
03050311

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Cycle & Carriage Ltd.

*CURRENT ADDRESS 239 Alexandra Road
Singapore 159930

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3163 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE : 4/28/03


CYCLE & CARRIAGE

Cycle & Carriage Limited

Summary Report 2002



Financial Calendar

Financial year ended 31 December 2002

Announcement of interim results	31 July 2002
Announcement of final results	25 February 2003
Issue of Summary Report	21 March 2003
Issue of Annual Report	18 April 2003
Annual General Meeting	6 May 2003
Book closure	21 to 22 May 2003
Final dividend payment	2 July 2003

Financial year ending 31 December 2003

Proposed announcement of results:	
- first quarter	6 May 2003
- second quarter	29 July 2003
- third quarter	30 October 2003
- fourth quarter	24 February 2004
Proposed interim dividend book closure	13 - 14 August 2003
Proposed interim dividend payment	25 September 2003

Contents



Jardines
A member of the Jardine Matheson Group

Corporate Profile

Cycle & Carriage has a distinguished operating history extending over 100 years and an established track record of reliability and service. The Group has two core operating businesses: motor vehicle distribution and retail, and property investment and development. It also has a strategic 35% stake in PT Astra International Tbk, a leading Indonesian conglomerate which is the largest independent automotive group in Southeast Asia and has further interests in palm oil, heavy equipment, telecommunication and information technology. In November 2002, Cycle & Carriage became a subsidiary of the Jardine Matheson Group.

Cycle & Carriage Limited is listed on the Singapore Exchange. The Group comprises over 200 subsidiaries and associates which employ approximately 100,000 people in six countries in the Asia-Pacific region; Singapore, Malaysia, Indonesia, Australia, New Zealand and Thailand.

Through its subsidiaries and associates, Cycle & Carriage is one of the largest automotive players in the region, and represents some of the best known automotive marques in the world - including Mercedes-Benz, Toyota, Mitsubishi, Hyundai, Audi, Peugeot, Kia, BMW and Mazda.

In the field of property investment and development, the Group's business is focused in the residential, commercial and industrial sectors in Singapore and Malaysia.

The Group is committed to being a responsible corporate citizen, adhering to good corporate governance practices and to maintaining the highest ethical standards. Cycle & Carriage is dedicated to the provision of quality products and services to its customers and the creation of value by delivering long-term growth.

Jardine Matheson Group

Cycle & Carriage became a subsidiary of the Jardine Matheson Group in November 2002 when long-term shareholder, Jardine Strategic, increased its interest to over 50%. With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Increasing its stake in Cycle & Carriage is a continuation of Jardines' strategy of raising its interests in its prime businesses with the greatest potential to achieve superior performance.

Jardine Matheson has a long and successful history in Asia where it has been trading for 170 years after being founded in China in 1832. The Group aims to create value by supporting its subsidiaries and affiliates in their pursuit of market leadership. This is achieved through the professionalism of its management services and by its targeted funding of growth businesses. Its interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Cycle & Carriage and Jardine Lloyd Thompson. These operations are leaders in the fields of engineering and construction, consumer marketing, motor trading, property, luxury hotels, supermarkets and insurance broking.

Incorporated in Bermuda, Jardine Matheson Holdings Limited has its primary share listing in London, with secondary listings in Singapore and Bermuda. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Key Operating Businesses

Motor

Singapore
The Cycle & Carriage motor operations (100%) is one of the premier automotive businesses in Singapore. It is engaged in motor distribution, retailing and the provision of after-sales services and has interests in motor vehicle dealerships and vehicle financing. The marques handled are Mercedes-Benz, Mitsubishi and Kia.

Malaysia
Cycle & Carriage Bintang (48%) which is listed on the Kuala Lumpur Stock Exchange is involved in the assembly, distribution, retailing and provision of after-sales services for Mercedes-Benz, Mazda and Peugeot.

Cycle & Carriage Malaysia (85%) is a multi-franchised dealer handling Proton, Mazda, Mitsubishi, Kia, Hyundai and Isuzu.

Australia
Cycle & Carriage Australia (100%) is a major importer of cars into Australia, distributing Hyundai and Audi (50%) vehicles and provides vehicle financing and logistic services.

New Zealand
Truck Investments (100%) is the largest independent distributor of heavy vehicles in New Zealand, distributing Hino, Renault, ERF, Mack, MAN and Western Star vehicles. It has the only nationwide parts and service network for trucks and commercial vehicles.

Cycle & Carriage (NZ) (100%), comprises the Kia and Nissan Diesel heavy trucks distributorships and operate the Nissan, Suzuki, Mitsubishi and Chrysler dealerships.

Thailand
Cycle & Carriage Thailand (100%), one of the Group's smaller businesses, is a dealer for Ford in Bangkok.

Property

Singapore, Malaysia
The Group's principal property entity is Singapore listed MCL Land (66%) and together with CCL Group Properties (79%) are involved in property investment and development. The Group has total assets of about S$1.2 billion employed in its property business as at 31 December 2002.

Astra

Indonesia
PT. Astra International Tbk (35%), listed on the Jakarta and Surabaya Stock Exchanges, is a leading conglomerate and the largest independent automotive group in Southeast Asia with about 43% of the motor vehicle market and 57% of the motorcycle market in Indonesia. It holds the Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan diesel marques for motor vehicles and the Honda marque for motorcycles. It also has other businesses including significant interests in palm oil, heavy equipment and information technology.

( ) Effective interest as at 7 March 2003.



Financial Highlights

Financial indicators

		1998	1999	2000	2001	**2002**
Earnings per share •	cts	45.7	41.9	73.9	70.3	**108.9**
Gross dividend per share	cts	14.0	30.0	17.0	15.0	**15.0**
Net asset value per share	$	5.03	5.36	3.02	3.38	**4.28**
Return on average shareholders' funds•	%	8.4	8.1	17.6	21.9	**28.4**

		1998	1999	2000	2001	**2002**
Revenue	$m	2,393.0	2,854.7	4,588.3	4,641.4	**4,985.7**
Profit after taxation and minority interests •	$m	107.0	98.1	172.8	165.9	**261.3**
Shareholders' funds	$m	1,176.2	1,254.8	706.5	806.1	**1,034.8**
Capital employed	$m	1,573.1	1,657.4	1,116.6	1,189.5	**1,365.6**


cts
120
100
80
60
40
20
0
98
99
00
01
02

Earnings per share*


cts
40
35
30
25
20
15
10
5
0
98
99
00
01
02

Gross dividend per share


S$m
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02

Revenue


S$m
270
240
210
180
150
120
90
60
30
0
98
99
00
01
02

Profit after taxation & minority interests*


S$m
%
1,400
1,200
1,000
800
600
400
200
0
30
24
18
12
6
0
98
99
00
01
02

Shareholders' funds

— Return on average shareholders' funds* (%)


S$m
S$
1,800
1,500
1,200
900
600
300
0
7
6
5
4
3
2
1
0
98
99
00
01
02

Capital employed

— Net asset value per share (S$)

* excluding exceptional items

By Activity

2002

	Revenue		Profit before financing charges and taxation		Profit/(loss) after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	2,503.2	50	74.5	18	53.3	20	842.3	35
Property	532.6	11	64.3	15	39.7	15	1,202.0	50
Astra	1,839.9	37	288.2	67	184.9	71	323.5	13
Other interests	110.0	2	1.4	0	(16.6)	(6)	46.6	2
	4,985.7	100	428.4	100	261.3	100	2,414.4	100
Exceptional items	–		31.0		(30.3)		–	
Unallocated assets	–		–		–		10.0	
	4,985.7		459.4		231.0		2,424.4	

By Activity

2001

	Revenue		Profit before financing charges and taxation		Profit/(loss) after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	2,697.1	58	103.5	35	65.2	39	827.5	34
Property	179.7	4	30.7	11	13.9	9	1,455.0	60
Astra	1,664.1	36	157.3	54	106.1	64	94.8	4
Other interests	100.5	2	0.2	0	(19.3)	(12)	47.2	2
	4,641.4	100	291.7	100	165.9	100	2,424.5	100
Exceptional items	–		(70.0)		(45.8)		–	
Unallocated assets	–		–		–		17.3	
	4,641.4		221.7		120.1		2,441.8	



Revenue

- 50% Motor
- 11% Property
- 37% Astra
- 2% Other interests



Profit before financing charges and taxation

- 18% Motor
- 15% Property
- 67% Astra
- 0% Other interests


(6%)

Profit/(loss) after taxation and minority interests

- 20% Motor
- 15% Property
- 71% Astra
- (6%) Other interests



Total assets

- 35% Motor
- 50% Property
- 13% Astra
- 2% Other interests



Revenue

- 58% Motor
- 4% Property
- 36% Astra
- 2% Other interests



Profit before financing charges and taxation

- 35% Motor
- 11% Property
- 54% Astra
- 0% Other interests


(12%)

Profit/(loss) after taxation and minority interests

- 39% Motor
- 9% Property
- 64% Astra
- (12%) Other interests



Total assets

- 34% Motor
- 60% Property
- 4% Astra
- 2% Other interests

Chairman's Statement

The Group achieved satisfactory trading performances in most of its operations in 2002 despite the generally weak economic environment in the region. In particular, Astra's result benefited from strong demand and a strengthening of the Indonesian currency. At the year-end a major strategic objective was achieved with the refinancing of Astra through a debt restructuring and a substantial rights issue which was supported by Cycle & Carriage.

Performance

The Group's underlying profit, rose 57% to S$261 million, or S$1.09 per share, with the increase in the equity-accounted contribution from Astra being the major component. Net profit, after exceptional items, grew by 92% to S$231 million, or S$0.96 per share. The net result benefited from a profit recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and the writing-off of deferred tax assets in Indonesia and Australia.

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits as they increased market share in an expanding commercial vehicle market.

The contribution from property, excluding exceptional items, rose from S$14 million to S$40 million with a good increase in MCL Land's earnings arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, while its agribusiness contribution grew significantly due to the escalation in crude palm oil prices.

Cycle & Carriage's consolidated net debt was reduced by S$235 million to S$634 million at the year-end due to improved working capital management and the sale by MCL Land of residential developments. Shareholders' funds increased to S$1,035 million, or S$4.28 per share compared with S$3.38 per share at the end of 2001. The return on capital employed, excluding exceptional items, improved to 22% from 15%.



Chairman's Statement

The Board is recommending a final dividend of S$0.12 per share less income tax. This, together with the interim dividend, will give a total dividend for the year of S$0.15 per share, unchanged from the previous year. A scrip dividend alternative will continue to be available to shareholders.

Developments

2002 was a significant year for Cycle & Carriage as it became a subsidiary of the Jardine Matheson Group following a successful partial offer by Jardine Strategic to increase its interest to 50.2%. Jardine Strategic has been a major supportive shareholder for over ten years.

During the year the Group was able to increase its shareholding in MCL Land to nearly 66%. The 5.7% of MCL Land received by Jardine Strategic under its 'chain principle' offer was acquired by the Group at a discount to net asset value, and this was supplemented further by market purchases.

In Malaysia, Cycle & Carriage Bintang reached agreement for DaimlerChrysler to take over the Mercedes-Benz distribution rights with effect from 1 January 2003. Cycle & Carriage Bintang holds a 49% stake in the new distribution joint venture, albeit with limited profit and management rights, and remains the major retailer of Mercedes-Benz cars in Malaysia. Nevertheless, the new distribution arrangement will have an adverse impact on profitability going forward.

In December, Astra's creditors approved a restructuring of its debt that extended the maturity to 2009 and provided an attainable repayment schedule. This was followed in January 2003 by a rights issue raising some S$280 million, in which the Group participated to the extent of S$135 million. This, together with market purchases, has enabled the Group to increase its stake in Astra to 34.5%. With a significant reduction in debt and increase in retained earnings, Astra should now be restored to full financial strength, although the ultimate test will be its ability to reinstate its dividend on a sustainable basis.

In February 2003, Astra announced that it had signed a Memorandum of Understanding with Toyota Motor Corporation on the re-organisation of P.T. Toyota-Astra Motor into separate manufacturing and distribution entities. Under the re-organisation, Toyota will increase its interest in the manufacturing entity to 95%, enabling it to be integrated into Toyota's international production capacity, while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached by the middle of the year.

People

Following the reduction in Edaran Otomobil Nasional Berhad's shareholding in the Group, Tan Sri Dato' Seri Mohamad Saleh Sulong, Chairman of the Board, and Mr Rin Kei Mei retired from the Board in November 2002. I would like to thank them for their loyal service



and outstanding contribution to the Group. I was subsequently appointed as Chairman, and I look forward to continuing my support in this new role. I am also pleased to welcome Brian Keelan and Adam Keswick to the Board. Mr Keswick will also take on the executive role of director of strategy for the Group.

Some 100,000 staff are employed in the Group's subsidiaries and associates, and its success is due in no small measure to their hard work and dedication. On behalf of the Board, I would like to thank them for their fine contribution.

Prospects

The unsettled economic conditions experienced during 2002 are expected to continue and the Group's attributable profit will again be affected by the value of the Indonesian Rupiah. The impact of exchange rate fluctuations is, however, being reduced through substantial repayment of Astra's US dollar debt.

Anthony Nightingale
Chairman
7 March 2003

Group Managing Director's Review

MOTOR

Underlying profits from motor operations were S$53 million, 18% lower than the prior year due to a weaker performance in Singapore. Earnings after exceptional items were S$43 million following the write-off of S$10 million in deferred tax assets in the Australian operations.

Singapore

In a weak Singapore economy, car prices declined due to intense competition, a reduction in government duties and softer premiums on Certificates of Entitlement. Demand, nevertheless, remained poor, and the passenger car market contracted by 6% and the commercial vehicle market by 27%.

The Group's Singapore motor operations sold a total of 8,486 passenger cars and 1,039 commercial vehicles, their market share reducing to 13% and 10%, respectively. Earnings fell by 41% to S$31 million, primarily because 2001 had benefited from distributor margins earned on Mercedes-Benz stocks carried over from 2000. While Mercedes-Benz remained the largest profit-generator for the Singapore motor operations, sales of Mercedes-Benz passenger cars fell by 31% to 2,402 units due to the economic uncertainties. New models launched during the year included the E-Class, SL-Class and the CLK-Class. The Group's after-sales business performed satisfactorily with higher profits arising from cost savings and improved productivity.

Mitsubishi sustained its momentum in 2002 contributing positively to profit due to improved margins, despite a reduction in sales. Kia's sales were slightly down on the previous year. Following a review of the Proton operations, Cycle & Carriage decided to cease to be the Proton distributor from September 2002.

In March 2003, the Group increased its interest in UMF (Singapore) Ltd from 40% to 50% for a total consideration of S$16.5 million pursuant to the exercise of a put option under the terms of a shareholders' agreement.

Malaysia

The Malaysian vehicle market grew by 10%, with sales of non-national brands increasing by 21%. The Group's 48% associate, Cycle & Carriage Bintang ("CCB"), recorded a net profit of RM67 million, up 24%, before accounting for the results of its associates, Cycle & Carriage Malaysia ("CCM") and CCL Group Properties.

The Mercedes-Benz marque had a successful year with passenger car sales increasing by 27%, representing nearly half of the luxury car market. Sales of Mercedes-Benz commercial vehicles rose by 38%. In January 2003, CCB ceased to be the Mercedes-Benz distributor in Malaysia, and commenced operations as the major retailer only. The new arrangements, which are in line with the agreement signed with DaimlerChrysler AG to form a



Group Managing Director's Review

joint venture company to take over the distributorship role, will have a negative effect on earnings going forward.

The Mazda operations turned around in 2002, producing a small profit from improved sales. The Peugeot franchise commenced operations in September with a network of 14 dealers and, in January 2003, a flagship Peugeot showroom was opened.

CCM, our multi-franchised dealership, recorded a 32% increase in Proton sales, while its other sales increased 14%, with good demand for Hyundai passenger cars and Mitsubishi commercial vehicles.

The Malaysian motor operations contributed a profit of S$18 million to the Group's profit, 32% higher than the previous year.

Australia

The Australian vehicle market reflected the national economy, growing by 7% to a record of 824,000 units, but the Group's operations saw a 4% decline in sales to 38,562 units. A loss was recorded, though lower than the previous year, due to lower Hyundai sales and margins. The result was further affected by the write-off of deferred tax assets totalling S$10 million due to the uncertainty of their utilisation. In the prestige car segment, however, Audi registered record sales up 23% from the previous year.

New Zealand

The New Zealand operations did well with profit growing by 134% to S$5 million. The passenger car and light commercial vehicle market grew by 11% and the heavy truck market grew by 23% on the back of a buoyant New Zealand economy. New vehicles sold by the Group's operations increased by 53% to 2,416 units.

Truck Investments remained the main contributor to New Zealand's earnings. Mack trucks achieved record sales of 146 units and Hino sales grew by 69% to 287 units. In December, Truck Stops expanded the branch network to 13 outlets, and a new parts warehouse is being constructed.

C&C New Zealand, the Group's multi-franchised retail operations, acquired a Nissan/Suzuki dealership in West Auckland and the sole distribution rights for Nissan Diesel heavy trucks.

PROPERTY

Property earnings, excluding exceptional items, grew by 186% to S$40 million in 2002 due mainly to the recognition of development profits from the fully sold The Warren. The net result was reduced by a S$16 million writedown in the value of 78 Shenton Way, partly offset by gains from the sale of units in Juniper at Ardmore and MCL's 20% stake in Masingtai Shanghai Properties Pte Ltd.



The Singapore residential market saw some improvement in sales, due largely to keen pricing by developers and changes in government policies on private housing. MCL Land made significant progress in the sale of its residential properties with a total of 1,313 residential units sold in 2002. Construction of The Metz freehold condominium at Devonshire Road commenced, and, subject to market conditions, will be launched for sale in 2003.

The office sector remained soft in 2002, and increased supply will maintain the downward pressure on rentals and capital values. MCL Land's investment properties performed creditably, with 78 Shenton Way maintaining an occupancy rate of 93%. The building was upgraded to improve the working environment and to enhance its competitive edge.

The 19 luxury apartments in Juniper at Ardmore achieved a 90% occupancy rate. Five units were sold in line with the Group's strategy to dispose of low yielding assets.

Ubi Tech Park, a joint venture industrial development, was re-launched in September. A further 238 units were sold thanks to an aggressive pricing strategy, leaving 187 units remaining out of 699 units.

MCL Land acquired two freehold residential development sites for S$29 million in 2002. The first, at Upper Serangoon Road, will be developed into a 12-storey apartment block and, the second, located along Changi Road, will be developed into two five-storey apartment blocks. In early 2003, MCL Land acquired two adjoining plots at Carlisle Road and Norfolk Road for S$46 million, which can be developed into a high-rise condominium of around 120 units.

Competitive rental rates and the high quality of service enabled Wisma Cyclecarri, Menara Weld and Bintang Pantai to maintain almost full occupancy despite the soft property market in Malaysia.

ASTRA

Astra had an excellent year as consumer demand in Indonesia remained strong, and its results have now become the major component of the Group's profits. Astra contributed S$185 million to the Group's underlying profit and S$193 million to net profit after exceptional items, increases of 74% and 189% respectively. The better than expected operating profit was due largely to improved results from its associates, especially the motorcycle business. Exceptional items of S$8 million consisted mainly of S$48 million in foreign exchange gains arising from the stronger Rupiah and the profit on the sale of Pramindo, substantially offset by the writing-off of deferred tax assets. Due to the size and complexity of the Astra group, its results are equity accounted based on the 12 months to November 2002, adjusted for any major transactions occurring in December 2002.



Group Managing Director's Review

A major achievement during the year was the successful restructuring of Astra's outstanding debt obligations. This has resulted in a realistic debt amortisation schedule, including an option to refinance with the existing lenders in June 2006 for a further three years. The debt restructuring paved the way for an equity raising exercise and, following shareholders' approval in December 2002, Astra raised Rp1.4 trillion (S$280 million) in January 2003 by way of a 7 for 13 rights offer, priced at Rp1,000 per share. The amount raised will be used to support higher debt amortisation payments, investment and working capital needs, and debt repurchase. Astra now has an appropriate capital structure, and this should allow it to reinstate its dividend on a sustainable basis.

The Indonesian motor vehicle market grew by 6% in 2002. Lower sales in the diesel market segment led to Astra's sales being maintained at some 130,000 units, causing its market share to fall to 43%. Toyota continued to be the market leader with a 27% share in 2002. Isuzu, however, which only produces diesel vehicles, recorded a 16% decline in sales. Peugeot, Nissan Diesel and BMW also saw decreases in sales. Daihatsu sales decreased slightly, with new competition in the 4x4 sector, while a restructuring resulted in Astra diluting its ownership in the Astra Daihatsu Motor joint venture from 50% to 32%.

The overall motorcycle market recorded an impressive growth of 39% in 2002 to 2.4 million units. Honda continued to outperform the market, increasing its sales by 54% and its market share to 58% with sales of 1.4 million units. New models launched during the year included the Phantom, Karisma and Kirana 125 cc cub.

The agribusiness saw a substantial increase in revenue and earnings due to the sharp escalation in crude palm oil prices and increase in sales volumes of crude palm oil and its derivatives. As part of the long-term strategy of focusing on its core businesses, Astra disposed of its entire stake in Sumalindo Lestari Jaya, its woodbased business.

In August, Astra completed the disposal of the first 30% of its 35% stake in Pramindo, its telcom associate. The remaining interest will be disposed over the next two years.

Philip Eng
Group Managing Director
7 March 2003



The Summary Financial Statement as set out on pages 20 to 30 contains only a summary of the information in the Directors' Report and full financial statements of the Company and the Group as set out in a separate report called the Annual Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company or of the Group.

For further information, the full financial statements, the Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Election Notice at the end of this Summary Report.

Summary Directors' Report

The directors of Cycle & Carriage Limited present their summary report to the members together with the audited financial statements for the financial year ended 31 December 2002.

1. Principal Activities

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and a provider of management services. There have been no significant changes in the nature of these activities during the financial year.

2. Directors

The directors of the Company in office at the date of this report are as follows:

Anthony John Liddell Nightingale, *Chairman #*
Boon Yoon Chiang, *Deputy Chairman #*
Philip Eng Heng Nee, *Group Managing Director*
Tan Sri Abdul Halim bin Ali
Hassan Abas #
Alan Yeo Chee Yeow #
Vimala Menon #
Neville Barry Venter, *Group Finance Director*
Lim Ho Kee #
Chang See Hiang #
Brian Richard Keelan, *appointed 27 November 2002*
Adam Phillip Charles Keswick, *Group Strategy Director, appointed 27 November 2002*
Owen Phillimore Howell-Price, *alternate to Anthony John Liddell Nightingale*

Audit committee members

Directors' interests

As at 31 December 2002, the directors of the Company had interests* set out below in the ordinary shares of the Company and related companies:

Name of director/par value per share	The Company# S$1	Jardine Matheson US$0.25	Jardine Strategic US$0.05	Dairy Farm US$0.05 $^{5}/_{9}$	Mandarin Oriental US$0.05	MCL Land+ S$1
Anthony Nightingale	–	751,678	16,875	24,375	–	–
Boon Yoon Chiang	–	20,000	–	–	–	–
Philip Eng	10,000	–	–	–	–	35,000
Brian Keelan	–	37,634	250,000	163,800	115,000	–
Neville Venter	10,541	–	–	–	–	–
Owen Howell-Price	–	–	–	56,614	–	–

* Direct interests (no deemed interests)

At 31 December 2001, Philip Eng and Neville Venter had interests in 10,000 and 10,345 ordinary shares respectively

\+ At 31 December 2001, Philip Eng had interest in 35,000 ordinary shares

Summary Directors' Report

In addition:

(a) At 31 December 2002, Philip Eng and Neville Venter held options in respect of 580,000 (31.12.01: 460,000) and 240,000 (31.12.01: 160,000) ordinary shares of the Company issued pursuant to the CCL Executives' Share Option Schemes.

(b) At 31 December 2002, Anthony Nightingale, Brian Keelan, Neville Venter and Adam Keswick held options of 335,000, 750,000, 90,000 and 50,000 respectively in the ordinary shares of Jardine Matheson issued pursuant to the company's Senior Executive Share Incentive Schemes.

(c) Anthony Nightingale, Brian Keelan and Adam Keswick are discretionary objects under a trust created in 1947 (the "1947 Trust"). The Trustees of the 1947 Trust held 35,915,991 ordinary shares in Jardine Matheson representing 5.72% of the company's issued share capital at 31 December 2002. Under the terms of the 1947 Trust its income may be distributed to senior executive officers and employees of Jardine Matheson and its wholly owned subsidiaries. Directors of Jardine Matheson who are within the category of "senior executive officers and employees" are therefore deemed to be interested in the shares owned by the 1947 Trust.

(d) At 31 December 2002, Anthony Nightingale had interest in 20,000 ordinary shares (par value of PHP4.00 per share) in Jardine Davies and 15,000 ordinary shares (par value of RM1.00 per share) in Cycle & Carriage Bintang.

There were no changes in the above interests between the end of the financial year and 21 January 2003, save for the expiry of 120,000 options granted to Philip Eng on 9 April 1998.

No other person who was a director of the Company at the end of the financial year had an interest in any shares or debentures of the Company or its related corporations either at the beginning or end of the financial year or on 21 January 2003.

At no time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, except for the CCL Executives' Share Option Scheme 2000 under which 120,000 and 80,000 options to subscribe for ordinary shares of S$1 each in the Company were granted on 28 February 2002 to Philip Eng and Neville Venter, respectively. During the financial year, no options (2001: nil) were exercised by the directors.

Except as mentioned above, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a subsidiary with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as shown in Notes 3 and 5 to the Summary Financial Statement.

Summary Directors' Report

3. Share Options

Company

During 2002, options were granted by the Company pursuant to the CCL Executives' Share Option Scheme 2000 in respect of 1,207,500 ordinary shares of S$1 each in the Company, of which 200,000 options were granted to two directors and 1,007,500 options were granted to employees of the Group. Each option entitles the holder to subscribe for one ordinary share in the Company at the exercise price of S$4.147 per share at any time before the expiry date, subject to the terms of the Scheme.

During the financial year, 219,159 shares were issued pursuant to the exercise of options, and as at 31 December 2002, the following options to take up 3,380,501 unissued shares of S$1 each in the Company were outstanding:

	No. of options					
Date of grant	At 1.1.02 or date of grant	Exercised	Cancelled	At 31.12.02	Exercise price S$	Expiry date
9.4.1998	395,000	–	–	395,000	7.05	8.1.2003
5.4.1999	402,000	–	–	402,000	7.22	4.4.2009
1.3.2000	574,000	61,333	4,000	508,667	3.89	28.2.2010
12.5.2000	80,000	–	–	80,000	5.10	11.5.2010
8.5.2001	1,002,500	157,826	29,340	815,334	3.227	7.5.2011
28.2.2002	1,207,500	–	28,000	1,179,500	4.147	27.2.2012
	3,661,000	219,159	61,340	3,380,501		

The information on directors of the Company participating in the share option schemes is as follows:

	No. of options				
Name of director	Granted during the financial year ended 31.12.02	Granted since the commencement of the schemes to 31.12.02	Exercised since the commencement of the schemes to 31.12.02	Lapsed since the commencement of the schemes to 31.12.02	Outstanding as at 31.12.02
Philip Eng	120,000	1,266,250	378,250	308,000	580,000
Neville Venter	80,000	240,000	–	–	240,000

There were no participants who are controlling shareholders of the Company and their associates. A person who is a substantial shareholder of the Company is not eligible to participate in the share option schemes.

No employees received options granted pursuant to the schemes which, in aggregate, represent 5% or more of the total number of shares available under the share option schemes.

No options were granted pursuant to the share option schemes with an exercise price at a discount to the market.

The share option schemes do not provide for participation by parent group employees. The Company's ultimate holding company is Jardine Matheson Holdings Limited.

Subsidiaries

During 2002, options were granted by a subsidiary, MCL Land Limited, pursuant to the MCL Land Executives' Share Option Scheme in respect of 286,500 ordinary shares of S$1 each in the subsidiary to a director and employees of the MCL Land Group. Each option entitles the holder to subscribe for one ordinary share in the subsidiary at the exercise price of S$1.00 per share at any time before the expiry date, subject to the terms and conditions of the Scheme. During the year, no shares were issued by virtue of the exercise of these options.

At 31 December 2002, the following options to take up 1,178,000 unissued shares of S$1 each in MCL Land Limited were outstanding:

	No. of options					
Date of grant	**At 1.1.02 or date of grant**	**Exercised**	**Cancelled**	**At 31.12.02**	**Exercise price**	**Expiry date**
					S$	
21.4.1997	64,000	–	64,000	–	2.30	20.4.2002
27.4.1998	135,000	–	–	135,000	1.17	26.4.2003
12.4.1999	230,000	–	–	230,000	1.61	11.4.2004
1.3.2000	288,000	–	–	288,000	1.03	28.2.2005
22.3.2001	238,500	–	–	238,500	1.02	21.3.2006
1.3.2002	286,500	–	–	286,500	1.00	28.2.2007
	1,242,000	–	64,000	1,178,000		

Except for the above, no other options were granted by the Company or any subsidiary during the financial year and there were no unissued shares under option at the end of the financial year.

4. Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any other corporation in the Group has arisen since the end of the financial year which secures the liabilities of any other person and no material contingent liability of the Company or any other corporation in the Group has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

5. Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

The Summary Financial Statement set out on pages 20 to 30 was approved by the Board of Directors on 7 March 2003 and was signed on its behalf by:

Anthony Nightingale
Director

Hassan Abas
Director

Singapore
7 March 2003

Auditors' Report

To the members of Cycle & Carriage Limited

We have examined the Summary Financial Statement set out on pages 20 to 30 which has been prepared by the directors of the Company. In our opinion, the Summary Financial Statement is consistent, in all material respects, with the full financial statements and Directors' Report of Cycle & Carriage Limited for the year ended 31 December 2002 from which they were derived and complies with the requirements of section 203A of the Companies (Amendment) Act 1995, and regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 7 March 2003 on the full financial statements of Cycle & Carriage Limited and its subsidiary companies for the year ended 31 December 2002. The audit report is as follows:

"Auditors' Report to the Members of Cycle & Carriage Limited (Incorporated in Singapore)

We have audited the financial statements of the Company and the consolidated financial statements of the Group set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i. the state of affairs of the Company and of the Group as at 31 December 2002 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the financial year ended on that date; and

   ii. the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and in the consolidated financial statements of the Group; and

b. the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, being financial statements that have been included in the consolidated financial statements. The subsidiaries audited by our associated firms are indicated on pages # to # to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

PricewaterhouseCoopers
Certified Public Accountants

Singapore
7 March 2003

The page numbers are as stated in the Auditors' Report dated 7 March 2003 included in Cycle & Carriage Limited's Annual Report for the financial year ended 31 December 2002.

Profit and Loss Account

For the year ended 31 December

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Revenue	**4,985.7**	4,641.4	**139.8**	82.2
Less:				
Share of associates' and joint ventures' revenue	**(2,553.4)**	(2,155.7)	–	–
Group revenue	**2,432.3**	2,485.7	**139.8**	82.2
Cost of sales	**(2,152.8)**	(2,181.8)	–	–
Gross profit	**279.5**	303.9	**139.8**	82.2
Other operating income	**20.9**	12.4	**0.6**	0.4
Selling and distribution expenses	**(124.7)**	(142.4)	–	–
Administrative expenses	**(76.0)**	(70.5)	**(6.9)**	(6.0)
Other operating income/(expenses)	**(0.3)**	–	**(12.9)**	0.3
Operating profit	**99.4**	103.4	**120.6**	76.9
Share of associates' and joint ventures' results	**329.0**	188.3	–	–
Trading profit	**428.4**	291.7	**120.6**	76.9
Exceptional items	**31.0**	(70.0)	**106.6**	(3.5)
Profit before financing charges	**459.4**	221.7	**227.2**	73.4
Net financing charges	**(21.8)**	(28.7)	**(0.5)**	(0.4)
Profit before taxation	**437.6**	193.0	**226.7**	73.0
Taxation	**(190.1)**	(75.6)	**(30.5)**	(20.1)
Profit after taxation	**247.5**	117.4	**196.2**	52.9
Minority interests	**(16.5)**	2.7	–	–
Profit attributable to shareholders	**231.0**	120.1	**196.2**	52.9
Earnings per share – basic:				
– including exceptional items	**96.3¢**	50.9¢	–	–
– excluding exceptional items	**108.9¢**	70.3¢	–	–
Earnings per share – diluted:				
– including exceptional items	**96.2¢**	50.9¢	–	–
– excluding exceptional items	**108.8¢**	70.3¢	–	–

Balance Sheet

As at 31 December

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Non-current assets				
Property, plant and equipment	**119.8**	127.1	**0.6**	0.6
Investment properties	**449.5**	532.3	**–**	–
Development properties	**444.9**	578.0	**–**	–
Interests in subsidiaries	**–**	–	**1,411.9**	1,249.6
Interests in associates and joint ventures	**663.4**	385.3	**72.9**	72.6
Deferred tax asset	**7.6**	16.5	**–**	–
Other non–current assets	**20.3**	19.2	**–**	–
Negative goodwill	**(25.2)**	–	**–**	–
	1,680.3	1,658.4	**1,485.4**	1,322.8
Current assets				
Properties for sale	**49.4**	121.7	**–**	–
Stocks	**354.4**	374.7	**–**	–
Debtors	**187.5**	189.1	**2.7**	2.6
Tax recoverable	**2.4**	0.8	**–**	–
Short term investment	**7.9**	–	**0.1**	–
Bank and other liquid funds	**142.5**	97.1	**21.6**	12.3
	744.1	783.4	**24.4**	14.9
Total assets	**2,424.4**	2,441.8	**1,509.8**	1,337.7
Non-current liabilities				
Borrowings due after one year	**214.0**	713.5	**50.0**	385.0
Deferred tax liability	**5.6**	6.8	**1.4**	1.3
Non-current provisions	**19.7**	13.9	**–**	–
Other non-current liabilities	**6.0**	3.3	**–**	–
	245.3	737.5	**51.4**	386.3
Current liabilities				
Creditors	**203.3**	183.8	**5.7**	7.2
Provisions	**25.4**	32.1	**–**	–
Tax payable	**22.4**	46.2	**1.7**	0.8
Borrowings due within one year	**562.4**	252.7	**335.0**	15.0
	813.5	514.8	**342.4**	23.0
Total liabilities	**1,058.8**	1,252.3	**393.8**	409.3
Net assets	**1,365.6**	1,189.5	**1,116.0**	928.4
Financed by:				
Share capital and reserves				
Share capital	**241.5**	238.5	**241.5**	238.5
Reserves				
Share premium	**262.7**	251.2	**262.7**	251.2
Capital reserve	**29.8**	39.7	**–**	–
Revenue reserve	**500.8**	276.7	**611.8**	438.7
Shareholders' funds	**1,034.8**	806.1	**1,116.0**	928.4
Minority interests	**330.8**	383.4	**–**	–
	1,365.6	1,189.5	**1,116.0**	928.4

Notes to the Summary Financial Statement

1. Change in Accounting Policy

With effect from 1 January 2002, the Group adopted SAS 12 (2001) - Income Taxes under which deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.5 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

2. Dividends (net)

At the Annual General Meeting on 6 May 2003, a final dividend in respect of 2002 of 12% less income tax amounting to a dividend of S$22.6 million is to be proposed. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2003. The dividends paid in 2002 and 2001 were as follows:

	Group and Company	
	2002	2001
	S$m	S$m
Final dividend in respect of 2001 of 12% (2000: 12%) less income tax	**22.3**	21.2
Interim dividend in respect of 2002 of 3% (2001: 3%) less income tax	**5.7**	5.4
	28.0	26.6
Value of scrip dividends allotted and issued:		
Final dividend in respect of previous financial year	**11.9**	11.8
Interim dividend in respect of current financial year	**1.9**	3.0
	13.8	14.8

3. Directors' Remuneration

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Directors' remuneration				
– Directors of the Company	**2.9**	2.2	**1.5**	1.2
– Directors of subsidiaries	**4.6**	4.3	**–**	–

Notes to the Summary Financial Statement

4. Exceptional Items

The exceptional items included in profit before taxation are as follows:

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Provision for foreseeable losses on certain development properties	–	(30.6)	–	–
Revaluation deficit of an investment property	**(23.8)**	–	–	–
Profit on sale of investment properties	**1.4**	5.7	–	–
Share of exchange gains/(losses) on an associate's foreign currency debts	**48.8**	(40.1)	–	–
Writedown in the value of an associate's investment	–	(11.3)	–	–
Share of an associate's gain on sale of investments	**19.1**	–	–	–
Translation loss realised on repayment of equity loans	**(13.3)**	–	**(2.7)**	–
Profit on sale of shares in a subsidiary	–	6.3	–	–
Writeback/(provision) for amount owing by a subsidiary	–	–	**99.4**	(3.5)
Profit/(loss) on sale of shares in associates	**(1.2)**	–	**9.9**	–
	31.0	(70.0)	**106.6**	(3.5)

The exceptional items included in profit after taxation and minority interests are as follows:

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Provision for foreseeable losses on certain development properties	–	(18.2)	–	–
Revaluation deficit of an investment property	**(15.6)**	–	–	–
Profit on sale of investment properties	**2.5**	5.5	–	–
Share of exchange gains/(losses) on an associate's foreign currency debts	**34.2**	(28.1)	–	–
Writedown in value of an associate's investment	–	(11.3)	–	–
Share of an associate's gain on sale of investments	**13.5**	–	–	–
Provision for tax in an associate	**(40.0)**	–	–	–
Write off of deferred tax asset in a subsidiary	**(9.9)**	–	–	–
Translation loss realised on repayment of equity loans	**(13.3)**	–	**(2.7)**	–
Profit on sale of shares in a subsidiary	–	6.3	–	–
Writeback/(provision) for amount owing by a subsidiary	–	–	**99.4**	(3.5)
Profit/(loss) on sale of shares in associates	**(1.7)**	–	**9.9**	–
	(30.3)	(45.8)	**106.6**	(3.5)

5. Related Party Transactions

In addition to the related party information shown elsewhere in the financial statements, the following significant related party transactions took place during the financial year at terms agreed between the parties concerned:

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
a. With associates and joint ventures:				
Purchase of goods and services	**(2.1)**	(2.5)	–	–
Reimbursement to the Company for cost of management services	**0.1**	0.1	**0.1**	0.1
Sale of goods and services	**354.5**	399.9	–	–
Commission and incentives earned	**3.3**	2.8	–	–
b. With directors at commercial terms:				
Sale of goods and services	**0.1**	–	–	–
Purchase of goods and services	**(0.1)**	(0.1)	**(0.1)**	(0.1)

	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
c. With related companies of substantial shareholders of the Company:				
Purchase of 5.7% stake in MCL Land	**(23.0)**	–	**(23.0)**	–
Purchase of goods and services	**(38.7)**	(30.5)	–	–
Insurance premium paid	**(2.1)**	(1.8)	**(0.1)**	–
Interest paid	**(1.4)**	(2.0)	–	–
Secondment costs	**(0.4)**	(0.6)	**(0.4)**	(0.6)
Rental income	**5.8**	5.8	–	–
Sale of goods and services	**0.2**	0.3	–	–
Interest received	**0.1**	0.1	–	–
Commission income	**0.2**	0.2	–	–
d. With related companies of ultimate holding company:				
Sale of goods and services	**0.1**	–	–	–
Insurance premium paid	**(0.2)**	–	–	–
Secondment costs	**(0.1)**	–	**(0.1)**	–

6. Revenue Reserve

Included in Group revenue reserve is an amount of S$269.5 million (2001: S$65.2 million), being the Group's share of Astra's post-acquisition reserves, the distribution of which is subject to the terms of Astra's loan restructuring agreement.

7. Contingent Liabilities

a. The Company has given corporate guarantees to secure bank facilities and term notes for certain subsidiaries totalling S$266.4 million (2001: S$284.2 million).

b. A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$12.9 million (2001: S$4.4 million).

8. Subsequent Events

a. On 16 January 2003, the Company acquired 76,000 shares of S$1 each in the capital of MCL Land Limited ("MCL") for a total consideration of S$0.1 million, increasing the Company's interest in MCL from 65.66% to 65.68%.

b. Between 27 and 29 January 2003, Cycle & Carriage (Mauritius) Ltd acquired and subscribed for an aggregate of 553,415,629 rights shares of nominal value Rp500 each in the capital of associated company, PT Astra International Tbk ("Astra") pursuant to Astra's rights issue for a total consideration of S$134.7 million. In addition, Cycle & Carriage (Mauritius) Ltd also acquired 20,092,000 shares in Astra from the market for S$8.8 million. Consequently, the Group's interest in Astra has increased to 34.53% of the enlarged issued share capital from 31.14% prior to the acquisitions.

c. On 20 February 2003, Astra announced that it had signed a Memorandum of Understanding with Toyota Motor Corporation, in respect of the manufacturing and distributor business of its joint venture company, PT Toyota Motors. Under the re-organisation, Toyota will acquire an interest of 95% of the manufacturing entity to enhance its operations as a global production, supply and export of multipurpose vehicles and their gasoline engines while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached in the middle of the year.

d. On 5 March 2003, the Company acquired from Capital Services of Singapore Limited ("CSS") 2,160,000 shares of S$1 each in the capital of UMF (Singapore) Ltd ("UMF") for a total consideration of S$16.5 million pursuant to the exercise of a put option by CSS under the terms of the shareholders' agreement dated 15 April 1999 governing UMF. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles increased from 40% to 50%.

Notes to the Summary Financial Statement

9. Protective Tax Assessment

In 2001, the Company's subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million relating to gains that arose from the sale of Ardmore Park, an investment property, in 1994. IRAS has since discharged the protective assessment and deemed the gains realised as capital in nature and not taxable for income tax purposes.

10. Comparative Figures

Certain comparative figures have been restated to conform with this financial year's presentation.

Shareholding Statistics

Authorised share capital: S$600,000,000
Issued and fully paid-up capital: S$241,510,630
Class of shares: Ordinary share of S$1 each with equal voting rights

Twenty Largest Shareholders as at 28 February 2003

Name of shareholders	Number of shares	%
DBS Trustee Limited	121,228,835	50.20
Raffles Nominees Pte Ltd	41,742,472	17.28
Employees Provident Fund Board	18,402,582	7.62
DBS Nominees Pte Ltd	12,298,812	5.09
Citibank Nominees Singapore Pte Ltd	4,543,780	1.88
United Overseas Bank Nominees Pte Ltd	3,515,007	1.45
HSBC (Singapore) Nominees Pte Ltd	2,953,221	1.22
Oversea-Chinese Bank Nominees Pte Ltd	2,133,564	0.88
Chua Boon Yew	1,716,920	0.71
Fong Lai Wah	1,529,463	0.63
Veronique Pte Limited	1,125,805	0.47
Henry Bian Hock Cheah	810,000	0.34
Kota Trading Company Sendirian Berhad	780,028	0.32
G K Goh Stockbrokers Pte Ltd	725,225	0.30
Daiwa (Malaya) Private Limited	565,000	0.23
DB Nominees (S) Pte Ltd	561,630	0.23
Khor Joo Saik Sdn Bhd	384,496	0.16
Pontiac Pte Ltd	383,687	0.16
Chua Swee Sim	341,000	0.14
Kew Estate Limited	330,036	0.14
	216,071,563	89.47

Substantial Shareholders as at 28 February 2003

Name of shareholders	Number of shares	%
Jardine Strategic Holdings Limited*	121,228,835	50.20
Edaran Otomobil Nasional Berhad	31,830,668	13.18
Employees Provident Fund Board	18,402,582	7.62

Note:

- Jardine Strategic Holdings Limited ("JSHL") is interested in 121,228,835 shares through its wholly-owned subsidiary, JSH Asian Holdings Ltd, which is in turn interested through its wholly-owned subsidiary, Jardine Strategic Singapore Pte Ltd. By virtue of JMH Investments Limited's and Jardine Matheson Holdings Limited's interests in JSHL, they are also deemed to be interested in the total of 121,228,835 shares.

Shareholding Statistics

Analysis of Shareholders by Range of Balances as at 28 February 2003

Name of shareholders	Number of shares	%	Number of shares	%
1 - 999	1,051	19.70	409,409	0.17
1,000 - 10,000	3,847	72.09	10,593,015	4.39
10,001 - 1,000,000	427	8.00	19,317,745	8.00
1,000,001 and above	11	0.21	211,190,461	87.44
	5,336	100.00	241,510,630	100.00

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the Company will be held in The Mandarin Court, Fourth Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Tuesday, 6 May 2003 at 11:15 a.m. for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2002 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12% less income tax for the year ended 31 December 2002 as recommended by the Directors.

3. To approve Directors' fees of S$618,000 for the year ended 31 December 2002 (2001: S$379,000).

4. To approve payment of Directors' fees of up to S$576,000 for the year ending 31 December 2003.

5. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:
   a. Mr Boon Yoon Chiang;
   b. Mr Lim Ho Kee; and
   c. Mr Anthony John Liddell Nightingale.

6. To re-elect the following Directors retiring pursuant to Article 99 of the Articles of Association of the Company:
   a. Mr Brian Richard Keelan; and
   b. Mr Adam Phillip Charles Keswick.

7. To pass the following resolutions:
   a. "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director from the date of this Annual General Meeting until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."
   b. "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John Liddell Nightingale from the date of this Annual General Meeting until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

8. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

9. To transact any other routine business which may arise.

As Special Business:

10. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:
    a. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."

Notice of Annual General Meeting

b. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

c. "That approval be and is hereby given to the Directors to issue such shares in the capital of the Company as may be required to be issued pursuant to the Cycle & Carriage Limited Scrip Dividend Scheme."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 21 March 2003

Notes:

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting and any adjournment thereof.

Statement pursuant to Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mr Lim Ho Kee and Mr Alan Yeo Chee Yeow, who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company respectively, are independent Directors.

Additional information for items under the heading "As Ordinary Business":

a. The increase in Directors' fees for non-executive Directors under Item 3 is in line with the increased scope of responsibilities and activities of the Board and its committees during year 2002. These are described in the Corporate Governance Statement in the Company's Annual Report 2002.

b. Item 4 is to facilitate payment of Directors' fees on current year basis, calculated based on the number of scheduled Board and committee meetings for 2003 and assuming that all non-executive Directors will hold office for the full year. In the event the Directors' fees proposed is insufficient (e.g. due to more meetings or enlarged Board size), approval will be sought at next year's AGM for additional fees to meet the shortfall.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 10(a) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme (the "Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although the Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

b. Ordinary Resolution No. 10(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Executives' Share Option Scheme 2000 (the "Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

c. Ordinary Resolution No. 10(c) is to allow the Directors to issue shares in the Company pursuant to the Cycle & Carriage Scrip Dividend Scheme, which was adopted by shareholders on 3 May 2001.

Proxy Form

The Group Company Secretary
Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
3 Cross Street
#11-00 PWC Building
Singapore 048424

IMPORTANT

1. For investors who have used their CPF monies to buy **Cycle & Carriage Limited** shares, the **Summary Report/Annual Report** is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ____

of ____

being a member/members of the abovenamed Company hereby appoint the following person(s):

Name	Address	NRIC/Passport Number	Proportion of Shareholdings(%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 34th Annual General Meeting of the Company to be held in The Mandarin Court, Fourth Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Tuesday, 6 May 2003 at 11:15 a.m. and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the resolutions to be proposed at the Annual General Meeting as indicated hereunder. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Business	**For**	**Against**
1. Adoption of Directors' and Auditors' Reports and Accounts		
2. Declaration of Final Dividend		
3. Approval of Directors' Fees for the year ended 31 December 2002		
4. Approval of Directors' Fees for the year ending 31 December 2003		
5. Re-election of Directors retiring pursuant to Article 95		
a. Mr Boon Yoon Chiang		
b. Mr Lim Ho Kee		
c. Mr Anthony John Liddell Nightingale		
6. Re-election of Directors retiring pursuant to Article 99		
a. Mr Brian Richard Keelan		
b. Mr Adam Phillip Charles Keswick		
7. a. Authorisation for Mr Alan Yeo Chee Yeow to continue as Director pursuant to section 153(6) of the Companies Act		
b. Authorisation for Mr Owen Phillimore Howell-Price to continue as Alternate Director to Mr Anthony John Liddell Nightingale pursuant to section 153(6) of the Companies Act		
8. Re-appointment of Auditors		
9. Any Other Routine Business		

Proxy Form

Special Business	For	Against
10. a. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme, not exceeding 5% of the issued share capital		
b. Authorising Directors to issue shares, pursuant to the CCL Executives' Share Option Scheme 2000, not exceeding 15% of the issued share capital		
c. Authorising Directors to issue shares, pursuant to the Cycle & Carriage Limited Scrip Dividend Scheme		

Dated this .... day of 2003

Total number of shares held

....

Signature(s) of Member(s) or Common Seal

Important: Please Read Notes Below

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members of the Company, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him and such proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

82-3163

Election Notice

Dear Shareholder

This is a copy of our Annual Review and Summary Financial Statement ("Summary Report" or "SR") for the financial year ended 31 December 2002 ("FY 2002"). The SR contains a review of the Cycle & Carriage Limited Group for FY 2002. It also contains a summary of the audited financial statements of the Company and the Group for FY 2002.

The full financial statements of the Company and of the Group for FY 2002 are set out in a separate report called the Annual Report. This report is available to all Cycle & Carriage Limited shareholders at no cost upon request. **We will be sending you SRs instead of Annual Reports for as long as you are a shareholder, unless you indicate in this Election Notice that you wish to continue to receive Annual Reports.** The SR for FY 2002 is an example of the SRs that you will receive for the future, unless you notify the Company to the contrary.

If you wish to receive a copy of the Annual Report for FY 2002, please complete this Election Notice by ticking the appropriate box and returning it to the Company's Share Registrar, Barbinder & Co Pte Ltd by 2 April 2003. **By failing to respond, we will take it that you do not wish to receive copies of the Annual Report for FY 2002 and future years for as long as you are a Cycle & Carriage Limited shareholder.**

You may also supersede earlier requests sent to the Company by ticking the appropriate box below and returning this Election Notice to the Company's Share Registrar.

By failing to respond, we will take it that you do not wish to change your previous requests. Your latest request will supersede your earlier requests to the Company.

Yours faithfully
for and on behalf of
Cycle & Carriage Limited

Ho Yeng Tat
Group Company Secretary
21 March 2003

Election Notice

To: Cycle & Carriage Limited

☐ I wish to receive the Annual Report for the financial year ended 31 December 2002 and for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I do not wish to receive the Summary Report or the Annual Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I wish to receive the Summary Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

Note: Please tick only one box

Name of shareholder ______________________________
NRIC/Passport number ______________________________
Address ______________________________

______________________ Signature

______________________ Date

2st fold

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07012



Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

1st fold

82-3163

Election Notice

Dear Shareholder

This is a copy of our Annual Review and Summary Financial Statement ("Summary Report" or "SR") for the financial year ended 31 December 2002 ("FY 2002"). The SR contains a review of the Cycle & Carriage Limited Group for FY 2002. It also contains a summary of the audited financial statements of the Company and the Group for FY 2002.

The full financial statements of the Company and of the Group for FY 2002 are set out in a separate report called the Annual Report. This report is available to all Cycle & Carriage Limited shareholders at no cost upon request. **We will be sending you SRs instead of Annual Reports for as long as you are a shareholder, unless you indicate in this Election Notice that you wish to continue to receive Annual Reports.** The SR for FY 2002 is an example of the SRs that you will receive for the future, unless you notify the Company to the contrary.

If you wish to receive a copy of the Annual Report for FY 2002, please complete this Election Notice by ticking the appropriate box and returning it to the Company's Share Registrar, Barbinder & Co Pte Ltd by 2 April 2003. **By failing to respond, we will take it that you do not wish to receive copies of the Annual Report for FY 2002 and future years for as long as you are a Cycle & Carriage Limited shareholder.**

You may also supersede earlier requests sent to the Company by ticking the appropriate box below and returning this Election Notice to the Company's Share Registrar.

By failing to respond, we will take it that you do not wish to change your previous requests. Your latest request will supersede your earlier requests to the Company.

Yours faithfully
for and on behalf of
Cycle & Carriage Limited

Ho Yeng Tat
Group Company Secretary
21 March 2003

Do not staple. Glue all sides firmly.

Election Notice

To: Cycle & Carriage Limited

☐ I wish to receive the Annual Report for the financial year ended 31 December 2002 and for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I do not wish to receive the Summary Report or the Annual Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I wish to receive the Summary Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

Note: Please tick only one box

Name of shareholder ______________________

NRIC/Passport number ______________________

Address ______________________

______________________ Signature

______________________ Date

2st fold

ASEANPOST
Postage will be p
by addressee.
For posting in an
ASEAN country.



BUSINESS REPLY SERVICE
PERMIT NO. 07012



Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

1st fold




2001


CYCLE & CARRIAGE

Cycle & Carriage Limited
Summary Report







Election Notice

Dear Shareholder

This is a copy of our Annual Review and Summary Financial Statement ("Summary Report" or "SR") for the financial year ended 31 December 2001 ("FY 2001"). The SR contains a review of the Cycle & Carriage Limited Group for FY 2001. It also contains a summary of the audited financial statements of the Company and the Group for FY 2001.

The full financial statements of the Company and of the Group for FY 2001 are set out in a separate report called the Annual Report. This report is available to all Cycle & Carriage Limited shareholders at no cost upon request. ***We will be sending you SRs instead of Annual Reports for as long as you are a shareholder, unless you indicate in this Election Notice that you wish to continue to receive Annual Reports.*** The SR for FY 2001 is an example of the SRs that you will receive for the future, unless you notify the Company to the contrary.

If you wish to receive a copy of the Annual Report for FY 2001, please complete this Election Notice by ticking the appropriate box and returning it to the Company's Share Registrar, Barbinder & Co Pte Ltd by 2 April 2002. ***By failing to respond, we will take it that you do not wish to receive copies of the Annual Report for FY 2001 and future years for as long as you are a Cycle & Carriage Limited shareholder.***

You may also supersede earlier requests sent to the Company by ticking the appropriate box below and returning this Election Notice to the Company's Share Registrar.

By failing to respond, we will take it that you do not wish to change your previous requests. Your latest request will supersede your earlier requests to the Company.

Yours faithfully
for and on behalf of Cycle & Carriage Limited

Ho Yeng Tat
Group Company Secretary
21 March 2002

Election Notice

To: Cycle & Carriage Limited

☐ I wish to receive the Annual Report for the financial year ended 31 December 2001 and for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I do not wish to receive the Summary Report or the Annual Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I wish to receive the Summary Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

Note: Please tick only one box

Name of shareholder ____________________

NRIC/Passport number ____________________

Address ____________________

____________________ Signature

____________________ Date

Do not staple. Glue all sides firmly.

2nd fold

ASEANPOST
Postage will be
paid by addressee
For posting in any
ASEAN country.



BUSINESS REPLY SERVICE
PERMIT NO. 07012



Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

1st fold

Election Notice

Dear Shareholder

This is a copy of our Annual Review and Summary Financial Statement ("Summary Report" or "SR") for the financial year ended 31 December 2001 ("FY 2001"). The SR contains a review of the Cycle & Carriage Limited Group for FY 2001. It also contains a summary of the audited financial statements of the Company and the Group for FY 2001.

The full financial statements of the Company and of the Group for FY 2001 are set out in a separate report called the Annual Report. This report is available to all Cycle & Carriage Limited shareholders at no cost upon request. ***We will be sending you SRs instead of Annual Reports for as long as you are a shareholder, unless you indicate in this Election Notice that you wish to continue to receive Annual Reports.*** The SR for FY 2001 is an example of the SRs that you will receive for the future, unless you notify the Company to the contrary.

If you wish to receive a copy of the Annual Report for FY 2001, please complete this Election Notice by ticking the appropriate box and returning it to the Company's Share Registrar, Barbinder & Co Pte Ltd by 2 April 2002. ***By failing to respond, we will take it that you do not wish to receive copies of the Annual Report for FY 2001 and future years for as long as you are a Cycle & Carriage Limited shareholder.***

You may also supersede earlier requests sent to the Company by ticking the appropriate box below and returning this Election Notice to the Company's Share Registrar.

By failing to respond, we will take it that you do not wish to change your previous requests. Your latest request will supersede your earlier requests to the Company.

Yours faithfully
for and on behalf of Cycle & Carriage Limited

Ho Yeng Tat
Group Company Secretary
21 March 2002

Election Notice

To: Cycle & Carriage Limited

☐ I wish to receive the Annual Report for the financial year ended 31 December 2001 and for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I do not wish to receive the Summary Report or the Annual Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I wish to receive the Summary Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

Note: Please tick only one box

Name of shareholder ______________________

NRIC/Passport number ______________________

Address ______________________

______________________ Signature

______________________ Date

Do not staple. Glue all sides firmly.

2nd fold

Postage will be paid by addresse
For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07012



Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

1st fold

financial calendar

Financial year ended 31 December 2001

Announcement of interim results	July 2001
Announcement of final results	February 2002
Issue of Summary Report	March 2002
Issue of Annual Report	April 2002
Annual General Meeting	7 May 2002
Book closure dates	22 to 23 May 2002
Final dividend payment date	on or about 4 July 2002

Financial year ending 31 December 2002

Proposed announcement of interim results	July 2002
Proposed announcement of final results	February 2003

contents

corporate profile

Cycle & Carriage has a long operating history of over 100 years and an established track record. The Group has two core businesses: motor vehicle distribution and retail, and property investment and development and a strategic 32% stake in PT Astra International Tbk, a leading Indonesian conglomerate.

Cycle & Carriage Limited is listed on the Singapore Exchange. The Group comprises over 200 subsidiaries and associates and employs approximately 100,000 employees in six countries in the Asia Pacific region; Singapore, Malaysia, Indonesia, Australia, New Zealand and Thailand.

The Group is one of the largest automotive players in the region, representing some of the best known automotive marques in the world including Mercedes-Benz, Toyota, Mitsubishi, Hyundai, Audi, Kia, BMW and Mazda.

In property investment and development, the Group's business is focused mainly in the residential, commercial and industrial sectors in Singapore and Malaysia.

Cycle & Carriage is dedicated to performance excellence, providing quality products and services and being a responsible corporate citizen. It is committed to good corporate governance, delivering long term growth and enhancing shareholder value through organic growth and regional expansion.

key operating businesses

MOTOR

Singapore
The Cycle & Carriage motor operations (100%) is one of the premier automotive businesses in Singapore. It is engaged in motor distribution, retailing and the provision of after-sales services and has interests in motor vehicle dealerships and vehicle financing. The marques handled are Mercedes-Benz, Mitsubishi, Proton and Kia.

Malaysia
Cycle & Carriage Bintang (48%) which is listed on the Kuala Lumpur Stock Exchange is involved in the assembly, distribution, retailing and provision of after-sales services for Mercedes-Benz, Mazda and Peugeot.

Cycle & Carriage Malaysia (85%) is a multi-franchised dealer handling Proton, Mazda, Mitsubishi, Kia, Hyundai vehicles and Isuzu commercial vehicles.

Australia
Cycle & Carriage Australia (100%) is the number one importer of cars in Australia, distributing Hyundai and Audi (50%) vehicles and provides wholesale and retail vehicle financing and logistic services to motor distributors.

New Zealand
Truck Investments (100%) is the largest independent distributor of heavy vehicles in New Zealand, distributing Hino, Renault, ERF, Mack, MAN and Western Star vehicles. It has the only nationwide parts and service network for trucks and commercial vehicles.

Cycle & Carriage operations in New Zealand (100%), comprise the Kia distributorship and operate Nissan, Mitsubishi and Chrysler dealerships.

Thailand
Cycle & Carriage Thailand (100%), one of the Group's smaller businesses, is a dealer for Ford in Bangkok.

PROPERTY

Singapore, Malaysia
The Group's principal property entity is Singapore listed MCL Land (60%) and together with CCL Group Properties (79%) are involved in property investment and development. The Group has total assets of about S$1.5 billion employed in its property business as at 31 December 2001.

ASTRA

Indonesia
PT Astra International Tbk (32%), listed on the Jakarta and Surabaya Stock Exchanges is a leading conglomerate and the largest independent automobile group in Southeast Asia with about 50% of the motor vehicle and motorcycle markets in Indonesia. It holds the Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan diesel marques for motor vehicles and the Honda marque for motorcycles. It also has other businesses including significant interests in palm oil, heavy equipment, telecommunications and information technology.

( ) Effective interest as at 8 March 2002.

financial highlights

Financial indicators

		1997	1998	1999	2000	**2001**
Earnings per share*	cts	73.0	45.7	41.9	73.9	**70.5**
Gross dividend per share	cts	32.0	14.0	30.0	17.0	**15.0**
Revenue	S$m	3,026.7	2,393.0	2,854.7	4,588.3	**4,641.4**
Profit after taxation and minority interests*	S$m	170.7	107.0	98.1	172.8	**166.3**


cts
100
80
60
40
20
0
97
98
99
00
01

Earnings per share*


cts
40
35
30
25
20
15
10
5
0
97
98
99
00
01

Gross dividend per share


S$m
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01

Revenue

* excluding exceptional items

financial highlights

Financial indicators

		1997	1998	1999	2000	**2001**
Shareholders' funds	S$m	1,380.7	1,176.2	1,254.8	706.5	**800.6**
Return on average shareholders' funds*	%	12.3	8.4	8.1	17.6	**22.1**
Capital employed	S$m	1,895.4	1,573.1	1,657.4	1,116.6	**1,183.9**
Net tangible assets per share	S$	5.90	5.03	5.36	3.02	**3.36**


S$m
210
180
150
120
90
60
30
0
97
98
99
00
01

Profit after taxation & minority interests*

* excluding exceptional items


S$m
%
1,400
1,200
1,000
800
600
400
200
0
25
20
15
10
5
0
97
98
99
00
01

Shareholders' funds

— Return on average shareholders' funds* (%)


S$m
S$
2,000
1,600
1,200
800
400
0
7
6
5
4
3
2
1
0
97
98
99
00
01

Capital employed

— Net tangible assets per share (S$)

segmental information

By Activity

2001	Revenue		Profit before financing charges and taxation		Profit/(loss) after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	**2,697.1**	58	**103.5**	35	**65.3**	39	**826.4**	34
Property	**179.7**	4	**30.7**	11	**14.2**	9	**1,455.0**	60
Astra	**1,664.1**	36	**157.3**	54	**106.1**	64	**94.8**	4
Other interests	**100.5**	2	**0.2**	0	**(19.3)**	−12	**46.6**	2
	4,641.4	100	**291.7**	100	**166.3**	100	**2,422.8**	100
Exceptional items	**–**		**(70.0)**		**(45.8)**		**–**	
Unallocated assets	**–**		**–**		**–**		**12.5**	
	4,641.4		**221.7**		**120.5**		**2,435.3**	

Revenue



- 58% Motor
- 4% Property
- 36% Astra
- 2% Other Interests

Profit before financing charges and taxation



- 35% Motor
- 11% Property
- 54% Astra
- 0% Other Interests

Profit/(loss) after taxation and minority interests


−12%

- 39% Motor
- 9% Property
- 64% Astra
- −12% Other Interests

Total assets



- 34% Motor
- 60% Property
- 4% Astra
- 2% Other Interests

segmental information

By Activity

2000	**Revenue**		**Profit before financing charges and taxation**		**Profit/(loss) after taxation and minority interests**		**Total assets**	
	S$m	%	**S$m**	%	**S$m**	%	**S$m**	%
Motor	**2,998.9**	66	**191.5**	64	**119.3**	69	**837.3**	37
Property	**219.1**	5	**34.8**	12	**16.7**	10	**1,378.7**	61
Astra	**1,261.2**	27	**70.2**	24	**50.9**	29	**25.6**	1
Other interests	**109.1**	2	**(0.3)**	0	**(14.1)**	-8	**22.5**	1
	4,588.3	100	**296.2**	100	**172.8**	100	**2,264.1**	100
Exceptional items	**–**		**(94.6)**		**(72.5)**		**–**	
Unallocated assets	**–**		**–**		**–**		**16.7**	
	4,588.3		**201.6**		**100.3**		**2,280.8**	

Revenue



- 66% Motor
- 5% Property
- 27% Astra
- 2% Other Interests

Profit before financing charges and taxation



- 64% Motor
- 12% Property
- 24% Astra
- 0% Other Interests

Profit/(loss) after taxation and minority interests



–8%

- 69% Motor
- 10% Property
- 29% Astra
- –8% Other Interests

Total assets



- 37% Motor
- 61% Property
- 1% Astra
- 1% Other Interests

chairman's statement

After a satisfactory start to the year, the Group's trading performance was adversely impacted in the second half by declining consumer sentiment as global economies slowed. This situation was aggravated by the tragic events of September 11 in the United States of America. An exception to this was Indonesia where the large domestic economy and a lower dependence on exports saw consumer demand remain at a reasonably strong level.

The full effect of the loss of the Mercedes-Benz distribution rights in Singapore was also felt in the second half of the year as in the earlier part of the year, the Singapore motor operations still had stocks with the full margin carried over from the previous year. An over-supply of residential units in the Singapore property market, combined with the weak consumer demand, has resulted in the need for MCL Land to make additional provisions for foreseeable losses on some of its development properties as values have declined.

I am pleased to report that excluding exceptional items, the Group made a profit of S$166.3 million, a decline of 4% due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from Astra on an equity accounted basis.

The Group made a profit attributable to shareholders of S$120.5 million for the year ended 31 December 2001 compared to S$100.3 million in 2000. There were a number of exceptional items included in the results and these are separately identified in the profit and loss account. These consisted of provisions for foreseeable losses on development properties in MCL Land, exchange losses on Astra's foreign currency debts, provision to fully write down one of Astra's smaller investments and gains on the sales of property and part of a business. The Group's return on capital employed, excluding exceptional items was 15%, 2% higher than in the previous year.

The Group's net debt increased to S$869.1 million at 31 December 2001 from a level of S$677.7 million at the end of the previous year. This increase arose primarily from an increased level of development properties in MCL Land. The Group's net tangible asset value increased to S$800.6 million or S$3.36 per share.

In 2001, nine new or revised Statements of Accounting Standard ("SAS") were adopted, but these did not result in a material impact on the profit or



Tan Sri Dato' Seri Mohd Saleh Sulong

shareholders' funds as the Group was already following the recognition and measurement principles in those statements, except for SAS 10 which covers events after the balance sheet date and SAS 31 which covers provisions, contingent liabilities and contingent assets as disclosed in Note 1 of the Summary Financial Statement.

Dividend

Your Board is recommending a final dividend of 12 cents or 12% per share less income tax. Taking into account the interim dividend of 3 cents or 3% per share, total dividends for the year would be 15 cents or 15% per share compared with 17 cents or 17% per share in the previous year.

The scrip dividend scheme approved at the extraordinary general meeting held on 3rd May 2001 has been well accepted by shareholders. As such, a scrip alternative will continue to apply to the 2001 final dividend.

Developments

After an eventful 2000, the current year has been one of consolidation. The focus has been on the restructuring of the Singapore Mercedes-Benz business to being a dealership business only and consolidating the investments made in the previous year in Astra in Indonesia and Truck Investments in New Zealand.

The Group's investment and expansion activities during the year were relatively low key, confined to minor expansions which could leverage off existing infrastructure. In Singapore, a 50% stake in a used car dealer was acquired. In Malaysia, our associate, Cycle & Carriage Bintang was appointed the Peugeot distributor while our subsidiary, Cycle & Carriage Malaysia became a Hyundai dealer. In Australia, a 50% stake in Audi Australia was sold while in New Zealand, the Cycle & Carriage New Zealand operations obtained the Kia distributorship.

Due to the weak property market, MCL Land has been selective in its land acquisitions. A 99-year 313,156 sq ft land parcel which can accommodate 699 condominium units was acquired at Choa Chu Kang Loop for S$158.7 million.

MCL Land however, enjoyed substantial success in marketing several of its reasonably priced leasehold residential developments during the year. The new launches consisted of Forest Hills, the 128-unit residential development in Sembawang; Rio Vista, the 716-unit riverfront condominium joint venture project located at Upper Serangoon View; The Warren, located at the Choa Chu Kang Loop site and the 65-unit Balmoral Residences luxury apartments.

The declining property market prevented the sale of MCL Land's Singapore investment properties at acceptable prices. It is thus likely that this intended sale will be delayed until the property market makes a recovery.


A4





Vision and Strategy

The Group's vision is to be a leader in each of its core businesses in the major markets in which it operates, committed to performance excellence and good corporate governance in order to deliver improved shareholder value. Closely aligned to this vision is our strategy to:

- Be the leading automotive distributor and retailer in the sectors in which we operate;
- Maximise shareholder value for the long term;
- Ensure that all operations and the Group earn an above average return on shareholders' funds;
- Recruit, train, retain and reward the best people for our businesses; and
- Harness the power of technology to maintain our leading edge.

The Board

I am pleased to welcome Tan Sri Abdul Halim bin Ali who was appointed to our Board in May 2001. He is the Chairman of the Employees Provident Fund in Malaysia, a director of ESSO Malaysia Berhad and has had a distinguished career as a diplomat and in the Malaysian government.

In 2000, three private sector led committees were set up to review Singapore's corporate governance, disclosure and accounting standards and corporate regulatory framework, following the government's decision to move towards a disclosure-based regulatory regime. Two of the three committees have completed their studies and made their recommendations, all of which have been accepted by the government.

Your Board is a firm believer in good corporate governance, transparency and disclosure and has already adopted many of these best practices and will continue to implement the other recommendations.

Prospects

There is as yet no clear view as to the length and depth of the present recession as the driving forces for a recovery lie outside of our region of operations.

The Singapore motor operations will experience their first full year of operations without the significant importer margins which benefited the first half of 2001. This is expected to be aggravated by weaker consumer demand and intense competition from other brands and the parallel import market leading to considerable margin pressure. The launch of the new Mercedes-Benz E-Class late in 2002 will not have a major impact on the results for the year, but will benefit the following year. Despite a declining market, Malaysia is expected to have a satisfactory performance due to lower stock write downs and the continuing benefit of local assembly of the Mercedes-Benz C-Class. In Australia, the expanded Hyundai range should see an improvement in market share in what is expected to be a flat market. This should result in a return to profitability in Australia. New Zealand is expected to see continued improvement.


S NK 5702

No significant recovery is expected in the Singapore property market despite the moratorium on government land sales, due to the existing large over-supply. MCL Land will earn development profits primarily from its successful Choa Chu Kang project, The Warren, which has already been fully sold and its Rio Vista joint venture. The focus of the investment properties will be on maintaining occupancy levels, but this is likely to be at the expense of rental rates.

In Indonesia, both the motor car and motorcycle markets are expected to experience ongoing consumer demand. Astra should show a steady trading performance, but its overall contribution will be dependant on the continuance of the current low interest rates and the Rupiah exchange rate.

The directors expect that the Group's trading performance in 2002 will be slightly lower than 2001 in the light of the expected weaker contribution from the Singapore motor operations.

Acknowledgements
My Board and I wish to thank all our 100,000 staff employed in our subsidiaries and associates who, despite the difficult economic environment, played a vital role in helping us deliver these results. We would also like to thank our business associates for their support and our shareholders for the confidence placed in us. We believe that through a philosophy of forging strong partnerships and staying focused on our objectives, we will be able to meet the challenges that lie ahead and increase shareholder value.

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman
8 March 2002



group managing director's review

Motor
Earnings in 2001 from the motor operations, excluding exceptional items, at S$65.3 million were 45% down on the previous year as 2000 was an excellent year for the Singapore motor operations while 2001 was the first year of operations as a dealer only for Mercedes-Benz in Singapore. Exceptional gains were recorded, totalling S$11.8 million from the sale of 50% of the Group's interest in the Audi operations in Australia and an unutilised Malaysian property.

The passenger car market in Singapore increased by 16% to 67,182 units as the larger quota of Certificates of Entitlement ("COE") made available was fully taken up. The sales of commercial vehicles fell by 38% to 14,634 units as the COE quota for commercial vehicles was slashed.

Earnings from the Singapore motor operations fell by 47% to S$52.5 million which included the benefit of full wholesale margins in the early part of the year and some provision writebacks. This was due to lower Mercedes-Benz dealer margins arising from the loss of the distribution rights and margin declines suffered by the other marques handled by the Group as a result of keen competition and firmer than expected COE premiums. The Group sold a total of 10,903 passenger cars and 1,816 commercial vehicles, giving market shares of 16% and 12% respectively, similar to the previous year. Sales of Mercedes-Benz passenger cars at 3,457 units increased by 6%. The increase in unit sales of Mercedes-Benz passenger cars was at a lower rate than the total passenger car market as inroads were made by parallel importers.

In Malaysia, the Group's 48% associate, Cycle & Carriage Bintang ("CCB") recorded a consolidated profit after taxation of RM54.1 million, 2% below the previous year, before the contribution from its associates, CCL Group Properties and Cycle & Carriage Malaysia.

The competitive luxury car segment contracted by 18%, but sales of Mercedes-Benz passenger cars increased by 14% to 2,617 units due largely to sales of the locally assembled C-Class which became available in April.

CCB was appointed the Peugeot distributor effective 2002 enhancing its position as a premier motor distributor. Sales are expected to commence in the first half of 2002. DaimlerChrysler AG has indicated its interest in participating in the Mercedes-Benz wholesale business in Malaysia and the parties are in the process of negotiation.



Philip Eng

Sales performance of Cycle & Carriage Malaysia ("CCM"), our multi-franchised dealership, was mixed. CCM's new showroom at Jalan Ampang, which opened in January 2002, will be complemented by the expansion and upgrading of the Petaling Jaya complex later in the year to provide more showroom space.

Together with CCB, the Malaysian operations contributed S$18.9 million to the Group's profit including a gain of S$5.5 million from the disposal of an unutilised property by CCM.

In Australia, the passenger car market declined by 4% to 529,452 units. Cycle & Carriage Australia sold a total of 40,051 units, 18% down on the previous year in line with a significant decline in the light car segment.

The Australian operations ended the year with a loss of S$3.6 million before accounting for a gain of S$6.3 million from the sale of 50% of its interest in the Audi operations to Audi AG. Margins were impacted by the weak Australian dollar and significant marketing costs were incurred for new model launches and brand building. The benefits of the wider range are expected to be reaped in 2002.

The Accent remained Cycle & Carriage Australia's best selling model accounting for nearly half of all Hyundai vehicle sales in Australia and was voted the "Best Small Car of the Year" by the country's motoring clubs. In the prestige market segment, Audi recorded its strongest performance yet, selling 3,313 units, an increase of 2% over the previous year.

Earnings of the combined New Zealand operations were S$2.3 million, about four times the previous year's earnings due to a full year of increased profits from Truck Investments as part of the Cycle & Carriage Group. Truck Investments capitalised on increased demand for heavy vehicles. Truck Stops, the nationwide parts and service operator, remained the major profit contributor.

Cycle & Carriage New Zealand ("CCNZ"), the Group's multi-franchised retail operations, recorded a 18% decline in new car sales in 2001 in a stagnant market. In September, CCNZ acquired the distribution rights for Kia in New Zealand. Due to the start-up costs for the Kia distribution business, a small operating loss was incurred for the year.





group managing director's review

Property

Property earnings were S$14.2 million, excluding exceptional items. However, exceptional items of S$18.2 million which consisted of additional provisions for foreseeable losses in development properties were recorded.

In Singapore, sales of new residential units increased by 28% principally in the lower and mid-end segments which saw overwhelming response to price cuts and deferred payment schemes offered by developers, while prices fell by 12%. In the office sector, rental rates declined by 6%. MCL Land recorded an operating profit of S$15.0 million, but made an additional provision for foreseeable losses of S$30.6 million on its development properties.

MCL Land enjoyed substantial success in marketing several of its reasonably priced leasehold residential developments during the year. The launch of The Warren, a 699-unit condominium project at Choa Chu Kang, was most successful with all units sold within three weeks of launch. Sims Residences and Forest Hills met with good responses. Rio Vista, a 50:50 joint-venture with Ho Bee Development has sold 78% of its 716 units.

Due to the slow market conditions for sale of high-end properties, MCL Land sold only 16 out of 33 units in one block and held the other block of 32 units for lease in Balmoral Residences, the freehold condominium at Balmoral Crescent. Marketing of the Robertson 100 project and The Metz, the 159-unit Devonshire Road condominium is targeted for 2002.

The Directors reviewed the values of the Group's investment properties at the end of 2001. The revaluation disclosed a decline in their values of S$29.0 million (net of minority interests) since the end of 2000 which has been debited against the Group's revaluation reserve which arose from the appreciation in value of the Group's investment properties in previous years.

MCL Land's investment portfolio achieved a satisfactory 94% occupancy rate for 78 Shenton Way, an office tower, and recorded an occupancy rate of 89% for Juniper at Ardmore, a luxury apartment block. The earlier intention to dispose of these two investment properties has been put on hold in the light of prevailing weak market conditions.

In Malaysia, CCL Group Properties and MCL Land achieved almost full occupancy for the Wisma Cyclecarri office building and the Bintang Pantai condominium. Menara Weld enjoyed an occupancy rate of about 90%.



Astra

Astra enjoyed a profitable year notwithstanding the social and political uncertainties which continued to affect the pace of economic recovery in Indonesia. Consumer demand was surprisingly good under the circumstances and Astra benefited from lower interest rates on its considerable debt.

Astra contributed operating profit of S$106.1 million to the Group. However, there were exceptional losses of S$39.4 million consisting of foreign exchange losses and the write down in one of Astra's investments, giving a net contribution of S$66.7 million. This compared to a loss of S$29.3 million in 2000.

The strong operating performance, combined with proceeds from the Honda business restructuring, allowed Astra to pre-pay the balance of its Series I debt of US$133.3 million and IDR132.6 billion, in March 2001, ahead of the scheduled dates. In December 2001, it also prepaid US$34.8 million and IDR41.1 billion of its Series II debt which are due in December 2002. Nevertheless, the company retains a considerable debt burden of which US$133.2 million and IDR164.4 billion are due for repayment in December 2002.

The proposed sale of Astra's telecom associate, Pramindo to Telekom Indonesia will, when confirmed, bring in approximately US$90.0 million primarily in 2003 and 2004.

Astra's profits and balance sheets remain therefore vulnerable to adverse movements in exchange rates. In the absence of further asset sales at acceptable prices, Astra will face the need for some refinancing or rescheduling of its debt.

The motor vehicle market expanded modestly by 3% for the first 11 months of 2001 to 283,703 units. Astra continued to dominate the market with a 46% share, compared to 50% in 2000, with sales at 130,716 units from all of its marques. The loss of market share was due to a decline in Toyota sales to 75,382 units as a consequence of production lost in March and April due to a strike at a parts suppliers' plant and lower Daihatsu sales. The Indonesian motorcycle market grew by a strong 78% to 1.7 million units in the first 11 months. Honda motorcycle regained market share to 52% from 45% the previous year, with 890,735 units sold for the period. In addition to the increased branding efforts, the new cost-competitive Honda Legenda captured market share earlier lost to cheaper motorcycles imported from China.

The performance of all the other businesses also improved for the first 11 months of 2001 with profits recorded in all divisions except the wood-based division.

Philip Eng Heng Nee
Group Managing Director
8 March 2002





The Summary Financial Statement as set out on pages 16 to 25 contains only a summary of the information in the directors' report and full financial statements of the Company and the Group as set out in a separate report called the Annual Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company or of the Group.

For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Election Notice at the end of this Summary Report.

summary directors' report

The directors of Cycle & Carriage Limited present their summary report to the members together with the audited financial statements for the financial year ended 31 December 2001.

1. Principal Activities

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and a provider of management services. There have been no significant changes in the nature of these activities during the financial year.

2. Directors

The directors of the Company in office at the date of this report are as follows:

Tan Sri Dato' Seri Mohd Saleh Sulong (Chairman)
Boon Yoon Chiang (Deputy Chairman) #
Philip Eng Heng Nee (Group Managing Director)
Tan Sri Abdul Halim bin Ali (appointed on 4 May 2001)
Rin Kei Mei
Anthony J L Nightingale #
Datuk Hassan Abas #
Alan Yeo Chee Yeow #
Vimala Menon #
Neville Barry Venter (Group Finance Director)
Lim Ho Kee #
Chang See Hiang #
Owen P Howell-Price (alternate to Anthony J L Nightingale)
Dato' Maznah bte Abdul Jalil (alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)

Audit committee members

Directors' interest in shares and debentures are as follows:

	Direct interest held		Deemed interest held	
	31.12.2001	31.12.2000	**31.12.2001**	31.12.2000
Cycle & Carriage Limited				
Ordinary shares of S$1 each				
Tan Sri Dato' Seri Mohd Saleh Sulong*	**–**	–	**49,981,079**	48,317,800
Philip Eng Heng Nee	**10,000**	10,000	**–**	–
Neville Barry Venter	**10,345**	10,000	**–**	–
Options to subscribe for ordinary shares of S$1 each				
Philip Eng Heng Nee	**460,000**	460,000	**–**	–
Neville Barry Venter	**160,000**	80,000	**–**	–
MCL Land Limited				
Ordinary shares of S$1 each				
Philip Eng Heng Nee	**35,000**	35,000	**–**	–

* Tan Sri Dato' Seri Mohd Saleh Sulong, through (i) his interest in DRB-HICOM Berhad ("DRB-HICOM"); (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"); (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"); (iv) DRB-HICOM and Mega's interest in Hicom Holdings Berhad ("Hicom"), and (v) Hicom's interest in Edaran Otomobil Nasional Berhad ("EON"), is deemed to have an interest in the 49,981,079 (2000: 48,317,800) shares held by EON.

There were no changes in any of the abovementioned interests between the end of the financial year and 21 January 2002.

No other person who was a director of the Company at the end of the financial year had an interest in any shares or debentures of the Company or its subsidiaries either at the beginning or end of the financial year or on 21 January 2002.

At no time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, except for the CCL Executives' Share Option Scheme 2000 under which 120,000 and 80,000 options to subscribe for ordinary shares of S$1 each in the Company were granted on 8 May 2001 to Mr Philip Eng Heng Nee and Mr Neville Barry Venter, respectively. During the financial year, no options (2000: nil) were exercised by the directors.

Except as mentioned above, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a subsidiary with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as shown in Notes 2 and 4 to the Summary Financial Statement.

3. Share Options

Company

During 2001, options were granted by the Company pursuant to the CCL Executives' Share Option Scheme 2000 in respect of 1,067,500 ordinary shares of S$1 each in the Company, of which 200,000 options were granted to two directors and 867,500 options were granted to employees of the Group. Each option entitles the holder to subscribe for one ordinary share in the Company at the exercise price of S$3.227 per share at any time before the expiry date, subject to the terms of the Scheme.

During the financial year, no shares were issued pursuant to the exercise of options, and as at 31 December 2001, the following options to take up 2,453,500 unissued shares of S$1 each in the Company were outstanding:

	No. of options					
Date of grant	At 1.1.2001 or date of grant	Exercised	Cancelled	At 31.12.2001	Exercise price S$	Expiry date
24.3.1997	373,000	–	373,000	–	14.61	23.12.2001
9.4.1998	420,000	–	25,000	395,000	7.05	8.1.2003
15.4.1999	431,000	–	29,000	402,000	7.22	14.1.2004
1.3.2000	632,000	–	58,000	574,000	3.98	28.2.2010
12.5.2000	80,000	–	–	80,000	5.10	11.5.2010
8.5.2001	1,067,500	–	65,000	1,002,500	3.227	7.5.2011
	3,003,500	–	550,000	2,453,500		

The information on directors of the Company participating in the share option schemes is as follows:

	No. of options				
Name of director	Granted during the financial year ended 31.12.2001	Granted since the commencement of the schemes to 31.12.2001	Exercised since the commencement of the schemes to 31.12.2001	Lapsed since the commencement of the schemes to 31.12.2001	Outstanding as at 31.12.2001
Philip Eng Heng Nee	120,000	1,146,250	378,250	308,000	460,000
Neville Barry Venter	80,000	160,000	–	–	160,000

There were no participants who are controlling shareholders of the Company and their associates. A person who is a substantial shareholder of the Company is not eligible to participate in the share option schemes.

No employees received options granted pursuant to the schemes which, in aggregate, represent 5% or more of the total number of shares available under the share option schemes.

No options were granted pursuant to the share option schemes with an exercise price at a discount to the market.

The share option schemes do not provide for participation by parent group employees. The Company does not have a parent company.

Subsidiaries

During 2001, options were granted by a subsidiary, MCL Land Limited, pursuant to the MCL Land Executives' Share Option Scheme in respect of 238,500 ordinary shares of S$1 each in the subsidiary to a director and employees of the MCL Land Group. Each option entitles the holder to subscribe for one ordinary share in the subsidiary at the exercise price of S$1.02 per share at any time before the expiry date, subject to the terms and conditions of the Scheme. During the year, no shares were issued by virtue of the exercise of these options.

At 31 December 2001, the following options to take up 955,500 unissued shares of S$1 each in MCL Land Limited were outstanding:

Date of grant	No. of options At 1.1.2001 or date of grant	Exercised	Cancelled	At 31.12.2001	Exercise price S$	Expiry date
2.5.1996	39,000	–	39,000	–	2.89	1.5.2001
21.4.1997	64,000	–	–	64,000	2.30	20.4.2002
27.4.1998	135,000	–	–	135,000	1.17	26.4.2003
12.4.1999	230,000	–	–	230,000	1.61	11.4.2004
1.3.2001	291,000	–	3,000	288,000	1.03	28.2.2005
22.3.2001	238,500	–	–	238,500	1.02	21.3.2006
	997,500	–	42,000	955,500		

Except for the above, no other options were granted by the Company or any subsidiary during the financial year and there were no unissued shares under option at the end of the financial year.

4. Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any other corporation in the Group has arisen since the end of the financial year which secures the liabilities of any other person and no material contingent liability of the Company or any other corporation in the Group has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

5. Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

The Summary Financial Statement set out on pages 16 to 25 was approved by the Board of Directors on 8 March 2002 and was signed on its behalf by:

Tan Sri Dato' Seri Mohd Saleh Sulong
Director

Datuk Hassan Abas
Director

Singapore
8 March 2002

auditors' report

to the members of Cycle & Carriage Limited

We have examined the Summary Financial Statement set out on pages 16 to 25 which has been prepared by the directors of the Company. In our opinion, the Summary Financial Statement is consistent, in all material respects, with the full financial statements and directors' report of Cycle & Carriage Limited for the year ended 31 December 2001 from which they were derived and complies with the requirements of section 203A of the Companies (Amendment) Act 1995, and regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 8 March 2002 on the full financial statements of Cycle & Carriage Limited and its subsidiary companies for the year ended 31 December 2001. The audit report is as follows:

"Auditors' Report to the Members of Cycle & Carriage Limited

We have audited the financial statements of the Company and the consolidated financial statements of the Group set out on pages # to #. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i. the state of affairs of the Company and of the Group as at 31 December 2001 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the financial year ended on that date; and

   ii. the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and in the consolidated financial statements of the Group; and

b. the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors and the financial statements of those subsidiaries under voluntary liquidation, being financial statements that have been included in the consolidated financial statements. The subsidiaries audited by our associated firms are indicated on pages # to # to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2002

The page numbers are as stated in the Auditors' Report dated 8 March 2002 included in Cycle & Carriage Limited's Annual Report for the financial year ended 31 December 2001.

profit and loss account

For the year ended 31 December

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Revenue	**4,641.4**	4,588.3	**82.2**	183.2
Less:				
Share of associates' and joint ventures' revenue	**(2,155.7)**	(1,598.8)	**–**	–
Group revenue	**2,485.7**	2,989.5	**82.2**	183.2
Cost of sales	**(2,181.8)**	(2,551.3)	**–**	–
Gross profit	**303.9**	438.2	**82.2**	183.2
Other operating income	**12.4**	9.7	**0.4**	0.3
Selling and distribution expenses	**(142.4)**	(166.2)	**–**	–
Administrative expenses	**(70.5)**	(79.5)	**(6.0)**	(7.2)
Other operating income/(expenses)	**–**	(4.1)	**0.3**	7.4
Operating profit	**103.4**	198.1	**76.9**	183.7
Share of associates' and joint ventures' results	**188.3**	98.1	**–**	–
Trading profit	**291.7**	296.2	**76.9**	183.7
Exceptional items	**(70.0)**	(94.6)	**(3.5)**	(184.0)
Profit/(loss) before financing income/(charges)	**221.7**	201.6	**73.4**	(0.3)
Net financing income/(charges)	**(28.7)**	(25.0)	**(0.4)**	2.2
Profit before taxation	**193.0**	176.6	**73.0**	1.9
Taxation	**(75.1)**	(62.7)	**(20.1)**	(46.8)
Profit/(loss) after taxation	**117.9**	113.9	**52.9**	(44.9)
Minority interests	**2.6**	(13.6)	**–**	–
Profit/(loss) attributable to shareholders	**120.5**	100.3	**52.9**	(44.9)
Dividends (net)	**(26.6)**	(34.9)	**(26.6)**	(34.9)
Retained profit/(loss)	**93.9**	65.4	**26.3**	(79.8)
Earnings per share - basic and diluted				
– including exceptional items	**51.1¢**	42.9¢	**–**	–
– excluding exceptional items	**70.5¢**	73.9¢	**–**	–
Gross dividend per share	**15.0¢**	17.0¢	**–**	–

balance sheet

As at 31 December

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Non-current assets				
Property, plant and equipment	**127.1**	139.2	**0.6**	0.6
Investment properties	**532.3**	571.9	**–**	–
Development properties	**578.0**	568.2	**–**	–
Interests in subsidiaries	**–**	–	**1,248.0**	1,220.4
Interests in associates and joint ventures	**408.8**	290.4	**72.6**	72.0
Deferred tax asset	**11.7**	10.9	**–**	–
Other non-current assets	**19.2**	21.2	**–**	–
	1,677.1	1,601.8	**1,321.2**	1,293.0
Current assets				
Properties for sale	**121.7**	–	**–**	–
Stocks	**374.7**	389.6	**–**	–
Debtors	**163.9**	189.9	**2.6**	2.2
Tax recoverable	**0.8**	5.8	**–**	0.4
Bank and other liquid funds	**97.1**	93.7	**12.3**	3.6
	758.2	679.0	**14.9**	6.2
Total assets	**2,435.3**	2,280.8	**1,336.1**	1,299.2
Non-current liabilities				
Borrowings due after one year	**713.5**	612.1	**385.0**	400.0
Deferred tax liability	**6.5**	8.7	**1.3**	1.1
Non-current provisions	**13.9**	17.2	**–**	–
Other non-current liabilities	**3.3**	1.4	**–**	–
	737.2	639.4	**386.3**	401.1
Current liabilities				
Creditors	**183.2**	271.0	**5.6**	6.4
Provisions	**32.1**	24.2	**–**	–
Tax payable	**46.2**	70.3	**0.8**	0.7
Borrowings due within one year	**252.7**	159.3	**15.0**	3.2
	514.2	524.8	**21.4**	10.3
Total liabilities	**1,251.4**	1,164.2	**407.7**	411.4
Net assets	**1,183.9**	1,116.6	**928.4**	887.8
Financed by:				
Share capital and reserves				
Share capital	**238.5**	234.0	**238.5**	234.0
Reserves				
Share premium	**251.2**	240.9	**251.2**	240.9
Capital reserve	**39.9**	77.1	**–**	–
Revenue reserve	**271.0**	154.5	**438.7**	412.9
Shareholders' funds	**800.6**	706.5	**928.4**	887.8
Minority interests	**383.3**	410.1	**–**	–
	1,183.9	1,116.6	**928.4**	887.8

notes to the summary financial statement

1. Changes in Accounting Policies

a. Dividends (Net)

With effect from 1 January 2001, the Group adopted the revised SAS 10 "Events after Balance Sheet Date" under which dividends proposed or dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. This is a change in accounting policy as in previous years, dividends proposed or dividends declared after the balance sheet date were recognised as a liability at the balance sheet date. The effect of this change has been to increase shareholders' funds at 1 January 2001 and 2000 by S$20.9m and S$26.0m, respectively.

At the Annual General Meeting on 7 May 2002, a final dividend in respect of 2001 of 12% less income tax amounting to a dividend of S$21.6 million is to be proposed. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2002. The dividends paid in 2001 and 2000 were as follows:

	Group and Company	
	2001	2000
	S$m	S$m
Final dividend in respect of 2000 of 12% (1999: 15%) less income tax	**21.2**	26.2
Interim dividend in respect of 2001 of 3% (2000: 5%) less income tax	**5.4**	8.7
	26.6	34.9
Value of scrip dividends allotted and issued:		
Final dividend in respect of 2000	**11.8**	–
Interim dividend in respect of 2001	**3.0**	–
	14.8	–

b. Provisions

With effect from 1 January 2001, the Group adopted the revised SAS 31 "Provisions, Contingent Liabilities and Contingent Assets" under which provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of economic resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made. Following the adoption of SAS 31, a provision amounting to S$2.2 million has been adjusted to the retained earnings as at 1 January 2001. The comparative information has not been restated.

2. Directors' Remuneration

Remuneration paid to directors of the Company is as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Remuneration of the directors of the Company	**2.1**	2.6	**1.2**	1.2

3. Exceptional Items

The exceptional items included in the profit before taxation are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
(Provision)/writeback of foreseeable losses on certain development properties	**(30.6)**	8.0	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(3.5)**	(187.2)
Share of exchange losses on an associate's foreign currency debts	**(40.1)**	(119.5)	**–**	–
Write down in the value of an associate's investment	**(11.3)**	(20.8)	**–**	–
Profit on sale of an investment property	**5.7**	–	**–**	–
Profit on sale of shares in a subsidiary	**6.3**	–	**–**	–
Profit on sale of shares in an associate	**–**	2.9	**–**	3.2
Share of an associate's gain on restructuring of its operations	**–**	34.8	**–**	–
	(70.0)	(94.6)	**(3.5)**	(184.0)

The exceptional items included in the profit/(loss) after taxation and minority interests are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
(Provision)/writeback of foreseeable losses on certain development properties	**(18.2)**	4.8	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(3.5)**	(187.2)
Share of exchange losses on an associate's foreign currency debts	**(28.1)**	(83.7)	**–**	–
Write down in value of an associate's investment	**(11.3)**	(20.8)	**–**	–
Profit on sale of an investment property	**5.5**	–	**–**	–
Profit on sale of shares in a subsidiary	**6.3**	–	**–**	–
Profit on sale of shares in an associate	**–**	2.9	**–**	3.2
Share of an associate's gain on restructuring of its operations	**–**	24.3	**–**	–
	(45.8)	(72.5)	**(3.5)**	(184.0)

4. Related Party Transactions

The following significant related party transactions took place during the financial year at terms agreed between the parties concerned:

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
a. With associates and joint ventures:				
Purchase of goods and services	**(2.5)**	(4.0)	**–**	–
Reimbursement to the Company for cost of management services	**0.1**	0.1	**0.1**	0.1
Sale of goods and services	**399.9**	493.0	**–**	–
Commission and incentives earned	**2.8**	2.9	**–**	–
b. With directors at commercial terms:				
Purchase of goods and services	**(0.1)**	–	**(0.1)**	–
c. With related companies of substantial shareholders of the Company:				
Purchase of goods and services	**(30.5)**	(41.3)	**–**	(0.1)
Insurance premium paid	**(1.8)**	(5.9)	**–**	–
Interest paid	**(2.0)**	(2.0)	**–**	–
Rental paid	**–**	(0.1)	**–**	(0.1)
Secondment costs	**(0.6)**	(0.8)	**(0.6)**	(0.6)
Sale of 50% stake in Selangor Ice Company Sdn Bhd	**–**	11.8	**–**	11.8
Rental income	**5.8**	4.8	**–**	–
Sale of goods and services	**0.3**	0.7	**–**	–
Interest received	**0.1**	0.1	**–**	–
Commission income	**0.2**	0.2	**–**	–

5. Revenue Reserve

Included in Group revenue reserve is an amount of S$65.2 million (2000: nil), being the Group's share of Astra's post-acquisition reserves, the distribution of which is subject to the terms of Astra's loan restructuring agreement.

6. Contingent Liabilities

a. The Company has given corporate guarantees to secure bank facilities and term notes for certain subsidiaries totalling S$284.2 million (2000: S$290.4 million).

b. A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$4.4 million (2000: S$2.8 million).

7. Subsequent Events

On 25 January 2002, the Company's wholly owned subsidiary, Cycle & Carriage (Mauritius) Limited purchased 6,505,914 shares in PT Astra International Tbk ("Astra") for US$1.3 million and on 15 February 2002, another 27,000,000 shares were purchased for US$6.7 million, thereby increasing its stake in Astra to 31.96%.

8. Protective Tax Assessment

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a 6-year time limit for the IRAS to raise additional assessment.

MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary.

shareholding statistics

Authorised share capital: S$600,000,000
Issued and fully paid-up capital: S$238,454,644
Class of shares: Ordinary share of S$1 each with equal voting rights

Twenty Largest Shareholders as at 28 February 2002

Name of shareholders	Number of shares	%
DBS Trustee Limited	68,884,831	28.89
Raffles Nominees Pte Ltd	64,417,533	27.01
Employees Provident Fund Board	27,171,175	11.39
DBS Nominees Pte Ltd	16,536,048	6.93
Citibank Nominees Singapore Pte Ltd	7,250,702	3.04
HSBC (Singapore) Nominees Pte Ltd	4,927,648	2.07
United Overseas Bank Nominees Pte Ltd	3,592,722	1.51
Oversea-Chinese Bank Nominees Pte Ltd	3,123,982	1.31
Chua Boon Yew	2,438,920	1.02
Fong Lai Wah	2,045,036	0.86
Veronique Pte Limited	1,125,805	0.47
G K Goh Stockbrokers Pte Ltd	956,031	0.40
Overseas Union Bank Nominees Pte Ltd	923,136	0.39
Henry Bian Hock Cheah	810,000	0.34
Kota Trading Company Sendirian Berhad	780,028	0.33
Daiwa (Malaya) Private Limited	665,000	0.28
NTUC Income Insurance Co-Operative Limited	640,000	0.27
Pontiac Pte Ltd	585,225	0.24
Kew Estate Limited	469,000	0.20
Chua Swee Sim	427,236	0.18
	207,770,058	87.13

Substantial Shareholders as at 28 February 2002

Name of shareholders	Number of shares	%
Jardine Strategic Holdings Limited*	68,884,831	28.89
Edaran Otomobil Nasional Berhad**	49,981,079	20.96
Employees Provident Fund Board	27,726,175	11.63
	146,592,085	61.48

Notes:

* Jardine Strategic Holdings Limited ("JSHL") is interested in 68,884,831 shares through its wholly-owned subsidiary, JSH Asian Holdings Ltd, which is in turn interested through its wholly-owned subsidiary, Jardine Strategic Singapore Pte Ltd. By virtue of JMH Investments Limited's and Jardine Matheson Holdings Limited's interests in JSHL, they are also deemed to be interested in the total of 68,884,831 shares.

** Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad ("DRB-HICOM"), Gadek (Malaysia) Berhad ("Gadek"), Mega Consolidated Sdn Bhd ("Mega"), and Hicom Holdings Berhad ("Hicom") are deemed to have an interest in the 49,981,079 shares held by Edaran Otomobil Nasional Berhad ("EON") through (i) Tan Sri Dato' Seri Mohd Saleh Sulong's interest in DRB-HICOM; (ii) DRB-HICOM's interest in Gadek; (iii) Gadek's interest in Mega; (iv) DRB-HICOM's and Mega's interest in Hicom; and (v) Hicom's interest in EON.

shareholding statistics

Analysis of Shareholders by Range of Balances as at 28 February 2002

Size of holdings	Number of shareholders	%	Number of shares	%
1 – 1,000	2,138	39.35	1,607,378	0.67
1,001 – 10,000	2,818	51.87	10,303,147	4.32
10,001 – 1,000,000	466	8.58	25,029,717	10.50
1,000,001 and above	11	0.20	201,514,402	84.51
	5,433	100.00	238,454,644	100.00

Analysis of Shareholders by Country of Residence as at 28 February 2002

Location of shareholders	Number of shareholders	%	Number of shares	%
Singapore	4,387	80.75	205,126,962	86.02
Malaysia	944	17.37	32,703,987	13.72
United Kingdom	7	0.13	17,160	0.01
Australia/New Zealand	24	0.44	78,275	0.03
USA/Canada	20	0.37	54,182	0.02
Hong Kong	20	0.37	288,403	0.12
Others	31	0.57	185,675	0.08
	5,433	100.00	238,454,644	100.00

notice of annual general meeting

NOTICE IS HEREBY GIVEN that the 33rd Annual General Meeting of the Company will be held in The Oriental Ballroom 1, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Tuesday, 7 May 2002 at 11am for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2001 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12.0% less income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To approve Directors' fees of S$379,000 for the year ended 31 December 2001.

4. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:
   a. Mr Neville Barry Venter;
   b. Mr Rin Kei Mei;
   c. Datuk Hassan Abas.

5. To re-elect Tan Sri Abdul Halim bin Ali, a Director, retiring pursuant to Article 99 of the Articles of Association of the Company.

6. To pass the following resolutions:
   a. "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."
   b. "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John-Liddell Nightingale until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

7. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

8. To transact any other routine business which may arise.

As Special Business:

9. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:
   a. "That pursuant to section 161 of the Companies Act, Cap. 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to members of the Company does not exceed 20 per cent of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."
   b. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."

c. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

d. "That for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:

i. approval be and is hereby given for the renewal of:

1. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into transactions falling within the types of Interested Person Transactions as set out in the Company's Circular to Shareholders dated 16 April 1998 ("the 1998 Circular") with any party who is of the class of Interested Persons described in the 1998 Circular, provided that such transactions are carried out in the normal course of business, at arm's length and on commercial terms and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the 1998 Circular ("the General Mandate"); and

2. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into and/or participate in joint ventures and similar forms of mutual collaboration or participation (such as joint investments, co-operation arrangements and shareholders' agreements) (collectively, "joint ventures"), with any party who is from the classes of Interested Persons described in the Company's Circular to Shareholders dated 12 April 1999 ("the 1999 Circular"), provided that such joint ventures are carried out in the normal course of business, at arm's length, and in accordance with the guidelines of the Company for such transactions as set out in the 1999 Circular ("the JV Mandate"); and

ii. the General Mandate and the JV Mandate respectively, shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 21 March 2002

Notes:

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Statement pursuant to Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Datuk Hassan Abas and Mr Alan Yeo Chee Yeow who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company, are independent Directors.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 9(a) is to allow the Directors to issue shares in the Company up to an amount not exceeding, in aggregate, 50 per cent of the issued share capital of the Company for the time being, of which an amount not exceeding 20 per cent of the issued share capital of the Company for the time being may be issued otherwise than on a pro-rata basis to members of the Company.

b. Ordinary Resolution No. 9(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although The Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

c. Ordinary Resolution No. 9(c) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

d. Ordinary Resolution No. 9(d) is to renew the mandate for general business transactions ("the General Mandate") and the mandate for joint ventures ("the JV Mandate") with interested persons, which mandates will be expiring at the upcoming 33rd Annual General Meeting. The General Mandate and the JV Mandate were renewed at the 32nd Annual General Meeting held on 3 May 2001.

proxy form

The Group Company Secretary
Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

IMPORTANT

1. For investors who have used their CPF monies to buy **Cycle & Carriage Limited** shares, the **Annual Report** is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We____

of____

being a member/members of the abovenamed Company hereby appoint the following person(s):

Name	Address	NRIC/Passport Number	Proportion of Shareholdings(%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 33rd Annual General Meeting of the Company to be held in The Oriental Ballroom I, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Tuesday, 7 May 2002 at 11am and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Business	**For**	**Against**
1. Adoption of Directors' and Auditors' Reports and Accounts		
2. Declaration of Final Dividend		
3. Approval of Directors' Fees		
4. Re-election of Directors retiring pursuant to Article 95		
a. Neville Barry Venter		
b. Rin Kei Mei		
c. Datuk Hassan Abas		
5. Re-election of Tan Sri Abdul Halim bin Ali who is retiring pursuant to Article 99		
6. a. Authorisation for Mr Alan Yeo Chee Yeow to continue as Director pursuant to section 153(6) of the Companies Act		
b. Authorisation for Mr Owen Phillimore Howell-Price to continue as Alternate Director to Mr Anthony John-Liddell Nightingale pursuant to section 153(6) of the Companies Act		
7. Re-appointment of Auditors		
8. Any Other Routine Business		
Special Business		
9. a. Authorising Directors to issue shares not exceeding 50% of the issued share capital		
b. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme, not exceeding 5% of the issued share capital		
c. Authorising Directors to issue shares, pursuant to the CCL Executives' Share Option Scheme 2000 ("Scheme 2000"), not exceeding 15% of the issued share capital		

Please cut proxy form here

Special Business	For	Against
9. d. Renewal of General Mandate for Interested Person Transactions and JV Mandate for joint ventures with Interested Persons		

Dated this .... day of 2002

Total number of shares held

....
Signature(s) of Member(s) or Common Seal

Important: Please Read Notes Below

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him and such proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.





Cycle & Carriage Limited Summary Report 2000


03 APR 28 AM 7:21

new

CYCLE & CARRIAGE






KIJANG
KIJANG
beginnings

contents

financial highlights

	2000 S$m	1999 S$m	Change %
For the year			
Revenue			
- 1st half	**2,060.2**	1,474.0	*40*
- 2nd half	**2,528.1**	1,380.7	*83*
	4,588.3	2,854.7	*61*
Profit after taxation and minority interests before exceptional and extraordinary items			
- 1st half	**83.0**	52.7	*57*
- 2nd half	**89.8**	45.4	*98*
	172.8	98.1	*76*
Exceptional items	**(99.7)**	9.9	*nm*
Extraordinary items	**27.2**	5.2	*423*
Profit attributable to shareholders	**100.3**	113.2	*-11*
At year end			
Shareholders' funds	**685.6**	1,228.8	*-44*
Capital employed	**1,095.7**	1,631.4	*-33*
Net debt	**677.7**	91.3	*642*
Financial indicators			
Earnings per share	**42.9 cts**	48.4 cts	*-11*
Earnings per share excluding exceptional and extraordinary items	**73.9 cts**	41.9 cts	*76*
Gross dividend per share	**17.0 cts**	30.0 cts	*-43*
Net tangible assets per share	**S$2.93**	S$5.25	*-44*
Gearing	**99%**	7%	
Dividend payout	**30%**	46%	
Return on average shareholders' funds*	**18.1%**	8.2%	
Return on average capital employed*	**13.4%**	7.1%	

* excluding exceptional and extraordinary items
nm - not meaningful


cts
100
80
60
40
20
0
96
97
98
99
00
Earnings per share *


cts
40
35
30
25
20
15
10
5
0
96
97
98
99
00
Gross dividend per share


S$m
5000
4000
3000
2000
1000
0
96
97
98
99
00
Revenue


S$m
250
200
150
100
50
0
96
97
98
99
00
Profit after taxation and minority interests *


S$m
%
1500
1200
900
600
300
0
25
20
15
10
5
0
96
97
98
99
00
Shareholders' funds

— Return on average shareholders' funds* (%)


S$m
S$
2000
1500
1000
500
0
8
6
4
2
0
96
97
98
99
00
Capital employed

— Net tangible assets per share (S$)

* excluding exceptional and extraordinary items

segmental information

By Activity

2000	Revenue		Profit before financing charges and taxation		Profit after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	**2,998.9**	66	**191.5**	64	**119.3**	69	**851.1**	37
Property	**219.1**	5	**34.8**	12	**16.7**	10	**1,378.7**	61
Astra	**1,261.2**	27	**70.2**	24	**50.9**	30	**25.6**	1
Other interests	**109.1**	2	**(0.3)**	0	**(14.1)**	-9	**22.5**	1
	4,588.3	100	**296.2**	100	**172.8**	100	**2,277.9**	100
Exceptional items	**–**		**(132.3)**		**(99.7)**		**–**	
Unallocated assets	**–**		**–**		**–**		**5.8**	
	4,588.3		**163.9**		**73.1**		**2,283.7**	

By Activity

1999	Revenue		Profit before financing charges and taxation		Profit after taxation and minority interests		Total assets	
	S$m	%	S$m	%	S$m	%	S$m	%
Motor	**2,439.5**	85	**99.1**	63	**62.8**	64	**835.4**	35
Property	**273.0**	10	**58.8**	37	**35.4**	36	**1,423.5**	59
Other interests	**142.2**	5	**0.4**	0	**(0.1)**	0	**135.0**	6
	2,854.7	100	**158.3**	100	**98.1**	100	**2,393.9**	100
Exceptional items			**16.7**		**9.9**		**–**	
Unallocated assets	**–**		**–**		**–**		**5.7**	
	2,854.7		**175.0**		**108.0**		**2,399.6**	

Revenue


66% Motor
5% Property
27% Astra
2% Other interests

Profit before financing charges and taxation


64% Motor
12% Property
24% Astra
0% Other interests

Profit after taxation and minority interests


-9%
69% Motor
10% Property
30% Astra
-9% Other interests

Total assets


37% Motor
61% Property
1% Astra
1% Other interests

Revenue


85% Motor
10% Property
5% Other interests

Profit before financing charges and taxation


63% Motor
37% Property
0% Other interests

Profit after taxation and minority interests


64% Motor
36% Property
0% Other interests

Total assets


35% Motor
59% Property
6% Other interests

chairman's statement



Tan Sri Dato' Seri
Mohd Saleh Sulong

2000 was an eventful year for the Cycle & Carriage Group. In the first quarter of the year, the Group's search for a major new investment culminated in the acquisition of a 31% stake in PT Astra International Tbk, one of the largest companies in Indonesia. A 100% interest was also acquired in Truck Investments Limited of New Zealand which distributes a variety of trucks and operates the largest chain of truck service facilities throughout New Zealand and the Kia franchise was obtained in Singapore. A decision was made by MCL Land to dispose its low yielding investment assets in order to reallocate its resources to higher yielding development properties in Singapore and the region. The Mercedes-Benz operations in Singapore were re-organised ahead of the takeover of the importer functions of the marque by DaimlerChrysler in Singapore from 1 January 2001 with the Group remaining the exclusive Mercedes-Benz dealer handling the retail and after sales aspects. The year ended with Jardine Strategic Holdings, a substantial shareholder of Cycle & Carriage Limited, making a conditional takeover offer for Cycle & Carriage Limited in order to comply with the Takeover Code.

These changes will result in the Group having an operational and profit profile different from the one that you are familiar with. This will however, not alter Cycle & Carriage's philosophy of performance excellence, good corporate governance and management's commitment to enhance shareholder value. We believe that the major strategic initiatives taken in 2000 and the restructured organisation will form a solid foundation to achieve significant growth in profits and shareholder value in the future.

Takeover offer

On 22 November 2000, Jardine Strategic announced a mandatory takeover offer for Cycle & Carriage Limited at a price of S$3.30 per share. The independent directors supported by independent financial adviser, Vickers Ballas recommended that shareholders with a long-term view of their investment in the Group and who were confident of the long-term prospects of the Group do not accept the offer.

At the close of the offer on 28 December 2000, the offer was unsuccessful as insufficient acceptances were received to reach the conditional acceptance level of more than 50% including the shares Jardine Strategic and its concert parties already held before the offer.

Results

I am pleased to report that the Group made a profit attributable to shareholders of S$100.3 million for the year ended 31 December 2000 compared to S$113.2 million in 1999. This was supported by a strong performance from the Mercedes-Benz business in Singapore. Profits also improved in the major markets of Malaysia and Australia. The Group's property interests showed a decline as the highly profitable MeraWoods project was completed in early 1999. Astra had a strong trading performance in Indonesia. This was unfortunately more than offset by losses on exchange arising from Astra's foreign currency debt and a provision made for the diminution in the value of investment in PT Bank Universal Tbk. An extraordinary profit of S$27.2 million arose from the restructuring of Astra's Honda motorcycle activities and the sale of the Group's interest in Selangor Ice Company in Malaysia which was in line with the strategy of exiting non-core operations.

Primarily as a result of the Astra acquisition, the Group's net debt increased to S$677.7 million at 31 December 2000, from the level of S$91.3 million at the end of the previous year. The goodwill arising on the Astra acquisition (the difference between the purchase price and the share of the fair value of net tangible assets of Astra) was written off directly to reserves in line with the Group's accounting policy. This has reduced the Group's net tangible asset value from S$1,228.8 million at 31 December 1999 to S$685.6 million at 31 December 2000.

The earnings per share were 73.9 cents excluding the exceptional and extraordinary items compared with 41.9 cents for the previous year.

There has been no material changes in the Group's accounting policies except for the change in the policy adopted for the recognition of deferred tax assets as disclosed in Note 1 to the Summary Financial Statement.

We believe that the major strategic initiatives taken in 2000 and the restructured organisation will form a solid foundation to achieve significant growth in profits and shareholder value in the future.

Your Board is recommending a final dividend of 12 cents or 12% (1999: 15 cents or 15%) per share, less income tax at 25.5% (1999: 26%), which, together with the interim dividend of 5 cents or 5% per share, will make a total dividend in respect of 2000 of 17 cents or 17% per share.

Your Board is also proposing to recommend a scrip dividend scheme which will allow shareholders to elect to receive dividend in scrips. The scrip dividend scheme is subject to the approval of the Singapore Stock Exchange Securities Trading Limited and the shareholders of the Company at an extraordinary general meeting to be convened.

OPERATIONS REVIEW

Motor

Earnings from the motor operations at S$119.3 million, were almost double the profits of 1999 due to improved performances in all the Group's major markets, particularly in Singapore.

The Singapore passenger car market had strong growth of 51% to 58,117 units due to an increase in the number of Certificates of Entitlement ("COE") that were made available. Earnings for the Singapore motor operations increased by 98% on 1999 to S$99.8 million, despite a decline in market share of the passenger car market to 17% for the year. Mercedes-Benz passenger car sales of 3,256 units were supported by continuing strong demand for the S-Class and the recently launched new C-Class although only limited C-Class deliveries were possible in 2000. Mitsubishi and Proton both reflected increases in sales, albeit at a slower rate than the overall market, with sales of 4,298 units and 1,498 units, respectively. The new Mitsubishi Lancer was only launched in September 2000 and had limited deliveries in 2000. The recently acquired Kia franchise got off to a satisfactory start with sales of 1,022 units for the eight months since the commencement of the operations.

Commercial vehicle sales grew strongly in line with the market which increased by 100%. Mercedes-Benz commercial vehicle sales increased by 116% while Mitsubishi commercial vehicle sales increased by 113%. Despite very keen competition between motor distributors, margins for the Group were satisfactory for both passenger and commercial vehicle sales with Mercedes-Benz margins being enhanced by the weak Euro.

The Singapore Mercedes-Benz operations have been restructured to be a retail and after-sales function only. Staff dedicated to the import function were transferred to DaimlerChrysler which assumed responsibility for managing the import activities. The cost base of the retail operation was reviewed to ensure that it was consistent with the lower level of margins which will be earned in the future.

In Malaysia, Cycle & Carriage Bintang benefited from the continued recovery in the passenger car market. The passenger car market increased by 18% while sales of Mercedes-Benz passenger cars grew by 21%. Local assembly has now commenced for the S-Class and the new C-Class will also be assembled in Malaysia in 2001.

Cycle & Carriage Bintang profits excluding its interest in its associates, CCL Group Properties and Cycle & Carriage (Malaysia), were RM55.1 million, a 47% increase over the previous year due to improved margins. Tax became payable again following the tax holiday of 1999. Cycle & Carriage (Malaysia), the Group's dealership business in Malaysia, also had a satisfactory year, although suffering from insufficient supply of certain popular models.

Cycle & Carriage Australia (previously Astre), the Group's distribution business in Australia continued its recovery. The Australian passenger car market increased by 1% to 553,673 units despite the disruption caused by the introduction of GST on 1 July 2000. Sales of Hyundai fell by 3% to 45,584 units while Audi sales increased to 3,252 units. The expanded Hyundai product range has resulted in a better model mix and improved margins, enabling the company to compete more effectively in the market.

The Group's contribution from New Zealand reflected an improvement due to the acquisition of Truck Investments in March 2000

The 31% interest in Astra, acquired for S$664.3 million by Cycle & Carriage as part of a consortium, is expected to be a major contributor to Cycle & Carriage in the future.

and an improved trading performance from the Group's dealership activities.

Property

The Singapore property market was soft after a strong recovery in the previous year. The contribution from the Group's property interest declined to S$16.7 million for the year due to a weaker trading performance by MCL Land and no further contribution from CCL Group Properties' MeraWoods project which was completed in March 1999. The Sims Residences and Forest Hills projects were launched with satisfactory take-ups considering the prevailing market conditions.

MCL Land's other development projects, Balmoral Residences, Grange Garden and the freehold Devonshire Road site will be launched when the luxury sector shows signs of recovery. The landbank was strengthened through the acquisition of residential sites at Serangoon View and Hougang Avenue 7 at reasonable prices in joint venture with Ho Bee Developments Pte Ltd. The land parcels total 331,700 sq ft and could accommodate about 700 residential units.

The Group's investment properties provided a steady return with improved occupancy levels and rental rates. In order to improve shareholder returns, MCL Land has decided to exit the Singapore residential and commercial investment property markets and to focus on its development portfolio. Consistent with this approach, the Robertson Quay property which is still to be developed has been re-designated from an investment project to a development project.

Astra

The 31% interest in Astra, acquired for S$664.3 million by Cycle & Carriage as part of a consortium, is expected to be a major contributor to Cycle & Carriage in the future. This acquisition completes Cycle & Carriage's search for a major new investment as reflected in my report of last year. Due to the size and complexities of Astra, its results take longer to complete, as such Astra's trading results were only equity accounted for the eight months since acquisition until end November but adjusted for significant transactions occurring in December 2000.

The Group's share of Astra's earnings before exceptional items for the eight months which was equity accounted was S$50.9 million. Unfortunately, this was more than offset by exchange losses of S$83.7 million, arising from Astra's foreign currency denominated debt and a provision of S$20.8 million made for the diminution in value of investment in PT Bank Universal Tbk. An extraordinary gain of which the Group's share was S$24.3 million arose from the restructuring of the Honda motorcycle activities into an equal joint venture with the Honda Motorcycle Company of Japan.

In Indonesia, the economy continued its modest recovery. This factor, together with the satisfaction of pent-up demand from previous years, led to a rebound in the vehicle market. The market for passenger cars grew by 250% to 275,257 units for the 11 months to November, while the recovery for motorcycles was less dramatic and reflected an increase of 120% to 959,377 units. In the passenger car market, Astra was able to improve its market share and its sales grew by 258% to 139,114 units, a 51% market share. Astra's motorcycle sales were, however, impacted by the import of cheap motorcycles, primarily from China, and so its market share declined. Its sale of Honda motorcycles increased by 75% to 433,054 units. The improved vehicle market benefited all of Astra's auto related activities such as component manufacture, vehicle manufacturing, distribution, retail, finance and insurance.

The Toyota Kijang remained the best selling car in Indonesia. This, together with the Toyota Soluna which was launched in April gave Toyota a 30% market share. Isuzu saw good growth too with the launch of the new Panther in September. Daihatsu, BMW, Peugeot and Nissan Diesel also benefited from the improved market conditions.

Astra also saw an operational improvement in its heavy equipment, palm oil, information technology and telecommunications businesses. The major concern remains Astra's high level of foreign currency debt. The strong operating flows for the year and the proceeds from the Honda restructuring will enable the early repayment of the Series I debt. The next major debt repayment is only

The directors expect that the Group's performance for 2001 will be satisfactory, but the Group will remain exposed to exchange losses in Astra should the Indonesian Rupiah depreciate further.

due in December 2002. The weakness of the Rupiah during the year gave rise to significant unrealised exchange losses on the foreign currency denominated debt.

Other Interests

The Group has exited its interest in Selangor Ice Company Sdn Bhd and has remaining interests in Maritime Holdings Ltd (20%), MTU Asia Pte Ltd (25%) and Ampang Investments Pte Ltd (40%) which owns the Concorde Hotel in Kuala Lumpur. These businesses which are not regarded as core investments contributed a profit of S$3.0 million to the Group. The central overheads which are also included here were high due to the cost of financing the acquisition of Astra.

Prospects

The economic recovery in the Southeast Asian region appears to be slowing after the strong recovery of last year. There is also the risk of an economic slowdown in the United States of America, the extent of which will have a differing impact on world economies.

The Singapore motor operations will be impacted by the loss of the Mercedes-Benz import activities as well as a reduction in the COE quota for 2001. On the positive side, the Group has a significant number of Mercedes-Benz vehicles in stock for which the distribution margin will be accounted for in 2001 together with a strong order book, particularly for the new Mercedes-Benz C-Class. Good growth is expected from the Kia franchise which will contribute for the full year. Malaysia is expected to benefit from the local assembly of the Mercedes-Benz S-Class and C-Class. In Australia, the expanded Hyundai range and the strengthened Audi dealership chain should improve performance. In New Zealand, results for Truck Investments will be included for the full year.

No significant recovery is expected in the Singapore property market. MCL Land will earn development profits from The Sunnydale, Sims Residences and Forest Hills projects which are under construction. Further projects will be launched during the year but, other than Balmoral Residences, these are not expected to contribute until later. Occupancy levels of the investment properties are expected to remain satisfactory, with an improving rental market. MCL Land wishes to exit its two investment properties in Singapore in order to focus on the development property market, but will only do so if the prices are attractive.

In Indonesia, no growth is expected from the car market as the pent-up demand has been largely satisfied in 2000 and inflated the market, and a decline is even possible. The motorcycle market is expected to show reasonable growth. The Group will benefit from accounting for a full year of Astra's results whereas 2000 only included results for eight months.

The directors expect that the Group's performance for 2001 will be satisfactory, but the Group will remain exposed to exchange losses in Astra should the Indonesian Rupiah depreciate further.

Board

Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed is retiring and is not seeking re-election. He has been Chairman of the Cycle & Carriage Limited Board from 1993 to 1996 and a member of the MCL Board until November 2000. The Board would like to thank him for his support and advice which has contributed significantly to the Group's achievements.

Acknowledgements

The Group's performance reflected in no small way the efforts put in by all our 100,000 staff employed in our subsidiaries and associates, with Astra accounting for around 95,500 of them. The Board and I are grateful to them for their service and dedication. We would also like to thank our business associates for their support and help and our shareholders for their confidence in the Group. We hope to receive their continued support as we forge ahead to meet the challenges of the future with our restructured organisation.

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman
9 March 2001

The Summary Financial Statement as set out on pages 10 to 20 contains only a summary of the information in the Directors' Report and full financial statements of the Company and the Group as set out in a separate report called the Annual Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company or of the Group.

For further information, the full financial statements, the Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Election Notice at the end of this Summary Report.

Summary Directors' Report

The directors of Cycle & Carriage Limited present their summary report to the members together with the audited financial statements for the financial year ended 31 December 2000.

1. Principal Activities

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and a provider of management services. There have been no significant changes in the nature of these activities during the financial year.

2. Directors

The directors of the Company in office at the date of this report are as follows:

Tan Sri Dato' Seri Mohd Saleh Sulong (Chairman)
Boon Yoon Chiang (Deputy Chairman) #
Philip Eng Heng Nee (Group Managing Director)
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed
Rin Kei Mei
Anthony J L Nightingale #
Datuk Hassan Abas #
Alan Yeo Chee Yeow #
Vimala Menon #
Neville Barry Venter (Group Finance Director)
Lim Ho Kee #
Chang See Hiang #
Hasni bin Harun (alternate to Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed)
Owen P Howell-Price (alternate to Anthony J L Nightingale)
Dato' Maznah bte Abdul Jalil (alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)

Audit committee members

Directors' Interest in Shares and Debentures are as follows:

	Direct interest held		Deemed interest held	
	31.12.2000	31.12.1999	**31.12.2000**	31.12.1999
Cycle & Carriage Limited				
Ordinary shares of S$1 each				
Tan Sri Dato' Seri Mohd Saleh Sulong*	**–**	–	**48,317,800**	48,317,800
Philip Eng Heng Nee	**10,000**	10,000	**–**	–
Neville Barry Venter	**10,000**	10,000	**–**	–
Options to subscribe for ordinary shares of S$1 each				
Philip Eng Heng Nee	**460,000**	415,000	**–**	–
Neville Barry Venter	**80,000**	–	**–**	–
MCL Land Limited				
Ordinary shares of S$1 each				
Philip Eng Heng Nee	**35,000**	35,000	**–**	–

* Tan Sri Dato' Seri Mohd Saleh Sulong, through (i) his interest in DRB-HICOM Berhad (formerly known as Diversified Resources Berhad) ("DRB-HICOM"); (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"); (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"); (iv) DRB-HICOM's and Mega's interest in Hicom Holdings Berhad ("Hicom"); and (v) Hicom's interest in Edaran Otomobil Nasional Berhad ("EON"), is deemed to have an interest in the 48,317,800 shares held by EON.

There was no change in any of the abovementioned interests between the end of the financial year and 21 January 2001.

No other person who was a director of the Company at the end of the financial year had an interest in any shares or debentures of the Company or its subsidiaries either at the beginning or end of the financial year or on 21 January 2001.

At no time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate, except for the Senior Executives' Share Option Scheme 2000 under which 120,000 and 80,000 options to subscribe for ordinary shares of S$1 each in the Company were granted on 1 March 2000 and 12 May 2000 to Mr Philip Eng Heng Nee and Mr Neville Barry Venter, respectively. During the year, no options (1999: nil) were exercised by the directors.

Except as mentioned above, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a subsidiary with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as shown in Notes 4, 6 and 32 to the full financial statements and Notes 2 and 5 to the Summary Financial Statement.

3. Share Options

Company

The CCL Senior Executives' Share Option Scheme 2000 was approved by the members of the Company at an Extraordinary General Meeting held on 6 May 1999 to replace the earlier CCL Senior Executives' Share Option Scheme approved in May 1989.

During 2000, options were granted by the Company pursuant to the CCL Senior Executives' Share Option Scheme 2000 in respect of 783,000 ordinary shares of S$1 each in the Company, of which 200,000 options were granted to two directors and 583,000 options were granted to employees of the Group. Each option entitles the holder to subscribe for one ordinary share in the Company at the exercise prices of S$3.98 and S$5.10 per share at any time before the expiry date, subject to the terms of the Scheme.

During the year, no shares were issued pursuant to the exercise of options, and as at 31 December 2000, the following options to take up 1,936,000 unissued shares of S$1 each in the Company were outstanding:

Date Options were Granted	At 1.1.2000 or Date of Grant	No of Options Exercised	No of Options Cancelled	At 31.12.2000	Exercise Price S$	Expiry Date
26.3.1996	334,000	–	334,000	–	15.70	25.12.2000
24.3.1997	441,000	–	68,000	373,000	14.61	23.12.2001
9.4.1998	449,000	–	29,000	420,000	7.05	8.1.2003
15.4.1999	472,000	–	41,000	431,000	7.22	14.1.2004
1.3.2000	703,000	–	71,000	632,000	3.98	28.2.2010
12.5.2000	80,000	–	–	80,000	5.10	11.5.2010
	2,479,000	–	543,000	1,936,000		

Subsidiaries

During 2000, options were granted by a subsidiary, MCL Land Limited, pursuant to the MCL Land Executives' Share Option Scheme in respect of 298,000 ordinary shares of S$1 each in the subsidiary to a director and employees of the MCL Land Group. Each option entitles the holder to subscribe for one ordinary share in the subsidiary at the exercise price of S$1.03 per share at any time before the expiry date, subject to the terms and conditions of the Scheme. During the year, no shares were issued by virtue of the exercise of these options.

At 31 December 2000, the following options to take up 759,000 unissued shares of S$1 each in MCL Land Limited were outstanding:

Date Options were Granted	At 1.1.2000 or Date of Grant	No of Options Exercised	No of Options Cancelled	At 31.12.2000	Exercise Price S$	Expiry Date
2.5.1996	39,000	–	–	39,000	2.89	2.5.2001
21.4.1997	64,000	–	–	64,000	2.30	21.4.2002
27.4.1998	137,000	–	2,000	135,000	1.17	27.4.2003
12.4.1999	233,000	–	3,000	230,000	1.61	12.4.2004
1.3.2000	298,000	–	7,000	291,000	1.03	1.3.2005
	771,000	–	12,000	759,000		

Except for the above, no other options were granted by the Company or any subsidiary during the year and there were no unissued shares under option at the end of the year.

4. Charges on Assets and Contingent Liabilities

At the date of this report, no charge on the assets of the Company or any other corporation in the Group has arisen since the end of the financial year which secures the liabilities of any other person and no material contingent liability of the Company or any other corporation in the Group has arisen since the end of the financial year.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company and of the Group to meet their obligations as and when they fall due.

5. Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

The Summary Financial Statement set out on pages 10 to 20 was approved by the Board of Directors on 9 March 2001 and was signed on its behalf by:

Tan Sri Dato' Seri Mohd Saleh Sulong
Director

Datuk Hassan Abas
Director

Singapore
9 March 2001

Auditors' Report

To the Members of Cycle & Carriage Limited

We have examined the Summary Financial Statement set out on pages 10 to 20. In our opinion, the Summary Financial Statement is consistent, in all material respects, with the full financial statements and Directors' Report of Cycle & Carriage Limited for the year ended 31 December 2000 from which they were derived and complies with the requirements of section 203A of the Companies (Amendment) Act 1995, and regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 9 March 2001 on the full financial statements of Cycle & Carriage Limited and its subsidiary companies for the year ended 31 December 2000. The audit report is as follows:

"Auditors' Report To the Members of Cycle & Carriage Limited

We have audited the financial statements of the Company and the consolidated financial statements of the Group set out on pages 77 to 124. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a. the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   i. the state of affairs of the Company and of the Group as at 31 December 2000 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date; and

   ii. the other matters required by section 201 of the Act to be dealt with in the financial statements and in the consolidated financial statements;

b. the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors and the financial statements of those subsidiaries under voluntary liquidation, being financial statements that have been included in the consolidated financial statements. The subsidiaries audited by our associated firms are indicated on pages 117 to 122 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under section 207(3) of the Act."

PricewaterhouseCoopers
Certified Public Accountants

Singapore
9 March 2001

Note:

The page numbers are as stated in the Auditors' Report dated 9 March 2001 included in Cycle & Carriage Limited's full financial statements for the financial year ended 31 December 2000.

Profit and Loss Account

For the year ended 31 December

	Group		Company	
	2000	1999	2000	1999
	S$m	S$m	S$m	S$m
Revenue	**4,588.3**	2,854.7	**183.2**	90.9
Less: Share of associates' revenue	**(1,598.8)**	(279.3)	**–**	–
Group revenue	**2,989.5**	2,575.4	**183.2**	90.9
Cost of sales	**(2,551.3)**	(2,227.9)	**–**	–
Gross profit	**438.2**	347.5	**183.2**	90.9
Other operating income	**9.7**	11.0	**0.3**	0.1
Selling and distribution expenses	**(166.2)**	(147.6)	**–**	–
Administrative expenses	**(79.5)**	(70.7)	**(7.2)**	(5.5)
Other operating income/(expenses)	**(4.1)**	1.8	**7.4**	24.6
Operating profit	**198.1**	142.0	**183.7**	110.1
Share of results of associates	**98.1**	16.3	**–**	–
Trading profit	**296.2**	158.3	**183.7**	110.1
Exceptional items	**(132.3)**	16.7	**(187.2)**	–
Profit/(loss) before financing income/(charges)	**163.9**	175.0	**(3.5)**	110.1
Net financing income/(charges)	**(25.0)**	(8.5)	**2.2**	4.2
Profit/(loss) before taxation	**138.9**	166.5	**(1.3)**	114.3
Taxation	**(52.2)**	(36.6)	**(46.8)**	(25.4)
Profit/(loss) after taxation	**86.7**	129.9	**(48.1)**	88.9
Minority interests	**(13.6)**	(21.9)	**–**	–
Profit/(loss) after taxation and minority interests	**73.1**	108.0	**(48.1)**	88.9
Extraordinary items	**27.2**	5.2	**3.2**	6.2
Profit/(loss) attributable to shareholders	**100.3**	113.2	**(44.9)**	95.1
Dividends paid and proposed (net)	**(29.8)**	(52.0)	**(29.8)**	(52.0)
Retained profit/(loss)	**70.5**	61.2	**(74.7)**	43.1
Profit/(loss) attributable to shareholders before extraordinary items	**73.1**	108.0	**(48.1)**	88.9
Profit/(loss) attributable to shareholders after extraordinary items	**100.3**	113.2	**(44.9)**	95.1
Earnings per share:				
- basic and diluted	**42.9¢**	48.4¢	**–**	–
Earnings per share excluding extraordinary items:				
- basic and diluted	**31.2¢**	46.2¢	**–**	–
Earnings per share excluding exceptional and extraordinary items:				
- basic and diluted	**73.9¢**	41.9¢	**–**	–
Gross dividend per share	**17.0¢**	30.0¢	**–**	–

Balance Sheet

As at 31 December

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Non-current assets				
Fixed assets	**139.2**	148.4	**0.6**	0.7
Investment properties	**571.9**	553.7	**–**	–
Development properties	**568.2**	534.1	**–**	–
Interests in subsidiaries	**–**	–	**1,220.4**	799.4
Interests in associates	**290.4**	256.7	**72.0**	80.2
Deferred tax asset	**10.9**	–	**–**	–
Other non-current assets	**21.2**	17.9	**–**	–
	1,601.8	1,510.8	**1,293.0**	880.3
Current assets				
Stocks	**392.5**	396.3	**–**	–
Debtors	**189.9**	212.3	**2.2**	21.5
Tax recoverable	**5.8**	5.7	**0.4**	0.3
Short term investments	**–**	23.5	**–**	18.5
Bank and other liquid funds	**93.7**	251.0	**3.6**	59.1
	681.9	888.8	**6.2**	99.4
Total assets	**2,283.7**	2,399.6	**1,299.2**	979.7
Non-current liabilities				
Borrowings due after one year	**612.1**	175.7	**400.0**	–
Deferred tax liability	**8.7**	2.6	**1.1**	0.9
Other non-current liabilities	**1.4**	5.3	**–**	–
	622.2	183.6	**401.1**	0.9
Current liabilities				
Creditors	**336.2**	317.2	**27.3**	33.5
Tax payable	**70.3**	77.3	**0.7**	0.7
Borrowings due within one year	**159.3**	190.1	**3.2**	0.1
	565.8	584.6	**31.2**	34.3
Total liabilities	**1,188.0**	768.2	**432.3**	35.2
Net assets	**1,095.7**	1,631.4	**866.9**	944.5
Financed by:				
Share capital and reserves				
Share capital	**234.0**	234.0	**234.0**	234.0
Reserves				
Share premium	**240.9**	240.9	**240.9**	240.9
Capital reserve	**77.1**	80.0	**–**	–
Revenue reserve	**133.6**	673.9	**392.0**	469.6
Shareholders' funds	**685.6**	1,228.8	**866.9**	944.5
Minority interests	**410.1**	402.6	**–**	–
	1,095.7	1,631.4	**866.9**	944.5

Notes to the Summary Financial Statement

1. Change in Accounting Policy

From 1 January 2000, the accounting policy relating to the recognition of deferred tax assets was changed. Under the new policy, deferred tax assets are recognised where such benefits are expected to be realisable in the near future compared to the previous policy, where deferred tax assets were recognised only to the extent of any deferred tax liability and where such benefits were expected to be realisable in the near future.

The effect of the change is to decrease taxation by a net amount of S$22.8 million in 2000 as the increase in the Group's taxation (excluding associates) of S$0.6 million is offset by the decrease in the Group's share of associates' taxation of S$23.4 million.

The restated proforma information which assumes that the new policy had always been adopted is presented below. Opening revenue reserve in the proforma information for 1999 has been restated by S$11.4 million which is the amount of the adjustment relating to periods prior to 1999.

	Proforma Group	
	2000	1999
	S$m	S$m
Profit & Loss Account		
Profit attributable to shareholders	**77.5**	113.2
Change in accounting policy	**22.8**	0.4
Profit attributable to shareholders as restated	**100.3**	113.6
Revenue reserve		
Balance at 1 January		
- as previously reported	**673.9**	612.1
- change in accounting policy	**11.8**	11.4
Balance at 1 January as restated	**685.7**	623.5
Profit attributable to shareholders as restated	**100.3**	113.6
Other movements in revenue reserve as shown in the Consolidated Statement of Changes in Equity in the full financial statement	**(652.4)**	(51.4)
Balance at 31 December 2000 as restated	**133.6**	685.7

2. Directors' Remuneration

Remuneration paid to directors of the Company is as follows :

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Remuneration of the directors of the Company	**2.6**	1.9	**1.2**	1.1

3. Exceptional Items

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**8.0**	16.7	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(187.2)**	–
Share of exchange losses on an associate's foreign currency debts	**(119.5)**	–	**–**	–
Share of provision made by an associate for the diminution in value of an investment	**(20.8)**	–	**–**	–
	(132.3)	16.7	**(187.2)**	–

The exceptional items included in the profit after taxation and minority interests are as follows:

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**4.8**	9.9	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(187.2)**	–
Share of exchange losses on an associate's foreign currency debts	**(83.7)**	–	**–**	–
Share of provision made by an associate for the diminution in value of an investment	**(20.8)**	–	**–**	–
	(99.7)	9.9	**(187.2)**	–

4. Extraordinary Items

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Profit on sale of shares in associates	**2.9**	3.3	**3.2**	4.4
Profit on sale of shares in subsidiaries	**–**	1.9	**–**	1.8
Share of an associate's gain on restructuring of its motorcycle operations	**24.3**	–	**–**	–
	27.2	5.2	**3.2**	6.2

5. Related Party Transactions

The following significant related party transactions took place during the financial year at terms agreed between the parties concerned:

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
a. With associates:				
Purchase of goods and services	**(4.0)**	(1.5)	–	–
Reimbursement to the Company for cost of management services	**0.1**	0.1	**0.1**	0.1
Sale of goods and services	**493.0**	284.8	–	–
Commission and incentives earned	**2.9**	1.2	–	–
b. With directors at commercial terms:				
Sale of motor vehicles by a subsidiary to certain directors of the Company	–	1.1	–	–
c. With related companies of substantial shareholders of the Company:				
Purchase of 20% stake in UMF (Singapore) Limited	–	(14.5)	–	(14.5)
Purchase of goods and services	**(41.3)**	(48.2)	**(0.1)**	–
Insurance premium paid	**(5.9)**	(7.4)	–	–
Interest paid	**(2.0)**	(2.4)	–	–
Rental paid	**(0.1)**	(0.1)	**(0.1)**	(0.1)
Secondment costs	**(0.8)**	(0.5)	**(0.6)**	(0.3)
Sale of 30% stake in Guardian SEA Pte Ltd	–	6.6	–	6.6
Sale of 50% stake in Selangor Ice Company Sdn Bhd	**11.8**	–	**11.8**	–
Rental income	**4.8**	4.3	–	–
Sale of goods and services	**0.7**	0.5	–	–
Interest received	**0.1**	0.1	–	–
Commission income	**0.2**	0.3	–	–

6. Contingent Liabilities

a. The Company has given a corporate guarantee to the bankers of certain of its subsidiaries to secure bank and other facilities totalling S$290.4 million (1999: S$347.2 million).

b. A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$2.8 million (1999: S$12.8 million).

c. In June 2000, the Ministry of Manpower in Indonesia issued a regulation regarding the settlement of work dismissal and determination of separation, gratuity and compensation payments to staff provided certain conditions are met. An accrual has not been made for the estimated liability in the accounts of the Group's associate, PT Astra International Tbk nor the Group pending the issue of a Technical Explanation on the regulation by the Indonesian Institute of Accountants.

Shareholding Statistics

Authorised share capital: S$300,000,000
Issued and fully paid-up capital: S$233,995,439
Class of shares: Ordinary share of S$1 each with equal voting rights

Twenty Largest Shareholders as at 7 March 2001

Name of shareholders	Number of shares	%
Raffles Nominees Pte Ltd	60,973,496	26.06
DBS Trustee Limited	57,607,378	24.62
Employees Provident Fund Board	27,171,175	11.61
DBS Nominees (Private) Limited	21,418,579	9.15
Citibank Nominees Singapore Pte Ltd	8,928,156	3.82
HSBC (Singapore) Nominees Pte Ltd	4,317,116	1.85
United Overseas Bank Nominees Pte Ltd	3,963,128	1.69
Oversea-Chinese Bank Nominees Pte Ltd	2,824,909	1.21
Fong Lai Wah	2,445,036	1.04
Chua Boon Yew	2,438,920	1.04
Veronique Pte Limited	1,125,805	0.48
Overseas Union Bank Nominees Pte Ltd	1,018,300	0.44
Daiwa (Malaya) Private Limited	943,000	0.40
Henry Bian Hock Cheah	810,000	0.35
Kota Trading Company Sendirian Berhad	780,028	0.33
Chua Swee Eng	640,000	0.27
NTUC Income Insurance Co-Operative Limited	640,000	0.27
Pontiac Pte Ltd	585,225	0.25
Keppel Bank Nominees Pte Ltd	534,900	0.23
Kew Estate Limited	469,000	0.20
	199,634,151	85.31

Substantial Shareholders as at 7 March 2001

Name of shareholders	Number of shares	%
Jardine Strategic Holdings Limited*	60,784,378	25.98
Edaran Otomobil Nasional Berhad**	48,317,800	20.65
Employees Provident Fund Board	27,726,175	11.85
	136,828,353	58.48

Notes:

* Jardine Strategic Holdings Limited ("JSHL") is interested in 60,784,378 shares through its wholly-owned subsidiary, JSH Asian Holdings Ltd, which is in turn interested through its wholly-owned subsidiary, Jardine Strategic Singapore Pte Ltd. By virtue of JMH Investments Limited's and Jardine Matheson Holdings Limited's interests in JSHL, they are also deemed to be interested in the total of 60,784,378 shares.

** Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad (formerly known as Diversified Resources Berhad ("DRB-HICOM"), Gadek (Malaysia) Berhad ("Gadek"), Mega Consolidated Sdn Bhd ("Mega"), and Hicom Holdings Berhad ("Hicom") are deemed to have an interest in the 48,317,800 shares held by Edaran Otomobil Nasional Berhad ("EON") through (i) Tan Sri Dato' Seri Mohd Saleh Sulong's interest in DRB-HICOM; (ii) DRB-HICOM's interest in Gadek; (iii) Gadek's interest in Mega; (iv) DRB-HICOM's and Mega's interest in Hicom; and (v) Hicom's interest in EON.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 32nd Annual General Meeting of the Company will be held in The Oriental Ballroom I, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3rd May 2001 at 11am for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2000 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12% less income tax for the year ended 31 December 2000 as recommended by the Directors.

3. To approve Directors' fees of S$379,000 for the year ended 31 December 2000.

4. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:
   a. Mr Chang See Hiang
   b. Mr Anthony John-Liddell Nightingale
   c. Ms Vimala Menon

5. To pass the following resolutions:
   a. "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

   b. "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John-Liddell Nightingale until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

6. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other routine business which may arise.

As Special Business:

8. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:
   a. "That pursuant to section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to issue shares in the Company at any time to such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 10 per cent of the issued share capital of the Company for the time being."

   b. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."

c. "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Senior Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

d. "That for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:

   i. approval be and is hereby given for the renewal of:

      1. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into transactions falling within the types of Interested Person Transactions as set out in the Company's Circular to Shareholders dated 16 April 1998 ("the 1998 Circular") with any party who is of the class of Interested Persons described in the 1998 Circular, provided that such transactions are carried out in the normal course of business, at arm's length and on commercial terms and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the 1998 Circular ("the General Mandate"); and

      2. the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into and/or participate in joint ventures and similar forms of mutual collaboration or participation (such as joint investments, co-operation arrangements and shareholders' agreements) (collectively, "joint ventures"), with any party who is from the classes of Interested Persons described in the Company's Circular to Shareholders dated 12 April 1999 ("the 1999 Circular"), provided that such joint ventures are carried out in the normal course of business, at arm's length, and in accordance with the guidelines of the Company for such transactions as set out in the 1999 Circular ("the JV Mandate"); and

   ii. the General Mandate and the JV Mandate respectively, shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 2 April 2001

Notes:

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Additional Information on items of Ordinary Business:

A fourth director, Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed, is retiring pursuant to Article 95 of the Articles of Association of the Company and is not seeking a re-election.

Statement pursuant to Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mr Alan Yeo Chee Yeow and Mr Chang See Hiang, who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company, are independent Directors.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 8(a) is to allow the Directors to issue shares in the Company up to an amount not exceeding in aggregate 10 per cent of the issued share capital of the Company for the time being.

b. Ordinary Resolution No. 8(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although the Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

c. Ordinary Resolution No. 8(c) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Senior Executives' Share Option Scheme 2000 ("the Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

d. Ordinary Resolution No. 8(d) is to renew the mandate for general business transactions ("the General Mandate") and the mandate for joint ventures ("the JV Mandate") with interested persons, which mandates will be expiring at the upcoming 32nd Annual General Meeting. The General Mandate and the JV Mandate were renewed at the 31st Annual General Meeting held on 11 May 2000.

82-3163

Proxy Form

The Group Company Secretary
Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

IMPORTANT
1. For investors who have used their CPF monies to buy **Cycle & Carriage Limited** shares, the Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We____

of____

being a member/members of the abovenamed Company hereby appoint the following person(s):

Name	Address	NRIC/Passport Number	Proportion of Shareholdings(%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the 32nd Annual General Meeting of the Company to be held in The Oriental Ballroom I, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11am and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Ordinary Business	**For**	**Against**
1. Adoption of Directors' and Auditors' Reports and Accounts		
2. Declaration of Final Dividend		
3. Approval of Directors' Fees		
4. Re-election of Directors retiring pursuant to Article 95		
a. Chang See Hiang		
b. Anthony John-Liddell Nightingale		
c. Vimala Menon		
5. a. Authorisation for Mr Alan Yeo Chee Yeow to continue as Director pursuant to section 153(6) of the Companies Act, Chapter 50		
b. Authorisation for Mr Owen Phillimore Howell-Price to continue as Alternate Director to Mr Anthony John-Liddell Nightingale pursuant to section 153(6) of the Companies Act, Chapter 50		
6. Re-appointment of Auditors		
7. Any Other Routine Business		
Special Business		
8. a. Authorising Directors to issue shares not exceeding 10% of the issued share capital		
b. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme, not exceeding 5% of the issued share capital		
c. Authorising Directors to issue shares, pursuant to the CCL Senior Executives' Share Option Scheme 2000 ("Scheme 2000"), not exceeding 15% of the issued share capital		

Special Business	For	Against
8. d. Renewal of General Mandate for Interested Person Transactions and JV Mandate for joint ventures with Interested Persons		

Dated this .... day of 2001

Total number of shares held

Signature(s) of Member(s) or Common Seal

Important: Please Read Notes Below

Notes:

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him and such proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

Election Notice

Dear Shareholder

This is a copy of our Annual Review and Summary Financial Statement ("Summary Report" or "SR") for the financial year ended 31 December 2000 ("FY 2000"). The SR contains a review of the Cycle & Carriage Limited Group for FY 2000. It also contains a summary of the audited financial statements of the Company and the Group for FY 2000.

The full financial statements of the Company and of the Group for FY 2000 are set out in a separate report called the Annual Report. This report is available to all Cycle & Carriage Limited shareholders at no cost upon request. ***From this year onwards, we will be sending you SRs instead of Annual Reports for as long as you are a shareholder, unless you indicate in this Election Notice that you wish to continue to receive Annual Reports.*** The SR for FY 2000 is an example of the SRs that you will receive for the future, unless you notify the Company to the contrary.

If you wish to receive a copy of the Annual Report for FY 2000, please complete this Election Notice by ticking the appropriate box and returning it to the Company's Share Registrar, Barbinder & Co Pte Ltd by 11 April 2001. ***By failing to respond, we will take it that you do not wish to receive copies of the Annual Report for FY 2000 and future years for as long as you are a Cycle & Carriage Limited shareholder.***

Yours faithfully
for and on behalf of Cycle & Carriage Limited

Ho Yeng Tat
Group Company Secretary
2 April 2001

Election Notice

To: Cycle & Carriage Limited

☐ I wish to receive the Annual Report for the financial year ended 31 December 2000 and for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I do not wish to receive the Summary Report or the Annual Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

Note: Please tick only one box

Name of shareholder ______________________

NRIC/Passport number ______________________

Address ______________________

______________________ Signature

______________________ Date

Do not staple. Glue all sides firmly.

2nd fold

ASEANPOST
Postage will be paid by addressee.
For posting in any ASEAN country.



BUSINESS REPLY SERVICE
PERMIT NO. 07012



Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

1st fold

Election Notice

Dear Shareholder

This is a copy of our Annual Review and Summary Financial Statement ("Summary Report" or "SR") for the financial year ended 31 December 2000 ("FY 2000"). The SR contains a review of the Cycle & Carriage Limited Group for FY 2000. It also contains a summary of the audited financial statements of the Company and the Group for FY 2000.

The full financial statements of the Company and of the Group for FY 2000 are set out in a separate report called the Annual Report. This report is available to all Cycle & Carriage Limited shareholders at no cost upon request. ***From this year onwards, we will be sending you SRs instead of Annual Reports for as long as you are a shareholder, unless you indicate in this Election Notice that you wish to continue to receive Annual Reports.*** The SR for FY 2000 is an example of the SRs that you will receive for the future, unless you notify the Company to the contrary.

If you wish to receive a copy of the Annual Report for FY 2000, please complete this Election Notice by ticking the appropriate box and returning it to the Company's Share Registrar, Barbinder & Co Pte Ltd by 11 April 2001. ***By failing to respond, we will take it that you do not wish to receive copies of the Annual Report for FY 2000 and future years for as long as you are a Cycle & Carriage Limited shareholder.***

Yours faithfully
for and on behalf of Cycle & Carriage Limited

Ho Yeng Tat
Group Company Secretary
2 April 2001

Election Notice

To: Cycle & Carriage Limited

☐ I wish to receive the Annual Report for the financial year ended 31 December 2000 and for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

OR

☐ I do not wish to receive the Summary Report or the Annual Report for future financial years for as long as I am a Cycle & Carriage Limited shareholder.

Note: Please tick only one box

Name of shareholder ____________________
NRIC/Passport number ____________________
Address ____________________

____________________ Signature

____________________ Date

Do not staple. Glue all sides firmly.
Do not staple. Glue all sides firmly.

2nd fold

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07012





Cycle & Carriage Limited
c/o Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

1st fold







82-3163

Cycle & Carriage Limited Interim Report 2001

new



CYCLE & CARRIAGE






beginnings

82-3163

RESULTS

The major markets in which the Group operates experienced an economic decline as a consequence of the slowdown in the United States of America. In the case of Indonesia, the economy was further impacted by political turmoil and the declining currency.

In addition, the Group felt the effect of the loss of the Mercedes-Benz distribution rights in Singapore with effect from 1 January 2001, although it remained the exclusive retailer and after sales agent. The impact of this loss was cushioned in this period due to stocks carried over from the previous year on which the distributor's margin was still earned.

Profit attributable to shareholders excluding exceptional items was S$63.5 million, 23% below the previous year, for the six months ended 30 June 2001.

The continued Rupiah weakness once again resulted in major foreign exchange losses in Astra on its uncovered US$ debt of which the Group's share of the losses was S$62.9 million. However, the Group only accounted for S$45.7 million of this loss as this effectively reduced the carrying value of the Group's investment in Astra to a nominal value. A gain of S$5.9 million arose from the sale of 50% of the Audi distribution business in Australia to Audi AG and a writeback in MCL Land's provision for foreseeable losses for development properties of S$1.9 million was made.

The profit attributable to shareholders was S$25.6 million, 33% above the previous year. Earnings per share at 10.9 cents were also 33% above the previous year.

INTERIM DIVIDEND

An interim dividend of 3 cents or 3% (2000: 5 cents or 5%) less income tax at 24.5% (2000: 25.5%) has been declared for the six months to 30 June 2001. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the interim dividend. The books closure date and payment date of this interim dividend are set out in paragraph 10 below, and further details for participation in the Scheme will be announced separately.

CORPORATE EVENTS

January

Cycle & Carriage increased its interest in Cycle & Carriage Motor Dealer Pte Ltd to 50% with the acquisition of an additional 23% stake for S$1.1 million. The acquisition underlines the Group's commitment to further broaden its investment in the Mercedes-Benz retail network in Singapore in support of its core motor vehicle business.

March

Cycle & Carriage announced the formation of a 50/50 joint venture between its wholly owned subsidiary, Cycle & Carriage (Australia) and Audi AG in relation to the importation and distribution of Audi vehicles in Australia. The joint venture company will serve as the exclusive importer and distributor of Audi vehicles in Australia.

MCL Land successfully tendered for a 99-year 313,156 sq ft land parcel at Choa Chu Kang Loop for S$158.7 million which can accommodate about 700 condominium units.

April

Cycle & Carriage subscribed for a 50% stake for S$750,000 in Motormart Enterprises Pte Ltd, a joint venture with three partners to establish a used car company. The joint venture will complement the Group's automotive business in Singapore and further establish the used car business as part of the retail focus of the Group.

MCL Land's freehold 65-unit condominium project, Balmoral Residences obtained its Temporary Occupation Permit ("TOP").

May

Phase I of Ubi Tech Park, a MCL Land joint venture industrial development with CapitaLand Limited, obtained TOP.

July

MCL Land launched its joint venture riverfront condominium project Rio Vista consisting of 716 apartments located at Upper Serangoon View, beside the Serangoon River.

OPERATIONAL REVIEW

Motor

Earnings from the motor vehicle operations were S$48.4 million, 25% below the previous year with a decline in all major markets.

The Singapore passenger car market grew by 34% due to the increased number of Certificates of Entitlement ("COE") that were made available. Cycle & Carriage saw a decline in its market share to 17% due to the intense competition in the middle and lower sectors of the market.

Mercedes-Benz market share decreased to 5% with sales of 1,898 units. Demand for the new C-class was strong, but supply was limited by the worldwide demand. Margins for

Mercedes-Benz were impacted by the loss of the distribution rights with effect from 1 January 2001. The distributor's margin was however still earned on stocks carried over from 2000. Sales of Mitsubishi, Proton and Kia grew by 38% to 4,071 units. Commercial vehicle sales grew by 14% to 1,100 units, lower than the market growth of 17%.

Earnings for the Singapore motor operations at S$38.0 million were below the previous year due to the lower Mercedes-Benz margins and strong competition.

The non-national car sector in Malaysia improved by 2%. Sales for Cycle & Carriage Bintang Berhad declined due to delays in the local assembly of the Mercedes-Benz S-class and C-class and the launch of the new Mazda passenger car. Margins improved due to the local assembly of the Mercedes-Benz passenger cars.

Together with Cycle & Carriage (Malaysia), the Group's Malaysian motor interests contributed S$8.8 million.

The Australian passenger car market improved by 7% to 256,826 units largely due to the market in the previous year having been impacted by the pending introduction of Goods & Services Tax. Cycle & Carriage (Australia) achieved sales of 18,839 units of Hyundai and 1,318 units of Audi, giving it a reduced market share of 8%. The Audi distribution business became a joint venture with Audi AG. Profit contribution from Australia declined to S$0.5 million as the weak Australian dollar put the operations at a disadvantage to certain of its competitors who have local manufacturing operations.

The contribution from New Zealand improved to S$1.1 million due to the inclusion of Truck Investments for the full six months.

Property

The contribution from property operations for the first six months was S$5.0 million.

The office and industrial rental markets reflected the slowdown and residential buyers adopted a cautious approach in the face of the economic uncertainty. Buyers, however, responded well to projects that were attractively priced.

The Group's investment properties continued to experience healthy occupancy and stable rental rates during the period under review. No progress has been made on the disposal of MCL Land's investment properties as the present market is not conducive to a sale.

The contribution from development properties was mainly from The Sunnydale and Sims Residences. As at 30 June 2001, 83% of the 112-apartment Sims Residences project has

been sold while for the Forest Hills project, 74% of the 128 apartments have been sold. A total of 202 units were sold out of a total of 432 units launched in the Ubi Tech Park joint venture project.

The luxury Balmoral Residences project has been completed but sales are weak in the present market.

Astra

The underlying economy in Indonesia remains surprisingly robust considering the political and economic turmoil taking place. The motor vehicle market grew by 21% to 119,636 units for the first five months of the year while the motorcycle market more than doubled to 656,834 units.

Astra's auto sales at 50,258 units were maintained at around the previous year's level despite a strike at a supplier which severely disrupted Kijang production. Full production has since resumed. Motorcycle sales grew by 106% to 328,150 units. Astra Honda Motors, the motorcycle joint venture, was able to partly reverse the market share gains made by cheap imports in the second half of 2000.

Productivity improvements continue to be made in Astra's palm oil activities but prices remain weak due to over-supply.

Due to the size and complexities of Astra, its results are reported later. As such Astra's results are only equity accounted for the six months from 1 December 2000 to 31 May 2001, but adjusted for significant transactions including exchange losses occurring in June 2001. The contribution from the Group's 31% shareholding in Astra was an operating profit of S$20.1 million for the six months.

The Indonesian currency was however, a major casualty of the political and economic turmoil and the Rupiah declined from a rate of Rp9,595 = US$1 at 31 December 2000 to Rp11,440 = US$1 at 30 June 2001, a 19% decline. This resulted in further significant exchange losses on Astra's uncovered US$ debt of which the Group's share was S$62.9 million, but only S$45.7 million was equity accounted by the Group as the carrying value of its investment in Astra has been reduced to a nominal value and equity accounting discontinued in line with the Group's accounting policy.

Astra fully prepaid its Series I debt obligations in March 2001 but the high level of foreign currency debt remains a problem in the weak currency environment.

Other Interests

Other interests showed an increased deficit due to the funding costs on the Astra investment.

PROSPECTS

The economic decline experienced in the region in the first half of the year is expected to continue and will have an impact on the Group's performance.

The Singapore passenger car market is expected to grow while the commercial vehicle market will decline sharply due to the COE quotas determined by the Singapore Land Transport Authority. Competition will remain tough and the Singapore motor operations will no longer have the benefit of the distribution margin on carried over stock. In Malaysia, the non-national car sector is not expected to strengthen and the Australian market is likely to be flat.

MCL Land launched Rio Vista in July 2001 and intends to launch its Robertson 100 and Choa Chu Kang projects in the second half of the year. Prices are expected to remain lacklustre and these projects are not expected to make any meaningful contribution until 2002 as their level of completion of construction by year end will be low.

Occupancies for the Group's investment properties should remain satisfactory with rentals levelling off.

The markets have reacted favourably to the recent smooth political change in Indonesia, but it remains to be seen whether this will be sustained. Astra's performance will be highly dependent on the outcome.

The directors expect that the trading performance for the second half of the year will be lower than for the first half, primarily due to the boost given to the first half by the carried over Mercedes-Benz stocks in Singapore. The value of the Rupiah will have a major impact on Astra and the Group's attributable profit.

Consolidated Profit and Loss Account

Six months ended 30 June

	Note	Unaudited 2001 S$m	2000 S$m	Change %
Turnover	3	**2,276.9**	2,060.2	11
Operating profit		**68.4**	99.4	- 31
Associates		**48.7**	39.6	23
Trading profit		**117.1**	139.0	- 16
Exceptional items	4	**(56.1)**	(90.8)	- 38
Profit before interest	6	**61.0**	48.2	27
Net interest		**(14.2)**	(6.3)	125
Profit before taxation	3	**46.8**	41.9	12
Taxation	5	**(16.3)**	(17.2)	- 5
Profit after taxation		**30.5**	24.7	23
Minority interests		**(4.9)**	(5.4)	- 9
Profit attributable to shareholders	6	**25.6**	19.3	33
Dividends		**–**	(8.7)	nm
Retained profit		**25.6**	10.6	142
		cts	cts	%
Earnings per share excluding exceptional items (basic and fully diluted)		**27.1**	35.5	- 23
Earnings per share (basic and fully diluted)		**10.9**	8.3	33
Gross dividends per share (gross)		**3.0**	5.0	- 40
Net asset value per share		**S$3.08**	S$2.71	14

nm - not meaningful

82-3163

Consolidated Balance Sheet

	Unaudited At 30.6.01 S$m	Audited At 31.12.00 S$m
Fixed assets	**133.8**	139.2
Investment properties	**580.5**	571.9
Development properties	**595.0**	568.2
Interests in associates	**309.4**	290.4
Other non-current assets	**32.9**	32.1
Current assets		
Stocks	**397.1**	392.5
Development property for sale	**141.1**	–
Debtors	**162.3**	195.7
Bank and other liquid funds	**115.2**	93.7
	815.7	681.9
Current liabilities		
Creditors	**347.7**	406.5
Borrowings due within one year	**173.1**	159.3
	520.8	565.8
Net current assets	**294.9**	116.1
Borrowings due after one year	**(802.3)**	(612.1)
Other non-current liabilities	**(11.0)**	(10.1)
	1,133.2	1,095.7
Capital employed		
Share capital	**234.0**	234.0
Reserves	**486.2**	451.6
Shareholders' funds	**720.2**	685.6
Minority interests	**413.0**	410.1
	1,133.2	1,095.7

Consolidated Statement of Cash Flows

Six months ended 30 June	Unaudited 2001 S$m
Operating profit	**68.4**
Adjustments for	
Depreciation and fixed assets written off	7.4
Foreign currency translation difference	(7.9)
	(0.5)
Changes in development properties	(162.7)
Changes in working capital	(40.3)
Cash flows from operating activities	(135.1)
Net interest paid	(16.6)
Income taxes paid	(29.3)
	(45.9)
Cash flows from investing activities	
Sale of fixed assets	1.3
Purchase of fixed assets and shares in associates	(14.0)
Disposal of a subsidiary, net of cash disposed	8.7
Dividends received from associates	4.5
	0.5
Cash flows from financing activities	
Loans to minority shareholders	(1.4)
Term loans	217.2
Dividends to minority shareholders	(3.4)
	212.4
Net change in cash and cash equivalents	31.9
Cash and cash equivalents at the beginning of the period	82.3
Effect of exchange rate changes	0.5
Cash and cash equivalents at the end of the period	114.7

Notes

1. Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2001 which have been prepared in accordance with the Statements of Accounting Standard. The accounting policies used in the presentation of the interim report are consistent with those used in the 2000 audited accounts, except for the adoption of nine new/revised Statements of Accounting Standard. There are no changes in accounting policies that materially affect profit or shareholders' funds resulting from the adoption of the new standards.

2. Company profit and loss account

Six months ended 30 June	Note	Company		
		2001	2000	Change
		S$m	S$m	%
Turnover	3	**49.3**	113.0	- 56
Profit before exceptional item		**46.3**	114.6	- 60
Exceptional item	4	**(17.1)**	–	100
Profit before taxation	3	**29.2**	114.6	- 75
Taxation	5	**(12.0)**	(28.9)	- 58
Profit after taxation		**17.2**	85.7	- 80
Dividends		**–**	(8.7)	- 100
Retained profits		**17.2**	77.0	- 78

3. Turnover and profit

Six months ended 30 June	Group			Company		
	2001	2000	Change	**2001**	2000	Change
	S$m	S$m	%	**S$m**	S$m	%
Turnover includes:						
Investment income	**–**	–	–	**48.6**	112.2	- 57
Profit before taxation is determined after including:						
Exceptional items	**(56.1)**	(90.8)	- 38	**(17.1)**	–	100
Depreciation	**(7.4)**	(7.3)	1	**(0.1)**	(0.1)	–
Interest on borrowings	**(15.9)**	(10.7)	49	**(9.8)**	(4.2)	133
Interest income	**1.7**	4.4	- 61	**9.6**	6.1	57
Net exchange gain/(loss)	**(0.4)**	1.5	nm	**–**	1.3	- 100

4. Exceptional items

Six months ended 30 June

	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
The exceptional items included in the profit before taxation are as follows:				
Provision written back by a subsidiary for foreseeable losses on certain development properties	**3.3**	1.6	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(17.1)**	–
Share of exchange losses on an associate's foreign currency debt	**(65.3)**	(92.4)	**–**	–
Profit on sale of shares in a subsidiary	**5.9**	–	**–**	–
	(56.1)	(90.8)	**(17.1)**	–
The exceptional items included in the profit attributable to shareholders are as follows:				
Provision written back by a subsidiary for foreseeable losses on certain development properties	**1.9**	1.0	**–**	–
Provision for amount owing by a subsidiary	**–**	–	**(17.1)**	–
Share of exchange losses on an associate's foreign currency debt	**(45.7)**	(64.7)	**–**	–
Profit on sale of shares in a subsidiary	**5.9**	–	**–**	–
	(37.9)	(63.7)	**(17.1)**	–

5. Taxation

	Group 2001 S$m	Group 2000 S$m	Company 2001 S$m	Company 2000 S$m
Current year	**17.0**	27.0	**11.9**	28.8
Deferred taxation	**1.2**	0.8	**0.1**	0.1
Adjustment in respect of prior years	**0.4**	–	**–**	–
Group taxation	**18.6**	27.8	**12.0**	28.9
Share of associates' taxation	**(2.3)**	(10.6)	**–**	–
	16.3	17.2	**12.0**	28.9

The Group's effective taxation rate is higher than the standard rate due to certain costs not being deductible for income tax purposes and higher tax rates in certain foreign subsidiaries. The share of associates' tax credits is due mainly to the recognition of the Group's share of Astra's deferred income tax benefits on timing differences and tax losses.

6. Segment information

Six months ended 30 June

	Turnover		Profit before interest		Profit attributable to shareholders	
	2001	2000	**2001**	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity:						
Motor	**1,449.1**	1,574.5	**73.1**	97.0	**48.4**	64.9
Property	**74.6**	110.3	**12.1**	17.2	**5.0**	8.9
Astra	**716.8**	310.0	**32.5**	23.6	**20.1**	11.1
Other interests	**36.4**	65.4	**(0.6)**	1.2	**(10.0)**	(1.9)
	2,276.9	2,060.2	**117.1**	139.0	**63.5**	83.0
Exceptional items	**–**	–	**(56.1)**	(90.8)	**(37.9)**	(63.7)
	2,276.9	2,060.2	**61.0**	48.2	**25.6**	19.3
Analysis by geographical location:						
Singapore	**994.6**	1,044.3	**60.8**	86.6	**32.3**	54.6
Malaysia	**122.8**	160.7	**16.0**	15.5	**9.5**	9.9
Indonesia	**716.8**	310.0	**32.5**	23.6	**20.1**	11.1
Australasia	**428.0**	523.9	**7.8**	11.2	**1.6**	5.3
Other	**14.7**	21.3	**–**	2.1	**–**	2.1
	2,276.9	2,060.2	**117.1**	139.0	**63.5**	83.0
Exceptional items	**–**	–	**(56.1)**	(90.8)	**(37.9)**	(63.7)
	2,276.9	2,060.2	**61.0**	48.2	**25.6**	19.3

7. Group borrowings

	At 30.6.01	At 31.12.00
	S$m	S$m
Repayable within one year		
- secured	**123.9**	126.9
- unsecured	**49.2**	32.4
Repayable after one year		
- secured	**282.3**	212.1
- unsecured	**520.0**	400.0
	975.4	771.4

8. Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Senior Executives' Share Option Scheme and the CCL Executives' Share Option Scheme 2000 amounted to 3,003,500 (31.12.00: 1,936,000). No options were exercised during the period under review.

Between 31 December 2000 and 30 June 2001, there were no rights, bonus or equity issues .

On 9 July 2001, 3,584,657 new ordinary shares of S$1.00 each were issued at an issue price of S$3.29 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2000.

9. Other

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report. No other significant transaction or event has occurred between 30 June 2001 and the date of this report.

10. Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 17 August 2001 to 20 August 2001 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 16 August 2001 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 2 October 2001. The interim dividend will be paid on or about 2 October 2001.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 31 July 2001







Designed by Enterprise IG




CYCLE & CARRIAGE

Cycle & Carriage Limited
Interim Report 2000



RESULTS

The Board of Directors announced today a trading profit of S$139.0 million, 74% up on the previous year due to the excellent performance of the Singapore motor operations, supported by improved performances in the other motor activities and the inclusion of PT Astra International Tbk's ("Astra") results, partly offset by reduced earnings from properties due to a lower number of development projects and the completion in 1999 of the MeraWoods project.

The weakness of the Rupiah has however, resulted in major foreign exchange losses in Astra on its uncovered US$ debt of which Cycle & Carriage's share at the half year was S$92.4 million before taxation which is shown as an exceptional item together with the writeback in MCL Land's provision for foreseeable losses for development properties of S$1.6 million. As a consequence, the profit attributable to shareholders was S$19.3 million, 66% below the previous year.

Earnings per share excluding exceptional and extraordinary items at 35.5 cts were 58% above the previous year and 8.3 cts including exceptional and extraordinary items, 66% below the previous year.

The Group's net asset value per share declined by 48% to S$2.71 during the first half, due primarily to the write-off of goodwill of S$580.8 million against reserves arising from the acquisition of Astra, in accordance with the Group's policy.

DIVIDEND

An interim dividend of 5 cts or 5% (1999: 5 cts or 5% per share and a special dividend of 10 cts or 10% per share), less income tax at 25.5% (1999: 26%) has been declared for the six months to 30 June 2000. The dividend will be payable in cash on Friday, 1 September 2000 to shareholders whose registrable transfers are received by the share registrar, Barbinder & Co Pte Ltd, 8 Cross Street, #11-00 PWC Building, Singapore 048424 by 5.00 p.m. on Monday, 21 August 2000.

CORPORATE EVENTS

January

Cycle & Carriage Kia was appointed the sole distributor of Kia passenger and commercial vehicles in Singapore by Kia Motors Corporation of Korea.

February

Cycle & Carriage (Australia) Pte Ltd (previously Astre Investments Pte Ltd) entered into a joint venture to subscribe for a 10% stake in Autobytel Australia for A$1.4 million. Autobytel Australia will allow Australian car buyers to buy, lease, finance and insure new and used vehicles over the internet.

March

Cycle & Carriage acquired an initial 24.9% stake in Astra for US$309.4 million (S$531.7 million) through a successful tender as part of a consortium which acquired a 41.1% interest in the company offered for sale by the Indonesian Bank Restructuring Agency. A further 6.4% was later acquired for US$70.9 million (S$123.1 million). The Group's interest was diluted to 31.1% due to the exercise of rights. Astra will enable Cycle & Carriage to focus on its core competency in the automotive sector and also diversify its earning base through Astra's non-automotive businesses.

Cycle & Carriage acquired a 100% interest in Truck Investments of New Zealand for NZ$39.1 million. Truck Investments distributes a variety of trucks which include Hino, Renault, ERF, Mack, Western Star and MAN and operates a chain of truck service facilities throughout New Zealand.

April

To spearhead its expansion in Malaysia, MCL Land has entered into an agreement with PGK Sdn Bhd, a member of Landmarks Berhad Group. The joint venture company has acquired 2 plots of land with a total area of 11 acres for residential cum commercial development at Wangsa Maju, Kuala Lumpur.

MCL Land has also entered into a joint venture agreement with pFission Investments Pte Ltd, a subsidiary of Pidemco Land Limited, City Developments Limited, CB Richard Ellis (Pte) Ltd and Jones Lang LaSalle Property Consultants Pte Ltd to take up a 16.7% interest in a property portal, PropBuzz.com. PropBuzz.com will offer a comprehensive range of information and services to consumers and property agents.

July

MCL Land took a 10% stake in a joint venture company known as eNabled Homes Pte Ltd. The other partners in the second portal are pFission Investments Pte Ltd (45%), eNable Technology Pte Ltd (25%), CB Richard Ellis (Pte) Ltd (10%) and Premas International Limited (10%). eNabled Homes aims to provide a suite of tailored content and secured on-line services to create an e-lifestyle within private residential developments.

OPERATIONAL REVIEW

The continued improvement in the economies in which Cycle & Carriage operates gave rise to strong growth in the trading performance in the various motor operations. This good performance was, however, largely offset by foreign exchange losses in Astra on its US$ debt.

Motor

Earnings from the motor vehicle operations were S$64.9 million, 164% higher than for the first half of 1999, with improved performances in all major markets.

The Singapore passenger car market grew by 56% to 26,187 units in the first half, due to the increased number of Certificates of Entitlement ("COE") that were made available, relative to the first half of 1999. The increased number of COEs released resulted in volatility in COE prices, but with an overall decline in prices. Due to continuing competition, Cycle & Carriage saw its market share reduced to 19% for the marques that it represents. Sales from the newly acquired Kia franchise are still at an embryonic stage.

Earnings for the Singapore motor operations at S$48.5 million were significantly ahead due to a favourable Euro exchange rate, lower COE prices and strong demand.

Mercedes-Benz market share was maintained at 7% with sales of 1,901 units due to continued strong demand for the new S-class. Mitsubishi and Proton grew at a slower rate than the overall market, with sales increasing to 2,189 and 600 units respectively. Mercedes-Benz commercial vehicles grew by 83% to 555 units, due to the continuing success of the Vito van. Mitsubishi commercial vehicle sales increased to 437 units.

The Malaysian car market continued its recovery with the non-national car sector growing by 30%. Earnings from Cycle & Carriage Bintang Berhad (CCB) grew to RM40.5 million. Excluding its interest in associates, CCL Group Properties (40%) and Cycle & Carriage (Malaysia) (30%), CCB made a profit of RM35.3 million.

The continued recovery in Malaysia resulted in an overall increase in sales by CCB and improved margins. The improved demand for commercial vehicles helped to reduce the excess commercial vehicle stocks. Cycle & Carriage (Malaysia) also benefited from the improved demand. Together, the Group's Malaysian motor interests contributed S$8.9 million to the Group's earnings.

As anticipated, the Australian passenger car market declined by 14% to 239,454 units, ahead of the introduction of a General Sales Tax ("GST") on 1 July 2000. The Australian motor activity, which has been renamed Cycle & Carriage (Australia) achieved sales of 24,748 units Hyundai and 1,568 units Audi, giving it an 11% market share. Profit contribution from Australia was increased to S$4.5 million. The Group's New Zealand operations made a positive contribution of S$0.8 million due to inclusion of Truck Investments with effect from 1 April 2000.

Property

Property earnings for the first six months were S$8.9 million, a significant decrease on the prior year which included the profitable MeraWoods project.

The office and industrial markets performed marginally better due to improved economic conditions. However, the residential market slowed down in the first half of this year.

The Group's investment properties continued to experience healthy occupancy and stable rental rates during the first half of 2000. The Directors have reviewed the values of the Group's investment properties as at 30 June 2000 and have noted no significant changes in the values of the Group's investment properties.

The Group's development properties performed modestly. Net profits from development properties declined for the six months ended 30 June 2000 due to fewer projects under construction.

Sims Residences was relaunched in June 2000 with improved layout and better finishes. To-date, 46% of the 112 apartments have been sold. Together with Pidemco Land Limited, our joint venture partner, we continue to make progress in the sales of Ubi Tech Park. To-date, a total of 156 units were sold out of a total of 323 units launched.

Depending on market conditions, the 65-unit condominium development at Balmoral Crescent is likely to be launched in the later part of 2000. The condominium development at Grange Garden is currently being redesigned for joint development with the adjacent site owned by Wing Tai Holdings Limited. Planning and design works on the development of the Group's other development properties at Robertson Quay, Devonshire Road and Transit Road are in progress.

MCL Land entered into a joint venture agreement with PGK Sdn Bhd, a member of the Malaysian Landmarks Berhad Group to acquire a 50% interest in two proposed residential cum industrial developments in the township of Wangsa Maju in Kuala Lumpur.

Astra

Cycle & Carriage owns a 31.1% interest in Astra in Indonesia, as part of a consortium which acquired a 41.1% interest. Due to the size and complexities of Astra, its results are reported later, as such, Astra's trading results are only equity accounted for the two months since acquisition until end May.

During the first five months of 2000, the Indonesian automotive market reflected strong growth from the weak sales caused by political uncertainty in the previous year. Vehicle sales grew by five times to nearly 50,000 units, giving a 50% market share. Motorcycle sales grew to a level of 159,000 units. The non-automotive activities also benefited from the improvement in the overall economic and political environment. These factors resulted in a strong improvement in trading profit.

Astra has a significant level of unhedged US$ debt. The recent declines in the Rupiah against the US$ has resulted in large foreign exchange losses in Astra. Cycle & Carriage has reflected its share of the foreign exchange losses as an exceptional item.

Other Interests

Other interests showed a decline due to the interest charge on the funds borrowed for the Astra acquisition, partly offset by improved earnings from the Group's other associated companies.

PROSPECTS

The good trading performance of the Group is expected to be sustained in the second half, albeit at a slower rate for certain of the activities.

In Singapore, the passenger car market is expected to grow due to the increased number of COEs released but competition is expected to remain tough. The improvement in the Malaysian market is expected to be sustained while Australia should show an increase due to satisfying the demand pent-up ahead of the GST introduction.

The Singapore residential property sector is expected to benefit from the improved economy. However, the combined effects of the current oversupply of existing unsold units and future supply from private and government land sales are expected to dampen any substantial gains in selling prices in the coming months.

The Group is experiencing improved occupancy rates in its investment properties in Singapore and Kuala Lumpur and renewal rates continue to remain stable. A firm recovery is only expected in Singapore after the present supply has been absorbed by the increased demand resulting from the better economic situation.

MCL Land is constantly reviewing its activities to find better and more efficient ways to generate more value to shareholders. In line with this strategy, MCL Land is considering disposing its low yielding investment assets to reallocate its resources to higher yielding development properties in Singapore and the region.

Astra should continue to perform satisfactorily at the trading level. It is hoped that political stability will restrict any further decline in the Rupiah and limit the consequent foreign exchange losses.

Overall, the directors are confident that the Group will show an improved trading performance for the full year, but the overall results will depend on the Rupiah exchange rate.

Consolidated Profit and Loss Account

Six months ended 30 June	Note	Unaudited 2000	1999	Change
		S$m	S$m	%
Turnover	3	**2,060.2**	1,474.0	40
Operating profit		**99.4**	73.7	35
Associates		**39.6**	6.2	539
Trading profit		**139.0**	79.9	74
Exceptional items	4	**(90.8)**	5.5	n/m
Profit before interest		**48.2**	85.4	– 44
Net interest		**(6.3)**	(2.3)	174
Profit before taxation	3	**41.9**	83.1	– 50
Taxation	5	**(17.2)**	(15.7)	10
Profit after taxation		**24.7**	67.4	– 63
Minority interests		**(5.4)**	(11.4)	– 53
Profit after taxation and minority interests	6	**19.3**	56.0	– 66
Extraordinary item	7	**–**	1.6	– 100
Profit attributable to shareholders		**19.3**	57.6	– 66
Dividends		**(8.7)**	(26.0)	– 67
Retained profits		**10.6**	31.6	– 66
		cts	cts	%
Earnings per share excluding exceptional and extraordinary items (basic and fully diluted)		**35.5**	22.5	58
Earnings per share excluding extraordinary item (basic and fully diluted)		**8.3**	23.9	– 65
Earnings per share (basic and fully diluted)		**8.3**	24.6	– 66
Gross dividends per share - interim		**5.0**	5.0	–
- special		**–**	10.0	n/m
Net asset value per share		**S$2.71**	S$5.12	– 47

n/m - not meaningful

82-3163

Consolidated Balance Sheet

	Unaudited At 30.6.00 S$m	Audited At 31.12.99 S$m
Fixed assets	**146.8**	148.4
Investment properties	**560.0**	553.7
Development properties	**608.8**	534.1
Interests in associates	**279.5**	256.7
Other non-current assets	**20.1**	17.9
Current assets		
Stocks	**329.8**	396.3
Debtors	**152.3**	218.0
Short term investments	**–**	23.5
Bank and other liquid funds	**75.2**	251.0
	557.3	888.8
Current liabilities		
Creditors	**387.2**	394.5
Borrowings due within one year	**165.2**	190.1
	552.4	584.6
Net current assets	**4.9**	304.2
Borrowings due after one year	**(572.0)**	(175.7)
Other non-current liabilities	**(9.6)**	(7.9)
	1,038.5	1,631.4
Capital employed		
Share capital	**234.0**	234.0
Reserves	**401.0**	994.8
Shareholders' funds	**635.0**	1,228.8
Minority interests	**403.5**	402.6
	1,038.5	1,631.4

Consolidated Statement of Cash Flows

Six months ended 30 June	Unaudited 2000 S$m
Operating profit	**99.4**
Adjustments for	
Depreciation and fixed assets written off	7.4
Foreign currency translation difference	(4.0)
Realisation of revaluation surplus on sale of a development property	(0.6)
Profit on sale of fixed assets	(0.3)
	2.5
Changes in development properties	(68.9)
Changes in working capital	181.2
Cash flows from operating activities	214.2
Net interest paid	(6.6)
Income taxes paid	(37.6)
	(44.2)
Cash flows from investing activities	
Sale of fixed assets	1.2
Purchase of fixed assets and shares in a subsidiary and associates	(714.4)
Dividends received from associates	3.6
	(709.6)
Cash flows from financing activities	
Loans to minority shareholders	(1.3)
Term loans	365.9
Dividends to minority shareholders	(3.6)
Dividends paid	(26.1)
	334.9
Net change in cash and cash equivalents	(204.7)
Cash and cash equivalents at the beginning of the period	270.0
Effect of exchange rate changes	0.1
Cash and cash equivalents at the end of the period	65.4

Notes

1. Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2000 which have been prepared in accordance with the Statements of Accounting Standard on the basis of the accounting policies set out in the financial statements. There have been no changes to the accounting policies as described in the 1999 audited accounts.

2. Company profit and loss account

Six months ended 30 June	Note	Company		
		2000	1999	Change
		S$m	S$m	%
Turnover	3	**113.0**	35.8	216
Profit before taxation	3	**114.6**	44.1	160
Taxation	5	**(28.9)**	(9.4)	207
Profit after taxation		**85.7**	34.7	147
Extraordinary item	7	**–**	1.6	– 100
Profit attributable to shareholders		**85.7**	36.3	136
Dividends		**(8.7)**	(26.0)	– 67
Retained profits		**77.0**	10.3	648

3. Turnover and profit

Six months ended 30 June	Group			Company		
	2000	1999	Change	**2000**	1999	Change
	S$m	S$m	%	**S$m**	S$m	%
Turnover includes:						
Investment income	**–**	–	–	**112.2**	34.9	221
Profit before taxation is determined after including:						
Exceptional items	**(90.8)**	5.5	n/m	**–**	–	–
Depreciation	**(7.3)**	(7.7)	– 5	**(0.1)**	(0.1)	–
Interest on borrowings	**(10.7)**	(7.9)	35	**(4.2)**	–	100
Interest income	**4.4**	5.6	– 21	**6.1**	2.2	177
Net exchange gain	**1.5**	1.3	15	**1.3**	0.9	44
Profit on sale of a property	**–**	1.3	– 100	**–**	–	–
Loss on sale of shares in an associate	**–**	(0.1)	– 100	**–**	(0.1)	– 100

4. Exceptional items

The exceptional items consist of the Group's share of exchange losses on Astra's uncovered US$ debt of S$92.4 million and the writeback of S$1.6 million in the provision made by MCL Land for foreseeable losses on certain development properties in Singapore. The exceptional items included in the profit of the Group, after taxation and minority interests, amounted to a net loss of S$63.7 million (1999: writeback of S$3.3 million).

5. Taxation

Six months ended 30 June	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Current year	**27.0**	14.6	**28.8**	9.2
Deferred taxation	**0.8**	0.1	**0.1**	0.2
Group taxation	**27.8**	14.7	**28.9**	9.4
Share of associates' taxation	**(10.6)**	1.0	–	–
	17.2	15.7	**28.9**	9.4

The Group's effective taxation rate is higher than the standard rate as certain costs are non-deductible for income tax purposes. The share of associates' tax assets is due mainly to the recognition of the Group's share of Astra's deferred income tax benefits on timing differences and tax losses.

6. Segment information

Six months ended 30 June

	Turnover		Profit/(loss) before interest		Profit/(loss) after taxation and minority interests	
	2000	1999	**2000**	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity:						
Motor	**1,574.5**	1,230.4	**97.0**	36.2	**64.9**	24.6
Property	**110.3**	186.5	**17.2**	43.7	**8.9**	26.6
Astra	**310.0**	–	**23.6**	–	**11.1**	–
Other interests	**65.4**	57.1	**1.2**	–	**(1.9)**	1.5
	2,060.2	1,474.0	**139.0**	79.9	**83.0**	52.7
Exceptional items	**–**	–	**(90.8)**	5.5	**(63.7)**	3.3
	2,060.2	1,474.0	**48.2**	85.4	**19.3**	56.0
Analysis by geographical location:						
Singapore	**1,044.3**	776.5	**86.6**	62.5	**54.6**	43.5
Malaysia	**160.7**	122.5	**15.5**	8.0	**9.9**	6.2
Indonesia	**310.0**	–	**23.6**	–	**11.1**	–
Australasia	**523.9**	568.0	**11.2**	10.0	**5.3**	3.4
Other	**21.3**	7.0	**2.1**	(0.6)	**2.1**	(0.4)
	2,060.2	1,474.0	**139.0**	79.9	**83.0**	52.7
Exceptional items	**–**	–	**(90.8)**	5.5	**(63.7)**	3.3
	2,060.2	1,474.0	**48.2**	85.4	**19.3**	56.0

7. Extraordinary item

Six months ended 30 June

	Group		Company	
	2000	1999	**2000**	1999
	S$m	S$m	**S$m**	S$m
Profit on sale of shares in a subsidiary	**–**	1.6	**–**	1.6

8. Group borrowings

	At 30.6.00 S$m	At 31.12.99 S$m
Repayable within one year		
- secured	**66.6**	92.6
- unsecured	**98.6**	97.5
Repayable after one year		
- secured	**172.0**	175.7
- unsecured	**400.0**	–
	737.2	365.8

9. Issue of shares

The number of shares that may be issued on conversion of all outstanding options amounted to 2,385,000 (31.12.99: 1,696,000).

Between 31 December 1999 and 30 June 2000, there have been no rights, bonus or equity issues.

10. Other

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report. No other significant transaction or event has occurred between 30 June 2000 and the date of the report.

11. Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from Tuesday, 22 August 2000 to Wednesday, 23 August 2000 for the preparation of dividend warrants.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore
1 August 2000


82-3163




CYCLE & CARRIAGE

Cycle & Carriage Limited
Interim Report







RESULTS

In the first half of 2002 most of the major markets in which the Group operated benefited from steady or improving economies. This was particularly true of Indonesia, where increased consumer confidence and a strengthening currency created buoyant trading conditions and provided Astra with good demand for both motor vehicles and motorcycles.

In Singapore, however, the Group's performance was impacted by rising unemployment and uneven consumer demand. In the motor sector, the position was aggravated by intense competition amongst dealers to reduce stock levels. The results from the Group's Singapore motor operations also suffered as, unlike the previous year, they did not benefit from distributor margins earned from Mercedes-Benz stocks carried over.

For the six months to 30 June 2002, profit attributable to shareholders excluding exceptional items was S$124.4 million, 96% above the previous year. Earnings from the motor vehicle operations at S$25.8 million were down 47%, while the contribution from property for the first six months increased to S$9.6 million. The share of results from Astra, accounted for one month in arrears, increased 388% to S$98.0 million. Earnings per share, excluding exceptional items, were 52.2 cents, compared to 27.1 cents in the previous year.

The appreciation of the Indonesian Rupiah produced a foreign exchange gain in Astra on its uncovered US Dollar debt, the Group's share of which was S$44.3 million. Foreign exchange losses of S$12.4 million on quasi equity loans were expensed during the period in anticipation of the repayment of these loans. The exchange losses had previously been capitalised in CCL Group Properties and Cycle & Carriage Limited. Other exceptional items included a provision of S$35.0 million for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The profit attributable to shareholders for the period increased by 376% to S$121.8 million, with the strong trading profits in Astra and the turnaround in its foreign exchange position more than offsetting the decline in earnings from the motor operations. Earnings per share were 51.1 cents, compared with 10.9 cents the previous year.

Debt reduction has been an area of focus, and consolidated net debt has been reduced by S$119.3 million in the six months from the position of S$869.1 million at the 2001 year end.

INTERIM DIVIDEND

An interim dividend of 3 cents or 3% (2001: 3 cents or 3%) less income tax at 22.0% (2001: 24.5%) has been declared for the six months to 30 June 2002. The dividend has been

maintained at the previous year's level as the profits from Astra are not backed by dividend payments for the time being. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the interim dividend. The Books Closure Date and payment date of this interim dividend are set out in note 10 below, and further details for participation in the Scheme will be announced separately.

CORPORATE EVENTS

February

Cycle & Carriage increased its interest in PT Astra International Tbk to 31.96% with the acquisition of another 33.5 million shares for US$8.0 million in January and February.

April

MCL Land purchased a 26,000 sq ft freehold site at Upper Serangoon Road for S$18.2 million on which a 12-storey apartment is to be developed.

May

MCL Land launched its freehold condominium project, Robertson 100, consisting of 186 units at Robertson Quay.

June

Cycle & Carriage's wholly owned subsidiary in New Zealand, C&C (North Shore) purchased a dual franchise dealership to sell Nissan and Suzuki vehicles for NZ$1.1 million.

July

Jardine Strategic Holdings which has a 29.13% interest in the Company announced a pre-conditional voluntary cash partial offer for a further 21.13% at a price of S$4.76 per share and a voluntary unconditional cash offer to acquire 40.29% of MCL Land at a price of S$1.09 per share which represents a 51% discount to the net asset value per share as at 31 December 2001. The details of these offers are given in note 9 below.

OPERATIONAL REVIEW

Motor

Earnings from the motor vehicle operations at S$25.8 million were 47% below the previous year. There was a weak performance from the Singapore operations, while the operations in all other countries reflected growth.

The 10% decline recorded in the Singapore passenger car market does not reflect the true state of the market, which was supported by significant discounting and promotions. Cycle & Carriage experienced a further reduction in its market share to 14%. The commercial vehicle market declined by 54%, primarily due to a reduction in the number of Certificates of Entitlement.

Earnings for the Singapore motor operations at S$8.8 million were significantly below the previous year. Mercedes-Benz passenger car sales declined to 1,156 units. In addition to the intense market competition, margins were also impacted by the need to discount the E-Class ahead of the introduction of the new model due in August and the loss of distributor margins earned in the previous year on Mercedes-Benz stocks carried over. Sales of Mitsubishi, Kia and Proton declined to 3,239 units, while commercial vehicle sales declined to 641 units.

The non-national car sector in Malaysia increased by 35%. Sales for Cycle & Carriage Bintang Berhad ("CCB") grew by 35% to 2,418 units due to strong demand for the Mercedes-Benz C-Class, partly offset by declining demand for the run-out E-Class. Together with Cycle & Carriage (Malaysia), the Group's Malaysian motor interests contributed S$9.8 million.

As reported previously, DaimlerChrysler AG and CCB have commenced negotiations on DaimlerChrysler AG's interest in pursuing an active participation in the wholesale business in Malaysia. The negotiations are progressing and an in-principle agreement should be reached before the end of the year. When concluded, this is expected to have a negative impact in later years.

The Australian passenger car market grew by 3%, and Cycle & Carriage (Australia) achieved sales of 20,587 units of Hyundai and 1,945 units of Audi, increasing its market share to 9%. Hyundai sales grew by 9% due to the strong Accent sales while the 48% increase in Audi sales was to a large extent, the result of the continued good sales performance of the A4 range, first introduced in 2001. Improved margins and cost control increased its profit contribution to the Group to S$4.3 million. The contribution from New Zealand more than doubled to S$3.0 million due to improved commercial vehicle sales by Truck Investments and continued growth in the aftersales activities.

Property

The contribution from property for the first six months increased to S$9.6 million.

The commercial and industrial property markets in Singapore declined in line with the overall economy, but residential buyers responded to keenly priced projects and the introduction of deferred payment schemes. The market was, however, unsettled by proposed changes to the use of the Central Provident Fund for the purchase of property.

The Group's investment properties enjoyed healthy occupancy rates and stable rentals during the period under review.

The contribution from development properties was mainly from Sims Residences, Forest Hills and Rio Vista projects. Sales of new MCL Land leasehold projects have been excellent with the 699-unit Warren fully sold and the 716-unit Rio Vista joint venture project 91% sold. 35 units of the luxury 65-unit Balmoral Residences project have been sold, while the recently launched 186-unit Robertson 100 project has been 48% sold. Sales in the Ubi Tech Park joint-venture, however, have been weak.

As at 30 June 2002, the Directors reviewed the carrying values of the Group's investment properties and a deficit of S$13.1 million (net of minority interests) was taken directly to capital reserves.

Astra

The relative political stability in Indonesia and success by the Indonesian Bank Restructuring Agency in selling off assets has had a significant impact on the currency which has strengthened against the US Dollar from a rate of Rp10,400 at 31 December 2001 to Rp8,730 at 30 June 2002. This has been accompanied by strong consumer demand. The motor vehicle market grew by 10% to 131,941 units for the first five months of the year, while the motorcycle market grew by 48% to 975,710 units in the same period.

Astra's motor vehicle sales for the first five months at 59,704 units were 19% up on the previous year, which had been impacted by a strike at a supplier that severely disrupted the Kijang production. Toyota products, at 37,319 units, comprised 63% of Astra's motor vehicle unit sales, followed by Isuzu at 20% and Daihatsu at 14%. Astra's share of the motor vehicle market for the period was some 45%. Sales of motorcycles by Astra Honda Motors grew by 72% to 563,522 units, which increased Astra's share of the market, including imports, to 58%.

Crude palm oil production increased by 18% to 175,749 metric tonnes, while the average price for the five months increased by 53% due to the worldwide impact of El Nino on vegetable oil production.

Results for Astra are accounted for a month in arrears due to logistical problems caused by Astra's size. Astra's contribution is thus for the six-month period from 1 December 2001 to 31 May 2002. Due to the favourable conditions, the operating contribution from the Group's 32% shareholding in Astra quadrupled to S$98.0 million. In addition, the Group's share of the gain arising from the strengthening of the Rupiah was S$44.3 million, compared to a significant loss

in the previous year. This was, however, partly offset by a provision of S$35.0 million for tax due mainly to the expected expiry of tax losses prior to their utilisation.

Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all of its capital repayments as they fall due. Rothschilds has been appointed as financial adviser by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Other Interests

Other interests comprise primarily the holding company costs and the funding costs on the debt arising from the Astra acquisition.

PROSPECTS

No significant economic change is expected in the various markets in which the Group operates in the remainder of the year and the trading performance for the second half of the year is expected to be satisfactory. However, the value of the Rupiah will continue to have a major influence on Astra and the Group's attributable profit.

consolidated profit and loss account

Six months ended 30 June

	Note	Unaudited 2002 S$m	2001 S$m	Change %
Turnover	3	**2,378.7**	2,276.6	4
Less: Share of associates'and joint ventures' turnover		**(1,170.2)**	(923.0)	27
Group turnover		**1,208.5**	1,353.6	– 11
Cost of sales		**(1,088.3)**	(1,179.1)	– 8
Gross profit		**120.2**	174.5	– 31
Other operating income		**8.7**	4.1	112
Selling and distribution expenses		**(51.3)**	(67.5)	– 24
Administrative expenses		**(41.6)**	(41.2)	–
Other operating expenses		**(0.1)**	(1.5)	– 93
Operating profit		**35.9**	68.4	– 48
Share of associates' and joint ventures' results		**172.8**	48.7	255
Trading profit		**208.7**	117.1	78
Exceptional items	4	**51.4**	(56.1)	nm
Profit before interest	6	**260.1**	61.0	326
Net interest		**(11.7)**	(14.2)	– 18
Profit before taxation	3	**248.4**	46.8	431
Taxation	5	**(119.6)**	(16.3)	634
Profit after taxation		**128.8**	30.5	322
Minority interests		**(7.0)**	(4.9)	43
Profit attributable to shareholders	6	**121.8**	25.6	376
		cts	cts	%
Earnings per share				
– basic	1	**51.1**	10.9	369
– fully diluted	1	**51.0**	10.9	368
Earnings per share excluding exceptional items				
– basic	1	**52.2**	27.1	93
– fully diluted	1	**52.1**	27.1	92
Dividends per share (gross)		**3.0**	3.0	–
Net asset value per share		**S$4.01**	S$3.19	26
Profit after taxation as % of Group turnover		**10.7%**	2.3%	
Profit after taxation and minority interests as % of shareholders' funds		**12.7%**	3.4%	

Note: Certain comparatives have been restated to conform with this financial year's presentation.

nm - not meaningful

82-3163

consolidated balance sheet

	Unaudited At 30.6.02 S$m	Audited At 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**125.2**	127.1
Investment properties	**502.1**	532.3
Development properties	**465.1**	578.0
Interests in associates	**624.0**	408.8
Deferred tax assets	**17.3**	17.5
Goodwill	**9.3**	–
Other non-current assets	**20.9**	19.2
	1,763.9	1,682.9
Current assets		
Properties for sale	**69.2**	121.7
Stocks	**302.0**	374.7
Debtors	**190.4**	163.9
Tax recoverable	**0.9**	0.8
Bank and other liquid funds	**87.7**	97.1
	650.2	758.2
Total assets	**2,414.1**	2,441.1
Non-current liabilities		
Borrowings due after one year	**668.5**	713.5
Deferred tax liabilities	**5.7**	6.8
Non-current provisions	**17.7**	13.9
Other non-current liabilities	**3.7**	3.3
	695.6	737.5
Current liabilities		
Creditors	**158.1**	183.2
Provisions	**25.7**	32.1
Tax payable	**34.4**	46.2
Borrowings due within one year	**169.0**	252.7
	387.2	514.2
Total liabilities	**1,082.8**	1,251.7
Net assets	**1,331.3**	1,189.4
Financed by:		
Share capital	**238.6**	238.5
Reserves	**717.0**	567.4
Shareholders' funds	**955.6**	805.9
Minority interests	**375.7**	383.5
	1,331.3	1,189.4

Note: Certain comparatives have been restated to conform with this financial year's presentation.

consolidated statement of changes in equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002						
Balance at 1 January						
– as previously reported		238.5	251.2	39.9	271.0	800.6
– effect of adopting SAS 12 (revised)	2	–	–	(0.3)	5.6	5.3
– as restated		238.5	251.2	39.6	276.6	805.9
Revaluation deficit on investment properties		–	–	–	(13.1)	(13.1)
Gain on dilution of interest in an associate		–	–	–	2.3	2.3
Share of an associate's revaluation surplus		–	–	7.1	–	7.1
Share of an associate's share premium		–	–	0.2	–	0.2
Translation difference		–	–	–	31.0	31.0
Net gains not recognised in profit and loss account		–	–	7.3	20.2	27.5
Profit attributable to shareholders		–	–	–	121.8	121.8
Total recognised gains for the financial period		–	–	7.3	142.0	149.3
Issue of shares		0.1	0.3	–	–	0.4
Balance at 30 June		238.6	251.5	46.9	418.6	955.6

82-3163

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001						
Balance at 1 January						
– as previously reported		234.0	240.9	77.1	156.7	708.7
– effect of adopting SAS 12 (revised)	2	–	–	(0.3)	5.1	4.8
– as restated		234.0	240.9	76.8	161.8	713.5
Revaluation deficit on investment properties		–	–	(29.0)	–	(29.0)
Reserves realised on sale of an investment property		–	–	(8.2)	3.7	(4.5)
Reserves realised on sale of a subsidiary		–	–	–	0.4	0.4
Gain on dilution of interest in an associate		–	–	–	0.9	0.9
Share of an associate's gain on dilution		–	–	–	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000		–	–	–	(5.8)	(5.8)
Translation difference		–	–	–	15.4	15.4
Net gains/(losses) not recognised in profit and loss account		–	–	(37.2)	20.4	(16.8)
Profit attributable to shareholders		–	–	–	121.0	121.0
Total recognised gains/(losses) for the financial year		–	–	(37.2)	141.4	104.2
Dividends (net)		–	–	–	(26.6)	(26.6)
Issue of shares		4.5	10.3	–	–	14.8
Balance at 31 December		238.5	251.2	39.6	276.6	805.9

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (revised).

company profit and loss account

Six months ended 30 June	Note	Unaudited 2002 S$m	2001 S$m	Change %
Turnover	3	**37.2**	49.3	–24
Other operating income		**0.1**	0.1	–
Total income		**37.3**	49.4	–24
Administrative expenses		**(3.2)**	(2.8)	14
Other operating income/(expenses)		**0.5**	(0.1)	nm
Operating profit		**34.6**	46.5	– 26
Exceptional item	4	**188.4**	(17.1)	nm
Profit before interest		**223.0**	29.4	659
Net interest		**(0.3)**	(0.2)	50
Profit before taxation		**222.7**	29.2	663
Taxation		**(8.0)**	(12.0)	– 33
Profit after taxation		**214.7**	17.2	nm

nm – not meaningful

82-3163

company balance sheet

	Unaudited At 30.6.02 S$m	Audited At 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**0.8**	0.6
Interests in subsidiaries	**1,463.0**	1,248.0
Interests in associates	**74.1**	72.6
	1,537.9	1,321.2
Current assets		
Debtors	**2.7**	2.6
Tax recoverable	**0.3**	–
Bank and other liquid funds	**24.3**	12.3
	27.3	14.9
Total assets	**1,565.2**	1,336.1
Non-current liabilities		
Borrowings due after one year	**395.0**	385.0
Deferred tax liabilities	**1.1**	1.3
	396.1	386.3
Current liabilities		
Creditors	**4.7**	5.6
Tax payable	**1.8**	0.8
Borrowings due within one year	**15.0**	15.0
	21.5	21.4
Total liabilities	**417.6**	407.7
Net assets	**1,147.6**	928.4
Financed by:		
Share capital	**238.6**	238.5
Reserves	**909.0**	689.9
Shareholders' funds	**1,147.6**	928.4

company statement of changes in equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	–	–	4.1	4.1
Profit attributable to shareholders	–	–	214.7	214.7
Total recognised gains for the financial period	–	–	218.8	218.8
Issue of shares	0.1	0.3	–	0.4
Balance at 30 June	238.6	251.5	657.5	1,147.6
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	–	–	(0.5)	(0.5)
Profit attributable to shareholders	–	–	52.9	52.9
Total recognised gains for the financial year	–	–	52.4	52.4
Dividends (net)	–	–	(26.6)	(26.6)
Issue of shares	4.5	10.3	–	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

82-3163

consolidated statement of cash flows

Six months ended 30 June	Unaudited 2002 S$m	2001 S$m
Operating profit	**35.9**	68.4
Adjustments for:		
Depreciation and amortisation	**7.4**	7.4
Foreign currency translation difference	**15.8**	(7.9)
	23.2	(0.5)
Changes in development properties	**85.2**	(162.7)
Changes in working capital	**36.7**	(40.3)
Cash flows from operating activities	**181.0**	(135.1)
Net interest paid	**(17.8)**	(16.6)
Income taxes paid	**(17.8)**	(29.3)
	(35.6)	(45.9)
Cash flows from investing activities		
Sale of property, plant and equipment	**1.5**	1.3
Purchase of property, plant and equipment	**(3.9)**	(4.9)
Purchase of shares in associates	**(14.7)**	(9.1)
Disposal of a subsidiary, net of cash disposed	**–**	8.7
Dividends received from associates	**4.6**	4.5
	(12.5)	0.5
Cash flows from financing activities		
Proceeds from issue of shares	**0.4**	–
Loans to minority shareholders and associates	**(0.2)**	(1.4)
Term loans	**(138.1)**	217.2
Dividends to minority shareholders	**(3.5)**	(3.4)
	(141.4)	212.4
Net change in cash and cash equivalents	**(8.5)**	31.9
Cash and cash equivalents at the beginning of the period	**96.6**	82.3
Effect of exchange rate changes	**(0.7)**	0.5
Cash and cash equivalents at the end of the period	**87.4**	114.7

notes

1. Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2002 which have been prepared in accordance with the accounting policies set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (revised) – Income Taxes as disclosed in note 2.

The basic earnings per share ("EPS") are computed based on weighted average number of ordinary shares in issue of 238.5 million during the period (2001: 234.0 million).

In computing the fully diluted EPS, share options whose exercise prices are equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of EPS on a fully diluted basis is 238.8 million (2001: 234.0 million).

2. Change in accounting policy

With effect from 1 January 2002, the Group adopted the SAS 12 (revised) - Income Taxes under which deferred income tax is provided in full, using the liability method and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.3 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

3. Turnover and profit

Six months ended 30 June	Group			Company		
	2002	2001	Change	**2002**	2001	Change
	S$m	S$m	%	**S$m**	S$m	%
Turnover includes:						
Investment income	**–**	–	–	**36.4**	48.6	–25
Profit before taxation is determined after including:						
Exceptional items	**51.4**	(56.1)	nm	**188.4**	(17.1)	nm
Depreciation and amortisation	**(7.4)**	(7.4)	–	**(0.1)**	(0.1)	–
Interest expense	**(12.7)**	(15.9)	– 20	**(8.8)**	(9.8)	– 10
Interest income	**1.0**	1.7	– 41	**8.5**	9.6	– 11
Net exchange gain/(loss)	**0.3**	(0.4)	nm	**0.2**	–	100

82-3163

notes

4. Exceptional items

The exceptional items included in the profit before taxation are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**63.3**	(65.3)	**–**	–
Profit on sale of an associate's investment	**0.5**	–	**–**	–
Exchange losses on loans to subsidiaries	**(12.4)**	–	**(2.3)**	–
Provision written back by a subsidiary for foreseeable losses on certain development properties	**–**	3.3	**–**	–
Profit on sale of shares in a subsidiary	**–**	5.9	**–**	–
Writeback in provision/(provision) for amount owing by a subsidiary	**–**	–	**190.7**	(17.1)
	51.4	(56.1)	**188.4**	(17.1)

The exceptional items included in the profit after taxation and minority interests are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**44.3**	(45.7)	**–**	–
Profit on sale of an associate's investment	**0.5**	–	**–**	–
Exchange losses on loans to subsidiaries	**(12.4)**	–	**(2.3)**	–
Provision for tax in an associate	**(35.0)**	–	**–**	–
Provision written back by a subsidiary for foreseeable losses on certain development properties	**–**	1.9	**–**	–
Profit on sale of shares in a subsidiary	**–**	5.9	**–**	–
Writeback in provision/(provision) for amount owing by a subsidiary	**–**	–	**190.7**	(17.1)
	(2.6)	(37.9)	**188.4**	(17.1)

5. Taxation

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses, temporary differences and the set off of losses in certain subsidiaries against the profits of other subsidiaries as allowed by the Group tax relief.

A provision of S$35.0 million was made for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The Group's tax charge in 2002 included a writeback of S$0.5 million in respect of prior years' tax due to changes in statutory tax rates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park, an investment property, in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a six-year time limit for the IRAS to raise additional assessment. MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary. MCLA is still waiting for IRAS to revert on the objection.

82-3163

6. Segment information

Six months ended 30 June	Turnover		Profit before interest		Profit attributable to shareholders	
	2002	2001	**2002**	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity:						
Motor	**1,284.2**	1,448.6	**39.7**	73.1	**25.8**	48.4
Property	**191.5**	74.8	**16.6**	12.1	**9.6**	5.0
Astra	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Other interests	**49.1**	36.4	**–**	(0.6)	**(9.0)**	(10.0)
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**–**	–	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6
Analysis by geographical location:						
Singapore	**829.4**	994.6	**24.1**	60.8	**7.7**	32.3
Malaysia	**152.3**	123.0	**18.0**	16.0	**11.4**	9.5
Indonesia	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Australasia	**527.9**	427.6	**14.2**	7.8	**7.3**	1.6
Others	**15.2**	14.6	**–**	–	**–**	–
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**–**	–	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6

7. Group borrowings

	At 30.6.02	At 31.12.01
	S$m	S$m
Repayable within one year		
– secured	**87.0**	211.2
– unsecured	**82.0**	41.5
Repayable after one year		
– secured	**173.2**	208.5
– unsecured	**495.3**	505.0
	837.5	966.2

notes

8. Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,493,100 as at 30 June 2002 (31.12.01: 2,453,500).

Between 31 December 2001 and 30 June 2002, there have been no rights, bonus or equity issues except that 14,000 and 112,560 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227, respectively, per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

9. Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2002 and the date of this report except that on 12 July 2002, Jardine Strategic Holdings Limited ("JSH") which owns a 29.13% interest in Cycle & Carriage announced that:

(1) it proposed to make, subject to fulfilment of the pre-condition mentioned below, a voluntary conditional cash partial offer for the Company at an offer price of S$4.76 per share that will result in the increase of its shareholding interest in the Company to 50.2%. The making of the partial offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad, which owns a 21.13% interest in the Company receives its independent shareholders' approval for the disposal of all or part of its interest in the Company pursuant to the partial offer. Following fulfilment of the pre-condition, the partial offer would be conditioned on JSH receiving, (i) acceptances in respect of such number of shares in the Company as to enable JSH to increase its shareholding in the Company to not less than 50.2% (the "Offer Shares"); (ii) approval of the partial offer by shareholders of the Company (excluding JSH, its concert parties and their associates) representing more than 50% of the valid votes received; and (iii), if required, approval of

JSH's shareholders for the partial offer. The Company's shareholders may accept the partial offer in respect of all or any part of their shareholdings. Acceptances in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd lot shareholdings; and

(2) it was making a voluntary unconditional cash offer for the remaining 40.29% in MCL Land Limited not already owned by the Company in its 59.71% subsidiary, at an offer price of S$1.09 per MCL Land share.

10. Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 August 2002 to 19 August 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 15 August 2002 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 27 September 2002. The interim dividend will be paid on or about 27 September 2002.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore

31 July 2002





Designed by Enterprise IG




CYCLE & CARRIAGE

Cycle & Carriage - 2002 Annual Results

February 2003



Financial Highlights

	2002 S$m	2001 S$m	change
Revenue	4,986	4,641	7%
Trading profit	261	166	57%
Exceptional items	(30)	(46)	-34%
Attributable profit	231	120	92%
Shareholders' funds	1,035	806	28%
Net debt	634	869	-27%
Gearing	61%	108%	

Financial Highlights

	2002 cts	2001 cts	change
Earnings per share	96.3	50.9	89%
Earnings per share (excluding exceptional items)	108.9	70.3	55%
Gross dividend per share	15.0	15.0	0%
Net asset value per share	428	338	27%

Profit after Taxation & Minority Interests
By Activity

	2002 S$m	2001 S$m	change
Motor			
Singapore	31.0	52.4	-41%
Malaysia	17.6	13.4	31%
Australia	(1.2)	(3.6)	-67%
New Zealand	5.3	2.3	130%
Other	0.6	0.7	-14%
	53.3	65.2	-18%
Property			
MCL Land	36.2	8.9	307%
CCL Group Properties	3.5	5.0	-30%
	39.7	13.9	186%
Astra	184.9	106.1	74%
Other interests	(16.6)	(19.3)	-14%
Trading profit	261.3	165.9	57%

Profit after Taxation & Minority Interests By Activity

	2002 S$m	2001 S$m	change
Trading profit	261.3	165.9	57%
Exceptional items			
C&C Australia	(9.9)	6.3	n.m.
CCM	-	5.5	-100%
CCL	(5.0)	-	n.m.
MCL Land	(12.5)	(18.2)	-31%
CCLGP	(10.6)	-	n.m.
Astra	7.7	(39.4)	n.m.
	(30.3)	(45.8)	-34%
Attributable profit	231.0	120.1	92%

Profit after Taxation & Minority Interests
By Area

	2002 S$m	2001 S$m	change
Singapore	50.6	43.9	15%
Malaysia	21.1	16.4	29%
Indonesia	184.9	106.1	74%
Australia	(1.2)	(3.6)	-67%
New Zealand	5.3	2.3	130%
Other	0.6	0.8	-25%
Trading profit	261.3	165.9	58%
Exceptional items	(30.3)	(45.8)	-34%
Attributable profit	231.0	120.1	92%

Net debt/ (cash)

	2002 S$m	2001 S$m	change
CCL	363.4	387.6	-6%
MCL Land	121.1	307.2	-61%
C&C (Australia)	131.6	136.2	-3%
CCLGP	17.2	23.5	-27%
Truck Investments	19.3	11.2	72%
Singapore motors	(20.0)	4.5	n.m.
Other	1.3	(1.1)	n.m.
Group	633.9	869.1	-27%

Group Structure


CYCLE & CARRIAGE

Motor
- Singapore motors 100%
- UMF 40%
- Cycle & Carriage Bintang 48%
- Cycle & Carriage (Australia) 100%
- Truck Investments 100%

Property
- MCL Land 66%
- CCL Group Properties 79%

Astra 34%

Singapore Motors

Singapore Motors
The market

	2002	2001	Change
Mercedes-Benz	2,402	3,457	-31%
Mitsubishi	4,005	4,769	-16%
Kia	1,773	1,846	-4%
Proton	306	831	-63%
Total	8,486	10,903	-22%
Passenger car market	62,960	67,182	-6%
C&C market share	13%	16%	
Commercial vehicles			
(excluding taxis)	1,039	1,816	-43%
Commercial Vehicles market	10,643	14,634	-27%
C&C market share	10%	12%	

Singapore Motors

	2002	2001	Change
	S$m	S$m	
Revenue	1,272.9	1,571.7	-19%
Contributions:			
Motor operations	31.9	66.7	-52%
Auto finance	13.0	12.4	5%
	44.9	79.1	-43%
Overheads & interest	(11.3)	(8.7)	30%
Taxation	(2.6)	(17.9)	-85%
	31.0	52.5	-41%

Singapore Motors
2002 Review

- *Sales fell 22% for passenger vehicles & 43% for CVs on the back of weak economy*
- *Parallel imports reduced from 25% to 20%*
- *Market share fell by 3% to 13% for passenger vehicles & 2% to 10% for CVs*
- *Revenue fell 19% to S$1.3bn*
- *Net income fell by 41% to S$31.0m from effect of C&C ex-stocks in 2001*

Singapore Motors
Outlook

- *Economic conditions remains bearish*
- *Impact from new financing rules may be limited*
- *Competition amongst distributors will remain intense & margins for new cars will remain under pressure*
- *Launch of S350, new C-Class Kompressor, Colt, Lancer & Spacewagon in 2003*
- *Sales expected to remain stable*
- *Option exercised to increase shareholding in UMF to 50%*


Malaysia
CARRIAGE

Cycle & Carriage Bintang
The market

	2002	2001	Change
Mercedes-Benz	3,308	2,617	26%
Peugeot	163	-	n.m.
Other	43	9	378%
Total	3,514	2,626	34%
Non-national car market	31,296	24,225	29%
CCB market share	11%	11%	
Mercedes-Benz CV	394	286	38%
Mazda CV	930	897	4%

Cycle & Carriage Bintang

	2002 RMm	2001 RMm	Change
Revenue	807.9	740.8	9%
CCB earnings	66.9	54.1	24%
Associates earnings	(5.9)	7.3	-181%
Profit attributable to shareholders	61.0	61.4	-1%
Shareholders' funds	647.4	575.2	13%
Earnings per share -basic (sen)	62.3	62.7	-1%

Cycle & Carriage Bintang
2002 Review

- Non-national car sector grew 29%
- Mercedes-Benz sales grew faster than luxury market & remains leader in the segment
- Peugeot franchise commenced in September with 14 dealers
- Mazda operations turned around from improved sales

Cycle & Carriage Bintang
Outlook

- Significant impact from loss of MB distribution
- Restructure MB to focus on retail function from January 2003
- Develop the Peugeot franchise
- Commercial vehicle recovery will continue to be slow


Australia
CARRIAGE

Cycle & Carriage Australia
The market

	2002	2001	Change
Hyundai	34,482	36,738	-6%
Audi	4,080	3,313	23%
Total	38,562	40,051	-4%
Passenger car market	540,240	529,452	2%
Market share	7%	8%	

Cycle & Carriage Australia

	2002 S$m	2001 S$m	Change
Revenue*	769.8	730.6	5%
Trading profit	(1.2)	(3.6)	-67%
Exceptional gain/(loss)	(9.9)	6.3	n.m.
	(11.1)	2.7	n.m.
Shareholders' funds	103.8	110.1	-6%

* Includes share of associates' revenue

Cycle & Carriage Australia
2002 Review

- *Vehicle market grew by 6.7% in line with buoyant economy*
- *C&C Australia recorded a loss due to lower Hyundai sales & margins and the write off of deferred tax assets*
- *Audi recorded its strongest performance*

Cycle & Carriage Australia
Outlook

- *Market flat & Hyundai sales similar*
- *Cost reduction plans in place*

New Zealand


CARRIAGE

Cycle & Carriage New Zealand/TIL

Units	2002	2001	change
Kia distribution	507	122	316%
Passenger car	964	963	0%
Light commercial vehicle	410	185	122%
Heavy trucks	535	305	75%
Total	2,416	1,575	53%
Revenue (NZ$m)	247.0	175.2	41%
Attributable profit (NZ$m)	6.6	3.0	120%

- *Improvement due strong growth Trucks/CVs sales*
- *Distribution rights obtained for Nissan heavy trucks*
- *Further improvement expected in 2003*


Property
CARRIAGE

MCL Land

	2002 S$m	2001 S$m	Change
Revenue	517.2	165.6	212%
Investment profit	13.9	11.5	21%
Development profit	45.2	7.8	479%
Overheads	(1.0)	(4.3)	-77%
Trading profit	58.1	15.0	287%
Exceptional items	(7.5)	(30.6)	-75%
Net profit after tax	50.6	(15.6)	n.m.
Shareholders' funds	816.3	820.0	0%
Gearing	15%	37%	
Earnings per share (cts)	13.7	(4.2)	n.m.
Net asset value per share (cts)	221	222	0%

MCL Land
2002 Review

Investment Properties

- High occupancy rates despite difficult condition
- Write-down in value of investment properties by S$55.2m. S$13.2m charged to P&L

Development Properties

- Higher turnover and profit due to contributions from The Warren, Rio Vista and Forest Hills
- Strong sales recorded in The Warren, Rio Vista & Robertson 100
- No further provisions or writebacks necessary in 2002



MCL Land
Outlook

- Property market in Singapore expected to remain subdued
- Group's performance in 2003 will be supported by investment properties and profit recognition from The Warren, Forest Hills & Rio Vista
- Selectively acquire sites targeting mainly at upgraders in Singapore & selective sites in Malaysia

CCL Group properties

	2002 S$m	2001 S$m	Change
Operating profit	3.5	5.0	-30%
Less: translation loss	(10.6)	-	-
Net (loss)/profit	(7.1)	5.0	n.m.

- Good occupancies in investment properties
- Higher investment profit in 2001 due to writeback in provision for repairs & maintenance
- No further development profits expected

Astra

CARRIAGE

Astra International
The market

	11 months to Nov 2002	11 months to Nov 2001	change
Toyota	80,008	75,382	6%
Daihatsu	19,451	19,630	-1%
Isuzu	25,216	29,885	-16%
BMW	1,986	2,576	-23%
Peugeot	1,654	2,101	-21%
Nissan Diesel	1,030	1,142	-10%
Total	129,345	130,716	-1%
Vehicle market	299,887	283,703	6%
Astra market share	43.1%	46.1%	
Honda	1,374,200	890,735	54%
Motorcycle market (incl. Imports)	2,370,268	1,709,973	39%
Astra market share	58.0%	52.1%	
Crude palm oil sold (metric tons)	427,303	397,133	8%

Astra International
Revenue by activity

	11 months to Nov 2002 Rp bn	11 months to Nov 2001 Rp bn	change
Cars	18,759	19,399	-3%
Motorcycles	3,709	2,924	27%
Components	1,702	1,818	-6%
Automotive	24,170	24,141	0%
Financial services	1,499	1,135	32%
Heavy equipment	288	281	2%
IT & Consumer goods	744	656	13%
Agribusiness	1,865	1,269	47%
Woodbased	418	819	-49%
Others	18	13	38%
Total	29,002	28,314	2%

Astra International
Summary P&L

	11 months to Nov 2002 Rp bn	11 months to Nov 2001 Rp bn	change
Revenue	29,002	28,314	2%
Operating profit	2,695	2,646	2%
Associates' income	1,607	749	115%
Net interest	(465)	(902)	-48%
Gain/(loss) on forex	1,142	(1,127)	n.m.
Miscellaneous	608	279	118%
Profit/(loss) before tax	5,587	1,645	240%
Taxation	(1,431)	(371)	286%
Minority Interests	(598)	(386)	55%
PATAM	3,558	888	301%

Astra International

	11 months to Nov 2002 Rp bn	11 months to Nov 2002 S$ m
Revenue	29,002	5,597.4
Trading profit (after tax)	2,573	496.5
Forex gain (after tax)	769	148.5
Gain on Pramindo sale	216	41.7
Attributable profit	3,558	686.7

C&C's 31% share	S$ m
Trading profit (incl. adj.)	184.9
Forex gain (adj. for Dec)	34.2
Provision against tax	(40.0)
Gain on Pramindo sale	13.0
Gain on Bank Universal sale	0.5
Net contribution	192.6

Astra International
2002 Review

- *Motor car market sales for full year at slightly below 300,000 units was 6% better than 2001*
- *Astra's market share declined 3% to 43% due to lower sales in diesel market segment*
- *Astra motorcycle growth was strong (+54%) & market share improved to 58% (+6%)*
- *Palm oil prices increased by 50%*
- *Dispose of Sumalindo Lestari, a non-core woodbase business*
- *Operating improvement in nearly all activities*
- *Rupiah strengthen from 10,400/US$ at beginning of year to 8,940/US$ at year end*
- *Astra debt restructured*
- *Astra carrying value S$324m*

Astra International
Outlook

- *Successful rights issue & C&C shareholding increased to 34.3%*
- *Announcement of sale of Toyota manufacturing to TMC*
- *Financial health considerably improved*
- *Ongoing currency volatility expected*

Strategy

Overall Strategy

- Reduce both consolidated & parent company debt
- Ensure Australia returns to profit stability
- Improve profitability & return on shareholders' funds
- Focus on Astra potential


CLE & CARRIAGE

Cycle & Carriage
2001 Annual Results

February 2002


CYCLE & CARRIAGE

Financial Highlights

	2001 S$m	2000 S$m	change
Revenue	4,641	4,588	1%
Trading profit	166	173	-4%
Exceptional items	(46)	(73)	-37%
Attributable profit	120	100	20%
Shareholders' funds	801	707	13%
Net debt	869	678	28%
Gearing	108%	96%	


CLE & CARRIAGE

Financial Highlights

	2001	2000	
	cts	cts	change
Earnings per share	51.1	42.9	19%
Earnings per share (excluding exceptional items)	70.5	73.9	-5%
Gross dividend per share	15.0	17.0	-12%
Net asset value per share	336	302	11%


CYCLE & CARRIAGE

Profit after Taxation & Minority Interests
By Activity

	2001 S$m	2000 S$m	change
Motor			
Singapore	52.5	99.8	-47%
Malaysia	13.4	14.4	-7%
Australia	(3.6)	2.9	n.m.
Other	3.0	2.2	36%
	65.3	119.3	-45%
Property			
MCL Land	8.9	10.8	-18%
CCL Group Properties	5.3	5.9	-10%
	14.2	16.7	-15%
Astra	106.1	50.9	108%
Other interests	(19.3)	(14.1)	37%
Trading profit	166.3	172.8	-4%


CLE & CARRIAGE

Profit after Taxation & Minority Interests By Activity

	2001 S$m	2000 S$m	change
Trading profit	166.3	172.8	-4%
Exceptional items			
C&C Australia	6.3	-	n.m.
CCM	5.5	-	n.m.
CCL	-	2.9	n.m.
MCL Land	(18.2)	4.8	n.m.
Astra	(39.4)	(80.2)	-51%
	(45.8)	(72.5)	-37%
Attributable profit	120.5	100.3	20%


CYCLE & CARRIAGE

Profit after Taxation & Minority Interests By Activity

S$m
200
180
160
140
120
100
80
60
40
20
-
100.3
+55.2
+26.7
-54.0
-5.2
-2.5
120.5
PATAM 2000
Astra
Exceptionals
Motor
Others
Property
PATAM 2001


CLE & CARRIAGE

Profit after Taxation & Minority Interests
By Area

	2001 S$m	2000 S$m	change
Singapore	44.0	100.9	-56%
Malaysia	16.7	15.9	5%
Indonesia	106.1	50.9	108%
Australia	(3.6)	2.9	n.m.
New Zealand	2.3	0.6	283%
Other	0.8	1.6	-50%
Trading profit	166.3	172.8	-4%
Exceptional items	(45.8)	(72.5)	-37%
Attributable profit	120.5	100.3	20%


CYCLE & CARRIAGE

Net debt/ (cash)

	2001 S$m	2000 S$m	change
CCL	387.6	399.6	-3%
MCL Land	307.2	173.7	77%
C&C (Australia)	136.2	97.5	40%
CCLGP	23.5	20.9	12%
Truck Investments	11.2	14.8	-24%
Singapore motors	4.5	(35.6)	-113%
Other	(1.1)	6.8	-116%
Group	869.1	677.7	28%

Group Structure


CYCLE & CARRIAGE
Motor
Property
Astra
32%
Singapore motors
UMF
100%
40%
MCL Land
60%
Cycle & Carriage
Bintang
48%
CCL Group
Properties
79%
Cycle & Carriage
(Australia)
100%
Truck Investments
100%


CYCLE & CARRIAGE

Singapore Motors

40
30
50
20
1/min x 100


CYCLE & CARRIAGE

Singapore Motors

The market	2001	2000	change
Mercedes-Benz	3,457	3,256	6%
Mitsubishi	4,769	4,298	11%
Proton	831	1,498	-45%
Kia	1,846	1,022	81%
Total	10,903	10,074	8%
Passenger car market	67,182	58,117	16%
C&C PC market share	16%	17%	
Commercial vehicles	1,816	2,692	-33%
Commercial vehicle market	14,634	23,777	-38%
C&C CV market share	12%	11%	


CYCLE & CARRIAGE

Singapore Motors

	2001 S$m	2000 S$m	change
Revenue	1,571.7	1,718.4	-9%
Contributions:			
Motor operations	66.7	153.4	-57%
Auto finance	12.4	8.6	44%
	79.1	162.0	-51%
Common Overheads/Interest	(8.7)	(17.8)	-51%
Taxation	(17.9)	(44.4)	-60%
	52.5	99.8	-47%


CLE & CARRIAGE

Singapore Motors 2001 Review

- ***New dealer relationship on Mercedes-Benz implemented from 1 Jan 2001***
- ***8% more passenger cars sold at 10,903 units, despite 16% growth in market***
- ***Mercedes-Benz passenger car sales up only 6% due slowing E-Class sales ahead of replacement & tight economic conditions***
- ***Mitsubishi (+11%) mainly from new Lancer & Kia (+81%) due full year's sales***
- ***Market share fell 1% to 16%***
- ***33% decline in commercial vehicle sales to 1,816 units, less than 38% decline in quota***
- ***High level of Mercedes-Benz parallel imports at 1,156 units***


CYCLE & CARRIAGE

Singapore Motors
2001 Review

- ***Revenue declined marginally to $1,571.7m, despite higher sales volume, due to broad decline in car prices & model mix***
- ***Sales included about 1,000 units of Mercedes-Benz passenger cars on which distribution margin still earned***
- ***Contribution from Motor operations fell 57% to $66.7m mainly arising from the effect of the new Mercedes-Benz dealership arrangement and intense competition in all marques***
- ***With lower overheads, the net profit was $52.5m, 47% lower than last year***


CLE & CARRIAGE

Singapore Motors
Outlook

- ***Economic conditions only expected to improve marginally***
- ***Full impact on margin for Mercedes-Benz passenger cars will be felt in 2002***
- ***Competition amongst distributors will remain intense & margins for new cars will remain under pressure***
- ***New E-Class will only be launched late in 2002 & thus unlikely to impact 2002 performance***
- ***Commercial vehicle sales will be difficult as industry continues to grapple with severe reduction in Cat C quota***



CYCLE & CARRIAGE



40
30
50
20
1/min x 100

Malaysia


CYCLE & CARRIAGE

Cycle & Carriage Bintang
The market

	2001	2000	change
Mercedes-Benz	2,617	2,293	14%
Other	9	58	-84%
Total	2,626	2,351	12%
Non-national car market	24,225	20,659	17%
C&C market share	11%	11%	
Mercedes-Benz CV	286	180	59%
Mazda CV	897	1,243	-28%


CYCLE & CARRIAGE

Cycle & Carriage Bintang

	2001 RMm	2000 RMm	change
Revenue	740.8	661.1	12%
CCB earnings	54.1	55.1	-2%
Associates' earnings	7.3	11.2	-35%
Profit attributable to shareholders	61.4	66.3	-7%
Shareholders' funds	575.2	546.8	5%
Earnings per share – basic (sen)	62.7	67.8	-8%

CYCLE & CARRIAGE

Cycle & Carriage Bintang
2001 Review

- ***Mercedes-Benz sales grew faster than luxury market due mainly to locally assembled C-Class since April 2001***
- ***Mercedes-Benz remains leader in luxury car segment***
- ***Commercial vehicles showing signs of recovery***
- ***Earnings impacted by stock provisions in light of uncertain demand***


CYCLE & CARRIAGE

Cycle & Carriage Bintang Outlook

- ***Market expected to slow but CCB will benefit from local assembly of Mercedes-Benz S-Class & C-Class and new Mazda & Peugeot***
- ***Commercial vehicle recovery will continue to be slow***


LE & CARRIAGE

Cycle & Carriage Malaysia

	2001	2000	change
Passenger car – units	1,328	1,268	5%
Commercial vehicle - units	382	605	-37%
Used cars - units	221	130	70%
Total	1,931	2,003	-4%
Revenue (RMm)	141.0	143.0	-1%
Attributable profit (RMm)	13.6	6.1	123%


CYCLE & CARRIAGE

Cycle & Carriage Malaysia

- ***Relatively flat sales in 2001 with margins reducing***
- ***Attributable profit includes exceptional gain of RM9.9m from sale of surplus land***
- ***Redevelopment of main showroom in 2002 may cause some disruption***


LE & CARRIAGE

Australia

1/min x 100
20
30
40
50


CYCLE & CARRIAGE

Cycle & Carriage Australia
The market

	2001	2000	Change
Hyundai	36,738	45,584	-19%
Audi	3,313	3,252	2%
Total	40,051	48,836	-18%
Passenger car market	529,452	553,673	-4%
Market share	8%	9%	


CLE & CARRIAGE

Cycle & Carriage Australia

	2001 S$m	2000 S$m	change
Revenue	730.6	914.3	-20%
Trading profit	(3.6)	2.9	n.m.
Exceptional gain	6.3	-	n.m
	2.7	2.9	-6%
Shareholders' funds	110.1	109.0	1%


CYCLE & CARRIAGE

Cycle & Carriage Australia
2001 Review

- ***Market declined by 4% to 529,452 units***
- ***C&C Australia's sales was 18% down & in line with a 29% decline in the light car segment***
- ***Hyundai brand strengthened by launch of Terracan, Elantra-La Vita & new Sonata***
- ***Margins impacted by weak currency & significant marketing costs due to model launches***
- ***Accent voted small car of the year & Excel car of the decade***
- ***Audi recorded its strongest performance***
- ***Profit includes gain of S$6.3m arising from restructuring of Audi into a joint venture***


CYCLE & CARRIAGE

Cycle & Carriage Australia
Outlook

- *Market flat but market share improved due to expanded model range*
- *Continued growth of margins due better model mix*
- *Cost reduction plans in place*
- *Audi to reach critical mass*



CYCLE & CARRIAGE

New Zealand

CYCLE & CARRIAGE

Cycle & Carriage New Zealand/TIL

	2001	2000	change
Kia distribution - units	122	-	n.m.
Passenger car - units	963	1,250	-23%
Commercial vehicle - units	185	182	2%
Trucks - units	305	278	10%
Total	1,575	1,710	-8%
Revenue (NZ$m)	175.2	150.4	16%
Attributable profit (NZ$m)	3.0	0.6	400%

- *Market remains weak*
- *Improvement due strong growth by Truck Investments & inclusion for a full year*
- *Distribution rights obtained for Kia*
- *Further improvement expected in 2002*


CYCLE & CARRIAGE

Property


40
30
50
20
1/min x 100


CYCLE & CARRIAGE

MCL Land

	2001 S$m	2000 S$m	change
Revenue	165.6	201.0	-18%
Investment profit	11.5	11.5	-
Development profit	7.8	11.1	- 30%
Overheads	(4.3)	(4.6)	-6%
	15.0	18.0	-17%
(Provisions)/Writebacks	(30.6)	8.0	n/m
PATAM	(15.6)	26.0	n/m
Shareholders' funds	820.0	884.3	-7%
Gearing	37%	20%	
Earnings per share (cts)	(4.2)	7.0	n/m
Net asset value per share (cts)	222	240	-8%


CYCLE & CARRIAGE

MCL Land
2001 Review

Investment Properties

- ***Healthy average occupancy rates***
- ***Write-down to reserves in value of investment properties by S$41.9m***
- ***Deferment of intention to sell investment properties***


CYCLE & CARRIAGE

MCL Land
2001 Review

Development Properties

- ***Lower turnover and profit due to only Sunnydale, Sims Residences and Forest Hills projects contributing***
- ***Net provision of S$30.6m made on freehold sites***
- ***Very strong sales at major new projects of The Warren & Rio Vista joint venture, also Forest Hills and Sims Residences***


CYCLE & CARRIAGE

MCL Land
Outlook

- *Property market in Singapore expected to remain weak*
- *Launch planned for Robertson Quay & The Metz*
- *Group's performance in 2002 supported by income from investment properties and profit recognition from Sims Residences, Forest Hills, Rio Vista and The Warren*
- *Selectively acquire sites targeting mainly at upgraders in Singapore and expand presence in Malaysia*


CLE & CARRIAGE

CCL Group properties

	2001 S$m	2000 S$m	change
Investment profit	4.1	2.1	95%
Development profit	1.2	3.8	-68%
Total	5.3	5.9	-10%

- *Good occupancies in investment properties*
- *Higher investment profit in 2001 due to writeback in provision for repairs & maintenance*
- *No further development profits expected*


CYCLE & CARRIAGE

20 30 40 50

1/min x 100

Astra


CLE & CARRIAGE

Astra International
The market

	11 months to Nov 2001	11 months to Nov 2000	change
Toyota	75,382	82,954	-9%
Daihatsu	19,630	26,410	-26%
Isuzu	29,885	26,037	15%
BMW	2,576	2,256	14%
Peugeot	2,101	402	423%
Nissan Diesel	1,142	1,052	9%
Total	130,716	139,111	-6%
Vehicle market	283,703	275,257	3%
Astra market share	46.1%	50.5%	
Honda	890,735	433,054	106%
Motorcycle market (incl. Imports)	1,709,973	960,042	78%
Astra market share	52.1%	45.1%	
Crude palm oil sold (metric tons)	397,133	341,409	16%


CYCLE & CARRIAGE

Astra International
Revenue by activity

	11 months to Nov 2001 Rp bn	11 months to Nov 2000 Rp bn	change
Cars	19,399	16,964	14%
Motorcycles	2,924	3,758	-22%
Components	1,818	1,995	-9%
Automotive	24,141	22,717	6%
Financial services	1,135	745	52%
Heavy equipment	281	237	19%
IT & Consumer goods	656	523	25%
Agribusiness	1,269	1,054	20%
Woodbased	819	769	7%
Others	13	32	-59%
Total	28,314	26,077	9%


CLE & CARRIAGE

Astra International
Summary P&L

	11 months to Nov 2001 Rp bn	11 months to Nov 2000 Rp bn	change
Revenue	28,314	26,077	9%
Operating profit	2,646	2,649	0%
Associates' income	749	274	173%
Net interest	(902)	(978)	-8%
Loss on forex	(1,127)	(2,576)	-56%
Miscellaneous	279	(125)	n.m.
Profit/(loss) before tax	1,645	(756)	n.m.
Taxation	(371)	367	n.m.
Minority Interests	(386)	(270)	43%
PATAM	888	(659)	n.m.


CYCLE & CARRIAGE

Astra International

	11 months to Nov 2001	11 months to Nov 2001
	Rp bn	S$ m
Revenue	28,314	5,096.5
Trading profit (after tax)	1,626	292.7
Forex loss (after tax)	(738)	(132.8)
Attributable profit	888	159.9
C&C's 31% share		S$ m
Trading profit (incl. adj.)		106.1
Forex loss (adj. for Dec)		(28.1)
Bank Universal provision		(11.3)
Net contribution		66.7


CLE & CARRIAGE

Astra International
2001 Review

- *Motor car market sales for full year at slightly below 300,000 units was better than expected*
- *Astra's market share declined 4% to 46% due to production disruption at one of Toyota's suppliers & lower Daihatsu sales*
- *Motorcycle growth was strong (+78%) & market share improved to 52% (+7%) due to the success of the cheaper Honda Legenda*
- *Operating improvement in nearly all activities*
- *Rupiah declined from 9,595/US$ at beginning of year to 10,400/US$ at year end*
- *Astra prepaid U$34.75m & Rp41.14bn of the series II debt due in December 2002*
- *Astra carrying value S$95m*


CYCLE & CARRIAGE

Astra International
Outlook

- ***Market should improve in more stable environment, particularly for motorcycles***
- ***Ongoing currency volatility***
- ***Selective asset sales on a strategic basis but debt repayment schedule remains extremely onerous***


CLE & CARRIAGE

Cycle & Carriage
2001 Annual Results

February 2002



Cycle & Carriage

2000 Annual Results

February 2001

Financial Highlights

	2000 S$m	1999 S$m	change
Revenue	**4,588**	**2,855**	61%
Trading profit	173	98	76%
Exceptional items	(100)	10	n.m.
Extraordinary items	27	5	440%
Attributable profit	**100**	**113**	-11%
Shareholders' funds	686	1,229	-44%
Net debt	678	91	645%
Gearing	99%	7%	

Financial Highlights

	2000	1999	
	cts	cts	change
Earnings per share	42.9	48.4	-11%
Earnings per share (excluding exceptional & extraordinary items)	73.9	41.9	76%
Gross dividend per share			
-normal	17.0	20.0	-15%
-special	-	10.0	n.m.
Net asset value per share	293.0	525.1	-44%

Profit after Taxation & Minority Interests

By Activity

	2000 S$m	1999 S$m	change
Motor			
Singapore	99.8	50.4	98%
Malaysia	14.4	11.4	26%
Australia	2.9	1.8	61%
Other	2.2	(0.8)	n.m.
	119.3	**62.8**	90%
Property			
MCL Land	10.8	10.4	4%
CCL Group Properties	5.9	25.1	-76%
	16.7	**35.5**	-53%
Astra	**50.9**	-	n.m.
Other interests	(14.1)	(0.2)	n.m.
Trading profit	**172.8**	**98.1**	76%

Profit after Taxation & Minority Interests

By Activity

	2000 S$m	1999 S$m	change
Trading profit	**172.8**	**98.1**	76%
Exceptional items			
MCL Land	4.8	9.9	-52%
Astra	(104.5)	-	n.m.
	(99.7)	**9.9**	n.m.
Extraordinary items			
Astra	24.3	-	n.m.
CCL	2.9	5.2	-44%
	27.2	**5.2**	423%
Attributable profit	**100.3**	**113.2**	-11%

Profit after Taxation & Minority Interests

By Area

	2000 S$m	1999 S$m	change
Singapore	100.9	83.1	21%
Malaysia	15.9	14.0	14%
Indonesia	50.9	-	n.m.
Australia	2.9	1.9	53%
New Zealand	0.6	(0.4)	n.m.
Other	1.6	(0.5)	n.m.
Trading profit	**172.8**	**98.1**	76%
Exceptional items	(99.7)	9.9	n.m.
Extraordinary items	27.2	5.2	423%
Attributable profit	**100.3**	**113.2**	-11%

Net debt/ (cash)

	2000 S$m	1999 S$m	change
CCL	399.6	(77.4)	n.m.
MCL Land	173.7	139.3	25%
C&C (Australia)	97.5	107.9	-10%
CCLGP	20.9	(63.6)	n.m.
Truck Investments	14.8	-	n.m.
Other	6.8	6.8	0%
Singapore motors	(35.6)	(21.7)	64%
Group	**677.7**	**91.3**	642%

Group Structure


CYCLE & CARRIAGE


Motor
Singapore motors 100%
UMF 40%
Cycle & Carriage Bintang 48%
Cycle & Carriage (Australia) 100%
Truck Investments 100%
Property
MCL Land 60%
CCL Group Properties 79%
Astra 31%


Singapore

Singapore Motors

The market	2000	1999	change
Mercedes-Benz	3,256	2,468	32%
Mitsubishi	4,298	4,079	5%
Proton	1,498	1,201	25%
Kia	1,022	-	n.m.
Total	**10,074**	**7,748**	30%
Passenger car market	58,117	38,559	51%
C&C PC market share	17%	20%	
Commercial vehicles	2,692	1,255	115%
Commercial vehicle market	23,777	11,913	100%
C&C CV market share	11%	11%	

Singapore Motors

	2000 S$m	1999 S$m	change
Revenue	**1,718.4**	**1,246.1**	38%
Contributions:			
Motor operations	150.2	78.6	91%
Auto finance	9.2	6.4	44%
	159.4	85.0	88%
Common overheads/Interest	(15.1)	(15.1)	0%
Taxation	(44.5)	(19.5)	128%
	99.8	**50.4**	98%

Singapore Motors

2000 Review

- Strong performance of Singapore motors underpinned by:
  - Larger new COE numbers as passenger car market grew by 50%
  - Lower COE premiums

	Dec-00	Dec-99	change
Category A	32,800	43,100	-24%
Category B	35,400	44,100	-20%
Open	33,400	44,000	-24%

  - Weakening Euro from S$1.80/Euro in 1999 to S$1.59/Euro in 2000

Singapore Motors

2000 Review

- Continued strong demand for Mercedes-Benz particularly E-Class & S-Class
- Intensive competition at middle segment market which affected margins
- Overall market share fell 3% due to phase out of Lancer
- Kia commenced sales in mid-2000 & 1,022 units were sold by year end
- Mercedes-Benz C-Class was phased out & new model launched to overwhelming response
- Smooth transition for the separation of the Mercedes-Benz distribution & retail function by year end

Singapore Motors

Outlook

- Market expected to decline by 10%-15% in 2001
- Mercedes-Benz demand remain strong, particularly C, E & S-Classes
- Margins for Mercedes-Benz passenger car will be significantly affected with new dealership role
- Performance in 1st half supported by about 1,000 units Mercedes-Benz stocks carried over from 2000
- Mitsubishi sales expected to improve from new Lancer model
- Good growth from Kia
- However, market will continue to remain competitive & margins will be remained squeezed


Malaysia

Cycle & Carriage Bintang

The market

	2000	1999	change
Mercedes-Benz	2,293	1,900	21%
Other	58	348	-83%
Total	**2,351**	**2,248**	5%
Non-national car market	20,659	17,428	19%
C&C market share	11%	13%	
Mercedes-Benz CV	180	169	7%
Mazda CV	1,243	859	45%

Cycle & Carriage Bintang

	2000 RMm	1999 RMm	change
Revenue	**661.1**	**467.8**	41%
CCB earnings	55.1	37.5	47%
Associates' earnings	11.2	25.8	-57%
Profit attributable to shareholders	**66.3**	**63.3**	5%
Shareholders' funds	546.8	505.6	8%
Earnings per share – basic (sen)	67.8	65.2	4%

Cycle & Carriage Bintang

2000 Review

- Mercedes-Benz sales grew faster than market
- Mercedes-Benz remains leader in luxury car segment
- Commercial vehicle recovery lagging
- No progress on discussions with Mercedes-Benz

Cycle & Carriage Bintang

Outlook

- Market expected to slow but CCB will benefit from local assembly of Mercedes-Benz S-Class & C-Class and new Mazda
- Commercial vehicles will continue to lag

Cycle & Carriage Malaysia

	2000	1999	change
Passenger car – units	1,268	1,338	-5%
Commercial vehicle - units	605	472	28%
Used cars - units	130	-	n.m.
Total	**2,003**	**1,810**	11%
Revenue (RMm)	**143.0**	**118.4**	21%
Attributable profit (RMm)	5.2	7.4	-30%

Cycle & Carriage Malaysia

- 2000 profit impacted by tax payable & stock allocation shortages
- Relatively flat sales in 2001
- Redevelopment of main showroom may cause some disruption


Australia

Cycle & Carriage Australia

The market

	2000	1999	change
Hyundai	45,584	47,042	-3%
Audi	3,252	2,864	14%
Total	**48,836**	**49,906**	-2%
Passenger car market	553,673	547,575	1%
Market share	9%	9%	

Cycle & Carriage Australia

	2000 S$m	1999 S$m	change
Revenue	**914.3**	**944.8**	-3%
Profit attributable to shareholders	2.9	2.6	11%
Shareholders' funds	109.0	105.3	3%

Cycle & Carriage Australia
2000 Review

- Market disrupted by introduction of GST on 1 July but decline only marginal
- Hyundai brand strengthened by launch of Grandeur, Santa Fe, Trajet & new Accent
- Margins improved despite weak currency due to better model mix
- Accent voted small car of the year & Excel car of the decade
- Audi dealer network improved

Cycle & Carriage Australia
Outlook

- Market flat but market share improved due to better model mix
- Continued growth of margins
- Audi to reach critical mass


New Zealand

Cycle & Carriage New Zealand/TIL

	2000	1999	change
Passenger car - units	1,250	1,194	5%
Commercial vehicle - units	182	354	-49%
Trucks - units	278	-	n.m.
Total	**1,710**	**1,548**	10%
Revenue (NZ$m)	**152.6**	**88.7**	72%
Attributable profit/(loss) (NZ$m)	0.6	(0.4)	n.m.

- Market remains weak
- Truck Stops is major contributor for Truck Investments
- Improvement expected in 2001


Property

MCL Land

	2000 S$m	1999 S$m	change
Revenue	**201.0**	**211.9**	-5%
Investment profit	11.5	13.9	-17%
Development profit	11.1	5.2	113%
Others	(4.6)	(2.0)	130%
	18.0	**17.1**	5%
Writeback in provisions	8.0	16.7	-52%
PATAM	**26.0**	**33.8**	-23%
Shareholders' funds	876.1	859.7	2%
Gearing	20%	16%	
Earnings per share (cts)	7.0	9.2	-24%
Net asset value per share (cts)	237	233	2%

MCL Land

2000 Review

Investment Properties

- Healthy average occupancy rates of 96%.
- Although commercial market and rental renewals improving, rates contracted still below peak rates

Development Properties

- Residential market declined in second half in terms of both prices & volume
- Improved development profit from The Sunnydale & Sims Residences

MCL Land

2000 Review

- Writeback of S$8.0 million on Seletar Springs due to cost savings
- To-date 67 units of 112 units in Sims Residences & 69 units of 128 units in Forest Hills sold

Acquisitions

- Jointly acquired two adjoining 99-leasehold sites at Upper Serangoon View with combined land area of 331,700 sf at S$220 million with Ho Bee
- Devonshire site enlarged to 61,153 sf with the acquisition of neighbouring plot

MCL Land

Outlook

- Property market affected by poor market sentiments due to sluggish stock market and uncertainties in US and the region
- Continued trading profits from Sunnydale, Sims Residences & Forest Hills
- Launches planned for Balmoral Residences, Robertson Quay, Devonshire & Upper Serangoon View
- Depending on market conditions, provision reversals may be possible for Balmoral Residences & Robertson Quay.
- Improved rentals on investment property
- Divesting low-yielding assets for better yielding ones in S'pore & the region
- Actively scouting for other opportunities to grow & expand

CCL Group properties

	2000 S$m	1999 S$m	change
Development profit	3.8	22.1	-83%
Investment profit	2.1	3.0	-30%
Total	**5.9**	**25.1**	-76%

- 2000 development profit mainly from provision reversal & sale of land
- MeraWoods project completed in 1999
- Good occupancies in investment properties but profit down due to end of tax holiday.

82-3163


Astra International

Astra International

The market

	11 months to Nov 2000	11 months to Nov 1999	change
Toyota	82,957	21,843	280%
Daihatsu	26,410	7,645	245%
Isuzu	26,037	8,120	221%
BMW	2,256	461	389%
Peugeot	402	319	26%
Nissan Diesel	1,052	482	118%
Total	**139,114**	**38,870**	258%
Vehicle market	275,257	78,707	250%
Astra market share	50.5%	49.4%	
Honda	**433,054**	**247,163**	75%
Motorcycle market (incl. Imports)	959,377	436,480	120%
Astra market share	45.1%	56.6%	
Crude palm oil sold (metric tons)	341,409	283,448	20%

Astra International

Revenue by activity

	11 months to Nov 2000 Rp bn	11 months to Nov 1999 Rp bn	change
Cars	16,964	5,701	198%
Motorcycles	3,758	2,736	37%
Components	1,995	1,295	54%
Automotive	22,717	9,732	133%
Financial services	745	512	46%
Heavy equipment	237	176	35%
IT & Consumer goods	523	1,226*	-57%
Agribusiness	1,054	836	26%
Woodbased	769	714	8%
Others	32	31	3%
Total	**26,077**	**13,227**	97%

* Includes footwear & garment- now sold

Astra International

Summary P&L

	11 months to Nov 2000 Rp bn	11 months to Nov 1999 Rp bn	change
Revenue	**26,077**	**13,227**	97%
Operating profit	2,649	1,572	69%
Associates' income	274	420	-35%
Net interest	(978)	(574)	70%
Profit/(loss) on forex	(2,576)	557	n.m.
Miscellaneous	(125)	78	n.m.
Profit/(loss) before tax	(756)	2,053	n.m.
Taxation	367	(278)	n.m.
Minority Interests	(270)	(303)	-11%
PATAM	**(659)**	**1,472**	n.m.

Astra International

	11 months to Nov 2000	8 months to Nov 2000	8 months to Nov 2000
	Rp bn	Rp bn	S$ m
Revenue	26,077	20,634	4,276
Trading profit (after tax)	1,027	758	160
Forex loss (after tax)	(1,686)	(1,361)	(294)
Attributable profit	(659)	(603)	(134)
C&C's 31% share			S$ m
Trading profit (incl. adj.)			50.9
Forex loss (adj. for Dec)			(83.7)
Bank Universal provision			(20.8)
			(53.6)
Gain on Honda restructuring (EOI)			24.3
			(29.3)

Astra International

2000 Review

- Strong rebound in vehicle market, partly driven by pent-up demand
- Motorcycle growth also strong but market share loss due to cheap imports
- Operating improvement in nearly all activities
- Rupiah declined from 7,100/US$ at beginning of year to 9,595/US$ at year end
- Series I debt prepaid from strong operating cash flows & Honda restructuring
- Conservative approach on C&C on provisioning
- Astra carrying value S$26m

Astra International
Outlook

- Passenger car market expected to decline due satisfaction of pent-up demand & political instability
- Cheap imports of motorcycles an ongoing threat
- Ongoing currency volatility
- C&C will have benefit of equity accounting for 12 months


Please visit our website at:
http://www.cyclecarriage.com
to download the presentation
slides







CYCLE & CARRIAGE

2002 Interim Results




MCL LAND




ASTRA
international

Agenda

- **Financial Highlights**
- Corporate Structure
- Operational Review
- Jardine Strategic Offer








MCL LAND




ASTRA
international

Financial Highlights



	6 months ended		
	30/06/2002	30/06/2001	Change
	S$m	S$m	
Revenue*	2,378.7	2,276.6	4%
Trading profit	124.4	63.5	96%
Exceptional items	(2.6)	(37.9)	-93%
Attributable profit	121.8	25.6	376%
Shareholders' funds	955.6	745.8	28%
Net debt	749.8	860.2	-13%
Gearing	78%	115%	

* Includes share of associates' revenue

Financial Highlights



	6 months ended		
	30/06/2002	30/06/2001	Change
	cts	cts	
Earnings per share	51.1	10.9	369%
EPS excluding exceptional items	52.2	27.1	93%
Gross dividend per share	3.0	3.0	0%
Net asset value per share	401	319	26%

PATAM -By activity



	6 months ended		
	30/06/2002	30/06/2001	Change
Motors	S$m	S$m	
Singapore	8.8	38.0	-77%
Malaysia	9.8	8.8	11%
Australia	4.3	0.5	760%
New Zealand	3.0	1.1	173%
Others	(0.1)	-	n.m.
	25.8	48.4	-47%
Properties			
MCL Land	7.9	3.4	132%
CCLGp Properties	1.7	1.6	6%
	9.6	5.0	92%
Astra	98.0	20.1	388%
Other interests	(9.0)	(10.0)	-10%
Trading profit	124.4	63.5	96%

PATAM -By activity



	6 months ended		
	30/06/2002	30/06/2001	Change
	S$m	S$m	
Trading profit	124.4	63.5	96%
Exceptional items			
Forex gains/(losses)	44.3	(45.7)	n.m.
BU- gain on sale	0.5	-	n.m.
Provision for tax	(35.0)	-	n.m.
Forex losses on loans to subsidiaries	(12.4)	-	n.m.
AGA- gain on sale	-	5.9	n.m.
MCL- write back of provision	-	1.9	n.m.
	(2.6)	(37.9)	-93%
Attributable profit	121.8	25.6	376%

Net debt / (cash)



As at	30/06/2002	31/12/2001
	S$m	S$m
CCL/Singapore Motors	366	392
MCL Land	269	307
Cycle & Carriage Australia	85	136
CCL Group Properties	20	24
Cycle & Carriage NZ/TIL	15	16
Other	(5)	(6)
Total	750	869

Agenda





- Financial Highlights
- **Corporate Structure**
- Operational Review
- Jardine Strategic Offer




MCL LAND




ASTRA
international

Corporate Structure




CYCLE & CARRIAGE

- **Motor**
  - Singapore motors 100%
  - UMF 40%
  - Cycle & Carriage Bintang 48%
  - Cycle & Carriage (Australia) 100%
  - Truck Investments 100%
- **Property**
  - MCL Land 60%
  - CCL Group Properties 79%
- **Astra** 32%








MCL LAND




ASTRA
international

Agenda

- Financial Highlights
- Corporate Structure
- **Operational Review**
- Jardine Strategic Offer



Motors -Singapore


CYCLE & CARRIAGE
Motor
Property
Astra
32%
Singapore motors
UMF
100%
40%
MCL Land
60%
Cycle & Carriage
Bintang
48%
CCL Group
Properties
79%
Cycle & Carriage
(Australia)
100%
Truck Investments
100%

Singapore Motors

The Market



	6 months ended		
	30/06/2002	30/06/2001	Change
Mercedes-Benz	1,156	1,898	-39%
Mitsubishi	2,099	2,570	-18%
Proton	207	478	-57%
Kia	933	1,023	-9%
Total	4,395	5,969	-26%
Passenger car market	31,457	35,128	-10%
C&C market share	14%	17%	
Commercial vehicles (excluding taxis)	641	1,100	-42%
Commercial Vehicles market	4,278	9,301	-54%
C&C market share	15%	12%	

Singapore Motors



	6 months ended		
	30/06/2002	30/06/2001	Change
	S$m	S$m	
Revenue	601.3	894.7	-33%
Contributions:			
Motor operations	9.7	52.0	-81%
Auto finance	6.8	6.2	10%
	16.5	58.2	-72%
Overheads & interest	(5.2)	(6.0)	-13%
Taxation	(2.5)	(14.2)	-82%
	8.8	38.0	-77%

Singapore Motors

Review



- *Revenue declined by 33% due to lower prices on reduced number of vehicles sold*
- *81% decline in contribution from motor operations due to lower margins earned from all marques*
- *The contribution in first half of 2001 was supported by carry-over stocks of Mercedes-Benz which earned distributor margins*
- *Auto finance income grew modestly by 10% due to continued focus*
- *Efforts to contain overheads are yielding results reducing overheads to S$5.2m*



Motors -Malaysia


CYCLE & CARRIAGE
Motor
Property
Astra
32%
Singapore motors
UMF
100%
40%
MCL Land
60%
Cycle & Carriage Bintang
48%
CCL Group Properties
79%
Cycle & Carriage (Australia)
100%
Truck Investments
100%

Cycle & Carriage Bintang

The Market



	6 months ended		
	30/06/2002	30/06/2001	Change
Mercedes-Benz	1,664	1,024	63%
Other	22	-	n.m.
Total	1,686	1,024	65%
Non-national car market	15,214	11,254	35%
CCB market share	11%	9%	
Mercedes-Benz CV	213	165	29%
Mazda CV	519	570	-9%

Cycle & Carriage Bintang



	6 months ended		
	30/06/2002	30/06/2001	Change
	RMm	RMm	
Revenue	418.4	354.6	18%
CCB earnings	39.4	36.7	7%
Associates earnings	(9.4)	2.5	n.m.
Profit attributable to shareholders	30.0	39.2	-23%
Shareholders' funds	624.8	583.1	7%
Earnings per share -basic (sen)	30.6	40.0	-24%

Cycle & Carriage Bintang



Review

- *Mercedes-Benz sales grew 63% due to strong demand for C-Class, partly offset by the runout E-Class*
- *Mercedes-Benz remains leader in luxury car segment*
- *Discussions with DaimlerChrysler regarding participation in wholesale have commenced & an announcement will be made once agreement is reached*

Motors
-Australia

CYCLE & CARRIAGE

- **Motor**
  - Singapore motors 100%
  - UMF 40%
  - Cycle & Carriage Bintang 48%
  - Cycle & Carriage (Australia) 100%
  - Truck Investments 100%
- **Property**
  - MCL Land 60%
  - CCL Group Properties 79%
- **Astra** 32%

Cycle & Carriage Australia

The Market



	6 months ended		
	30/06/2002	30/06/2001	Change
Hyundai	20,587	18,839	9%
Audi	1,945	1,318	48%
Total	22,532	20,157	12%
Passenger car market	264,984	256,826	3%
Market share	9%	8%	

Cycle & Carriage Australia



	6 months ended		
	30/06/2002 S$m	30/06/2001 S$m	Change
Revenue*	441.7	365.2	21%
Profit attributable to shareholders	4.3	1.2	258%
Profit on sale of 50% AGA	-	5.9	n.m.
Shareholders' funds	121.4	112.2	8%

* Includes share of associates' revenue

Cycle & Carriage Australia



Review

- *Passenger car market grew 3%*
- *Hyundai sales increased 9% due primarily to the sales effort to run down Accent in anticipation of the Getz launch*
- *Sales for Audi are higher in the first half due to the strong performance of A4 which was introduced late 2001*
- *Improved margins & cost control increased profit to S$4.3m*



Motors
-New Zealand


CYCLE & CARRIAGE
Motor
Property
Astra
32%
Singapore motors
UMF
100%
40%
MCL Land
60%
Cycle & Carriage
Bintang
48%
CCL Group
Properties
79%
Cycle & Carriage
(Australia)
100%
Truck Investments
100%

Cycle & Carriage NZ/TIL



	6 months ended		
	30/06/2002	30/06/2001	Change
Kia distribution	185	-	n.m.
Other PCs	416	541	-23%
Other CVs	199	92	116%
Trucks	222	126	76%
Total	1,022	759	35%
Revenue (NZ$m)	106.5	83.7	27%
Attributable profit (NZ$m)	3.7	1.6	131%

- *Improved earnings due to higher truck sales & continued growth in the aftersales activities*
- *Acquired a dual franchise dealership to sell Nissan & Suzuki vehicles*




MCL LAND

Properties
-MCL Land


CYCLE & CARRIAGE
Motor
Singapore motors 100%
UMF 40%
Cycle & Carriage Bintang 48%
Cycle & Carriage (Australia) 100%
Truck Investments 100%
Property
MCL Land 60%
CCL Group Properties 79%
Astra 32%

MCL Land




MCL LAND

	6 months ended		
	30/06/2002	30/06/2001	Change
	S$m	S$m	
Turnover	183.7	67.6	172%
Investment profit	7.8	5.8	34%
Development profit	4.9	2.2	123%
Overheads	0.5	(2.2)	-123%
Trading profit	13.2	5.8	128%
Write-back of provision	-	3.3	-100%
Net profit after tax	13.2	9.1	45%
Shareholders' funds	801.3	886.2	-10%
Net debt	268.8	355.9	-24%
Gearing	34%	40%	
Earnings per share (cts)	3.6	2.5	44%
Net asset value per share (cts)	217	240	-10%

MCL Land




MCL LAND

Review of development properties

- Contribution from Group's development properties rose to $4.9m
  - Sims Residences and Forest Hills fully sold
  - As at 31 July 2002, Balmoral Residences, and Rio Vista 54% and 91% sold
  - Robertson 100 was launched in 1st half of 2002 with 48% sold as at 31 July 2002
- Acquired 26,000 sq ft, freehold land parcel at Upper Serangoon Road for $18.2m. The site will be developed into a 12-storey 55-unit apartment block. Marketing launch expected by end of the year

MCL Land



MCL LAND

Review of investment properties

- Contribution from investment properties was $7.8m for 2002, 34% higher than the corresponding period a year ago due to Group tax relief
- Group's investment properties, 78 Shenton Way, Juniper at Ardmore, Bintang Pantai and No. 1 Kaki Bukit Place enjoy high occupancy and healthy rental rates
- Write-down to reserves for 78 Shenton Way & Juniper



Properties
-CCL GP Properties


CYCLE & CARRIAGE
Motor
Property
Astra
32%
Singapore motors
UMF
100%
40%
MCL Land
60%
Cycle & Carriage
Bintang
48%
CCL Group
Properties
79%
Cycle & Carriage
(Australia)
100%
Truck Investments
100%

CCL Group Properties



	6 months ended		
	30/06/2002	30/06/2001	Change
	S$m	S$m	
Operating profit	1.7	1.6	6%
Less: translation loss	(10.1)	-	n/m
Net (loss)/profit	(8.4)	1.6	n/m

- *$10.1m unrealised exchange loss on the inter-company loans.*




ASTRA
international

Astra International


CYCLE & CARRIAGE
Motor
Singapore motors
UMF
100%
40%
Cycle & Carriage
Bintang
48%
Cycle & Carriage
(Australia)
100%
Truck Investments
100%
Property
MCL Land
60%
CCL Group
Properties
79%
Astra
32%

PT Astra International Tbk




ASTRA
international

The Market

	5 months to May 2002	5 months to May 2001	change
Toyota	37,319	27,818	34%
Daihatsu	8,526	6,343	34%
Isuzu	11,888	13,429	-11%
BMW	707	1,375	-49%
Peugeot	775	777	0%
Nissan Diesel	489	495	-1%
Total	59,704	50,237	19%
Vehicle market	131,941	119,673	10%
Astra market share	45%	42%	
Astra export sales	18,312	16,765	9%
Honda	563,522	328,148	72%
Motorcycle market	975,710	657,992	48%
Astra market share	58%	50%	
Crude palm oil sold (MT)	175,749	149,457	18%

PT Astra International Tbk



ASTRA international

Revenue by activity

	5 months to May 2002 Rp bn	5 months to May 2001 Rp bn	change
Cars	8,292	8,024	3%
Motorcycles	1,572	1,101	43%
Components	801	876	-9%
Automotive	10,665	10,001	7%
Financial services	609	472	29%
Heavy equipment	122	114	7%
IT & Consumer goods	310	269	15%
Agribusiness	756	451	68%
Woodbased	342	390	-12%
Others	8	5	60%
Total	12,812	11,702	9%

PT Astra International Tbk




ASTRA
international

	5 months to May 2002 Rp bn	5 months to May 2001 Rp bn	change
Revenue	12,812	11,702	9%
Operating profit	1,139	916	24%
Associates' income	810	75	980%
Net interest	(251)	(491)	-49%
Gain/(loss) on forex	1,289	(1,789)	n.m.
Miscellaneous	141	23	513%
Loss before tax	3,128	(1,266)	n.m.
Taxation	(772)	416	n.m.
Minority Interests	(273)	(7)	n.m.
PATAM	2,083	(857)	n.m.

PT Astra International Tbk



ASTRA international

	5 months to May 2002 Rp bn	5 months to May 2002 S$ m	5 months to May 2001 S$ m
Revenue	12,812.0	2,434.3	1,989.3
Trading profit	1,211.9	230.3	45.3
Forex gain/(loss)	871.6	165.6	(191.0)
Attributable profit	2,083.5	395.9	(145.7)
C&C's 32% share		S$ m	S$ m
Trading profit (incl. adj.)		98.0	20.1
Forex gain/(loss) (adj. for June)		44.3	(62.9)
Provision for tax		(35.0)	-
BU- gain on sale		0.5	-
Net profit/(loss)		107.8	(42.8)
Loss restricted			(25.6)
Off-balance-sheet			(17.2)

PT Astra International Tbk




ASTRA
international

Review

- *Strong consumer demand, lower interest rates & strengthening of Rupiah bode well for automotive market*
- *Motor vehicle market grew by 19% & motorcycle market grew by 48%*
- *Palm oil benefiting from improved productivity & CPO price recovery*
- *C&C increased the stake in Astra with the acquisition of 33.5m shares in Jan/Feb*
- *Rothschild appointed as financial adviser to Astra to assist in strategic review of high debt level & onerous repayment schedule*








MCLLAND




ASTRA
international

Agenda

- *Financial Highlights*
- *Corporate Structure*
- *Operational Review*
- ***Jardine Strategic Offer***

Jardine Strategic Offer



<u>Partial Offer for C&C</u>

- *Offer price S$4.76*
- *Pre-conditional upon EON's independent shareholders' approval to accept the Conditional Voluntary Partial Offer*
- *The Offer to be made for the shares it does not already own in C&C (for a maximum of 50.2%) after the Pre-condition is fulfilled*
- *Excess acceptance of 50.2% will be scaled down on a pro-rata basis*

Jardine Strategic Offer



Offer for MCL Land

- Offer price S$1.09
- JSH has made a Voluntary General Offer for MCL Land under Singapore takeover rules, i.e., to meet the Chain Principle obligations








MCL LAND




ASTRA
international

http://www.cyclecarriage.com

Cycle & Carriage

2001 Interim Results

http://www.cyclecarriage.com

August 2001

PT Astra International Tbk

Outlook

- Stronger Government should provide political & currency stability but Indonesia will be impacted by worldwide economic turmoil
- Astra parent has cash on hand of Rp1.3trillion at 31 May 2001
- Focus is on management for cash
- Possibility of certain asset sales



PT Astra International Tbk

Review

- *Vehicle market remains surprisingly robust (+21%) despite on-going political & economic turmoil*
- *Motorcycle market more than doubled to 656,834 units & market share of cheap imports being reduced*
- *Palm oil benefiting from improved productivity but CPO prices remain weak due to over-supply*
- *Fully prepaid Series I debt obligations in March 2001*
- *Forex losses at C&C level limited to S$45.7m (total: S$62.9m) as the carrying value of Astra in C&C's book has been reduced to zero*



PT Astra International Tbk

	5 months to May 2001 Rp bn	5 months to May 2001 S$ m	2 months to May 2000 S$ m
Revenue	11,702.0	1,989.3	1,072.0
Trading profit	266.5	45.3	36.2
Forex loss	(1,123.5)	(191.0)	(200.7)
Attributable profit	(857.0)	(145.7)	(164.5)
C&C's 31% share		S$ m	S$ m
Trading profit (incl. adj.)		20.1	11.1
Forex loss (adj. for June)		(62.9)	(64.7)
		(42.8)	(53.6)
Loss restricted		(25.6)	(53.6)
Off-balance-sheet		(17.2)	-



PT Astra International Tbk

	5 months to May 2001 Rp bn	5 months to May 2000 Rp bn	change
Revenue	11,702	10,282	14%
Operating profit	916	1,271	-28%
Associates' income	28	(46)	n.m.
Net interest	(491)	(438)	12%
Loss on forex	(1,789)	(1,815)	-1%
Miscellaneous	70	19	268%
Loss before tax	(1,266)	(1,009)	25%
Taxation	416	281	48%
Minority Interests	(7)	(75)	-91%
PATAM	(857)	(803)	7%



PT Astra International Tbk

Revenue by activity

	5 months to May 2001 Rp bn	5 months to May 2000 Rp bn	change
Cars	8,024	6,171	30%
Motorcycles	1,101	1,739	-37%
Components	876	720	22%
Automotive	10,001	8,630	16%
Financial services	472	313	51%
Heavy equipment	114	103	11%
IT & Consumer goods	269	490	-45%
Agribusiness	451	420	7%
Woodbased	390	311	25%
Others	5	15	-67%
Total	11,702	10,282	14%



PT Astra International Tbk

The Market

	5 months to May 2001	5 months to May 2000	change
Toyota	27,829	27,607	1%
Daihatsu	6,339	10,767	-41%
Isuzu	13,429	10,558	27%
BMW	1,389	790	76%
Peugeot	777	142	447%
Nissan Diesel	495	335	48%
Total	50,258	50,199	0%
Vehicle market	119,636	99,473	20%
Astra market share	42%	50%	
Honda	328,150	159,239	106%
Motorcycle market	656,834	312,666	110%
Astra market share	50%	51%	
Crude palm oil sold (MT)	149,457	124,349	20%



Astra International



CCL Group Properties

	6 months ended		
	30/06/2001	30/06/2000	Change
	S$m	S$m	
Development profit	-	3.2	-100%
Investment profit	1.6	1.3	23%
Total	1.6	4.5	-64%

- MeraWoods project completed in 2000 & no further development profits
- Good occupancies in investment properties



Properties

-CCL GP Properties



MCL Land

Outlook

- Cautious sentiment likely to prevail for the rest of the year
- Robertson 100 and Choa Chu Kang project expected to be launched in the second half of this year
- Selective land acquisitions through en-bloc sales, government land tenders and private treaties
- Continue to actively pursue opportunities in Malaysia
- Emphasis on generating further sales on projects already launched
- Further enhance reputation as a quality developer



MCL Land

Review of investment properties

- Net profit from investment properties was $7.4 million for 2001 as compared to $7.6 million a year ago
- Group's investment properties, 78 Shenton Way, Juniper at Ardmore, Bintang Pantai and No. 1 Kaki Bukit Place enjoy high occupancy rates and healthy rental rates



MCL Land

Review of development properties

- Net profit from Group's development properties rose 34% to $7.1 million
  - Contributions mainly from The Sunnydale and Sims Residences
  - Write-back in provision of $3.3 million for The Springbloom and Seletar Springs as compared to $1.6 million previous period
  - As at 30 June 2001, Sims Residences and Forest Hills 83% and 74% sold. Ubi Tech Park 47% sold
  - Balmoral Residences obtained TOP in April this year. 3 units were sold during private launch this year. 19 units were rented out
  - Rio Vista, Joint Venture with Ho Bee was launched in July 2001
- Acquired 313,156 sq ft, 99-year HDB land parcel at Choa Chu Kang for $158.7 million at plot ratio of 2.8



MCL Land

	6 months ended		
	30/06/2001	30/06/2000	Change
	S $m	S $m	
Revenue	67.6	99.2	-32%
Trading profit	5.8	7.4	-22%
Provision reversal	3.3	1.6	106%
	9.1	9.0	1%
Shareholders' funds	886.2	863.4	3%
Net debt	355.9	168.1	112%
Gearing	40%	19%	
Earnings per share (cts)	2.5	2.4	4%
Net assets value per share (cts)	240.0	234.0	3%



Properties
-MCL Land

Cycle & Carriage New Zealand/TIL

	6 months ended		
	30/06/2001	30/06/2000	Change
Passenger car	505	629	-20%
Commercial vehicle	92	114	-19%
Trucks	126	119	6%
Total	723	862	-16%
Revenue (NZ$m)	83.7	66.5	26%
Attributable profit (NZ$m)	1.6	0.9	78%

- ***Improved earnings due to the inclusion of TIL for the full 6 months***



Motors
-New Zealand

Cycle & Carriage Australia
Outlook

- Improved trading performance in second half with more sales incentives
- Audi to reach critical mass



Cycle & Carriage Australia

Review

Hyundai

- Ytd June Hyundai sales at 18,839 units were 24% below the corresponding period last year due primarily to:
  - the lower sales of the Accent on account of keen competition in the small car segment
  - weak A$
- Increased promotions have been planned/undertaken to stimulate Accent sales

Audi

- The sales are lower in the first half at 1,318 units due to the changeover of the new A4, which was launched in late June & shortage of certain models
- With the new A4, sales in the second half are expected to improve



Cycle & Carriage Australia

	6 months ended		
	30/06/2001 S$m	30/06/2000 S$m	Change
Revenue	365.2	468.7	-22%
Profit attributable to shareholders	1.2	4.5	-73%
Profit on sale of 50% AGA	5.9	-	n.m.
Shareholders' funds	112.2	106.0	6%



Cycle & Carriage Australia

The Market

	6 months ended 30/06/2001	6 months ended 30/06/2000	Change
Hyundai	18,839	24,748	-24%
Audi	1,318	1,568	-16%
Total	20,157	26,316	-23%
Passenger car market	256,826	239,454	7%
Market share	8%	11%	



Motors
-Australia

Cycle & Carriage Bintang

Review

- *Non-national car market improved by 2%*
- *Mercedes-Benz sales affected by the delays in the local assembly of the S-Class & C-Class*
- *Mercedes-Benz remains leader in luxury car segment*
- *Letter of intent regarding appointment as Peugeot distributor*
- *No further discussions with Mercedes-Benz regarding participation in wholesale*

Outlook

- *Market expected to be difficult in line with economic problems*



Cycle & Carriage Bintang

	6 months ended		
	30/06/2001	30/06/2000	Change
	RMm	RMm	
Revenue	354.6	341.6	4%
CCB earnings	36.7	35.3	4%
Associates earnings	2.5	5.2	-52%
Profit attributable to shareholders	39.2	40.5	-3%
Shareholders' funds	572.5	535.0	7%
Earnings per share -basic (sen)	40.0	41.6	-4%



Cycle & Carriage Bintang

The Market

	6 months ended		
	30/06/2001	30/06/2000	Change
Mercedes-Benz	1,024	1,123	-9%
Other	-	53	-100%
Total	1,024	1,176	-13%
Non-national car market	11,254	11,007	2%
CCB market share	9%	11%	
Mercedes-Benz CV	165	81	104%
Mazda CV	570	688	-17%



Motors
-Malaysia



Singapore Motors

Current Efforts

- Cost containment – overheads have been reduced. Efforts are continuing. All business processes are being reviewed
- New revenue streams – from activities associated with new car sales eg. finance & insurance income, trade-in, after-sales packaging
- Continuing investment in IT for greater responsiveness and integration – first phase of integrated Kerridge System completed. Now implementing second phase



Singapore Motors

Outlook

- *Economic outlook for the rest of the year continues to be cautious*
- *No further carry over stocks of Mercedes-Benz*
- *Competition amongst distributors will remain intense*
- *Margins for new cars will remain under pressure*
- *Commercial vehicles sales impacted by the reduction in Cat C quota from 29,423 to 7,882 this quota year*
- *Performance in second half will be impacted by the full effects of the new margins for Mercedes-Benz & will likely mirror the macro factors*



Singapore Motors

Review

- Revenue declined marginally to $894.7 million, despite higher sales volume, due to broad decline in car prices & model mix
- Sales included Mercedes-Benz passenger cars carried over from previous year on which distribution margin still earned
- Contributions from Motor operations fell 32% to $52.0million mainly arising from the effect of the new dealership arrangement with DaimlerChrysler and intense competition in other marques
- Lower margin partly compensated by reduced overheads



Singapore Motors

Review

- 23% more passenger cars sold Y-O-Y to 5,969, mainly from new Mitsubishi Lancer and full six months results' for Kia
- Market share for passenger cars fell 2 percentage points due to 34% growth in the passenger car market
- 14% more commercial vehicles sold Y-O-Y to 1,100 mainly from Mitsubishi L300 model
- Commercial vehicles grew in line with market resulting in stable market share of ~ 14%
- The new dealership arrangement with DaimlerChrysler was implemented smoothly



Singapore Motors

	6 months ended		
	30/06/2001	30/06/2000	Change
	S$m	S$m	
Revenue	894.7	903.3	-1%
Contributions:			
Motor operations	52.0	76.6	-32%
Auto finance	6.2	4.2	48%
	58.2	80.8	-28%
Overheads & interest	(6.0)	(9.3)	-35%
Taxation	(14.2)	(23.0)	-38%
	38.0	48.5	-22%



Singapore Motors

The Market

	6 months ended		
	30/06/2001	30/06/2000	Change
Mercedes-Benz	1,898	1,901	0%
Mitsubishi	2,570	2,189	17%
Proton	478	600	-20%
Kia	1,023	158	n.m
Total	5,969	4,848	23%
Passenger car market	35,128	26,187	34%
C&C market share	17%	19%	
Commercial vehicles (excluding taxis)	1,100	967	14%
Mercedes-Benz taxis	136	25	n.m




Motors
-Singapore

Agenda

- *Financial Highlights*
- *Corporate Structure*
- ***Operational review***

Corporate structure


CYCLE & CARRIAGE

- **Motor**
  - Singapore motors 100%
  - UMF 40%
  - Cycle & Carriage Bintang 48%
  - Cycle & Carriage (Australia) 100%
  - Truck Investments 100%
- **Property**
  - MCL Land 60%
  - CCL Group Properties 79%
- **Astra** 31%



Agenda

- Financial Highlights
- **Corporate Structure**
- Operational review

Net debt / (cash)

As at	30/06/2001	30/06/2000
	S$m	S$m
MCL Land	356	168
CCL/Singapore Motors	346	419
Cycle & Carriage Australia	116	38
CCL Group Properties	26	15
Cycle & Carriage NZ/TIL	16	23
Other	-	(1)
Total	860	662



Profit after taxation and minority interests

By activity

	6 months ended 30/06/2001	6 months ended 30/06/2000	Change
	S$m	S$m	
Motors			
Singapore	38.0	48.5	-22%
Malaysia	8.8	8.9	-1%
Australia	0.5	4.5	-89%
New Zealand	1.1	0.8	38%
Others	-	2.2	-100%
	48.4	64.9	-25%
Properties			
MCL Land	3.4	4.4	-23%
CCL Gp Properties	1.6	4.5	-64%
	5.0	8.9	-44%
Astra	20.1	11.1	81%
Other interests	(10.0)	(1.9)	426%
Trading profit	63.5	83.0	-23%
Exceptional items	(37.9)	(63.7)	41%
	25.6	19.3	33%



Financial Highlights

	6 months ended		
	30/06/2001	30/06/2000	Change
	cts	cts	
Earnings per share	10.9	8.3	33%
EPS excluding exceptional items	27.1	35.5	-23%
Gross dividend per share	3.0	5.0	-40%
Net asset value per share	308.0	271.0	14%



Financial Highlights

	6 months ended		
	30/06/2001	30/06/2000	Change
	S$m	S$m	
Revenue	2,276.9	2,060.2	11%
Trading profit	63.5	83.0	-23%
Exceptional items	(37.9)	(63.7)	41%
Attributable profit	25.6	19.3	33%
Shareholders' funds	720.2	635.0	13%
Net debt/(cash)	860.2	662.0	30%
Gearing	119%	104%	



Agenda

- ***Financial Highlights***
- Corporate Stru[illegible]e
- Operational [illegible]ew



Cycle & Carriage

2001 Interim Results

http://www.cyclecarriage.com

August 2001



August 2000



CYCLE & CARRIAGE

2000 Interim Results

Cycle & Carriage



Agenda

- **Financial Highlights**
- Corporate Structure
- Operational review
- Acquisition of PT Astra International Tbk
- Corporate

Financial Highlights

	6 months ended		
	30/06/2000	30/06/1999	Change
	S$m	S$m	
Turnover	2,060.2	1,474.0	40%
Trading profit	83.0	52.7	57%
Exceptional items	(63.7)	3.3	n.m
Extraordinary items	-	1.6	-100%
Attributable profit	19.3	57.6	-66%
Shareholders' funds	635.0	1,198.4	-47%
Net debt/(cash)	662.0	(44.0)	n.m
Gearing	104%	n.m.	

Cycle & Carriage

Financial Highlights

Six months ended 30 June	2000	1999	Change
	cts	cts	
Earnings per share	8.3	23.9	-65%
EPS excluding exceptional items	35.5	22.5	58%
Gross dividend per share - interim	5.0	5.0	0%
- special	-	10.0	n.m
Net asset value per share	271.0	512.0	-47%

Cycle & Carriage



Profit after taxation and minority interests

By activity

	6 months ended		
	30/06/2000	30/06/1999	Change
Motors	S$m	S$m	
Singapore	48.5	16.3	198%
Malaysia	8.9	5.3	68%
Australia	4.5	3.5	29%
New Zealand	0.8	(0.1)	n.m.
Others	2.2	(0.4)	n.m.
	64.9	24.6	164%
Properties			
MCL Land	4.4	4.5	-1%
CCL Gp Properties	4.5	22.1	-80%
	8.9	26.6	-67%
Astra	11.1	-	n.m.
Other interests	(1.9)	1.5	n.m.
Trading profit	83.0	52.7	57%
Exceptional items	(63.7)	3.3	n.m.
Extraordinary items	-	1.6	-100%
	19.3	57.6	-66%

Cycle & Carriage

Profit after taxation and minority interests
By area

	6 months ended		
	30/06/2000	30/06/1999	Change
	S$m	S$m	
Singapore	54.6	43.5	26%
Malaysia	9.9	6.2	60%
Indonesia	11.1	-	n.m
Australia	4.5	3.5	29%
New Zealand	0.8	(0.1)	n.m
Others	2.1	(0.4)	n.m
Trading profit	83.0	52.7	57%
Exceptional items	(63.7)	3.3	n.m
Extraordinary items	-	1.6	-100%
	19.3	57.6	-66%

Net debt / (cash)

As at	30/06/2000	31/12/1999
	S$m	S$m
Head Office/Singapore		
Motors	419	(99)
MCL Land	168	139
Cycle & Carriage Australia	38	108
Cycle & Carriage NZ/TIL	20	2
CCL Group Properties	15	(64)
Other	2	5
Total	662	91



Agenda

- Financial Highlights
- **Corporate Structure**
- Operational review
- Acquisition of PT Astra International Tbk
- Corporate

Corporate structure




CYCLE & CARRIAGE
Motor
Singapore motors 100%
UMF 40%
Cycle & Carriage Bintang 48%
Cycle & Carriage (Australia) 100%
Truck Investments 100%
Property
MCL Land 60%
CCL Group Properties 79%
Astra 31%



Agenda

- Financial Highlights
- Corporate Structure
- Operational review
- Acquisition of PT Astra International Tbk
- Corporate



Singapore Motors

The Market

	6 months ended		
	30/06/2000	30/06/1999	Change
Mercedes-Benz	1,901	1,085	75%
Mitsubishi	2,189	2,010	9%
Proton	600	501	20%
Kia	158	-	n.m
Total	4,848	3,596	35%
Passenger car market	26,187	16,767	56%
C&C market share	19%	22%	
Commercial vehicles (excluding taxis)	992	604	64%

Cycle & Carriage



Singapore Motors

	6 months ended		
	30/06/2000	30/06/1999	Change
	S$m	S$m	
Turnover	903.3	557.7	62%
Contributions:			
Motor operations	76.6	27.1	183%
Auto finance	4.2	2.5	68%
	80.8	29.6	173%
Overheads & interest	(9.3)	(7.4)	26%
Taxation	(23.0)	(5.9)	290%
	48.5	16.3	198%

Cycle & Carriage



Singapore Motors

Review

- *Strong performance for Singapore motor operations due to larger COE numbers and lower premiums*
- *Net profit increased nearly twofold to $48.5 million*
- *Overall market share declined by 3 percentage points due to phase out model of Lancer*
- *Kia made a respectable entry in the first 2 months*
- *Successfully phased out existing model of C-Class. New model launched on 28 Jul 2000*



Singapore Motors

Outlook

- *Restructure Mercedes-Benz to focus on retail function from January 2001*
- *Continue to develop & expand KIA franchise*
- *Emphasise on after-sales contributions*
- *Continue to develop first class customer experience as a core value*
- *Improve efficiency through enhanced IT capability & review of processes*



Cycle & Carriage Bintang

The Market

	6 months ended		
	30/06/2000	30/06/1999	Change
Mercedes-Benz	1,123	1,267	-11%
Other	53	214	-75%
Total	1,176	1,481	-21%
Non-national car market	11,007	8,491	30%
CCB market share	11%	17%	
Mercedes-Benz CV	81	75	8%
Mazda CV	688	265	160%



Cycle & Carriage Bintang

	6 months ended		
	30/06/2000	30/06/1999	Change
	RMm	RMm	
Turnover	343.7	263.7	30%
CCB earnings	35.3	16.6	113%
Associates earnings	5.2	20.9	-75%
Profit attributable to shareholders	40.5	37.5	8%
Shareholders' funds	535.0	510.8	5%
Earnings per share -basic (sen)	41.6	38.7	7%



Cycle & Carriage Bintang

Review

- Stock shortages constrained Mercedes-Benz sales
- Mercedes-Benz remains leader in luxury car segment
- Market recovery expected to gain strength
- Future discussions to be held with Mercedes-Benz regarding participation in wholesale
- Diversify into complementary areas
- Improve overall efficiency & quality



Cycle & Carriage Australia

The Market

	6 months ended		
	30/06/2000	30/06/1999	Change
Hyundai	24,748	27,610	-10%
Audi	1,568	1,356	16%
Total	26,316	28,966	-9%
Passenger car market	239,454	277,578	-14%
Market share	11%	10%	



Cycle & Carriage Australia

	6 months ended		
	30/06/2000	30/06/1999	Change
	S$m	S$m	
Turnover	468.7	525.6	-11%
Profit attributable to shareholders	4.5	4.6	-2%
Shareholders' funds	106.0	112.0	-5%



Cycle & Carriage Australia

Review

Hyundai

- Ytd June Hyundai sales at 24,748 units were 10.4% below the corresponding period last year due to the impact of GST introduction
- Hyundai remains top selling imported car

Audi

- The sales are higher in the first half at 1,568 units due to a pre-GST price decrease with Audi, Dealer and AGA



Cycle & Carriage New Zealand/TIL

	6 months ended		
	30/06/2000	30/06/1999	Change
Passenger car	629	632	0%
Commercial vehicle	114	213	-46%
Trucks	119	-	n.m.
Total	862	845	2%
Turnover (NZ$m)	66.5	46.3	44%
Attributable profit (NZ$m)	0.9	(0.2)	n.m.

- Purchase 100% of Truck Investments for NZ$39 m (S$33 m)
- Distributes Hino, Renault, ERF, Mack, MAN & Western Star trucks with 26% market share
- Operates the only nationwide parts & service network for trucks, Truck Stops
- Provides substance to core motor business in New Zealand



MCL Land

	6 months ended		
	30/06/2000	30/06/1999	Change
	S$m	S$m	
Turnover	99.2	132.4	-25%
Trading profit	7.4	7.6	-3%
Provision reversal	1.6	5.5	-71%
	9.0	13.1	-31%
Shareholders' funds	863.4	825.1	5%
Net debt	168.1	59.8	181%
Gearing	19%	7%	
Earnings per share (cts) (excl. exceptional items)	2.0	2.1	-5%
Net assets value per share (cts)	234.0	223.0	5%

Cycle & Carriage



MCL Land

Review

- *Marginal improvement in rental market*
  - *All properties enjoyed more than 90% occupancy*
  - *Renewal rates have remained stable*
- *Residential market slowed in the first half*
  - *Contributions mainly from Sunnydale, further cost savings in Mera Gardens and write-backs in Seletar Springs*
  - *Provisions to be reviewed when The Grange, Balmoral Crescent & Robertson Quay launched*
  - *Sims Residences 46% sold. Ubi Tech Park 48% launched units sold*
- *Expansion into KL, Malaysia with 11 acres of mainly residential development*
- *16.7% stake in PropBuzz and 10% stake in eNabled Homes*



MCL Land

Outlook

- Residential sector & rental market to remain stable
- Balmoral Crescent to be launched & Sims Residences re-launched in second half
- Selective land acquisitions through en-bloc sales, government land tenders and private treaties
- Continue to actively pursue opportunities in Malaysia
- Considering disposing low yielding investment assets to higher yielding development properties in Singapore & the region
- Continued implementation of IT Strategy
- Further enhance reputation as a quality developer

CCL Group Properties

	6 months ended		
	30/06/2000	30/06/1999	Change
	S$m	S$m	
Development profit	3.2	20.6	-84%
Investment profit	1.3	1.5	-13%
Total	4.5	22.1	-80%

- MeraWoods project completed & no further development profits
- Good occupancies in investment properties



Agenda

- Financial Highlights
- Corporate Structure
- Operational review
- **Acquisition of PT Astra International Tbk**
- Corporate



Acquisition of PT Astra International Tbk

- The Cycle & Carriage consortium was successful in the tender to acquire 1.02bn shares in PT Astra International from Indonesian Bank Restructuring Agency (IBRA) in March 2000
- This represented about 38.4% of the share capital of Astra International on a fully-diluted basis, at a cost of US$505.8m
- The other members of the consortium are Government of Singapore Investment Corporation Pte Ltd, Lazard Asia Fund, PT Bhakti Investama and Batavia Investment Fund II Ltd
- Cycle & Carriage owns 31.1% (29.3% of the fully diluted share capital) of PT Astra International at a cost of US$380.3m (S$654.8m)



PT Astra International Tbk

The Market

	5 months to May 2000	2 months to May 2000
Toyota	27,607	13,961
Daihatsu	10,752	5,539
Isuzu	10,569	5,340
BMW	790	432
Peugeot	112	77
Nissan Diesel	335	220
Total	50,165	25,569
Vehicle market	98,968	48,219
Astra market share	51%	53%
Honda	159,239	65,762
Motorcycle market	291,316	124,871
Astra market share	55%	53%

PT Astra International Tbk

	5 months to May 2000	2 months to May 2000	2 months to May 2000
	Rp bn	Rp bn	S$ m
Turnover	10,372.0	4,872.8	1,072.0
Trading profit	469.6	164.7	36.2
Forex loss	(1,272.6)	(912.1)	(200.7)
Attributable profit	(803.0)	(747.4)	(164.5)
C&C's 31% share			S$ m
Trading profit (incl. adj.)			11.1
Forex loss (adj. for June)			(64.7)
			(53.6)

Cycle & Carriage



PT Astra International Tbk

Review

- *Car sales showing strong growth over previous year which was impacted by political unrest*
- *Motorcycle sales also improving but less dramatic than for cars as not as severely impacted by crisis & political turmoil*
- *Palm oil benefiting from increased area of mature trees & US$ equivalent selling prices*
- *Sales activities generally benefiting from economic recovery*
- *Strong operating cash flows sufficient to meet debt commitments without asset sales*
- *Forex losses due to unhedged US$ debt but only limited short term cash flow impact*



PT Astra International Tbk

Outlook

- Continued recovery expected to produce good trading performance
- Rupiah to remain volatile due to political factors
- Cash flow more than adequate for debt requirements
- No immediate need for asset sales



Agenda

- *Financial Highlights*
- *Corporate Structure*
- *Operational review*
- *Acquisition of PT Astra International Tbk*
- *Corporate*

Corporate

- *At 30 June 2000, the Group's net tangible assets (NTA) value was S$635.0m, a reduction of S$593.8m compared to 31 December 1999*
- *The reduction is due mainly to the write-off of goodwill (S$597m) arising from the acquisition of PT Astra & Truck Investments and the exchange loss of S$65m from the depreciation of Rupiah*
- *If the market value of investment in PT Astra were to be used, the Group revised June NTA will be as follows:*

June NTA (S$m)	*635.0*
Less: Astra's book value (S$m)	*(23.8)*
Add: Astra's market value (S$m)	*423.2*
Revised June NTA (S$m)	*1,034.4*

82-3163

Circular dated 10 April 2001

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker or other professional adviser immediately.

If you have sold all your shares in the capital of Cycle & Carriage Limited, you should immediately hand this Circular and the enclosed Proxy Form to the stockbroker or agent through whom you effected the sale for transmission to the purchaser.



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

CIRCULAR TO SHAREHOLDERS

Extraordinary General Meeting No. 1

in relation to:

(1) the proposed amendments to the Articles of Association of the Company;

(2) the modifications to the CCL Senior Executives' Share Option Scheme 2000;

(3) the modifications to the CCL Senior Executives' Share Option Scheme;

(4) the adoption of a Share Issue Mandate; and

(5) the increase of the Company's authorised share capital.

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	1 May 2001 at 11.15 a.m.
Date and time of Extraordinary General Meeting No.1	:	3 May 2001 at 11.15 a.m. (or as soon hereafter as the 32nd Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place is concluded or adjourned)
Place of Extraordinary General Meeting No.1	:	The Oriental Ballroom 1 First Floor The Oriental Singapore 5 Raffles Avenue Singapore 039797

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	The articles of association of the Company
"Board"	The board of directors of the Company
"Company"	Cycle & Carriage Limited
"Companies Act"	The Companies Act, Chapter 50 of Singapore
"CDP"	The Central Depository (Pte) Limited
"Directors"	The Directors of the Company at the date of this Circular
"EGM"	The Extraordinary General Meeting No.1 of the Company, notice of which is set out on pages 40 and 41 of this Circular
"ESOS"	The CCL Senior Executives' Share Option Scheme
"Group"	The Company and its subsidiaries
"Latest Practicable Date"	30 March 2001, being the latest practicable date prior to the printing of this Circular
"Listing Rules"	Such rules and guidelines of the SGX-ST as may for the time being be applicable to a company whose shares are listed and quoted on the SGX-ST
"NTA"	Net tangible assets
"Scheme"	The CCL Senior Executives' Share Option Scheme 2000
"SGX-ST" or *"Exchange"*	Singapore Exchange Securities Trading Limited (formerly, Stock Exchange of Singapore Limited)
"Shares"	Ordinary shares of $1.00 each in the capital of the Company
"Shareholders"	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the persons to whose securities accounts maintained with CDP are credited with the Shares
"Share Issue Mandate"	A general mandate to authorise the Directors to issue Shares (whether by way of rights, bonus or otherwise) upon and subject to the terms of such mandate
"substantial shareholder"	A person who has an interest in not less than 5% of the issued voting shares of a company that is listed on the Exchange
"$"	Singapore dollars
"%"	Percentage or per centum

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. Words importing persons include corporations.

Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act and used in this Circular shall have the meaning assigned to it under the Companies Act.

Any reference to a time of day shall be a reference to Singapore time.

CONTENTS

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

Directors:

Tan Sri Dato' Seri Mohd Saleh Sulong *(Chairman)*
Boon Yoon Chiang *(Deputy Chairman)*
Philip Eng Heng Nee *(Group Managing Director)*
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed
Rin Kei Mei
Anthony J L Nightingale
Datuk Hassan Abas
Alan Yeo Chee Yeow
Vimala Menon
Lim Ho Kee
Chang See Hiang
Neville Barry Venter
Hasni bin Harun *(Alternate to Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed)*
Owen P Howell-Price *(Alternate to Anthony J L Nightingale)*
Dato' Maznah binte Abdul Jalil *(Alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)*

Registered Office:

239 Alexandra Road
Singapore 159930

To the Shareholders of
CYCLE & CARRIAGE LIMITED

10 April 2001

Dear Sir/Madam

1. INTRODUCTION

1.1 Summary

In April 1999, the Exchange announced certain revisions to the Listing Rules. These revisions included (i) the introduction of new and more flexible guidelines for share option and share incentive schemes of listed companies, and (ii) an enhanced mandate for general share issues which a listed company may obtain from its shareholders.

Consequentially, the Company is proposing:

(a) to amend the Articles to align and update certain provisions with the Listing Rules;

(b) to modify the Scheme to improve its efficacy, and to provide the Company with greater flexibility in the structuring and grant of options;

(c) in conjunction with the modifications to the Scheme, to modify certain provisions of the ESOS to (*inter alia*) facilitate the administration of outstanding options granted under the ESOS concurrently with the administration of the options granted pursuant to the Scheme;

(d) (subject to the amendments to the Articles being approved at the EGM), to adopt an enhanced Share Issue Mandate to authorise the issue of new Shares up to the raised limits permitted by the Listing Rules; and

(e) to increase the authorised share capital of the Company to accommodate future share issues.

The Directors have convened the EGM to table the above proposals for Shareholders' approval.

1.2 This Circular

This Circular provides Shareholders with the reasons for, and information relating to, the proposals.

2. THE AMENDMENTS TO THE ARTICLES

2.1 The proposed amendments

The following Articles are proposed to be amended:

(a) Articles 4(a)(i) and 84

Articles 4(a)(i) and 84 of the Articles state that no Director shall participate in any issue of shares to employees unless (i) he holds office in an executive capacity with the Company, and (ii) the Company in general meeting has approved of the specific allotment to be made to such Director. As the Listing Rules no longer require the articles of association of a company that is listed on the Exchange to include such restrictions, it is proposed that Articles 4(a)(i) and 84 be deleted.

With the removal of these restrictions from the Articles, the eligibility of Directors (whether executive or non-executive) to participate in any share option scheme and/or share incentive scheme that is/are implemented by the Company (including the Scheme) would be governed by the Listing Rules, the terms of the relevant scheme(s), and any applicable laws, for the time being in force. Consequently, there would no longer be a need for the Company to revert to Shareholders, by reason only of the Articles, to seek specific approval on each occasion for participation by any one or more of its executive Directors in such schemes. The latter would eliminate the time-lag and associated expenses of convening general meetings by the Company to qualify executive Directors (who are otherwise eligible) for participation, thereby facilitating administration of such schemes by the Company. Where desirable or appropriate, consideration may also be given in the future, to the inclusion of non-executive Directors for participation in such schemes.

The Scheme contains restrictions similar to those in Articles 4(a)(i) and 84. The deletion of Articles 4(a)(i) and 84 from the Articles will not automatically alter the Scheme, which will continue to contain those restrictions until such time that, with the approval of Shareholders in general meeting, they are removed from the Scheme. In this connection, the modifications to the Scheme (which are described in Paragraph 3 below) include the proposed removal of the requirement for Shareholders' approval to be obtained to qualify a Director holding executive office with the Company and/or in the Group for participation. Hence, executives of the Company or the Group who are Directors will be able to participate on the same footing as other eligible executive officers of the Company and the Group, without the need for separate sanction or approval by reason only of their being a Director. However, non-executive Directors will continue to be ineligible to participate in the Scheme.

(b) Articles 4(a)(v), 4(c), 137 and 138

Articles 4(a)(v) and 4(c) of the Articles presently limit a general mandate for share issues to 10% of the Company's issued share capital in any one financial year, and excludes bonus and rights issues from the ambit of the mandate.

As the Listing Rules have been revised to raise the aggregate limit of the general mandate for share issues (by way of bonus, rights or otherwise) to 50% of a listed company's issued share capital, with a sub-limit of 20% for share issues other than on a pro-rata basis to shareholders, it is proposed that Articles 4(a)(v) and 4(c) be amended to correspond with the raised limits in the Listing Rules. Consequential amendments are proposed to Articles 137 and 138 (which deal with the capitalisation of profits and reserves of the Company for, *inter alia*, bonus share issues) to (i) bring a bonus issue of shares within the ambit of a general mandate for share issues, and (ii) clarify the Directors' discretion in the administration and implementation of capitalisation issues, including disregarding fractional entitlements or the benefit thereof accrues to the Company rather than the members concerned.

The amendments to the Articles to raise the limit of the mandate for general share issues to the fullest extent currently permitted by the Exchange will provide the Company with the maximum flexibility (within the parameters of the enhanced limits) to undertake future equity-based exercises in an expedient and cost efficient manner. In particular, the amendments will facilitate the proposed Share Issue Mandate referred to in Paragraph 4 below.

(c) Article 2

On 1 December 1999, the Exchange was renamed Singapore Exchange Securities Trading Limited. Previous to that, it was called Stock Exchange of Singapore Limited ("SES"). Rather than make *ad hoc* amendments to the Articles to reflect the current name of the Exchange, it is proposed that Article 2 of the Articles (which sets out the meanings of certain terms used in the Articles) be updated to make it clear that references to SES and derivative names such as "Stock Exchange of Singapore" wherever appearing in the Articles, means the SGX-ST (as it is now known) and any successor body.

(d) Article 144

On 22 January 2001, the Companies Act was amended to require a listed company to hold its annual general meeting within five months after the close of its financial year. Article 144 of the Articles currently provides that the Company's audited financial statements that are to be laid before a general meeting shall be made up to a date not exceeding six months from the date of such general meeting. Accordingly, Article 144 is proposed to be amended to align its provisions with those of the Companies Act.

2.2 Text of amended Articles

The Articles which are proposed for amendment have been reproduced, where appropriate, in Appendix A of this Circular, together with the text of the Articles, as amended. The amendments to the Articles are subject to the approval of Shareholders, and will be proposed as a Special Resolution ("Resolution 1") at the EGM.

2.3 Recommendation

For the reasons set out in Paragraph 2.1 above, the Directors are of the view that the amendments to the Articles, which are essentially facilitative in nature, will be in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 1 at the EGM.

3. THE MODIFICATIONS TO THE SCHEME AND THE ESOS

3.1 Background

On 6 April 1999, the Exchange released its amended guidelines for share option and share incentive schemes of listed companies (the "Revised Guidelines"). The Revised Guidelines introduced a number of changed and new features, including the following: (i) a scheme size of up to 15% of its issued share capital for a company that is listed on the Main Board of the Exchange; (ii) extension of participation in a listed company's scheme to non-executive directors, controlling shareholders and their associates, as well as employees and directors of associated companies that the listed company controls; (iii) removal of the restrictions that employees must participate only in the scheme of their principal employer and may not participate in more than one scheme concurrently; (iv) imposing a minimum two-year vesting period for options that include a discount element in their exercise price, otherwise a minimum one-year vesting period is permitted; and (v) allowing options to be granted at any time, rather then only during set periods.

On 12 April 1999, the Company issued a Circular to Shareholders in relation to several proposals, including the proposed adoption of the Scheme to succeed and replace the ESOS, which was the Company's then share option scheme. The ESOS, which had been implemented in May 1989 for senior executives of the Group, was due for retirement on 31 December 1999 upon its completion of 10 financial years of operation.

Due to the timing overlap, the Company did not have the opportunity, prior to the issue of its Circular to Shareholders in relation to, *inter alia*, the proposed adoption of the Scheme, to take into consideration some of the more significant changes that were introduced by the Revised Guidelines that had been released by the Exchange in the preceding week. As such, the terms of the Scheme contain a number of the restrictions which had been lifted or revised by the Exchange.

The Scheme was tabled to, and approved by Shareholders at, an Extraordinary General Meeting of the Company held on 6 May 1999.

3.2 Information on the Scheme

The Scheme became operative on 1 January 2000, immediately following the discontinuation of the ESOS. Unless earlier terminated, or extended with the approvals of any authorities which may then be required, and of Shareholders in general meeting, the Scheme will continue to operate at the discretion of the committee of Directors administering the Scheme (the "Committee") for 10 financial years until 31 December 2010.

Presently, only confirmed full-time executives of the Group of the rank of Grade 5 and above (including Directors holding executive appointments in the Group), are eligible for selection to participate in the Scheme. Additionally, in the case of an executive who is a member of the Board, before he may receive any grant of options under the Scheme, his proposed participation and specific allotment of Shares must first be approved by Shareholders in general meeting. As at the Latest Practicable Date, there were 29 executives of the Group (including two Directors) participating in the Scheme.

The size of the Scheme is limited to 15% of the issued share capital of the Company for the time being. Based on an issued share capital of 233,995,439 Shares as at the Latest Practicable Date, options in respect of up to 35,099,315 Shares may be granted pursuant the Scheme. At that date, options in respect of 783,000 Shares in aggregate have been granted pursuant to the Scheme, of which options in respect of 71,000 Shares have lapsed and options in respect of 712,000 Shares remain exercisable. The aggregate of 712,000 Shares in respect of which options are exercisable represent approximately 0.30% of the issued share capital of the Company.

The maximum entitlement of any executive during the entire operation of the Scheme is capped at 25% of the total number of Shares in respect of which the Company may grant options under the Scheme. Options granted under the Scheme have a life span of 10 years from their date of grant, and the number of Shares in respect of which an option may be exercised (or vest) under the Scheme are staggered over the first 3 years of the option exercise period.

The Scheme does not include any discount feature in the subscription prices that are payable for the new Shares arising on the exercise of options. Executives who are participating in the Scheme cannot participate in any other share option schemes implemented by companies in the Group, and must participate in the scheme of the company in which they are principally employed unless that company does not have a scheme. Non-executive Directors (whether of the Group or of the Company) and persons who are also substantial shareholders of the Company are not eligible to participate in the Scheme.

3.3 Rationale for the modifications

The Company proposes to modify the Scheme in several respects to improve the efficacy of the Scheme. Hence, the modifications are designed principally to provide the Company with greater flexibility in the structuring and grant of options, including the timing of the grant of options. Such added flexibility will allow the Company to use options in its recruitment strategy and to promote staff retention, as a means to instill a stronger sense of loyalty and dedication to the Group, and to encourage participants to take on greater responsibility for their performance and that of the Group's by aligning the interests of participants more closely with those of Shareholders.

The modifications, particulars of which are set out in Paragraph 3.4 below, include broadening the base of eligible participants so that more employees of the Group may be included for coverage under the Scheme; allowing options to be granted at any time during the Scheme's operation; and allowing Directors who are participants of the Scheme to be members of the Committee. The Scheme will also be modified to incorporate the requirements of the Exchange's guidelines, for disclosure to be made in the annual reports of the Company, of (*inter alia*) particulars of options granted and exercised pursuant to the Scheme with respect to the financial year reported on in the annual report.

3.4 Particulars of the modifications to the Scheme

The Scheme is proposed to be modified in the following areas:

(a) Enlarging the pool of participants

It is proposed that the categories of participants under the Scheme be broadened to encompass executives of the Group from the ranks of Grade 3 and Grade 4 to provide the Company with the means and the flexibility to incentivise more executive employees of the Group through share options.

With the entry level for participation by executives lowered to include those holding the ranks of Grade 3 and Grade 4, based on the executive staff strength of the Group as at the Latest Practicable Date, approximately 53 more executives in the Group (excluding those who are participating in schemes implemented by subsidiary companies in the Group which are their principal employers) would become eligible for selection to participate in the Scheme. The internal guidelines for the selection and grant of options under the Scheme to executives of the Group of the rank of Grade 5 and above (which include criteria such as their rank, performance, years of service and potential for future development) will apply to the new executive entrants to the Scheme holding the ranks of Grade 3 and Grade 4.

(b) Participation by Directors who hold executive appointments

As at the Latest Practicable Date, Mr Philip Eng Heng Nee ("Mr Philip Eng"), the Group Managing Director, and Mr Neville Barry Venter ("Mr Neville Venter"), the Group Finance Director, are the only two members of the present Board who are participating in the Scheme.

Pursuant to the rules of the Scheme (and in accordance with the Articles and the requirements of the Exchange prevailing prior to its implementation of the Revised Guidelines), approval from Shareholders in general meeting had been obtained for Mr Philip Eng's and Mr Neville Venter's respective participation and specific allotments under the Scheme.

In conjunction with the Company's proposal to amend Articles 4(a)(i) and 84 of the Articles to remove the restrictions imposed on the participation by Directors in share option schemes of the Company (as such restrictions are no longer required to be contained in a listed company's articles of association), it is proposed that a corresponding restriction present in the Scheme in relation to the participation by Directors who hold executive appointments in the Company ("Executive Directors") be removed, to facilitate the Company's administration of the Scheme. With the removal of such restriction from the Scheme, there would no longer be a need for Shareholders' approval to be sought for the participation and specific allotments to Executive Directors. Accordingly, in the future, any new Executive Directors who meet the eligibility criteria and are selected for participation in the Scheme, may do so on the same footing as others from within the Group who come under the same grading or category, and for whom no separate approval from Shareholders is required for their participation.

The removal of the above requirement from the Scheme has no impact in relation to Directors who hold office in a non-executive capacity, as they are not eligible to participate in the Scheme. The Company is not proposing, at this time, to include non-executive Directors of the Group for participation in the Scheme as the Scheme is intended to operate as a share option scheme for executives of the Group.

(c) <u>Vesting period</u>

The Scheme currently provides that where an executive has served less than 12 months with the Group prior to the date of grant of an option to him, he may exercise that option (subject to a vesting schedule imposed by the rules of the Scheme in respect of the Shares comprised in an option) during a period commencing after the 2nd anniversary of the date of grant, and ending on the day immediately preceding the 10th anniversary of the date of grant. The requirements are the same in relation to an executive who has served at least 12 months with the Group prior to the date of grant of the option to him except that the exercise period for his option commences after the 1st anniversary of the date of grant.

The above restrictions placed on the time frame for vesting of options in so far as they relate to a participant's length of service with the Group will be removed. Instead, the period during which options granted under the Scheme may be exercised (or vest) will be modified to provide that options granted under the Scheme will start to vest after the 1st anniversary of the date of grant, subject to the vesting schedule specified in the rules of the Scheme. All options granted under the Scheme are "market price" options. (The Scheme does not provide for any discount feature in the subscription price of options.) The modification proposed will bring the vesting period for options granted under the Scheme more into line with the prevailing market practice for "market price" options.

However, the Company intends to continue the existing vesting schedule for all options that are granted to executives under the Scheme as the Company is of the view that the imposition of a vesting schedule encourages participants to take a longer-term view of the Group. The rules of the Scheme currently provide a set vesting schedule of (i) up to one-third of the Shares comprised in an option during the first year of the exercise period applicable to that option, (ii) up to another one-third of the Shares comprised in the option during the second year of the exercise period applicable to that option, and (iii) the balance of the Shares comprised in the option from the third year of the exercise period applicable to that option. Where a participant has not exercised his option (or has exercised part only of the option) in respect of the Shares that have vested in any of the periods in (i) or (ii) or (iii), the participant is at liberty to exercise the whole (or balance remaining) of the option from the fourth year onwards up to the end of the exercise period of that option.

(d) <u>Administration of the Scheme</u>

The following changes are proposed to assist and improve the Company's administration of the Scheme:

(i) *Composition of the Committee*

It is proposed that membership of the Committee be extended to include Directors who are also participants of the Scheme. The added flexibility will allow the Board to consider the inclusion of one or two Executive Directors as members of the Committee. As an Executive Director would be more familiar with the operations of the Group, it would enable the Committee to have a more comprehensive evaluation and review of the performance of executives and employees when selecting and granting options to them. To eliminate any potential conflicts of interests, a member of the Committee who is also a participant of the Scheme will not be involved in its deliberations in respect of options granted or to be granted to him.

Currently, the rules of the Scheme stipulate that the Committee must consist only of Directors who are not participants of the Scheme. As at the Latest Practicable Date, the Committee administering the Scheme comprises 5 members of the present Board, all of whom are non-executive Directors.

(ii) *Ability to grant options at any time*

Under the Scheme, options may only be granted within the period of 42 days commencing after the 5th market day following the release of the Company's interim or full-year results.

In line with the modifications proposed to improve the efficacy of the Scheme, the restriction on the periods during which options may be granted will be removed. Consequently, options may be granted under the Scheme at any time, and from time to time. This will allow the Company to have the flexibility of timing the grant of options to coincide with (for example) salary/performance reviews and recruitment exercises.

(iii) *Adjustments to options as a result of variation in issued share capital*

The Scheme provides that if a variation in the issued ordinary share capital of the Company occurs (whether by way of a capitalisation or rights issue, reduction, sub-division, or consolidation), then the subscription price, the nominal value, class and/or number of Shares comprised in an option or over which options may be granted shall be adjusted by the Committee in such manner as it deems appropriate. Except in relation to a capitalisation (bonus) issue, each adjustment requires the written confirmation of the auditors of the Company (acting as experts and not as arbitrators) that, in their opinion, the adjustment is fair and reasonable.

As adjustment exercises can be time consuming for the Company, and the expenses of such an exercise disproportionate to its value, it is also provided in the Scheme that certain events would not be considered as events requiring adjustment. They include the issue of securities as consideration for an acquisition or a private placement of securities by the Company, the issue of new Shares on the exercise of options or other convertibles of the Company, and the issue of new Shares pursuant to a scrip dividend scheme for the time being of the Company.

It is proposed that the provisions dealing with adjustment exercises be modified and clarified in the following respects:

- *firstly*, to provide the Committee with greater discretion in the administration of adjustment exercises. Accordingly, in addition to events giving rise to changes in the issued share capital of the Company (such as a capitalisation or rights issue, a reduction, sub-division or consolidation), the Committee may also determine whether an adjustment should be made to outstanding options in the event of a dividend declaration by the Company (whether interim or final and whether in cash or *in specie*), and if so, the manner of the adjustment. For instance, a significant distribution to Shareholders (whether in cash or *in specie*) having a potential material dilutive effect on the fair value of the outstanding options may warrant an adjustment having to be made to the subscription price and/or the number of Shares comprised in those options in order to offset the dilution in their value as a consequence of that distribution. The objective of such adjustment would be to maintain as nearly as possible the value of those options at a level equivalent to that before the distribution. However, a typical interim or final dividend declaration by the Company would not ordinarily give rise to any adjustment having to be made.

- *secondly*, to provide the Committee with a discretion to consider whether an adjustment would be appropriate in respect of events that would not normally give rise to an adjustment. Ordinarily, no adjustment would be made in the event of any increase in the issued share capital of the Company as a consequence of a private placement, or the exercise of options or other convertibles issued by the Company, or the issue of new Shares pursuant to a scrip dividend scheme for the time being of the Company. Although such events taken singly or in isolation may not impact on outstanding options, they could potentially be dilutive if they occurred together or within a very brief time of the other. In such types of situations, the Committee would have the added flexibility to consider whether an adjustment would be desirable, having regard to factors such as the potential size of such increases in the share capital of the Company, and their possible impact on outstanding options held by participants.

- *thirdly*, to make it clear that the cancellation of issued Shares as a result of market purchases of such Shares on a stock exchange undertaken by the Company pursuant to a share purchase mandate for the time being in force will not normally be regarded as an event that requires adjustment. As such market purchases may be undertaken from time to time and at any time, it would be cumbersome and cost inefficient for the Company to have to make adjustments to outstanding options every time that market purchases of Shares are made pursuant to a share purchase mandate.

- *fourthly*, to provide that all adjustments shall be subject to the written confirmation of the Company's auditors (acting only as experts and not as arbitrators) that in their opinion, such adjustment is fair and reasonable.

The Company believes that the above changes will be beneficial to both participants and the Company in the administration of adjustments.

(e) Disclosure in the Company's annual reports

In accordance with the requirements of the SGX-ST, the Scheme will be modified to include as an express rule of the Scheme, the disclosures required to be made by the Company in its annual reports in relation to the Scheme. The disclosure obligation, as stipulated in the Revised Guidelines, include (*inter alia*) the following: (i) the names of the members of the Committee; and (ii) information relating to options (including terms) granted to and/or exercised during the financial year by participants who are (1) Directors, and (2) executives (other than Directors) who have received options representing, in aggregate, 5% or more of the total number of Shares available under the Scheme.

(f) Name of the Scheme and name of SGX-ST

In view of the broadening of the pool of eligible participants of the Scheme to include employees of the Group who are not senior executives, the Scheme will be renamed the "CCL Executives' Share Option Scheme 2000".

The opportunity will also be taken to update references to "SES" with "SGX-ST" in the rules of the Scheme.

Details of the modifications to the particular rules of the Scheme are set out in Appendix B of this Circular. The Scheme, as modified, complies with the Revised Guidelines applicable to share option schemes of Main Board listed companies.

In-principle approval has been received from the SGX-ST for the listing of, and quotation for, the new Shares arising from the exercise of options granted pursuant to the Scheme, as modified. The approval of the SGX-ST is not to be taken as an indication of the merits of the Scheme, the proposed modifications to the Scheme, the new Shares, or the Company.

3.5 Directors' interests in the Scheme

Except for Mr Philip Eng and Mr Neville Venter, none of the other members of the present Board are participants of the Scheme. Particulars of the options granted pursuant to the Scheme to each of Mr Philip Eng and Mr Neville Venter as at the Latest Practicable Date are set out in the table below.

		<———— Number of Shares		————>
Director	Date of grant of option	Comprised in option granted	Allotted on exercise of option	Over which option is exercisable
Mr Philip Eng	1 March 2000	120,000	—	120,000
Mr Neville Venter	12 May 2000	80,000	—	80,000

3.6 Financial effects

Based on Singapore accounting standards as currently applied, the grant of options under the Scheme will not result in a direct impact on the Company's profitability, as no cash outlay would be expended by the Company or the Group at the time of the grant of such options, as compared with cash bonuses. However, whenever options are granted by the Company to subscribe for new Shares in its capital, such options have a fair value at the time of grant. The fair value of an option at the time of grant may be derived by applying any of a variety of valuation techniques or pricing models developed for valuing traded options to determine the estimated value of the option on the grant date.

Under the Scheme, a participant who is granted an option pays a nominal consideration of $1.00 to the Company, on his acceptance of the offer of the option. In so far as such options are granted at a consideration which is less than their fair value at the time of grant, there will be a cost to the Company (in that the Company will receive from the executive upon the grant of the option to him, a consideration that is less than the fair value of the option), the size of which will depend on the amount of options granted pursuant to the Scheme. If such cost were to be recognised, it would have to be charged to the Company's profit and loss account at the time that the options are granted.

Subject as aforesaid, when options are exercised, the cash in-flow will add to the consolidated NTA of the Company and its share capital base will grow.

3.7 Modifications to the ESOS

Notwithstanding that the ESOS has been terminated and no further options have been granted under the ESOS since its replacement by the Scheme, the outstanding options granted prior to the termination of the operation of the ESOS will still continue to be exercisable during their validity period. The ESOS provides a validity period of up to the end of 57 months from the date of grant of the relevant option.

On 18 November 1998, the Companies Act was amended to permit share options granted by a public company on or after that date to its employees and employees of its related corporations to have a maximum life span of 10 years. As at the Latest Practicable Date, options in respect of an aggregate of 1,224,000 Shares were outstanding (collectively, the "Outstanding Options") under the ESOS. Except for the Outstanding Options that were granted on 5 April 1999 in respect of an aggregate of 431,000 Shares (the "1999 Options"), all the other Outstanding Options were granted prior to 18 November 1998. As at the Latest Practicable Date, 14 participants of the ESOS, all of whom are full-time executives of the Group, held the 1999 Options. To encourage these executives to take a longer-term view of the Group, it is proposed that the validity period of the 1999 Options be extended to 10 years from their date of grant to correspond with the validity period for options that are granted under the Scheme. Consequently, it is proposed that the definition of "Option Period" in Clause 3 of the ESOS be modified to provide that the period for the exercise of the 1999 Options which would (but for such modification) expire at the end of 57 months from their date of grant, that is, 4 January 2004, be extended to the date immediately preceding the 10th anniversary of their date of grant, that is, 4 April 2009. However, in respect of the remaining Outstanding Options, as they were granted prior to 18 November 1998, these Outstanding Options will continue to have a validity period of up to the end of 57 months from their relevant date of grant and continue to be exercisable in accordance with the existing provisions of the ESOS applicable to their exercise.

Additionally, in view of the modifications that are proposed to the Scheme, and in order to facilitate administration of the ESOS in relation to Outstanding Options (including the 1999 Options) contemporaneously with options that are granted pursuant to the Scheme, it is proposed that Clause 14 of the ESOS (which deals with adjustments that have to be made to Outstanding Options in the event of a variation in the issued share capital of the Company), be modified to align them more closely with similar provisions in the Scheme. By streamlining these provisions of the ESOS with those of the Scheme as modified, potential anomalies in the adjustments events affecting options that are held by participants under the Scheme and Outstanding Options that are held under the ESOS will be reduced, thereby relieving both scheme administrators and

participants of confusion. With greater consistency in the concurrent administration of Outstanding Options and new options that are granted under the Scheme, the associated costs and time involved in attending to such matters as adjustment exercises under the respective schemes will be reduced.

In conjunction with the modification to Clause 14, it is also proposed that Clauses 3 and 18 of the ESOS (which deal with the composition of the committee of Directors charged with the administration of the ESOS, and the duties and powers of such committee) are proposed to be modified to align them more closely with similar provisions of the Scheme as modified, so as to facilitate administration of the Outstanding Options in conjunction with the administration of options that are granted under the Scheme.

The proposed modifications to the ESOS described above are set out in Appendix C of this Circular.

Mr Philip Eng is the only member of the present Board who participated in the ESOS. Particulars of the Outstanding Options held by Mr Philip Eng as at the Latest Practicable Date are set out in the table below.

	Number of Shares		
Date of grant of Outstanding Option	Comprised in Outstanding Option granted	Allotted on exercise of Outstanding Option	Over which Outstanding Option is exercisable
24 March 1997	120,000	—	120,000
9 April 1998	120,000	—	120,000
5 April 1999	100,000	—	100,000

3.8 Shareholders' approval and voting

In relation to the modifications to the Scheme:

(a) Shareholders' approval will be sought at the EGM for the modifications to the Scheme, which will be proposed as an Ordinary Resolution ("Resolution 2") at the EGM.

(b) The Directors (other than Mr Philip Eng and Mr Neville Venter, who have abstained from making any recommendation as they are to be regarded as interested parties in relation to the Scheme) are of the view, for the reasons given in Paragraphs 3.3 and 3.4 above, that the Scheme is in the best interests of the Company, and accordingly recommend that Shareholders vote in favour of Resolution 2 at the EGM.

Mr Philip Eng and Mr Neville Venter, being participants of the Scheme, will abstain from voting on Resolution 2 at the EGM in respect of any Shares owned by them.

(c) The Company will procure that executives and employees of the Group who are participating in the Scheme, or who will become eligible to qualify for participation in the Scheme as modified, will abstain from voting at the EGM on Resolution 2 in respect of any Shares respectively owned by them.

(d) Additionally, the Company will procure that the foregoing categories of persons who are required to abstain personally from voting on Resolution 2 at the EGM will not act as, or accept appointment as, proxies to vote on Resolution 2 for any Shareholders who are regarded as being interested in the subject matter of Resolution 2. They may, however, act as proxies to vote at the EGM for independent Shareholders provided that, the appointor (being the independent Shareholder) shall have given specific voting instructions to the proxy on the voting of the appointor's Shares in relation to Resolution 2.

In relation to the modifications to the ESOS:

(a) Shareholders' approval will be sought for the modifications to the ESOS, which will be proposed as an Ordinary Resolution ("Resolution 3") at the EGM.

(b) For the reasons explained in Paragraph 3.7 above, the Directors (other than Mr Philip Eng who holds Outstanding Options under the ESOS and has abstained from making any recommendation) consider the proposed modifications to the ESOS to be in the best interests of the Company, and accordingly recommend that Shareholders vote in favour of Resolution 3 at the EGM.

(c) The Company will procure executives of the Group who hold Outstanding Options to abstain from voting, in respect of any Shares held by them, on Resolution 3 at the EGM.

(d) Additionally the Company will procure that the executives of the Group who hold Outstanding Options and who are to abstain personally from voting in respect of any Shares held by them at the EGM on Resolution 3, will not act as, or accept appointment as, proxies to vote on Resolution 3 for any Shareholders who are regarded as being interested in the subject matter of Resolution 3. They may, however, act as proxies to vote at the EGM for independent Shareholders provided that, the appointor (being the independent Shareholder) shall have given specific voting instructions to the proxy on the voting of the appointor's Shares in relation to Resolution 3.

4. THE SHARE ISSUE MANDATE

4.1 The proposed general mandate for share issues

The amendments to the Articles described in Paragraph 2.1 above include amendments to Articles 4(a), 4(c) and 137 of the Articles. If these Articles are amended as proposed, the limit placed on the general mandate for share issues which the Company may obtain from Shareholders will be raised (from 10%) to 50% of the issued share capital of the Company in aggregate, with a sub-limit of 20% for issues other than on a pro-rata basis to Shareholders. Additionally, while past share issue mandates could only be used for issues of Shares other than bonus or rights issues, the new raised limit may be used for issues of Shares by way of bonus, rights or otherwise.

4.2 Shareholders' approval

Therefore, subject to Resolution 1 being passed as a Special Resolution, the Company will be seeking Shareholders' approval at the EGM for the Share Issue Mandate to be given to the Directors (pursuant to Section 161 of the Companies Act and the revised Listing Rules) to issue Shares up to the full extent of the raised limits, instead of 10% of its issued share capital, as was done in past Annual General Meetings of the Company. This proposal will be tabled as an Ordinary Resolution ("Resolution 4") at the EGM.

4.3 Rationale and benefit

The Share Issue Mandate will enable the Company to issue Shares on a pro-rata basis to Shareholders (such as a rights issue or a bonus issue or a combination of both) and issue Shares other than on a pro-rata basis to Shareholders (such as a private placement), subject in aggregate to an overall limit of 50% of the Company's issued share capital, with a sub-limit of 20% for share issues other than on a pro-rata basis to Shareholders, without having to revert to Shareholders for a fresh approval. It should be noted, however, that the Share Issue Mandate will not apply to an issue of securities (including new Shares) for which the Listing Rules require separate Shareholders' approval to be obtained (for instance, a proposed issue of new Shares in excess of the aggregate 50% limit).

4.4 Validity period of Share Issue Mandate

If approved at the EGM, the Share Issue Mandate will take effect on the passing of Resolution 4 and continue in force until the next Annual General Meeting of the Company, unless prior thereto, share issues are carried out to the full extent mandated or the Share Issue Mandate is revoked or varied by the Company in general meeting. The Share Issue Mandate will be put to Shareholders for renewal at each subsequent Annual General Meeting of the Company.

4.5 Recommendation

The Share Issue Mandate will enable the Company to raise funds more expeditiously if and when a need arises. Hence, the Directors are of the view that the Share Issue Mandate will be beneficial to, and in the interests of, the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 4 at the EGM.

5. THE INCREASE OF AUTHORISED SHARE CAPITAL

5.1 Rationale

The Company's present authorised share capital is $300,000,000 divided into 300,000,000 Shares. As at the Latest Practicable Date, 233,995,439 Shares have been issued and are fully paid.

It is proposed that the Company's authorised share capital be increased to $600,000,000 by the creation of 300,000,000 new Shares. The increase of the authorised share capital of the Company will accommodate future issues of Shares by the Company up to the increased level.

An Ordinary Resolution for the proposed increase of authorised share capital will be put to Shareholders for approval ("Resolution 5") at the EGM.

5.2 Recommendation

As a higher authorised capital will facilitate expansion of the Company's issued share capital base, the Directors are of the opinion that the proposed increase is in the interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 5 at the EGM.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors and substantial shareholders of the Company in issued Shares were as follows:

	Direct		Deemed	
	No. of Shares	% of total issued Shares	No. of Shares	% of total issued Shares
Director				
Tan Sri Dato' Seri Mohd Saleh Sulong [1]	—	—	48,317,800	20.6
Boon Yoon Chiang	—	—	—	—
Philip Eng Heng Nee	10,000	—	—	—
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed	—	—	—	—
Rin Kei Mei	—	—	—	—
Anthony J L Nightingale	—	—	—	—
Datuk Hassan Abas	—	—	—	—
Alan Yeo Chee Yeow	—	—	—	—

	Direct		Deemed	
	No. of Shares	% of total issued Shares	No. of Shares	% of total issued Shares
Director				
Vimala Menon	—	—	—	—
Lim Ho Kee	—	—	—	—
Chang See Hiang	—	—	—	—
Neville Barry Venter	10,000	—	—	—
Alternate Director				
Hasni bin Harun	—	—	—	—
Owen P Howell-Price	—	—	—	—
Dato' Maznah binte Abdul Jalil	—	—	—	—
Substantial Shareholder				
Jardine Strategic Holdings Limited [(2)]	61,679,378	26.4	—	—
Edaran Otomobil National Berhad	48,317,800	20.6	—	—
Employees Provident Fund Board	27,726,175	11.8	—	—
Tweedy, Browne Company LLC	11,931,600	5.1	—	—

Notes:

(1) Tan Sri Dato' Seri Mohd Saleh Sulong, through his interest in (i) DRB-HICOM Berhad (formerly known as Diversified Resources Berhad) ("DRB-HICOM"), (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"), (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"), (iv) DRB-HICOM's and Mega's interests in Hicom Holdings Berhad ("HICOM"), and (v) HICOM's interest in Edaran Otomobil National Berhad ("EON") is deemed to have an interest in the 48,317,800 Shares held by EON.

(2) JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 61,679,378 Shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 40 and 41 of this Circular, will be held at The Oriental Ballroom 1, First Floor, The Oriental Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11.15 a.m. (or as soon thereafter as the 32nd Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing the Special and Ordinary Resolutions respectively set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, by not later than 11.15 a.m. on Tuesday, 1 May 2001. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

9. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company during normal business hours from the date hereof up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company; and

(b) the rules of the Scheme and the regulations of the ESOS respectively.

Yours faithfully
CYCLE & CARRIAGE LIMITED

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman

APPENDIX A

THE AMENDMENTS TO THE ARTICLES

The amendments that are proposed to be made to the Articles are set out below. For ease of reference, the text of the Articles (where relevant) which are recommended for amendment have also been reproduced.

1. <u>ARTICLE 2</u>

Article 2 of the Articles sets out the meanings of certain words and expressions used in the Articles. The penultimate paragraph of Article 2 reads as follows:

> "Save as aforesaid, any words or expressions defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning as in these presents."

<u>Amendment to Article 2</u>

Article 2 will be amended by inserting the following new paragraph immediately preceding the penultimate paragraph of Article 2:

> "References in these presents to "Stock Exchange of Singapore Limited" and "Stock Exchange of Singapore" shall be read, from 1 December 1999, as references to Singapore Exchange Securities Trading Limited (including any successor entity or body)."

2. <u>ARTICLE 4</u>

Article 4 of the Articles deals generally with the issue of shares in the capital of the Company. Article 4, as presently framed, is reproduced below.

> "4. (a) Subject to the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to paragraph (b) below, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, provided always that:-
>
> (i) no Director shall participate in any issue of shares to employees unless the members in General Meeting have approved of the specific allotment to be made to such Director and unless he holds office in an executive capacity;
>
> (ii) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in General Meeting;
>
> (iii) no shares shall be issued at a discount except in accordance with the Act;
>
> (iv) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of paragraph (b) below with such adaptations as are necessary shall apply; and

(v) any other issue of shares, the aggregate of which would in any one financial year of the Company exceed ten per cent. of the issued capital of the Company at the date of such issue, shall be subject to the approval of the Company in General Meeting.

(b) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting the time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this paragraph (b). Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within 10 market days of the closing date (or such other period as may be approved by any Stock Exchange upon which the shares in the Company may be listed) of any such application. The expression "market day" shall have the meaning ascribed to it in Article 40.

(c) Notwithstanding paragraph (b) above but subject to the Act, the Company may apply to the Stock Exchange of Singapore Limited to waive the convening of an Extraordinary General Meeting to obtain shareholders' approval for further issue of shares (other than bonus or rights issues) where:-

(i) in accordance with the provisions of Section 161 of the Act there is still in effect a resolution approving the issue of shares by the Company; and

(ii) the aggregate issues of which in any financial year (other than by way of bonus or rights issues) do not exceed ten per cent. of the issued capital of the Company."

Amendments to Article 4

Articles 4(a) and 4(c) will be deleted and replaced with new provisions. In particular, sub-paragraphs (i) and (v) of existing Article 4(a) will be removed.

Article 4, as amended, is set out below in its entirety and will be substituted in place of existing Article 4 in the Articles. For convenient reference only, the main differences between the new provisions and the existing provisions appear in bold print.

"4. (a) Subject to the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to paragraph (b) below, and to any special rights attached to any shares for the time being issued, the Directors may allot **and issue shares** or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, provided always that:-

(i) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in General Meeting;

(ii) no shares shall be issued at a discount except in accordance with the Act; and

(iii) **(subject to any direction to the contrary that may be given by the Company in General Meeting)** any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of paragraph (b) below with such adaptations as are necessary shall apply.

(b) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting the time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this paragraph (b). Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within 10 market days of the closing date (or such other period as may be approved by any Stock Exchange upon which the shares in the Company may be listed) of any such application. The expression "market day" shall have the meaning ascribed to it in Article 40.

(c) Notwithstanding paragraph (b) above, **the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:-**

(i) the aggregate number of shares to be issued pursuant to such authority does not exceed fifty per cent. (or such other limit as may be prescribed by any Stock Exchange upon which the Company may be listed) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per cent. (or such other limit as may be prescribed by any Stock Exchange upon which the Company may be listed) of the issued share capital of the Company for the time being; and

(ii) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest). "

3. ARTICLE 84

Article 84 deals with the allotment of shares to Directors as part of an issue of shares to employees. Article 84, as presently framed, is set out below.

"84. No director shall be allotted shares as part of an issue of share to employees unless he has been appointed to an executive office with the Company and unless prior to such allotment the members in general meeting have approved of the same."

Amendment to Article 84

In conjunction with the deletion of sub-paragraph (i) from Article 4(a), the provisions of Article 84 will be deleted and replaced by a new provision that is consistent with the amendment to Article 4(a).

Article 84, as amended, is set out below and will be substituted in place of existing Article 84 in the Articles. For convenient reference only, the main differences between the new provision and the existing provision appear in bold print.

> "84. A Director may, **subject to prevailing rules or guidelines prescribed by any Stock Exchange on which the shares of the Company may be listed, any applicable laws and the regulations of any share option or share incentive schemes implemented by the Company for the time being,** participate in any such scheme and be allotted shares in the Company in accordance with, and pursuant to, the regulations of that scheme."

4. ARTICLE 137 AND ARTICLE 138

Articles 137 and 138 deal with the capitalisation of profits and reserves. The existing provisions of Articles 137 and 138 are reproduced below.

> "137. The Company may, upon the recommendation of the Directors, by Ordinary Resolution resolve that it is desirable to capitalise any sum standing to the credit of any of the Company's reserve accounts (including the share premium account and any capital redemption reserve funds) or any sum standing to the credit of profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend, and accordingly that the Directors be authorised and directed to appropriate the sum resolved to be capitalised to the members holding Ordinary Shares in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends and to apply such sum on their behalf, either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such members respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid or partly in one way and partly in the other: Provided that a share premium account and a capital redemption reserve fund may only be applied hereunder in the paying up of unissued shares to be issued to members as fully paid."

> "138. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the sum resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures (if any) and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for the allotment to them respectively credited as fully paid up of any further shares to which they may be entitled upon such capitalisation, and any agreement made under such authority shall be effective and binding on all such members."

Amendments to Article 137 and Article 138

Consequential amendments will be made to Article 137 in conjunction with the deletion of Article 4(a)(v) and amendment of Article 4(c). At the same time, the powers of the Directors in Article 138 in relation to the administration of capitalisation issues will be clarified.

Articles 137 and 138, as respectively amended, are set out below and will be substituted in place of existing Article 137 and existing Article 138 respectively in the Articles. For convenient reference only, the main differences between the new provisions and the existing provisions appear in bold print.

"137. **The Directors may with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 4(c))** capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts (including the share premium account and any capital redemption reserve funds) or any sum standing to the credit of the profit and loss account or otherwise available for distribution, provided that such sum be not required for paying the dividends on any shares carrying a fixed cumulative preferential dividend, and accordingly **the Directors be authorised to appropriate the sum to be capitalised** to the members holding **o**rdinary shares **in the Company** in the proportions in which such sum would have been divisible amongst them had the same been applied or been applicable in paying dividends **on the ordinary shares** and to apply such sum on their behalf, either in or towards paying up the amounts (if any) for the time being unpaid on any shares held by such members respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, such shares or debentures to be allotted and distributed and credited as fully paid up to and amongst such members in the proportion aforesaid or partly in one way and partly in the other: Provided that **(except as may otherwise be permitted by the Act)** a share premium account and a capital redemption reserve fund may only be applied hereunder in the paying up of unissued shares to be issued to members as fully paid."

"138. The Directors shall make all appropriations and applications of the sum to be capitalised **pursuant to Article 137**, and all allotments and issues of fully paid shares or debentures (if any) and generally may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise in the proportion aforesaid (including without limitation, the issue of fractional certificates or by payment in cash or otherwise as they think fit for shares or debentures becoming distributable in fractions, **or provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned**). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned."

5. ARTICLE 144

Article 144 deals with the presentation of the Company's annual accounts to shareholders at a general meeting. Article 144, as presently framed, is set out below.

"144. The Directors shall in accordance with the provisions of the Act cause to be prepared and laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary made up to a date not exceeding six months before such General Meeting or such other period as may be approved by the Stock Exchange of Singapore."

Amendment to Article 144

Article 144 will be deleted and replaced by a new provision that is consistent with the recent amendment to the Companies Act requiring the accounts to be made up to a date not more than five months before the date of the general meeting.

Article 144, as amended, is set out below and will be substituted in place of existing Article 144 in the Articles. For convenient reference only, the main differences between the new provision and the existing provision appear in bold print.

"144. The Directors shall in accordance with the provisions of the Act cause to be prepared and laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary made up to a date not exceeding **five months** before such General Meeting or such other period as may be **permitted by the Act**."

THE MODIFICATIONS TO THE SCHEME

The existing provisions of the Scheme have been reproduced in Section 1 below.

Section 1

1. Definitions

Unless the context otherwise requires, the following words and expressions shall have the following meanings:

"Act"	The Companies Act, Chapter 50 of Singapore as amended or modified from time to time
"Adoption Date"	The date on which the Scheme is adopted by the Company in general meeting
"Aggregate Subscription Cost"	The total amount payable for the Shares to be subscribed for on the exercise of an Option
"Auditors"	The auditors for the time being of the Company
"Board"	The board of directors of the Company
"CDP"	The Central Depository (Pte) Limited
"Committee"	A committee comprising Directors who are not Participants, duly authorised and appointed by the Board to administer the Scheme
"Company"	Cycle & Carriage Limited
"Date of Grant"	The date on which the offer of the grant of an Option is made pursuant to Rule 4
"Depository Agent"	An entity registered as a depository agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others
"Director"	A director for the time being of the Company
"Executive"	A full-time executive employee of the Group (including an Executive Director) selected by the Committee to participate in the Scheme in accordance with Rule 4(a)
"Executive Director"	A Director who is a full-time employee of the Group and performs an executive function
"financial year"	Each period of 12 months at the end of which the accounts of the Company are drawn up and audited, or any period of more or less than 12 months at the end of which the accounts of the Company are drawn up and audited, for the purpose of laying the same before an annual general meeting of the Company
"Group"	The Company and its subsidiaries

"market day"	A day on which the SES is open for trading in securities
"Option"	The right to subscribe for Shares granted or to be granted pursuant to the Scheme and for the time being subsisting
"Option Period"	Subject to Rule 6, in respect of an Executive who has been in the service of the Group for at least 12 months prior to the Date of Grant, a period commencing after the 1st anniversary from the Date of Grant and ending on the date immediately preceding the 10th anniversary of such Date of Grant; and, in respect of an Executive who has been in the service of the Group for less than 12 months prior to the Date of Grant, a period commencing after the 2nd anniversary from the Date of Grant and ending on the date immediately preceding the 10th anniversary of such Date of Grant
"Participant"	The holder of an Option
"Rules"	The rules of the Scheme, as the same may be amended from time to time
"Scheme"	The CCL Senior Executives' Share Option Scheme 2000
"SES"	Stock Exchange of Singapore Limited
"Shares"	Ordinary shares of $1.00 each in the capital of the Company
"Subscription Price"	The price at which a Participant shall subscribe for each Share upon the exercise of an Option (as determined in accordance with Rule 5)
"trading day"	A day on which Shares are traded on the SES
"$"	Singapore dollars
"%"	Per centum

Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act and used in these Rules shall have the meaning assigned to it under the Act.

Words importing the singular number shall include the plural number where the context admits and vice versa. Words importing the masculine gender shall include the feminine gender where the context admits.

Any reference to a time of day shall be a reference to Singapore time.

2. Name of Scheme

The Scheme shall be called the "CCL Senior Executives' Share Option Scheme 2000".

3. Objective of the Scheme

The Scheme is a share incentive scheme. The objective of the Scheme is to provide an opportunity for selected Executives of the rank of Grade 5 and above, to participate in the equity of the Company.

4. **Grant of Options**

(a) The following persons, unless they are also substantial shareholders of the Company as defined in the Act, shall be eligible to participate in the Scheme:

(i) confirmed full-time employees of the Group of the age of 21 years and above holding the rank of Grade 5 and above, and who are, in the absolute discretion of the Committee, selected to participate in the Scheme;

(ii) Executive Directors whose participation and specific allotments are approved by the Company in general meeting; and

(iii) employees of the Group who qualify under (i) or (ii) above, and are seconded to any associated company of the Company.

For the purposes of this paragraph (a), the secondment of a full-time employee of the Group to an associated company of the Company, shall not be regarded as a break in his employment or his having ceased by reason only of such secondment to be a full-time employee.

(b) Executives who are participating in the Scheme shall not be eligible to participate in any other share option schemes implemented by any other company in the Group. An employee shall always participate in the scheme of the company in which he is principally employed unless that company has not implemented a scheme.

(c) Offers of the grant of Options may be made by the Committee to such Executives as it may select in its absolute discretion at any time within the period of 42 days commencing after the 5th market day following the date of announcement of the Company's interim results or final results. In the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made during the aforesaid 42-day period, offers of the grant of Options may only be made after the 5th market day from the date on which the aforesaid announcement is released. Provided always that the aforesaid 42-day period may be extended with the approval of the SES.

The Letter of Offer to grant an Option shall be in or substantially in the form set out in Schedule 1 (subject to modification by the Committee from time to time).

(d) Subject to Rule 4(e) and any adjustments that may be made under these Rules, the number of Shares to be offered to an Executive pursuant to the Scheme shall be determined at the discretion of the Committee who shall take into account criteria such as the rank, performance, years of service and potential for future development of the Executive.

(e) The total number of Shares which may be offered to an Executive in accordance with and for the entire duration of the Scheme (including adjustments, if any, made under Rule 10) shall not exceed 25% of the total number of Shares in respect of which the Company may grant Options as provided in Rule 9.

(f) No Option shall be granted to an Executive who is an Executive Director unless the participation and specific allotment of Shares shall have been approved by the Company in general meeting.

(g) To accept an offer of the grant of an Option made under this Rule 4, the Executive must complete, sign and return an Acceptance Form within 30 days from the Date of Grant of that Option (or such longer period as the Committee, in its absolute discretion, may allow) accompanied by payment of $1.00 as consideration. The Acceptance Form shall be in or substantially in the form set out in Schedule 2 (subject to modification by the Committee from time to time).

(h) If the offer of a grant of an Option is not accepted in the manner as provided in Rule 4(g), such offer shall upon the expiry of the 30-day (or longer) period automatically lapse and shall be null and void and of no effect.

(i) An Option is personal to the Executive to whom it is granted and may not be transferred, charged, assigned or otherwise disposed of or encumbered in whole or in part without the prior approval of the Committee.

5. Subscription Price

Subject to any adjustment pursuant to Rule 10, the Subscription Price for each Share in respect of which an Option is exercisable shall be the average of the last dealt price for a Share, as determined by reference to the Financial News published by the SES, for the 3 consecutive trading days immediately preceding the Date of Grant of that Option, or the nominal value of the Share, whichever is higher.

6. Rights to Exercise Option

(a) Subject as provided in this Rule 6 and in Rules 7 and 8 (a), an Option shall be exercisable by a Participant at any time during the Option Period applicable to that Option.

(b) An Option shall, to the extent unexercised, immediately lapse without any claim against the Company:

(i) subject to Rules 6(c), (d) and (e), upon the Participant ceasing to be in the full-time employment of the Group for any reason whatsoever; or

(ii) upon the bankruptcy of the Participant or the happening of any other event which results in his being deprived of the legal or beneficial ownership of such Option; or

(iii) in the event of any misconduct on the part of the Participant as determined by the Committee in its discretion.

For the purpose of Rule 6(b)(i), the Participant shall be deemed to have ceased to be so employed as of the date the notice of termination of employment is tendered by or is given to him, unless such notice shall be withdrawn prior to its effective date.

(c) If a Participant ceases to be employed by the Company or any of its subsidiaries by reason of ill-health, injury, disability (in each case evidenced to the satisfaction of the Committee), redundancy, retirement or for any other reason approved in writing by the Committee, he may exercise any Option then remaining unexercised within such period falling within the Option Period applicable to the Option as the Committee may in its absolute discretion determine, and upon expiry of such period, that Option shall lapse.

(d) If a Participant ceases to be employed by the Company or any of its subsidiaries:

(i) by reason of the company in which he is employed ceasing to be a company within the Group or the undertaking or part of the undertaking of such company being transferred otherwise than to another company within the Group; or

(ii) for any other reason provided the Committee gives its consent in writing,

he may, at the absolute discretion of the Committee exercise any Option then remaining unexercised within such period during the Option Period as may be determined by the Committee in its absolute discretion.

(e) If a Participant dies and at the date of his death held any unexercised Option, such Option may be exercised by the duly appointed personal representative of the Participant within the period of 12 months after his death or before expiration of the Option Period applicable to that Option, whichever is earlier, and upon the expiry of such period the Option shall lapse. Provided that no exercise of such Option may be made before the 1st anniversary of the Date of Grant of that Option.

(f) A Participant who withdraws from participation in the Scheme to participate in a share option or share incentive scheme implemented by a subsidiary or associated company of the Company shall not (so long as he is participating in such other scheme) be eligible to participate in the Scheme, but any Options granted to him under the Scheme prior to such withdrawal shall continue to be exercisable by him during the Option Period applicable thereto or such shorter period as may be determined by the Committee in its absolute discretion.

7. Take-over and Winding-up of the Company

(a) In the event of a take-over offer being made for the Shares, a Participant shall be entitled to exercise in full or in part any Option held by him and as yet unexercised, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:

(i) the expiry of 6 months thereafter, unless prior to the expiration of such 6-month period, at the recommendation of the offeror and with the approvals of the Committee and the SES, such expiration date is extended to a later date (being a date falling not later than the expiration of the Option Period relating thereto); or

(ii) the date of the expiration of the Option Period relating thereto, whereupon the Option then remaining unexercised shall lapse.

Provided that if during such period the offeror becomes entitled or bound to exercise rights of compulsory acquisition under the provisions of the Act and, being entitled to do so, gives notice to the Participants that it intends to exercise such rights on a specified date, the Option shall remain exercisable by the Participant until the expiry of such specified date or the expiry of the Option Period relating thereto, whichever is earlier. Any Option not so exercised shall lapse provided that the rights of acquisition or obligations to acquire shall have been exercised or performed, as the case may be. If such rights or obligations have not been exercised or performed, the Option shall, subject to Rule 6, remain exercisable until the expiry of the Option Period relating thereto.

(b) If under the Act, the Court sanctions a compromise or arrangement proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, each Participant shall be entitled, subject to Rule 6(b), to exercise any Option then held by him during the period commencing with the date upon which the compromise or arrangement is sanctioned by the Court and ending either on the expiry of 60 days thereafter or the date upon which it becomes effective, whichever is later (but not after the expiration of the Option Period relating thereto), whereupon the Option shall lapse and become null and void.

(c) If an order or an effective resolution is passed for the winding-up of the Company on the basis of insolvency, all Options, to the extent unexercised, shall lapse and become null and void.

(d) In the event of a members' voluntary winding-up (other than for amalgamation or reconstruction) of the Company, the Participants shall be entitled within 30 days of the passing of the resolution in respect of such winding-up (but not after the expiration of the Option Period relating thereto), to exercise in full any unexercised Options, after which such unexercised Options shall lapse and become null and void.

(e) If in connection with the making of a take-over offer referred to in Rule 7(a) or the scheme referred to in Rule 7(b), arrangements are made (which are confirmed in writing by the Auditors to be fair and reasonable) for the compensation of Participants, whether by the continuation of their Options or the payment of cash or the grant of other options or otherwise, a Participant holding an Option, which is not then exercisable, may not, at the discretion of the Committee, be permitted to exercise that Option as provided for in this Rule 7.

(f) To the extent that an Option is not exercised within the periods referred to in this Rule 7, it shall lapse and become null and void.

8. Exercise of Options, Allotment and Listing of Shares

(a) An Option may be exercised by a Participant at the following times and manner:

(i) an Option may not be exercised before the commencement of the Option Period relating to that Option;

(ii) at any time or from time to time during the first twelve months of the Option Period, the Participant may exercise the Option in respect of such number of Shares constituting (in aggregate) up to but not more than one-third of all the Shares comprised in that Option;

(iii) at any time or from time to time during the succeeding twelve months of the Option Period (being the second year of the Option Period), the Participant may exercise the Option in respect of such number of Shares constituting (in aggregate) up to but not more than one-third of all the Shares comprised in that Option;

(iv) at any time or from time to time during the next succeeding twelve months of the Option Period (being the third year of the Option Period), the Participant may exercise the Option in respect of Shares constituting the balance of all the Shares comprised in that Option; and

(v) after the expiration of the period referred to in (iv) above, the Participant shall be at liberty at any time or from time to time during the remainder of the Option Period relating to that Option, to exercise all or any of that number of Shares (if any) comprised in that Option which he could have exercised (but did not exercise) in the preceding periods referred to in (ii) and/or (iii) and/or (iv) above.

If during either of the periods specified in (ii) and (iii) above, the Participant exercises that Option for such number of Shares which in aggregate represents less than the number of Shares which the Participant is entitled to exercise in respect of such period, the balance of the Shares comprised in that Option which the Participant could have exercised (but did not exercise) in that period shall be carried forward and added to the number of Shares (but shall not be taken into account in determining the number of Shares) for which the Participant may exercise in that Option in the next succeeding period or periods.

Provided Always that Options and Option Periods under separate offers shall not be aggregated for the purposes of exercising Options under this Scheme.

(b) To exercise an Option, a Participant must give notice of exercise ("Exercise Notice") in writing to the Company. The Exercise Notice must be accompanied by full payment of the Aggregate Subscription Cost, the CDP charges referred to in Rule 18, and such other documentation as the Committee may in its absolute discretion require. The Exercise Notice shall be in or substantially in the form set out in Schedule 3 (subject to modification by the Committee from time to time).

Subject as otherwise provided in these Rules, an Option shall be treated as validly exercised upon receipt by the Company of the duly completed and signed Exercise Notice, the remittance of the Aggregate Subscription Cost, the relevant CDP charges, and the other documentation (if any) required by the Committee.

(c) The Company shall, as soon as practicable after the exercise of an Option, allot and issue the relevant Shares and apply to the SES and any other stock exchange on which the Shares are quoted, for permission to deal in and for quotation of such Shares. Shares which are allotted on the exercise of an Option by a Participant shall be issued in the name of CDP or its nominees for credit to the Participant's securities account with CDP or sub-account maintained with a Depository Agent, and shall, on allotment, be subject to the provisions of

the Memorandum and Articles of Association of the Company. Subject to such consents or other required action of any competent authority under regulations or enactments for the time being in force as may be necessary and subject to compliance with these Rules, the Company shall within 10 market days after the exercise of the Option allot the Shares and within 5 market days from the date of such allotment, issue and despatch to CDP certificates in respect of the Shares by ordinary post (or such other mode as the Committee may deem fit).

(d) Shares which are allotted upon the exercise of an Option will upon issue rank *pari passu* in all respects with the then existing issued Shares except that the new Shares shall not be entitled to any dividend or other distribution the record date for which precedes the date of exercise of the Option. "Record date" means the date fixed by the Company for the purposes of determining entitlements to dividends or other distributions to or rights of holders of Shares.

(e) The Company shall keep available sufficient unissued Shares to satisfy the exercise in full of all Options for the time being remaining capable of being exercised.

9. Limitation on the Size of the Scheme

The aggregate number of Shares over which the Committee may grant Options on any date, when added to the number of Shares issued and issuable in respect of all Options granted under the Scheme, shall not exceed 15% of the issued share capital of the Company on the day preceding that date.

10. Variation of Capital

(a) If a variation in the issued share capital of the Company (whether by way of a capitalisation or rights issue, reduction, sub-division or consolidation) shall take place, then:

(i) the Subscription Price for the Shares; and/or

(ii) the nominal value, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(iii) the nominal value, class and/or number of Shares over which Options and/or additional Options may be issued to the Participants,

shall be adjusted in such manner as the Committee may determine to be appropriate and except in relation to a capitalisation issue, upon the written confirmation of the Auditors (acting only as experts and not as arbitrators), that in their opinion, such adjustment is fair and reasonable.

(b) Notwithstanding the provisions of Rule 10(a) no such adjustment shall be made:

(i) if as a result, the Subscription Price shall fall below the nominal value of a Share and if such adjustment would but for this provision result in the Subscription Price being less than the nominal value of a Share, the Subscription Price shall be the nominal value; and

(ii) unless the Committee after considering all relevant circumstances, considers it equitable to do so.

(c) The issue of securities as consideration for an acquisition or a private placement of securities will not be regarded as a circumstance requiring adjustment. Any increase in the number of issued Shares as a consequence of the exercise of options or other convertibles issued from time to time by the Company entitling holders thereof to subscribe for new Shares in the capital of the Company (including the exercise of any Options granted pursuant to the Scheme and any previous scheme(s)) or the issue of Shares pursuant to any scrip dividend scheme for the time being of the Company, will also not be regarded as a circumstance requiring adjustment.

(d) Upon any adjustment being made pursuant to this Rule 10, the Company shall notify the Participant (or his duly appointed personal representative) in writing informing him of the Subscription Price thereafter in effect, the nominal value, class and/or number of Shares thereafter to be issued on the exercise of the Option and the effective date of the adjustment.

11. Administration of the Scheme

(a) The Scheme shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the Board.

(b) The Committee may, from time to time, make and vary such regulations (not being inconsistent with the Scheme) for the implementation and administration of the Scheme as it thinks fit.

(c) Any decision of the Committee made pursuant to any provision of the Scheme (other than a matter to be certified by the Auditors) including any decisions pertaining to disputes as to the interpretation of any Rule, regulation or procedure thereunder or as to any rights under the Scheme, shall be final and binding.

12. Notices

(a) Any notice required to be given by a Participant to the Company shall be sent to the registered office of the Company or such other address as may be notified by the Company to him in writing.

(b) Any notice or document required to be given by the Company to a Participant shall be delivered to him by hand or sent to him at his home address according to the records of the Company and if sent by post, shall be deemed to have been given on the day following the date of posting.

13. Alteration of the Scheme

(a) This Scheme may be altered in any respect by resolution of the Committee except that:

(i) no alteration shall alter adversely the rights attaching to any Option granted prior to such alteration except with the consent in writing of such number of Participants who, if they exercised their Options in full, would thereby become entitled to not less than three-quarters in nominal value of all the Shares which would fall to be allotted upon exercise in full of all outstanding Options;

(ii) the definitions of "Committee", "Executive", "Option Period", "Participant" and "Subscription Price" and the provisions of Rules 4(a) to (i), 5, 6, 7, 8(a), 8(d), 9 and this Rule 13 shall not be altered to the advantage of Participants except with the prior sanction of the Company in general meeting; and

(iii) no alteration shall be made without the prior approval of the SES and such other regulatory authorities which may be necessary.

(b) Written notice of any alteration made in accordance with this Rule 13 shall be given to all Participants.

(c) Notwithstanding anything to the contrary contained in Rule 13(a), the Committee may at any time and from time to time, by resolution without other formality (save for the prior approval of the SES), amend any provision of the Scheme in any way and to the extent necessary to cause the Scheme to comply with any statutory provision or the regulations of any regulatory authority or other relevant authority or body (including the SES).

(d) The Scheme may be terminated by resolution of the Committee or by the Company in general meeting (subject to such other relevant approvals which may be required) and if the Scheme is so terminated, no further offers of the grant of Options shall be made or purported to be made under the Scheme, but the provisions of the Scheme shall, in relation to Options then subsisting, remain in full force and effect.

14. Terms of Employment Unaffected

The terms of employment of a Participant shall not be affected by his participation in the Scheme which shall neither form part of such terms nor entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for any reason.

15. Duration of the Scheme

The Scheme shall continue in force at the discretion of the Committee, subject to a maximum period of 10 financial years commencing with the financial year in which the first Date of Grant to any Participant who has accepted an Option in accordance with Rule 4 falls, provided always that the Scheme may be continued for any period thereafter with the approval of the Company in general meeting and of any relevant authorities which may then be required. Provided further that no offer of the grant of any Option shall be made under this Scheme during the period between the Adoption Date and 31 December 1999.

The expiration or discontinuation of the Scheme shall not affect Options which have been granted and accepted in accordance with Rule 4(g), whether such Options have been exercised (whether fully or partially) or not.

16. Condition of Option

Every Option shall be subject to the condition that no Shares shall be issued pursuant to the exercise of an Option if such issue would be contrary to any law or enactment, or any rules or regulations of any legislative or non-legislative governing body for the time being in force in Singapore or any other relevant country.

17. Taxes

All taxes (including income tax) arising from the grant or exercise of any Option under the Scheme shall be borne by the Participant.

18. Costs and Expenses

Save for the taxes referred to in Rule 17, all fees, costs and expenses incurred by the Company in relation to the Scheme, including but not limited to the fees, costs and expenses relating to the issue and allotment of Shares pursuant to the exercise of any Option, shall be borne by the Company.

The Participant shall be responsible for all sums payable to CDP (or to the order of CDP) by way of fees or charges in connection with the credit of Shares to his securities account or sub-account and the deposit of certificate(s) in respect of the Shares pursuant to the exercise by the Participant of any Option under the Scheme.

19. Disclaimer of Liability

Notwithstanding any provisions herein contained, the Board, the Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and howsoever arising in any event including but not limited to the Company's delay in allotting Shares or in applying for or procuring the listing of the Shares on the SES (and/or any other stock exchange on which the Shares are quoted or listed).

20. Governing Law

This Scheme shall be governed by and construed in accordance with the laws of the Republic of Singapore. The Participants, by accepting Options in accordance with the Scheme, and the Company, irrevocably agree to submit to the exclusive jurisdiction of the Courts of Singapore.

The modifications proposed to the existing provisions of the Scheme
are set out in Section 2 below.

For convenient reference only,
the modifications, where applicable, appear in bold print.

Section 2

1. Rule 1 - Definitions

The provisions of Rule 1 be modified by deleting the definitions of "Committee", "Option Period", "Scheme" and "SES", and replacing them respectively with the following:

"Committee"	A committee comprising Directors, duly authorised and appointed by the Board to administer the Scheme
"Option Period"	A period commencing after the first (1st) anniversary of the Date of Grant and ending on the date immediately preceding the tenth (10th) anniversary of such Date of Grant, **subject as provided in Rules 6, 7 and 8**.
"Scheme"	**The CCL Executives' Share Option Scheme 2000** (formerly known as the CCL Senior Executive's Share Option Scheme 2000), as the same may be modified or altered from time to time
"SGX-ST"	**Singapore Exchange Securities Trading Limited (including any successor entity or body)**, formerly known as Stock Exchange of Singapore Limited

2. Rule 3

The provisions of Rule 3 be deleted and replaced by the following:

"The Scheme is a share incentive scheme. The objective of the Scheme is to provide an opportunity for selected Executives to participate in the equity of the Company."

3. Rule 4

The provisions of Rule 4 be deleted and replaced by the following:

"(a) The following persons, unless they are also substantial shareholders of the Company as defined in the Act, shall be eligible to participate in the Scheme:

(i) confirmed full-time employees of the Group of the age of 21 years and above holding the rank of **Grade 3** and above, and who are, in the absolute discretion of the Committee, selected to participate in the Scheme; and

(ii) employees of the Group who qualify under (i) above, and are seconded to any associated company of the Company.

For the purposes of this paragraph (a), the secondment of a full-time employee of the Group to an associated company of the Company, shall not be regarded as a break in his employment or his having ceased by reason only of such secondment to be a full-time employee.

(b) Executives who are participating in the Scheme shall not be eligible to participate in any other share option schemes implemented by any other company in the Group. An employee shall always participate in the scheme of the company in which he is principally employed unless that company has not implemented a scheme.

(c) Offers of the grant of Options may be made by the Committee **at any time and from time to time**.

The Letter of Offer to grant an Option shall be in or substantially in the form set out in Schedule 1 (subject to modification by the Committee from time to time).

(d) Subject to Rule 4(e) and any adjustments that may be made under these Rules, the number of Shares to be offered to an Executive pursuant to the Scheme shall be determined at the discretion of the Committee who shall take into account criteria such as the rank, performance, years of service and potential for future development of the Executive.

(e) The total number of Shares which may be offered to an Executive in accordance with and for the entire duration of the Scheme (including adjustments, if any, made under Rule 10) shall not exceed 25% of the total number of Shares in respect of which the Company may grant Options as provided in Rule 9.

(f) To accept an offer of the grant of an Option made under this Rule 4, the Executive must complete, sign and return an Acceptance Form within 30 days from the Date of Grant of that Option (or such longer period as the Committee, in its absolute discretion, may allow) accompanied by payment of $1.00 as consideration. The Acceptance Form shall be in or substantially in the form set out in Schedule 2 (subject to modification by the Committee from time to time).

(g) If the offer of a grant of an Option is not accepted in the manner as provided in Rule 4(f), such offer shall upon the expiry of the 30-day (or longer) period automatically lapse and shall be null and void and of no effect.

(h) An Option is personal to the Executive to whom it is granted and may not be transferred, charged, assigned or otherwise disposed of or encumbered in whole or in part without the prior approval of the Committee."

4. Rule 5

The provisions of Rule 5 be deleted and replaced by the following:

"(a) Subject to any adjustment pursuant to Rule 10, the Subscription Price for each Share in respect of which an Option is exercisable shall be **the price which is equal to** the average of the last dealt prices for the Share, as determined by reference to the **daily official list or any other publication** published by the SGX-ST for the three (3) consecutive trading days immediately preceding the Date of Grant of that Option, **rounded up in the case of cents (if applicable) to the nearest three decimal places**.

Except as otherwise provided in Rules 6 and 7, an Option shall not vest earlier than the first (1st) anniversary of its Date of Grant.

(b) **Where the Subscription Price, as determined under Rule 5(a), is less than the nominal value of a Share, the Subscription Price shall be the nominal value**."

5. Rule 10

The provisions of Rule 10 be deleted and replaced by the following:

"(a) If a variation in the issued share capital of the Company (whether by way of a capitalisation or rights issue, reduction, sub-division or consolidation) shall take place or **if the Company shall make a declaration of a dividend (whether interim or final and whether in cash or in specie), then the Committee may determine whether**:

(i) the Subscription Price for the Shares; and/or

(ii) the nominal value, class and/or number of Shares comprised in an Option to the extent unexercised; and/or

(iii) the nominal value, class and/or number of Shares over which Options and/or additional Options may be issued to the Participants,

shall be adjusted, and if so, the manner in which such adjustment shall be made.

(b) Notwithstanding the provisions of Rule 10(a), no such adjustment shall be made:

(i) if as a result, the Subscription Price shall fall below the nominal value of a Share and if such adjustment would but for this provision result in the Subscription Price being less than the nominal value of a Share, the Subscription Price shall be the nominal value; and

(ii) unless the Committee after considering all relevant circumstances, considers it equitable to do so.

Any determination by the Committee as to whether to make any adjustment and if so, the manner in which such adjustment should be made, must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable.

(c) **Unless the Committee considers an adjustment to be appropriate**, a private placement of securities, or any increase in the number of issued Shares as a consequence of the exercise of options or other convertibles issued from time to time by the Company entitling holders thereof to subscribe for new Shares in the capital of the Company (including the exercise of any Options granted pursuant to the Scheme and any previous scheme(s)), or the issue of Shares pursuant to any scrip dividend scheme for the time being of the Company, **or the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SXG-ST (or other stock exchange upon which the Shares are quoted or listed) during the period when a share purchase mandate granted by shareholders of the Company (including any renewal thereof) is in force, will not normally be regarded as a circumstance requiring adjustment**. The issue of securities by the Company as consideration for an acquisition shall not be regarded as an event requiring adjustment.

(d) Upon any adjustment being made pursuant to this Rule 10, the Company shall notify the Participant (or his duly appointed personal representative) in writing informing him of the Subscription Price thereafter in effect, the nominal value, class and/or number of Shares thereafter to be issued on the exercise of the Option and the effective date of the adjustment.

6. Rule 11

Rule 11 be modified by inserting the following at the end of Rule 11(a):

"However, a member of the Committee shall not participate in any deliberations or decision in respect of any Option granted or to be granted to him."

7. Rule 13

Rule 13(a)(ii) be modified by deleting the words "Rule 4(a) to (i)" and substituting in its place "**Rule 4**".

8. Rule 15

Rule 15 be modified by deleting the reference therein to "Rule 4(g)" and replacing it with "**Rule 4(f)**".

9. New Rule 15A

Inserting the following immediately before Rule 16 as a new Rule 15A:

"15A Disclosure

In compliance with disclosure requirements and/or listing rules for the time being of the SGX-ST and/or applicable laws, the Company will disclose information relating to Options granted pursuant to the Scheme, including but not limited to disclosures relating to the following in its annual reports during the operation of the Scheme:

(a) the names of the members of the Committee; and

(b) the information required in the table below for the following Participants:

(1) Executive Directors; and

(2) Participants (other than Executive Directors) who receive options granted pursuant to the Scheme which in aggregate, represent 5% or more of the total number of Shares available under the Scheme.

Name of Participant:			
Participant's corporate rank/title:			
The following particulars relating to Options granted under the Scheme:			
Options granted during financial year under review (including terms)	Aggregate number of Shares covered by Options granted since commencement of the Scheme to end of financial year under review	Aggregate number of Shares arising from Options exercised since commencement of the Scheme to end of financial year under review	Aggregate number of Shares under Options outstanding as at end of financial year under review

10. References to SES

The word "SES" wherever appearing in the provisions of the Scheme be replaced by "**SGX-ST**".

THE MODIFICATIONS TO THE ESOS

The modifications that are proposed to be made to the ESOS are set out below. For ease of reference, the full text of the relevant provision which is recommended for modification has also been reproduced.

<u>CLAUSE 3</u>

<u>*Existing Clause 3 - Definition of "Committee"*</u>

"Committee"	*The Remuneration Committee which comprises a committee of Directors who are not participating in the Scheme appointed by the Board of Directors of the Company to administer this Scheme*
"Option Period"	*A period commencing 12 months from the Offering Date and expiring at the end of 57 months from the Offering Date*

<u>Proposed modification to Clause 3</u>

(i) By deleting the definition of "Committee" in Clause 3 and substituting in its place the following:

"A committee comprising Directors, appointed by the Board to administer the Scheme"

(ii) By deleting the definition of "Option Period" in Clause 3 and substituting in its place the following:

"A period commencing 12 months from the Offering Date and expiring at the end of 57 months from the Offering Date <u>provided that</u> in respect of an Option the Offering Date of which is on or after 18 November 1998 but before 31 December 1999, the period shall expire on the date immediately preceding the tenth anniversary of the Offering Date"

(iii) By inserting the following as a new final paragraph of Clause 3:

"As from 1 December 1999, references to "SES" wherever appearing in these regulations shall be deemed to refer to Singapore Exchange Securities Trading Limited (including any successor entity or body)."

<u>CLAUSE 14</u>

<u>*Existing Clause 14 - Variation of capital*</u>

"14.1 If a variation in the issued share capital of the Company (whether by way of a capitalisation or rights issue or a reduction, subdivision or consolidation of the Company's Shares) shall have taken place then:-

(i) the Offering Price; and/or

(ii) the par value, class and number of Shares subject to an Option and the rights attached thereto; and/or

(iii) the par value, class and number of Shares which may be issued under this Scheme

shall be adjusted after the variation of capital in such manner as the Committee may determine to be appropriate and, except in relation to a capitalisation issue, upon the Auditors (acting only as experts and not as arbitrators) having confirmed in writing that, in their opinion, such adjustment is fair and reasonable.

Provided always that:-

(i) no such adjustment to the Offering Price shall be made which would result in the Shares issued on the exercise of Options being issued at less than the par value of the Shares, and if such an adjustment would but for this provision result in the Offering Price being less than the par value, the Offering Price payable shall be the par value; and

(ii) *the issue by the Company of securities either as consideration for or in connection with an acquisition will not be regarded as a circumstance requiring adjustment.*

14.2 Upon any adjustment required to be made pursuant to this Clause, the Committee shall notify the Grantee (or his personal representatives where applicable) in writing informing him of the particulars of such adjustments."

Proposed modification to Clause 14

By deleting Clause 14.1 in its entirety and replacing it with the following:

"14.1 If a variation in the issued ordinary share capital of the Company (whether by way of a capitalisation of profits or reserves or rights issue, reduction, sub-division, consolidation or distribution) shall take place or if the Company shall make a declaration of a dividend (whether interim or final and whether in cash or in specie), then the Committee may determine whether:-

(i) the Offering Price; and/or

(ii) the par value, class and number of Shares subject to an Option and the rights attached thereto; and/or

(iii) the par value, class and number of Shares which may be issued under this Scheme,

shall be adjusted and, if so, the manner in which such adjustment shall be made.

Unless the Committee considers an adjustment to be appropriate:-

(a) the issue of new Shares on the exercise of options or other convertibles issued by the Company from time to time; or

(b) the issue of Shares pursuant to any scrip dividend scheme for the time being of the Company; or

(c) the cancellation of issued Shares purchased or acquired by the Company by way of a market purchase of such Shares undertaken by the Company on the SES (or other stock exchange upon which the Shares are quoted or listed) during the period when a share purchase mandate granted by shareholders of the Company (including any renewal of such mandate) is in force; or

(d) a private placement of securities,

shall not normally be regarded as a circumstance requiring adjustment. The issue of securities by the Company as consideration for an acquisition shall not be regarded as an event requiring adjustment.

Notwithstanding the foregoing provisions of this Clause 14.1, no such adjustment shall be made:-

(1) if as a result, the Offering Price shall fall below the par value of a Share and if such adjustment would, but for this provision, result in the Offering Price being less than the par value of a Share, the Offering Price payable shall be the par value of the Share; and

(2) unless the Committee after considering all relevant circumstances, considers it equitable to do so.

Any determination by the Committee as to whether to make any adjustment and if so, the manner in which such adjustment should be made, must be confirmed in writing by the Auditors (acting only as experts and not as arbitrators) to be in their opinion, fair and reasonable."

CLAUSE 18

Existing Clause 18 - Administration of the Scheme

"18.1 The Scheme shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred upon it."

Proposed modifications to Clause 18

(i) By inserting the following at the end of Clause 18.1:

"However, no member of the Committee shall participate in any deliberation or decision in respect of Options granted to him."

(ii) By inserting the following as a new Clause 18.2:

"Additionally, notwithstanding anything to the contrary contained in Clause 17, the Committee may at any time by resolution (and without other formality, save for the prior approval of the SES) amend or alter the Scheme in any way to the extent necessary to cause the Scheme to comply with any statutory provision or the provision or the regulations of any regulatory or other relevant authority or body (including the SES). Written notice of any such amendment or alternation shall be given to all Grantees."

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING No. 1

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING No. 1 of the Company will be held at The Oriental Ballroom 1, First Floor, The Oriental Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11.15 a.m. (or as soon thereafter as the 32nd Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing Resolution 1 which will be proposed as a Special Resolution, and passing Resolutions 2, 3, 4 and 5 as Ordinary Resolutions respectively:

Resolution 1
Special Resolution: Amendments to the Articles of Association

That Articles 2, 4, 84, 137, 138 and 144 of the Articles of Association of the Company be and are hereby amended in the manner as set out in Appendix A of the Company's Circular to Shareholders dated 10 April 2001.

Resolution 2
Ordinary Resolution: Modifications to the CCL Senior Executives' Share Option Scheme 2000

That:

(a) the CCL Senior Executives' Share Option Scheme 2000 (the "Scheme") be and is hereby modified in the manner set out in Section 2 of Appendix B of the Company's Circular to Shareholders dated 10 April 2001;

(b) the Directors of the Company be and are hereby authorised:

(i) to administer the Scheme, as modified;

(ii) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme; and

(iii) to offer and grant options in accordance with the provisions of the Scheme and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Scheme, provided that the aggregate number of new shares to be issued pursuant to the Scheme shall not exceed 15% of the issued ordinary share capital of the Company from time to time; and

(c) the Scheme be hereafter known as the "CCL Executives' Share Option Scheme 2000" and that such name be substituted for "CCL Senior Executives' Share Option Scheme 2000" wherever the latter name appears in the provisions of the Scheme.

Resolution 3
Ordinary Resolution: Modifications to the CCL Senior Executives' Share Option Scheme

That subject to and contingent upon the passing of Resolution 2 above, the regulations of the CCL Senior Executives' Share Option Scheme ("ESOS") be and are hereby modified by amending Clauses 3, 14 and 18 of the ESOS in the manner set out in Appendix C of the Company's Circular to Shareholders dated 10 April 2001.

Resolution 4

Ordinary Resolution: Mandate to authorise the Directors to issue shares

That subject to and contingent upon the passing of Resolution 1 above, pursuant to Section 161 of the Companies Act, Cap. 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued ordinary share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to members of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

Resolution 5

Ordinary Resolution: Increase of Authorised Share Capital

That the authorised share capital of the Company be increased from $300,000,000 (divided into 300,000,000 ordinary shares of $1.00 each) to $600,000,000 (divided into 600,000,000 ordinary shares of $1.00 each) by the creation of 300,000,000 new ordinary shares of $1.00 each.

By Order of the Board

Ho Yeng Tat
Group Company Secretary
Singapore, 10 April 2001

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting No. 1 is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing the proxy must be lodged with the Company's share registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Extraordinary General Meeting No.1.

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

IMPORTANT:

1. For investors who have used their CPF monies to buy Cycle & Carriage Limited shares, this Circular to Shareholders is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

EXTRAORDINARY GENERAL MEETING No. 1

I/We ____

of ____

being a member/members of CYCLE & CARRIAGE LIMITED hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the **Extraordinary General Meeting No. 1** of the Company to be held on 3 May 2001, and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the resolutions to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion, as he/they will on any other matter arising at the Meeting.

No.	Resolutions	For*	Against*
1.	To approve amendments to the Company's Articles of Association		
2.	To approve modifications to the CCL Senior Executives' Share Option Scheme 2000 (Scheme)		
3.	To approve modifications to the CCL Senior Executives' Share Option Scheme (ESOS)		
4.	To approve the Share Issue Mandate		
5.	To approve the increase of the Company's authorised share capital		

* *If you wish to exercise all your votes "For" or "Against", please tick (✓) within the box provided.*

Dated this ________ day of ______________________ 2001.

Number of Shares held

____

Signature(s) of Member(s)/Common Seal

IMPORTANT: **PLEASE READ NOTES TO PROXY FORM**



Notes to Proxy Form

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number. If you have shares registered in your name in the Register of Members of the Company, you should insert that number. If you have shares entered against your name in the Depository Register and registered in your name in the Register of Members, you should insert the aggregate number. If no number is inserted, this form of proxy will be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. The instrument appointing a proxy or proxies must be deposited at the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time set for the Meeting.

4. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his holding to be represented by each proxy.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of its officer or attorney duly authorised.

6. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the power of attorney (or other authority) or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

7. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

8. The Company shall be entitled to reject an instrument of proxy which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject an instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the meeting, as certified by The Central Depository (Pte) Limited to the Company.

Printed by Central Printers Pte Ltd

Circular dated 10 April 2001

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker or other professional adviser immediately.

If you have sold all your shares in the capital of Cycle & Carriage Limited, you should immediately hand this Circular and the enclosed Proxy Form to the stockbroker or agent through whom you effected the sale for transmission to the purchaser.



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

CIRCULAR TO SHAREHOLDERS

Extraordinary General Meeting No. 2

in relation to

the proposed Scrip Dividend Scheme,

the proposed Share Purchase Mandate,

and

the proposed amendments to the Articles of Association in relation thereto.

IMPORTANT DATES AND TIMES:

Last date and time for lodgment of Proxy Form	:	1 May 2001 at 11.30 a.m.
Date and time of Extraordinary General Meeting No. 2	:	3 May 2001 at 11.30 a.m. (or as soon hereafter as the Extraordinary General Meeting No.1 of the Company to be held at 11.15 a.m. on the same day and at the same place is concluded or adjourned)
Place of Extraordinary General Meeting No. 2	:	The Oriental Ballroom 1 First Floor The Oriental Singapore 5 Raffles Avenue Singapore 039797

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	The articles of association of the Company for the time being
"Books Closure Date"	The date to be determined by the Directors on which the Register of Members of the Company will be closed for the purpose of determining the entitlements of Shareholders to a Dividend and is the day immediately preceding the first day of the books closure period
"books closure period"	The period to be determined by the Directors during which the Register of Members of the Company will be closed for the purpose of determining the entitlements of Shareholders to a Dividend
"CDP"	The Central Depository (Pte) Limited
"Company"	Cycle & Carriage Limited, a company incorporated in Singapore
"Companies Act"	The Companies Act, Chapter 50 of Singapore
"Directors"	The directors for the time being of the Company
"Dividend"	A dividend (including any interim, final, special or other dividend) to be paid on the issued ordinary share capital of the Company as resolved or proposed by the Directors or by the Company in general meeting
"EGM"	The Extraordinary General Meeting No. 2 of the Company, notice of which is set out on pages 30 to 32 of this Circular
"EPS"	Earnings per Share
"Group"	The Company and its subsidiaries
"Latest Practicable Date"	30 March 2001, being the latest practicable date prior to the printing of this Circular
"Listing Rules"	Such rules and guidelines of the SGX-ST as may for the time being be applicable to a company whose shares are listed and quoted on the SGX-ST
"Market Day" or *"market day"*	A day on which SGX-ST is open for trading in securities
"month"	A calendar month
"New Shares"	New Shares to be issued, credited as fully paid, pursuant to the Scrip Dividend Scheme
"NTA"	Net tangible assets
"Price Determination Period"	The period commencing on the day on which the Shares are first quoted ex-dividend on the SGX-ST after the announcement of the Dividend and ending on the Books Closure Date
"Qualifying Dividend"	A Dividend to which the Scrip Dividend Scheme applies, as determined by the Directors

"Share Purchase Mandate"	A general mandate to authorise the Directors to exercise powers of the Company to purchase or acquire its issued Shares upon and subject to the terms of such mandate
"Scrip Dividend Scheme"	The Cycle & Carriage Limited Scrip Dividend Scheme
"SGX-ST"	Singapore Exchange Securities Trading Limited (formerly known as Stock Exchange of Singapore Limited)
"Shares"	Ordinary shares of $1.00 each in the capital of the Company
"Shareholders"	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the persons to whose direct securities accounts maintained with CDP are credited with Shares
"substantial shareholder"	In relation to a Singapore incorporated company that is listed on the SGX-ST, a person who has an interest in not less than 5% of the issued voting shares of that listed company
"Take-over Code"	Singapore Code on Take-overs and Mergers, and all practice notes, rules and guidelines thereunder, as may from time to time be amended
"%"	Percentage or per centum
"$" or "S$" and "cents"	Singapore dollars and cents respectively

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders. Words importing persons include corporations.

Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act and used in this Circular shall have the meaning assigned to it under the Companies Act.

Any reference to a time of day shall be a reference to Singapore time.

CONTENTS

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

Directors:

Tan Sri Dato' Seri Mohd Saleh Sulong *(Chairman)*
Boon Yoon Chiang *(Deputy Chairman)*
Philip Eng Heng Nee *(Group Managing Director)*
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed
Rin Kei Mei
Anthony J L Nightingale
Datuk Hassan Abas
Alan Yeo Chee Yeow
Vimala Menon
Lim Ho Kee
Chang See Hiang
Neville Barry Venter
Hasni bin Harun *(Alternate to Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed)*
Owen P Howell-Price *(Alternate to Anthony J L Nightingale)*
Dato' Maznah binte Abdul Jalil *(Alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)*

Registered Office:

239 Alexandra Road
Singapore 159930

To the Shareholders of
CYCLE & CARRIAGE LIMITED

10 April 2001

Dear Sir/Madam

1. INTRODUCTION

1.1 Summary

On 21 February 2001, the Board of Directors of the Company announced the proposed implementation of a scrip dividend scheme, subject to the approval of the SGX-ST and of Shareholders at an extraordinary general meeting to be convened.

The Directors are also proposing that the Articles be amended to include an express power for the Company to make purchases or acquisitions of its issued Shares and that pursuant to, and in accordance with, the Companies Act, authority be given to the Directors to exercise the power of the Company to purchase or acquire its issued Shares.

Accordingly, the Directors have convened the EGM to seek Shareholders' approval for:

(a) the Scrip Dividend Scheme;

(b) the Share Purchase Mandate; and

(c) the related amendments to the Articles to facilitate the implementation of the Scrip Dividend Scheme and the Share Purchase Mandate.

1.2 Purpose of this Circular

The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

2. THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME

2.1 Rationale and purpose

The Scrip Dividend Scheme, when adopted, will provide an opportunity for Shareholders to make an election to receive Dividends in the form of Shares instead of cash.

The Scrip Dividend Scheme will enable Shareholders to acquire additional Shares without having to incur transaction costs such as brokerage costs or stamp duty (if applicable). The Company will also benefit from the participation by Shareholders in the Scrip Dividend Scheme as it will have the flexibility to retain the cash which would otherwise be payable by way of Dividend, for the continuing growth of the businesses and investments of the Company and its subsidiaries. The retention of cash and the issue of Shares in lieu of cash Dividends under the Scrip Dividend Scheme will also enlarge the Company's share capital base and strengthen the working capital of the Company.

2.2 Election to receive Dividends in the form of Shares in lieu of cash

Under the proposed Scrip Dividend Scheme, whenever a Dividend has been announced and the Directors have determined that in respect of their entitlement to the Dividend, Shareholders may elect to receive New Shares credited as fully paid, each Shareholder has the following two choices in respect of the Dividend:

(a) a cash Dividend on his existing Shares held; or

(b) an allotment of New Shares in lieu of the cash amount of the Dividend entitlement credited as fully paid.

An announcement will be made by the Company as soon as practicable following the determination by the Directors that the Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the market day immediately following the Books Closure Date for the Dividend.

A Shareholder will, at the discretion of the Company, receive one or more notices of election ("Notices of Election") in relation to all of his holding of Shares. A Shareholder may only elect to receive New Shares in respect of all and not part of his entitlement to the Qualifying Dividend to which each Notice of Election relates. A Shareholder may also make a permanent election to receive New Shares in respect of his entitlement to all future Qualifying Dividends to which each Notice of Election relates. Where a permanent election has been made, the participating Shareholder may, by giving the appropriate notice (in accordance with paragraph 4.13 of the Scrip Dividend Statement set out in Appendix I of this Circular), cancel his participation and withdraw from the Scrip Dividend Scheme at any time. The cancellation of a permanent election by a Shareholder would not preclude him from making a fresh permanent election, should he wish to do so, at a later time.

A Shareholder receiving two or more Notices of Election may elect to receive New Shares in respect of his entitlement to which one Notice of Election relates and decline to receive New Shares in respect of his entitlement to which any other Notice of Election relates. A Shareholder receiving two or more Notices of Election and wishing to receive New Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares must complete all the Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be. A Shareholder who is a Depository Agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Shares as custodian, may, at the discretion of the Directors, be allowed to make an election to participate in the Scrip Dividend Scheme in respect of part only of the Shares to which each Notice of Election received by it relates.

For the purpose of calculating the number of New Shares to be allotted to Shareholders, the issue price of a New Share shall not be set at more than 10% discount to, nor shall it exceed, the average of the last dealt prices of a Share on the SGX-ST for each of the Market Days during the Price Determination Period. In the event that there is no trading in the Shares during the Price Determination Period, the issue price of a New Share shall not exceed the average of the last dealt prices of a Share on the SGX-ST for each of the Market Days during a period to be determined by the Directors prior to the announcement of the application of the Scrip Dividend Scheme to such Dividend.

Consequently (where the Directors have resolved that the Scrip Dividend Scheme will apply to a particular Dividend), it will not be possible until after the close of business on the relevant Books Closure Date to determine the exact number of New Shares to which Shareholders electing to receive New Shares will be entitled. An announcement will be made setting out the issue price of a New Share to be used in the calculation of Shareholders' entitlements to the New Shares in respect of such Dividend. In addition, Notices of Election will be sent to Shareholders after the Books Closure Date. A further announcement will be made of the last day (which will be a date to be fixed by the Directors) on which Shareholders will be entitled to make their election of the above alternatives, in respect of such Qualifying Dividend.

The New Shares to be issued pursuant to the Scrip Dividend Scheme will rank *pari passu* in all respects with the existing Shares then in issue save only as regards to participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip Dividend Scheme) or any other distribution, bonuses or rights paid, made, declared or announced prior to, or contemporaneous with, the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Fractional entitlements to the New Shares will be rounded up or otherwise dealt with in such manner as the Directors may deem fit in the interests of the Company and as may be acceptable to the SGX-ST.

Shareholders will receive the Qualifying Dividend in cash if they do not elect to participate in the Scrip Dividend Scheme. Shareholders need not take any action if they wish to receive their entitlement to the Qualifying Dividend in cash.

2.3 Availability of the Scrip Dividend Scheme

Notwithstanding any provisions of the Scrip Dividend Scheme, if at any time after the Directors have determined that the Scrip Dividend Scheme shall apply to any Dividend and before the allotment and issue of New Shares in respect of such Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the Scrip Dividend Scheme in respect of such Dividend, the Directors may, in their absolute discretion and as they deem fit in the interest of the Company and without assigning any reason therefor, cancel the application of the Scrip Dividend Scheme to such Dividend. In such event, the Dividend shall be paid in cash to Shareholders in the usual way.

2.4 Eligibility

All Shareholders are eligible to participate in the Scrip Dividend Scheme, subject to the restrictions on Overseas Shareholders, more particularly described in Paragraph 2.6 below and except that participation in the Scrip Dividend Scheme shall not be available to such Shareholders or class of Shareholders, as the Directors may in their discretion determine, and further subject to the requirement that such participation by the Shareholder will not result in a breach of any other restriction on such Shareholder's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, as the case may be, or by the Articles of Association of the Company.

2.5 Obligation to extend take-over offer

The attention of Shareholders is drawn to Rule 33 of the Take-over Code and Section 213 of the Companies Act, as amended from time to time. In particular, a Shareholder should note that he may be under an obligation to extend a take-over for the Company if:

(a) he acquires, by participating in the Scrip Dividend Scheme in relation to any Qualifying Dividend, whether at one time or different times, Shares which (together with Shares owned or acquired by him or persons acting in concert with him) carry 25% or more of the voting rights of the Company; or

(b) he, together with persons acting in concert with him, holds not less than 25% but not more than 50% of the voting rights of the Company, and either alone or together with persons acting in concert with him, acquires additional Shares by participating in the Scrip Dividend Scheme in relation to any Qualifying Dividend or otherwise in any period of 12 months, thereby increasing such percentage of the voting rights by more than 3%.

2.6 Shareholders resident outside Singapore

For practical reasons and to avoid any violation of the securities laws applicable in countries outside Singapore where Shareholders may have their registered addresses, the Scrip Dividend Scheme will not be offered to Shareholders with registered addresses outside Singapore and who have not provided to the Company or (as the case may be) CDP, not later than 5 Market Days prior to the Books Closure Date, addresses in Singapore for the service of notices and documents ("Overseas Shareholders"), unless the Directors determine otherwise. No Overseas Shareholder shall have any claims whatsoever against the Company as a result of the Scrip Dividend Scheme not being offered to such Overseas Shareholder. If the Directors have decided not to offer the Scrip Dividend Scheme to Overseas Shareholders, Overseas Shareholders who wish to be eligible to participate in the Scrip Dividend Scheme should provide an address in Singapore for the service of notices and documents by notifying the Company, care of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, or, if the Overseas Shareholder is a Depositor, CDP at 20 Cecil Street #06-03/08, The Exchange, Singapore 049705 not later than 5 Market Days prior to the Books Closure Date. Depositors should note that all correspondence and notices will be sent to their last registered addresses with CDP.

2.7 Listing on the SGX-ST

Approval in-principle has been granted by the SGX-ST on 28 March 2001 for the listing and quotation of the New Shares to be issued pursuant to the Scrip Dividend Scheme. Such approval is not to be taken as an indication of the merits of the proposed Scrip Dividend Scheme, the New Shares or the Company.

It is expected that share certificates and dividend warrants will be posted at the risk of those entitled or, as the case may be, the New Shares will be credited to the relevant Securities Accounts of Depositors, on or about the payment date for the Dividend, which shall be a date not less than 30 Market Days but not more than 35 Market Days after the Books Closure Date for that Dividend.

2.8 Taxation

The Company takes no responsibility for the taxation liabilities of Shareholders who choose to participate in the Scrip Dividend Scheme or the tax consequences of any election made by Shareholders. As individual circumstances and laws may vary considerably, specific taxation advice should be obtained by Shareholders if required. The Company accepts no responsibility for the correctness or accuracy of any information as to tax liability contained in the Scrip Dividend Scheme Statement set out in Appendix I of this Circular.

Without prejudice to the foregoing paragraph, as a general indication, however, it is understood that as at the date hereof, under tax legislation in Singapore, a Shareholder's tax liability will not alter, nor is there any advantage to be gained, by reason of having elected to participate in the Scrip Dividend Scheme.

2.9 Odd lots

A Shareholder who elects to receive New Shares in lieu of the cash amount of the Qualifying Dividend may receive such New Shares in odd lots.

2.10 Modification and termination

The Scrip Dividend Scheme may be modified or terminated at any time by the Directors as they deem fit on giving notice in writing to all Shareholders, except that no modification shall be made without the prior approval of the SGX-ST.

In the case of a modification, the Scrip Dividend Scheme will continue as modified in relation to each Shareholder who has made a permanent election under the Scrip Dividend Scheme unless and until the Company or, as the case may be, CDP (where the Shareholder is a depositor) receives a notice of cancellation in respect of a Notice of Election submitted by the Shareholder.

2.11 General

It should be noted that the grant of the right to participate in the Scrip Dividend Scheme to elect to receive New Shares in lieu of cash in respect of any Qualifying Dividend is made to all Shareholders, including Directors, substantial shareholders and other interested persons of the Company who hold Shares, subject to the restrictions referred to in Paragraph 2.6 above.

In connection with the proposed issue of New Shares in lieu of a cash Dividend, the Directors consider it appropriate to obtain the approval of Shareholders to the allotment and issue of such number of New Shares as may be required to be issued pursuant to the election by Shareholders under the Scrip Dividend Scheme.

The terms and conditions of the Scrip Dividend Scheme are set out in Appendix I of this Circular.

3. THE SHARE PURCHASE MANDATE

3.1 Background

Any purchase or acquisition by the Company of its Shares has to be made in accordance with, and in the manner prescribed by, the Companies Act, the Listing Rules and such other laws and regulations as may for the time being be applicable.

The provisions of the Companies Act allowing a company to purchase or otherwise acquire its own shares require that a power to do so must be expressly set out in its articles of association before any share purchase or acquisition can be effected by the company. Presently, the Articles do not contain such an express power. It is therefore necessary for the Articles to be amended to insert such a power, and so as to facilitate the implementation of the proposed Share Purchase Mandate.

3.2 Rationale and benefit

The Share Purchase Mandate will give the Company the flexibility to undertake purchases of its issued Shares at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force. Share purchases provide the Company with a mechanism to facilitate the return of surplus cash over and above its ordinary capital requirements, in an expedient and cost-efficient manner. Share purchases will also allow the Directors greater flexibility over the Company's share capital structure with a view to enhancing the earnings and/or net asset value per Share.

3.3 Validity period of the authorisation

If approved by Shareholders at the EGM, the authority conferred by the Share Purchase Mandate will take effect from the passing of the Ordinary Resolution relating thereto at the EGM, and, unless it is varied or revoked by the Company in general meeting prior to the Company's next Annual General Meeting following the EGM, will continue in force until the date of the next Annual General Meeting, whereupon it will lapse. During the validity of the Share Purchase Mandate, the Directors may exercise the authority conferred by the Share Purchase Mandate from time to time or at any time, in accordance with its terms, to purchase or otherwise acquire issued Shares.

3.4 Share capital of the Company

Only issued Shares may be purchased or otherwise acquired by the Company pursuant to the authority conferred by the Share Purchase Mandate.

Issued share capital

As at the Latest Practicable Date, the Company had an issued capital of $233,995,439 comprising 233,995,439 Shares, all of which are fully-paid.

Outstanding options

As at the Latest Practicable Date, there were outstanding (unexercised) rights to subscribe for an aggregate of 1,936,000 Shares comprised in options (collectively "Share Options") granted to executives of the Group pursuant to:

(a) the Company's retired CCL Senior Executives' Share Option Scheme (which was discontinued on 31 December 2000); and

(b) the Company's current CCL Senior Executives' Share Option Scheme 2000 (which became operative on 1 January 2001).

Save for the Shares which are issuable upon the exercise of outstanding Share Options, and further options that may be granted pursuant to the Scheme in (b) above, no Shares are reserved for issue for any particular purpose as at the Latest Practicable Date.

3.5 The terms of the Share Purchase Mandate

The authority and limits placed on the purchase or acquisition of Shares by the Company under the Share Purchase Mandate are summarised below.

Maximum number of Shares

The total number of Shares that may be purchased shall not exceed 10% of the issued ordinary share capital of the Company as at the date of the EGM at which the Share Purchase Mandate is approved (the "Approval Date"). In the event that any of the Share Options (referred to in Paragraph 3.4 above) that have vested are exercised during the period between the Latest Practicable Date and the date of the EGM, only those new Shares that are allotted and issued by the Approval Date pursuant to the exercise of such vested Share Options will be taken into account for the purposes of determining the total number of Shares comprised in the issued ordinary share capital of the Company as at the Approval Date.

Duration of authority

Purchases of Shares may be made, at any time and from time to time, from the Approval Date up to the earlier of:

(a) the date (being a date after the Approval Date) on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date (being a date after the Approval Date) on which the authority contained in the Share Purchase Mandate is revoked or varied.

Manner of purchase

Purchases of Shares may be made by way of:

(a) market purchases ("Market Purchases"); and/or

(b) off-market purchases in accordance with an equal access scheme ("Off-Market Purchases").

Market Purchases refer to purchases of Shares by the Company effected on the SGX-ST, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares by the Company made under an equal access scheme or schemes for the purchase of Shares from Shareholders. The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Rules, and the Companies Act, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of issued Shares shall be made to every person who holds issued Shares to purchase or acquire the same percentage of their issued Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same, except that there shall be disregarded:

(aa) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements;

(bb) (if applicable) differences in consideration attributable to the fact that offers relate to Shares with different amounts remaining unpaid; and

(cc) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

Additionally, the Listing Rules provide that, in making an Off-Market Purchase, the Company must issue an offer document to all Shareholders which must contain, *inter alia*:

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchases;

(4) the consequences, if any, of share purchases by the Company that will arise under the Take-over Code or other applicable takeover rules;

(5) whether the share purchases, if made, would have any effect on the listing of the Shares on the SGX-ST; and

(6) details of any share purchases made by the Company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

Maximum Purchase price

The purchase price (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price; and

(b) in the case of an Off-Market Purchase pursuant to an equal access scheme, 120% of the Highest Last Dealt Price,

(the "Maximum Price") in either case, *excluding* related expenses of the purchase or acquisition.

For the above purposes:

"Average Closing Price" means the average of the closing market prices of a Share over the last five (5) market days on which transactions in the Shares were recorded, preceding the day of the Market Purchase;

"Highest Last Dealt Price" means the highest price transacted for a Share as recorded on the market day on which there were trades in the Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the purchase of Shares from Shareholders, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.6 Status of purchased or acquired Shares

Under the Companies Act, any Share which is purchased or acquired by the Company is deemed cancelled immediately on its purchase or acquisition, and all rights and privileges attached to that Share expire on cancellation. All Shares purchased or acquired by the Company will be automatically de-listed by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as reasonably practicable following settlement of any such purchase or acquisition.

3.7 Source of funds

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore.

The Companies Act stipulates that any purchase or acquisition of Shares must be made out of the Company's distributable profits that are available for payment as dividends but excludes any amount in the share premium account and the capital redemption reserve fund.

The Company intends to use internal sources of funds, external borrowings, or a combination of internal resources and external borrowings, to finance purchases or acquisitions of its Shares.

3.8 Financial effects

The purchase price paid by the Company for the Shares (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

The Company's total issued share capital will be diminished by the total nominal amount (or par value) of the issued Shares purchased or acquired by the Company. The amount by which the Company's issued share capital is diminished (on cancellation of Shares purchased or acquired) must be transferred to a reserve called the "capital redemption reserve". Such reserve may be applied by the Company in paying up any unissued shares to be allotted and issued to its Shareholders as fully paid bonus shares in the event that the Company implements a bonus issue of shares in the future.

Based on 233,995,439 issued Shares as the Latest Practicable Date, the exercise in full of the Share Purchase Mandate will result in the purchase or acquisition of 23,399,543 Shares, representing 10% of the issued Shares. Assuming that the Company purchases or acquires the 23,399,543 Shares, in the case of Market Purchases, at the Maximum Price of $3.13 for each Share (being 105% of the Average Closing Price of a Share immediately preceding the Latest Practicable Date), the amount of funds required would be $73,240,570. In the case of an Off-Market Purchase of the 23,399,543 Shares at a Maximum Price of $3.65 for each Share (being 120% of the Highest Last Dealt Price of a Share immediately preceding the Latest Practicable Date), the amount of funds required would be $85,408,332.

Purely for illustrative purposes, on the basis of the assumptions set out above, and based on the audited accounts of the Group and the Company for the financial year ended 31 December 2000, and assuming that (i) Share purchases are made to the extent as aforesaid; (ii) such Share purchases are financed solely by borrowings; (iii) no options granted under the CLL Senior Executives' Share Option Scheme or the CCL Share Option Scheme 2000 were exercised between 1 January 2000 and the Latest Practicable Date; (iv) the Share Purchase Mandate had been effective on 1 January 2000; and (v) the Company had purchased the 23,399,543 Shares (representing 10% of its issued ordinary share capital at the Latest Practicable Date) on 1 January 2000, the impact of such purchases on the financial positions of the Group and Company is set out in the table in Appendix III of this Circular. As illustrated in the table, a Market Purchase or an Off-Market Purchase of the 23,399,543 Shares will have the effect of reducing the working capital and the net tangible assets of the Company and Group by the dollar value of the Shares purchased. In the case of the Market Purchase, the consolidated NTA per Share as at 31 December 2000 will decrease from $2.93 to $2.89, and the consolidated basic earnings per Share of the Group for the financial year ended 31 December 2000 would increase from 42.9 cents to 46.1 cents per Share, after taking into account interest cost incurred. In the case of the Off-Market Purchase, the consolidated NTA per Share as at 31 December 2000 will decrease from $2.93 to $2.83, and the consolidated basic earnings per Share of the Group for the financial year ended 31 December 2000 would increase from 42.9 cents to 45.8 cents per Share, after taking into account interest cost incurred.

Shareholders should note that the financial effects set out above are for illustrative purposes only. In particular, it is important to note that the above illustration is based on historical year 2000 numbers and is not necessarily representative of future financial performance.

Purchases or acquisitions of Shares by the Company pursuant to the Share Purchase Mandate will only be made in circumstances where it is considered to be in the best interests of the Company. It should be noted that purchases pursuant to the Share Purchase Mandate may not be carried out to the full 10% as mandated. Further, the Directors would emphasise that they do not propose to carry out purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or the Group, or result in the Company being de-listed from the SGX-ST.

3.9 Taxation

Shareholders who are in doubt as to their respective tax positions or any tax implications or who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

3.10 Listing Rules

Any purchase or acquisition by the Company of its issued Shares pursuant to the Share Purchase Mandate will be reported by the Company in accordance with prevailing reporting requirements of the SGX-ST.

The Listing Rules restrict a listed company to purchasing shares by way of market purchases at a price per share which is more than 5% above the "average closing price", being the average of the closing market prices of the shares over the last 5 market days on which transactions in the shares were recorded, before the day on which the purchases were made. The Maximum Price for a Share in relation to Market Purchases referred to in Paragraph 3.5 above complies with this requirement.

Although the Listing Rules do not prescribe a maximum price in relation to purchases of shares by way of off-market purchases, the Company has set a cap of 20% above the average closing price of a Share as the Maximum Price for a Share to be purchased or acquired by way of Off-Market Purchase.

While the Listing Rules do not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the proposed Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of consideration and/or a decision of the Board of the Company until such price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company will not purchase or acquire any Shares through Market Purchases during the period of one month immediately preceding the announcement of the Company's interim (half-year) results and the annual (full-year) results respectively.

The Listing Rules provide that a listed company shall ensure that at least 10% of a class of its listed securities is at all times held by the public. As there is a public float of approximately 36.1% in the issued Shares, the Company is of the view that there is, at present, a sufficient number of the Shares in public hands that would permit the Company to potentially undertake purchases of its Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Shares on the SGX-ST. Additionally, the Company will consider investor interests when maintaining a liquid market in its securities, and will ensure that there is a sufficient float for an orderly market in its securities when purchasing its issued Shares.

3.11 <u>Obligation to make a take-over offer</u>

If, as a result of any purchase or acquisition by the Company of Shares, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in a change in control, or as a result of such increase a Shareholder or group of Shareholders acting in concert obtain or consolidate control, it may in certain circumstances give rise to an obligation on the part of such Shareholder or group of Shareholders to make a take-over offer under Rule 33 of the Take-over Code.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate through the acquisition by any of them of shares in a company, to obtain or consolidate control of that company. Unless the contrary is established, the following persons (*inter alia*) will be presumed to be acting in concert:

(i) a company with any of its directors; and

(ii) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of 20% or more of the equity share capital of a company will be regarded as the test of associated company status.

The circumstances under which Shareholders, including Directors, and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 33 after a purchase of Shares by the Company are set out in Practice Note 13 ("<u>PN 13</u>") issued by the Securities Industry Council ("<u>SIC</u>").

The effect of PN 13 is that, unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer for the Company if, as a result of the Company purchasing or acquiring its Shares:

(a) the percentage of voting rights held by such Directors and their concert parties in the Company would increase to 25% or more; or

(b) if they together hold between 25% and 50% of the Company's voting rights, their voting rights would increase by more than 3% in any period of 12 months.

PN 13 also provides that a Shareholder and persons acting in concert with him will incur an obligation to make a take-over offer after a purchase of Shares by the Company (*inter alia*) if he and/or persons acting in concert with him (who would increase their voting rights to 25% or more as a result of a purchase of Shares by the Company) has/have acquired any Shares between the date of the notice of the resolution to authorise the Share Purchase Mandate and the next Annual General Meeting of the Company, or, if he and/or persons acting in concert with him, together hold between 25% and 50% of the Company's voting rights (who would increase their voting rights by more than 3% in the preceding 12 months as a result of the purchase or acquisition of Shares by the Company), has/have acquired any Shares between the date of the notice of resolution to authorise the Share Purchase Mandate and the next Annual General Meeting of the Company.

Under PN 13, a Shareholder not acting in concert with the Directors will not be required to make a takeover offer under Rule 33 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 25% or more, or, if such Shareholder holds between 25% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 3% in any period of 12 months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

The interests of the Directors and substantial shareholders of the Company as at the Latest Practicable Date are set out in Paragraph 5 below.

Shareholders who are in doubt as to whether they would incur any obligation to make a take-over offer as a result of any purchase of Shares by the Company pursuant to the Share Purchase Mandate are advised to consult their professional advisers and/or the SIC before they acquire any Shares in the Company during the period when the Share Purchase Mandate is in force.

4. THE AMENDMENTS TO THE ARTICLES

4.1 New Article 125A

To facilitate the implementation of the Scrip Dividend Scheme by the Directors, the Articles require amendment. A new Article 125A is proposed to be inserted in the Articles to, *inter alia*, enable Shareholders to elect to receive New Shares credited as fully paid in lieu of the cash amount of a Qualifying Dividend, in accordance with the Scrip Dividend Scheme.

4.2 New Article 3A

To facilitate the implementation of the proposed Share Purchase Mandate, a new Article 3A is proposed to be inserted in the Articles pursuant to the Companies Act to expressly provide a power for the Company to purchase or otherwise acquire shares in the issued share capital of the Company.

4.3 Text of new Articles 3A and 125A

The text of the new Article 3A and new Article 125A are set out in Appendix II of this Circular.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

5.1 Issued Shares

As at the Latest Practicable Date, the interests of the Directors and substantial shareholders of the Company in issued Shares were as follows:

	Direct		Deemed	
	No. of Shares	% of total issued Shares	No. of Shares	% of total issued Shares
Director				
Tan Sri Dato' Seri Mohd Saleh Sulong (1)	—	—	48,317,800	20.6
Boon Yoon Chiang	—	—	—	—
Philip Eng Heng Nee	10,000	—	—	—
Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed	—	—	—	—
Rin Kei Mei	—	—	—	—
Anthony J L Nightingale	—	—	—	—
Datuk Hassan Abas	—	—	—	—
Alan Yeo Chee Yeow	—	—	—	—
Vimala Menon	—	—	—	—
Lim Ho Kee	—	—	—	—
Chang See Hiang	—	—	—	—
Neville Barry Venter	10,000	—	—	—
Alternate Director				
Hasni bin Harun	—	—	—	—
Owen P Howell-Price	—	—	—	—
Dato' Maznah binte Abdul Jalil	—	—	—	—
Substantial Shareholder				
Jardine Strategic Holdings Limited (2)	61,679,378	26.4	—	—
Edaran Otomobil National Berhad	48,317,800	20.6	—	—
Employees Provident Fund Board	27,726,175	11.8	—	—
Tweedy, Browne Company LLC	11,931,600	5.1	—	—

Notes:

(1) Tan Sri Dato' Seri Mohd Saleh Sulong, through his interest in (i) DRB-HICOM Berhad (formerly known as Diversified Resources Berhad) ("DRB-HICOM"), (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"), (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"), (iv) DRB-HICOM's and Mega's interests in Hicom Holdings Berhad ("HICOM"), and (v) HICOM's interest in Edaran Otomobil National Berhad ("EON") is deemed to have an interest in the 48,317,800 Shares held by EON.

(2) JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 61,679,378 Shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

5.2 Share Options

The interests of Directors in Shares comprised in outstanding Share Options as at the Latest Practicable Date are as follows:

Director	**Number of Shares comprised in outstanding Share Options**
Philip Eng Heng Nee	460,000
Neville Barry Venter	80,000

Save as disclosed above, none of the Directors has any interest in any Share Options as at the Latest Practicable Date.

6. RECOMMENDATION

For the reasons set out in Paragraph 2.1 above, the Directors are of the opinion that the Scrip Dividend Scheme, and the related amendment to the Articles of Association in connection with the Scrip Dividend Scheme, are in the interests of the Company.

For the reasons set out in Paragraph 3.2 above, the Directors are of the opinion that the Share Purchase Mandate, and the related amendment to the Articles of Association in relation to the Share Purchase Mandate, are in the interests of the Company.

Accordingly, the Directors recommend that Shareholders vote in favour of the Special Resolution in respect of the amendments to the Articles, and the Ordinary Resolutions in respect of the Scrip Dividend Scheme and the Share Purchase Mandate respectively, to be proposed at the EGM.

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 30 to 32 of this Circular, will be held at The Oriental Ballroom 1, First Floor, The Oriental Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11.30 a.m. (or as soon thereafter as the Extraordinary General Meeting No.1 of the Company to be held at 11.15 a.m. on the same day and at the same place is concluded or adjourned), for the purpose of considering and, if thought fit, passing the Special and (with or without modifications) the Ordinary Resolutions respectively set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, by not later than 11.30 a.m. on Tuesday, 1 May 2001. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM in person if he so wishes.

9. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

10. DOCUMENTS FOR INSPECTION

The following documents may be inspected at the registered office of the Company during normal business hours from the date of this Circular up to (and including) the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Annual Report of the Company for the year ended 31 December 2000; and

(c) the terms and conditions of the Scrip Dividend Scheme.

Yours faithfully
CYCLE & CARRIAGE LIMITED

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

SCRIP DIVIDEND SCHEME STATEMENT

1. SCRIP DIVIDEND SCHEME STATEMENT

This Scrip Dividend Scheme Statement ("Statement") contains the terms and conditions of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scrip Dividend Scheme") under which persons registered in the Register of Members of Cycle & Carriage Limited (the "Company") or, as the case may be, the Depository Register (as defined below) as the holders of fully paid ordinary shares in the Company (the "Members") may elect to receive fully paid ordinary shares of S$1.00 each in the capital of the Company (the "Shares") in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) which is declared on the Shares held by them (after the deduction of applicable income tax).

2. SUMMARY OF MAIN FEATURES

The Scrip Dividend Scheme provides Members with the option to elect to receive Shares in lieu of the cash amount of any dividend (including any interim, final, special or other dividend) (the "Dividend") declared on their holding of Shares (after the deduction of applicable income tax).

Under present law in Singapore, there are no brokerage, stamp duty or other transaction costs payable on Shares allotted under the Scrip Dividend Scheme.

All Members are eligible to participate in the Scrip Dividend Scheme subject to the restrictions on Overseas Members (as defined below), more particularly described below and except for such other Members or class of Members as the Directors may in their discretion decide.

Members may elect to participate in respect of all and not part of their holding of Shares to which each Notice of Election (as defined below) relates in respect of any Qualifying Dividend (as defined below) and may also make a permanent election to participate in respect of all of their holding of Shares to which each Notice of Election relates for all future Qualifying Dividends. Members receiving more than one Notice of Election may elect to participate in respect of their holding of Shares to which one Notice of Election relates and elect not to participate in respect of their holding of Shares to which any other Notice of Election relates. Where a permanent election has been made, participating Members may cancel their participation and withdraw from the Scrip Dividend Scheme at any time, subject to giving appropriate notice in accordance with paragraph 4.13 of this Statement.

The Directors of the Company (the "Directors") may, in their absolute discretion, determine that the Scrip Dividend Scheme will apply to any particular Dividend. An announcement will be made by the Company as soon as practicable following the determination by the Directors that the Scrip Dividend Scheme is to apply to a particular Dividend, and in any event, by no later than the next Market Day (as defined below) immediately following the Books Closure Date (as defined below) in respect of the particular Dividend. Unless the Directors have determined that the Scrip Dividend Scheme will apply to any particular Dividend, the Dividend concerned will be paid in cash to the Members in the usual manner. An announcement will also be made by the Company as soon as may be practicable if the Scrip Dividend Scheme is not to apply to any particular Dividend. Shares allotted under the Scrip Dividend Scheme will rank *pari passu* in all respects with the Shares then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Members participating in the Scrip Dividend Scheme will receive, at or about each dividend payment date, statements setting out, *inter alia*, the number of Shares allotted to them under the Scrip Dividend Scheme.

3. HOW TO PARTICIPATE

Participation in the Scrip Dividend Scheme is optional.

A Member wishing to receive Shares in respect of any Qualifying Dividend or to make a permanent election to receive Shares in respect of all future Qualifying Dividends to which a Notice of Election received by him relates should complete such Notice of Election and return it to the Company at the address indicated on the Notice of Election or, if the Member is a Depository (as defined below), to CDP. A Member receiving more than one Notice of Election and wishing to receive Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all of his holding of Shares or to make a permanent election to receive Shares in respect of all future Qualifying Dividends must complete all Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be.

To be effective in respect of any Qualifying Dividend to which a Notice of Election relates, such duly completed Notice of Election must be received by the Company or (as the case may be) CDP no later than the date to be specified by the Directors in respect of that Qualifying Dividend.

4. TERMS AND CONDITIONS OF THE SCRIP DIVIDEND SCHEME

4.1 Establishment

The Scrip Dividend Scheme has been established by the Directors of the Company.

4.2 Terms and Conditions

The following are the Terms and Conditions of the Scrip Dividend Scheme. In these Terms and Conditions, "Companies Act" shall mean the Companies Act, Chapter 50 of Singapore, as amended from time to time, "Books Closure Date" shall mean the date to be determined by the Directors on which the Register of Members of the Company will be closed for the purpose of determining the entitlements of Members to a Dividend and is the day immediately preceding the first day of the Books Closure Period, "Books Closure Period" shall mean the period to be determined by the Directors during which the Register of Members of the Company will be closed for the purpose of determining the entitlements of Members to a Dividend, "CDP" shall mean The Central Depository (Pte) Limited, "Depositor", "Depository Agent" and "Depository Register" shall have the respective meanings ascribed to them in the Companies Act, "Market Day" shall mean a day on which the SGX-ST is open for trading in securities, "Qualifying Dividend" shall mean any Dividend to which the Scrip Dividend Scheme (as determined by the Directors as provided below) applies, "Shares" shall mean ordinary shares of S$1.00 each in the capital of the Company, and "SGX-ST" shall mean Singapore Exchange Securities Trading Limited (including any successor entity or body).

4.3 Eligibility

All Members are eligible to participate in the Scrip Dividend Scheme, subject to the restrictions on Overseas Members, more particularly described below and except that participation in the Scrip Dividend Scheme shall not be available to such Members or class of Members, as the Directors may in their discretion determine, and further subject to the requirement that such participation by the Member will not result in a breach of any other restriction on such Member's holding of Shares which may be imposed by any statute, law or regulation in force in Singapore or any other relevant jurisdiction, as the case may be, or by the Articles of Association of the Company.

4.4 Members Resident Outside Singapore

For practical reasons and to avoid any violation of the securities laws applicable in countries outside Singapore where Members may have their registered addresses, the Scrip Dividend Scheme may, at the discretion of the Directors, not be offered to Members with registered addresses outside Singapore and who have not provided to the Company or (as the case may be)

CDP not later than 5 Market Days prior to the Books Closure Date, addresses in Singapore for the service of notices and documents (the "Overseas Member"). No Overseas Member shall have any claim whatsoever against the Company as a result of the Scrip Dividend Scheme not being offered to such Overseas Members. If the Directors have decided not to offer the Scrip Dividend Scheme to Overseas Members, Overseas Members who receive or come to have in their possession this Statement and/or a Notice of Election may not treat the same as an invitation to them and are advised to inform themselves of, and to observe, any prohibitions and restrictions, and to comply with any applicable laws and regulations relating to the Scrip Dividend Scheme as may be applicable to them. Overseas Members who wish to be eligible to participate in the Scrip Dividend Scheme may provide an address in Singapore for the service of notices and documents by notifying the Company care of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, or, if the Overseas Member is a Depositor, CDP at 20 Cecil Street #06-03/08, The Exchange, Singapore 049705 not later than 5 Market Days prior to the Books Closure Date. Depositors should note that all correspondences and notices will be sent to their last registered addresses with CDP.

4.5 Level of Participation

A Member may elect to participate in the Scrip Dividend Scheme (the "Participating Member") in respect of all and not part only, of his holding of Shares as at each Books Closure Date to which each Notice of Election received by him relates for a Qualifying Dividend (the "Participating Shares"), except in the case of a Member who is a Depository Agent or nominee company of a bank, merchant bank, stockbroker or other financial institution, holding Shares as custodian, such Depository Agent or nominee company may, at the discretion of the Directors, be allowed to make an election to participate in the Scrip Dividend Scheme in respect of part only of the Shares to which each Notice of Election received by it relates.

4.6 Permanent Election

Any permanent election to participate in the Scrip Dividend Scheme is personal to the Participating Member.

A Member may make a permanent election in the manner set out below for participation in respect of all future Qualifying Dividends, and where a permanent election in respect of all his holding of Shares to which a Notice of Election relates has been made, unless and until a notice of cancellation in such form as the Directors may approve (the "Notice of Cancellation") in relation to such Notice of Election is received by the Company or (as the case may be) CDP as provided below, the permanent election shall be effective for all future Qualifying Dividends in respect of such Notice of Election. A notice of cancellation of participation in the Scrip Dividend Scheme in any other form will not be accepted by the Company or (as the case may be) CDP.

4.7 Notice of Election to Participate

The Company will, at its discretion, send to each Member one or more notices of election (in such form as the Directors may approve) (the "Notice of Election") unless a permanent election in respect of such Notice of Election has been made. To be effective in respect of any Qualifying Dividend (unless a permanent election has already been made), a Notice of Election must be received by the Company or, in the case of a Notice of Election being submitted by a Member who is a Depositor, by CDP, by the date to be specified by the Directors in respect of that Qualifying Dividend. A Member receiving two or more Notices of Election and wishing to receive Shares in respect of all of his entitlement to the Qualifying Dividend in respect of all his holding of Shares must complete all the Notices of Election received by him and return the completed Notices of Election to the Company and/or CDP, as the case may be. A Notice of Election to participate in the Scrip Dividend Scheme in any other form will not be accepted by the Company or (as the case may be) CDP.

If a Notice of Election in relation to a permanent election is received after the date specified by the Directors for any particular Qualifying Dividend, the Notice of Election will not be effective for that Qualifying Dividend, but will be effective for all future Qualifying Dividends in respect of such Notice of Election.

A Notice of Election (other than in relation to a permanent election) in respect of any Qualifying Dividend shall not, upon its receipt by the Company or (as the case may be) CDP, be withdrawn or cancelled.

A permanent election made in the Notice of Election will remain in force until cancelled in the manner provided below or until it becomes ineffective as provided in these Terms and Conditions. A Member receiving more than one Notice of Election and wishing to make a permanent election in respect of all his holding of Shares must complete all Notices of Election received by him and return the Notices of Election to the Company and/or CDP, as the case may be.

4.8 Extent of Application of Scrip Dividend Scheme to each Dividend

The Directors may, in their absolute discretion, in respect of any Dividend, determine whether the Scrip Dividend Scheme shall apply to such Dividend. If, in their absolute discretion, the Directors have not determined that the Scrip Dividend Scheme is to apply to a Dividend, such Dividend shall be paid in cash to Members notwithstanding their elections under the Scrip Dividend Scheme.

4.9 Share Entitlement

By electing to participate in the Scrip Dividend Scheme in respect of any Notice of Election received by him, a Member elects in respect of any Qualifying Dividend (after the deduction of applicable income tax) to which such Notice of Election relates to receive Shares in lieu of the cash amount of the Qualifying Dividend.

In respect of any Qualifying Dividend, the number of Shares to be allotted and issued to the Participating Member electing to receive Shares in respect of a Notice of Election shall be calculated in accordance with the following formula:

$$N = \frac{S \times D}{V}$$

Where:

N is the number of Shares to be allotted and issued as fully paid to the Participating Member in respect of such Notice of Election.

S is the number of Participating Shares held by the Participating Member as at the Books Closure Date for which such Notice of Election relates.

D is the Qualifying Dividend (after deduction of applicable income tax) to which such Notice of Election relates.

V is the issue price of a Share, which shall for the purpose of calculating the number of Shares to be allotted and issued as fully paid to Participating Members, pursuant to the Scrip Dividend Scheme, be an amount in S$ determined by the Directors (the "Relevant Amount"), which Relevant Amount shall not be set at more than 10% discount to, nor shall it exceed, the average of the last dealt prices of a Share on the SGX-ST for each of the Market Days during the period commencing on the day on which the Shares are first quoted ex-dividend on the SGX-ST after the announcement of the Dividend and ending on the Books Closure Date ("Price Determination Period"). In the event that there is no trading in the Shares during the Price Determination Period, the Relevant Amount shall not exceed the average of the last dealt prices of a Share on the SGX-ST, for each of the Market Days during a period to be determined by the Directors prior to the announcement of the application of the Scrip Dividend Scheme to such Dividend.

The Directors shall have full power to make such provisions as they think fit where the number of Shares calculated in accordance with the above formula becomes attributable in fractions, including provisions whereby fractional entitlements are rounded up or otherwise dealt with in such manner as they may deem fit in the interests of the Company and which is/are acceptable to the SGX-ST.

In no event, however, will Shares be allotted under the Scrip Dividend Scheme at less than the par value of the Shares. Should the issue price, as determined above (being represented in the formula as "V") be less than the par value of the Shares, the Scrip Dividend Scheme will not operate for that Dividend and the Dividend will be paid in cash in the usual manner to all Participating Members.

4.10 Terms of Allotment

All Shares allotted under the Scrip Dividend Scheme will be allotted as fully paid.

All such Shares shall rank *pari passu* in all respects with all existing Shares then in issue save only as regards participation in the Qualifying Dividend which is the subject of the election (including the right to make any election pursuant to the Scrip Dividend Scheme) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the Qualifying Dividend which is the subject of the election, unless the Directors shall otherwise specify.

Participating Members who are Depositors and who have supplied their CDP account numbers in the Notice of Election will have the Shares credited to their CDP accounts. In other cases, certificates for the Shares will be despatched to Members, at their risk, at their registered addresses in Singapore.

4.11 Statement to Participants

The Company will send to each Participating Member on or about each payment date for the Dividend which shall be a date not less than 30 Market Days but not more than 35 Market Days after the Books Closure Date for that Dividend, or such other period as the Directors may decide, a statement detailing, *inter alia*:

(a) the number of the Participating Shares held by the Participating Member as at the relevant Books Closure Date; and

(b) the number of Shares to be allotted to the Participating Member under the Scrip Dividend Scheme.

4.12 Cost to Participants

Under present law in Singapore, brokerage or other transaction costs and Singapore stamp duty will not be payable by Participating Members on Shares allotted under the Scrip Dividend Scheme.

4.13 Cancellation of Participation

A Participating Member may at any time cancel his permanent election to participate in the Scrip Dividend Scheme in relation to any Notice of Election by completing and returning to the Company or (as the case may be) CDP, a Notice of Cancellation in such form as the Directors may approve (a notice of cancellation of participation in the Scrip Dividend Scheme in any other form will not be accepted by the Company) in relation to such Notice of Election. To be effective in respect of any Qualifying Dividend, the Notice of Cancellation must be received by the Company or (as the case may be) CDP by the date to be specified by the Directors for that Qualifying Dividend, failing which the Notice of Cancellation will not be effective for that Qualifying Dividend but will be effective for all future Qualifying Dividends in respect of such Notice of Election.

If a Participating Member, who is an individual, dies, any permanent election to participate in the Scrip Dividend Scheme by that Member will cease upon receipt by the Company or, if the Member is a Depositor, by CDP, of notice of the death acceptable to the Company or, as the case may be, CDP or at such later date as the Directors in their discretion, upon request from the personal representative(s) of the deceased Participating Member, may determine. If the personal representative(s) of the deceased Member wish(es) to participate in the Scrip Dividend Scheme in respect of any Qualifying Dividend or in respect of all future Qualifying Dividends in relation to the Shares forming part of the estate of the deceased Member, the relevant Notices of Election must be submitted by such personal representative(s) in accordance with these Terms and Conditions.

If a Member becomes bankrupt or, in the case where the Member is a company, is wound up, any permanent election to participate in the Scrip Dividend Scheme by that Member will cease upon receipt by the Company or, if the Member is a Depositor, by CDP of notice of the bankruptcy or, as the case may be, the winding up.

4.14 Cancellation of Application of the Scrip Dividend Scheme

Notwithstanding any provision in these Terms and Conditions, at any time after the Directors have determined that the Scrip Dividend Scheme shall apply to any particular Dividend and before the allotment and issue of Shares in respect of the Dividend, the Directors shall consider that by reason of any event or circumstance (whether arising before or after such determination) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the Scrip Dividend Scheme in respect of the Dividend, the Directors may, at their absolute discretion and as they may deem fit in the interest of the Company and without assigning any reason therefor, cancel the application of the Scrip Dividend Scheme to the Dividend. In such event, the Dividend shall be paid in cash to Members in the usual manner.

4.15 Modification and Termination of the Scrip Dividend Scheme

The Scrip Dividend Scheme may be modified or terminated at any time by the Directors as they deem fit on giving notice in writing to all Members, except that no modification shall be made without the prior approval of the SGX-ST.

In the case of a modification, the Scrip Dividend Scheme will continue as modified in relation to each Member who has made a permanent election under the Scrip Dividend Scheme unless and until the Company or, if the Member is a Depositor, CDP receives a Notice of Cancellation in respect of a Notice of Election submitted by such Participating Member, from the Participating Member.

4.16 Governing Law

This Statement, the Scrip Dividend Scheme and the Terms and Conditions thereof shall be governed by, and construed in accordance with, the laws of Singapore.

5. LISTING ON SGX-ST

The Shares allotted under the Scrip Dividend Scheme have in-principle been accepted for listing by the SGX-ST and will be quoted upon completion of allotment procedures. However, the SGX-ST accepts no responsibility for any statement in this Statement.

6. TAXATION

The Company takes no responsibility for the taxation liabilities of Participating Members or the tax consequences of any election made by Members. As individual circumstances and laws vary considerably, specific taxation advice should be obtained by Members if required.

The Company takes no responsibility for the correctness or accuracy of any information as to taxation liability set out in this Statement.

As a general indication, however, it is understood that as at the date of this Statement, under tax legislation in Singapore, a Member's Singapore tax liability in relation to the Dividends received will not alter, nor is there any tax advantage to be gained, by reason of having elected to participate in the Scrip Dividend Scheme.

7. INCOME TAX

The Company will deduct all income tax required to be deducted from the Qualifying Dividends in accordance with applicable law. Certificates of income tax deductions will be sent to Participating Members in the usual manner.

8. OTHER ITEMS

The Shares are offered on the terms and conditions set out in this Statement and in the applicable provisions of the Articles of Association of the Company. There are no other terms other than those implied by law or set out in publicly registered documents.

9. ENQUIRIES

Enquiries about any aspect of the Scrip Dividend Scheme should be directed to:

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

10. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information contained in this Statement and confirm that, having made all reasonable enquiries and to the best of their knowledge and belief, there are no material facts the omission of which would make any statement in this Statement misleading.

AMENDMENTS TO THE ARTICLES

The Articles of Association of the Company will be amended in the manner below.

(1) New Article 3A

Inserting the following new Article 3A immediately after the provisions of existing Article 3:

" 3A. Notwithstanding Article 3, the Company may subject to and in accordance with the Act, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition. On the cancellation of a share as aforesaid, the rights and privileges attached to that share shall expire, and the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act."

Share Purchase.

(2) New Article 125A

Inserting the following new Article 125A immediately after the provisions of existing Article 125:

" 125A. (a) Whenever the Directors of the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary share capital of the Company, the Directors may further resolve that members entitled to such dividend be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:-

Scrip Dividend.

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors shall determine the manner in which members shall be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to members, providing for forms of election for completion by members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be

lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Article 125A;

(iii) the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded provided that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on ordinary shares in respect whereof the share election has been duly exercised (the "elected ordinary shares") and in lieu and in satisfaction thereof ordinary shares shall be allotted and credited as fully paid to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid and for such purpose (notwithstanding the provisions of Article 137), the Directors shall (1) capitalise and apply the amount standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise for distribution as the Directors may determine, such sum as may be required to pay up in full (to the nominal value thereof) the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis, or (2) apply the sum which would otherwise have been payable in cash to the holders of the elected ordinary shares towards payment of the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis.

(b) (i) The ordinary shares allotted pursuant to the provisions of paragraph (a) of this Article 125A shall rank *pari passu* in all respects with the ordinary shares then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article 125A, with full power to make such provisions as they think fit in the case of fractional entitlements to shares (including, notwithstanding any provision to the contrary in these Articles, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the members).

(c) The Directors may, on any occasion when they resolve as provided in paragraph (a) of this Article 125A, determine that rights of election under that paragraph shall not be made available to the persons who are registered as holders of ordinary shares in the Register of Members or (as the case may be) in the Depository Register, or in respect of ordinary shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit, and in such event the provisions of this Article 125A shall be read and construed subject to such determination.

(d) The Directors may, on any occasion when they resolve as provided in paragraph (a) of this Article 125A, further determine that no allotment of shares or rights of election for shares under that paragraph shall be made available or made to members whose registered addresses entered in the Register of Members or (as the case may be) the Depository Register is outside Singapore or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlements of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared.

(e) Notwithstanding the foregoing provisions of this Article 125A, if at any time after the Directors' resolution to apply the provisions of paragraph (a) of this Article 125A in relation to any dividend but prior to the allotment of ordinary shares pursuant thereto, the Directors shall consider that by reason of any event or circumstances (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement that proposal, the Directors may at their absolute discretion and as they deem fit in the interest of the Company, cancel the proposed application of paragraph (a) of this Article 125A."

ILLUSTRATION OF FINANCIAL EFFECTS FROM MARKET PURCHASE AND OFF-MARKET PURCHASE OF SHARES

	MARKET PURCHASE				OFF-MARKET PURCHASE			
	Group		Company		Group		Company	
	Before share purchase S$million	After share purchase S$million	Before share purchase S$million	After share purchase S$million	Before share purchase S$million	After share purchase S$million	Before share purchase S$million	After share purchase S$million
As at 31 December 2000								
Shareholders' funds ("SF")	685.6	609.1	866.9	790.4	685.6	596.3	866.9	777.6
Net tangible assets	685.6	609.1	866.9	790.4	685.6	596.3	866.9	777.6
Current assets	681.9	681.9	6.2	6.2	681.9	681.9	6.2	6.2
Current liabilities	565.8	642.3	31.2	107.7	565.8	655.1	31.2	120.5
Working capital	116.1	39.6	(25.0)	(101.5)	116.1	26.8	(25.0)	(114.3)
Net debt	677.7	754.2	399.6	476.1	677.7	767.0	399.6	488.9
No. of Shares issued ('000)	233,995	210,596	233,995	210,596	233,995	210,596	233,995	210,596
Financial ratios								
NTA per Share (S$)	2.93	2.89	3.70	3.75	2.93	2.83	3.70	3.69
Gearing (Net debt/SF)	99%	124%	46%	60%	99%	129%	46%	63%
Current ratio	1.2	1.1	0.2	0.1	1.2	1.0	0.2	0.1
Earnings/(loss) per Share (cents)	42.9	46.1	(19.2)	(22.9)	42.9	45.8	(19.2)	(23.1)
Price paid per Share (S$)		3.13				3.65		

Notes to the above table:

(1) NTA equals Shareholders' funds less intangible assets.
(2) Current ratio equals current assets divided by current liabilities.

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING No. 2

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING No. 2 of the Company will be held at The Oriental Ballroom 1, First Floor, The Oriental Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11.30 a.m. (or as soon thereafter as the Extraordinary General Meeting No.1 of the Company to be held at 11.15 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing Resolution 1 below which will be proposed as a Special Resolution, and passing Resolutions 2 and 3 below, with or without modifications, as Ordinary Resolutions:

SPECIAL RESOLUTION

Resolution 1: Amendments to the Articles of Association

That the Articles of Association of the Company be and is hereby amended in the manner set out in Appendix II of the Company's Circular to Shareholders dated 10 April 2001.

ORDINARY RESOLUTIONS

Resolution 2: Cycle & Carriage Limited Scrip Dividend Scheme

That:

(a) subject to and contingent upon the passing of Resolution 1 above, the scrip dividend scheme to be known as the "CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME" ("Scrip Dividend Scheme"), under which the Directors of the Company may, whenever the Directors of the Company or the Company in general meeting have resolved that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary share capital of the Company, resolve that shareholders entitled to such dividend may elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the dividend (further particulars of which are set out in the Company's Circular to Shareholders dated 10 April 2001 in respect of the proposed Scrip Dividend Scheme and the amendment to the Articles of Association in relation thereto), be and is hereby approved; and

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the Scrip Dividend Scheme;

(ii) to modify and/or alter the Scrip Dividend Scheme from time to time and to do all such acts and things and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the Scrip Dividend Scheme; and

(iii) pursuant to Section 161 of the Companies Act, Chapter 50, to allot and issue from time to time such number of ordinary shares of $1.00 each in the capital of the Company as may be required to be allotted and issued pursuant to the Scrip Dividend Scheme.

Resolution 3: Share Purchase Mandate

That subject to and contingent upon the passing of Resolution 1 above:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Cap. 50 (the "Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of $1.00 each in the capital of the Company ("Shares") not exceeding in

aggregate the Prescribed Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchases (each a "Market Purchase") on the Singapore Exchange Securities Trading Limited ("SGX-ST"); and/or

(ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access schemes as may be determined or formulated by the Directors as they consider fit, which schemes shall satisfy all the conditions prescribed by the Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; or

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" means 10% of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and

"Maximum Price" in relation to a Share to be purchased, means an amount (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase : 105% of the Average Closing Price

(ii) in the case of an Off-Market Purchase : 120% of the Highest Last Dealt Price

where:

"Average Closing Price" is the average of the closing market prices of a Share over the last five (5) market days on which transactions in the Shares were recorded, preceding the day of the Market Purchase;

"Highest Last Dealt Price" means the highest price transacted for a Share as recorded on the market day on which there were trades in the Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the purchase of Shares from shareholders stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

By Order of the Board

Ho Yeng Tat
Group Company Secretary
Singapore, 10 April 2001

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting No. 2 is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing the proxy must be lodged with the Company's share registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time appointed for the Extraordinary General Meeting No. 2.

3. The Company intends to use internal sources of funds, external borrowings, or a combination of internal resources and external borrowings, to finance purchases of its shares. For illustrative purposes only, the financial effects of an assumed purchase or acquisition by the Company, on 30 March 2001, of 23,339,543 shares (representing 10% of its issued ordinary share capital as at that date) at a purchase price equivalent to the Maximum Price for each share, in the case of a Market Purchase and an Off-Market Purchase respectively, based on the audited accounts of the Group and the Company for the financial year ended 31 December 2000, and certain other assumptions, are set out in Paragraph 3.8 and Appendix III of the Company's Circular to Shareholders dated 10 April 2001 in respect of the Extraordinary General Meeting No. 2.

CYCLE & CARRIAGE LIMITED
(Incorporated in Singapore)

PROXY FORM

EXTRAORDINARY GENERAL MEETING No. 2

IMPORTANT:
1. For investors who have used their CPF monies to buy Cycle & Carriage Limited shares, this Circular to Shareholders is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

I/We ____

of ____

being a member/members of CYCLE & CARRIAGE LIMITED hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)
and/or (delete as appropriate)			

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf at the **Extraordinary General Meeting No. 2** of the Company to be held on 3 May 2001, and at any adjournment thereof. I/We direct my/our proxy/proxies to vote for or against the resolutions to be proposed at the Meeting as indicated hereunder. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion, as he/they will on any other matter arising at the Meeting.

No.	**Resolutions**	**For***	**Against***
1.	To approve amendments to the Company's Articles of Association		
2.	To approve the Cycle & Carriage Limited Scrip Dividend Scheme and to authorise Directors to allot and issue Shares pursuant to the Scrip Dividend Scheme		
3.	To approve the Share Purchase Mandate		

* *If you wish to exercise all your votes "For" or "Against", please tick (✓) within the box provided.*

Dated this _______ day of ____________________ 2001.

Number of Shares held

____
Signature(s) of Member(s)/Common Seal

IMPORTANT: PLEASE READ NOTES TO PROXY FORM



Notes to Proxy Form

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number. If you have shares registered in your name in the Register of Members of the Company, you should insert that number. If you have shares entered against your name in the Depository Register and registered in your name in the Register of Members, you should insert the aggregate number. If no number is inserted, this form of proxy will be deemed to relate to all the shares held by you.

2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. The instrument appointing a proxy or proxies must be deposited at the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time set for the Meeting.

4. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his holding to be represented by each proxy.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of its officer or attorney duly authorised.

6. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the power of attorney (or other authority) or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

7. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

8. The Company shall be entitled to reject an instrument of proxy which is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified on the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject an instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the meeting, as certified by The Central Depository (Pte) Limited to the Company.

Circular dated 9 October 2002

THIS CIRCULAR IS IMPORTANT AS IT CONTAINS THE RECOMMENDATIONS OF THE INDEPENDENT DIRECTORS OF CYCLE & CARRIAGE LIMITED AND THE ADVICE OF THE DEVELOPMENT BANK OF SINGAPORE LTD. THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION AND YOU SHOULD READ IT CAREFULLY.

If you are in any doubt in relation to this Circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

If you have sold or transferred all your issued ordinary shares of S$1.00 each in the capital of Cycle & Carriage Limited (the "Shares"), you should immediately forward this Circular to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale or transfer for onward transmission to the purchaser or transferee.



CYCLE & CARRIAGE

Cycle & Carriage Limited

(Incorporated in the Republic of Singapore)

Circular to Shareholders in relation to t

Voluntary Conditional Cash Partial Offer

by

UBS AG, Singapore Branch

(acting through its business group UBS Warburg)

for and on behalf of



Jardine Strategic

Jardine Strategic Holdings Limited

(Incorporated in Bermuda)

to acquire such number of Shares other than those already owned, controlled or agreed to be acquired by Jardine Strategic Holdings Limited (the "Offeror") or any party acting or presumed to be acting in concert with the Offeror in connection with the Partial Offer ("Concert Party") that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror and its Concert Parties holding 50.2 per cent. of the Shares in issue as at 18 October 2002

Financial Adviser to the Independent Directors of Cycle & Carriage Limited


DBSBANK
THE DEVELOPMENT BANK OF SINGAPORE LTD

Shareholders should note that the Partial Offer will close at 3.30 p.m. on 1 November 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Shareholders who wish to accept the Partial Offer must do so by 3.30 p.m. on 1 November 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

Shareholders should further note that the Record Date to determine Shareholders' entitlement to participate in the Partial Offer is 5.00 p.m. on 18 October 2002.

CONTENTS

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Circular:-

"1990 ESOS"	:	The CCL Senior Executives' Share Option Scheme, which was approved and adopted by shareholders of the Company at an EGM held on 12 May 1989 and modified at an EGM held on 27 September 1990, and which expired on 31 December 1999
"2000 ESOS"	:	The CCL Executives' Share Option Scheme 2000, which was approved and adopted by shareholders of the Company to replace the 1990 ESOS at an EGM held on 6 May 1999 and modified at an EGM held on 3 May 2001
"Act"	:	The Companies Act, Chapter 50 of Singapore
"ADB"	:	Asian Development Bank
"Adjusted NTA"	:	The unaudited NTA of the CCL Group as at 30 June 2002 adjusted for the net surplus arising from the revaluation of the CCL Group's properties (other than those of the MCL Group's) and the CCL Group's shareholding interests in MCL Land, CCB and Astra, further details of which are set out on pages 50 and 51 of this Circular
"Astra"	:	PT Astra International Tbk, which is quoted on the Jakarta and Surabaya stock exchanges, Indonesia and a 31.17 per cent.-owned associated company of CCL
"CCB"	:	Cycle & Carriage Bintang Berhad, which is quoted on the KLSE, Malaysia and a 48.07 per cent.-owned associated company of CCL
"CCL" or "C&C" or the "Company"	:	Cycle & Carriage Limited
"CCL Group"	:	CCL and its subsidiaries
"CCL Mauritius"	:	Cycle & Carriage (Mauritius) Limited, a wholly-owned subsidiary of CCL
"CDP"	:	The Central Depository (Pte) Limited
"Circular"	:	This circular to Shareholders dated 9 October 2002 in relation to the Partial Offer
"Closing Date"	:	3.30 p.m. on 1 November 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror, being the last day for the lodgement of acceptances of the Partial Offer
"Code"	:	The Singapore Code on Take-overs and Mergers (as revised with effect from 1 January 2002)
"Comparable Companies"	:	The companies used in DBS Bank's analysis which are broadly comparable to CCL and which are substantially engaged in the distribution, marketing and sale of motor vehicles, parts and accessories in the region, details of which are set out on pages 43 and 44 of this Circular

"Concert Party"	:	Any party acting or presumed to be acting in concert with the Offeror in connection with the Partial Offer
"CPF"	:	Central Provident Fund
"Date of Receipt"	:	5.00 p.m. on the date of receipt of the FAA by CDP or 3.30 p.m. if such date is the Closing Date
"DBS Bank"	:	The Development Bank of Singapore Ltd
"Depositor"	:	A person being a Depository Agent or a holder of a securities account maintained with CDP but does not include the holder of a sub-account maintained with a Depository Agent
"Depository Agent"	:	An entity registered as a depository agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others
"Depository Register"	:	A register maintained by CDP in respect of book-entry securities under the Act
"Directors"	:	The directors of the Company (including the Independent Directors) as at the Latest Practicable Date
"EBITDA"	:	Earnings before interest, tax, depreciation and amortisation but after share of associates' and joint ventures' income and excluding exceptional items
"EGM"	:	Extraordinary general meeting
"Encumbrances"	:	Liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever
"EON"	:	Edaran Otomobil Nasional Berhad
"EON Shareholders' Approval"	:	Approval from the independent shareholders of EON for (i) EON to accept the Partial Offer in respect of all of the Shares held by EON and (ii) the disposal of all or part of the Shares held by EON pursuant to the terms of the Partial Offer
"EPS"	:	Earnings per share
"ESOS Committee"	:	The respective committees for the time being comprising Directors duly authorised and appointed by the directors of the Company to administer the 1990 ESOS and the 2000 ESOS, as the case may be
"EV"	:	Enterprise value, which is defined as the sum of market capitalisation, preferred equity, minority interests, short-term and long-term debt less cash and cash equivalents
"Excess Shares"	:	The number of Shares held by Relevant Shareholders, which is in excess of the number of their Relevant Percentage Offer Shares
"FAA"	:	Form of Acceptance and Authorisation, which forms part of the Offer Document
"FAT"	:	Form of Acceptance and Transfer, which forms part of the Offer Document

"Formal Announcement"	:	The announcement of the Offeror's firm intention to make the Partial Offer released by UBS, for and on behalf of the Offeror, on the Formal Announcement Date
"Formal Announcement Date"	:	20 September 2002
"FY"	:	Financial year ended or ending 31 December
"GDP"	:	Gross domestic product
"IAS"	:	International Accounting Standards
"IMF"	:	International Monetary Fund
"Independent Directors"	:	The Directors who are independent for the purpose of making recommendations to Shareholders in respect of the Partial Offer, namely, Tan Sri Dato' Seri Mohd Saleh Sulong, Philip Eng Heng Nee, Tan Sri Abdul Halim bin Ali, Rin Kei Mei, Datuk Hassan Abas, Alan Yeo Chee Yeow, Vimala Menon, Lim Ho Kee, Chang See Hiang and Dato' Maznah bte Abdul Jalil (alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)
"IRAS"	:	Inland Revenue Authority of Singapore
"JM"	:	Jardine Matheson Holdings Limited
"JSH" or the "Offeror"	:	Jardine Strategic Holdings Limited
"KLSE"	:	Kuala Lumpur Stock Exchange
"Latest Practicable Date"	:	3 October 2002, being the latest practicable date prior to the printing of this Circular
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"MCL Group"	:	MCL Land and its subsidiaries
"MCL Land"	:	MCL Land Limited, which is quoted on the SGX-ST and a 65.44 per cent.-owned subsidiary of CCL
"MCL Land Offer"	:	The voluntary unconditional cash offer by UBS in August 2002, for and on behalf of the Offeror, to acquire all the MCL Shares, other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting or presumed to be acting in concert with it
"MCL Shares"	:	Stock units or ordinary shares of S$1.00 each (as the case may be) in the share capital of MCL Land
"NTA"	:	Net tangible assets
"Offer Document"	:	The offer document dated 4 October 2002 issued by UBS, for and on behalf of the Offeror, in respect of the Partial Offer including the FAA and the FAT, and any other document which may be issued by or on behalf of the Offeror to amend, revise, supplement or update such document from time to time
"Offer Price"	:	S$4.76 in cash for each Offer Share

"Offer Shares"	:	Such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror and its Concert Parties holding 50.2 per cent. of the Shares in issue as at the Record Date
"Offeror Directors"	:	The directors of the Offeror as at 27 September 2002, being the latest practicable date prior to the printing of the Offer Document
"Offeror Group"	:	The Offeror and its subsidiaries and associated companies
"Official List"	:	The list of issuers maintained by the SGX-ST in relation to the SGX-ST Main Board and the SGX-ST Dealing and Automated Quotation System
"Optionholder(s)"	:	Holder(s) of the Options
"Options"	:	Outstanding options to subscribe for Shares granted pursuant to the 1990 ESOS and the 2000 ESOS
"Partial Offer"	:	The voluntary conditional cash partial offer made by UBS, for and on behalf of the Offeror, to acquire the Offer Shares on the terms and conditions set out in the Offer Document
"Partial Offer Announcement"	:	The announcement of the pre-conditional Partial Offer released by UBS, for and on behalf of the Offeror, on the Partial Offer Announcement Date
"Partial Offer Announcement Date"	:	12 July 2002
"PER"	:	Price-earnings ratio
"Pre-Condition"	:	Receipt by EON of the EON Shareholders' Approval
"Proton"	:	Perusahaan Otomobil Nasional Berhad
"Record Date"	:	5.00 p.m. on 18 October 2002, being a date falling 14 days before the first closing date of the Partial Offer and on which the Transfer Books and the Register of Members of the Company will be closed in order to determine Shareholders' entitlements to the Partial Offer
"Relevant Percentage Offer Shares"	:	The number of Shares held as at the Record Date by Relevant Shareholders for which the Partial Offer is made, being (based on the issued share capital of the Company as at 27 September 2002) 50.63 million Shares or 296 Shares for every 1,000 Shares held as at the Record Date by Relevant Shareholders, and when calculating each Shareholder's Relevant Percentage Offer Shares, fractions of a Share will be disregarded
"Relevant Shareholders"	:	Shareholders as at the Record Date
"Securities Account"	:	A securities account maintained by a Depositor with CDP
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholder(s)"	:	Holder(s) of Shares, including persons whose Shares are deposited with CDP

"Shares"	:	Ordinary shares of S$1.00 each in the share capital of the Company
"SIC"	:	Securities Industry Council of Singapore
"ST Index"	:	Straits Times Index
"UBS"	:	UBS AG, Singapore branch, acting through its business group UBS Warburg
"Valuers"	:	Singapore – Chesterton International Property Consultants Pte Ltd; Malaysia – Rahim & Co Chartered Surveyors Sdn. Bhd., KGV-Lambert Smith Hampton (M) Sdn Bhd; Australia – CB Richard Ellis (C) Pty Ltd, Jones Lang LaSalle Advisory Services Pty Limited, Knight Frank (WA) Pty Ltd; New Zealand – Blackmore & Associates Limited, Colliers International New Zealand Limited
"%" or "per cent."	:	Percentage or per centum
"AUD$"	:	Australian dollars
"HK$"	:	Hong Kong dollars
"IDR" or "Rupiah"	:	Indonesian rupiah
"NZ$"	:	New Zealand dollars
"RM"	:	Malaysian ringgit
"S$", "$" and "cents"	:	Singapore dollars and cents, respectively
"THB"	:	Thai baht
"UK"	:	United Kingdom
"US"	:	United States of America
"US$"	:	US dollars

The expressions "acting in concert" and "associates" shall have the meaning ascribed to them, respectively, in the Code.

Words importing the singular shall, where applicable, include the plural and *vice versa.* Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa.* References to persons shall, where applicable, include references to corporations.

Any reference in this Circular to an enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or the Code or any statutory or regulatory modification thereof and not otherwise defined in this Circular shall, where applicable, have the meaning assigned to it under the Act or the Code or any such statutory or regulatory modification, as the case may be.

Any reference to a time of day and date in this Circular shall be a reference to Singapore time and date, respectively, unless otherwise stated.

Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

CYCLE & CARRIAGE LIMITED

(Incorporated in the Republic of Singapore)

Directors:-

Tan Sri Dato' Seri Mohd Saleh Sulong (Chairman)
Boon Yoon Chiang (Deputy Chairman)
Philip Eng Heng Nee (Group Managing Director)
Tan Sri Abdul Halim bin Ali
Rin Kei Mei
Anthony J L Nightingale
Datuk Hassan Abas
Alan Yeo Chee Yeow
Vimala Menon
Neville Barry Venter (Group Finance Director)
Lim Ho Kee
Chang See Hiang
Owen P Howell-Price (Alternate to Anthony J L Nightingale)
Dato' Maznah bte Abdul Jalil
(Alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)

Registered Office:-

239 Alexandra Road
Singapore 159930

9 October 2002

To: The Shareholders of Cycle & Carriage Limited

Dear Sir/Madam

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY UBS, FOR AND ON BEHALF OF THE OFFEROR, FOR THE OFFER SHARES

1. INTRODUCTION

On the Partial Offer Announcement Date, UBS announced, for and on behalf of the Offeror, the intention of the Offeror to make the Partial Offer subject to the Pre-Condition.

On the Formal Announcement Date, UBS announced, for and on behalf of the Offeror, that the Offeror had agreed to waive the Pre-Condition, which is now one of the conditions to the Partial Offer as set out in Section 3.2 of the Offer Document. As stated in the Offer Document, this allowed the Formal Announcement (and accordingly, the despatch of the Offer Document) to be made earlier with no change to the substantive conditions to the Partial Offer. Shareholders therefore have the benefit of being able to participate in the Partial Offer on the same terms from an earlier date.

According to the Offer Document, as at 27 September 2002, the Offeror and its Concert Parties hold an aggregate of 70,573,075 Shares, representing approximately 29.23 per cent. of the Company's issued share capital. Save as disclosed in Appendix 5 to the Offer Document, as at 27 September 2002, none of the Offeror, its Concert Parties or the Offeror Directors owns, controls or has agreed to acquire any Shares or securities which carry voting rights in the Company, or are convertible into the Shares or securities which carry voting rights in the Company, or rights to subscribe for or options in respect of the Shares or such securities. Save as disclosed in Appendix 5 to the Offer Document, none of the Offeror, its Concert Parties or the Offeror Directors has dealt for value in any Shares during the period commencing 6 months prior to the Partial Offer Announcement Date and ending on 27 September 2002.

Shareholders should have by now received a copy of the Offer Document issued by UBS, for and on behalf of the Offeror, setting out, *inter alia,* the terms and conditions of the Partial Offer. The principal terms and conditions of the Partial Offer are set out on pages 7 to 9 of the Offer Document.

2. THE PARTIAL OFFER

Terms of the Partial Offer

The Partial Offer is being made for the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror and its Concert Parties holding 50.2 per cent. of the Shares in issue as at the Record Date.

For and on behalf of the Offeror, UBS has made the Partial Offer to acquire the Offer Shares on the following basis:-

For each Offer Share : S$4.76 in cash

Although no revision is contemplated, if the Partial Offer is revised, it will remain open for acceptance for at least 14 days from the date of despatch of the written notification of the revision to the Shareholders. In any case, where the terms are revised, the benefit of the Partial Offer (as so revised) will be made available to each of the Shareholders who had previously accepted the Partial Offer.

The Offer Shares will be acquired (i) fully paid, (ii) free from all Encumbrances, and (iii) together with all rights, benefits and entitlements attached thereto as at the Formal Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, made or paid by CCL on or after the Formal Announcement Date, other than the interim dividend for the 6 months ended 30 June 2002 which was paid on 27 September 2002.

Under the terms of the Partial Offer, the Offeror is permitted to acquire only the Offer Shares and is not permitted to acquire any additional Shares which may be tendered for acceptance under the Partial Offer.

In determining the number of Offer Shares for which the Partial Offer is made, fractions of a Share will be disregarded.

The Partial Offer will be extended to all Shares allotted and issued on or prior to the Record Date pursuant to the valid exercise of any Options to subscribe for new Shares granted under the 1990 ESOS and the 2000 ESOS. For the purpose of the Partial Offer, the calculation of Offer Shares shall take into consideration all such Shares.

The minimum level at which Shareholders can be assured of their acceptances being met is 29.63 per cent. of their respective holdings of Shares, based on the Company's issued share capital of 241,434,031 Shares as at the Latest Practicable Date and assuming that no Options are exercised between the Latest Practicable Date and the Record Date. Accordingly, based on the above, if a Shareholder has 1,000 Shares standing to the credit of his Securities Account or registered in his name in the Register of Members of the Company as at the Record Date, his Relevant Percentage Offer Shares will be 296 Shares.

Conditions to the Partial Offer

With the waiver of the Pre-Condition as stated in section 3.1 of the Offer Document, the Partial Offer is conditional upon the following:-

(i) EON having received, by the close of the Partial Offer, the EON Shareholders' Approval (this condition is in substitution for the Pre-Condition as set out in section 3.1 of the Offer Document);

(ii) the Offeror having received, by the close of the Partial Offer, approval by way of more than 50 per cent. of the votes received from Shareholders holding Shares as at the Record Date other than the Offeror, its Concert Parties and their associates; and

(iii) the Offeror having received, by the close of the Partial Offer, acceptances in respect of not fewer than the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror holding 50.2 per cent. of the Shares in issue as at the Record Date.

The Offeror has reserved the right to waive condition (i) above.

At the Partial Offer Announcement Date, the Partial Offer had been stated as being conditional on the Offeror obtaining its shareholders' approval for the Partial Offer if so required by the UK Listing Authority. The Offeror has its primary share listing on the London Stock Exchange, and the Partial Offer may have been classified as a Class 1 transaction upon review by the UK Listing Authority as at the Formal Announcement Date. Under the Rules of the UK Listing Authority, a Class 1 transaction would require the Offeror's shareholders' approval by way of an ordinary resolution at a special general meeting. The UK Listing Authority has now confirmed that the Partial Offer is not a Class 1 transaction and, accordingly, the Partial Offer is not conditional upon the Offeror obtaining its shareholders' approval.

In relation to condition (i) above, on 3 October 2002, EON received the EON Shareholders' Approval. Accordingly, condition (i) above has been satisfied.

The Partial Offer will not become or be capable of being declared unconditional in all respects until the close of the Partial Offer unless at any time prior to the close of the Partial Offer, all the above conditions are fulfilled, waived or otherwise satisfied.

Irrevocable Undertakings

The Offeror had obtained irrevocable undertakings from DRB-HICOM Berhad ("DRB"), Rin Kei Mei and Kualapura (M) Sdn Bhd, shareholders of EON who, together with their respective wholly-owned subsidiaries (where relevant), held an aggregate of 97,110,000 shares in EON as at 30 August 2002 (representing approximately 42.32 per cent. of the issued share capital of EON as at that date) to (i) procure EON to convene an EGM to obtain the approval of its independent shareholders for the acceptance of the Partial Offer in respect of all of the Shares held by EON and the disposal of all or part of its Shares pursuant to the terms of the Partial Offer, and (ii) vote in favour of the resolution(s) to be proposed at the EGM in order to enable EON to accept the Partial Offer. It was stated in EON's circular dated 19 September 2002 that DRB's undertakings do not require its creditors' approval.

As at 27 September 2002, none of the Offeror or its Concert Parties has received any irrevocable undertaking from any Shareholder to accept the Partial Offer.

SIC Conditional Approval

The SIC has approved the Partial Offer subject to the fulfillment of certain conditions, which are set out in section 2 of Appendix 6 to the Offer Document. In relation to condition 3 set out on page 36 of the Offer Document, it is stated in the Offer Document that the SGX-ST had on 30 September 2002 confirmed in writing that a special temporary trading counter will be established for the trading of board lots of 50 Shares each if the Partial Offer becomes or is declared unconditional in all respects and that the counter will be open for a period of 1 month from the Closing Date. The Offeror has also confirmed in the Offer Document that condition 4 set out on page 36 of the Offer Document has been satisfied by the statement in red on the cover of the Offer Document, and section 6 on page 10 of the Offer Document.

Furthermore, each of the Offeror and JM has given its undertaking to the SIC that it did not and will not acquire any Shares (i) in the 6 months prior to the date of the Partial Offer Announcement, (ii) in the period between 10 June 2002 (being the date of the application to the SIC for its consent to the Partial Offer) and the making of the Partial Offer, (iii) during the Partial Offer (except pursuant to the Partial Offer) and (iv) during a period of 6 months after the close of the Partial Offer, if it becomes unconditional. For the purpose of this paragraph and Rule 16.4(b) of the Code, acquisitions of Shares by the Offeror, JM and parties acting in concert with them pursuant to a rights issue, a bonus issue or an election for scrip dividend shall be excluded.

Unconditionality of the Partial Offer as to Acceptances Prior to Close

Prior to the close of the Partial Offer, the Partial Offer will become, and will be declared, unconditional as to acceptances if the aggregate number of Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties (before or during the Partial Offer and pursuant to the Partial Offer or otherwise), together with the number of Shares represented by acceptances received pursuant to the Partial Offer, exceeds 50.2 per cent. of Shares in issue as at the Record Date.

3. OPTIONS

No special arrangements will be made to extend the Partial Offer to Optionholders. However, any Shares which are allotted and issued on or prior to the Record Date pursuant to the valid exercise of any Options can participate in the Partial Offer on a pro rata basis.

A separate letter setting out, *inter alia*, the procedure for acceptance of the Partial Offer by Optionholders, who are eligible and who wish to exercise all or part of their Options for the purpose of accepting the Partial Offer, had been sent to each of the Optionholders on the date of despatch of the Offer Document.

Optionholders who are **not** yet entitled to exercise their respective Options under the 2000 ESOS will be able to exercise their Options only if the Option Period (as defined in the 2000 ESOS relating thereto) in respect of their relevant Options has commenced or only if the Partial Offer becomes or is declared unconditional in all respects, whichever is the earlier. However, they will not be able to accept the Partial Offer in respect of any new Shares which are allotted and issued after the Record Date pursuant to the valid exercise of such Options.

The 1990 ESOS

The 1990 ESOS was implemented in May 1989 for senior executives of the CCL Group and had expired on 31 December 1999 upon completion of 10 financial years of operation.

Clause 22 of the 1990 ESOS provides, *inter alia*, that in the event of a take-over offer being made for the Shares and such offer becoming or being declared unconditional, Optionholders shall be entitled within 6 months of the date on which such offer becomes or is declared unconditional (but within the Option Period and subject to the provisions of Clauses 11.2 to 11.6 and 21 (as defined and set out in the 1990 ESOS)) to exercise in full or in part any unexercised Options.

The 2000 ESOS

The 2000 ESOS became operative on 1 January 2000 immediately following the expiration of the 1990 ESOS.

Rule 7(a) of the 2000 ESOS provides, *inter alia*, that in the event of a take-over offer being made for the Shares, an Optionholder shall be entitled to exercise in full or in part any Option held by him and as yet unexercised, in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which such offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:-

(i) the expiry of 6 months thereafter, unless prior to the expiration of such 6-month period, at the recommendation of the offeror and with the approvals of the ESOS Committee and the SGX-ST, such expiration date is extended to a later date (being a date falling not later than the expiration of the Option Period (as defined in the 2000 ESOS) relating thereto); or

(ii) the date of the expiration of the Option Period relating thereto, whereupon the Option then remaining unexercised shall lapse.

Rule 7(f) further provides that to the extent that an Option granted under the 2000 ESOS is not exercised within the periods referred to in Rule 7, it shall lapse and become null and void.

The Offeror has stated in the Offer Document that to the extent that any Options are not exercised, it is the Offeror's intention (subject to all relevant approvals and authorisations (regulatory or otherwise) being obtained) to allow Optionholders to exercise in full or in part any unexercised Options until the date of expiry of the relevant period of the Options.

The Company will be seeking the confirmation or approval as applicable, of its ESOS Committee and the SGX-ST to allow Optionholders to exercise in full or in part any unexercised Options until the date of expiry of the relevant period of the Options, subject to the Partial Offer becoming unconditional in all respects.

4. RECORD DATE

The Transfer Books and Register of Members of the Company will be closed on the Record Date, 18 October 2002, for the purpose of determining the Relevant Percentage Offer Shares.

5. ACCEPTANCES

Shareholders may accept the Partial Offer in respect of all or any part of their holdings of Shares.

The Offeror has stated in the Offer Document that it would despatch a letter to Shareholders after the Record Date to notify them, *inter alia*, of (i) the number of Shares held as at the Record Date in respect of which they are entitled to vote on the Partial Offer and (ii) their Relevant Percentage Offer Shares.

Subject to the Partial Offer becoming unconditional in all respects, acceptances will be met in full or in part to the extent necessary for the Offeror to acquire the Offer Shares at the close of the Partial Offer. Acceptances by Shareholders in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd-lot shareholdings.

The Partial Offer will remain open for acceptances by Shareholders until 3.30 p.m. on the Closing Date. Once the Partial Offer becomes unconditional as to acceptances, an announcement will be made to such effect.

For illustrative purposes only, based on 241.43 million Shares in issue as at 27 September 2002 and the Offeror's current shareholding interest, (a) the Offer Shares would comprise approximately 50.63 million Shares, representing approximately 20.97 per cent. of the current issued share capital of CCL and (b) subject to the Partial Offer becoming unconditional in all respects, having regard to the potential scale back described above, the minimum level at which Shareholders can be assured of their acceptances being met is 29.63 per cent. of their respective holdings of Shares.

Accordingly, if a Shareholder has 1,000 Shares standing to the credit of his Securities Account or registered in his name in the Register of Members of CCL as at the Record Date, his Relevant Percentage Offer Shares will be 296 Shares. His alternative courses of action are summarised below:-

(1) not accept the Partial Offer and retain his entire shareholding; or

(2) accept the Partial Offer in respect of part of the Relevant Percentage Offer Shares. For example, he may accept the Partial Offer in respect of 200 Shares; or

(3) accept the Partial Offer in respect of all 296 Relevant Percentage Offer Shares; or

(4) accept the Partial Offer in respect of all 296 Relevant Percentage Offer Shares and tender any number of Excess Shares (being the difference between his holding of Shares and his Relevant Percentage Offer Shares, including any Shares he may acquire after the Record Date) for acceptance, provided that such Relevant Percentage Offer Shares and/or Excess Shares are (i) (if he is a Depositor) standing to the credit of the "Free Balance" of his Securities Account as at the Date of Receipt or (ii) (if he is not a Depositor) represented by the share certificate(s) forwarded together with the FAT to the Offeror by 3.30 p.m. on the Closing Date. Subject to the Partial Offer becoming unconditional in all respects, acceptances in respect of Excess Shares will be scaled down proportionately but in a manner which minimises the number of new odd-lot shareholdings.

The numbers and percentages in the above illustration will change if any Shares are issued between 27 September 2002 and the Record Date.

Shareholders may refer to page 25 of the Offer Document for a diagrammatic illustration of the possible courses of action available to them.

6. BACKGROUND TO THE PARTIAL OFFER AND THE OFFEROR'S INTENTION FOR CCL

The full text of the background to the Partial Offer and the Offeror's intention for CCL have been extracted from the Offer Document and set out in italics below. All terms and expressions used in the extract below shall have the same meaning as those defined in the Offer Document, unless otherwise stated. Shareholders are advised to read the extract below carefully.

The Offer Document sets out the following rationale for the Partial Offer:-

"Background to the Partial Offer. The Offeror has been a supportive shareholder of C&C since it first invested in the company in 1992. In recognition of the longer-term prospects for C&C's business, the Offeror has subsequently increased its interest in the C&C Group to its current level of 29.23 per cent.

It had been the Offeror's intention to use the permitted one per cent. per six months share purchase provision in the Code to continue to increase its shareholding in C&C over time once its shareholding had increased beyond the 30 per cent. threshold. (No mandatory bid would be triggered at such threshold as the Offeror's shareholding was above the previous 25 per cent. threshold, following an earlier mandatory bid, when the trigger point was raised to 30 per cent.) However, the Offeror became aware of the possible availability of EON's shareholding in C&C and, consistent with the Offeror's objective of increasing its shareholding in C&C, the Offeror obtained the consent of the SIC to make the Partial Offer. This will give the Offeror the opportunity of acquiring some or all of EON's shareholding.

In its interim results for the six months ended 30th June 2002, C&C reported that profit attributable to shareholders before exceptional items was S$124.4 million, 96 per cent above that of the previous year. Included in that total were earnings from the motor vehicle operations of S$25.8 million, down 47 per cent. from last year, and C&C's share of results from Astra, accounted for one month in arrears, which increased by 388 per cent. to S$98.0 million.

Under equity accounting, Astra therefore contributed approximately 79 per cent. of C&C's attributable profit in the first half of 2002 but this is not matched by cash contribution as C&C is not currently receiving dividends from Astra.

In its own interim results announcement made on 18th September 2002, Astra provided its shareholders with an update of its debt restructuring discussions with creditors. Astra stated that although these discussions were continuing in a constructive manner, there was no certainty of a mutually acceptable outcome. However, Astra also stated that, were a satisfactory debt restructuring to be achieved, it would be Astra's intention to raise a significant amount of new equity as soon as practicable after concluding new debt arrangements and assuming satisfactory market conditions.

C&C is, therefore, facing difficult trading in its traditional motor vehicle operations and, as Astra's largest shareholder, is expecting to support a possible equity capital raising in the near future. However, the Offeror considers that C&C has a strong management team which is pursuing a sound business strategy, and the Offeror intends to support the development of C&C so as to enable it to operate effectively and with sound financing. The Offeror also recognises the strength that C&C derives from being a major listed Singapore company with a high level of local ownership.

The Offeror believes that over the medium-term improvements in the economic environment in which C&C operates can be expected and its traditional businesses, particularly in its important Singapore market, can return to growth. In addition, the Offeror also believes that Astra has the potential, as a major Indonesian business, to improve on its already significant contribution to C&C's performance."

The Offer Document also sets out the Offeror's intention for CCL as follows:-

"The Offeror is supportive of the existing management of C&C and its strategy and has no present intention to (i) introduce any major changes to the businesses of the C&C Group, (ii) redeploy the fixed assets of the C&C Group or (iii) discontinue the employment of the employees of the C&C Group."

Having reviewed and assessed the background to the Partial Offer and the Offeror's intention for CCL, we would like to draw the attention of Shareholders to the following considerations:-

(a) It is stated in the Offer Document that the Offeror will not trigger a mandatory bid at the 30 per cent. threshold as the Offeror's shareholding was above the previous 25 per cent. threshold, following an earlier mandatory bid, when the trigger point was raised to 30 per cent.. Upon increasing its voting rights in CCL to 30 per cent. and in the absence of the Partial Offer, the Offeror may increase its shareholding in CCL by up to 1 per cent. in any 6-month period without incurring a general offer obligation.

(b) On 17 September 2002, Astra announced that it intends to proceed to raise a significant amount of new equity as soon as practicable after concluding new debt arrangements and assuming satisfactory market conditions.

In the event that Astra undertakes a new equity issue and subject to the terms of such issue, the Directors' intention is for CCL to participate in Astra's equity issue. The Company's participation in Astra's equity issue would be at least proportionate to its equity stake in Astra, and is expected to be financed by drawing on the CCL Group's current bank facilities in the short term.

(c) In CCL's announcement on 31 July 2002 of its unaudited consolidated financial results for the 6 months ended 30 June 2002, it was stated that earnings from the motor vehicle operations at S$25.8 million were 47 per cent. below the previous year. It was further stated that while the CCL Group's trading performance for the second half of the year was expected to be satisfactory, the value of the Rupiah will however continue to have a major influence on Astra and the CCL Group's attributable profit. Nevertheless, Shareholders should also note that the CCL Group on the whole achieved a 78.2 per cent. increase in trading profit from S$117.1 million to S$208.7 million for the 6 months ended 30 June 2002 compared with the same period last year.

(d) In an announcement on 5 September 2002, CCB announced the proposed joint venture between DaimlerChrysler AG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003, subject to the approvals of the relevant Malaysian government authorities, which will leave CCB with the retail functions of Mercedes-Benz vehicles in Malaysia. It was stated that the proposed joint venture would result in CCB's future earnings being substantially reduced. Further details can be found on pages 30 and 31 of this Circular.

(e) CCL also announced on 30 August 2002 that its wholly-owned subsidiary, Cycle & Carriage (Proton) Pte Limited, will cease representing Proton in Singapore with effect from 15 September 2002, and that the cessation of the Proton franchise is not expected to have any significant impact on the CCL Group's EPS and NTA per Share in FY2002.

7. ADVICE AND RECOMMENDATIONS

DBS Bank has been appointed to advise the Independent Directors in respect of the Partial Offer. The purpose of this Circular is to provide relevant information on the CCL Group and to set out the recommendations of the Independent Directors and the advice of DBS Bank with regard to the Partial Offer. Shareholders should consider carefully the recommendations of the Independent Directors and the advice of DBS Bank before deciding:-

(A) whether to vote for or against the Partial Offer; **and**

(B) whether to accept or reject the Partial Offer.

7.1 Key Factors taken into Consideration by DBS Bank in Rendering its Advice

In arriving at its conclusion and advice in respect of the Partial Offer, DBS Bank has taken into consideration, *inter alia*, the following factors:-

(a) As at the Latest Practicable Date, the Offeror is the single largest Shareholder owning approximately 29.23 per cent. of CCL's issued and paid-up share capital. As such, the Offeror is in a position to exercise significant influence over CCL and will continue to do so regardless of the outcome of the Partial Offer. The Partial Offer will allow the Offeror to gain statutory control of CCL if it becomes unconditional in all respects.

(b) With the setting up of the joint venture between DaimlerChrysler AG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003 (subject to the approvals of the relevant Malaysian government authorities), CCB's future earnings will be substantially reduced as a result.

(c) Given the high degree of correlation between the price movements in the shares of CCL and Astra, the Shares will continue to be significantly influenced by Astra's share price movements and the developments in Astra. The price of Astra shares is in turn affected by, *inter alia*, the US$:IDR exchange rate which has been volatile.

(d) Although Astra's negotiations with its creditors to reschedule its debts are continuing in a constructive manner, there is currently no certainty of a mutually acceptable outcome. Further, Astra has announced that should the debt restructuring be achieved satisfactorily and assuming satisfactory market conditions, it intends to undertake an equity issue to raise a significant amount of new equity.

    In the event that Astra undertakes a new equity issue and subject to the terms of such issue, the Directors' intention is for CCL to participate in Astra's equity issue. The Company's participation in Astra's equity issue would be at least proportionate to its equity stake in Astra, and is expected to be financed by drawing on the CCL Group's current bank facilities in the short term.

(e) As at the Latest Practicable Date, there is no publicly available evidence of an alternative take-over offer for the Shares from any third party.

(f) The Offer Document states that the Offeror considers that CCL has a strong management team which is pursuing a sound business strategy and that the Offeror intends to support the development of CCL so as to enable it to operate effectively and with sound financing.

(g) The Partial Offer (if it becomes unconditional in all respects) may result in residual odd-lots of Shares in the hands of Shareholders who accept the Partial Offer. The Offeror has made arrangements with the SGX-ST for a special temporary counter to be established for the trading of board lots of 50 Shares each if the Partial Offer becomes unconditional in all respects and the counter will be open for a period of 1 month from the Closing Date. The Partial Offer will not affect the listing status of the Shares.

(h) In terms of the price performance of the Shares *vis-à-vis* the Offer Price, DBS Bank has noted the following:-

(i) From the Partial Offer Announcement Date to the Latest Practicable Date, the Shares have not closed at or above the Offer Price.

(ii) The Offer Price represents a significant premium of 25.9 per cent. and 22.4 per cent. over the volume-weighted average price of the Shares for the 18-month and 1-year periods prior to the Partial Offer Announcement.

(iii) The Offer Price represents a premium of 33.0 per cent. over the closing price of S$3.58 per Share immediately prior to the Formal Announcement and a premium of 20.8 per cent. over the closing price of S$3.94 per Share on the Latest Practicable Date.

(iv) The Shares have generally underperformed the broad-based ST Index on a historical monthly closing PER basis since October 2001. The Partial Offer values the Shares at a historical FY2001 PER (excluding exceptional items) which is equal to the highest historical monthly closing PER of CCL (excluding exceptional items) since October 2001.

(v) The price performance of the Shares has lagged the ST Index between the Partial Offer Announcement Date and the Latest Practicable Date. Accordingly, there is insufficient evidence that the price of the Shares was supported by the Partial Offer.

(i) In terms of the valuation multiples implied by the Offer Price *vis-à-vis* the Comparable Companies, DBS Bank has noted the following:-

(i) Both the unadjusted and adjusted historical PERs for CCL implied by the Offer Price are within the range of historical PERs of the Comparable Companies and significantly above the lowest historical PER of the Comparable Companies.

(ii) Both the unadjusted and adjusted historical EV/EBITDA multiples for CCL implied by the Offer Price are above the range of historical EV/EBITDA multiples of the Comparable Companies.

(iii) The Offer Price represents a Price-to-NTA ratio (unadjusted and adjusted) for CCL which is above the mean, weighted-average and median Price-to-NTA ratios of the Comparable Companies.

(j) The Offer Price represents a discount of only 7.4 per cent. to the Adjusted NTA per Share and a discount of only 7.2 per cent. to the fully-diluted Adjusted NTA per Share (assuming all outstanding Options as at the Latest Practicable Date are exercised and taking into account the proceeds arising therefrom).

(k) Based on a comparison with recent privatisation exercises ("Privatisation Transactions") and non-privatisation take-overs ("Non-Privatisation Transactions"), the premium of the Offer Price over the last transacted price and the 1-month volume-weighted average price of the Shares prior to the Formal Announcement and over the Adjusted NTA are either above or within the range of corresponding premia paid for the Privatisation Transactions and the Non-Privatisation Transactions.

(l) Based on a comparison with other partial offers undertaken in Singapore ("PO Transactions"), other than the premium of the Offer Price over the 1-month volume-weighted average price of the Shares prior to the Formal Announcement, the premium of the Offer Price over the last transacted price of the Shares prior to the Formal Announcement and the discount of the Offer Price to the Adjusted NTA are within the range of corresponding premia paid or to be paid for the PO Transactions.

(m) Based on a comparison with take-over offers for listed motor companies undertaken in Singapore ("Motor Transactions"), the premium of the Offer Price over the last transacted price and the 1-month volume-weighted average price of the Shares prior to the Formal Announcement and over the Adjusted NTA are within the range of corresponding premia paid for the Motor Transactions. Although the historical adjusted PER for CCL implied by the Offer Price is below the range of the historical PERs paid for the Motor Transactions, the historical adjusted EV/EBITDA multiple (which DBS Bank regards as a more neutral valuation measure) for CCL implied by the Offer Price is above the range of the historical EV/EBITDA multiples paid for the Motor Transactions.

7.2 Advice of DBS Bank

After carefully considering all available information and reviewing the financial assessment of the terms of the Partial Offer, DBS Bank is of the view that the terms of the Partial Offer are, on balance, fair and reasonable from a financial point of view. Accordingly, DBS Bank has advised the Independent Directors as follows:-

(A) In respect of whether to vote for or against the Partial Offer, to recommend to Shareholders who wish to have the benefit of realising part of their investment in CCL at the Offer Price (which is at a premium to the prevailing market price as at the Latest Practicable Date) pursuant to the Partial Offer and/or who are in favour of the Offeror acquiring statutory control of CCL upon the Partial Offer becoming unconditional in all respects, to vote FOR the Partial Offer in respect of ALL their Shares as at the Record Date. Shareholders should note the implications of the Partial Offer becoming unconditional in all respects as set out under section 11(j) of DBS Bank's letter on page 62 of this Circular.

Shareholders should note that voting for or against the Partial Offer will not prevent them from accepting the Partial Offer, and *vice versa*. Shareholders who vote for the Partial Offer for whatever reasons are not obliged to accept the Partial Offer in respect of all or part of their Shares. Similarly, Shareholders who vote against the Partial Offer for whatever reasons may nonetheless accept the Partial Offer in respect of all or part of their Shares.

(B) In respect of whether to accept or reject the Partial Offer, to:-

(i) Recommend to Shareholders who take a short-term view of their investment in CCL and/or who wish to realise part of their investment in CCL at the Offer Price (which is at a premium to the prevailing market price as at the Latest Practicable Date) notwithstanding the possibility of having residual odd-lots of Shares, to ACCEPT the Partial Offer in respect of ALL their Shares. Such Shareholders should note that only their Relevant Percentage Offer Shares are guaranteed to be accepted in full provided the Partial Offer becomes unconditional in all respects and that any acceptances in respect of Excess Shares will be scaled down proportionately. In addition, such Shareholders should consider selling their Shares in the open market or otherwise if they are able to obtain a price higher than the Offer Price of S$4.76 per Share (after deducting related expenses) by doing so.

(ii) Recommend to Shareholders who are optimistic about the long-term prospects of CCL after considering the factors outlined in section 12.1 of DBS Bank's letter on pages 65 to 67 of this Circular, NOT TO ACCEPT the Partial Offer.

Shareholders who wish to accept the Partial Offer should note that the Offeror has made arrangements with the SGX-ST for a special temporary trading counter to be established for the trading of board lots of 50 Shares each if the Partial Offer becomes unconditional or is declared unconditional in all respects and the counter will be open for a period of 1 month from the Closing Date. Such Shareholders should note that they may or may not be able to realise their residual odd-lots of Shares at prices which board lots of 1,000 Shares trade on the SGX-ST.

For a Shareholder whose acceptance of the Partial Offer exceeds his Relevant Percentage Offer Shares, the acceptance in respect of Excess Shares will only be met to the extent that other Shareholders do not accept the Partial Offer or accept the Partial Offer in respect of less than their respective Relevant Percentage Offer Shares. On this basis, Shareholders who wish to maximise their level of successful acceptances may wish to consider accepting the Partial Offer in respect of more than their Relevant Percentage Offer Shares.

Shareholders who wish to accept the Partial Offer should note, however, that there is no certainty that the Partial Offer will become or be declared unconditional in all respects by the Closing Date, unless all the conditions specified under section 3.2 of the Offer Document are fulfilled or waived by the Offeror. Shareholders should note that in the event that the Partial Offer does not become unconditional in all respects by the Closing Date, the Partial Offer will lapse and all acceptances will be returned to Shareholders.

In rendering its advice, DBS Bank has not had regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, any individual Shareholder who may require specific advice in relation to his investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Shareholders should note that the trading of the Shares is subject to, *inter alia*, the performance and prospects of the CCL Group, prevailing economic conditions, economic outlook, stock market conditions and sentiments. Accordingly, DBS Bank's advice on the Partial Offer does not and cannot take into account future trading activities or patterns or price levels that may be established for the Shares after the Latest Practicable Date since these are governed by factors beyond the ambit of DBS Bank's review.

7.3 Recommendations of the Independent Directors

The Independent Directors, having considered carefully the terms of the Partial Offer and the advice given by DBS Bank on pages 20 to 68 of this Circular, **CONCUR** with the advice of DBS Bank in respect of the Partial Offer. Accordingly, the Independent Directors' recommendations in respect of the Partial Offer are as set out in section 7.2 above.

Shareholders are advised to read carefully section 12 of DBS Bank's letter set out on pages 65 to 68 of this Circular carefully.

In rendering the above recommendations, the Independent Directors have not had regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, any individual Shareholder who may require specific advice in relation to his investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

8. EXEMPTION RELATING TO DIRECTORS' RECOMMENDATIONS

The Company had sought the SIC's ruling on who among the Directors are independent for the purpose of making the recommendations to Shareholders on the Partial Offer.

The SIC has ruled on 3 September 2002 that certain Directors, namely, Boon Yoon Chiang, Anthony J L Nightingale, Neville Barry Venter and Owen P Howell-Price (alternate Director to Anthony J L Nightingale) are not considered independent for the purposes of the Partial Offer as they are nominees of the Offeror Group. They have therefore been exempted by the SIC from the requirement to make recommendations to Shareholders in respect of the Partial Offer. However, they remain responsible for the accuracy of facts stated or opinions expressed in documents and announcements issued by or on behalf of the Company in connection with the Partial Offer.

Save as disclosed below, none of the Directors is interested, directly or indirectly, in the Shares as at the Latest Practicable Date:-

Name of Director	Number of Shares	
	Direct Interest	**Deemed Interest**
Tan Sri Dato' Seri Mohd Saleh Sulong [1]	—	50,926,176
Philip Eng Heng Nee	10,000	—
Neville Barry Venter	10,541	—

Note:-

[1] Tan Sri Dato' Seri Mohd Saleh Sulong, through (i) his interest in DRB-HICOM Berhad ("DRB-HICOM"); (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"); (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"); (iv) DRB-HICOM's and Mega's interests in Hicom Holdings Berhad ("Hicom"); and (v) Hicom's interest in EON, is deemed to be interested in the 50,926,176 Shares held by EON.

EON had on 3 October 2002 obtained the EON Shareholders' Approval. Philip Eng Heng Nee and Neville Barry Venter have indicated that they intend to vote in favour of the Partial Offer in respect of all their Shares but that they will not accept the Partial Offer in respect of any of their Shares.

Save as disclosed below, none of the Directors is interested, directly or indirectly, in the Options as at the Latest Practicable Date:-

Name of Director	Number of Options	Date of Grant	Expiry Date	Exercise Price
Philip Eng Heng Nee	120,000 [1]	9 April 1998	8 January 2003	S$7.05
	100,000 [1]	5 April 1999	4 April 2009	S$7.22
	120,000 [2]	1 March 2000	28 February 2010	S$3.89
	120,000 [2]	8 May 2001	7 May 2011	S$3.227
	120,000 [2]	28 February 2002	27 February 2012	S$4.147
	580,000			
Neville Barry Venter	80,000 [2]	12 May 2000	11 May 2010	S$5.10
	80,000 [2]	8 May 2001	7 May 2011	S$3.227
	80,000 [2]	28 February 2002	27 February 2012	S$4.147
	240,000			

Notes:-

[1] These are the Options granted under the 1990 ESOS, of which one-half may be exercised after 1 year from the date of grant and the remaining one-half after 2 years from the date of grant.

[2] These are the Options granted under the 2000 ESOS, of which one-third may be exercised after 1 year from the date of grant, the next one-third after 2 years from the date of grant and the remaining one-third after 3 years from the date of grant.

Philip Eng Heng Nee and Neville Barry Venter have indicated that they have no intention of exercising any of their respective Options by the Record Date.

9. ACTIONS TO BE TAKEN

Shareholders who wish to accept the Partial Offer must do so not later than the Closing Date. There are different procedures for acceptance in respect of the Offer Shares which are represented by share certificates and those which are represented by a standing credit with CDP. The Independent Directors would like to draw the attention of Shareholders who wish to accept the Partial Offer to the "Procedures for Approval and Acceptance" as set out in Appendix 2 to the Offer Document.

Acceptances should be completed and returned as soon as possible and, in any event, so as to be received by CDP (in respect of the FAA) or the share registrar of the Company (in respect of the FAT), as the case may be, no later than the Closing Date.

Under the Code, the Partial Offer must be conditional upon, *inter alia*, approval of the Partial Offer by Shareholders (excluding the Offeror and its Concert Parties and their associates) representing more than 50 per cent. of the votes received. Whether or not Shareholders wish to accept the Partial Offer, they may still vote for or against the Partial Offer by ticking accordingly on the FAA or the FAT (as the case may be), signing it and returning it as soon as possible and, in any event, so as to be received by CDP or the share registrar of the Company (as the case may be) no later than the Closing Date.

10. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by the Directors (including those who may have delegated detailed supervision of this Circular) who have taken all reasonable care to ensure that the facts stated and opinions expressed in this Circular are fair and accurate in all material respects and that no material facts have been omitted which might cause this Circular to be misleading. The Directors jointly and severally accept responsibility accordingly.

The recommendations of the Independent Directors to Shareholders set out on pages 16 and 17 of this Circular are the sole responsibility of the Independent Directors.

Where any information (including information relating to the Partial Offer, the Offeror and its Concert Parties) has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors had been to ensure that such information has been accurately extracted from these sources or, as the case may be, accurately reflected or reproduced in this Circular.

Yours faithfully
For and on behalf of the Board of Directors

Tan Sri Dato' Seri Mohd Saleh Sulong
Chairman

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way
DBS Building, Tower One
Singapore 068809

9 October 2002

To: The Independent Directors
Cycle & Carriage Limited

Dear Sirs

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY UBS, FOR AND ON BEHALF OF THE OFFEROR, FOR THE OFFER SHARES

1. INTRODUCTION

DBS Bank has been appointed by the Company to advise the Independent Directors in respect of the Partial Offer. This letter sets out, *inter alia*, our views and evaluation of the financial terms of the Partial Offer and our recommendations thereon. It will form part of the circular to be dated 9 October 2002 (the "Circular") and issued by the Company providing, *inter alia*, details of the Partial Offer and the recommendations of the Independent Directors thereon. Unless otherwise defined or the context otherwise requires, all terms defined in the Circular shall have the same meaning herein.

2. TERMS OF REFERENCE

Our appointment by the Company is to advise the Independent Directors on the financial terms of the Partial Offer and (i) whether Shareholders should vote for or against the Partial Offer as well as (ii) whether Shareholders should accept or reject the Partial Offer.

Our evaluation is confined to the financial terms of the Partial Offer and is based solely on publicly available information and other information provided by the Company and its management. We have not evaluated or commented on the commercial rationale or merits of the Partial Offer, or the future prospects of the Company and the CCL Group after the completion of the Partial Offer. Such evaluation or comment remains the responsibility of the Directors and the management of the Company although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us) in arriving at our views as set out in this letter. We were not requested or authorised to solicit, and we have not solicited, any indications of interest from any third party with respect to the Shares.

In the course of our evaluation of the financial terms of the Partial Offer, we have relied on, and assumed without independent verification, the accuracy and completeness of published information relating to the Company and the CCL Group. We have also relied on information provided and representations made by the Directors and management of the Company and the CCL Group, including information provided by the Company's solicitors, auditors and tax advisers, and on the valuation reports and valuation certificates prepared by the Valuers. We have not independently verified such information but nevertheless have made such enquiry and judgement as we deemed necessary and have found no reason to doubt the reliability of the information.

In addition, we have not made any independent evaluation or appraisal of the assets and liabilities (including without limitation, real property) of the Company or of the CCL Group nor any independent verification of the matters contemplated in the valuation reports and valuation certificates set out in Appendix III to the Circular. With respect to the valuation reports and valuation certificates, we are not experts in the evaluation or appraisal of the assets and liabilities (including without limitation, real property) concerned and have relied solely upon the aforesaid valuation reports and valuation certificates prepared by the Valuers.

The views expressed by DBS Bank in this letter are based on economic, market and other conditions prevailing as at the Latest Practicable Date. Such conditions may change significantly over a relatively short period of time. Shareholders should further take note of any announcements relevant to their consideration of the Partial Offer which may be released by the Company and/or the Offeror after the Latest Practicable Date.

DBS Bank has relied on the assurance of the Directors and the management of the Company and the CCL Group that, upon making all reasonable enquiries, to their respective best knowledge, information and belief, all material information in connection with the Partial Offer has been disclosed to us, such information is true, complete and accurate in all material respects and that there is no other information or fact the omission of which would cause any information disclosed to DBS Bank or the facts of or in relation to the Company or the CCL Group stated in the Circular to be inaccurate, incomplete or misleading in any material respect. Accordingly, no representation or warranty, expressed or implied, is made and no responsibility is accepted by us concerning the truth, accuracy, completeness or adequacy of such information or facts. We have, nevertheless, made such enquiry and exercised such judgement as we deemed necessary and have found no reason to doubt the accuracy of the information or facts.

In rendering our advice, DBS Bank has not had regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, we would advise the Independent Directors to recommend that any individual Shareholder who may require advice in the context of his specific investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

3. THE PARTIAL OFFER

Shareholders should have by now received a copy of the Offer Document issued by UBS, for and on behalf of the Offeror, setting out, *inter alia*, the terms and conditions of the Partial Offer. The principal terms of the Partial Offer are set out on pages 7 to 9 of the Offer Document. Shareholders are advised to read the terms and conditions contained therein carefully.

Terms of the Partial Offer

The Partial Offer is being made for the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror and its Concert Parties holding 50.2 per cent. of the Shares in issue as at the Record Date.

For and on behalf of the Offeror, UBS has made the Partial Offer to acquire the Offer Shares on the following basis:-

For each Offer Share : S$4.76 in cash

Although no revision is contemplated, if the Partial Offer is revised, it will remain open for acceptance for at least 14 days from the date of despatch of the written notification of the revision to the Shareholders. In any case, where the terms are revised, the benefit of the Partial Offer (as so revised) will be made available to each of the Shareholders who had previously accepted the Partial Offer.

The Offer Shares will be acquired (i) fully paid, (ii) free from all Encumbrances, and (iii) together with all rights, benefits and entitlements attached thereto as at the Formal Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, made or paid by CCL on or after the Formal Announcement Date, other than the interim dividend for the 6 months ended 30 June 2002 which was paid on 27 September 2002.

Under the terms of the Partial Offer, the Offeror is permitted to acquire only the Offer Shares and is not permitted to acquire any additional Shares which may be tendered for acceptance under the Partial Offer.

In determining the number of Offer Shares for which the Partial Offer is made, fractions of a Share will be disregarded.

The Partial Offer will be extended to all Shares allotted and issued on or prior to the Record Date pursuant to the valid exercise of any Options to subscribe for new Shares granted under the 1990 ESOS and the 2000 ESOS. For the purpose of the Partial Offer, the calculation of Offer Shares shall take into consideration all such Shares.

The minimum level at which Shareholders can be assured of their acceptances being met is 29.63 per cent. of their respective holdings of Shares, based on the Company's issued share capital of 241,434,031 Shares as at the Latest Practicable Date and assuming that no Options are exercised between the Latest Practicable Date and the Record Date. Accordingly, based on the above, if a Shareholder has 1,000 Shares standing to the credit of his Securities Account or registered in his name in the Register of Members of the Company as at the Record Date, his Relevant Percentage Offer Shares will be 296 Shares.

Conditions to the Partial Offer

With the waiver of the Pre-Condition as stated in section 3.1 of the Offer Document, the Partial Offer is conditional upon the following:-

(i) EON having received, by the close of the Partial Offer, the EON Shareholders' Approval (this condition is in substitution for the Pre-Condition as set out in section 3.1 of the Offer Document);

(ii) the Offeror having received, by the close of the Partial Offer, approval by way of more than 50 per cent. of the votes received from Shareholders holding Shares as at the Record Date other than the Offeror, its Concert Parties and their associates; and

(iii) the Offeror having received, by the close of the Partial Offer, acceptances in respect of not fewer than the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror holding 50.2 per cent. of the Shares in issue as at the Record Date.

The Offeror has reserved the right to waive condition (i) above.

At the Partial Offer Announcement Date, the Partial Offer had been stated as being conditional on the Offeror obtaining its shareholders' approval for the Partial Offer if so required by the UK Listing Authority. The Offeror has its primary share listing on the London Stock Exchange, and the Partial Offer may have been classified as a Class 1 transaction upon review by the UK Listing Authority as at the Formal Announcement Date. Under the Rules of the UK Listing Authority, a Class 1 transaction would require the Offeror's shareholders' approval by way of an ordinary resolution at a special general meeting. The UK Listing Authority has now confirmed that the Partial Offer is not a Class 1 transaction and, accordingly, the Partial Offer is not conditional upon the Offeror obtaining its shareholders' approval.

In relation to condition (i) above, on 3 October 2002, EON received the EON Shareholders' Approval. Accordingly, condition (i) above has been satisfied.

The Partial Offer will not become or be capable of being declared unconditional in all respects until the close of the Partial Offer unless at any time prior to the close of the Partial Offer, all the above conditions are fulfilled, waived or otherwise satisfied.

Irrevocable Undertakings

The Offeror had obtained irrevocable undertakings from DRB-HICOM Berhad ("DRB"), Rin Kei Mei and Kualapura (M) Sdn Bhd, shareholders of EON who, together with their respective wholly-owned subsidiaries (where relevant), held an aggregate of 97,110,000 shares in EON as at 30 August 2002 (representing approximately 42.32 per cent. of the issued share capital of EON as at that date) to (i) procure EON to convene an EGM to obtain the approval of its independent shareholders for the acceptance of the Partial Offer in respect of all of the Shares held by EON and the disposal of all or part of its Shares pursuant to the terms of the Partial Offer, and (ii) vote in favour of the resolution(s) to be proposed at the EGM in order to enable EON to accept the Partial Offer. It was stated in EON's circular dated 19 September 2002 that DRB's undertakings do not require its creditors' approval.

As at 27 September 2002, none of the Offeror or its Concert Parties has received any irrevocable undertaking from any Shareholder to accept the Partial Offer.

SIC Conditional Approval

The SIC has approved the Partial Offer subject to the fulfillment of certain conditions, which are set out in section 2 of Appendix 6 to the Offer Document. In relation to condition 3 set out on page 36 of the Offer Document, it is stated in the Offer Document that the SGX-ST had on 30 September 2002 confirmed in writing that a special temporary trading counter will be established for the trading of board lots of 50 Shares each if the Partial Offer becomes or is declared unconditional in all respects and that the counter will be open for a period of 1 month from the Closing Date. The Offeror has also confirmed in the Offer Document that condition 4 set out on page 36 of the Offer Document has been satisfied by the statement in red on the cover of the Offer Document, and section 6 on page 10 of the Offer Document.

Furthermore, each of the Offeror and JM has given its undertaking to the SIC that it did not and will not acquire any Shares (i) in the 6 months prior to the date of the Partial Offer Announcement, (ii) in the period between 10 June 2002 (being the date of the application to the SIC for its consent to the Partial Offer) and the making of the Partial Offer, (iii) during the Partial Offer (except pursuant to the Partial Offer) and (iv) during a period of 6 months after the close of the Partial Offer, if it becomes unconditional. For the purpose of this paragraph and Rule 16.4(b) of the Code, acquisitions of Shares by the Offeror, JM and parties acting in concert with them pursuant to a rights issue, a bonus issue or an election for scrip dividend shall be excluded.

Unconditionality of the Partial Offer as to Acceptances Prior to Close

Prior to the close of the Partial Offer, the Partial Offer will become, and will be declared, unconditional as to acceptances if the aggregate number of Shares owned, controlled or agreed to be acquired by the Offeror and its Concert Parties (before or during the Partial Offer and pursuant to the Partial Offer or otherwise), together with the number of Shares represented by acceptances received pursuant to the Partial Offer, exceeds 50.2 per cent. of Shares in issue as at the Record Date.

4. OPTIONS

No special arrangements will be made to extend the Partial Offer to Optionholders. However, any Shares which are allotted and issued on or prior to the Record Date pursuant to the valid exercise of any Options can participate in the Partial Offer on a pro rata basis. The Offeror has stated in the Offer Document that to the extent that any Options are not exercised, it is the Offeror's intention (subject to all relevant approvals and authorisations (regulatory or otherwise) being obtained) to allow Optionholders to exercise in full or in part any unexercised Options until the date of expiry of the relevant period of the Options.

The Company will be seeking the confirmation or approval as applicable, of its ESOS Committee and the SGX-ST to allow Optionholders to exercise in full or in part any unexercised Options until the date of expiry of the relevant period of the Options, subject to the Partial Offer becoming unconditional in all respects.

5. RECORD DATE

The Transfer Books and Register of Members of the Company will be closed on the Record Date, 18 October 2002, for the purpose of determining the Relevant Percentage Offer Shares.

6. ACCEPTANCES

Shareholders may accept the Partial Offer in respect of all or any part of their holdings of Shares.

The Offeror has stated in the Offer Document that it would despatch a letter to Shareholders after the Record Date to notify them, *inter alia*, of (i) the number of Shares held as at the Record Date in respect of which they are entitled to vote on the Partial Offer and (ii) their Relevant Percentage Offer Shares.

Subject to the Partial Offer becoming unconditional in all respects, acceptances will be met in full or in part to the extent necessary for the Offeror to acquire the Offer Shares at the close of the Partial Offer. Acceptances by Shareholders in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd-lot shareholdings.

The Partial Offer will remain open for acceptances by Shareholders until 3.30 p.m. on the Closing Date. Once the Partial Offer becomes unconditional as to acceptances, an announcement will be made to such effect.

For illustrative purposes only, based on 241.43 million Shares in issue as at 27 September 2002 and the Offeror's current shareholding interest, (a) the Offer Shares would comprise approximately 50.63 million Shares, representing approximately 20.97 per cent. of the current issued share capital of CCL and (b) subject to the Partial Offer becoming unconditional in all respects, having regard to the potential scale back described above, the minimum level at which Shareholders can be assured of their acceptances being met is 29.63 per cent. of their respective holdings of Shares.

Accordingly, if a Shareholder has 1,000 Shares standing to the credit of his Securities Account or registered in his name in the Register of Members of CCL as at the Record Date, his Relevant Percentage Offer Shares will be 296 Shares. His alternative courses of action are summarised below:-

(i) not accept the Partial Offer and retain his entire shareholding; or

(ii) accept the Partial Offer in respect of part of the Relevant Percentage Offer Shares. For example, he may accept the Partial Offer in respect of 200 Shares; or

(iii) accept the Partial Offer in respect of all 296 Relevant Percentage Offer Shares; or

(iv) accept the Partial Offer in respect of all 296 Relevant Percentage Offer Shares and tender any number of Excess Shares (being the difference between his holding of Shares and his Relevant Percentage Offer Shares, including any Shares he may acquire after the Record Date) for acceptance, provided that such Relevant Percentage Offer Shares and/or Excess Shares are (i) (if he is a Depositor) standing to the credit of the "Free Balance" of his Securities Account as at the Date of Receipt or (ii) (if he is not a Depositor) represented by the share certificate(s) forwarded together with the FAT to the Offeror by 3.30 p.m. on the Closing Date. Subject to the Partial Offer becoming unconditional in all respects, acceptances in respect of Excess Shares will be scaled down proportionately but in a manner which minimises the number of new odd-lot shareholdings.

The numbers and percentages in the above illustration will change if any Shares are issued between 27 September 2002 and the Record Date.

Shareholders may refer to page 25 of the Offer Document for a diagrammatic illustration of the possible courses of action available to them.

7. INFORMATION ON THE OFFEROR

The following information on the Offeror has been extracted from the Offer Document:-

"The Offeror is a holding company within a multinational group with a portfolio of businesses operating primarily in the Asian region. The Offeror Group's principal activities are in the engineering and construction, transportation, consumer marketing, motor trading, property, hotels, supermarkets and insurance broking industries.

The Offeror's business strategy is to take long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group and support their expansion. Its principal attributable interests are in JM (50.97 per cent.), Dairy Farm International Holdings Limited (69.37 per cent.), Hongkong Land Holdings Limited (41.00 per cent.), Mandarin Oriental International Limited (70.64 per cent.) and C&C (29.23 per cent.).

The Offeror was incorporated in Bermuda on 18th November 1986 and has a primary share listing in London and secondary share listings in Singapore and Bermuda. In addition, the Offeror has a sponsored American Depositary Receipt programme.

As at 30th June 2002, the Offeror had shareholders' funds of US$3,661 million and total assets of US$6,536 million (both quoted on the basis of IAS as modified by revaluation of leasehold properties). Its market capitalisation as at the Latest Practicable Date was US$2,691.5 million."

The registered office of the Offeror is at Jardine House, 33-35 Reid Street, Hamilton, Bermuda.

As at 27 September 2002, the Offeror Directors are Henry Neville Lindley Keswick, Edward Percy Keswick Weatherall, Norman Lyle, Jenkin Hui, Peter Lindsay Auldjo Jamieson, Brian Richard Keelan, Simon Lindley Keswick, Dr George Chia Gee Koo, Robert Chin-Kung Kwok and Charles Guy Rodney Leach.

Additional information on the Offeror Group, including details of its directors, is set out in Appendices 3, 7 and 8 to the Offer Document.

8. INFORMATION ON THE CCL GROUP

(a) History

CCL was incorporated as a public company in Singapore on 15 February 1969 and is listed on the SGX-ST. The principal activities of the Company are those of an investment holding company and a provider of management services. The Company's subsidiary, MCL Land, is also listed on the Main Board of the SGX-ST while two of its associated companies, CCB and Astra, are listed on the KLSE and the Jakarta and Surabaya stock exchanges, respectively.

In November 2000, JSH Singapore Investments Limited, a wholly-owned subsidiary of the Offeror, made a conditional cash offer for CCL. The offer lapsed on 28 December 2000.

As at the Latest Practicable Date, the Company had an authorised share capital of S$600,000,000 comprising 600,000,000 Shares and an issued and paid-up share capital of S$241,434,031 comprising 241,434,031 Shares. As at the Latest Practical Date, the Offeror is the single largest Shareholder and owns 70,564,075 Shares, representing 29.23 per cent. of the Company's issued and paid-up share capital.

(b) Business

The principal activities of the CCL Group are the distribution and retailing of motor vehicles, property development and investment in properties, and it has a strategic 31.17 per cent. investment in Astra, which is one of Indonesia's largest conglomerates.

The CCL Group's revenue and trading profit by business segments are set out below:-

(S$ million)	FY1999		FY2000		FY2001	
	Revenue	Trading Profit	Revenue	Trading Profit	Revenue	Trading Profit
Motor	2,439.5	99.1	2,998.9	191.5	2,697.1	103.5
Property	273.0	58.8	219.1	34.8	179.7	30.7
Astra						
– motor	—	—	1,169.3	65.8	1,530.4	133.4
– others	—	—	91.9	4.4	133.7	23.9
Others	142.2	0.4	109.1	(0.3)	100.5	0.2
Total	2,854.7	158.3	4,588.3	296.2	4,641.4	291.7

Source: Annual Reports of the CCL Group

Motor Vehicle Distribution and Retail

The CCL Group has motor vehicle distribution and retail businesses in Singapore, Malaysia, Australia, New Zealand and Thailand. For FY2001, the CCL Group derived 58.1 per cent. of its revenue and 35.5 per cent. of its trading profit from the motor vehicle distribution and retail business in these markets.

The CCL Group's motor operations is one of the established automotive businesses in Singapore. It is engaged in motor distribution, retailing and the provision of after-sales services and it also has interests in motor vehicle dealerships and vehicle financing. The marques currently handled in Singapore are Mercedes-Benz, Mitsubishi and Kia. In January 2001, DaimlerChrysler AG took over the Singapore Mercedes-Benz wholesale distribution operations that the CCL Group previously undertook and the CCL Group became the exclusive Mercedes-Benz dealer in Singapore. In September 2002, the CCL Group ceased representing Proton vehicles in Singapore.

In Malaysia, CCL's associated company, CCB which is the franchise holder for Mercedes-Benz, Peugeot and Mazda vehicles, assembles, distributes, retails and provides after-sales services for these marques. The business is supported by a network of branches, outlets, dealers, authorised workshops and parts stockists. On 5 September 2002, CCB announced that it had entered into a memorandum of understanding in respect of a proposed joint venture with DaimlerChrysler AG to carry out the wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia. CCB will continue with its retail functions as a major dealer for Mercedes-Benz vehicles. DaimlerChrysler AG will own 51.0 per cent. of the joint venture and CCB the remaining 49.0 per cent. The new arrangement is intended to come into effect on 1 January 2003 after having obtained the approvals of the Malaysian government authorities.

In addition to CCB's operations in Malaysia, Cycle and Carriage (Malaysia) Sdn Berhad, another subsidiary of the CCL Group is also a multi-franchised dealer handling Proton, Mazda, Mitsubishi, Kia, Hyundai vehicles and Isuzu commercial vehicles.

In Australia, the CCL Group is the leading importer of cars, distributing Hyundai and Audi vehicles through a nationwide network of dealers. It also provides wholesale and retail financing and logistic services.

In New Zealand, the CCL Group's wholly-owned subsidiary, Truck Investments Limited, is the largest independent distributor of heavy vehicles, distributing Hino, Renault, ERF, Mack, MAN and Western Star trucks. It also provides service and parts for trucks through a nationwide network of "Truck Stops" service centres. Through its other subsidiaries in New Zealand, the CCL Group also distributes Kia vehicles and Nissan Diesel trucks, buses and parts, and operates Nissan, Mitsubishi, Chrysler and Suzuki dealerships.

In Thailand, the CCL Group is an authorised dealer for Ford and also provides after-sales services.

Property Development and Investments

In FY2001, the CCL Group derived 3.9 per cent. of its revenue and 10.5 per cent. of its trading profit from property development and investments.

MCL Land, a 65.44 per cent.-owned subsidiary is the CCL Group's principal property vehicle which is involved in property development and investment activities, primarily in Singapore and Malaysia. In addition to MCL Land, the Group has another smaller property arm, CCL Group Properties Sdn Bhd, which holds investment properties in Malaysia. As at 30 June 2002, development properties including those for sale and investment properties accounted for 22.0 per cent. and 20.8 per cent. of the CCL Group's total assets, respectively.

Astra

The CCL Group has a strategic 31.17 per cent. stake in Astra, one of Indonesia's largest conglomerates. It has a dominant presence in the automotive sector in Indonesia with domestic market shares of 46.1 per cent. for motor vehicles and 51.6 per cent. for motorcycles in FY2001 as well as being the largest automotive distribution company in Southeast Asia. Astra has integrated interests in automobile and motorcycle manufacturing, assembly, distribution and retail as well as automotive component manufacturing and distribution. Its portfolio includes motor vehicle marques like Toyota, Daihatsu, Isuzu, Nissan Diesel, BMW and Peugeot and Honda motorcycles. Astra also has investments in financial services, heavy machinery, information technology and agribusiness.

For FY2001, Astra contributed 35.9 per cent. and 53.9 per cent. to the CCL Group's revenue and trading profit, respectively. Astra's motor business represented 92.0 per cent. of its total revenue and 84.8 per cent. of its trading profit in FY2001.

(c) Financial Information

A summary of the CCL Group's audited consolidated profit and loss accounts for the financial years ended 31 December 1999 to 2001, and its unaudited consolidated profit and loss accounts for the 6 months ended 30 June 2001 and 30 June 2002, are set out below:-

	<—— For the financial years ended 31 December ——>			For the 6 months ended 30 June	
(S$ million)	**1999**	**2000**	**2001**	**2001**	**2002**
Revenue	2,854.7	4,588.3	4,641.4	2,276.6	2,378.7
Share of associates' and joint ventures' revenue	(279.3)	(1,598.8)	(2,155.7)	(923.0)	(1,170.2)
Group revenue	2,575.4	2,989.5	2,485.7	1,353.6	1,208.5
Operating profit	142.0	198.1	103.4	68.4	35.9
Share of associates' and joint ventures' results	16.3	98.1	188.3	48.7	172.8
Trading profit	158.3	296.2	291.7	117.1	208.7
Exceptional items	21.9	(94.6)	(70.0)	(56.1)	51.4
Net financing charges	(8.5)	(25.0)	(28.7)	(14.2)	(11.7)
Profit before taxation	171.7	176.6	193.0	46.8	248.4
Taxation	(36.6)	(62.7)	(75.1)	(16.3)	(119.6)
Profit after taxation	135.1	113.9	117.9	30.5	128.8
Minority interests	(21.9)	(13.6)	2.6	(4.9)	(7.0)
Profit attributable to shareholders	113.2	100.3	120.5	25.6	121.8

(S$ million)	<—— For the financial years ended 31 December	——>		For the 6 months ended 30 June	
	1999	2000	2001	2001	2002
Earnings per Share (basic)					
– including exceptional items (cents)	48.4	42.9	51.1	10.9	51.1
– excluding exceptional items (cents)	41.9	73.9	70.5	27.1	52.2
Dividend per Share (S$)					
– Gross	0.30	0.17	0.15	0.03	0.03
– Net	0.22	0.13	0.12	0.02	0.02
NTA per Share (S$)	5.41	3.05	3.38	3.19	3.93
Weighted average number of Shares during the period (millions)	233.9	234.0	236.0	234.0	238.5

Note:-

Due to the adoption of several new or revised accounting standards mainly in FY2001, certain comparative figures have been restated to conform with FY2001's presentation.

As at 31 December 2001 and 30 June 2002, the CCL Group had shareholders' funds of S$805.9 million and S$955.6 million, respectively. For the financial year ended 31 December 2001 and the 6 months ended 30 June 2002, the CCL Group's profit attributable to shareholders was S$120.5 million and S$121.8 million, respectively.

(d) Review of Past Earnings Performance of the CCL Group

A year-on-year review of the CCL Group's operations for the financial years ended 31 December 1999 to 2001 and for the 6 months ended 30 June 2002 is set out below:-

FY2000 vs FY1999

The CCL Group's revenue including its share of its associates' and joint ventures' revenue increased by 60.7 per cent. to S$4,588.3 million in FY2000. This was attributable to the strong performance of the Singapore motor operations supported by improvements in the major markets of Malaysia and Australia and the inclusion of eight months' results of Astra in Indonesia. Operating profit was S$198.1 million, an increase of 39.5 per cent. on the previous year due primarily to the strong performance of the Mercedes-Benz operations in Singapore. Share of associates' and joint ventures' results increased by more than 500 per cent. to S$98.1 million due to the inclusion of Astra's results and improved performance in CCB.

The CCL Group's profit was however, reduced by the exceptional items which consisted of its share of Astra's foreign exchange losses of S$119.5 million and a provision of S$20.8 million made for the diminution in value of investment in PT Bank Universal Tbk. This was partly offset by the gain of S$34.8 million, arising from the restructuring of Astra's Honda motorcycle operations, a gain of S$2.9 million from the disposal of the CCL Group's stake in Selangor Ice Company and a write back of S$8.0 million in MCL Land's provision for foreseeable losses on certain development properties.

Primarily as a result of the Astra acquisition, the CCL Group's net debt increased to S$677.7 million at 31 December 2000, from the level of S$91.3 million at the end of the previous year. The goodwill arising from the Astra acquisition (the difference between the purchase price and the share of the fair value of net tangible assets of Astra) was written off directly to reserves in line with the CCL Group's accounting policy. This has reduced the CCL Group's net tangible asset value from S$1,266.6 million at 31 December 1999 to S$713.5 million at 31 December 2000.

FY2001 vs FY2000

The CCL Group's revenue including its share of associates' and joint ventures' revenue increased marginally to S$4,641.4 million as the major markets in which the CCL Group operates were impacted by the slowdown in the global economy. This was however, compensated by the full year of Astra's improved performance due to the strong consumer demand in Indonesia.

Operating profit was 47.8 per cent. down on the previous year as FY2000 was an excellent year for the Singapore motor operations while FY2001 was the first year of operations as a Mercedes-Benz dealer only with significantly lower dealer margins, partly mitigated by the carry over of stocks which earned wholesale margins. The CCL Group's share of associates' and joint ventures' results increased by 91.9 per cent. to S$188.3 million, contributed mainly by Astra.

Exceptional items at S$70.0 million were 26.0 per cent. lower than the previous year due mainly to lower exchange losses of S$40.1 million incurred by Astra on its foreign currency debt. The other exceptional items consisted of an additional provision of S$30.6 million for foreseeable losses on development properties, write down of S$11.3 million in the value of one of Astra's smaller investments, partly offset by a profit of S$5.7 million from the sale of unutilised land in Malaysia and a profit of S$6.3 million from the sale of shares in a subsidiary in Australia.

The CCL Group's net debt increased to S$869.1 million at 31 December 2001 from a level of S$677.7 million at the end of the previous year. This increase arose primarily from an increased level of development properties in MCL Land. The CCL Group's net tangible asset value increased to S$805.9 million as at 31 December 2001.

1H FY2002

(based on the unaudited consolidated results for the 6 months ended 30 June 2002)

The CCL Group's revenue including its share of its associates' and joint ventures' revenue registered a 4.5 per cent. increase to S$2,378.7 million for the 6 months ended 30 June 2002.

Operating profit declined by 47.5 per cent. to S$35.9 million for the 6 months due to the weak performance of the Singapore motor operations while the motor operations in all other countries reflected growth. The CCL Group's share of associates' and joint ventures' results increased by more than 200 per cent. to S$172.8 million due to strong trading profits in Astra. Exceptional items included S$63.3 million foreign exchange gain in Astra on its uncovered US dollar debt due to the appreciation of the Indonesian Rupiah, compared to the exchange losses in the previous year. Other exceptional items consisted of foreign exchange losses of S$12.4 million on quasi equity loans expensed during the period in anticipation of the repayment of these loans. There was also a provision of S$35.0 million for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

Debt reduction has been an area of focus, and consolidated net debt has been reduced by S$119.3 million in the 6 months from the position of S$869.1 million at the 2001 year end to S$749.8 million. The CCL Group's net tangible asset value increased to S$955.6 million.

The reports from PricewaterhouseCoopers and DBS Bank in relation to the unaudited consolidated financial statements of the CCL Group for the 6 months ended 30 June 2002 are set out in Appendix II to the Circular.

(e) FY2002 – Prospects

In the announcement of the unaudited consolidated financial results of the CCL Group in respect of the 6 months ended 30 June 2002, the following statements regarding the prospects of the CCL Group (the "Prospect Statement") for FY2002 were made:-

"No significant economic change is expected in the various markets in which the Group operates in the remainder of the year and the trading performance for the second half of the year is expected to be satisfactory. However, the value of the Rupiah will continue to have a major influence on Astra and the Group's attributable profit."

The Prospect Statement was not made in connection with the Partial Offer. Save for the unaudited consolidated financial statements of the CCL Group for the 6 months ended 30 June 2002 (set out in Appendix V to the Circular) which constitutes a profit forecast under the Code, the Directors have not issued a profit forecast for the CCL Group for FY2002 in connection with the Partial Offer. The Prospect Statement should not be regarded as a forecast of the CCL Group's financial performance for FY2002.

(f) Recent Developments in the CCL Group

(i) Debt restructuring at Astra

In the first quarter of 2002, Astra announced that lower-than-expected sales were making it more difficult for Astra to meet its repayment schedule, which had been agreed with its creditors in 1999, and Astra may, *inter alia*, attempt to reschedule its debts. On 4 June 2002, Astra announced that it had appointed N.M. Rothschild & Sons Limited to advise on its debt restructuring plan. On 20 August 2002, Astra announced that it would submit a formal debt repayment proposal to its creditors by October 2002.

Based on the announcement by Astra of its half year results for the 6 months ended 30 June 2002 on 17 September 2002 and the announcement by the Company on 18 September 2002, the following updates on Astra's debt restructuring exercise were provided:-

- Astra had loans (including accumulated interest) of US$783 million and IDR1,067 billion (at holding company level) of which US$133 million and IDR165 billion were due by 31 December 2002.

- Meetings with creditors have commenced and a committee has been formed to represent the lenders. Astra has made a restructuring proposal to lenders which contains a number of different elements including a request for an extension of the debt repayment schedule.

- Deloitte & Touche has been appointed by the creditors as independent auditors to review Astra's proposal and financial projections.

- Discussions with the committee are continuing in a constructive manner, although there is no certainty at this stage of a mutually acceptable outcome.

- Astra intends to proceed to raise a significant amount of new equity as soon as practicable after concluding new debt arrangements and assuming satisfactory market conditions.

(ii) Distribution rights relating to CCB

On 5 September 2002, CCB announced that it had entered into a memorandum of understanding with DaimlerChrysler AG for a joint venture between DaimlerChrysler AG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003, subject to

the approvals of the relevant Malaysian government authorities. DaimlerChrysler AG and CCB will own 51.0 per cent. and 49.0 per cent. of the joint venture, respectively. The joint venture will assume the wholesale functions of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia presently carried out by CCB thus leaving CCB with its retail functions.

It was also stated in the announcement that with the set up of the proposed joint venture, CCB's future earnings will be substantially reduced as a result. Assuming that the proposed joint venture had taken effect on 1 January 2001, CCB group's net profits of RM61.4 million for FY2001 would have been reduced by about RM29.7 million to RM31.7 million. The EPS of CCB would have been reduced from RM0.63 to RM0.32 and its NTA per share would have been reduced from RM5.88 to RM5.58.

CCL had announced on 5 September 2002 that the proposed joint venture is not expected to have any significant impact on the CCL Group's consolidated earnings and NTA per Share for FY2002. Had the proposed joint venture been in place in FY2001, CCL Group's consolidated EPS after exceptional items for FY2001 would have decreased by approximately 2.9 cents from 51.1 cents and its consolidated NTA per Share would have reduced by approximately S$0.03 from S$3.36 as at 31 December 2001.

(iii) Distribution rights relating to Proton vehicles

On 30 August 2002, CCL announced that its wholly-owned subsidiary, Cycle & Carriage (Proton) Pte Limited, will by mutual consent cease representing Proton in Singapore with effect from 15 September 2002. Sales of Proton vehicles by the CCL Group will cease once the existing stocks have been disposed of.

It was stated in CCL's announcement that the cessation of the Proton franchise in Singapore is not expected to have any significant impact on the CCL Group's EPS and NTA per Share in FY2002.

(iv) MCL Land Offer

On the Partial Offer Announcement Date, the Offeror also announced that it was making the MCL Land Offer at S$1.09 for each MCL Share. It was stated in the offer document to shareholders of MCL Land that the primary purpose of the Offeror in making the MCL Land Offer was to fulfil the requirement to make a mandatory unconditional general offer for MCL Shares, other than those already owned by the Offeror and parties acting in concert with it, that would arise under the Code if and when the Partial Offer became unconditional. The Offeror had however elected to make the MCL Land Offer in order to provide certainty to shareholders of MCL Land on the terms of the MCL Land Offer. It would not, otherwise, have been the Offeror's intention to acquire any MCL Shares.

CCL was deemed to be acting in concert with the Offeror in respect of the MCL Land Offer by virtue of its then 59.71 per cent. interest in MCL Land as at the date of the announcement of the MCL Land Offer. It was announced on 6 September 2002 that as at the close of the MCL Land Offer on 30 August 2002, the Offeror had received valid acceptances amounting to approximately 5.73 per cent. of the issued share capital of MCL Land.

(v) Increase of shareholding interest in MCL Land

On 2 October 2002, CCL announced that it would acquire the entire 21,138,773 MCL Shares ("Acquisition"), representing approximately 5.73 per cent. of the issued and paid-up share capital in MCL Land, which had been acquired by JSH pursuant to the MCL Land Offer as set out in the preceding paragraph, at a price of S$1.09 for each MCL Share, thereby increasing its shareholding interest in MCL Land from 59.71 per cent. to 65.44 per cent..

It was stated in the Company's announcement that prior to the Acquisition, the Directors had in the past considered increasing CCL's stake in MCL Land to have the assured flexibility and leverage to implement strategies to improve the return from MCL Land's business and enhance CCL's shareholder value. This objective was difficult to achieve by open market purchases and may entail a prolonged process as the average daily volume of MCL Shares has been at a very low level over the past 24 months. With JSH's acquisition of the MCL Shares during the MCL Land Offer, an opportunity became available for CCL to increase its stake in MCL Land.

Although the Acquisition is an interested person transaction under the SGX-ST Listing Manual (being a transaction entered into between CCL and JSH, a controlling Shareholder as defined in the SGX-ST Listing Manual), the approval of Shareholders was not required as the purchase consideration for the Acquisition represents less than 5 per cent. of the CCL Group's audited NTA as at 31 December 2001. There are no other transactions between the CCL Group and the Offeror Group and its associates during the current financial year which are required to be aggregated in the computation towards the 5 per cent. of NTA threshold as provided for under Rule 906 of the SGX-ST Listing Manual. The independent directors of the Company are of the view that the Acquisition is on normal commercial terms and that the terms are not prejudicial to the interests of CCL and its minority Shareholders.

The Acquisition is funded by the CCL Group's internal resources and existing banking facilities and is expected to have a favourable impact on the CCL Group's consolidated earnings and NTA per Share in FY2002. The Acquisition will give rise to a negative goodwill of S$22.8 million which will be recognised in the income statement of CCL over its useful life starting in FY2002 thereby benefiting the earnings of CCL going forward.

9. BACKGROUND TO THE PARTIAL OFFER AND THE OFFEROR'S INTENTION FOR CCL

The full text of the background to the Partial Offer and the Offeror's intentions and plans with regard to the CCL Group can be found on pages 6 to 7 and on page 12 of the Offer Document. Shareholders are advised to read it carefully.

The full text of the background to the Partial Offer and the Offeror's intention for CCL have been extracted from the Offer Document and set out in italics below. All terms and expressions used in the extract below shall have the same meaning as those defined in the Offer Document, unless otherwise stated. Shareholders are advised to read the extract below carefully.

The Offer Document sets out the following rationale for the Partial Offer:-

"Background to the Partial Offer. The Offeror has been a supportive shareholder of C&C since it first invested in the company in 1992. In recognition of the longer-term prospects for C&C's business, the Offeror has subsequently increased its interest in the C&C Group to its current level of 29.23 per cent.

It had been the Offeror's intention to use the permitted one per cent. per six months share purchase provision in the Code to continue to increase its shareholding in C&C over time once its shareholding had increased beyond the 30 per cent. threshold. (No mandatory bid would be triggered at such threshold as the Offeror's shareholding was above the previous 25 per cent. threshold, following an earlier mandatory bid, when the trigger point was raised to 30 per cent.) However, the Offeror became aware of the possible availability of EON's shareholding in C&C and, consistent with the Offeror's objective of increasing its shareholding in C&C, the Offeror obtained the consent of the SIC to make the Partial Offer. This will give the Offeror the opportunity of acquiring some or all of EON's shareholding.

In its interim results for the six months ended 30th June 2002, C&C reported that profit attributable to shareholders before exceptional items was S$124.4 million, 96 per cent above that of the previous year. Included in that total were earnings from the motor vehicle operations of S$25.8 million, down 47 per cent. from last year, and C&C's share of results from Astra, accounted for one month in arrears, which increased by 388 per cent. to S$98.0 million.

Under equity accounting, Astra therefore contributed approximately 79 per cent. of C&C's attributable profit in the first half of 2002 but this is not matched by cash contribution as C&C is not currently receiving dividends from Astra.

In its own interim results announcement made on 18th September 2002, Astra provided its shareholders with an update of its debt restructuring discussions with creditors. Astra stated that although these discussions were continuing in a constructive manner, there was no certainty of a mutually acceptable outcome. However, Astra also stated that, were a satisfactory debt restructuring to be achieved, it would be Astra's intention to raise a significant amount of new equity as soon as practicable after concluding new debt arrangements and assuming satisfactory market conditions.

C&C is, therefore, facing difficult trading in its traditional motor vehicle operations and, as Astra's largest shareholder, is expecting to support a possible equity capital raising in the near future. However, the Offeror considers that C&C has a strong management team which is pursuing a sound business strategy, and the Offeror intends to support the development of C&C so as to enable it to operate effectively and with sound financing. The Offeror also recognises the strength that C&C derives from being a major listed Singapore company with a high level of local ownership.

The Offeror believes that over the medium-term improvements in the economic environment in which C&C operates can be expected and its traditional businesses, particularly in its important Singapore market, can return to growth. In addition, the Offeror also believes that Astra has the potential, as a major Indonesian business, to improve on its already significant contribution to C&C's performance."

The Offer Document also sets out the Offeror's intention for CCL as follows:-

"The Offeror is supportive of the existing management of C&C and its strategy and has no present intention to (i) introduce any major changes to the businesses of the C&C Group, (ii) redeploy the fixed assets of the C&C Group or (iii) discontinue the employment of the employees of the C&C Group."

Having reviewed and assessed the background to the Partial Offer and the Offeror's intention for CCL, we would like to draw the attention of Shareholders to the following considerations:-

(a) It is stated in the Offer Document that the Offeror will not trigger a mandatory bid at the 30 per cent. threshold as the Offeror's shareholding was above the previous 25 per cent. threshold, following an earlier mandatory bid, when the trigger point was raised to 30 per cent.. Upon increasing its voting rights in CCL to 30 per cent. and in the absence of the Partial Offer, the Offeror may increase its shareholding in CCL by up to 1 per cent. in any 6-month period without incurring a general offer obligation.

(b) On 17 September 2002, Astra announced that it intends to proceed to raise a significant amount of new equity as soon as practicable after concluding new debt arrangements and assuming satisfactory market conditions.

In the event that Astra undertakes a new equity issue and subject to the terms of such issue, the Directors' intention is for CCL to participate in Astra's equity issue. The Company's participation in Astra's equity issue would be at least proportionate to its equity stake in Astra, and is expected to be financed by drawing on the CCL Group's current bank facilities in the short term.

(c) In CCL's announcement on 31 July 2002 of its unaudited consolidated financial results for the 6 months ended 30 June 2002, it was stated that earnings from the motor vehicle operations at S$25.8 million were 47 per cent. below the previous year. It was further stated that while the CCL Group's trading performance for the second half of the year was expected to be satisfactory, the value of the Rupiah will however continue to have a major influence on Astra and the CCL Group's attributable profit. Nevertheless, we note that the CCL Group on the whole achieved a 78.2 per cent. increase in trading profit from S$117.1 million to S$208.7 million for the 6 months ended 30 June 2002 compared with the same period last year.

(d) In an announcement on 5 September 2002, CCB announced the proposed joint venture between DaimlerChrysler AG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003, subject to the approvals of the relevant Malaysian government authorities, which will leave CCB with the retail functions of Mercedes-Benz vehicles in Malaysia. It was stated that the proposed joint venture would result in CCB's future earnings being substantially reduced. Further details can be found on pages 30 and 31 of the Circular.

(e) CCL also announced on 30 August 2002 that its wholly-owned subsidiary, Cycle & Carriage (Proton) Pte Limited, will cease representing Proton in Singapore with effect from 15 September 2002, and that the cessation of the Proton franchise is not expected to have any significant impact on the CCL Group's EPS and NTA per Share in FY2002.

10. FINANCIAL ASSESSMENT OF THE PARTIAL OFFER

For the purposes of evaluating the financial terms of the Partial Offer, we have used the following parameters:-

(i) the existing share capital of the Company is 241,434,031 Shares; and

(ii) the potential fully-diluted share capital of the Company is 244,901,131 Shares, assuming full exercise of the outstanding 3,467,100 Options granted under the 1990 ESOS and the 2000 ESOS. Of these Options, 877,000 Options were granted at exercise prices above the Offer Price.

The historical trading prices and volume for shares and the exchange rates used herein are extracted from Bloomberg.

In assessing the financial terms of the Partial Offer, we have taken into account the following pertinent factors which we consider will have a significant bearing on our assessment:-

(a) Market Quotations

Share Price Performance

We set out below the price chart for the Shares from 1 January 2001 to the Latest Practicable Date:-


CCL's Share Price and Trading Performance
Formal Announcement
Offer Price S$4.76
Partial Offer Announcement
Closing Price
Trading Volume (Shares)
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02

Source: Bloomberg

Our observations on the above chart are as follows:-

1 January 2001 to 30 June 2001

During the period, a total of 13,933,000 Shares were traded, giving an average daily trading volume of 113,276 Shares. The Shares traded to a closing high of S$3.84 on 13 February 2001 and a closing low of S$2.97 on 23, 26 and 28 March 2001.

Certain key events and developments during this period included:-

- 20 February 2001 : CCB released its audited financial results for FY2000
- 21 February 2001 : CCL announced a 11 per cent. decrease in net profit for FY2000
- 21 February 2001 : MCL Land released its unaudited results for FY2000
- 9 March 2001 : The Singapore government announced that it would issue 20 per cent. fewer Certificates of Entitlement for the year starting 1 May 2001
- 2 May 2001 : CCB released its unaudited results for the first quarter ended 31 March 2001
- 15 May 2001 : Astra released its unaudited results for the first quarter ended 31 March 2001 (Progress Report)
- 1 June 2001 : Open bidding for Certificates of Entitlement came into effect in Singapore

1 July 2001 to 31 December 2001

During the period, a total of 25,374,000 Shares were traded, giving an average daily trading volume of 199,795 Shares. The Shares traded to a closing high of S$3.50 on 27 August 2001 and a closing low of S$2.64 on 16 November 2001.

Certain key events and developments during this period included:-

- 30 July 2001 : CCB released its unaudited results for the second quarter ended 30 June 2001
- 30 July 2001 : Astra released its unaudited results for the 6 months ended 30 June 2001 (Progress Report)
- 31 July 2001 : CCL reported a 33 per cent. increase in net profit for the 6 months ended 30 June 2001
- 31 July 2001 : MCL Land released its unaudited results for the 6 months ended 30 June 2001
- 11 September 2001 : September 11 terrorist attacks in the US
- 30 October 2001 : Astra released its unaudited results for the third quarter ended 30 September 2001 (Progress Report)
- 15 November 2001 : CCB released its unaudited results for the third quarter ended 30 September 2001
- 26 November 2001 : The Government of Singapore Investment Corporation acquired an additional 0.11 per cent. stake in Astra

- 6 December 2001 : The Monetary Authority of Singapore issued the revised Code that would take effect from 1 January 2002, which raised the shareholding level for triggering a mandatory offer to 30 per cent. of a target company's share capital. This led to speculation that the Offeror Group would increase its stake in CCL
- 14 December 2001 : MCL Land announced that its wholly-owned subsidiary, MCL Land Acreage Pte Ltd, received a protective tax assessment from IRAS for the year of assessment 1995 amounting to S$82.5 million, relating to gains that arose from the sale of Ardmore Park in 1994

1 January 2002 to 12 July 2002

During the period, a total of 38,263,000 Shares were traded, giving an average daily trading volume of 289,871 Shares. The Shares traded to a closing high of S$5.25 on 15 April 2002 and a closing low of S$3.12 on 2 January 2002.

Certain key events and developments during this period included:-

- 25 January 2002 : CCL announced the purchase of an additional 0.26 per cent. stake in Astra and increased its stake in Astra to 30.95 per cent.
- 4 February 2002 : MCL Land announced a profit warning that the MCL Group expected to report a net loss for FY2001 due to further provisions of S$35 million for foreseeable losses of its investment properties
- 15 February 2002 : CCL announced the purchase of an additional 1.06 per cent. stake in Astra and increased its stake in Astra to 31.96 per cent.
- 21 February 2002 : CCL announced a 20 per cent. increase in net profit for FY2001
- 21 February 2002 : MCL Land and CCB released their respective results for FY2001
- 19 March 2002 : Astra released its unaudited results for FY2001 (Progress Report)
- 11 April 2002 : The Economic Review Panel recommended cuts in corporate tax and vehicle duties and an increase in the number of Certificates of Entitlement
- 3 May 2002 : The Singapore Government announced a cut in vehicle taxes
- 6 May 2002 : CCB released its unaudited results for the first quarter ended 31 March 2002
- 17 May 2002 : Astra released its unaudited earnings for the first quarter ended 31 March 2002 (Progress Report)
- 4 June 2002 ; N.M. Rothschild & Sons Limited was appointed as financial adviser to Astra in respect of its debt restructuring plan
- 11 June 2002 : The Association of Indonesian Automotive Industries (Gaikindo) increased its forecast of domestic car sales in Indonesia from 300,000 to 320,000 units

- 4 July 2002 : JSH increased its shareholding in CCL to 29.13 per cent. of its then issued share capital with the receipt of 1.3 million Shares having elected for scrip dividends
- 12 July 2002 : Partial Offer Announcement and MCL Land Offer announcement

13 July 2002 to the Latest Practicable Date

During the period, a total of 10,069,000 Shares were traded, giving an average daily trading volume of 173,603 Shares. The Shares traded to a closing high of S$4.74 on 15 July 2002 and a closing low of S$3.58 on 20 September 2002.

We note that since the Partial Offer Announcement, a number of important developments have occurred which have an impact on the CCL Group and these are set out below:-

- 15 July 2002 : The Economic Review Committee's Sub-Committee on Policies related to Taxation, the CPF System, Wages and Land released its recommendations on CPF
- 30 July 2002 : CCB released its unaudited results for the 6 months ended 30 June 2002
- 31 July 2002 ; CCL announced a 376 per cent. increase in net profit for the 6 months ended 30 June 2002
- 31 July 2002 : MCL Land released its unaudited results for the 6 months ended 30 June 2002
- 20 August 2002 : Astra announced the sale of a 75 per cent. stake in PT Sumalindo Lestari Jaya for US$1.6 million
- 30 August 2002 : CCL announced that its wholly-owned subsidiary will cease representing Proton in Singapore with effect from 15 September 2002
- 5 September 2002 : CCB announced a proposed joint venture with DaimlerChrysler AG to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003 subject to the approvals of the relevant Malaysian government authorities
- 17 September 2002 : Astra released its unaudited results for the 6 months ended 30 June 2002 (Progress Report) and provided an update on its debt restructuring plan
- 20 September 2002 : Formal Announcement Date
- 2 October 2002 : CCL announced that it had reached agreement with JSH to acquire an additional 5.73 per cent. stake in MCL Land from JSH
- 3 October 2002 : EON obtained the EON Shareholders' Approval

We note that since the Partial Offer Announcement, the Shares have not closed at or above the Offer Price.

A summary of the high, low and closing prices and trading volumes of the Shares on the SGX-ST, as extracted from Bloomberg on a monthly basis from July 2001 to June 2002 and on a daily basis from 1 July 2002 to the Latest Practicable Date, is set out in Appendix I to the Circular.

The trading statistics of the Shares during the last 18 months prior to 12 July 2002, being the Partial Offer Announcement Date, up to the Latest Practicable Date are set out below:-

Period	Price Per Share (S$)	Premium/ (Discount) of Offer Price over/(to) Closing Price (%)	Average Daily trading Volume ('000)	Percentage of Free Float [1] (%)
High (15 April 2002)	5.25	(9.3)	1,584	1.7
Low (16 November 2001)	2.64	80.3	364	0.4
Last 18-month volume-weighted average	3.78	25.9	204	0.2
Last 1-year volume-weighted average	3.89	22.4	251	0.3
Last 6-month volume-weighted average	4.49	6.0	303	0.3
Last 1-month volume-weighted average	4.86	(2.1)	337	0.4
Market Day prior to the Partial Offer Announcement	4.82	(1.2)	108	0.1
Market Day prior to the Formal Announcement	3.58	33.0	295	0.3
Volume-weighted average price between 15 July 2002 and the Latest Practicable Date	4.26	11.7	174	0.2
Latest Practicable Date	3.94	20.8	58	0.1

Note:-

[1] Free Float is based on the 92,217,605 Shares which are outside the control of the Offeror Group, EON and the Employees Provident Fund Board of Malaysia, all of whom are substantial shareholders of the Company as at the Latest Practicable Date.

Source: Bloomberg

We note the following:-

(i) During the 18-month period prior to the Partial Offer Announcement, the Shares were traded on every Market Day other than on the Partial Offer Announcement Date when trading in the Shares were suspended;

(ii) During the 18-month period from 12 January 2001 to 11 July 2002 (being the Market Day prior to the Partial Offer Announcement Date), the closing price of the Shares ranged from a high of S$5.25 and a low of S$2.64. The Offer Price is approximately 25.9 per cent. higher than the volume-weighted average price of approximately S$3.78 per Share during this period. The average daily trading volume for the aforesaid period was approximately 204,000 Shares, representing approximately 0.2 per cent. of the Free Float;

(iii) The Offer Price represents a premium of 22.4 per cent. over the volume-weighted average price of S$3.89 per Share over the 1-year prior to the Partial Offer Announcement. The average daily trading volume for the aforesaid period was approximately 251,000 Shares, representing approximately 0.3 per cent. of the Free Float;

(iv) The Offer Price represents a premium of 6.0 per cent. over the volume-weighted average price of S$4.49 per Share over the 6-month period prior to the Partial Offer Announcement. The average daily trading volume for the aforesaid period was approximately 303,000 Shares, representing approximately 0.3 per cent. of the Free Float;

(v) The Offer Price represents a small discount of 2.1 per cent. to the volume-weighted average price of S$4.86 per Share over the 1-month period prior to the Partial Offer Announcement. The average daily trading volume for the aforesaid period was approximately 337,000 Shares, representing approximately 0.4 per cent. of the Free Float;

(vi) The Offer Price represents a small discount of 1.2 per cent. to the closing price of S$4.82 per Share on 11 July 2002, being the Market Day immediately prior to the Partial Offer Announcement Date;

(vii) The Offer Price represents a premium of 33.0 per cent. over the closing price of S$3.58 per Share immediately prior to the Formal Announcement;

(viii) The Offer Price represents a premium of 11.7 per cent. over the volume-weighted average price of S$4.26 per Share over the period between 15 July 2002 (being the Market Day immediately after the Partial Offer Announcement Date) and the Latest Practicable Date; and

(ix) The Offer Price represents a premium of approximately 20.8 per cent. over the closing price of S$3.94 per Share as at the Latest Practicable Date.

The table below sets out the trading statistics of the Shares and the ST Index between 11 July 2002 (being the last Market Day in which the Shares were traded before the Partial Offer Announcement) and the Latest Practicable Date:-

	11 July 2002	**Latest Practicable Date**	**Percentage Change**	**Average Daily Trading Volume ('000)**
Closing price of Shares	4.82	3.94	(18.3%)	174
ST Index	1,608.19	1,351.98	(15.9%)	Not Meaningful

Source: Bloomberg

From the Partial Offer Announcement Date to the Latest Practicable Date, the closing price of the Shares had decreased by 18.3 per cent. from S$4.82 to S$3.94 on an average daily trading volume of 173,603 Shares which is lower than the average daily trading volume during the 1-year period and 1-month period prior to the Partial Offer Announcement of 251,414 and 337,409 Shares, respectively. During the same period, the ST Index had fallen by 15.9 per cent.. From the Formal Announcement Date to the Latest Practicable Date, the closing price of the Shares had increased by 10.1 per cent. from S$3.58 to 3.94. Based on the above analysis, there is insufficient evidence that the price of the Shares was supported by the Partial Offer.

The chart below sets out the normalised price movements of the shares of CCL, MCL Land, CCB and Astra, and the ST Index from 1 January 2001 to the Latest Practicable Date:-


Normalised Price Performance
250
225
200
175
150
125
100
75
50
Partial Offer Announcement
Formal Announcement
Astra
CCL
CCB
MCL Land
STI
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02

Source: Bloomberg

From the above graph, we note that the share prices of CCL and Astra have generally outperformed the ST Index during the aforesaid period. We have performed a series of statistical tests on the price movements in the shares of CCL, MCL Land, Astra and CCB, and the ST Index between 1 January 2001 to the Latest Practicable Date, the results of which are as follows:-

	<——— Correlation with CCL Shares ———>			
	Astra	**MCL Land**	**CCB**	**ST Index**
Correlation Coefficient	89.8%	61.0%	59.3%	19.7%
Coefficient of Determination	80.6%	37.2%	35.2%	3.9%

Note:-

The correlation coefficient measures how closely 2 variables move together without causality implications. The coefficient of determination computes the proportion of variance in a variable (namely, CCL share price) attributable to the movements in another independent variable (namely, share prices of Astra, MCL Land, CCB and the ST Index).

From the above table, we note that statistically, there has been a high degree of correlation between the price movements of CCL and that of Astra during the period between 1 January 2001 to the Latest Practicable Date with much of the price movements in the Shares being attributable to the share price movements of Astra.

In view of the price correlation between the Shares and Astra shares, the considerable contribution of Astra to the CCL Group's profits and the significant proportion of the CCL Group's Adjusted NTA attributable to Astra (as stated on pages 50 and 51 of the Circular), it is likely that the price of the Shares will, in the absence of other factors, continue to be significantly influenced by price movements in Astra shares and developments in Astra.

The above analysis serves as an illustrative guide to Shareholders and should not be taken as a forecast of the share prices of CCL, Astra or any other shares, or an indication that the relationships between the share prices of CCL, Astra or any other shares if any will continue (or discontinue) after the Latest Practicable Date, or that the price of the Shares is not affected by factors other than the price of Astra's shares.

Effects of exchange rate between the US$ and the Rupiah on Astra shares

As at 30 June 2002, Astra and its subsidiaries had substantial US$-denominated borrowings of approximately US$1.1 billion which represented approximately 67.1 per cent. of their total borrowings. In view of the aforesaid, the US$:IDR exchange rate will have a significant impact on Astra's financial performance and position and consequently its share price. A graphical representation of the US$:IDR exchange rate and Astra's share price movements from 1 January 2001 to the Latest Practicable Date is set out below:-



US$/IDR Exchange Rate
Astra
US$:1,000 IDR
Astra Share Price (IDR)
$0.120
$0.115
$0.110
$0.105
$0.100
$0.095
$0.090
$0.085
$0.080
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02

We note that the US$:IDR exchange rate has been volatile over the period from 1 January 2001 to the Latest Practicable Date with the US$ trading to a high of US$1:IDR12,004 on 26 April 2001 and to a low of US$1:IDR8,489 on 14 August 2001.

We note that Astra's share price has generally moved in tandem with the US$:IDR exchange rate. In particular, the price of Astra shares has generally risen and fallen when the Rupiah appreciated and depreciated against the US$, respectively.

The above comparison merely serves as an illustrative guide to Shareholders and should not be taken as a forecast of the US$:IDR exchange rate or of Astra's share price, or an indication that the relationship between Astra's share price and the US$:IDR exchange rate will continue (or discontinue) after the Latest Practicable Date, or that the price of Astra's shares are not affected by factors other than the US$:IDR exchange rate.

Outlook for the Indonesian economy and the Rupiah

Bank Indonesia predicts the GDP growth for the Indonesian economy to reach 3.5-4.0 per cent. in 2002 compared with 3.3 per cent. in 2001, if exports and investment expand and the bank restructuring program continues as expected. It has also set the target for the inflation rate at 9-10 per cent. in 2002. Bank Indonesia expects a significant strengthening of the Rupiah in the second half of 2002, in line with improved political, financial and economic risks. In its press release dated 10 September 2002, the Board of Governors of Bank Indonesia stated that it believed in the continued decline in inflation and the Rupiah to remain on a stable track with steady gains. *(source: Bank Indonesia website at **www.bi.go.id**)*

The IMF, in its country report No. 02/154 on Indonesia dated July 2002, projected Indonesia's GDP growth to accelerate to 5-6 per cent. over the medium term, the inflation rate to decline gradually to the mid-single digits and the real exchange rate of the Rupiah to appreciate somewhat in 2002 and broadly maintain its value thereafter.

The ADB, in its article "Asian Development Outlook 2002 Update", estimated that Indonesia's GDP growth would be 3.2 per cent. in 2002 and 4.4 per cent. in 2003, while the inflation rate would be 11.8 per cent. in 2002 (up from 11.5 per cent. in 2001) and 7.0 per cent. in 2003.

PER Comparison Against ST Index

We have also compared the monthly closing historical PER of CCL with the monthly closing PER of the ST Index.

A summary of the monthly closing historical PER of the ST Index and the Company from October 2001 to September 2002, on 11 July 2002 (being the Market Day prior to the Partial Offer Announcement Date) and on the Latest Practicable Date, is as follows:-

Month	Monthly Closing PER of ST Index (times)	Monthly Closing Historical PER of CCL [1] (times)
2001		
October	9.9	3.9
November	10.8	3.7
December	11.9	4.2
2002		
January	13.5	5.5
February	17.2	6.4
March	23.0	6.0
April	20.1	6.8
May	22.3	6.4
June	20.8	6.7
July	20.1	6.2
August	19.8	6.1
September	19.0	5.4
High	**23.0**	**6.8**
Average	**17.4**	**5.6**
Low	**9.9**	**3.7**
11 July 2002	**21.3**	**6.8**
20 September 2002 (Formal Announcement Date)	20.0	5.1
Latest Practicable Date	**19.0**	**5.6**
Offer Price (Implied)	**Not Meaningful**	**6.8**

Note:-

[1] Adjusted to exclude exceptional items.

Source: Bloomberg and DBS Bank

For the above 12-month period, the monthly closing PER of the ST Index ranged from a high of 23.0 times in March 2002 to a low of 9.9 times in October 2001. The monthly closing historical PER of CCL during the same period ranged from a high of 6.8 times in April 2002 to a low of 3.7 times in November 2001. In each of the aforesaid months, the monthly closing historical PER of the Shares has been lower than the monthly closing historical PER of the ST Index.

As set out above, based on the monthly closing historical PER of the Shares during the aforesaid period, the Shares have historically traded at an average PER of 5.6 times, which is lower than the average PER of the ST Index of 17.4 times. We also note that the Partial Offer values the Shares at a historical FY2001 PER (excluding exceptional items) of 6.8 times, which is (i) equal to the historical FY2001 PER of the Shares of 6.8 times on 11 July 2002, being the Market Day prior to the Partial Offer Announcement Date; (ii) above the historical FY2001 PER of the Shares of 5.1 times on 20 September 2002, being the Market Day prior to the Formal Announcement; and (iii) equal to the highest historical monthly closing PER of CCL since October 2001.

(b) Peer Comparison

In considering what may be regarded as a reasonable range of valuation for the purpose of assessing the financial terms of the Partial Offer, we have referred to the range of current valuation statistics of selected comparable companies listed and traded on relevant stock exchanges and compared such valuation statistics to that implied in the Partial Offer.

We recognise that there is no company listed on any relevant stock exchange which may be considered identical to the CCL Group in terms of composition of business activities, scale of operations, asset base, risk profile, geographical spread of activities, track record, future prospects and other relevant criteria. As such, any comparison merely serves as an illustrative guide to Shareholders.

The CCL Group derived approximately 86.9 per cent. and 81.2 per cent. of its trading profit from the automotive business in FY2000 and FY2001, respectively. Such trading profits from the automotive business are generated by the CCL Group and Astra from their automotive assembly, distribution and sales operations mainly in Singapore, Malaysia and Indonesia. In this regard, it would be appropriate to compare the CCL Group with comparable listed automotive companies in these markets.

A brief description of each of the Comparable Companies is set out below:-

- **Oriental Holdings Berhad** is incorporated in Malaysia and is listed on the KLSE. It is principally engaged in (i) motor assembling and distribution, manufacturing and trading, (ii) hotels, resorts, property development and plantation, and (iii) financial services, investment holding and others. For the financial year ended 31 December 2001, it derived approximately 92.1 per cent. and 54.3 per cent. of its group turnover and profit before taxation from the motor assembling and distribution, manufacturing and trading, businesses, respectively.

- **Tan Chong Motor Holdings Berhad** is incorporated in Malaysia and is listed on the KLSE. It is principally engaged in the assembly and distribution of Nissan-made automotives and related hire purchase financing and insurance in Malaysia. For the financial year ended 31 December 2001, it derived all of its revenues and profits from its motor operations.

- **Tan Chong International Limited** is incorporated in Bermuda and is listed on The Stock Exchange of Hong Kong Limited and on The Central Limit Order Book Trading System in Singapore. It is principally engaged in (i) motor vehicle distribution in Singapore and Hong Kong, (ii) heavy commercial vehicle and industrial equipment distribution in Singapore and Brunei, (iii) sales of telecommunication products, and (iv) property rental. For the financial year ended 31 December 2001, it derived approximately 91.3 per cent. and 93.8 per cent. of its group turnover and profit before taxation from the motor vehicle distribution business, respectively.

- **Tractors Malaysia Holdings Berhad** is incorporated in Malaysia and is listed on the KLSE. It is principally engaged in (i) sale and service of Caterpillar equipment, agricultural and industrial machinery and other related equipment and (ii) assembly, sale and service of passenger cars and commercial motor vehicles. For the financial year ended 30 June 2002, it derived approximately 71.1 per cent. and 70.3 per cent. of its group turnover and profit before taxation from its motor vehicle operations, respectively.

- **UMW Holdings Berhad** is incorporated in Malaysia and is listed on the KLSE. It is principally engaged in the (i) import, assembly and marketing of passenger and commercial vehicles and related spares, and (ii) trading and manufacturing of light and heavy equipment for use in the industrial, construction and agricultural sectors, and trading in related spares. For the financial year ended 31 December 2001, it derived approximately 73.5 per cent. and 92.0 per cent. of its group turnover and profit before taxation from its motor vehicle and motor-related operations, respectively.

- **Tunas Ridean Tbk PT** is incorporated in Indonesia and listed on the Jakarta Stock Exchange. It is principally engaged in (i) automotive dealerships which are domiciled in Jakarta and Lampung, Indonesia, and (ii) financial services, including operating lease and consumer financing services. For the financial year ended 31 December 2001, it derived approximately 95.5 per cent. and 59.2 per cent. of its group turnover and gross profit from its automotive dealerships, respectively.

- **PT Indomobil Sukses International Tbk** is incorporated in Indonesia and listed on the Jakarta and Surabaya stock exchanges. It is principally engaged in the automotive industry covering manufacturing, assembly, distribution, retail, after-sales services and financing. For the financial year ended 31 December 2001, it derived approximately 97.6 per cent. and 88.9 per cent. of its group turnover and operating income from the automotive business, respectively.

Shareholders should note that all the Comparable Companies have primary listings on foreign stock exchanges. Any cross border valuation statistics will be subject to differing political, regulatory, market, investment, economic and currency conditions and as such may not be directly comparable to the CCL Group.

In our assessment of the Offer Price, we have considered the following valuation statistics:-

- Price/Earnings Ratio
- EV/EBITDA Multiple
- Price/NTA Ratio
- Dividend Yield

In view of the recent developments relating to the CCL Group's Proton franchise in Singapore, CCB's distribution rights for Mercedes-Benz passenger cars, trucks and vans in Malaysia and the purchase of an additional 5.73 per cent. stake in MCL Land from JSH (collectively the "Recent Events"), we have also considered the historical PER and EV/EBITDA multiple for CCL implied by the Offer Price after making proforma adjustments for the earnings impact of the Recent Events. We have also considered the Price/NTA ratio for CCL implied by the Offer Price after adjusting for the Company's S$10.5 million cash dividend in respect of FY2001 and the effects of the Company's acquisition of the additional 5.73% interest in MCL Land in October 2002.

As the CCL Group's FY2001 results included exceptional items amounting to a loss of S$45.8 million after taxation and minority interests, we have used the CCL Group's FY2001 EPS and EBITDA figures which exclude such exceptional items for our PER and EV/EBITDA computations, respectively.

Impact of Foreign Exchange Rates

We note that the results of CCL's foreign subsidiaries, joint ventures and associated companies (such as Astra and CCB) are translated into S$ at the respective average exchange rates for the financial year in the CCL Group's financial statements. Other than Singapore, the CCL Group and its associated companies have significant operations in foreign countries such as Malaysia, Indonesia, Thailand, Australia and New Zealand. As such, the fluctuations between the S$ and the currencies of these foreign countries may have significant impact on the CCL Group's reported financial performance and financial position. In particular, we note that Astra accounts for approximately 53.9 per cent. and 73.0 per cent. of the CCL Group's trading profit in FY2001 and for the 6 months ended 30 June 2002, respectively. As Astra's results are reported in IDR, any significant fluctuations in the S$:IDR exchange rate may have a significant impact on the CCL Group's reported financial performance and financial position. This in turn may have an impact on the valuation statistics of the CCL Group.

For illustration purposes only, a graphical representation of the S$:IDR exchange rate from 1 January 2001 to the Latest Practicable Date is set out below:-

We note that the S$:IDR exchange rate had traded between a high of S$1:IDR6,644 to a low of S$1:IDR4,826 during the aforesaid period.



7,000
6,500
6,000
5,500
5,000
4,500
IDR/S$
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02

Source: Bloomberg

The above analysis merely serves as an illustrative guide to Shareholders and should not be taken as a forecast of the S$:IDR exchange rate or any other exchange rate whether before or after the Latest Practicable Date.

Historical PER Comparison

The CCL Group is a going concern for which an earnings-based valuation methodology is appropriate for the purpose of assessing the Partial Offer. In evaluating the financial terms of the Partial Offer, we have compared the historical PER of CCL implied by the Offer Price with the historical PERs of the Comparable Companies based on their respective closing prices as at the Latest Practicable Date.

Company	Closing Price on Latest Practicable Date	Historical EPS [1]	Historical PER (times)
Oriental Holdings Berhad	RM3.54	RM0.224	15.8
Tan Chong Motor Holdings Berhad	RM1.04	RM0.162	6.4
Tan Chong International Limited	HK$1.00	HK$0.159	6.3
Tractors Malaysia Holdings Berhad	RM2.62	RM0.297	8.8
UMW Holdings Berhad	RM7.95	RM0.680	11.7
Tunas Ridean Tbk PT	IDR230	IDR57	4.0
PT Indomobil Sukses International Tbk	IDR575	NA [2]	NA [2]
High			**15.8**
Median			**7.6**
Low			**4.0**
Mean			**8.8**
Weighted Average			**10.9**

CCL (Implied)	**Offer Price**		
– FY2001 (Unadjusted)	**S$4.76**	**S$0.705**	**6.8**
– FY2001 (Adjusted) [3]	**S$4.76**	**S$0.682 [3]**	**7.0**

Notes:-

[1] The historical EPS were computed based on the profit after taxation and minority interests but before extraordinary and exceptional items of the respective Comparable Companies and were obtained from their respective latest full-year financial statements.

[2] Loss making in its latest financial year.

[3] Based on the computations provided by the Company, the profit after taxation and minority interests of the CCL Group would be S$115.1 million in FY2001 instead of S$120.5 million after adjusting for the Recent Events.

For illustration purposes only, the unadjusted historical PER of 6.8 times for CCL implied by the Offer Price is at a discount of 22.7 per cent., 37.6 per cent. and 10.5 per cent. to the mean, weighted average and median historical PERs of the Comparable Companies, respectively. Nevertheless, the unadjusted historical PER of 6.8 times for CCL implied by the Offer Price is within the range of historical PERs of the Comparable Companies and 70.0 per cent. above the lowest historical PER of the Comparable Companies.

After taking into account the Recent Events, the adjusted historical PER of 7.0 times for CCL implied by the Offer Price is at a smaller discount of 20.5 per cent., 35.8 per cent. and 7.9 per cent. to the mean, weighted average and median historical PERs of the Comparable Companies, respectively, and is 75.0 per cent. above the lowest historical PER of the Comparable Companies.

Historical EV/EBITDA Comparison

We note that save for Tunas Ridean Tbk PT and PT Indomobil Sukses International Tbk, the gearing of each of the Comparable Companies is generally very low as compared with that of the CCL Group, as set out below:-

Company	**Gearing [1] (%)**
Oriental Holdings Berhad	15.1
Tan Chong Motor Holdings Berhad	0.2
Tan Chong International Limited	3.1
Tractors Malaysia Holdings Berhad	1.9
UMW Holdings Berhad	13.1
Tunas Ridean Tbk PT	175.9 [2]
PT Indomobil Sukses International Tbk	NA [3]
CCL Group	**87.6**

Notes:-

[1] Gearing is defined as total borrowings divided by common shareholders' equity and is based on figures obtained from their respective latest full-year or interim financial statements.

[2] Tunas Ridean Tbk PT also has a finance arm which accounts for the bulk of its total borrowings.

[3] Negative shareholders' funds as at the latest available financial statements.

Given the significant disparity in capital structure between the CCL Group and the Comparable Companies, it may be more meaningful to consider the historical EV/EBITDA multiple of CCL (compared with the historical PER analysis set out in the preceding section) implied in the Offer Price *vis-à-vis* the Comparable Companies. The EV/EBITDA multiple approach does not take into account the capital structure of a company as well as its interest, taxation, depreciation and amortisation charges. Therefore, it serves only as an illustrative indicator of the current market valuation of the business of a company relative to its operating cashflow and performance.

The historical EV/EBITDA multiples of the Comparable Companies based on their closing prices on the Latest Practicable Date are set out below:-

Company	Enterprise Value[1] as at Latest Practicable Date (million)	Historical EBITDA[2] (million)	Historical EV/EBITDA (times)
Oriental Holdings Berhad	RM1,277.3	RM256.9	5.0
Tan Chong Motor Holdings Berhad	RM548.1	RM159.0	3.4
Tan Chong International Limited	HK$873.2	HK$445.9	2.0
Tractors Malaysia Holdings Berhad	RM838.5	RM159.8	5.2
UMW Holdings Berhad	RM2,142.2	RM460.9	4.6
Tunas Ridean Tbk PT	IDR935,043	IDR228,947	4.1
PT Indomobil Sukses International Tbk	IDR3,292,951	IDR436,198	7.5
High			**7.5**
Median			**4.6**
Low			**2.0**
Mean			**4.6**
Weighted Average			**4.4**
CCL (Implied)			
– FY2001 (Unadjusted)	**S$2,430.5**	**S$305.5**	**8.0**
– FY2001 (Adjusted) [3]	**S$2,454.0** [3]	**S$293.6** [3]	**8.4**

Notes:-

[1] The market capitalisations of the Comparable Companies were based on their respective closing prices and their outstanding number of shares as at the Latest Practicable Date as obtained from Bloomberg. The minority interests and net debts of the Comparable Companies were obtained from their respective latest full-year financial statements.

[2] The historical EBITDA of the Comparable Companies were obtained from their respective full-year financial statements and include their respective share of associated companies' income.

[3] Adjusted for the Recent Events and based on computations provided by the Company.

For illustration purposes only, we note that the unadjusted historical EV/EBITDA multiple of 8.0 times for CCL implied by the Offer Price is above the range of historical EV/EBITDA multiples of the Comparable Companies. The unadjusted historical EV/EBITDA multiple of 8.0 times for CCL implied by the Offer Price is at a premium of 73.9 per cent., 81.8 per cent. and 73.9 per cent. to the mean, weighted average and median historical EV/EBITDA multiples of the Comparable Companies, respectively.

Similarly, the adjusted historical EV/EBITDA multiple of 8.4 times for CCL implied by the Offer Price is at a larger premium of 82.6 per cent., 90.9 per cent. and 82.6 per cent. to the mean, weighted average and median historical EV/EBITDA multiples of the Comparable Companies, respectively.

NTA Comparison

For illustration purposes only, we have reviewed the Price-to-NTA ratios of the Comparable Companies based on their respective closing prices as at the Latest Practicable Date for comparison with the Price-to-NTA ratio of CCL implied by the Offer Price:-

Company	Closing Price on Latest Practicable Date	NTA Per Share [1]	Price-to-NTA Ratio (times)
Oriental Holdings Berhad	RM3.54	RM4.36	0.8
Tan Chong Motor Holdings Berhad	RM1.04	RM1.31	0.8
Tan Chong International Limited	HK$1.00	HK$1.66	0.6
Tractors Malaysia Holdings Berhad	RM2.62	RM2.02	1.3
UMW Holdings Berhad	RM7.95	RM5.87	1.4
Tunas Ridean Tbk PT	IDR230	IDR270	0.9
PT Indomobil Sukses International Tbk	IDR575	NA [2]	NA
High			**1.4**
Median			**0.8**
Low			**0.6**
Mean			**1.0**
Weighted Average			**1.0**
CCL (Implied)	**Offer Price**		
– As at 30 June 2002 (Unadjusted)	**S$4.76**	**S$3.92**	**1.2**
– As at 30 June 2002 (Adjusted) [3]	**S$4.76**	**S$3.97 [3]**	**1.2**

Notes:-

(1) The NTA of the Comparable Companies were obtained from their respective latest available full-year or interim financial statements. The NTA per Share of CCL is computed based on the 241.4 million Shares in issue as at the Latest Practicable Date.

(2) Negative shareholders' funds as at the latest available financial statements.

(3) Adjusted for the S$10.5 million in cash dividends paid in respect of FY2001 and the negative goodwill of S$22.8 million arising from the acquisition of the additional 5.73% interest in MCL Land in October 2002.

For illustration purposes only, the Offer Price represents a Price-to-NTA ratio (unadjusted and adjusted) of 1.2 times for CCL which is at a premium of 20.0 per cent., 20.0 per cent. and 50.0 per cent. over the mean, weighted average and median Price-to-NTA ratios of the Comparable Companies, respectively.

There is no company listed on the SGX-ST or other stock exchanges that is directly comparable to the CCL Group in terms of composition of business activities, asset base and size. We would like to point out that the NTA basis of valuation is more relevant to an asset-based business. For a predominantly earnings-based going concern like the CCL Group, Shareholders should bear in mind that the NTA basis of valuation is meaningful only insofar as it shows the extent to which the value of each Share is backed by tangible assets, and would be relevant in the event that the CCL Group changes the nature of its business or realises or converts the uses of all its assets. Accordingly, we would consider it relatively more meaningful to assess the Offer Price from an earnings perspective. The NTA basis of valuation, however, does provide an estimate of the value of a company assuming the hypothetical sale of all its assets over a reasonable period of time, the proceeds of which are first used to repay the liabilities of that company with the balance available for distribution to its shareholders.

Dividend Yield Comparison

In respect of FY2001, the Company paid a total gross dividend of S$0.15 per Share (translating into a net dividend of S$0.11625 per Share). The net dividend yield implied by the Offer Price would be 2.4 per cent.. Shareholders should note that the analysis in this section only serves as an illustrative guide to Shareholders and is not an indication of the Company's future dividend policy.

For illustration purposes only, a comparison of the implied dividend yield of 2.4 per cent. for the Shares *vis-à-vis* the dividend yields of the Comparable Companies based on their respective closing prices as at the Latest Practicable Date is set out below:-

Company	Closing Price on Latest Practicable Date	Net Dividend per share [1]	Net Dividend Yield (%)
Oriental Holdings Berhad	RM3.54	RM0.09360	2.6
Tan Chong Motor Holdings Berhad	RM1.04	RM0.05040	4.8
Tan Chong International Limited	HK$1.00	HK$0.05000	5.0
Tractors Malaysia Holdings Berhad	RM2.62	RM0.15120	5.8
UMW Holdings Berhad	RM7.95	RM0.14400	1.8
Tunas Ridean Tbk PT	IDR230	NA	NA
PT Indomobil Sukses International Tbk	IDR575	NA	NA
High			**5.8**
Median			**4.8**
Low			**1.8**
Mean			**4.0**
Weighted Average			**3.4**
CCL (implied) - FY2001	**Offer Price S$4.76**	**S$0.11625**	**2.4**

Note:-

(1) The net dividend per share of the Comparable Companies is based on the aggregate of their respective interim and final dividends recommended and/or paid in respect of their respective latest full financial year and exclude special dividends, if any.

From the table above, the dividend yield of CCL as implied by the Offer Price is at the lower end of the range of dividend yields of the Comparable Companies. It is also below the mean, weighted average and median dividend yields of the Comparable Companies.

Shareholders should note that the information pertaining to the dividend yields of the Comparable Companies are extracted from publicly available information and is reproduced herein for illustration purposes only and should not be relied upon as a promise or representation of the respective companies' dividend policies.

Moreover, Shareholders should note that there is no indication of CCL's future dividend policy in the Offer Document. Any information pertaining to CCL's future dividend policy mentioned herein is to be used for illustration purposes only and is not an indication of the Company's future dividend policy.

In using the dividend yield as a basis of comparison with the Comparable Companies, we recognise that different companies have different dividend policies which are dependent on company-specific factors such as their working capital needs, capital expenditure requirements and expansion plans. As such, dividend yield should not be taken as an indication of valuation of a company. Any comparison reproduced herein merely serves as an illustrative guide to Shareholders. Shareholders may wish to refer to section 10(g) of this letter which sets out the dividend return profile of the Company *vis-à-vis* the returns on a fixed deposit with local commercial banks.

(c) Adjusted NTA of the CCL Group

Based on the unaudited consolidated balance sheet of the CCL Group as at 30 June 2002, the unaudited NTA of the CCL Group after adjusting for the final cash dividend paid in respect of FY2001 amounted to S$935.8 million.

For the purpose of our analysis, we have computed the unaudited NTA of the CCL Group as at 30 June 2002 adjusted for the net surplus arising from the revaluation of the CCL Group's properties (other than those of MCL Group's) and the CCL Group's shareholding interests in MCL Land, CCB and Astra (collectively, "Adjusted NTA").

In connection with the Partial Offer, the Directors have commissioned the Valuers to conduct an independent valuation of the properties owned by the CCL Group in Singapore, Malaysia, Australia and New Zealand, other than the investment and development properties of the MCL Group (the "Revalued Properties"). The valuation reports and valuation certificates prepared by the Valuers are set out in Appendix III to the Circular.

For the purpose of computing the Adjusted NTA, we have revalued the CCL Group's shareholding interest in MCL Land based on MCL Land's adjusted NTA as at 13 August 2002 as set out in its circular dated 13 August 2002 issued in connection with the MCL Land Offer. We have also made the necessary adjustments for the acquisition of the additional 5.73 per cent. interest in MCL Land by CCL announced on 2 October 2002, details of which are set out on pages 31 and 32 of the Circular.

For the purpose of computing the Adjusted NTA, we have revalued the CCL Group's shareholding interests in CCB and Astra based on their respective market capitalisations as at the Latest Practicable Date.

The Adjusted NTA of the CCL Group as at 30 June 2002 is computed as follows:-

	(S$'m)	(S$'m)
Unaudited consolidated shareholders' funds as at 30 June 2002		955.6
Less: Goodwill		(9.3)
Less: Adjustments for FY2001 final dividend paid in cash		(10.5)
		935.8
Adjustments relating to the CCL Group's properties		
Open Market Value of Revalued Properties	327.1	
Less: Net book value of Revalued Properties as at 30 June 2002	(244.4)	
Surplus on revaluation	82.7	
Less: Potential tax liabilities	(4.0) (1)	
Less: Minority interests in revaluation surplus and tax liabilities	(9.0)	
Net revaluation surplus		69.7
Adjustments relating to the CCL Group's shareholding interest in MCL Land		
MCL Land's adjusted NTA as at 30 June 2002	912.5	
CCL Group's share of MCL Land's adjusted NTA as at 30 June 2002	544.8	
Less: Net book value as at 30 June 2002	(478.6)	
Surplus on revaluation	66.2	
Acquisition of additional MCL Shares	29.2 (2)	
Less: Potential tax liabilities	— (3)	
Net revaluation surplus		95.4

	(S$'m)	(S$'m)
Adjustments relating to the CCL Group's shareholding interest in CCB		
CCL Group's share of market capitalisation of CCB as at the Latest Practicable Date	97.4	
Less: Net book value as at 30 June 2002	(142.6)	
Deficit on revaluation	(45.2)	
Less: Potential tax liabilities	— [3]	
Net revaluation deficit		(45.2)
Adjustments relating to the CCL Group's shareholding interest in Astra		
CCL Group's share of market capitalisation of Astra as at the Latest Practicable Date	422.4	
Less: Net book value as at 30 June 2002	(236.8)	
Surplus on revaluation	185.6	
Less: Potential tax liabilities	— [4]	
Net revaluation surplus		185.6
Adjusted unaudited NTA of the CCL Group		1,241.3
Adjusted unaudited NTA per Share based on the issued share capital comprising 241,434,031 Shares as at the Latest Practicable Date		5.14
Adjusted unaudited NTA per Share based on the fully-diluted share capital comprising 244,901,131 Shares as at the Latest Practicable Date (assuming all outstanding Options as at the Latest Practicable Date are exercised and taking into account the proceeds arising therefrom)		5.13

Notes:-

[1] The potential tax liabilities arising from the hypothetical disposal of the Revalued Properties are computed by the management of the Company in consultation with PricewaterhouseCoopers Services Pte Ltd, the tax adviser to the Company. For the purpose of the computation, the fair market value (as determined by the Valuers) is taken to be the hypothetical sales proceeds arising from the disposal of the Revalued Properties.

In connection with the hypothetical disposal of the Revalued Properties in Singapore (the "Singapore Properties"), notional income tax is payable on the claw back of capital allowances on the plant & machinery relating to the Singapore Properties. The estimated income tax is S$972,000 for the claw back of such capital allowances. No tax is payable on the hypothetical disposal of land and building relating to the Singapore Properties as these are capital assets used for the CCL Group's motor operations. Hence, any gain on disposal is considered capital in nature, and not taxable.

The gain arising from the hypothetical disposal of the Revalued Properties in Malaysia (the "Malaysian Properties") will be subject to Malaysia real properties gain tax which is estimated at RM2,310,000 (S$1.1 million). A notional income tax estimated at RM3,993,000 (S$1.9 million) is payable on the claw-back of capital allowances on the plant & machinery relating to the Malaysian Properties.

The gain arising from the hypothetical disposal of the Revalued Properties in Australia will be subject to Australia capital gains tax which is estimated at AUD$134,000 (S$0.1 million).

[2] This relates to the effect of the acquisition of the additional 5.73 per cent. in MCL Land as announced on 2 October 2002.

[3] There is no potential tax impact on the hypothetical disposal of the investments in MCL Land and CCB. The Company's investments in MCL Land and CCB are long term capital investments. Any gain arising from the hypothetical disposal of these investments are treated as capital gains and not subject to income tax in Singapore and Malaysia.

[4] There is no potential tax impact on the hypothetical disposal of the investment in Astra. The investment in Astra is held directly by CCL Mauritius. As CCL Mauritius is tax resident in Mauritius, there will be no tax in Indonesia on the capital gains from the hypothetical sale of Astra shares. There is also no tax on capital gains in Mauritius.

The Directors are of the opinion that it is not necessary to revalue the other fixed assets of the CCL Group such as plant and equipment as these assets are used in the ordinary course of the CCL Group's business and, accordingly, the net book value of these assets as at 30 June 2002 is appropriate for the purpose of ascertaining the Adjusted NTA of the CCL Group in connection with the Partial Offer. Similarly, the Directors are of the opinion that it is not necessary to revalue the other non-current assets comprising mainly investments and net advances made to unlisted associated companies and the book value of these assets are appropriate for computing the Adjusted NTA of the CCL Group. Based on the unaudited consolidated balance sheet of the CCL Group as at 30 June 2002, the aggregate net book value of the aforesaid non-current assets which have not been revalued is S$158.8 million, representing 9.0 per cent. and 6.6 per cent. of the unaudited consolidated non-current assets and the unaudited consolidated total assets of the CCL Group, respectively.

Save as disclosed in the Circular (in particular, the consolidated financial statements set out in Appendices IV and V on pages 111 to 183, the litigation relating to CCL's subsidiary in Thailand set out on page 60 and MCL Land's protective tax assessment set out on page 64), the Directors are of the opinion that there are no contingent liabilities or bad or doubtful debts which are likely to have a material impact on the NTA of the CCL Group as at the Latest Practicable Date.

For illustration purposes only, the Offer Price represents:-

(i) a discount of approximately 7.4 per cent. to the Adjusted NTA per Share based on the issued share capital of CCL comprising 241,434,031 Shares as at the Latest Practicable Date; and

(ii) a discount of approximately 7.2 per cent. to the fully-diluted Adjusted NTA per Share based on the fully-diluted share capital of CCL comprising 244,901,131 Shares as at the Latest Practicable Date (assuming all outstanding Options as at the Latest Practicable Date are exercised and taking into account the proceeds arising therefrom).

(d) Comparison with recent privatisations and other non-privatisation take-over transactions

For the purpose of providing an illustrative guide as to whether the financial terms of the Partial Offer are attractive as compared with those offered under other recent take-over transactions, we have compared the premium to be paid under the Partial Offer *vis-à-vis* the premia paid in recent successful privatisation exercises ("Privatisation Transactions") and other successful non-privatisation take-overs ("Non-Privatisation Transactions"), as set out below.

Due to the significant developments in the CCL Group between 15 July 2002 (being the Market Day immediately after the Partial Offer Announcement) and the Formal Announcement Date (as further described on page 37 of the Circular), it is more meaningful to compare the Partial Offer with the Privatisation Transactions and Non-Privatisation Transactions based on the premia over the last transacted price and 1-month volume-weighted average price of the Shares prior to the Formal Announcement, instead of the Partial Offer Announcement.

Company [1]	Date of announcement	Offer price per share (S$)	Premium over/(discount to) last transacted price prior to take-over announcement (%)	Premium over/(discount to) volume-weighted average price over last 1 month prior to take-over announcement (%)	Premium over/ (discount to) adjusted NTA (%)
Successful Non-Privatisation Transactions					
Mayfran International Limited	16-Nov-01	0.23	12.2	14.6	51.3
CWT Distribution Limited	2-Jan-02	0.60	6.2	14.3	(25.6)
High			12.2	14.6	51.3
Low			6.2	14.3	(25.6)
Mean/Median			9.2	14.5	12.9
Successful Privatisation Transactions					
Keppel FELS Energy & Infrastructure Ltd	7-Aug-01	1.55	21.1	37.0	(12.4)
Centrepoint Properties Ltd	13-Nov-01	2.07	23.2	25.7	(6.3)
Times Publishing Ltd	13-Nov-01	4.48	24.4	29.6	(9.3)
Keppel Hitachi Zosen Limited	3-Dec-01	0.60	0.0	4.2	36.7
Inchcape Motors Limited	7-Feb-02	2.70	31.7	37.1	42.9
Ayala International Holdings Limited	27-Feb-02	1.08	33.3	33.3	(35.2)
Parkway Laboratory Services Ltd	13-Mar-02	0.66	12.8	21.8	369.7
Medi-Rad Associates Ltd	13-Mar-02	0.38	8.6	19.2	293.0
Industrial & Commercial Bank Limited	15-Mar-02	5.60	8.7	10.9	(2.1)
Lung Kee Metal Holdings Limited	14-May-02	0.80	21.2	25.7	33.3
NatSteel Broadway Ltd	21-May-02	3.23	21.0	28.1	NA
Republic Hotels & Resorts Limited	31-May-02	1.30	42.9	53.9	(29.7)
Hind Hotels International Limited	5-Jun-02	1.75	35.7	33.1	(31.1)
Eltech Electronics Ltd	16-Aug-02	0.3488	16.3	16.6	NA
High			42.9	53.9	369.7
Low			0.0	4.2	(35.2)
Mean			21.5	26.9	(1.3) [2]
Median			21.2	26.9	(7.8) [2]
Cycle & Carriage Limited					
– Based on Partial Offer Announcement	12-Jul-02	4.76	(1.2)	(2.1)	(7.4)
– Based on Formal Announcement	20-Sep-02	4.76	33.0	16.1	(7.4)

Notes:-

[1] For our analysis, we have excluded the following transactions: (i) the privatisation of SPH AsiaOne Limited (announced on 3 October 2001) and the voluntary delisting of Tong Meng Industries Ltd (announced on 14 January 2002) as their respective valuation multiples are outliers; (ii) the privatisation of IMC Holdings Limited which was first announced on 31 January 2002 as IMC Holdings Limited's primary listing is on the Stock Exchange of Hong Kong Limited (with a secondary listing on the SGX-ST) and there has been no trading in its shares on the SGX-ST for more than 2 years; and (iii) the voluntary unconditional offer for MCL Land as the primary purpose of the Offeror was to fulfil its obligation under the chain principle of the Code if and when the partial offer for CCL became unconditional, and it would not otherwise be the Offeror's intention to acquire shares in MCL Land.

[2] Excludes Parkway Laboratory Services Ltd and Medi-Rad Associates Ltd as their respective premium over adjusted NTA are outliers.

Sources: Circulars to shareholders in relation to the respective transactions, Bloomberg and DBS Bank's computations.

We note that:-

(a) the premium of the Offer Price over the last transacted price and 1-month volume-weighted average price of the Shares prior to the Formal Announcement are above the range of corresponding premia paid for the Non-Privatisation Transactions;

(b) the premium of the Offer Price over the Adjusted NTA is within the range of the corresponding premia paid for the Non-Privatisation Transactions;

(c) the premium of 33.0 per cent. over the last transacted price of the Shares prior to the Formal Announcement implied by the Offer Price is above the corresponding mean and median premia of 21.5 per cent. and 21.2 per cent. paid for the Privatisation Transactions, respectively;

(d) the premium of 16.1 per cent. over the 1-month volume-weighted average price of the Shares prior to the Formal Announcement implied by the Offer Price is within the range of the premia of 4.2 per cent. and 53.9 per cent. paid for the Privatisation Transactions; and

(e) the discount of 7.4 per cent. to the Adjusted NTA implied by the Offer Price is generally in line with the corresponding mean and median discounts of 1.3 per cent. and 7.8 per cent. paid for the Privatisation Transactions (excluding Parkway Laboratory Services Ltd and Medi-Rad Associates Ltd), respectively.

In summary, we note that the premium of the Offer Price over the last transacted price and 1-month volume-weighted average price of the Shares prior to the Formal Announcement and over the Adjusted NTA are either above or within the range of corresponding premia paid for both the Privatisation Transactions and Non-Privatisation Transactions.

Shareholders should note that with respect to (c) to (e) above, the premium, if any, paid in connection with the privatisation of a listed company may not be comparable with that for partial offers as the objective of an offeror in a privatisation transaction would be to acquire all the issued shares of the target which would result in shareholders losing the listing status of their shares and being deprived of their ability to participate in the equity and future financial performance of the company.

Notwithstanding the above observations, we wish to highlight that each Privatisation Transaction and Non-Privatisation Transaction must be judged on its own commercial and financial merits. We wish to highlight that the companies in the list of Privatisation Transactions and Non-Privatisation Transactions set out above are not directly comparable to the CCL Group in terms of size, market capitalisation, business activities, asset base, geographical spread, track record, future prospects and other relevant criteria and each of the Privatisation Transactions and Non-Privatisation Transactions had occurred under market conditions which may be different from that of the Partial Offer. The list above has been compiled from publicly available information and serves as a guide as to the premium, if any, paid in connection with the take-over of a company listed on the SGX-ST.

(e) Comparison with Other Partial Offers

We have reviewed relevant information on the other partial offers undertaken in Singapore ("PO Transactions"). We set out hereunder the key statistics of the PO Transactions.

Due to the significant developments in the CCL Group between 15 July 2002 (being the Market Day immediately after the Partial Offer Announcement) and the Formal Announcement Date (as further described on page 37 of the Circular), it may be more meaningful to compare the Partial Offer with the PO Transactions based on the price premia over the last transacted price and 1-month volume-weighted average price of the Shares prior to the Formal Announcement, instead of the Partial Offer Announcement.

Target	Date of announcement	Implied market capitalisation based on offer price (million)	Offer price per share	Premium over last transacted price prior to take-over announcement (%)	Premium/ (Discount) over/(to) volume-weighted average price over the last 1 month prior to take-over announcement (%)	Premium/ (Discount) over/(to) adjusted NTA (%)
Elec & Eltek International Company Limited [1]	26 Apr 2001	US$418.8	US$3.08	35.1	51.2	132.8
Dovechem Terminals Holdings Limited [2]	17 Oct 2001	S$85.0	S$0.75	7.1	NA [3]	(15.5)
Berger International Limited [4]	5 Sep 2002	S$41.6	S$0.40	95.1	73.3	Unavailable
High				95.1	73.3	132.8
Low				7.1	51.2	(15.5)
Mean				45.8	62.3	58.7
Median				35.1	62.3	58.7
CCL (based on Partial Offer Announcement)		**S$1,149.2**	**S$4.76**	**(1.2)**	**(2.1)**	**(7.4)**
CCL (based on Formal Announcement)		**S$1,149.2**	**S$4.76**	**33.0**	**16.1**	**(7.4)**

Notes:-

[1] This relates to the conditional partial offer by Elec & Eltek International Holdings Limited ("EEIH"). As at the date of the partial offer announcement, EEIH and parties acting in concert with it owned approximately 45.3 per cent. of Elec & Eltek International Company Limited ("EEIC"). The partial offer was made in respect of 2 EEIC shares for every 10 existing EEIC shares held as at a specified books closure date. The partial offer was declared unconditional on 15 June 2001 and EEIH successfully increased its stake in EEIC to approximately 53.7 per cent.. EEIC and its subsidiaries are primarily engaged in the design, development, manufacture and distribution of double-sided, multi-layered and high density printed circuit boards.

[2] Stolthaven Asia Pacific B.V. ("Stolthaven AP") sought to increase its stake in Dovechem Terminals Holdings Limited ("Dovechem") from 36.92 per cent. to 56.7 per cent. by way of a voluntary conditional cash partial offer. The partial offer was made in respect of 1 Dovechem share for every 4 existing Dovechem shares held as at a specified books closure date. The partial offer lapsed on 11 December 2001 as Stolthaven AP failed to receive sufficient votes and acceptances in respect of the partial offer. The principal activities of Dovechem and its subsidiaries are the manufacturing and distribution of steel drums and owning and operating of bulk liquid terminals.

[3] Not applicable as the shares were not traded for more than a month prior to the announcement of the partial offer.

[4] This relates to the conditional cash partial offer for Berger International Limited ("Berger") by Asian Paints (India) Limited to acquire 50.1 per cent. of the issued share capital of Berger. The partial offer was announced on 5 September 2002 and is still on-going as at the Latest Practicable Date. The principal activities of Berger and its subsidiaries are the manufacturing, sale and distribution of paints and related products and contracting of painting projects.

Sources: Announcements, Circulars/Scheme documents to shareholders in relation to the respective transactions, Bloomberg and DBS Bank's computations.

We wish to highlight that the partial offer for Dovechem Terminals Holdings Limited was not successful while the outcome of the partial offer for Berger International Limited is not yet known as at the Latest Practicable Date.

We note that:-

(i) the partial offer for Elec & Eltek International Company Limited had occurred more than a year ago and under different market conditions. As an illustration, the ST Index was relatively stable during the 1-month period prior to the offer announcement (moving from 1,679.39 on 27 March 2001 to 1,670.07 on 26 April 2001). This compares with the decline of approximately 7.3 per cent. in the ST Index over the 1-month period prior to the Formal Announcement (moving from 1,533.47 on 21 August 2002 to 1,421.03 on the Formal Announcement Date);

(ii) the trading volume of shares in Berger International Limited is low at an average daily trading volume of approximately 39,000 shares for the 1-year period prior to the announcement of the partial offer, with the shares traded on only about half the number of Market Days during the same period. CCL Shares are by comparison more actively traded (please refer to page 38 of the Circular for the trading statistics of the Shares); and

(iii) the size of each of the PO Transactions (measured by reference to their respective implied market capitalisations at the time of the respective offer announcements) is significantly smaller than that of the Partial Offer.

Accordingly, this analysis should be viewed in the context of the then prevailing market conditions and size of each of the PO Transactions as well as the share trading liquidity of the companies involved relative to that of CCL.

For illustration purposes only, we note that:-

(a) the premium of 33.0 per cent. over the last transacted price of the Shares prior to the Formal Announcement implied by the Offer Price is within the range of premia of 7.1 per cent. and 95.1 per cent. paid or to be paid for the PO Transactions;

(b) the premium of 16.1 per cent. over the 1-month volume-weighted average price of the Shares prior to the Formal Announcement implied by the Offer Price is below the range of premia of 51.2 per cent. and 73.3 per cent. paid or to be paid for the PO Transactions; and

(c) the discount of 7.4 per cent. to the Adjusted NTA implied by the Offer Price is within the range of a discount of 15.5 per cent. and a premium of 132.8 per cent. paid or to be paid for the PO Transactions.

In summary, other than the premium of the Offer Price over the 1-month volume-weighted average price of the Shares prior to the Formal Announcement, the premium of the Offer Price over the last transacted price of the Shares prior to the Formal Announcement and the discount of the Offer Price to the Adjusted NTA are within the range of corresponding premia paid or to be paid for the PO Transactions.

Notwithstanding the above observations, we wish to highlight that each PO Transaction must be judged on its own commercial and financial merits. Shareholders should note that the 3 companies involved in the aforesaid PO Transactions are not comparable to the CCL Group in terms of size, market capitalisation, business activities, asset base, geographical spread, track record, future prospects and other relevant criteria. This analysis merely serves as a general indication of the possible range of premium that an acquirer may ascribe to a target company in a partial offer.

(f) Comparison with other take-overs of motor companies

We have also reviewed relevant information on take-over offers of motor companies undertaken in Singapore ("Motor Transactions"). We set out hereunder the key statistics of the Motor Transactions.

Due to the significant developments in the CCL Group between 15 July 2002 (being the Market Day immediately after the Partial Offer Announcement) and the Formal Announcement Date (as further described on page 37 of the Circular), it may be more meaningful to compare the Partial Offer with the Motor Transactions based on the premia over the last transacted price and the 1-month volume-weighted average price of the Shares prior to the Formal Announcement, instead of the Partial Offer Announcement.

Target	Date of announcement	Implied market capitalisation based on offer price (million)	Offer price per share	Premium over last transacted price prior to offer announcement (%)	Premium over 1-month volume-weighted average price prior to offer announcement (%)	Premium/ (Discount) over/(to) adjusted NTA[1] (%)	Implied historical PER[2] (times)	Implied historical EV/EBITDA[3] (times)
Cycle & Carriage Limited[4]	22 Nov 2000	S$772.2	S$3.30	0.0	7.2	(21.2)[5]	7.9	7.4
Sime Singapore Limited[6]	27 Nov 2000	S$500.3	S$0.92	44.9	36.4	(3.0)	11.6	6.2
Inchcape Motors Limited[7]	7 Feb 2002	S$442.0	S$2.70	31.7	37.1	42.9	10.9	4.4
High				**44.9**	**37.1**	**42.9**	**11.6**	**7.4**
Low				**0.0**	**7.2**	**(21.2)**	**7.9**	**4.4**
Mean				**25.5**	**26.9**	**6.2**	**10.1**	**6.0**
Median				**31.7**	**36.4**	**(3.0)**	**10.9**	**6.2**
CCL (based on the Partial Offer Announcement)		**S$1,149.2**	**S$4.76**	**(1.2)**	**2.1**	**(7.4)**	**7.0[8]**	**8.4[8]**
CCL (based on the Formal Announcement)		**S$1,149.2**	**S$4.76**	**33.0**	**16.1**	**(7.4)**	**7.0[8]**	**8.4[8]**

Notes:-

[1] NTA of the companies adjusted for the revaluation surplus/(deficit) of certain revalued assets.

[2] Implied historical PER is computed after excluding exceptional items.

[3] EBITDA includes share of associated companies' income.

[4] This relates to the previous conditional cash offer by JSH Singapore Investments Limited ("JSH Singapore") for CCL. The offer was conditional upon JSH Singapore receiving acceptances which, when taken together with the shares in CCL held by JSH Singapore and parties acting in concert with it, would result in JSH Singapore and its concert parties holding more than 50 per cent. of the voting rights of CCL. It was stated in JSH Singapore's offer document that the offeror intended to preserve the listing of CCL. Vickers Ballas & Co. Pte Ltd, the financial adviser to the independent directors of CCL was of the view that the offer price was not sufficiently attractive and recommended that shareholders with a long term view should not accept the offer. The offer by JSH Singapore did not become unconditional.

[5] MCL Land's properties were not revalued in the computation of CCL Group's adjusted NTA.

[6] This relates to the privatisation of Sime Singapore Limited by Sime Darby Berhad by way of a scheme of arrangement. The shareholders of Sime Singapore Limited were offered a cash consideration in exchange for their shares in the former. The privatisation was successfully completed in April 2001.

[7] This relates to the privatisation of Inchcape Motors Limited by Inchcape plc by way of a voluntary conditional cash offer. The offer was conditional upon Inchcape plc receiving acceptances which carry not less than 90 per cent. of the voting rights of Inchcape Motors Limited. The privatisation was successfully completed in June 2002.

[8] Computations based on CCL Group's EPS, EV and EBITDA numbers adjusted for the Recent Events.

Sources: Circulars/Scheme documents to shareholders in relation to the respective transactions, Annual Reports, Bloomberg and DBS Bank's computations.

We wish to highlight that the take-overs of Sime Singapore Limited and Inchcape Motors Limited were successful privatisations where a premium was paid to compensate shareholders for the loss of the listing status of their shares and participation in the equity and future financial performance of the respective companies. Further, the conditional take-over for CCL in 2000 did not become unconditional.

We note that:-

(i) the take-over offers for Cycle & Carriage Limited and Sime Singapore Limited had occurred almost 2 years ago;

(ii) each of the Motor Transactions had been undertaken under different market conditions. As an illustration, the ST Index was relatively stable during the 1-month periods prior to the announcement of the previous offer for CCL and for Sime Singapore Limited (moving from 1,914.49 on 23 October 2000 to 1,911.07 on 22 November 2000 for the previous offer for CCL and from 1,957.75 on 30 October 2000 to 1,979.52 on 27 November 2000 for the offer for Sime Singapore Limited). Similarly, the ST Index was relatively stable during the 1-month period prior to the offer announcement for Inchcape Motors Limited (moving from 1,704.02 on 8 January 2002 to 1,717.11 on 7 February 2002). This compares with the decline of approximately 7.3 per cent. in the ST Index over the 1-month period prior to the Formal Announcement (from 1,533.47 on 21 August 2002 to 1,421.03 on the Formal Announcement Date); and

(iii) the size of each of the Motor Transactions (measured by reference to their respective implied market capitalisations at the time of the respective offer announcement) is significantly smaller than that of the Partial Offer.

Accordingly, this analysis should be viewed in the context of the then prevailing market conditions and size of each of the Motor Transactions.

For illustration purposes, we note that:-

(a) the premium of 33.0 per cent. over the last transacted market price of the Shares prior to the Formal Announcement implied by the Offer Price is within the range of premia of 0.0 per cent. and 44.9 per cent. paid for the Motor Transactions and above their corresponding mean and median premia;

(b) the premium of 16.1 per cent. over the 1-month volume-weighted average price of the Shares prior to the Formal Announcement implied by the Offer Price is within the range of premia of 7.2 per cent. and 37.1 per cent. paid for the Motor Transactions;

(c) the discount of 7.4 per cent. to the Adjusted NTA implied by the Offer Price is within the range of a discount of 21.2 per cent. and a premium of 42.9 per cent. paid for the Motor Transactions;

(d) the historical adjusted PER of 7.0 times for CCL implied by the Offer Price is below the range of the historical PERs of 7.9 times and 11.6 times paid for the Motor Transactions; and

(e) the historical adjusted EV/EBITDA multiple of 8.4 times for CCL implied by the Offer Price is above the range of the historical EV/EBITDA multiples of 4.4 times and 7.4 times paid for the Motor Transactions.

In summary, the premium of the Offer Price over the last transacted price and 1-month volume-weighted average price of the Shares prior to the Formal Announcement is within the range of corresponding premia paid for the Motor Transactions. The discount of the Offer Price to the Adjusted NTA is also within the range of corresponding premia/discounts paid for the Motor Transactions.

Although the historical adjusted PER for CCL implied by the Offer Price is below the range of the historical PERs paid for the Motor Transactions, the historical adjusted EV/EBITDA multiple for CCL implied by the Offer Price is above the range of the historical EV/EBITDA multiples paid for the Motor Transactions. The EV/EBITDA multiple approach provides a more neutral basis of comparison as it does not take into account the capital structure of a company as well as its interest, taxation, depreciation and amortisation charges.

Notwithstanding the foregoing observation, we wish to highlight that each transaction must be judged on its own commercial and financial merits. This analysis merely serves as a general indication of the possible range of valuation multiples that an acquirer may ascribe to a target company involved in the motor business.

(g) Dividends

The Company had declared the following dividends (excluding special dividends) in respect of its last 5 financial years:-

FY	Gross dividend per Share (S$)	Net dividend per Share (S$)	Net dividend rate[1] (%)	Net dividend payout[2] (%)	Net dividend yield[3] (%)
1997	0.32	0.23680	23.7	32.4	5.0
1998	0.14	0.10360	10.4	22.7	2.2
1999	0.20	0.14875	14.9	35.5	3.1
2000	0.17	0.12785	12.8	17.3	2.7
2001	0.15	0.11625	11.6	16.5	2.4

Notes:-

(1) Net dividend rate is computed as the net dividend divided by the par value of S$1.00 per Share.

(2) Net dividend payout is computed as the net dividend per Share divided by the EPS (excluding exceptional items).

(3) Net dividend yield is computed as the net dividend per Share divided by the Offer Price.

The dividend analysis above only serves as an illustrative guide to Shareholders and is **not** an indication of the Company's dividend policy for FY2002 and thereafter. For illustration purposes only, Shareholders who accept the Partial Offer and choose to reinvest the proceeds in a 12-month S$ fixed deposit account with a local commercial bank could expect to receive gross taxable interest income of up to 1.5 per cent. per annum for deposits of up to S$50,000 with DBS Bank, United Overseas Bank Limited or Oversea-Chinese Banking Corporation Limited as at the Latest Practicable Date. On the basis of a dividend yield of between 2.2 per cent. and 5.0 per cent. paid by the Company over the last 5 years (as implied based on the Offer Price), Shareholders can therefore expect a decrease in their investment income by accepting the Partial Offer and depositing the proceeds with the local commercial banks.

Shareholders should note that the actual dividend yield would depend on each Shareholder's cost of investment in the Shares. Shareholders should also note that an equity investment provides a fundamentally different risk-return profile compared to that of a fixed deposit account with a bank, and that the Offer Document contains no indication of the Offeror's intention with regard to the future dividend policy of CCL.

11. OTHER CONSIDERATIONS IN RESPECT OF THE PARTIAL OFFER

(a) Debt Restructuring at Astra

On 17 September 2002, Astra announced that although negotiations with its creditors to reschedule its debts were continuing in a constructive manner, there was no certainty of a mutually acceptable outcome. Astra further stated that it intended to proceed to raise a significant amount of new equity after concluding new debt arrangements and assuming satisfactory market conditions.

In the event that Astra undertakes a new equity issue and subject to the terms of such issue, the Directors' intention is for CCL to participate in Astra's equity issue. The Company's participation in Astra's equity issue would be at least proportionate to its equity stake in Astra, and is expected to be financed by drawing on the CCL Group's current bank facilities in the short term.

(b) Single largest Shareholder

As at the Latest Practicable Date, the Offeror is the single largest Shareholder owning approximately 29.23 per cent. of CCL's issued and paid-up share capital. As such, the Offeror is in a position to exercise significant influence over CCL and will continue to do so regardless of the outcome of the Partial Offer.

(c) Approval of EON's independent shareholders

EON had on 3 October 2002 obtained the EON Shareholders' Approval. In EON's circular dated 19 September 2002 to seek its independent shareholders' approval for the acceptance of the Partial Offer, it was stated that the board of EON had proposed to dispose of its interest in CCL as part of EON's corporate strategy to focus its resources on businesses and investments where it can exercise management control. In addition to enhancing and unlocking shareholder value, the proposed disposal would allow for a more focused organisational structure whereby the businesses of EON are rationalised into a single core activity, namely automotive and its related businesses. It was also stated that any residual Shares held by EON would be divested in due course, with the time frame for such divestment being dependent on the Share price and the market demand for such number of residual Shares.

Assuming that all the 1,398,905 Options which are already vested by the Record Date are exercised on or prior to the Record Date, the potential enlarged issued share capital of CCL would be 242,832,936 Shares as at the Record Date. The aggregate number of Shares held by EON and the Offeror and its Concert Parties as at the Latest Practicable Date amounts to 121,499,251 Shares, representing approximately 50.03 per cent. of such enlarged share capital. Accordingly, assuming EON accepts the Partial Offer in respect of all its Shares, in order for the Partial Offer to become unconditional in respect of acceptances, the Offeror would require further minimum acceptances amounting to 402,883 Shares in order to obtain 50.2 per cent. of the enlarged number of Shares in issue as at the Record Date.

The other condition to the Partial Offer, being that the Offeror receives approval of the Partial Offer by Relevant Shareholders representing more than 50 per cent. of the valid votes received, will also have to be fulfilled by the Closing Date for the Partial Offer to turn unconditional in all respects.

(d) Litigation relating to CCL's subsidiary in Thailand

Around 1997, legal proceedings were instituted against Cycle & Carriage (Thailand) Limited, a wholly-owned subsidiary of CCL in Thailand, by Songponyontakarn Co Ltd ("Songponyontakarn") in which Songponyontakarn claimed compensation of THB1.8 billion for, *inter alia*, terminating an alleged dealership agreement.

CCL's legal counsel has provided advice to the effect that the claim is unlikely to succeed on the basis that, *inter alia*:-

(i) there is no evidence of a dealership being granted to Songponyontakarn; and

(ii) the contractual obligation is limited to that of a sales contract which had already been terminated at the material time and not a dealership agreement.

Shareholders should note that the legal proceedings are currently ongoing.

(e) CCB's Mercedes-Benz distribution rights

As set out on pages 30 and 31 of the Circular, CCB announced on 5 September 2002 that it had entered into a memorandum of understanding with DaimlerChrysler AG for a joint venture between DaimlerChrysler AG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003, subject to the approval of the relevant Malaysian government authorities.

It was also stated in the announcement that with the set up of the proposed joint venture, CCB's future earnings will be substantially reduced as a result. The proposed joint venture is not expected to have any significant impact on the CCL Group's consolidated earnings and NTA per Share for FY2002.

(f) Increase of shareholding interest in MCL Land

As set out on pages 31 and 32 of the Circular, CCL announced on 2 October 2002 that it would acquire the 5.73 per cent. interest in MCL Land, which had been acquired by JSH pursuant to the MCL Land Offer, thereby increasing its shareholding interest in MCL Land to approximately 65.44 per cent..

The acquisition is expected to have a favourable impact on the CCL Group's consolidated earnings and NTA per Share in FY2002.

(g) Distribution rights relating to Proton

As set out on page 31 of the Circular, CCL announced on 30 August 2002 that its wholly-owned subsidiary will cease representing Proton in Singapore with effect from 15 September 2002. It was also stated that the cessation of the Proton franchise is not expected to have any significant impact on the CCL Group's EPS and NTA per Share in FY2002.

(h) CCL Group's other distribution rights

We have enquired and understand from the Directors that certain of the CCL Group's distribution and dealership agreements with the respective vehicle manufacturers have clauses which provide for the termination of such distribution rights in the event of a change in control or ownership of CCL and/or certain of its subsidiaries. The Partial Offer, if it becomes unconditional, will result in such a change in control of CCL and/or its subsidiaries.

We understand that the Company has written to the respective vehicle manufacturers which have distribution and dealership agreements with the CCL Group to inform them of the Partial Offer as well as its implications on the change in control of CCL. The Directors have confirmed that, as at the Latest Practicable Date, none of the vehicle manufacturers has indicated that they intend to terminate their distribution and dealership agreements with the CCL Group as a result of the Partial Offer. The Directors have also confirmed that they are not aware of any development which would result in the loss of any of the distribution and dealership rights of the CCL Group and Astra.

(i) Implications under the Code

As stated in the Offer Document, the Offeror will not trigger a mandatory bid at the 30 per cent. threshold as the Offeror's shareholding was above the previous 25 per cent. threshold, following an earlier mandatory bid, when the trigger point was raised to 30 per cent.. Upon increasing its voting rights in CCL to 30 per cent. and in the absence of the Partial Offer, the Offeror may increase its shareholding in CCL by up to 1 per cent. in any 6-month period without incurring a general offer obligation.

In this regard, in the absence of the Partial Offer or a general take-over offer for all the Shares not owned, controlled or agreed to be acquired by the Offeror and its Concert Parties, the Offeror will require a minimum of 10½ years in order to increase its shareholding in CCL to more than 50 per cent. (by acquiring additional Shares from the market or by private treaty) without incurring a general take-over offer obligation for CCL. The Partial Offer enables the Offeror to increase its shareholding in CCL to more than 50 per cent. without the obligation to make a full take-over offer for all the Shares.

(j) Implications of acceptances of the Partial Offer

(i) The Partial Offer, if it becomes unconditional in all respects, will increase the Offeror's shareholding to 50.2 per cent. of the issued share capital of CCL as at the Record Date. This will enable the Offeror to exercise statutory control of CCL. Statutory control will put the Offeror in a position to be able to pass all ordinary resolutions on matters in which the Offeror does not have conflicting interests and which are tabled for approval of the Company's shareholders at a general meeting of the Company's shareholders. If the Partial Offer becomes unconditional in all respects, the Offeror and its Concert Parties will be free to acquire further Shares after the lapse of 6 months from the close of the Partial Offer without incurring any obligation to make a take-over offer for the Shares.

(ii) Subject to the Partial Offer becoming unconditional in all respects, acceptances will be met in full to the extent of a Shareholder's Relevant Percentage Offer Shares. This means that Shareholders who accept the Partial Offer in respect of up to their Relevant Percentage Offer Shares will have such acceptances accepted in full.

For Shareholders who tender their entire shareholdings in CCL for acceptance, acceptances in respect of Excess Shares will only be met to the extent that other Shareholders do not accept the Partial Offer or accept the Partial Offer in respect of less than their respective Relevant Percentage Offer Shares. Such Shareholders should note that EON had on 3 October 2002 obtained its independent shareholders' approval for the acceptance of the Partial Offer in respect of all the 50,926,176 Shares held by EON. Accordingly, any Excess Shares tendered by Shareholders will be accepted from each Shareholder (including EON) in the same proportion to the extent necessary to enable the Offeror to acquire the Offer Shares. On this basis, Shareholders who wish to maximise their level of successful acceptances may wish to consider tendering their Shares in respect of more than their respective Relevant Percentage Offer Shares.

(iii) To the extent that valid acceptances are received in excess of the proportion specified under the Partial Offer, any Excess Shares tendered by Shareholders will be scaled down on an equitable basis in proportion to the number of Offer Shares remaining after satisfying the guaranteed entitlement. Accordingly, Shareholders should note that there will be a possibility that any resultant residual holding may comprise odd-lots of Shares after the scaling-down of acceptances. As transactions of Shares are generally in trading board lots of 1,000 Shares, odd-lots transactions may be less marketable and may trade at prices lower than those in normal trading board lots of 1,000 Shares.

Shareholders should note that the Offeror has made arrangements with the SGX-ST for a special trading counter to be set up for trading of board lots of 50 Shares each after the close of the Partial Offer, if it becomes unconditional in all respects, and such trading counter will be open for a period of 1 month from the Closing Date. Shareholders should note that they may or may not be able to realise their residual odd-lots of Shares at prices which board lots of 1,000 Shares trade on the SGX-ST.

(k) Entitlement under the Partial Offer

Subject to the Partial Offer becoming unconditional in all respects, Shareholders who accept the Partial Offer in respect of up to their Relevant Percentage Offer Shares will have such acceptances accepted in full. Acceptances in respect of Excess Shares will be scaled down proportionately.

Hypothetically, a Relevant Shareholder who wishes to maintain his current shareholding in CCL and who is able to purchase such additional number of Shares ("Additional Shares") equivalent to his existing Relevant Percentage Offer Shares in the market (or otherwise) at a price (net of related expenses) below the Offer Price and thereafter accept the Partial Offer in respect of ONLY the Additional Shares by the Closing Date (in accordance with the instructions set out in the Offer Document) would be able to earn the difference between the Offer Price and the purchase price (net of related expenses) on the Additional Shares if the Partial Offer turns unconditional in all respects. In this event, such a Shareholder would maintain his shareholding in CCL at the same level as that prior to his purchase of the Additional Shares.

However, Shareholders should note that there is no assurance that the Partial Offer will turn unconditional in all respects. If the Partial Offer does not turn unconditional in all respects by the Closing Date, the Partial Offer will lapse and all acceptances will be returned to Shareholders who will continue to be subject to the investment risks and returns on all their Shares.

(l) **Tax Matters**

(i) **Unutilised capital allowances and tax losses**

Singapore

The Singapore subsidiaries of CCL have unutilised capital allowances and tax losses of approximately S$94,000 and S$9,304,000, respectively as at 31 December 2001.

So far as the carry forward of these capital allowances and tax losses are concerned, the conditions that have to be satisfied are, first, for both capital allowances and tax losses, there should not be a substantial change (more than 50.0 per cent.) in shareholding composition on the relevant days. Second, so far as capital allowances are concerned, they may only be offset against income derived from the same business under which the allowances originally arose. Should there be a substantial change in the shareholding composition, the unabsorbed capital allowances and tax losses would not be available for carry forward. However, an application can be made to IRAS to waive the substantial shareholding test. If an application for a waiver of the substantial shareholding test is approved, the unabsorbed capital allowances and tax losses will only be available for set-off against future profits of the same trade. Approval will generally be given if the Minister for Finance is satisfied that the substantial change in ownership was not effected for the purpose of deriving any tax benefit but rather was for genuine commercial reasons.

The Company has been advised by its tax adviser that provided it can be substantiated that any potential change in the shareholding composition arising from the Partial Offer is for genuine commercial reasons and not for the purpose of deriving any tax benefit, the Company should be granted the waiver; in which case, the tax losses and/or capital allowances may only be allowed for set-off against income arising from the same business under which the losses/allowances arose.

Malaysia

As at 31 December 2001, the Malaysian subsidiaries of CCL have unutilised capital allowances and tax losses of RM6,490,000 and RM5,991,000, respectively. The unabsorbed capital allowances may be carried forward and utilised for set off against the future years' income derived from the same business source under which the capital allowances arose. The unabsorbed tax losses may be carried forward and set off against income from business source only.

Australia

CCL's subsidiaries in Australia do not have any unutilised tax losses as at 31 December 2001.

New Zealand

CCL's subsidiaries in New Zealand have total unutilised tax losses of NZ$619,000 as at 31 December 2001. The Company has been advised by its tax consultants in New Zealand that the tax losses would be available for carry forward.

Mauritius

CCL Mauritius has unutilised tax losses of approximately S$20,080,000 as at 30 June 2001. The Company has been advised by its tax consultants in Mauritius that as the Partial Offer will not result in a change in shareholdings of CCL Mauritius by more than 50.0 per cent., the tax losses would be available for carry forward.

Thailand

Cycle & Carriage (Thailand) Limited a subsidiary of the Company, has total unutilised tax losses of approximately THB44,200,000 as at 31 December 2001. The Company has been advised that the tax losses would be available for carry forward for 5 accounting periods for deduction against future profits, regardless of any change in its shareholdings.

(ii) MCL Land's Protective Tax Assessment

The following information has been extracted from MCL Land's announcement dated 31 July 2002 on the unaudited consolidated financial statements of the MCL Group for the 6 months ended 30 June 2002.

"In 2001, MCL Land Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to $82.5 million. This relates to gains that arose from the sale of Ardmore Park in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a 6-year time limit for the IRAS to raise additional assessment.

MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability to tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the basis that the protective assessment will be vacated and as such provision for tax is not necessary.

MCLA is still awaiting IRAS to revert on the objection."

We understand from the Directors that MCL Land had, as at the Latest Practicable Date, yet to receive a response from the IRAS in relation to the protective assessment. The Directors have confirmed to us that, as at the Latest Practicable Date, nothing has come to their attention that would require a provision to be made in respect of the protective assessment. Shareholders should note that in the event that such a provision is required to be made, it will have a material impact on the earnings and financial position of the MCL Group and the CCL Group.

(m) Listing and Compulsory Acquisition

Under Rule 1105 of the SGX-ST Listing Manual, in the event that the Offeror and its Concert Parties should, as a result of the Partial Offer or otherwise, own or control more than 90.0 per cent. of the issued share capital of CCL, the SGX-ST may suspend dealings in the Shares until such time when the SGX-ST is satisfied that at least ten per cent. of the Shares are held by at least 500 shareholders who are members of the public.

However, as the Partial Offer is made for the Offer Shares which will result in the Offeror and its Concert Parties holding in aggregate 50.2 per cent. of the Shares in issue as at the Record Date, the Offeror and its Concert Parties will not, as a result of the Partial Offer, own or control more than 90.0 per cent. of the issued share capital of CCL. Rule 1105 of the SGX-ST Listing Manual will not be invoked and accordingly, suspension under Rule 1105 will not take place.

Pursuant to Section 215(1) of the Act, if the Offeror had made an offer for all the Shares and receives acceptances pursuant to such offer in respect of not less than 90.0 per cent. of Shares (other than those already held by the Offeror, its subsidiaries or their respective nominees as at the date of such offer), the Offeror would have the right to compulsorily acquire all the Shares of Shareholders who have not accepted such offer.

However, as the Partial Offer is only made for the Offer Shares which will result in the Offeror and its Concert Parties holding in aggregate only 50.2 per cent. of the Shares in issue as at the Record Date, the Offeror will not have any right of compulsory acquisition pursuant to Section 215(1) of the Act.

Similarly, Shareholders who have not accepted the Partial Offer will not have the right, under Section 215(3) of the Act, to require the Offeror to acquire their Shares.

(n) Alternative Take-over Offer from Third Parties

As at the Latest Practicable Date, there is no publicly available evidence of an alternative take-over offer for the Shares from any third party.

12. KEY FACTORS AND ADVICE

12.1 Key Factors Taken into Consideration in Rendering Our Advice

In arriving at our conclusion and advice in respect of the Partial Offer, we have taken into account, *inter alia*, the following key factors:-

(a) As at the Latest Practicable Date, the Offeror is the single largest Shareholder owning approximately 29.23 per cent. of CCL's issued and paid-up share capital. As such, the Offeror is in a position to exercise significant influence over CCL and will continue to do so regardless of the outcome of the Partial Offer. The Partial Offer will allow the Offeror to gain statutory control of CCL if it becomes unconditional in all respects.

(b) With the setting up of the joint venture between DaimlerChrysler AG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia with effect from 1 January 2003 (subject to the approvals of the relevant Malaysian government authorities), CCB's future earnings will be substantially reduced as a result.

(c) Given the high degree of correlation between the price movements in the shares of CCL and Astra, the Shares will continue to be significantly influenced by Astra's share price movements and the developments in Astra. The price of Astra shares is in turn affected by, *inter alia*, the US$:IDR exchange rate which has been volatile.

(d) Although Astra's negotiations with its creditors to reschedule its debts are continuing in a constructive manner, there is currently no certainty of a mutually acceptable outcome. Further, Astra has announced that should the debt restructuring be achieved satisfactorily and assuming satisfactory market conditions, it intends to undertake an equity issue to raise a significant amount of new equity.

In the event that Astra undertakes a new equity issue and subject to the terms of such issue, the Directors' intention is for CCL to participate in Astra's equity issue. The Company's participation in Astra's equity issue would be at least proportionate to its equity stake in Astra, and is expected to be financed by drawing on the CCL Group's current bank facilities in the short term.

(e) As at the Latest Practicable Date, there is no publicly available evidence of an alternative take-over offer for the Shares from any third party.

(f) The Offer Document states that the Offeror considers that CCL has a strong management team which is pursuing a sound business strategy and that the Offeror intends to support the development of CCL so as to enable it to operate effectively and with sound financing.

(g) The Partial Offer (if it becomes unconditional in all respects) may result in residual odd-lots of Shares in the hands of Shareholders who accept the Partial Offer. The Offeror has made arrangements with the SGX-ST for a special temporary counter to be established for the trading of board lots of 50 Shares each if the Partial Offer becomes unconditional in all respects and the counter will be open for a period of 1 month from the Closing Date. The Partial Offer will not affect the listing status of the Shares.

(h) In terms of the price performance of the Shares *vis-à-vis* the Offer Price, we note the following:-

(i) From the Partial Offer Announcement Date to the Latest Practicable Date, the Shares have not closed at or above the Offer Price.

(ii) The Offer Price represents a significant premium of 25.9 per cent. and 22.4 per cent. over the volume-weighted average price of the Shares for the 18-month and 1-year periods prior to the Partial Offer Announcement.

(iii) The Offer Price represents a premium of 33.0 per cent. over the closing price of S$3.58 per Share immediately prior to the Formal Announcement and a premium of 20.8 per cent. over the closing price of S$3.94 per Share on the Latest Practicable Date.

(iv) The Shares have generally underperformed the broad-based ST Index on a historical monthly closing PER basis since October 2001. The Partial Offer values the Shares at a historical FY2001 PER (excluding exceptional items) which is equal to the highest historical monthly closing PER of CCL (excluding exceptional items) since October 2001.

(v) The price performance of the Shares has lagged the ST Index between the Partial Offer Announcement Date and the Latest Practicable Date. Accordingly, there is insufficient evidence that the price of the Shares was supported by the Partial Offer.

(i) In terms of the valuation multiples implied by the Offer Price *vis-à-vis* the Comparable Companies, we note the following:-

(i) Both the unadjusted and adjusted historical PERs for CCL implied by the Offer Price are within the range of historical PERs of the Comparable Companies and significantly above the lowest historical PER of the Comparable Companies.

(ii) Both the unadjusted and adjusted historical EV/EBITDA multiples for CCL implied by the Offer Price are above the range of historical EV/EBITDA multiples of the Comparable Companies.

(iii) The Offer Price represents a Price-to-NTA ratio (unadjusted and adjusted) for CCL which is above the mean, weighted-average and median Price-to-NTA ratios of the Comparable Companies.

(j) The Offer Price represents a discount of only 7.4 per cent. to the Adjusted NTA per Share and a discount of only 7.2 per cent. to the fully-diluted Adjusted NTA per Share (assuming all outstanding Options as at the Latest Practicable Date are exercised and taking into account the proceeds arising therefrom).

(k) Based on a comparison with the Privatisation Transactions and Non-Privatisation Transactions, the premium of the Offer Price over the last transacted price and the 1-month volume-weighted average price of the Shares prior to the Formal Announcement and over the Adjusted NTA are either above or within the range of corresponding premia paid for the Privatisation Transactions and the Non-Privatisation Transactions.

(l) Based on a comparison with the PO Transactions, other than the premium of the Offer Price over the 1-month volume-weighted average price of the Shares prior to the Formal Announcement, the premium of the Offer Price over the last transacted price of the Shares prior to the Formal Announcement and the discount of the Offer Price to the Adjusted NTA are within the range of corresponding premia paid or to be paid for the PO Transactions.

(m) Based on a comparison with the Motor Transactions, the premium of the Offer Price over the last transacted price and the 1-month volume-weighted average price of the Shares prior to the Formal Announcement and over the Adjusted NTA are within the range of corresponding premia paid for the Motor Transactions. Although the historical adjusted PER for CCL implied by the Offer Price is below the range of the historical PERs paid for the Motor Transactions, the historical adjusted EV/EBITDA multiple (which DBS Bank regards as a more neutral valuation measure) for CCL implied by the Offer Price is above the range of the historical EV/EBITDA multiples paid for the Motor Transactions.

12.2 Our Advice

After carefully considering all available information and reviewing the financial assessment of the terms of the Partial Offer, we are of the view that the terms of the Partial Offer are, on balance, fair and reasonable from a financial point of view. Accordingly, we advise the Independent Directors as follows:-

(A) In respect of whether to vote for or against the Partial Offer, to recommend to Shareholders who wish to have the benefit of realising part of their investment in CCL at the Offer Price (which is at a premium to the prevailing market price as at the Latest Practicable Date) pursuant to the Partial Offer and/or who are in favour of the Offeror acquiring statutory control of CCL upon the Partial Offer becoming unconditional in all respects, to vote FOR the Partial Offer in respect of ALL their Shares as at the Record Date. Shareholders should note the implications of the Partial Offer becoming unconditional in all respects as set out under section 11(j) of our letter on page 62 of the Circular.

Shareholders should note that voting for or against the Partial Offer will not prevent them from accepting the Partial Offer, and *vice versa*. Shareholders who vote for the Partial Offer for whatever reasons are not obliged to accept the Partial Offer in respect of all or part of their Shares. Similarly, Shareholders who vote against the Partial Offer for whatever reasons may nonetheless accept the Partial Offer in respect of all or part of their Shares.

(B) In respect of whether to accept or reject the Partial Offer, to:-

(i) Recommend to Shareholders who take a short-term view of their investment in CCL and/or who wish to realise part of their investment in CCL at the Offer Price (which is at a premium to the prevailing market price as at the Latest Practicable Date) notwithstanding the possibility of having residual odd-lots of Shares, to ACCEPT the Partial Offer in respect of ALL their Shares. Such Shareholders should note that only their Relevant Percentage Offer Shares are guaranteed to be accepted in full provided the Partial Offer becomes unconditional in all respects and that any acceptances in respect of Excess Shares will be scaled down proportionately. In addition, such Shareholders should consider selling their Shares in the open market or otherwise if they are able to obtain a price higher than the Offer Price of S$4.76 per Share (after deducting related expenses) by doing so.

(ii) Recommend to Shareholders who are optimistic about the long-term prospects of CCL after considering the factors outlined in section 12.1 of our letter on pages 65 to 67 of the Circular, NOT TO ACCEPT the Partial Offer.

Shareholders who wish to accept the Partial Offer should note that the Offeror has made arrangements with the SGX-ST for a special temporary trading counter to be established for the trading of board lots of 50 Shares each if the Partial Offer becomes unconditional or is declared unconditional in all respects and the counter will be open for a period of 1 month from the Closing Date. Such Shareholders should note that they may or may not be able to realise their residual odd-lots of Shares at prices which board lots of 1,000 Shares trade on the SGX-ST.

For a Shareholder whose acceptance of the Partial Offer exceeds his Relevant Percentage Offer Shares, the acceptance in respect of Excess Shares will only be met to the extent that other Shareholders do not accept the Partial Offer or accept the Partial Offer in respect of less than their respective Relevant Percentage Offer Shares. On this basis, Shareholders who wish to maximise their level of successful acceptances may wish to consider accepting the Partial Offer in respect of more than their Relevant Percentage Offer Shares.

Shareholders who wish to accept the Partial Offer should note, however, that there is no certainty that the Partial Offer will become or be declared unconditional in all respects by the Closing Date, unless all the conditions specified under section 3.2 of the Offer Document are fulfilled or waived by the Offeror. Shareholders should note that in the event that the Partial Offer does not become unconditional in all respects by the Closing Date, the Partial Offer will lapse and all acceptances will be returned to Shareholders.

In rendering our advice, we have not had regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Shareholder. As each Shareholder would have different investment objectives and profiles, any individual Shareholder who may require specific advice in relation to his investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Shareholders should note that the trading of the Shares is subject to, *inter alia*, the performance and prospects of the CCL Group, prevailing economic conditions, economic outlook, stock market conditions and sentiments. Accordingly, our advice on the Partial Offer does not and cannot take into account future trading activities or patterns or price levels that may be established for the Shares after the Latest Practicable Date since these are governed by factors beyond the ambit of our review.

13. ACTIONS TO BE TAKEN

Shareholders who wish to accept the Partial Offer must do so not later than the Closing Date. There are different procedures for acceptance in respect of the Offer Shares which are represented by share certificates and those which are represented by a standing credit with CDP. The Independent Directors may wish to draw the attention of Shareholders who wish to accept the Partial Offer to the "Procedures for Approval and Acceptance" as set in Appendix 2 to the Offer Document.

Acceptances should be completed and returned as soon as possible and, in any event, so as to be received by CDP (in respect of the FAA) or the share registrar of the Company (in respect of the FAT), as the case may be, no later than the Closing Date.

Under the Code, the Partial Offer must be conditional upon, *inter alia*, approval of the Partial Offer by Shareholders (excluding the Offeror and its Concert Parties and their associates) representing more than 50 per cent. of the votes received. Whether or not Shareholders wish to accept the Partial Offer, they may still vote for or against the Partial Offer by ticking accordingly on the FAA or the FAT (as the case may be), signing it and returning it as soon as possible and, in any event, so as to be received by CDP or the share registrar of the Company (as the case may be) no later than the Closing Date.

Yours faithfully
For and on behalf of
THE DEVELOPMENT BANK OF SINGAPORE LTD

Mahesh P. Rupawalla
Managing Director
Mergers & Acquisitions Advisory
Investment Banking Group

Jason Chian Siet Heng
Vice President
Mergers & Acquisition Advisory
Investment Banking Group

GENERAL INFORMATION

1. DIRECTORS

The names, addresses and designations of the Directors are set out below:-

Name	Address	Designation
Tan Sri Dato' Seri Mohd Saleh Sulong	No 6 Jalan Langsat, 4/1B Seksyen 4, 40000 Shah Alam, Selangor Darul Ehsan, Malaysia	Chairman and non-executive Director
Boon Yoon Chiang	25 Belmont Road, Singapore 269868	Deputy Chairman and non-executive Director
Philip Eng Heng Nee	53C Jalan Lim Tai See, Singapore 268383	Group Managing Director
Tan Sri Abdul Halim bin Ali	No 43-5-1 Villa Mutiara, Jalan Medang Tanduk, Bukit Bandaraya, 59100 Bangsar, Kuala Lumpur, Malaysia	Non-executive Director
Rin Kei Mei	109 Gallop Park Road, Singapore 259002	Non-executive Director
Anthony J L Nightingale	11 Shek O, Hong Kong	Non-executive Director
Datuk Hassan Abas	9 Lorong 14/47A, 46100 Petaling Jaya, Selangor, Malaysia	Non-executive Director
Alan Yeo Chee Yeow	113 Gallop Park Road, Singapore 259004	Non-executive Director
Vimala Menon	60 Jalan SS18/4G, 47500 Subang Jaya, Selangor, Malaysia	Non-executive Director
Neville Barry Venter	14 Ewart Park, Singapore 279747	Group Finance Director
Lim Ho Kee	15 Grange Road, #28-15 Grange Heights, Singapore 239696	Non-executive Director
Chang See Hiang	80 Kim Seng Road, #30-07, Singapore 239426	Non-executive Director
Owen P Howell-Price (Alternate to Anthony J L Nightingale)	831 Holland Road, Singapore 278672	Non-executive Director
Dato' Maznah bte Abdul Jalil (Alternate to Tan Sri Dato' Seri Mohd Saleh Sulong)	29 Jalan 16/9 Seksyen 16, 46350 Petaling Jaya, Selangor Darul Ehsan, Malaysia	Non-executive Director

2. PRINCIPAL ACTIVITIES

The principal activities of the CCL Group are the distribution and retailing of motor vehicles, property development and investment in properties, and it has a strategic 31.17 per cent. investment in Astra, which is one of Indonesia's largest conglomerates.

3. SHARE CAPITAL

3.1 As at the Latest Practicable Date, the authorised and issued share capital of the Company are as follows:-

Authorised share capital	
600,000,000 ordinary shares of S$1.00 each	S$600,000,000
Issued and fully paid capital	
241,434,031 ordinary shares of S$1.00 each	S$241,434,031

Since the end of FY2001, an aggregate of 2,979,387 new Shares have been issued pursuant to (i) the exercise of Options (143,560 new Shares); and (ii) the CCL Scrip Dividend Scheme in relation to the final dividend of 12.0 per cent. per Share less 22.0 per cent. for FY2001 (2,393,272 new Shares) and the interim dividend of 3.0 per cent. per Share, less 22.0 per cent. Singapore income tax, for FY2002 (442,555 new Shares).

3.2 Save for outstanding Options to subscribe for 3,467,100 new Shares as at the Latest Practicable Date, there are no outstanding instruments convertible into, rights to subscribe for, and options in respect of Shares. The outstanding Options have exercise prices ranging from S$3.227 to S$7.22 per Share and have exercise periods ranging from 9 April 1999 to 27 February 2012.

3.3 The Shares are quoted and listed on the Official List of the SGX-ST.

3.4 The rights of shareholders of the Company in respect of capital, dividends and voting set out in the Articles of Association of the Company are as follows:-

Article 8

How special rights of shares may be varied.

Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Act, be varied or abrogated, and preference capital may be repaid if agreed to by the holders of three-fourths of the preference shares at a General Meeting called for the purpose. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company, or to the proceedings thereat, shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least, holding or representing by proxy one-third the nominal amount of the issued shares of the class Provided that where the necessary majority for such a Special Resolution is not obtained at the meeting, consent in writing, if obtained from the holders of three-fourths of the preference shares concerned within two months of the meeting, shall be as valid and effectual as a Special Resolution carried at the meeting.

Article 9

Creation of issue of further shares with special rights.

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto.

Article 10

Power to increase capital.

The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Article 11

Rights and liabilities attached to new shares.

All new shares shall be subject to the provisions of these presents with reference to allotments, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Article 12

Power to consolidate, cancel and subdivide shares.

The Company may by Ordinary Resolution –

(a) Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) Cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) Sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Act), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have only such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions are compared with the others as the Company has power to attach to unissued or new shares.

Article 13

Power to reduce capital.

Subject to confirmation by the Court, the Company may by Special Resolution reduce its share capital or any capital redemption reserve fund or share premium account in any manner.

Article 67

Voting rights of members.

(a) Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.

(b) A member may appoint not more than two proxies to attend and vote at the same General Meeting provided that if the member is a Depositor, the Company shall be entitled and bound:-

   (i) to reject any instrument of proxy lodged if the Depositor is not shown to have any shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company; and

   (ii) to accept as the maximum number of votes which in aggregate the proxy or proxies appointed by the Depositor is or are able to cast on a poll a number which is the number of shares entered against the name of that Depositor in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company, whether that number is greater or smaller than the number specified in any instrument of proxy executed by or on behalf of that Depositor.

(c) The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

(d) In any case where any instrument of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the instrument of proxy.

Article 68

Voting rights of joint holders.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members or (as the case may be) the Depository Register in respect of that joint holding.

Article 69

Voting rights of lunatic members.

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee curator bonis appointed by such court (who may appoint a proxy), provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the office not less than forty-eight hours before the time appointed for holding the meeting.

Article 70

Right to vote.

Every member shall be entitled to be present and to vote at any General Meeting either personally or by proxy and to be reckoned in a quorum in respect of shares fully paid and in respect of partly paid shares where calls are not due and unpaid.

Article 72

Votes on a poll.

On a poll votes may be given either personally or by proxy, and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Article 123

Payment of dividends.

The Company may by Ordinary Resolution declare dividends but (without prejudice to the powers of the Company to pay interest on share capital as hereinbefore provided) no dividend shall be payable except out of the profits of the Company, or in excess of the amount recommended by the Directors.

Article 124

Apportionment of dividends.

Subject to the rights of holders of shares with special rights as to dividend (if any), all dividends shall be declared and paid according to the amounts paid on the shares in respect whereof the dividend is paid, but (for the purposes of this Article only) no amount paid on a share in advance of calls shall be treated as paid on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

Article 125

Payment of preference and interim dividends.

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed preferential dividends on any class of shares carrying a fixed preferential dividend expressed to be payable on fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and subject thereto may also from time to time pay to the holders of any other class of shares interim dividends thereon of such amounts and on such dates as they think fit.

Article 125A

(a) Whenever the Directors of the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary share capital of the Company, the Directors may further resolve that members entitled to such dividend be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:-

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors shall determine the manner in which members shall be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to members, providing for forms of election for completion by members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Article 125A;

(iii) the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded provided that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on ordinary shares in respect whereof the share election has been duly exercised (the "elected ordinary share") and in lieu and in satisfaction thereof ordinary shares shall be allotted and credited as fully paid to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid and for such purpose (notwithstanding the provisions of Article 137), the Directors shall (1) capitalise and apply the amount standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise for distribution as the Directors may determine, such sum as may be required to pay up in full (to the nominal value thereof) the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis, or (2) apply the sum which would otherwise have been payable in cash to the holders of the elected ordinary shares towards payment of the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis.

(b) (i) The ordinary shares allotted pursuant to the provisions of paragraph (a) of this Article 125A shall rank *pari passu* in all respects with the ordinary shares then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article 125A, with full power to make such provisions as they think fit in the case of fractional entitlements to shares (including, notwithstanding any provision to the contrary in these Articles, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the members).

(c) The Directors may, on any occasion when they resolve as provided in paragraph (a) of this Article 125A, determine that rights of election under that paragraph shall not be made available to the persons who are registered as holders of ordinary shares in the Register of Members or, (as the case may be) in the Depository Register, or in respect of ordinary shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit, and in such event the provisions of this Article 125A shall be read and construed subject to such determination.

(d) The Directors may, on any occasion when they resolve as provided in paragraph (a) of this Article 125A, further determine that no allotment of shares or rights of election for shares under that paragraph shall be made available or made to members whose registered addresses entered in the Register of Members or (as the case may be) the Depository Register is outside Singapore or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlements of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared.

(e) Notwithstanding the foregoing provisions of this Article 125A, if at any time after the Directors' resolution to apply the provisions of paragraph (a) of this Article 125A in relation to any dividend but prior to the allotment of ordinary shares pursuant thereto, the Directors shall consider that by reason of any event or circumstances (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement that proposal, the Directors may at their absolute discretion and as they deem fit in the interest of the Company, cancel the proposed application of paragraph (a) of this Article 125A.

Article 126

Profit earned before acquisition of a business.

Subject to the provisions of the Act where any asset, business or property is bought by the Company as from a past date upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses, as the case may be, shall, at the discretion of the Directors, be credited or debited wholly or in part to revenue account, and in that case the amount so credited or debited shall, for the purpose of ascertaining the fund available for dividend, be treated as a profit or loss arising from the business of the Company and available for dividend accordingly. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest such dividend or interest when paid may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

4. DISCLOSURE OF INTERESTS

(i) CCL has not dealt in the shares or convertible securities of the Offeror during the period commencing 6 months prior to 12 July 2002, being the Partial Offer Announcement Date, and ending on the Latest Practicable Date.

(ii) CCL does not have any direct or indirect interests in the shares or convertible securities of the Offeror as at the Latest Practicable Date.

(iii) None of the Directors has dealt in the shares or convertible securities of the Offeror during the period commencing 6 months prior to 12 July 2002, being the Partial Offer Announcement Date, and ending on the Latest Practicable Date.

(iv) Save as disclosed below, none of the Directors has any direct or indirect interests in the shares or convertible securities of the Offeror as at the Latest Practicable Date:-

Name of Director	Interest in Offeror
Anthony J L Nightingale	16,875 shares

(v) None of the Directors has dealt in the Shares during the period commencing 6 months prior to 12 July 2002, being the Partial Offer Announcement Date, and ending on the Latest Practicable Date.

(vi) Save as disclosed below, none of the Directors has any direct or indirect interests in the Shares as at the Latest Practicable Date:-

	Number of Shares	
Name of Director	Direct Interest	Deemed Interest
Tan Sri Dato' Seri Mohd Saleh Sulong [1]	—	50,926,176
Philip Eng Heng Nee	10,000	—
Neville Barry Venter	10,541	—

Note:-

[1] Tan Sri Dato' Seri Mohd Saleh Sulong, through (i) his interest in DRB-HICOM Berhad ("DRB-HICOM"); (ii) DRB-HICOM's interest in Gadek (Malaysia) Berhad ("Gadek"); (iii) Gadek's interest in Mega Consolidated Sdn Bhd ("Mega"); (iv) DRB-HICOM's and Mega's interests in Hicom Holdings Berhad ("Hicom"); and (v) Hicom's interest in EON, is deemed to be interested in the 50,926,176 Shares held by EON.

EON had on 3 October 2002 obtained the EON Shareholders' Approval. Philip Eng Heng Nee and Neville Barry Venter have indicated that they intend to vote in favour of the Partial Offer in respect of all their Shares but that they will not accept the Partial Offer in respect of any of their Shares.

(vii) Save as disclosed below, none of the Directors has any direct or indirect interests in the Options as at the Latest Practicable Date:-

Name of Director	Number of Options	Date of Grant	Expiry Date	Exercise Price
Philip Eng Heng Nee	120,000 [1]	9 April 1998	8 January 2003	S$7.05
	100,000 [1]	5 April 1999	4 April 2009	S$7.22
	120,000 [2]	1 March 2000	28 February 2010	S$3.89
	120,000 [2]	8 May 2001	7 May 2011	S$3.227
	120,000 [2]	28 February 2002	27 February 2012	S$4.147
	580,000			
Neville Barry Venter	80,000 [2]	12 May 2000	11 May 2010	S$5.10
	80,000 [2]	8 May 2001	7 May 2011	S$3.227
	80,000 [2]	28 February 2002	27 February 2012	S$4.147
	240,000			

Notes:-

[1] These are the Options granted under the 1990 ESOS, of which one-half may be exercised after 1 year from the date of grant and the remaining one-half after 2 years from the date of grant.

[2] These are the Options granted under the 2000 ESOS, of which one-third may be exercised after 1 year from the date of grant, the next one-third after 2 years from the date of grant and the remaining one-third after 3 years from the date of grant.

Philip Eng Heng Nee and Neville Barry Venter have indicated that they have no intention of exercising any of their respective Options by the Record Date.

(viii) There is no service contract between any Director or proposed director of CCL or any of its subsidiaries with more than 12 months to run, which the employing company cannot, within the next 12 months, terminate without paying any compensation. There was no service contract entered into or amended between any of the Directors and CCL or any of its subsidiaries during the period between the start of 6 months preceding the Partial Offer Announcement Date and the Latest Practicable Date.

(ix) It is not proposed, in connection with the Partial Offer, that any payment or other benefits be made or given to any Director or to any director of any other corporation which is, by virtue of Section 6 of the Act, deemed to be related to CCL as compensation for loss of office or otherwise in connection with the Partial Offer.

(x) Save for the irrevocable undertakings set out on page 9 of this Circular, there is no agreement or arrangement made between any Director and any other person in connection with or conditional upon the outcome of the Partial Offer.

(xi) Save for the irrevocable undertakings set out on page 9 of this Circular, there is no material contract entered into by the Offeror in which any Director has a material personal interest, whether direct or indirect.

(xii) As at the Latest Practicable Date, DBS Bank, through its subsidiary DBS Asset Management Ltd, owns 378,016 Shares.

(xiii) Save as disclosed below, none of DBS Bank, its subsidiaries, associated companies and funds whose investments are managed by DBS Bank, its subsidiaries and associated companies on a discretionary basis has dealt for value in any Shares during the period commencing 6 months prior to 12 July 2002, being the Partial Offer Announcement Date, and ending on the Latest Practicable Date.

Name of Subsidiary	Date	No of Shares purchased/(sold)	Transaction Price per Share (S$)
DBS Asset Management Ltd	30 May 2002	100,000	4.82280
	28 June 2002	42,000	4.75480
	26 July 2002	77,000	4.4826
	31 July 2002	157,000	4.4991
	27 September 2002	2,016 [(1)]	4.36

Note:-

(1) Arising from the scrip dividend received in respect of CCL's interim dividend of 3 per cent. per Share, less 22 per cent. Singapore income tax, for FY2002 pursuant to the CCL Scrip Dividend Scheme.

5. MATERIAL CONTRACTS WITH INTERESTED PERSONS (*)

There were no material contracts (other than those entered into in the ordinary course of business) entered into by the Company or its subsidiaries with Interested Persons during the period beginning 3 years prior to the Partial Offer Announcement.

(*) *As defined in the Note on Rule 23.12 of the Code, an Interested Person is:-*

(i) *a director, chief executive officer, or substantial shareholder of the Company;*

(ii) *the immediate family of a director, the chief executive officer, or a substantial shareholder (being an individual) of the Company;*

(iii) *the trustees, acting in their capacity as such trustees, of any trust of which a director, the chief executive officer, or a substantial shareholder (being an individual) and his immediate family is a beneficiary;*

(iv) *any company in which a director, the chief executive officer, or a substantial shareholder (being an individual) together and his immediate family together (directly or indirectly) have an interest of 25 per cent. or more;*

(v) *any company that is the subsidiary, holding company or fellow subsidiary of the substantial shareholder (being a company); or*

(vi) *any company in which a substantial shareholder (being a company) and any of the companies listed in (v) above together (directly or indirectly) have an interest of 30 per cent. or more.*

6. MATERIAL LITIGATION

Around 1997, legal proceedings were instituted against Cycle & Carriage (Thailand) Limited, a wholly-owned subsidiary of CCL in Thailand, by Songponyontakarn Co Ltd ("Songponyontakarn") in which Songponyontakarn claimed compensation of THB1.8 billion for, *inter alia*, terminating an alleged dealership agreement.

CCL's legal counsel has provided advice to the effect that the claim is unlikely to succeed on the basis that, *inter alia*:-

(i) there is no evidence of a dealership being granted to Songponyontakarn; and

(ii) the contractual obligation is limited to that of a sales contract which had already been terminated at the material time and not a dealership agreement.

Shareholders should note that the legal proceedings are currently ongoing.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any material litigation as plaintiff or defendant which might materially and adversely affect the financial position of the Company and its subsidiaries taken as a whole. As at the Latest Practicable Date, the Directors are not aware of any proceedings pending or threatened against the Company or any of its subsidiaries or of any facts likely to give rise to any proceedings which might materially and adversely affect the financial position of the Company and its subsidiaries taken as a whole.

7. PRICES OF SHARES

A summary of the volume of transactions and the highest, lowest and closing prices of the Shares on the SGX-ST (as extracted from Pulses, a monthly publication by the SGX-ST on a monthly basis from July 2001 to June 2002 and from Bloomberg on a daily basis from 1 July 2002 to the Latest Practicable Date as reported in Bloomberg) is set out below:-

		High (S$)	Low (S$)	Last Transacted (S$)	Volume ('000)
2001					
July		3.24	3.06	3.18	2,530
August		3.50	3.18	3.46	4,993
September		3.50	2.84	2.88	3,494
October		2.90	2.77	2.85	5,080
November		2.87	2.64	2.73	3,953
December		3.20	2.73	3.08	5,324
2002					
January		4.14	3.08	3.90	5,461
February		4.68	3.80	4.50	7,775
March		4.60	4.16	4.26	4,242
April		5.30	4.08	4.82	7,591
May		5.25	4.54	4.54	3,531
June		5.35	4.30	4.74	8,215
July	1	4.74	4.68	4.68	36
	2	4.72	4.62	4.66	120
	3	4.74	4.64	4.70	185
	4	4.72	4.66	4.68	219
	5	4.88	4.74	4.86	372
	6	Saturday			
	7	Sunday			
	8	4.92	4.78	4.86	176
	9	4.86	4.78	4.84	83
	10	4.90	4.72	4.76	149
	11	4.82	4.76	4.82	108
	12	Partial Offer Announcement			
	13	Saturday			
	14	Sunday			
	15	4.80	4.68	4.74	202
	16	4.74	4.60	4.62	332
	17	4.64	4.48	4.52	660
	18	4.52	4.46	4.48	127
	19	4.50	4.44	4.50	263
	20	Saturday			
	21	Sunday			
	22	4.46	4.42	4.44	129
	23	4.50	4.46	4.48	291
	24	4.50	4.36	4.36	222

		High (S$)	Low (S$)	Last Transacted (S$)	Volume ('000)
	25	4.48	4.38	4.38	89
	26	4.52	4.42	4.50	212
	27	Saturday			
	28	Sunday			
	29	4.54	4.48	4.50	43
	30	4.54	4.48	4.50	485
	31	4.50	4.36	4.36	99
August	1	4.52	4.40	4.40	155
	2	4.44	4.42	4.44	43
	3	Saturday			
	4	Sunday			
	5	4.40	4.32	4.32	137
	6	4.34	4.16	4.26	209
	7	4.32	4.24	4.28	123
	8	4.24	4.16	4.20	158
	9	Public Holiday			
	10	Saturday			
	11	Sunday			
	12	4.32	4.22	4.32	238
	13	4.34	4.28	4.34	155
	14	4.36	4.26	4.36	169
	15	4.42	4.32	4.38	279
	16	4.44	4.40	4.42	96
	17	Saturday			
	18	Sunday			
	19	4.48	4.30	4.30	81
	20	4.50	4.42	4.48	182
	21	4.50	4.48	4.48	153
	22	4.50	4.48	4.48	58
	23	4.50	4.46	4.46	61
	24	Saturday			
	25	Sunday			
	26	4.46	4.38	4.40	67
	27	4.40	4.38	4.38	51
	28	4.48	4.38	4.48	160
	29	4.48	4.46	4.46	57
	30	4.50	4.30	4.30	249
	31	Saturday			
September	1	Sunday			
	2	4.38	4.30	4.38	35
	3	4.40	4.28	4.28	89
	4	4.28	4.10	4.10	460
	5	4.12	4.06	4.08	296
	6	4.16	4.06	4.16	109
	7	Saturday			
	8	Sunday			
	9	4.10	4.02	4.02	58
	10	4.12	4.04	4.06	28
	11	4.08	4.04	4.04	113
	12	4.16	4.02	4.16	38
	13	4.14	4.04	4.04	27
	14	Saturday			
	15	Sunday			

		High (S$)	Low (S$)	Last Transacted (S$)	Volume ('000)
	16	4.14	4.02	4.14	41
	17	4.12	4.10	4.10	14
	18	4.04	3.98	3.98	79
	19	3.98	3.66	3.74	506
	20	3.70	3.52	3.58	295
	21	Saturday			
	22	Sunday			
	23	4.34	3.86	4.00	923
	24	4.02	3.82	3.88	90
	25	3.82	3.76	3.80	98
	26	3.86	3.74	3.74	107
	27	3.94	3.76	3.94	220
	28	Saturday			
	29	Sunday			
	30	3.88	3.78	3.80	80
October	1	3.84	3.76	3.80	50
	2	3.90	3.80	3.88	220
	3	3.94	3.88	3.94	58

Sources: Pulses and Bloomberg

8. MATERIAL CHANGES IN FINANCIAL POSITION

Save as disclosed in the unaudited financial statements of CCL and the CCL Group for the 6 months ended 30 June 2002 (as reproduced in Appendix V to the Circular), the Annual Report of the CCL Group for FY2001 and the public announcements of CCL since 1 January 2002, there has been no publicly known material changes in the financial position of the Company since 31 December 2001, being the date to which the last published audited accounts of the Company (an extract of which is reproduced in Appendix IV to the Circular) were made up.

9. GENERAL

(a) There have been no material changes in any information previously published by or on behalf of the Company between the Partial Offer Announcement Date and the Latest Practicable Date.

(b) The details, for the last 3 financial years and the 6 months ended 30 June 2001 and 30 June 2002, of revenue, exceptional items, net profit or loss before and after tax, minority interests, net earnings per Share and net dividend per Share are set out on pages 27 and 28 of this Circular.

(c) A statement of the assets and liabilities shown in the last published audited accounts is set out on pages 111 to 171 of this Circular.

(d) All expenses and costs incurred by the Company in relation to the Partial Offer will be borne by the Company.

(e) DBS Bank has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letters dated 9 October 2002 setting out, *inter alia*, its advice to the Independent Directors in respect of the Partial Offer and its report on the interim consolidated financial statements of CCL for the period ended 30 June 2002 and references to its name in the form and context in which they appear in this Circular.

(f) PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its report on the financial statements of CCL and the CCL Group for the financial year ended 31 December 2001 and its letter on the interim consolidated financial statements of the CCL Group for the period ended 30 June 2002 and references to its name in the form and context in which it appears in this Circular.

(g) PricewaterhouseCoopers Services Pte Ltd has given and has not withdrawn its written consent to the issue of this Circular with reference to its name in the form and context in which it appears in this Circular.

(h) The Valuers have given and have not withdrawn their respective written consents to the issue of this Circular with the inclusion of their respective valuation reports and valuation certificates, copies of which are annexed hereto as Appendix III and the references to their respective names, valuation reports and valuation certificates in the form and context in which they appear in this Circular.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company at 239 Alexandra Road, Singapore 159930 during business hours for the period during which the Partial Offer remains open for acceptance:-

(a) the Memorandum and Articles of Association of the Company;

(b) the Annual Reports of the CCL Group for FY2000 and FY2001;

(c) the announcement relating to the unaudited financial statements of CCL and the CCL Group for the 6 months ended 30 June 2002;

(d) the letters of consent referred to in paragraphs 9(e) to 9(h) above; and

(e) the valuation reports and valuation certificates by the Valuers.

LETTER FROM PRICEWATERHOUSECOOPERS IN RELATION TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE CCL GROUP FOR THE 6 MONTHS ENDED 30 JUNE 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

9 October 2002

Dear Sirs

This letter has been prepared for inclusion in the Circular to Shareholders ("Circular") of Cycle & Carriage Limited ("CCL") to be dated on 9 October 2002 in relation to the Voluntary Conditional Cash Partial Offer by UBS AG, Singapore Branch for and on behalf of Jardine Strategic Holding Limited for the offer shares in CCL.

We have reviewed the unaudited consolidated financial statements of the CCL Group for the 6 months period ended 30 June 2002 set out on pages 172 to 183 of the Circular. All information included in the financial statements is the responsibility of the directors of CCL. Our responsibility is to issue a report on the consolidated financial statements based on our review.

We conducted our review in accordance with the Singapore Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

The financial statements do not disclose all information and notes that would be required by Singapore Statements of Accounting Standard to present the financial position and results of the CCL Group.

Based on our review, except for the information and notes that are not disclosed as indicated in the preceding paragraph, nothing has come to our attention that causes us to believe that the consolidated financial statements as set out on pages 172 to 183 of the Circular are not presented fairly, in all material respects, in accordance with the Singapore Statements of Accounting Standard.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Singapore

Partner: Phillip Tan Eng Seong

LETTER FROM THE DEVELOPMENT BANK OF SINGAPORE LTD IN RELATION TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE CCL GROUP FOR THE 6 MONTHS ENDED 30 JUNE 2002

9 October 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs

This letter has been prepared for inclusion in the circular (the "Circular") to shareholders of Cycle & Carriage Limited ("CCL" or the "Company") dated 9 October 2002 in relation to the voluntary conditional cash partial offer by UBS AG, Singapore Branch, acting through its business group UBS Warburg, for and on behalf of Jardine Strategic Holdings Limited, to acquire such number of issued ordinary shares of S$1.00 each in the share capital of CCL ("Shares"), other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting or presumed to be acting in concert with it that will, together with the Shares held by the Offeror and any party acting or presumed to be acting in concert with it, result in the Offeror holding 50.2 per cent. of the Shares in issue as at 18 October 2002.

We have reviewed the unaudited consolidated financial statements (the "Financial Statements") of CCL for the 6 months ended 30 June 2002 as set out in Appendix V on pages 172 to 183 of the Circular. All information included in the Financial Statements is the sole responsibility of the directors of the Company ("Directors").

We have considered, and relied upon, the letter dated 9 October 2002 addressed to the Board of CCL by PricewaterhouseCoopers, the auditors of the Company, concerning their review of the Financial Statements and the accounting policies upon which the Financial Statements have been made.

We have relied upon the accuracy and completeness of all financial and other information provided to and discussed with us and have assumed such accuracy and completeness for the purposes of rendering this letter. Save as provided in this letter, we do not express any other opinion on the Financial Statements.

We understand from the Company that there was a final cash dividend (net of tax) by the Company of approximately S$10.5 million ("Cash Dividend") in respect of the financial year ended 31 December 2001 which was approved by the shareholders of the Company on 7 May 2002 and paid in July 2002. We understand further that had the Cash Dividend been accrued for in the Financial Statements, it would have the effect of reducing the Company's consolidated shareholders' funds as at 30 June 2002 by the same amount. The Cash Dividend amount is not material in relation to CCL's unaudited consolidated shareholders' funds as at 30 June 2002.

Subject to the above and based on our discussions with the Directors and the management of the Company and the letter dated 9 October 2002 addressed to the Board of CCL by PricewaterhouseCoopers, we are of the opinion that the Financial Statements have been made by the Directors after due and careful enquiry.

This letter is provided to the Directors solely for the purpose of complying with Rule 25 of the Singapore Code on Take-overs and Mergers (as revised with effect from 1 January 2002) and for no other purpose. We do not accept responsibility to any person (other than the Directors) in respect of, arising out of, or in connection with this letter.

Yours faithfully
For and on behalf of
THE DEVELOPMENT BANK OF SINGAPORE LTD

Mahesh P Rupawalla
Managing Director
Mergers and Acquisitions Advisory
Investment Banking Group

Jason Chian Siet Heng
Vice President
Mergers and Acquisitions Advisory
Investment Banking Group

LETTERS FROM VALUERS AND VALUATION CERTIFICATES

11 September 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs,

VALUATION OF PROPERTIES AT
1) 188 PANDAN LOOP SINGAPORE 128378
2) 209 PANDAN GARDENS SINGAPORE 609339
3) 239 & 241 ALEXANDRA ROAD SINGAPORE 159930 & 159931
4) 330 UBI ROAD 3 SINGAPORE 408650

This letter has been prepared for inclusion in the circular ("the Circular") dated 11 September 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the properties, conduct relevant inquires and investigations as we consider necessary for the purpose of providing you with our opinion of the values of the properties as at 30 August 2002.

Our valuation is our opinion of the open market value, which we would define as intended to mean "the best price at which the sale of an interest in property might reasonably expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:-

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'.

VALUATION OF PROPERTIES AT

1) **188 PANDAN LOOP SINGAPORE 128378**
2) **209 PANDAN GARDENS SINGAPORE 609339**
3) **239 & 241 ALEXANDRA ROAD SINGAPORE 159930 & 159931**
4) **330 UBI ROAD 3 SINGAPORE 408650**

We have relied on the information provided by your goodselves on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificates (one each) for the above properties are attached herewith.

The valuation certificates are for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully
For and on behalf of
Chesterton International
Property Consultants Pte Ltd

Tan Keng Chiam
Senior Executive Director
B.Sc.(Est. Mgt.) MSISV

VALUATION CERTIFICATE

Address of Property	:	188 Pandan Loop Singapore 128378
Type of Property	:	The subject property is a single-storey workshop with a 2-storey office annex
Legal Description	:	Lot 4725A Mukim 5
Site Area	:	20,724.1 square metres
Floor Area (as scaled from plans provided)	:	Single-storey workshop building — Approximately 7,980 sq.m. Two-storey office annex building — Approximately 4,219 sq.m. Total — Approximately 12,199 sq.m.
Condition	:	Good
Tenure	:	30 years lease commencing from 1 January 1979 with an entitlement for a further term of 30 years
Master Plan Zoning (1998 Edition)	:	General Industry with plot ratio of 2.5
Tenancy Details	:	The property is currently owner-occupied.
Open Market Value (as at 30 August 2002)	:	$7,400,000/- (Singapore Dollars Seven Million And Four Hundred Thousand)

VALUATION CERTIFICATE

Address of Property	:	209 Pandan Gardens Singapore 609339
Type of Property	:	The subject property comprises a 3-storey showroom-cum-office block at the front with a single-storey workshop-cum-warehouse and open carpark at the rear
Legal Description	:	Lot 3736 Mukim 5
Site Area	:	29,667.6 square metres
Floor Area (as scaled from plans provided)	:	Approximately 12,299.747 square metres
Condition	:	Good
Tenure	:	30 years lease commencing from 1 March 1978 with an entitlement for a further term of 30 years
Master Plan Zoning (1998 Edition)	:	Light Industry with plot ratio of 2.5
Tenancy Details	:	The property is currently owner-occupied.
Open Market Value (as at 30 August 2002)	:	S$10,000,000/- (Singapore Dollars Ten Million)

VALUATION CERTIFICATE

Address of Property	:	239 & 241 Alexandra Road Singapore 159930 & 159931
Type of Property	:	The subject property is a 4-storey office/showroom with a 2-storey workshop/open carpark at the rear
Legal Description	:	Lot 1995 and 2013 respectively Mukim 1
Site Area (Total: 10,007.5 square metres)	:	6,779.5 square metres and 3,228 square metres
Floor Area (based on information provided)	:	Approximately 19,833 square metres
Condition	:	Good
Tenure	:	99 years lease commencing 19 March 1956 and 99 years lease commencing 25 July 1955 respectively
Master Plan Zoning (1998 Edition)	:	Light Industry
Tenancy Details	:	The property is currently owner-occupied.
Open Market Value (as at 30 August 2002)	:	$48,000,000/- (Singapore Dollars Forty-Eight Million)

VALUATION CERTIFICATE

Address of Property	:	330 Ubi Road 3 Singapore 408650
Type of Property	:	The subject property is a part 2/ part 3-storey showroom-cum-workshop, carpark at the rear
Legal Description	:	Lot 4729V Mukim 23
Site Area	:	6,799.8 square metres
Floor Area (as scaled from plans provided)	:	Approximately 9,949 square metres
Condition	:	Good
Tenure	:	30 years lease commencing from 1 October 1992
Master Plan Zoning (1998 Edition)	:	Light Industry with plot ratio of 2
Tenancy Details	:	The property is currently owner-occupied.
Open Market Value (as at 30 August 2002)	:	$14,000,000/- (Singapore Dollars Fourteen Million)

August 30 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sir

VALUATION OF PROPERTIES AT

A. Lot No PJ126/63
Town of Petaling Jaya
District of Kuala Lumpur
Selangor Darul Ehsan

B. Lot Nos 405, 406 and 1467
Section 46
Town of Kuala Lumpur
Wilayah Persekutuan

This letter has been prepared for inclusion in the circular (the "Circular") to be dated August 30, 2002 (or such other dates) to the shareholders of Cycle & Carriage Limited in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited

We confirm that we have inspected the properties, conducted relevant inquiries and investigations as we consider necessary for the purpose of providing you with our opinion of the values of the properties as at August 30, 2002.

Market Value is the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

We have relied on the information provided by your goodselves on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificates (one each) for the above properties are attached herewith.

The valuation certificates are for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully
KGV-LAMBERT SMITH HAMPTON (M) SDN BHD

ANTHONY CHUA KIAN BENG
B Surv (Hons) Ppty Mgmt, MIS (M)
(Registered Valuer V445)
Director (Valuation)

VALUATION CERTIFICATE

Our Ref : KGVLSH 0208146A

Property (Legal Owner)	Brief Description	Open Market Value As At August 30, 2002
Lot 19, Jalan 51A/219 46100 Petaling Jaya Selangor Darul Ehsan	The subject property comprises an individually-designed Single-Storey Workshop incorporating a 3½-Storey Office Block and A Double-Storey Showroom-cum-office Building. It is located at Jalan 51A/219, Section 51A, Petaling Jaya, Selangor Darul Ehsan and approximately 1.6 km (1.0 mile) west of the Petaling Jaya New Town Centre.	RM17,460,000 (MALAYSIAN RINGGIT SEVENTEEN MILLION FOUR HUNDRED AND SIXTY THOUSAND ONLY)
Registered Proprietor: Cycle & Carriage (Malaysia) Sdn Bhd	The subject lot is a regular piece of flat land with a frontage along its western boundary onto Jalan 51A/219. The land also has frontage along its southern boundary onto a motorcycle lane and the Federal Highway. The building is approximately 24 years old and in good condition. Public utilities are connected to the subject property.	

Legal Description	:	Lot No PJ 126/63 Town of Petaling Jaya District of Kuala Lumpur Selangor Darul Ehsan
Title No	:	QT(R) 2939
Interest	:	99-year leasehold expiring on October 30 2066. The present unexpired term of the lease is approximately 64 years.
Nett Land Area	:	9,085.9 sm (97,800.0 sf)
Total Gross Floor Area	:	6,251.3 sm (19,384.0 sf)
Town Planning Considerations	:	Industrial use

VALUATION CERTIFICATE

Our Ref : KGV-LSH 0208146B

Property (Legal Owner)	Brief Description	Open Market Value As At August 30, 2002
No 366, Jalan Tuanku Abdul Rahman 50100 Kuala Lumpur Registered Proprietor: Cycle & Carriage (Malaysia) Sdn Bhd	The subject property comprises three adjoining units of double-storey shophouses. It is located along Jalan Tuanku Abdul Rahman within the Central Business District of Kuala Lumpur. The subject lot comprises three adjoining pieces of flat land which are rectangular and regular in shape. They have frontages along their eastern boundaries onto Jalan Tuanku Abdul Rahman. Lot No 1467 has a return frontage along its southern boundary onto Jalan Sri Amar. The buildings are double-storey prewar shophouses. They have been renovated and amalgamated into one large unit. The subject property is in good condition. Public utilities are connected to the subject property. Legal Description : Lot Nos 405, 406 and 1467, Section 46 Town of Kuala Lumpur, Wiulayah Persekuruan Title Nos : CT 1438, CT1439 and Geran 11257 respectively Interest : Freehold Total Gross Floor Area : 1,069.1 sm (11,507.0 sf) Town Planning Considerations : Zoned for commercial use with a plot ratio of 1:5.2 and a permissible redevelopment height of 6 stories. There will be a rear setback of 3.0m (10.0 ft) upon redevelopment.	RM4,300,000 (MALAYSIAN RINGGIT FOUR MILLION AND THREE HUNDRED THOUSAND ONLY)

Our Ref: 30V020450cv

30th August 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs,

VALUATION OF PROPERTIES AT:

1. **Menara Weld, 76 Jalan Raja Chulan, 50200 Kuala Lumpur**
2. **Wisma Cyclecarri, 288 Jalan Raja Laut, 50350 Kuala Lumpur**
3. **Lot Nos 440, 1106 and 1400 to 1402 Section 46, Town of Kuala Lumpur, District and State of Wilayah Persekutuan**

This certificate has been prepared for inclusion in the Circular ("the Circular") to be dated 30th August 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the properties, conducted relevant inquires and investigations as we consider necessary for the purpose of providing you with our opinion of the values of the properties as at 30th August 2002.

Our valuation is our opinion of the market value, which we would define as intended to mean "the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties has each acted knowledgeably, prudently and without compulsion" assuming: -

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'

We have relied on the information provided by your goodselves on such matters as tenure, gross and net lettable areas, age of building, tenancy schedule, outgoing, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages of amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoing on an onerous nature which could affect its value.

No structural survey has been made of the building and no guarantee is given in respect of rot, termite or pest infestation or other hidden defects. None of the services in the building was tested.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificates (one each) for the above properties are attached herewith.

The valuation certificates are for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully
RAHIM & CO CHARTERED SURVEYORS SDN BHD

CHEE KOK THIM FISM (V325)
Bachelor of Property Administration (Auckland)
Senior General Manager

No.	RCCS Reference No.	The Property	Description	Brief Particulars of Title	Market Value
1.	30V020450(A)	Menara Weld	The subject property is a 26-level office tower sitting atop a 6-level podium with 3-level basement carpark and bearing postal address No. 76, Jalan Raja Chulan, 50200 Kuala Lumpur. The building is a free standing block. The podium block is constructed of reinforced concrete whilst the tower is of steel structure with brick in-fill walls supporting a reinforced concrete flat roof. The main entrances are of frameless glass panels while the other internal doors are mainly timber fire rated doors and tampered glass doors. The windows are of glass panels mounted onto anodised aluminium frames. The floors are mainly ceramic tiles and marble slabs at the common areas and cement rendered at the office areas. The facilities in Menara Weld include a centralised water cooled air-conditioning system with AHU on each floor, a fire fighting system that includes a sprinkler system, a telephone system, 5 high zone lifts, 4 low zone lifts, a service lift and 4 lift for the podium, inclusive of 2 goods lifts. The podium block is also served with escalators. The building has a gross floor area of 610,124 sq feet and a net lettable area of 394,830 sq feet. It has 448 carparking bays. It is tenanted out to various tenants, and is about 88% occupied. The buildings and the common area were noted to be in a good state of repair.	The subject site is identified as Lot No. PT 50 (formerly known as Lot Nos. 446 and 447), Section 57, Town of Kuala Lumpur, District and State of Wilayah Persekutuan. The lot is held under H.S.(D) 99502 (formerly Geran 10911 & 18343). The site enjoys a corner position with frontages onto Jalan Raja Chulan, Jalan P Ramlee and Jalan Tengah. The registered owner is CCL (Weld) Properties Sdn Bhd The tenure is for a term in perpetuity. The provisional land area of the site is 68,921 square feet. There is a Lien Holder's caveat entered by EON Ban Berhad	RM210,000,000/-

No.	RCCS Reference No.	The Property	Description	Brief Particulars of Title	Market Value
1.	30V020450(B)	Wisma Cyclecarri	The subject property is a 18-level office tower sitting atop a 8-level podium with a lower ground floor and bearing the postal address No. 268, Jalan Raja Laut, 50350 Kuala Lumpur. The food court is on the lower ground floor while the offices are at the lower ground floor, level 1 and 2 and levels 9 to 26. The covered carparks are at levels 3 to 8. The building is a free standing block and is constructed of reinforced concrete framework with brick in-fill walls supporting a reinforced concrete flat roof. The main entrances are of frameless glass panels while the other internal doors are mainly timber fire rated doors. The windows are of glass panels mounted onto anodised aluminium frames. The floors are mainly ceramic tiles at the common areas and cement rendered at the office areas. The facilities in Wisma Cyclecarri include a centralised water cooled air-conditioning system with two AHUs on each floor, a fire fighting system that includes a sprinkler system. CCTVs at common areas, a telephone system that includes the Time Telekom and Binarlang broadband backbone, a BAS at the ground and 8th floor, 4 high zone lifts, 4 low zone lifts, 2 carpark lifts and a goods lift. The building has a gross floor area of 834,937 sq feet and a net lettable area of 410,546 sq feet. It has 625 carparking bays. The building is issued with a Certificate for Occupation by Dewan Bandaraya Kuala Lumpur on 18th August 2000. It is tenanted out to various tenants and is 100% occupied. The building and the common area were noted to be in a good state of repair.	The subject site is known as Lot No. P.T. 59 Section 46, Town of Kuala Lumpur, District and State of Wilayah Persekutan and is held under HS(D) 76171. The registered owner is Bintang Kemajuan Sdn Bhd. The tenure is for a term in perpetuity. The provisional surveyed land area of the site is 60,988 square feet.	RM170,000,000/-

No.	RCCS Reference No.	The Property	Description	Brief Particulars of Title	Market Value
1.	30V020450(C)	A vacant plot of building land with commercial development potential	The subject property is a vacant plot of commercial land located at the rear of Bangunan Cycle-Carri, Kuala Lumpur. Lot 440 fronts onto Jalan Tuanku Abdul Rahman and is separated from the remaining lots, Lots 1106 and 1400 to 1402 are 4 contiguous lots. Lot 1400 is a corner lot with a frontage onto Jalan Sri Amar. Lot 440 is erected with an old 1 ½-storey commercial building whilst the remaining lots are vacant and are used as an open car park. An application for a 20-storey office complex with a 4-level basement carpark has been rejected by the Kuala Lumpur City Hall vide Development Order ref, Rujukan No. (120) dlm.DBKL. JP&KB.1049/73 dated 28th August 2000 due to the current oversupply of office space in the Klang Valley.	The subject site comprises 5 commercial lots identified as Lot Nos. 440, 1106 and 1400 to 1402, Section 46, Town and District of Kuala Lumpur, Federal Territory of Kual Lumpur. The lots are held under CT 7800 & 21235 and Geran 8518, 8519 & 8520 respectively. The registered owner is Bintang Kemajuan Sdn Bhd. The tenure is for a term in perpetuity. The combined surveyed land area of the site is 45,744 square feet.	RM20,600,000/-

19 August 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs,

VALUATION OF PROPERTY AT

1. 180 Target Road, Walrau Valley, Auckland, New Zealand

This letter has been prepared for inclusion in the circular ("the Circular") to be dated 19 August 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the properties, conducted relevant inquires and investigations as we consider necessary for the purpose of providing you with our opinion of the values of the properties as at 31 August 2002.

Our valuation is our opinion of the open market value, which we would define as intended to mean "the best price at which the sale of an interest in property might reasonably expected to have been completed unconditionally for cash consideration on the date of valuation, assuming: -

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'"

We have relied on the information provided by your goodselves on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificates (one each) for the above properties are attached herewith.

The valuation certificates are for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully
COLLIERS INTERNATIONAL NEW ZEALAND LIMITED

S N DEAN FNZIV
Registered Valuer
Director of Valuation & Consultancy

VALUATION CERTIFICATE

Property (Legal Owner)	Brief Description	Open Market Value As At 31 August 2002
180 Target Road Wairau Valley Auckland New Zealand Registered Lessee: Auckland Auto Collection	The property comprises a two level office/ showroom facility with basement servicing, repairs and parts department, a large display yard to the front and ample parking to the rear. This property is located in a high profile location approximately 20 metres from the intersection of Target and Wairau Road, Glenfield. The side is largely regular in shape although the south western frontage follows the curve of Target Road. The site has parallel boundaries to the north west and south east of 77.3 metres and 105.63 metres respectively, and a rear boundary of 51 metres. In terms of contour the property slopes from the front south western boundary to the rear to a point approximately four metres below street level. Auckland Auto Collection have taken a lease over the entire premises for a term of six years from 1 June 1999 at a current contract rental of $320,000 per annum. In summary, the property provides a good standard of vehicle showroom, offices, associated workshops and car yard which enjoys excellent exposure to the light controlled intersection of Wairau and Target Roads.	$2,875,000 (Two million eight hundred and seventy five thousand dollars)

Legal Description	Lot 1 DP 195728 and Section 1 Survey Office 68652
Title	Freehold estate in fee simple
Land Area	4,431 sqm
Gross Floor Area	2,114.11 sqm
Master Plan Zoning (2002 Edition)/ North Shore City District Plan 2002	Business 9; plot ratio: No limit; up to 12m

12th August 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
SINGAPORE 159930

Dear Sirs

RE: PROPERTY VALUATION: TRUCK INVESTMENTS LIMITED 25-29 MALDEN STREET, PALMERSTON NORTH, NEW ZEALAND

This letter is prepared for inclusion in the circular (the "Circular") to be dated 31st August 2002 (or such other dates) in relation to the voluntary conditional cash offer by Jardine Strategic Holdings Limited (JSH or the offeror) to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm we have inspected the above property, conducted enquires as necessary to provide our opinion of property valuation as at valuation date 31st August 2002.

Our valuation is our opinion of open market value, which we define as intended to mean 'the best price at which the sale of an interest in property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation', assuming:

(a) Willing Buyer/Willing Seller considerations.

(b) Prior to valuation date a reasonable period for appropriate marketing and establishment of property interest has been completed.

(c) No account has been taken of any additional bid by a purchaser with a 'special interest'.

No allowance in valuation has been made for charges, mortgages or amounts owing on the property nor and expenses for taxation which may be incurred in effecting a sale. It is assumed the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

Valuation of subject property has taken into account market sales evidence for comparable properties albeit with necessary specific adjustments for direct comparison purposes.

We attach our valuation certificate which is provided for benefit of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or part of its content.

BLACKMORE & ASSOCIATES LIMITED

G J BLACKMORE
REGISTERED PUBLIC VALUER (FNZIV)
DIRECTOR

VALUATION CERTIFICATE

Property and Owner:	Brief Description	Market Valuation:
25-29 Malden Street Palmerston North New Zealand Registered Owner: Truck Investments Limited	Comprises three substantial industrial buildings situated upon a 3.1167 hectare industrial land holding in Palmerston North. 1. Administration and Training Building 1298 square metres. Built in 1977-84, substantially renovated 2002. 2. Truck Assembly Building 2769 square metres. Built 1958. Older, fully utilised and functional building including paint bay. 3. Truck Services Building 2866 square metres. Built 1997. Well-maintained high yard service building. 4. Extensive site layout in sealed and concrete site approximately 1.4 hectares. Property could be sold in parts if desired. **Legal Description:** Lots 3, 5 and Part 4 on Deposited Plan 27738. Property is held in fee-simple ownership and is owner-occupied. **Land Area:** Total site area is 3.1167 hectares. **Zoning:** The site is zoned 'Industrial'. Present property usage is a predominant permitted activity.	(As at 30th August 2002) **NZ$4,086,000** **(Four million and eighty six thousand dollars)**

Yours faithfully
BLACKMORE & ASSOCIATES LIMITED

G J BLACKMORE
REGISTERED PUBLIC VALUER (FNZIV)

10 September 2002

Ref: V346/2002 rjc0245

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs,

VALUATION OF PROPERTY AT 5 YELLAND WAY, BASSENDEAN, PERTH

This letter has been prepared for inclusion in the circular ("the Circular") to be dated 31 August 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the above property, conducted relevant inquires and investigations as we consider necessary for the purpose of providing you with our opinion of the value of the above property as at 31 August 2002.

Our valuation is our opinion of the open market value, which we would define as intended to mean "the best price at which the sale of an interest in property might reasonably expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:-

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'"

We have relied on the information provided by your goodselves on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificate for the above property is attached herewith.

The valuation certificate is for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully

RJ CODALONGA AAPI
Certified Practising Valuer
Licensed Valuer No. 44028

VALUATION CERTIFICATE

Property (Legal Owner)	Brief Description	Open Market Value As At 31 August 2002
5 Yelland Way, Bassendean, Western Australia (Astre Properties Pty Ltd)	The subject property comprises a modern office/warehouse developed in two stages with the total gross building area totalling 4,526 square metres on a site of 9,124 square metres. The site is almost rectangular in shape with a frontage to Yelland Way of 58.5 metres and a frontage to Dyer Road of 123.85 metres and is legally described as an estate in fee simple and comprised in Certificate of Title Volume 2132 Folio 584. The property is owner occupied by the regional office of Hyundai and also utilised for storage of vehicle parts. The property is located in the industrial area if Bassendean, approximately 8 kilometres north west of the Perth Central Business District.	$2,900,000 (Two Million Nine Hundred Thousand Dollars). Exclusive of GST.

12 September 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs

VALUATION OF PROPERTY AT

1. 8 Baywater Drive, Homebush Bay, Sydney

This letter has been prepared for inclusion in the circular ("the Circular") to be dated 31 August 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the properties, conducted relevant inquiries and investigations as we consider necessary for the purpose of providing you with our opinion of the values of the properties as at 31 August 2002.

Our valuation is our opinion of the open market value, which we would define as intended to mean "the best price at which the sale of an interest in property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:-

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'"

We have relied on the information provided by your goodselves on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificate for the above property is attached herewith.

The valuation certificates are for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully
Jones Lang LaSalle

Robert J Ewing AAPI
Senior Consultant, Advisory
Capital Markets

Mark S Smallhorn
Director, Advisory
Capital Markets

VALUATION CERTIFICATE

Property (Legal Owner)	Brief Description	Open Market Value As At 31 August 2002
8 Baywater Drive, Homebush Bay, NSW Astre Properties Pty Limited (Cycle & Carriage Properties Pty Limited)	Erected upon the site are a modern office and warehouse facility, a freestanding refurbished warehouse (Nissan Hut) and an open car parking area. The improvements comprise a total net lettable area of approximately 23,402 square metres with the open car parking area providing approximately 257 marked spaces. The property is situated in the industrial area of Homebush Bay on a site of approximately 44,950 square metres with water frontage to Homebush Bay. The valuation has been prepared on an Open Market Value basis in which we have assumed that portion occupied by Cycle & Carriage is vacant and have allowed for letting up and incentive allowances.	**Vacant Possession** **AUD$35,000,000** (Thirty Five Million Dollars) **Existing Use Value** **AUD$37,700,000** (Thirty Seven Million, Seven Hundred Thousand Dollars)

Legal Description	Lot Nos. 2 & 4 Deposited Plan: 270113
Title	100% Freehold
Land Area	4.495 Hectares (44,950m^2)
Gross Floor Area	23,402m^2 approximately
State Regional Environment Plan No 24 24 September 1993	"Homebush Bay Area"

31 August 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs

VALUATION OF PROPERTY AT
275 WATTLETREE ROAD, MALVERN, VICTORIA

This letter has been prepared for inclusion in the Circular (the "Circular") to be dated 31st August 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the property, conducted relevant inquiries and investigations as we consider necessary for the purpose of providing you with our opinion of the value of the property as at 31 August 2002.

Our valuation is our opinion of the open market value, which we define as intended to mean "the best price at which the sale of an interest in property might reasonably expected to have been completed unconditionally for cash consideration on the date of the valuation, assuming:-

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'"

We have relied on the information provided by you on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation of any charges, mortgages or amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificate for the above property is attached herewith.

The valuation certificates are for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours faithfully
Jones Lang LaSalle

Andrew B Purton AAPI
Certified Practising Valuer
Senior Consultant, Advisory
Capital Markets

VALUATION CERTIFICATE

Property (Legal Owner)	Brief Description	Open Market Value As At 31 August 2002
275 Wattletree Rd Malvern Vic 3144 Australia Astre Properties Pty Ltd	The subject property comprises a modern, two storey office building divided into three self contained strata title office suites, with carparking for 13 vehicles. The property is situated on the north-west corner of the intersection of Wattletree Road and Tooronga Road, in the established suburb of Malvern, approximately 9 kilometres south-east of the Melbourne Central Business District. The site is broadly rectangular in shape with a frontage to Wattletree Road of approximately 12.27 metres and a frontage to Tooronga Road of approximately 35.74 metres. The site has a gentle slope from the Wattletree Road frontage to the rear of the property (south to north). All mains services are available to the property, with surrounding roadways all fully constructed. The improvements were erected in 1989 and are of reinforced concrete, precast pane, steel frame, and metal deck construction. At the time of inspection, the building appeared to be in good overall condition.	**Vacant Possession** **$1,170,000** (One Million One Hundred and Seventy Thousand Dollars) **Continuing Use:** **$1,300,000** (One Million Three Hundred Thousand Dollars)

Title	Freehold – Fee Simple
Legal Description	Units 1 to 9 on Strata Plan 036111M and an undivided share in the common property for the time being described on the plan.
Gross Floor Area	The property is more particularly described in Certificates of Title Volume 9967 Folio 209 to 217 inclusive.
Land Area	451 square metres approximately
Building Area (Gross)	Suite 1 191m² approximately Suite 2 146m² approximately Suite 3 190m² approximately Total 527m² approximately
Zoning	Business 2 Zone (B2Z) under the Stonnington Planning Scheme. Office and associated commercial uses are a permitted use within this zoning.

2 September 2002

The Board of Directors
Cycle & Carriage Limited
239 Alexandra Road
SINGAPORE 159930

Dear Sirs

Valuation of Property at 118 Moggill Road, Taringa, Brisbane

This letter has been prepared for inclusion in the circular ("the Circular") to be dated 31 August 2002 (or such other dates) in relation to the voluntary conditional cash partial offer by Jardine Strategic Holdings Limited ("JSH" or the "Offeror") to increase JSH's shareholding in Cycle & Carriage Limited to 50.2% of the issued and paid-up share capital of Cycle & Carriage Limited.

We confirm that we have inspected the property, conducted relevant inquires and investigations as we consider necessary for the purpose of providing you with our opinion of the values of the property as at 31 August 2002.

Our valuation is our opinion of the open market value, which we would define as intended to mean "the best price at which the sale of an interest in property might reasonably expected to have been completed unconditionally for cash consideration on the date of valuation, assuming: -

a) A willing seller;

b) That prior to the date of valuation there had been a reasonable period (having regard to the nature of the property and the state of the market), for the proper marketing of the interest for the agreement of price and terms and for the completion of the sale;

c) That the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

d) That no account is taken of any additional bid by a purchaser with a 'special interest'"

We have relied on the information provided by your goodselves on such matters as tenure, floor areas, age of building, land rent, annual value, etc.

No allowance has been made in our valuation for any charges, mortgages of amounts owing on the property, nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the property is free from encumbrances, restrictions and outgoing on an onerous nature which could affect its value.

In our valuation of the subject property, we have taken into account sales of comparable properties and made the necessary comparison and adjustments.

Our valuation certificates for the above property is attached herewith.

The valuation certificate is for the use of the Board of Directors of Cycle & Carriage Limited and no responsibility is accepted to any third party for the whole or any part of its content.

Yours sincerely
CB Richard Ellis (C) Pty Ltd

Baden Mulcahy AAPI
Registered Valuer No. 1857
Associate Director – Valuation & Advisory Services

VALUATION CERTIFICATE

Property (Legal Owner)	Brief Description	Open Market Value As At 31 August 2002
118 Moggill Road Taringa Qld 4068 Registered Owner: Astre Properties Pty Ltd.	The subject property comprises a three level showroom/workshop with office, plus a used vehicles sales office. It is located in Moggill Road, approximately 5 kilometres south west of the Brisbane Central Business District. The subject site is near triangular in shape with a frontage of about 197.4 metres to Moggill Road and a frontage of about 37.2 metres to Beatrice Street. The building was constructed in circa 1999 and the property is in good condition. All main utility and Telecom services are provided. Legal Description: Lot 100 on Registered Plan 826429, Title Reference 50216938 Title: Freehold Land Area: 4,222 sqm Gross Floor Area: 2,501 sqm Brisbane City Plan 2000: "Special Purpose Centre SP11-Vehicle Sales and Services".	$3,850,000 (Three Million, Eight Hundred and Fifty Thousand Dollars Only)

AUDITED FINANCIAL STATEMENTS OF CCL AND THE CCL GROUP FOR FY2001

The information in this Appendix consists of extracts from the Annual Report of CCL for the financial year ended 31 December 2001. References to page numbers have been changed to conform with the pagination of this Circular.

AUDITORS' REPORT TO THE MEMBERS OF CYCLE & CARRIAGE LIMITED
(Incorporated in Singapore)

We have audited the financial statements of the Company and the consolidated financial statements of the Group set out on pages 112 to 171. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the accompanying financial statements and consolidated financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Company and of the Group as at 31 December 2001 and of the results and changes in equity of the Company and of the Group and cash flows of the Group for the financial year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Company and in the consolidated financial statements of the Group; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiaries of which we have not acted as auditors, being financial statements that have been included in the consolidated financial statements. The subsidiaries audited by our associated firms are indicated on pages 164 to 169 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2002

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES
(Incorporated in Singapore)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December

	Notes	2001 S$m	2000 S$m
Revenue		4,641.4	4,588.3
Less: Share of associates' and joint ventures' revenue		(2,155.7)	(1,598.8)
Group revenue	3	2,485.7	2,989.5
Cost of sales		(2,181.8)	(2,551.3)
Gross profit		303.9	438.2
Other operating income		12.4	9.7
Selling and distribution expenses		(142.4)	(166.2)
Administrative expenses		(70.5)	(79.5)
Other operating expenses		—	(4.1)
Operating profit	4	103.4	198.1
Share of associates' and joint ventures' results		188.3	98.1
Trading profit		291.7	296.2
Exceptional items	7	(70.0)	(94.6)
Profit before financing charges		221.7	201.6
Net financing charges	8	(28.7)	(25.0)
Profit before taxation		193.0	176.6
Taxation	9	(75.1)	(62.7)
Profit after taxation		117.9	113.9
Minority interests		2.6	(13.6)
Profit attributable to shareholders		120.5	100.3
Earnings per share – basic and diluted:	11		
– including exceptional items		51.1¢	42.9¢
– excluding exceptional items		70.5¢	73.9¢

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES
(Incorporated in Singapore)

CONSOLIDATED BALANCE SHEET
As at 31 December

	Notes	2001 S$m	2000 S$m
Non-current assets			
Property, plant and equipment	13	127.1	139.2
Investment properties	14	532.3	571.9
Development properties	15	578.0	568.2
Interests in associates and joint ventures	17	408.8	290.4
Deferred tax assets	18	11.7	10.9
Other non-current assets	19	19.2	21.2
		1,677.1	1,601.8
Current assets			
Properties for sale	20	121.7	—
Stocks	21	374.7	389.6
Debtors	22	163.9	189.9
Tax recoverable		0.8	5.8
Bank and other liquid funds	23	97.1	93.7
		758.2	679.0
Total assets		2,435.3	2,280.8
Non-current liabilities			
Borrowings due after one year	26	713.5	612.1
Deferred tax liabilities	27	6.5	8.7
Non-current provisions	25	13.9	17.2
Other non-current liabilities	28	3.3	1.4
		737.2	639.4
Current liabilities			
Creditors	24	183.2	271.0
Provisions	25	32.1	24.2
Tax payable		46.2	70.3
Borrowings due within one year	26	252.7	159.3
		514.2	524.8
Total liabilities		1,251.4	1,164.2
Net assets		1,183.9	1,116.6
Financed by:			
Share capital and reserves			
Share capital	29	238.5	234.0
Reserves			
Share premium		251.2	240.9
Capital reserve	30	39.9	77.1
Revenue reserve	31	271.0	154.5
Shareholders' funds		800.6	706.5
Minority interests		383.3	410.1
		1,183.9	1,116.6

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES

(Incorporated in Singapore)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001						
Balance at 1 January						
– as previously reported		234.0	240.9	77.1	133.6	685.6
– effect of adopting SAS 10	10	—	—	—	20.9	20.9
– effect of adopting SAS 31	25	—	—	—	1.8	1.8
– share of associate's effect of adopting SAS 31	17	—	—	—	0.4	0.4
– as restated		234.0	240.9	77.1	156.7	708.7
Revaluation deficit	30	—	—	(29.0)	—	(29.0)
Reserves realised on sale of an investment property	30,31	—	—	(8.2)	3.7	(4.5)
Reserve realised on sale of a subsidiary	31	—	—	—	0.4	0.4
Gain on dilution of interest in an associate	31	—	—	—	0.9	0.9
Share of an associate's gain on dilution	31	—	—	—	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000	31	—	—	—	(5.8)	(5.8)
Translation difference	31	—	—	—	15.4	15.4
Net gain/(loss) not recognised in profit and loss account		—	—	(37.2)	20.4	(16.8)
Profit attributable to shareholders		—	—	—	120.5	120.5
Total recognised gains/(losses) for the financial year		—	—	(37.2)	140.9	103.7
Dividends (net)	10	—	—	—	(26.6)	(26.6)
Issue of shares	29	4.5	10.3	—	—	14.8
Balance at 31 December		238.5	251.2	39.9	271.0	800.6

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES
(Incorporated in Singapore)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
For the year ended 31 December

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2000						
Balance at 1 January						
– as previously reported		234.0	240.9	80.0	685.7	1,240.6
– effect of adopting SAS 10	10	—	—	—	26.0	26.0
– as restated		234.0	240.9	80.0	711.7	1,266.6
Revaluation surplus	30	—	—	8.9	—	8.9
Reserves realised on:						
– sale of an associate	30,31	—	—	4.1	(0.1)	4.0
– sale of a development property	30	—	—	(0.6)	—	(0.6)
Goodwill written off on acquisition of:						
– an unquoted subsidiary	30,31	—	—	(12.5)	(3.7)	(16.2)
– a quoted associate	31	—	—	—	(626.9)	(626.9)
Share of a subsidiary's goodwill written off	30	—	—	(3.6)	—	(3.6)
Gain on dilution of interest in an associate	31	—	—	—	0.3	0.3
Share of associate's other capital reserve	30	—	—	0.5	—	0.5
Share of an associate's premium on shares issued	30	—	—	0.3	—	0.3
Share of an associate's gain on dilution	31	—	—	—	16.5	16.5
Translation difference	31	—	—	—	(8.7)	(8.7)
Net loss not recognised in profit and loss account		—	—	(2.9)	(622.6)	(625.5)
Profit attributable to shareholders		—	—	—	100.3	100.3
Total recognised losses for the financial year		—	—	(2.9)	(522.3)	(525.2)
Dividends (net)	10	—	—	—	(34.9)	(34.9)
Balance at 31 December		234.0	240.9	77.1	154.5	706.5

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED
(Incorporated in Singapore)

PROFIT AND LOSS ACCOUNT
For the year ended 31 December

	Notes	2001 S$m	2000 S$m
Revenue	3	82.2	183.2
Other operating income		0.4	0.3
Total income		82.6	183.5
Administrative expenses		(6.0)	(7.2)
Other operating income		0.3	7.4
Operating profit	4	76.9	183.7
Exceptional item	7	(3.5)	(184.0)
Profit/(loss) before financing income/(charges)		73.4	(0.3)
Net financing income/(charges)	8	(0.4)	2.2
Profit before taxation		73.0	1.9
Taxation	9	(20.1)	(46.8)
Profit/(loss) after taxation		52.9	(44.9)

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED
(Incorporated in Singapore)

BALANCE SHEET
As at 31 December

	Notes	2001 S$m	2000 S$m
Non-current assets			
Property, plant and equipment	13	0.6	0.6
Interests in subsidiaries	16	1,248.0	1,220.4
Interests in associates	17	72.6	72.0
		1,321.2	1,293.0
Current assets			
Debtors	22	2.6	2.2
Tax recoverable		—	0.4
Bank and other liquid funds	23	12.3	3.6
		14.9	6.2
Total assets		1,336.1	1,299.2
Non-current liabilities			
Borrowings due after one year	26	385.0	400.0
Deferred tax liabilities	27	1.3	1.1
		386.3	401.1
Current liabilities			
Creditors	24	5.6	6.4
Tax payable		0.8	0.7
Borrowings due within one year	26	15.0	3.2
		21.4	10.3
Total liabilities		407.7	411.4
Net assets		928.4	887.8
Financed by:			
Share capital and reserves			
Share capital	29	238.5	234.0
Reserves			
Share premium		251.2	240.9
Revenue reserve	31	438.7	412.9
Shareholders' funds		928.4	887.8

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED
(Incorporated in Singapore)

STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December

	Notes	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2001					
Balance at 1 January					
– as previously reported		234.0	240.9	392.0	866.9
– effect of adopting SAS 10	10	—	—	20.9	20.9
– as restated		234.0	240.9	412.9	887.8
Translation difference	31	—	—	(0.5)	(0.5)
Profit attributable to shareholders		—	—	52.9	52.9
Total recognised gains for the financial year		—	—	52.4	52.4
Dividends (net)	10	—	—	(26.6)	(26.6)
Issue of shares	29	4.5	10.3	—	14.8
Balance at 31 December		238.5	251.2	438.7	928.4
2000					
Balance at 1 January					
– as previously reported		234.0	240.9	469.6	944.5
– effect of adopting SAS 10	10	—	—	26.0	26.0
– as restated		234.0	240.9	495.6	970.5
Translation difference	31	—	—	(2.9)	(2.9)
Loss attributable to shareholders		—	—	(44.9)	(44.9)
Total recognised losses for the financial year		—	—	(47.8)	(47.8)
Dividends (net)	10	—	—	(34.9)	(34.9)
Balance at 31 December		234.0	240.9	412.9	887.8

The notes on pages 120 to 171 form an integral part of the financial statements.

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES
(Incorporated in Singapore)

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December

	Notes	2001 S$m	2000 S$m
Cash flows from operating activities	35	(81.3)	243.0
Interest paid		(40.7)	(32.4)
Interest received		2.9	5.5
Other finance costs paid		(1.0)	(5.1)
Income taxes paid		(48.7)	(60.1)
		(87.5)	(92.1)
Net cash flows from operating activities		(168.8)	150.9
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate and a joint venture		3.5	14.1
Proceeds from sale of an investment property		5.8	—
Purchase of investment properties		—	(0.2)
Purchase of property, plant and equipment	13	(10.2)	(8.9)
Disposal/(acquisition) of subsidiaries, net of cash disposed/(acquired)	36	8.8	(44.3)
Proceeds from sale of other investment		2.5	—
Purchase of other investments		(0.8)	(4.8)
Purchase of shares in associates		(14.6)	(665.2)
Proceeds from capital reduction of an associate		1.7	—
Dividends received from associates (net)		6.9	6.1
Net cash flows from investing activities		3.6	(703.2)
Cash flows from financing activities			
Proceeds from issue of shares		14.8	—
Term loans and floating rate notes		204.8	409.3
Loan to minority shareholders		(1.4)	(1.4)
Dividends paid to minority shareholders		(13.1)	(8.5)
Dividends paid		(26.6)	(34.9)
Net cash flows from financing activities		178.5	364.5
Net change in cash and cash equivalents		13.3	(187.8)
Cash and cash equivalents at the beginning of the year		82.3	270.0
Effect of exchange rate changes		1.0	0.1
Cash and cash equivalents at the end of the year	37	96.6	82.3

The notes on pages 120 to 171 form an integral part of the financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 GENERAL

The Company is domiciled and incorporated in Singapore and is listed on the Singapore Exchange. The registered office is located at 239 Alexandra Road, Singapore 159930.

The principal activities of the Group are the distribution and retailing of motor vehicles, property development and investment in properties. The Company acts as an investment holding company and a provider of management services.

On 8 March 2002, the Cycle & Carriage Limited Board of Directors authorised the accompanying financial statements for issue.

2 SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation

The financial statements are prepared under the historical cost convention modified by the revaluation of certain property, plant and equipment, investment properties and investments.

The financial statements are prepared in accordance with and comply with the Singapore Statements of Accounting Standard. In the current financial year, the following new or revised Statements of Accounting Standard were adopted :

SAS 8 (Revised 2000)	–	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000)	–	Events after the Balance Sheet Date
SAS 17 (Revised 2000)	–	Employee Benefits
SAS 22 (Revised 2000)	–	Business Combinations
SAS 31	–	Provisions, Contingent Liabilities and Contingent Assets
SAS 32	–	Financial Instruments: Disclosure and Presentation
SAS 34	–	Intangible Assets
SAS 35	–	Discontinuing Operations
SAS 36	–	Impairment of Assets

The comparative figures for the previous year have been adjusted or extended, where necessary, to take into account the requirements of the Group's implementation of the above Statements, except for SAS 31 as disclosed in Note 25.

There are no changes in accounting policy resulting from the adoption of the above Statements in these financial statements that materially affect profit or shareholders' funds as the Group was already following the recognition and measurement principles in those Statements except for SAS 10 and SAS 31 as disclosed in Notes 10, 17 and 25.

The financial statements of the Company and of the Group are expressed in Singapore dollars.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, associates and joint ventures on the basis set out below.

Subsidiaries are those companies in which the Group has an interest of more than 50% of the voting rights or otherwise has power to exercise control over the financial and operating policies of the company so as to obtain benefits from its activities. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. All inter-company balances, transactions and unrealised gains have been eliminated in full on consolidation. Unrealised losses from inter-company transactions are also eliminated unless cost cannot be recovered.

Associates are companies, not being subsidiaries, in which the Group has an interest of between 20% and 50% of the voting rights, or over which the Group has significant influence, but does not control. Joint ventures are companies in which the Group jointly controls with one or more other companies. Where the accounting policies of associates and joint ventures do not conform with those of the Group, adjustments are made where the amounts are considered significant to the Group. Associates and joint ventures are included on the basis of equity accounting. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero value, unless the Group has legal obligations or guaranteed obligations in respect of the associate or joint venture. Significant unrealised gains or losses on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associate or joint venture.

The results of subsidiaries, associates and joint ventures are included or excluded from the effective dates of acquisition or disposal, respectively.

Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

c) Investments

Investments in subsidiaries, associates, joint ventures and other long term investments are stated in the financial statements of the Company at cost except for an investment in a subsidiary which is stated at directors' valuation in 1975. Provision is only made where, in the opinion of the directors, there is a permanent diminution in value.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the subsidiary, associate or joint venture when acquired. On the acquisition of a foreign subsidiary, the goodwill arising is translated at the exchange rates prevailing at the date of acquisition. Goodwill on acquisitions occurring on or after 1 January 2001 is reported in the balance sheet as an intangible asset and is amortised using the straight line method over its estimated useful economic life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1 January 2001 has been taken directly to reserves; such goodwill has not been retrospectively capitalised and amortised.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised and for acquisitions before 1 January 2001, the goodwill previously adjusted against reserves.

Where an indication of a permanent impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount. The writedown is charged to the consolidated profit and loss account.

e) Property, Plant and Equipment

All property, plant and equipment are initially stated at cost. Certain freehold and leasehold land and buildings were subsequently shown at directors' valuation, based on independent professional valuations in 1984. All property, plant and equipment are stated at historical cost or directors' valuation less depreciation.

Leasehold land is amortised in equal instalments over the period of the respective leases. Buildings are depreciated using the straight line method over 30 years or the estimated remaining period of the lease, whichever is shorter. Other property, plant and equipment are depreciated using the straight line method at the following rates:

Leasehold improvements	10% - 33 1/3%
Plant & machinery	10% - 20%
Office furniture, fixtures and equipment	10% - 33 1/3%
Motor vehicles	20%

When the carrying value of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The decrease in carrying value is charged to the profit and loss account.

f) Investment Properties

Investment properties are properties held on a long term basis for their investment potential and for the generation of income. Investment properties are stated at annual valuation on an open market basis. An independent professional valuation of the Group's investment properties is effected once every three years based on their open market value for existing use. An internal valuation is effected by the directors each intervening year.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Development Properties

Development properties are properties which are being developed either for sale or for producing rental income. Properties developed for sale are stated at cost plus attributable profit/loss to date less progress billings. Properties developed for producing rental income are stated at cost less provision for any diminution in value that is considered to be other than temporary.

Cost includes land, construction and related development costs and interest on borrowings obtained to finance the purchase and construction of the properties. The interest on borrowings capitalised is arrived at by reference to the actual rate payable on borrowings by the companies concerned and, with regards to funds obtained from the Group, at the average rate paid.

Profit is recognised on the units for which sales agreements have been concluded, using the percentage of completion method. Full provision is made for foreseeable losses. The percentage of completion is determined by the level of construction costs incurred as a proportion of the estimated total construction costs to completion.

Development properties are transferred to properties for sale when they have been completed, the Temporary Occupation Permit has been obtained and they are available for sale. These properties are shown at the lower of cost and directors' estimate of net realisable value.

h) Revaluation Reserve

The net surplus or deficit on revaluation of property, plant and equipment and investment properties is taken to the capital reserve account unless the total revaluation surplus on the same class of assets is insufficient to cover the deficit, in which case the amount by which the deficit exceeds the available surplus is charged to the profit and loss account. Any subsequent reversal of such a deficit is also taken to the profit and loss account.

On disposal of property, plant and equipment and investment properties, the difference between the net disposal proceeds and the carrying amount is charged or credited to the profit and loss account.

The surplus or deficit on revaluation not utilised at the date of sale of an investment property is taken to the profit and loss account while the surplus or deficit on revaluation of property, plant and equipment is taken directly to reserves on sale.

i) Stocks

Stocks are stated at the lower of cost and net realisable value, cost being generally determined using the specific identification method. Net realisable value is the selling price in the ordinary course of business, less the cost of completion and selling expenses. Provision is made where necessary for obsolete, slow moving and defective stocks.

j) Debtors

Debtors are carried at anticipated realisable value. Bad debts are written off as soon as it is established that these are irrecoverable. Specific provision is made for known doubtful debts and a general provision is made on the remaining debts.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Cash and Cash Equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank and other liquid funds, short term investments, bank overdrafts and bills payable. In the balance sheet, bank overdrafts and bills payable are included under borrowings due within one year.

l) Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of economic resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligation can be made.

m) Employee Benefits

i) Pension obligations

The companies based in Singapore and Malaysia contribute to the Central Provident Fund ("CPF") and Employee Provident Fund ("EPF"), respectively which are defined contribution plans regulated and managed by the governments of these two countries. The Group's contributions to CPF, EPF and other funds for employees under defined contribution plans in other countries are charged to the profit and loss account in the period to which the contributions relate.

The Group also operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee administered funds. These plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of major plans at no more than three yearly intervals (the latest valuation was done on 1 January 2001). The pension obligation is measured as the present value of the estimated future cash outflows using the interest rates of government securities which have terms to maturity approximating the terms of the related liability.

ii) Equity compensation benefits

Share options are granted to certain directors and employees under the CCL Executives' Share Option Schemes. No compensation cost is recognised upon granting or exercise of the options. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (for the par value of the shares issued) and share premium.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Employee Benefits (continued)

iii) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for leave as a result of services rendered by employees up to the balance sheet date.

Certain overseas subsidiaries provide for long service leave in respect of employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to the balance sheet date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rate on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

n) Foreign Currencies

Transactions in foreign currencies during the financial year are translated into Singapore dollars, where applicable, by reference to exchange rates taken from contracts for purchase or sale of forward exchange or at the exchange rates prevailing at the transaction dates. At each balance sheet date, recorded monetary balances that are denominated in foreign currencies are adjusted to reflect the exchange rates at the balance sheet date except for those hedged by foreign exchange forward contracts which are translated at the contracted forward exchange rates. All such exchange adjustments are taken to the profit and loss account.

Exchange differences arising on monetary items that, in substance, form part of the Company's or its subsidiaries' net investment in a foreign entity, are taken directly to foreign currency translation reserve.

For the purpose of consolidation, the balance sheets of foreign subsidiaries are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date. The results of foreign subsidiaries, associates and joint ventures are translated into Singapore dollars at the average exchange rates for the financial year. The resulting foreign currency translation adjustments are taken directly to foreign currency translation reserve. On disposal, these translation differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

For the purpose of consolidation of the subsidiaries and equity accounting of associates in Malaysia, the rate of exchange prevailing at the balance sheet date is taken to be Malaysian Ringgit ("RM") 3.80 to one US dollar, the official exchange rate established and accepted by Bank Negara (the central bank of Malaysia).

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

o) Revenue Recognition

Group revenue includes sales to external customers (including government duties), proceeds from the sale of development properties, property rental income and interest from hire purchase agreements. Associates' and joint ventures' revenue comprise the Group's share only. The Company's revenue comprises dividends and service charges. Revenue excludes Goods and Services Tax.

Revenue from the sale of goods is recognised when the goods are billed and are ready for delivery. Revenue from the rendering of services is recognised when the service is rendered. Revenue from the sale of development properties is recognised using the percentage of completion method. Rental income is recognised on an accrual basis. Interest income from hire purchase agreements is recognised over the periods of agreements using the rule of 78 formula. Dividend income from investments is recognised when declared to be payable.

p) Taxation

Current taxation is provided based on the tax payable on the income for the financial year that is chargeable to tax.

Deferred taxation is provided using the liability method for all material timing differences in the recognition of certain income and expenses for accounting and for taxation purposes. Provision is made to the extent that it is probable that the liability will materialise.

Deferred tax assets are recognised where such benefits are expected to be realisable in the near future.

q) Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentive received from the lessor) are charged to the profit and loss account on a straight line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

r) Financial risk management

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group manages its exposure to financial risk using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited. The objective is to provide a degree of certainty on costs.

i) Foreign exchange risk

Foreign currency transaction exposures for the purchase of stocks are covered on a consistent basis by forward contracts and options and foreign currency borrowings are partly covered by currency swaps. The purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on transactions.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

r) Financial risk management (continued)

ii) Interest rate risk

The Group is exposed to interest rate risk through the impact or rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps.

iii) Liquidity risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

iv) Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring the credit ratings and limiting the aggregate risk to any individual counterparty.

v) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

s) Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Where these relate to interest rate movements, interest payable and receivable under such instruments is accrued and recorded as an adjustment to interest income or expense related to the underlying exposure. Premiums paid or received on options are included in creditors or debtors and amortised to the profit and loss account over the life of the agreements. Where derivative financial instruments are used to hedge future commitments or transactions in foreign currencies, the unrealised exchange differences are deferred and will be recognised in the measurement of the underlying transactions.

t) Fair values

The carrying amounts of the following financial assets and financial liabilities approximate their fair values due to their short term maturities: bank and other liquid funds, short term investments, debtors, creditors, amounts owing to and from subsidiaries, associates and joint ventures and short term borrowings.

The fair values of long term borrowings and hire purchase debtors are estimated using the expected future payments discounted at market interest rates.

The fair values of forward foreign currency contracts and options, interest rate swaps and cross currency swaps have been calculated using rates quoted by the Group's bankers to terminate the contracts at the balance sheet date. The gains and losses are not recognised in the financial statements.

3 REVENUE

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Sale of goods	2,394.7	2,902.9	—	—
Rendering of services	45.8	43.2	1.5	1.6
Rental income and service charge of investment properties including carpark income	36.7	35.1	—	—
Dividends	—	—	80.7	181.6
Others	8.5	8.3	—	—
	2,485.7	2,989.5	82.2	183.2
Share of associates' and joint ventures' revenue	2,155.7	1,598.8	—	—
	4,641.4	4,588.3	82.2	183.2

4 OPERATING PROFIT

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Operating profit is determined after charging:				
Depreciation on property, plant and equipment (Note 13)	14.8	14.8	0.2	0.2
Property, plant and equipment written off (Note 13)	0.1	0.1	—	—
Fees paid to a firm of which a director is a member	0.1	—	0.1	—
Remuneration of:				
– auditors of the Company	0.4	0.4	0.2	0.2
– other auditors	1.0	1.5	0.9	1.3
Non-audit fees paid to auditors of the Company	0.3	0.2	0.1	0.1
Loss on disposal of a subsidiary	—	0.3	—	—
Exchange loss	—	0.8	—	—
Rental expenses – operating lease	6.1	5.5	0.2	—
Bad debts written off (trade)	0.1	0.2	—	—
Provision for:				
– diminution in value of investment in subsidiaries	—	—	0.3	—
– diminution in value of other investments	0.7	2.3	—	—
– doubtful debts (non-trade)	0.1	1.0	—	—
– stock obsolescence	4.0	0.2	—	—
– warranty & goodwill (Note 25)	16.1	21.4	—	—
– guarantee servicing (Note 25)	0.9	1.2	—	—
– vehicle repurchase (Note 25)	—	1.3	—	—

4 OPERATING PROFIT (continued)

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
And crediting:				
Dividends (gross) from:				
– quoted subsidiaries	—	—	6.6	6.6
– unquoted subsidiaries	—	—	64.7	166.1
– quoted associates	—	—	9.0	7.5
– unquoted associates	—	—	0.4	1.4
– unquoted other investment	0.1	—	—	—
Rental income	30.4	29.1	—	—
Profit on disposal of property, plant and equipment	—	0.8	—	—
Writeback in provision for:				
– doubtful debts (trade)	2.0	2.7	—	—
– diminution in value of investment in subsidiaries	—	—	—	5.1
– diminution in value of investment in associates	—	—	0.4	—
– amounts due from subsidiaries	—	—	—	1.2
– vehicle repurchase	0.6	—	—	—
Exchange gain	1.7	—	0.2	1.0
Revaluation surplus realised on sale of development property	—	0.6	—	—

5 STAFF COSTS AND NUMBER OF STAFF

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Staff costs including costs for executive directors:				
Wages and salaries	68.8	75.6	2.7	2.9
Pension costs – defined contribution plans	5.2	3.9	0.3	0.2
Pension costs – defined benefit plans	1.0	1.1	—	—
	75.0	80.6	3.0	3.1
Number of persons employed at the end of the year	1,824	1,819	26	25

6 REMUNERATION OF DIRECTORS

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Remuneration of the directors of the Company	2.1	2.6	1.2	1.2

The number of directors of the Company whose remuneration falls within the following remuneration bands is as follows:

	2001	2000
Below S$250,000	10	10
S$250,000 - S$499,999	—	—
S$500,000 and above	2	2
	12	12

7 EXCEPTIONAL ITEMS

The exceptional items included in profit before taxation are as follows:

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
(Provision)/writeback of foreseeable losses on certain development properties	(30.6)	8.0	—	—
Provision for amount owing by a subsidiary	—	—	(3.5)	(187.2)
Share of exchange losses on an associate's foreign currency debts	(40.1)	(119.5)	—	—
Write down in the value of an associate's investment	(11.3)	(20.8)	—	—
Profit on sale of an investment property	5.7	—	—	—
Profit on sale of shares in a subsidiary	6.3	—	—	—
Profit on sale of shares in an associate	—	2.9	—	3.2
Share of an associate's gain on restructuring of its operations	—	34.8	—	—
	(70.0)	(94.6)	(3.5)	(184.0)

7 EXCEPTIONAL ITEMS (continued)

The exceptional items included in profit/(loss) after taxation and minority interests are as follows:

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
(Provision)/writeback of foreseeable losses on certain development properties	(18.2)	4.8	—	—
Provision for amount owing by a subsidiary	—	—	(3.5)	(187.2)
Share of exchange losses on an associate's foreign currency debts	(28.1)	(83.7)	—	—
Write down in value of an associate's investment	(11.3)	(20.8)	—	—
Profit on sale of an investment property	5.5	—	—	—
Profit on sale of shares in a subsidiary	6.3	—	—	—
Profit on sale of shares in an associate	—	2.9	—	3.2
Share of an associate's gain on restructuring of its operations	—	24.3	—	—
	(45.8)	(72.5)	(3.5)	(184.0)

8 NET FINANCING INCOME/(CHARGES)

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Interest income from :				
– unquoted subsidiaries	—	—	18.9	13.0
– unquoted associates	—	0.1	—	0.1
– other investments and deposits	3.1	4.9	0.1	1.5
Interest expense on:				
– bank borrowings	(30.8)	(24.6)	(18.0)	(11.8)
– other borrowings	—	—	—	(0.4)
– loan from an unquoted subsidiary	—	—	(1.4)	(0.2)
Other finance costs	(1.0)	(5.4)	—	—
	(28.7)	(25.0)	(0.4)	2.2

9 TAXATION

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
For current financial year:				
– Singapore	23.0	46.6	16.4	43.7
– Malaysia	2.4	2.6	3.4	2.7
– Others	2.9	4.0	0.1	0.2
Deferred taxation (Notes 18 & 27)	(3.5)	6.8	0.2	0.2
Adjustments in respect of prior years:				
– Current taxation	0.7	(0.1)	—	—
– Deferred taxation (Notes 18 & 27)	0.3	—	—	—
Group taxation	25.8	59.9	20.1	46.8
Share of associates' and joint ventures' taxation	49.3	2.8	—	—
	75.1	62.7	20.1	46.8

The effective tax rate for the Group and associates and joint ventures is higher than the current Singapore tax rate of 24.5% due to certain costs not being deductible for income tax purposes and higher tax rates in certain foreign subsidiaries and associates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a 6 year time limit for the IRAS to raise additional assessment.

MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary.

10 DIVIDENDS (Net)

With effect from 1 January 2001, the Group adopted the revised SAS 10 "Events after Balance Sheet Date" under which dividends proposed or dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. This is a change in accounting policy as in previous years, dividends proposed or dividends declared after the balance sheet date were recognised as a liability at the balance sheet date. The effect of this change has been to increase shareholders' funds at 1 January 2001 and 2000 by S$20.9m and S$26.0m, respectively.

At the Annual General Meeting on 7 May 2002, a final dividend in respect of 2001 of 12% less income tax amounting to a dividend of S$21.6 million is to be proposed. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2002. The dividends paid in 2001 and 2000 were as follows:

	Group and Company	
	2001 S$m	2000 S$m
Final dividend in respect of 2000 of 12% (1999: 15%) less income tax	21.2	26.2
Interim dividend in respect of 2001 of 3% (2000: 5%) less income tax	5.4	8.7
	26.6	34.9
Value of scrip dividends allotted and issued:		
Final dividend in respect of 2000	11.8	—
Interim dividend in respect of 2001	3.0	—
	14.8	—

11 EARNINGS PER SHARE

	Group	
For the year ended 31 December	2001 S$m	2000 S$m
Net profit attributable to shareholders	120.5	100.3
Weighted average number of ordinary shares in issue (millions)	236.0	234.0
Basic earnings per share	51.1¢	42.9¢
Net profit used to determine diluted earnings per share	120.5	100.3
Weighted average number of ordinary shares in issue (millions)	236.0	234.0
Adjustment for share options under option during the year (millions)	—	—
Weighted average number of ordinary shares for diluted earnings per share (millions)	236.0	234.0
Diluted earnings per share	51.1¢	42.9¢
Earnings per share excluding the exceptional items		
Net profit attributable to shareholders	120.5	100.3
Exceptional items after taxation and minority interests (Note 7)	45.8	72.5
Net profit before exceptional items	166.3	172.8
Basic earnings per share excluding exceptional items	70.5¢	73.9¢
Net profit used to determine diluted earnings per share	120.5	100.3
Exceptional items after taxation and minority interests (Note 7)	45.8	72.5
Net profit for diluted earnings per share excluding exceptional items	166.3	172.8
Diluted earnings per share excluding exceptional items	70.5¢	73.9¢

12 SEGMENT INFORMATION

Primary reporting format - business segment

	Motor S$m	Property S$m	Astra Motor S$m	Astra Others S$m	Others S$m	Total S$m
Year ended 31 December 2001						
Revenue	2,697.1	179.7	1,530.4	133.7	100.5	4,641.4
Operating profit	77.4	30.0	—	—	(4.0)	103.4
Share of associates' and joint ventures' results	26.1	0.7	133.4	23.9	4.2	188.3
Trading profit	103.5	30.7	133.4	23.9	0.2	291.7
Exceptional items	12.0	(30.6)	(50.4)	(1.0)	—	(70.0)
Segment results	115.5	0.1	83.0	22.9	0.2	221.7
Net financing charges						(28.7)
Profit before taxation						193.0
Taxation						(75.1)
Profit after taxation						117.9
Minority interests						2.6
Profit attributable to shareholders						120.5
Segment assets	673.2	1,387.8	—	—	11.5	2,072.5
Interests in associates and joint ventures	153.2	67.2	32.2	62.6	35.1	350.3
	826.4	1,455.0	32.2	62.6	46.6	2,422.8
Unallocated assets						12.5
Total assets						2,435.3
Segment liabilities	365.5	427.5	—	—	405.7	1,198.7
Unallocated liabilities						52.7
Total liabilities						1,251.4
Capital expenditure	9.0	0.8	—	—	0.4	10.2
Depreciation	10.7	3.9	—	—	0.2	14.8

12 SEGMENT INFORMATION (continued)

	Motor S$m	Property S$m	Astra Motor S$m	Astra Others S$m	Others S$m	Total S$m
Year ended 31 December 2000						
Revenue	2,998.9	219.1	1,169.3	91.9	109.1	4,588.3
Operating profit	167.8	34.8	—	—	(4.5)	198.1
Share of associates' and joint ventures' results	23.7	—	65.8	4.4	4.2	98.1
Trading profit	191.5	34.8	65.8	4.4	(0.3)	296.2
Exceptional items	—	8.0	(104.2)	(1.3)	2.9	(94.6)
Segment results	191.5	42.8	(38.4)	3.1	2.6	201.6
Net financing charges						(25.0)
Profit before taxation						176.6
Taxation						(62.7)
Profit after taxation						113.9
Minority interests						(13.6)
Profit attributable to shareholders						100.3
Segment assets	714.4	1,317.5	—	—	(10.7)	2,021.2
Interests in associates and joint ventures	122.9	61.2	(23.9)	49.5	33.2	242.9
	837.3	1,378.7	(23.9)	49.5	22.5	2,264.1
Unallocated assets						16.7
Total assets						2,280.8
Segment liabilities	395.7	282.8	—	—	406.7	1,085.2
Unallocated liabilities						79.0
Total liabilities						1,164.2
Capital expenditure	7.3	1.2	—	—	0.4	8.9
Depreciation	10.9	3.6	—	—	0.3	14.8

12 SEGMENT INFORMATION (continued)

The Group is organised into three main business segments:

1. Motor
2. Property
3. Astra

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier, ship chartering and the Group's central overheads, none of which constitute a separately reportable segment.

Inter-segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, development properties, stocks, debtors and operating cash, and exclude tax recoverable and deferred tax asset.

Segment liabilities comprise operating liabilities and exclude items such as taxation.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format - geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, woodbased, heavy equipment, information technology and consumer goods.

Australasia - the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

12 SEGMENT INFORMATION (continued)

	Revenue S$m	Total assets S$m	Capital expenditure S$m
Year ended 31 December 2001			
Singapore	1,828.1	1,730.3	5.2
Malaysia	259.5	241.8	1.3
Indonesia	1,664.1	94.8	—
Australasia	859.8	365.4	3.7
Others	29.9	3.0	—
	4,641.4	2,435.3	10.2
Year ended 31 December 2000			
Singapore	2,001.1	1,652.9	5.2
Malaysia	255.9	219.2	0.5
Indonesia	1,261.2	25.6	—
Australasia	1,031.6	383.9	3.1
Others	38.5	(0.8)	0.1
	4,588.3	2,280.8	8.9

13 PROPERTY, PLANT AND EQUIPMENT

	Land				Office furniture,		
	Freehold S$m	Leasehold S$m	Buildings S$m	Plant & machinery S$m	fixtures & equipment S$m	Motor vehicles S$m	Total S$m
Group							
2001							
Net book value at 1 January	20.7	19.4	66.4	19.2	8.1	5.4	139.2
Translation adjustments	(0.3)	0.1	(0.5)	0.6	—	—	(0.1)
Additions	—	—	1.6	1.5	3.9	3.2	10.2
Reclassified to properties for sale	(1.1)	—	(2.6)	—	—	—	(3.7)
Disposals	(0.8)	—	(0.8)	—	(0.3)	(1.5)	(3.4)
Disposals arising from sale of subsidiary	—	—	—	(0.1)	(0.1)	—	(0.2)
Depreciation charge (Note 4)	—	(0.6)	(3.7)	(5.9)	(3.1)	(1.5)	(14.8)
Amounts written off (Note 4)	—	—	—	—	(0.1)	—	(0.1)
Net book value at 31 December	18.5	18.9	60.4	15.3	8.4	5.6	127.1
Cost	17.5	24.5	90.2	76.4	29.2	9.5	247.3
Valuation at 30 September 1984	1.0	1.8	1.2	—	—	—	4.0
Accumulated depreciation	—	(7.4)	(31.0)	(61.1)	(20.8)	(3.9)	(124.2)
	18.5	18.9	60.4	15.3	8.4	5.6	127.1
2000							
Net book value at 1 January	22.1	19.9	70.5	23.2	9.1	3.6	148.4
Translation adjustments	(2.2)	0.1	(3.3)	0.1	(0.4)	—	(5.7)
Additions	—	—	1.2	1.1	2.5	4.1	8.9
Additions arising from acquisition of subsidiaries	0.8	—	1.9	0.2	0.7	0.6	4.2
Disposals	—	—	—	(0.1)	(0.1)	(1.3)	(1.5)
Disposals arising from sale of subsidiaries	—	—	(0.2)	—	—	—	(0.2)
Depreciation charge (Note 4)	—	(0.6)	(3.6)	(5.3)	(3.7)	(1.6)	(14.8)
Amounts written off (Note 4)	—	—	(0.1)	—	—	—	(0.1)
Net book value at 31 December	20.7	19.4	66.4	19.2	8.1	5.4	139.2
Cost	19.7	24.3	93.0	73.6	26.7	9.6	246.9
Valuation at 30 September 1984	1.0	1.8	1.2	—	—	—	4.0
Accumulated depreciation	—	(6.7)	(27.8)	(54.4)	(18.6)	(4.2)	(111.7)
	20.7	19.4	66.4	19.2	8.1	5.4	139.2

The freehold land and building of the Group with a net book value of S$40.6 million at 31 December 2001 (2000: S$47.4 million) have been pledged as collateral for bank loans (Note 26).

13 PROPERTY, PLANT AND EQUIPMENT (continued)

If all freehold land, leasehold land and buildings had been included in the financial statements at cost less depreciation, the net written down value of these properties would have been S$95.7 million (2000: S$104.5 million).

	Leasehold improvements S$m	Office furniture, fixtures & equipment S$m	Motor vehicles S$m	Total S$m
Company				
2001				
Net book value at 1 January	0.1	0.1	0.4	0.6
Additions	—	—	0.4	0.4
Disposals	—	—	(0.2)	(0.2)
Depreciation charge (Note 4)	(0.1)	—	(0.1)	(0.2)
Net book value at 31 December	—	0.1	0.5	0.6
Cost	0.8	0.6	1.0	2.4
Accumulated depreciation	(0.8)	(0.5)	(0.5)	(1.8)
	—	0.1	0.5	0.6
2000				
Net book value at 1 January	0.1	0.2	0.4	0.7
Additions	—	—	0.4	0.4
Disposals	—	—	(0.3)	(0.3)
Depreciation charge (Note 4)	—	(0.1)	(0.1)	(0.2)
Net book value at 31 December	0.1	0.1	0.4	0.6
Cost	0.8	0.6	0.9	2.3
Accumulated depreciation	(0.7)	(0.5)	(0.5)	(1.7)
	0.1	0.1	0.4	0.6

14 INVESTMENT PROPERTIES

	Group	
	2001 S$m	2000 S$m
At valuation:		
Freehold land and buildings	255.5	265.1
Leasehold land and buildings	276.8	306.8
	532.3	571.9

Internal valuations at 31 December 2001 were effected by the directors. The valuations at 31 December 2000 were conducted by independent professional valuers, Jones Lang LaSalle Property Consultants Pte Ltd, DTZ Debenham Tie Leung (SEA) Pte Ltd, KGV-Lambert Smith Hampton (M) Sdn Bhd, C H Williams Talhar & Wong Sdn Bhd and Rahim & Co Chartered Surveyors Sdn Bhd, based on the open market value for existing use. The deficit on valuation in 2001 amounting to S$46.9 million (2000: surplus of S$12.8 million) of which the Group's share amounting to S$29.0 million (2000: surplus of S$8.9 million) has been incorporated in the financial statements (Note 30).

A lienholders' caveat on freehold land and buildings with a book value of S$143.6 million (2000: S$138.8 million) of two subsidiaries has been registered to obtain long term loans (Note 26).

15 DEVELOPMENT PROPERTIES

	Group	
	2001 S$m	2000 S$m
Freehold and leasehold land at cost	646.8	710.4
Add : Development cost	75.4	179.7
Interest, property tax and overheads capitalised	53.8	60.5
	776.0	950.6
Add : Development profits recognised based on the percentage of completion method	17.7	10.0
Less: Provision for foreseeable losses	(108.1)	(132.9)
Progress billings	(107.6)	(259.5)
	578.0	568.2
Capitalised during the financial year:		
– interest	12.6	7.7
– property tax	1.5	1.4

The interest rate used to determine the amount of borrowing costs capitalised ranged from 1.9% to 5.0% (2000: 2.4% to 5.0%) per annum.

Development properties with net book values of S$491.3 million (2000: S$316.9 million) have been pledged by way of first legal mortgages for long term bank loans granted to subsidiaries (Notes 26(i) to (j)).

Provision for foreseeable losses of S$57.7 million was transferred to properties for sale account (Note 20) and no provision was utilised during the year (2000: S$33.5 million) for the Group.

16 INTERESTS IN SUBSIDIARIES

	Company	
	2001 S$m	2000 S$m
At cost:		
– quoted equity shares	518.1	518.1
(market value: 2001: S$206.1 million; 2000: S$255.7 million)		
– unquoted equity shares	241.4	241.4
At directors' valuation in 1975:		
– unquoted equity shares	10.0	10.0
	769.5	769.5
Less: Provision for diminution in value of interests in subsidiaries	(6.8)	(6.5)
	762.7	763.0
Amounts owing by subsidiaries:		
– non-trade, less provision of S$208.0 million (2000: S$204.5 million)	557.5	542.6
– trade	—	0.7
	557.5	543.3
Amounts owing to subsidiaries:		
– non-trade	(70.6)	(85.8)
– trade	(1.6)	(0.1)
	(72.2)	(85.9)
	1,248.0	1,220.4

All non-trade advances to and from subsidiaries are unsecured and have no fixed terms of repayment.

All advances to and from subsidiaries are interest free except for non-trade advances to subsidiaries amounting to S$414.6 million (2000: S$414.9 million) which are interest bearing and the weighted average interest rate at balance sheet date was 4.34% per annum in 2001 (2000: 4.65% per annum), and non-trade advances from subsidiaries amounting to S$47.8 million (2000: S$62.9 million) which are interest bearing and weighted average interest rate at balance sheet date was 2.5% per annum in 2001 (2000: 2.5625% per annum).

The fair values of advances to and from subsidiaries are not disclosed as it is not practicable to determine their fair values with sufficient reliability.

A list of subsidiaries is set out on pages 164 to 169.

17 INTERESTS IN ASSOCIATES AND JOINT VENTURES

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
At cost:				
– quoted equity shares (Group market value: 2001: S$392.7 million; 2000: S$402.9 million)	689.2	689.2	24.9	24.9
– unquoted equity shares	117.5	102.4	28.4	28.2
	806.7	791.6	53.3	53.1
Provision for diminution in value of investment in unquoted associates and joint ventures	—	—	(0.1)	(0.5)
Post-acquisition reserves	(475.8)	(568.1)	—	—
	330.9	223.5	53.2	52.6
Long term loan to an associate (interest free)	19.4	19.4	19.4	19.4
	350.3	242.9	72.6	72.0
Amounts owing by associates and joint ventures:				
– non-trade	96.5	87.5	—	—
– trade	25.2	27.1	—	—
	121.7	114.6	—	—
Amounts owing to associates and joint ventures:				
– non-trade	(62.6)	(67.1)	—	—
– trade	(0.6)	—	—	—
	(63.2)	(67.1)	—	—
	408.8	290.4	72.6	72.0

Post-acquisition reserves in 2001 include S$0.4 million adjustment arising from the effect of adopting SAS 31.

The long term loans and non-trade advances to and from associates and joint ventures are interest free, unsecured and have no fixed terms of repayment. Fair value of the long term loans and non-trade advances are not disclosed as it is not practicable to determine fair value with sufficient reliability.

17 INTERESTS IN ASSOCIATES AND JOINT VENTURES (continued)

Four associates, Rutile Pte Ltd, PMCL Pte Ltd, Bodenheim Investments Pte Ltd and Golden Quantum Acres Sdn Bhd, are deemed to be joint venture companies as a subsidiary, MCL Land Limited, has a long term 50% interest in each of them and has, by way of contractual arrangements, joint control in the companies' operational and financial affairs. Rutile Pte Ltd and PMCL Pte Ltd each have a 50% interest in Ubi Development Pte Ltd, which owns an industrial development property at Ubi Avenue 1 while Bodenheim Investments Pte Ltd owns a residential property at Upper Serangoon View. Golden Quantum Acres Sdn Bhd was inactive during the financial year.

MCL Land Limited's 50% share of the assets employed and liabilities incurred by the joint venture companies is as follows:

	2001 S$m	2000 S$m
Development properties	190.2	84.2
Net current assets	10.9	38.8
Borrowings due after one year	(116.6)	(47.0)
Amount due to shareholders	(80.3)	(112.8)

Due to the size and complexities of Astra, its results are reported later. As such Astra's results are equity accounted for the twelve months from 1 December 2000 to 30 November 2001, but adjusted for significant transactions occurring in December 2001. As at 31 December 2001, the carrying value of Astra was S$94.8 million (2000: S$25.6 million).

A list of the Group's associates and joint ventures is set out on pages 170 and 171.

18 DEFERRED TAX ASSETS

The movement in deferred tax assets is as follows:

	Group	
	2001 S$m	2000 S$m
Balance at 1 January	10.9	11.8
Acquired through purchase of a subsidiary	—	0.1
Translation adjustment	(0.2)	(0.4)
Movement for the year (Note 9)	1.0	(0.6)
Balance at 31 December	11.7	10.9

19 OTHER NON-CURRENT ASSETS

	Group	
	2001 S$m	2000 S$m
Hire purchase debtors	5.9	6.6
Loans to a minority shareholder of a subsidiary	13.3	12.1
Other investments in unquoted equity shares at cost	3.0	4.8
Less: Provision for diminution in value	(3.0)	(2.3)
	—	2.5
	19.2	21.2

Details of hire purchase debtors are as follows :

	Group	
	2001 S$m	2000 S$m
Gross amount outstanding		
– receivable not later than one year	6.7	6.6
– receivable later than one year and not later than five years	6.5	7.4
Total gross amount outstanding	13.2	14.0
Less: Interest not yet due	(1.4)	(1.9)
Provision for doubtful debts	(0.2)	(0.2)
	(1.6)	(2.1)
Net amount outstanding	11.6	11.9
Receivable not later than one year (Note 22)	5.7	5.3
Receivable later than one year and not later than five years	5.9	6.6
	11.6	11.9

The fair value of the hire purchase debtors is S$12.0 million.

The loans to a minority shareholder of a subsidiary consist of capital loans extended by a subsidiary, Cycle & Carriage (Australia) Pte Ltd to St George Bank Limited, Australia. Both are shareholders in Cycle & Carriage Finance Pty Ltd (formerly known as AAG Finance Pty Ltd), a subsidiary of the Company. The loans are to meet St George Bank Limited's obligation in maintaining the bank's adequacy percentage of the vehicle financing portfolio that St George Bank has written on behalf of Cycle & Carriage Finance. The loans are unsecured with no fixed terms of repayment and bear interest at St George Bank's value of capital rate which was calculated at 5.9% per annum at the balance sheet date in 2001 (2000: 6.1% per annum).

The fair values of the loans are not disclosed as it is not practicable to determine their fair values with sufficient reliability.

20 PROPERTIES FOR SALE

	Group	
	2001	2000
	S$m	S$m
Freehold property at cost	175.7	—
Less: Provision for foreseeable losses (Note 15)	(57.7)	—
	118.0	—
Freehold property at net book value	3.7	—
	121.7	—

The freehold land and building of the Group with a net book value of S$3.7 million at 31 December 2001 has been pledged as collateral for bank loans (Note 26).

21 STOCKS

	Group	
	2001	2000
	S$m	S$m
Vehicles	332.2	345.7
Parts and accessories	56.0	57.3
	388.2	403.0
Less: Provision for slow moving and obsolete stocks	(13.5)	(13.4)
	374.7	389.6

Included above are vehicle stocks of S$101.0 million (2000: S$7.0 million) carried at net realisable value.

Slow moving and obsolete stock provision utilised during the year amounted to S$3.9 million (2000: S$6.4 million) for the Group.

Vehicle stocks valued at S$1.9 million (2000: S$2.0 million) owned by two subsidiaries have been pledged as security for short term loans as disclosed in Note 26.

22 DEBTORS

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Trade debtors	130.3	159.7	—	—
Less: Provision for doubtful debts	(8.5)	(9.8)	—	—
	121.8	149.9	—	—
Sundry debtors	29.3	28.4	0.5	0.2
Less: Provision for doubtful debts	(0.9)	(3.4)	—	—
	28.4	25.0	0.5	0.2
Hire purchase debtors (Note 19)	5.7	5.3	—	—
Deposits	1.1	1.4	—	—
Prepayments	4.1	7.6	0.1	0.1
Interest receivable	2.8	0.7	2.0	1.9
	163.9	189.9	2.6	2.2

Bad debts written off against provision for doubtful debts amounted to S$0.3 million (2000: S$1.1 million) for the Group in 2001. During the year, a provision of S$1.1 million was realised on disposal of a subsidiary.

Included in the provision for doubtful debts of the Group is a translation adjustment of S$0.1 million (2000: S$0.1 million).

23 BANK AND OTHER LIQUID FUNDS

The short term deposits and bank balances of certain subsidiaries, amounting to S$22.4 million (2000: S$22.4 million) and S$6.5 million (2000: S$1.3 million) respectively, are held under the Housing Developers (Project Account) Rules, withdrawals from which are subject to the provisions of those Rules.

Included in the short term deposits of the Group is an amount placed with a related company of a substantial shareholder of the Company amounting to S$2.1 million (2000: S$0.9 million).

The weighted average effective interest rate on short term bank deposits at the balance sheet date was 2.4% per annum.

24 CREDITORS

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Trade creditors	108.0	157.5	—	—
Sundry creditors	17.0	21.5	0.6	0.6
Accrued development costs	4.5	11.8	—	—
Accrued operating expenses	49.0	78.2	3.0	4.0
Interest payable	4.7	2.0	2.0	1.8
	183.2	271.0	5.6	6.4

Included in the creditors of the Group are amounts owing to related companies of the substantial shareholders of the Company amounting to S$1.8 million (2000: S$3.4 million).

Included in the movement in accrued development costs of the Group is a provision of S$2.3 million for foreseeable losses on certain development properties written back (2000: nil) on completion of the developments.

25 PROVISIONS

Group	Warranty & goodwill S$m	Guarantee servicing S$m	Vehicle repurchase S$m	Others S$m	Total S$m
Balance at 1 January 2001	37.3	1.0	1.3	1.8	41.4
Effect of adopting SAS 31	—	—	—	(1.8)	(1.8)
Translation adjustments	(0.3)	—	—	—	(0.3)
Disposal arising from sale of a subsidiary	(1.8)	(0.6)	—	—	(2.4)
Provision/(writeback) for the year (Note 4)	16.1	0.9	(0.6)	—	16.4
Utilised	(6.5)	(0.8)	—	—	(7.3)
Balance at 31 December 2001	44.8	0.5	0.7	—	46.0
Current	30.9	0.5	0.7	—	32.1
Non-current	13.9	—	—	—	13.9
	44.8	0.5	0.7	—	46.0

Warranty and goodwill

The Group recognises the estimated liability that falls due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturer. The provision is calculated based on the past history of repairs.

25 PROVISIONS (continued)

Guarantee servicing

The Group recognises the estimated liability for rendering after-sales service offered on sale of new vehicles. The provision is calculated based on the past history of servicing.

Vehicle repurchase scheme

The Group recognises a provision for the estimated shortfall between the net realisable value of vehicles to be sold and the price at which it is committed to repurchase them.

Others

Following the adoption of SAS 31, a provision amounting to S$1.8 million has been adjusted to the retained earnings as at 1 January 2001. The comparative information has not been restated.

26 BORROWINGS

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Borrowings due within one year				
Bank loans	90.2	84.5	—	—
Bank overdrafts	0.5	10.8	—	—
Bills payable	—	0.2	—	—
Current portion of long term borrowings	120.5	31.4	—	—
Total secured	211.2	126.9	—	—
Bank loans	26.5	32.0	—	—
Bank overdrafts	—	0.4	—	3.2
Current portion of long term borrowings	15.0	—	15.0	—
Total unsecured	41.5	32.4	15.0	3.2
Total borrowings due within one year	252.7	159.3	15.0	3.2
Long term				
Bank loans	264.9	222.8	—	—
Commercial bills	17.1	20.7	—	—
Term notes	47.0	—	—	—
Less: Current portion of borrowings due within one year	(120.5)	(31.4)	—	—
Total secured	208.5	212.1	—	—
Floating rate notes	400.0	400.0	400.0	400.0
Medium term notes	120.0	—	—	—
Less: Current portion of borrowings due within one year	(15.0)	—	(15.0)	—
Total unsecured	505.0	400.0	385.0	400.0
Total borrowings due after one year	713.5	612.1	385.0	400.0

26 BORROWINGS (continued)

The borrowings are estimated to be repayable as follows:

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Within one year	252.7	159.3	15.0	3.2
Between one and two years	366.9	144.5	335.0	15.0
Between two and five years	321.8	466.9	50.0	385.0
After five years	24.8	0.7	—	—
	966.2	771.4	400.0	403.2

After taking into account the interest rate swaps, the interest rate exposure of the borrowings of the Group at the end of 2001 was as follows:

	Group S$m	**Company** S$m
Total borrowings:		
– at fixed rates	625.8	305.0
– at floating rates	340.4	95.0
	966.2	400.0

Weighted average effective interest rates at the balance sheet date in 2001 were as follows:

	Group %	**Company** %
Bank loans	4.24	—
Bank overdrafts	6.27	—
Commercial bills	4.29	—
Floating rate notes	2.42	2.42
Medium term notes	3.83	—
Term notes	5.28	—

The fair values of the non-current borrowings at the end of 2001 were as follows:

	Group S$m	**Company** S$m
Bank loans	147.9	—
Commercial bills	13.5	—
Floating rate notes	385.0	385.0
Medium term notes	119.8	—
Term notes	47.0	—

The carrying amounts of the borrowings due within 1 year approximate their fair values.

26 BORROWINGS (continued)

Securities for the borrowings are as follows:

Current

(a) Short term bank loans and bank overdrafts amounting to S$77.9 million (2000: S$79.7 million) are secured by a first ranking registered equitable charge over all of the assets and undertakings of the subsidiaries concerned and by corporate guarantees provided by the Company and another subsidiary.

(b) Bank loans and bank overdrafts of S$11.2 million (2000: S$14.6 million) are secured by a registered first mortgage over the freehold land and building (Note 13) of a subsidiary and a floating charge over the assets of certain subsidiaries.

(c) Bank loans of S$0.5 million (2000: S$0.2 million) are secured against the stocks of certain subsidiaries (Note 21).

(d) Bank loans of S$0.2 million (2000: S$0.8 million) are secured by a floating charge over assets of a subsidiary.

(e) Bank loans of S$0.9 million (2000: nil) are secured on a corporate guarantee provided by the Company.

Long term

(f) Term loans amounting to RM64.5 million (2000: RM77.6 million), of which RM51.0 million (2000: RM56.6 million) is from a related company of a substantial shareholder of the Company, are secured by lienholders' caveat on the freehold investment properties (Note 14).

(g) A 10-year commercial bill facility of which A$18.2 million (2000: A$21.6 million) remains outstanding is secured by mortgages on four properties (Notes 13 and 20), a floating charge on the assets of a subsidiary and a guarantee provided by another subsidiary.

(h) Mortgage loans of NZ$1.2 million (2000: NZ$2.5 million) are secured over the freehold land and buildings (Note 13) of a subsidiary and a term loan of NZ$3.3 million (2000: NZ$3.3 million) is secured by a floating first debenture over all assets of a subsidiary.

(i) A long term bank loan of S$90.0 million (2000: S$90.0 million) with embedded bond call option is secured by way of a first legal mortgage on a subsidiary's property under development (Note 15) and the assignment of rental income from and insurance policies on the development property.

In 1999, S$50.0 million of the bank loans were converted into 200 5% secured bearer bonds of S$250,000 each due 30 April 2002 through the partial exercise of the embedded bond call option. The bonds rank pari passu with the related long term bank loan.

(j) Long term bank loans of S$140.0 million (2000: S$93.0 million) are secured by way of first legal mortgages on certain subsidiaries' development properties (Note 15), the assignment of all the rights of those subsidiaries, titles and interests in the Building & Lease Agreements, construction contracts, sale and purchase agreements, insurance policies, performance bonds and tenancy agreements on the properties under development.

(k) Term notes of A$50.0 million (2000: nil) are secured by corporate guarantees provided by the Company and a subsidiary.

27 DEFERRED TAX LIABILITY

The movement in deferred tax liability is as follows:

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Balance at 1 January	8.7	2.6	1.1	0.9
Provision for the year (Note 9)	(2.2)	6.2	0.2	0.2
Translation adjustment	—	(0.1)	—	—
Balance at 31 December	6.5	8.7	1.3	1.1

28 OTHER NON-CURRENT LIABILITIES

	Group	
	2001 S$m	2000 S$m
Non-current employee benefits	0.8	—
Retention money payable	2.5	1.4
	3.3	1.4

29 SHARE CAPITAL OF THE COMPANY

	2001 S$m	2000 S$m
Authorised: 600,000,000 (2000: 300,000,000) ordinary shares of S$1 each	600.0	300.0
Issued and fully paid: Opening balance - 233,995,439 (2000: 233,995,439) ordinary shares of S$1 each	234.0	234.0
Issue of 4,459,205 ordinary shares under the Scrip Dividend Scheme in 2001	4.5	—
Closing balance - 238,454,644 (2000: 233,995,439) ordinary shares of S$1 each	238.5	234.0

29 SHARE CAPITAL OF THE COMPANY (continued)

At the end of the financial year, the following options granted under the CCL Executives' Share Option Schemes were outstanding:

Exercise Price	Expiry Date	No. of Options 2001	2000
S$ 14.61	23.12.2001	—	373,000
S$ 7.05	8. 1.2003	395,000	420,000
S$ 7.22	14. 1.2004	402,000	431,000
S$ 3.98	28. 2.2010	574,000	632,000
S$ 5.10	11. 5.2010	80,000	80,000
S$ 3.227	7. 5.2011	1,002,500	—
		2,453,500	1,936,000

30 CAPITAL RESERVE

	Group 2001 S$m	Group 2000 S$m
Composition:		
Asset revaluation reserve	39.4	76.6
Other reserve	0.5	0.5
	39.9	77.1
Movements:		
Asset revaluation reserve		
Balance at 1 January	76.6	68.3
Reserves realised on sale of development properties	—	(0.6)
Reserves realised on sale of an investment property	(8.2)	—
Net surplus/(deficit) on revaluation of investment properties (net of minority interests)	(29.0)	8.9
Balance at 31 December	39.4	76.6
Other reserve		
Balance at 1 January	0.5	11.7
Reserves realised on sale of associates	—	4.1
Goodwill written off on acquisition of subsidiaries	—	(12.5)
Share of associates'		
– premium on allotment of shares	—	0.3
– other capital reserve movement	—	0.5
Share of subsidiary's goodwill written off	—	(3.6)
Balance at 31 December	0.5	0.5

31 REVENUE RESERVE

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Composition:				
Translation reserve	(126.4)	(145.9)	(4.2)	(3.7)
Retained earnings	397.4	300.4	442.9	416.6
	271.0	154.5	438.7	412.9
Movements:				
Translation reserve				
Balance at 1 January	(145.9)	(137.1)	(3.7)	(0.8)
Translation adjustment	15.4	(8.7)	(0.5)	(2.9)
Reserve realised on:				
– sale of an investment property	3.7	—	—	—
– sale of a subsidiary	0.4	—	—	—
– sale of an associate	—	(0.1)	—	—
Balance at 31 December	(126.4)	(145.9)	(4.2)	(3.7)
Retained earnings				
Balance at 1 January				
– as previously reported	279.5	822.8	395.7	470.4
– effect of adopting SAS 10	20.9	26.0	20.9	26.0
– effect of adopting SAS 31	2.2	—	—	—
– as restated	302.6	848.8	416.6	496.4
Profit/(loss) attributable to shareholders	120.5	100.3	52.9	(44.9)
Dividends	(26.6)	(34.9)	(26.6)	(34.9)
Gain on dilution of interest in associates	0.9	0.3	—	—
Share of an associate's gain on dilution	5.8	16.5	—	—
Goodwill written off on acquisition of shares in:				
– an unquoted subsidiary	—	(3.7)	—	—
– a quoted associate	—	(626.9)	—	—
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000	(5.8)	—	—	—
Balance at 31 December	397.4	300.4	442.9	416.6

Included in Group revenue reserve is an amount of S$65.2 million (2000: nil), being the Group's share of Astra's post-acquisition reserves, the distribution of which is subject to the terms of Astra's loan restructuring agreement.

32 RELATED PARTY TRANSACTIONS

In addition to the related party information shown elsewhere in the financial statements, the following significant related party transactions took place during the financial year at terms agreed between the parties concerned:

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
(a) With associates and joint ventures:				
Purchase of goods and services	(2.5)	(4.0)	—	—
Reimbursement to the Company for cost of management services	0.1	0.1	0.1	0.1
Sale of goods and services	399.9	493.0	—	—
Commission and incentives earned	2.8	2.9	—	—
(b) With directors at commercial terms:				
Purchase of goods and services	(0.1)	—	(0.1)	—
(c) With related companies of substantial shareholders of the Company:				
Purchase of goods and services	(30.5)	(41.3)	—	(0.1)
Insurance premium paid	(1.8)	(5.9)	—	—
Interest paid	(2.0)	(2.0)	—	—
Rental paid	—	(0.1)	—	(0.1)
Secondment costs	(0.6)	(0.8)	(0.6)	(0.6)
Sale of 50% stake in Selangor Ice Company Sdn Bhd	—	11.8	—	11.8
Rental income	5.8	4.8	—	—
Sale of goods and services	0.3	0.7	—	—
Interest received	0.1	0.1	—	—
Commission income	0.2	0.2	—	—

33 COMMITMENTS

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
(a) Capital commitments				
Approved and contracted	0.8	0.1	—	—
Approved, but not contracted	0.1	—	—	—
	0.9	0.1	—	—

33 COMMITMENTS (continued)

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
(b) Commitments for property development expenditure				
Approved and contracted	145.6	35.2	—	—
Approved, but not contracted	140.3	185.2	—	—
	285.9	220.4	—	—

(c) Other commitments

Operating lease commitments

Operating lease commitments with terms of more than one year are as follows:

	Group 2001 S$m	Group 2000 S$m	Company 2001 S$m	Company 2000 S$m
Lease rentals payable:				
Within one year	5.3	5.0	0.1	0.1
Between one and five years	10.1	11.0	0.1	0.2
After five years	3.0	4.2	—	—

Vehicle repurchase scheme

Sales agreements entered into with car rental companies which included commitments to buy back vehicles are as follows:

	Group 2001 S$m	Group 2000 S$m	Company 2001 S$m	Company 2000 S$m
Within one year	4.5	9.0	—	—
Between one and two years	—	4.6	—	—
	4.5	13.6	—	—

34 FINANCIAL INSTRUMENTS

(a) Forward foreign currency contracts

At 31 December 2001 the settlement dates on open forward contracts ranged between 1 and 4 months. The local currency amounts to be received and contractual exchange rates of the Group's outstanding contracts were:

	Group	
	2001 S$m	2000 S$m
US dollars at rates averaging S$1=US$0.5644 (2000: S$1=US$0.5654)	23.3	160.7
Deutschmarks at rates averaging S$1=DEM1.2545 in 2000	—	48.7
Australian dollars at rates averaging S$1=A$1.0513 (2000: S$1=A$1.0110)	4.8	1.5
Japanese Yen at rates averaging S$1=Yen68.92 (2000: S$1=Yen62.21)	32.6	45.4
Euros at rates averaging S$1=Euro 0.6339 (2000: S$1=Euro 0.6741)	0.1	10.7
Great British Pounds at rates averaging S$1=GBP 0.371 in 2001	0.4	—
	61.2	267.0

(b) Foreign currency options

At 31 December 2001, the open forward options were due within 2 months. The local currency amounts to be received and contractual exchange rates of the Group's outstanding options were:

	Group	
	2001 S$m	2000 S$m
US dollars at rates averaging A$1=US$0.535 (2000: A$1=US$0.5400)	70.3	71.1

34 FINANCIAL INSTRUMENTS (continued)

(c) Interest rate swaps

The Company and the Group have entered into interest rate swap contracts that entitle them to receive interest at fixed/floating rates on notional principal amounts and oblige them to pay interest at fixed/floating rates on the same amounts. The interest rate swaps allows the Company and the Group to raise long-term borrowings at floating rates and swap them into fixed rates that are lower than those available if they borrowed at fixed rates directly. It also allows the Company and the Group to swap fixed rate long-term borrowings to floating rate when interest rates falls. At 31 December 2001, the fixed interest rates ranged from 2.56% to 5.57% (2000: 3.59% to 6.63%) per annum and the floating rates ranged from 0.94% to 4.41% (2000: 2.73% to 6.42%) per annum.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts at 31 December were:

	Group		Company	
	2001 S$m	2000 S$m	2001 S$m	2000 S$m
Within one year	—	76.8	—	—
Between one and three years	400.8	195.0	210.0	195.0
After three years	95.0	50.0	95.0	50.0
	495.8	321.8	305.0	245.0

(d) Cross currency swap

The Group has entered into a cross currency swap contract that entitles it to receive Australian dollars for its borrowings in US dollars on which it is obliged to pay at quarterly intervals, interest at floating rates on the Australian dollars and receive interest at floating rates on the US dollars. The cross currency swap contract allows the Group to raise long term borrowings in US dollars, swap them into Australian dollars and pay floating interest rates on the Australian dollars. On maturity, the principal amounts are swapped back and the Group pays Australian dollars and receives US dollars.

At 31 December 2001, the Australian dollar floating interest rate was 5.38% per annum and the US dollar floating interest rate was 3.19% per annum. The remaining term, principal amount, the local currency amount to be received and rate of the Group's cross currency swaps were:

	Group	
	2001 S$m	2000 S$m
Two to three years:		
US dollars at rate A$1=US$0.50	4.7	—

34 FINANCIAL INSTRUMENTS (continued)

(e) Fair values

The fair values of the Company's and the Group's derivative financial instruments at the balance sheet date in 2001 were:

	Group S$m	Company S$m
Favourable interest rate swap contracts	0.5	—
Favourable foreign currency options	1.7	—
Favourable forward foreign currency exchange contracts	1.0	—
Unfavourable interest rate swap contracts	(7.7)	(7.0)
Unfavourable cross currency swap contract	(0.1)	—
Unfavourable forward foreign currency exchange contracts	(1.0)	—

35 CASH FLOWS FROM OPERATING ACTIVITIES

	Group	
	2001 S$m	2000 S$m
Operating profit	103.4	198.1
Adjustments for		
Depreciation and property, plant and equipment written off	14.9	14.9
Foreign exchange translation difference	(1.3)	(20.7)
Provision for diminution in value of other investments	0.8	2.3
Realisation of revaluation surplus upon sale of development properties	—	(0.6)
Profit on sale of property, plant and equipment	—	(0.8)
	14.4	(4.9)
Operating profit before working capital changes	117.8	193.2
Changes in development properties for sale (excluding interest capitalised during the period)	(150.0)	(18.1)
Changes in working capital		
Stocks	(20.7)	27.6
Debtors	4.8	31.4
Creditors	(23.4)	11.6
Retention money payable	1.2	(3.8)
Amounts owing by/(to) associates and joint ventures	(11.0)	1.1
	(49.1)	67.9
Cash flows from operating activities	(81.3)	243.0

36 DISPOSAL / ACQUISITION OF SUBSIDIARIES

In 2001, the Company disposed of 50% of its stake in its subsidiary, Audi Australia Pty Ltd. In 2000, the Company acquired a 100% stake in Truck Investments Limited and disposed of its 53.2% stake in its subsidiary, Cycle & Carriage Golden Star Company Limited. The fair value of the assets and liabilities disposed/acquired were as follows:

	Group	
	2001 S$m	2000 S$m
Property, plant and equipment	0.2	(4.2)
Net current assets	2.4	(23.3)
Net bank balance and cash	(1.6)	11.0
Deferred taxation	—	(0.1)
	1.0	(16.6)
Minority interests	(0.5)	(0.2)
	0.5	(16.8)
Goodwill on acquisition	—	(16.2)
Profit/(loss) on disposal of subsidiaries	6.3	(0.3)
Reserves realised on disposal of subsidiaries	0.4	—
Sale/(purchase) consideration	7.2	(33.3)
Net bank balance and cash	1.6	(11.0)
Cash inflow/(outflow) on disposal/acquisition net of cash acquired/disposed	8.8	(44.3)

37 CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the statement of cash flows comprise the following balance sheet amounts:

	Group	
	2001 S$m	2000 S$m
Bank and other liquid funds	97.1	93.7
Bank overdrafts	(0.5)	(11.2)
Bills payable	—	(0.2)
	96.6	82.3

38 PENSIONS

	Group	
	2001 S$m	2000 S$m
Fair value of plan assets held to meet future benefit payments	6.8	5.9
Present value of employees' accrued benefits	(5.8)	(3.7)
Excess of plan assets held to meet future benefit over the present value of employees' accrued benefits	1.0	2.2
Date at which the above were determined:		
Accrued benefits	1.1.01	1.1.98
Fair value of plan assets	31.12.00	31.12.99

The amounts recognised in the profit and loss account and included in staff costs (Note 5) were S$1.0 million (2000: S$1.1 million).

The actual return on plan assets was 1.9% per annum (2000: 6.1% per annum).

The principal actuarial assumptions used for accounting purposes were:

	2001 %	2000 %
Discount rate	8	8
Expected return on plan assets	8	8
Future salary increases	6	7

The superannuation fund of a subsidiary which operates a defined benefit plan is in the process of being wound down with existing investments drawn down. Member balances are to be transferred to a master trust fund run by a fund manager upon completion of legal and statutory requirements of winding down the existing fund. Members' contributions from 1 January 2002 will be made to the new fund.

39 CONTINGENT LIABILITIES

(a) The Company has given corporate guarantees to secure bank facilities and term notes for certain subsidiaries totalling S$284.2 million (2000: S$290.4 million) (Note 26).

(b) A subsidiary has given indemnities to financial institutions for guarantees issued on behalf of other subsidiaries amounting to S$4.4 million (2000: S$2.8 million).

40 SUBSEQUENT EVENTS

On 25 January 2002, the Company's wholly owned subsidiary, Cycle & Carriage (Mauritius) Limited purchased 6,505,914 shares in PT Astra International Tbk ("Astra") for US$1.3 million and on 15 February 2002, another 27,000,000 shares were purchased for US$6.7 million, thereby increasing its stake in Astra to 31.96%.

41 COMPARATIVE FIGURES

As explained in Note 2 of the financial statements, due to the adoption of several new or revised accounting standards during the current year, certain comparative figures have been restated to conform with this financial year's presentation.

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES
(Incorporated in Singapore)

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The details of subsidiaries of Cycle & Carriage Limited are as follows:

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/ directors' valuation	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Singapore						
• Cycle & Carriage Industries (1986) Pte Limited	Distribution and retailing of vehicles and provision of after-sales services	Singapore	100	100	44.2	44.2
• Cycle & Carriage Automotive Pte Limited	Distribution and retailing of vehicles and provision of after-sales services	Singapore	100	100	1.9	1.9
• Cycle & Carriage(Proton) Pte Limited	Distribution and retailing of vehicles and provision of after-sales services and investment holding	Singapore	100	100	2.3	2.3
• Cycle & Carriage Kia Pte Ltd	Distribution and retailing of vehicles and provision of after-sales services	Singapore	100	100	1.0	1.0
• Cycle & Carriage (Australia) Pte Ltd	Investment holding	Singapore	100	100	86.4	86.4
• CCL Indo-China Investments Pte Ltd	Investment holding	Singapore	100	100	3.1	3.1
• CCL Myanmar Pte Ltd	Dormant	Singapore/ Myanmar	71	71	—	—
• CCL Properties (Holdings) Pte Limited	Investment holding	Singapore	79.3	79.3	—	—
• CCL Properties (Hillview) Pte Limited	Property holding and property development	Singapore	79.3	79.3	—	—
• MCL Land Limited (Quoted on the Singapore Exchange)	Investment holding	Singapore	59.7	59.7	518.1	518.1
• MCL Land (78 SW) Pte Ltd	Development of property for investment and property owner	Singapore	59.7	59.7	—	—

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/ directors' valuation	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Singapore - continued						
• MCL Land Acreage Pte Ltd	Dormant	Singapore	59.7	59.7	—	—
• MCL Land (Juniper) Pte Ltd	Development of property for investment and property owner	Singapore	59.7	59.7	—	—
• MCL Land (Changi) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Changi 2) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Belmont) Pte Ltd	Dormant	Singapore	59.7	59.7	—	—
• Malayan Credit Development Private Limited	Under members' voluntary liquidation	Singapore	59.7	59.7	—	—
• Malayan Credit (Balmoral) Pte Ltd	Under members' voluntary liquidation	Singapore	59.7	59.7	—	—
• MCL Land Estate Services Pte Ltd	Under members' voluntary liquidation	Singapore	59.7	59.7	—	—
• MCL Land Holdings Pte Ltd	Property owner	Singapore	59.7	59.7	—	—
• MCL Land (Property Management) Pte Ltd	Consultants and managers of real estate	Singapore	59.7	59.7	—	—
• MCL Land (Bukit Panjang) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Holland) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Serangoon) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Balmoral 2) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Grange) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Robertson Quay) Ltd	Property development	Singapore	59.7	59.7	—	—

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/ directors' valuation	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Singapore - continued						
• MCL Land (Seletar Springs) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Serangoon 2) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• Kedron Investments Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• Caseldine Investments Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Devonshire) Pte Ltd	Property development	Singapore	59.7	59.7	—	—
• MCL Land (Warren) Pte Ltd (formerly known as Cuxhaven Pte Ltd)	Property development	Singapore	59.7	59.7	—	—
• Baytex Investments Pte Ltd	Investment in unquoted shares	Singapore	59.7	59.7	—	—
• Finnerbest Pte Ltd	Dormant	Singapore	100	100	Nominal	Nominal
Malaysia						
◆ Cycle & Carriage (Malaysia) Sdn Berhad	Retailing of vehicles, provision of after-sales services and hire purchase financing	Malaysia	84.5	84.5	12.6	12.6
◆ CCL Group Properties Sdn Berhad	Investment holding	Malaysia	79.3	79.3	56.6	56.6
◆ CCL (Malaysia) Properties Sdn Berhad	Investment holding	Malaysia	79.3	79.3	—	—
◆ CCL (Cyclecarri) Properties Sdn Berhad	Property holding and property development	Malaysia	79.3	79.3	—	—
◆ CCL (Weld) Properties Sdn Berhad	Property holding and property development	Malaysia	79.3	79.3	—	—

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/ directors' valuation	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Malaysia - continued						
◆ Century Gardens Sdn. Berhad	Property development	Malaysia	41.8	41.8	—	—
◆ Pantai View Sdn. Bhd.	Development of property for investment and property owner	Malaysia	41.8	41.8	—	—
◆ Malayan Credit Hotel Holdings (M) Sendirian Berhad	Under members' voluntary liquidation	Malaysia	59.7	59.7	—	—
Thailand						
◆ Cycle & Carriage (Thailand) Limited	Retailing of vehicles and provision of after-sales services	Thailand	100	100	—	—
◆ Automobile Holdings (Thailand) Limited	Investment holding	Thailand	100	100	—	—
Australia						
◆ Hyundai Automotive Distributors Australia Pty Ltd	Importation and distribution of Hyundai cars, parts and accessories	Australia	100	100	—	—
◆ Astre Superannuation Pty Ltd	Corporate trustee of HADA Superannuation Fund	Australia	100	100	—	—
◆ Cycle & Carriage Automotive Services Pty Ltd (formerly known as CJADA Pty Limited)	Sales of parts and accessories and provision of warehousing services	Australia	100	100	—	—
◆ Audi Australia Pty Ltd	Importation and distribution of Audi vehicles, parts and accessories	Australia	*	100	—	—
◆ Cycle & Carriage Properties Pty Ltd (formerly known as Astre Properties Pty Ltd)	Property holding	Australia	100	100	—	—
◆ Cycle & Carriage Finance Pty Ltd (formerly known as AAG Finance Pty Ltd)	Marketing of wholesale and retail finance to motor dealerships	Australia	55	55	—	—

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/ directors' valuation	
			2001 %	2000 %	2001 S$m	2000 S$m
New Zealand						
• *Truck Investments Limited*	Investment holding	New Zealand	100	100	33.4	33.4
• Hino Distributors (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	100	100	—	—
• Motor Truck Distributors (NZ) Ltd	Import, assembly and sales of new and used trucks	New Zealand	100	100	—	—
• ERF MAN Western Star (NZ) Ltd (formerly known as ERF Sales & Service Ltd)	Import, assembly and sales of new and used trucks	New Zealand	100	100	—	—
• Truck Stops (NZ) Ltd	Workshop service and parts supply	New Zealand	100	100	—	—
• Palmerston North Motors Wholesale Ltd	Dormant	New Zealand	100	100	—	—
• Cycle & Carriage (North Shore) Limited	Property holding and wholesaling of used vehicles	New Zealand	100	100	1.0	1.0
• Cycle & Carriage (Pakuranga) Limited	Retailing of vehicles and provision of after-sales services	New Zealand	100	100	0.5	0.5
• Cycle & Carriage (Wellington) Limited	Retailing of vehicles	New Zealand	100	100	1.0	1.0
• Cycle & Carriage (City) Limited	Retailing of vehicles and provision of after-sales services	New Zealand	100	100	4.8	4.8
• Astre New Zealand Pty Ltd	Dormant	New Zealand	100	100	—	—
Vietnam						
• CCL Saigon Joint Venture Company Limited	Dormant	Vietnam	65	65	2.6	2.6

CYCLE & CARRIAGE LIMITED AND SUBSIDIARIES

(Incorporated in Singapore)

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Company's investment in ordinary shares at cost/ directors' valuation	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Mauritius						
◆ Cycle & Carriage (Mauritius) Limited	Investment holding	Mauritius	100	100	Nominal	Nominal
					769.5	769.5

- • Audited by PricewaterhouseCoopers, Singapore
- ◆ Audited by associated firms of PricewaterhouseCoopers, Singapore
- * Audi Australia Pty Ltd, which was a wholly owned subsidiary in 2000, became an associate in 2001 as a result of the disposal of 50% of the stake held by Cycle & Carriage (Australia) Pte Ltd.

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

The details of the associates and joint ventures of Cycle & Carriage Limited are as follows:

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Group's investment in ordinary shares at cost	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Singapore						
@ UMF (Singapore) Limited	Leasing and hire purchase	Singapore	40	40	18.9	18.9
@ MTU Asia Pte Limited	Distribution of diesel engines and marketing of spare parts	Singapore	24.5	24.5	0.2	0.2
+• Ampang Investments Pte Ltd	Hotelier and the holding of properties for rental in Malaysia	Singapore/ Malaysia	40	40	Nominal	Nominal
@ Maritime Holdings Limited	Chartering of vessels and ship-building, repairing and related engineering work	Singapore	20	20	6.2	7.9
@ Poussain Pte Ltd	Property development	Singapore	29.9	29.9	16.0	16.0
• Masingtai Shanghai Properties Pte Ltd	Development of property for investment and property owner	Singapore/ People's Republic of China	11.9	11.9	19.3	16.3
@ Rutile Pte Ltd	Development of property for investment and property owner	Singapore	29.9	29.9	20.1	20.1
@ PMCL Pte Ltd	Development of property for investment and property owner	Singapore	29.9	29.9	20.1	20.1
@ Bodenheim Investments Pte Ltd	Development of property for investment and property owner	Singapore	29.9	29.9	0.5	0.5
• Cycle & Carriage Motor Dealer Pte Ltd	Retailing of vehicles	Singapore	50	27	1.5	0.4
@ Cycle & Carriage.Fulco Motor Dealer Pte Ltd	Retailing of vehicles	Singapore	30	30	0.4	0.4
• Republic Auto Pte Ltd	Retailing of vehicles	Singapore	40	40	0.4	0.4
@ Motormart Enterprises Pte Ltd	Retailing of vehicles	Singapore	50	—	0.7	—

PARTICULARS RELATING TO SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (continued)

Name of company	Principal activities	Country of incorporation/ place of business	Group's effective interest in equity		Group's investment in ordinary shares at cost	
			2001 %	**2000** %	**2001** S$m	**2000** S$m
Malaysia						
◆ Cycle & Carriage Bintang Berhad (Quoted on the Kuala Lumpur Stock Exchange)	Assembly, distribution, retailing of vehicles and provision of after-sales services	Malaysia	48.4	48.4	24.9	24.9
@ Golden Quantum Acres Sdn Bhd	Development of property for investment and property owner	Malaysia	29.9	—	2.6	—
Indonesia						
◆ PT Astra International Tbk (Quoted on the Jakarta and Surabaya Stock Exchanges)	Assembly, distribution and retailing of vehicles and motorcycles, provision of after-sales services, agribusiness, woodbased, heavy equipment, information technology & consumer goods	Indonesia	30.9	31.1	664.3	664.3
Australia						
◆ Audi Australia Pty Ltd	Importation and distribution of Audi vehicles, parts and accessories	Australia	50	*	9.4	—
Vietnam						
@ Autostar Limited	Dormant	British Virgin Islands/ Vietnam	35	35	1.2	1.2
					806.7	791.6

+ The operations of Ampang Investments Pte Ltd and its subsidiary company are financed by a long term bank loan and advances from the shareholders.
• Audited by PricewaterhouseCoopers, Singapore
◆ Audited by associated firms of PricewaterhouseCoopers, Singapore
@ Audited by firms other than PricewaterhouseCoopers
* Audi Australia Pty Ltd, which was a wholly owned subsidiary in 2000, became an associate in 2001 as a result of the disposal of 50% of the stake held by Cycle & Carriage (Australia) Pte Ltd .

Unaudited Financial Statements of CCL and the CCL Group for the 6 Months Ended 30 June 2002

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Six months ended 30 June	Note	Unaudited 2002 S$m	2001 S$m	Change %
Turnover	3	**2,378.7**	2,276.6	4
Less: Share of associates' and joint ventures' turnover		**(1,170.2)**	(923.0)	27
Group turnover		**1,208.5**	1,353.6	- 11
Cost of sales		**(1,088.3)**	(1,179.1)	- 8
Gross profit		**120.2**	174.5	- 31
Other operating income		**8.7**	4.1	112
Selling and distribution expenses		**(51.3)**	(67.5)	- 24
Administrative expenses		**(41.6)**	(41.2)	—
Other operating expenses		**(0.1)**	(1.5)	- 93
Operating profit		**35.9**	68.4	- 48
Share of associates' and joint ventures' results		**172.8**	48.7	255
Trading profit		**208.7**	117.1	78
Exceptional items	4	**51.4**	(56.1)	nm
Profit before interest	6	**260.1**	61.0	326
Net interest		**(11.7)**	(14.2)	- 18
Profit before taxation	3	**248.4**	46.8	431
Taxation	5	**(119.6)**	(16.3)	634
Profit after taxation		**128.8**	30.5	322
Minority interests		**(7.0)**	(4.9)	43
Profit attributable to shareholders	6	**121.8**	25.6	376

	Note	cts	cts	
Earnings per share				
– basic	1	**51.1**	10.9	369
– fully diluted	1	**51.0**	10.9	368
Earnings per share excluding exceptional items				
– basic	1	**52.2**	27.1	93
– fully diluted	1	**52.1**	27.1	92
Dividends per share (gross)		**3.0**	3.0	—
Net asset value per share		**S$4.01**	S$3.19	26
Profit after taxation as % of Group turnover		**10.7%**	2.3%	
Profit after taxation and minority interests as % of shareholders' funds		**12.7%**	3.4%	

Note: Certain comparatives have been restated to conform with this financial year's presentation.
nm – not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	Unaudited At 30.6.02 S$m	Audited 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**125.2**	127.1
Investment properties	**502.1**	532.3
Development properties	**465.1**	578.0
Interests in associates	**624.0**	408.8
Deferred tax assets	**17.3**	17.5
Goodwill	**9.3**	—
Other non-current assets	**20.9**	19.2
	1,763.9	1,682.9
Current assets		
Properties for sale	**69.2**	121.7
Stocks	**302.0**	374.7
Debtors	**190.4**	163.9
Tax recoverable	**0.9**	0.8
Bank and other liquid funds	**87.7**	97.1
	650.2	758.2
Total assets	**2,414.1**	2,441.1
Non-current liabilities		
Borrowings due after one year	**668.5**	713.5
Deferred tax liabilities	**5.7**	6.8
Non-current provisions	**17.7**	13.9
Other non-current liabilities	**3.7**	3.3
	695.6	737.5
Current liabilities		
Creditors	**158.1**	183.2
Provisions	**25.7**	32.1
Tax payable	**34.4**	46.2
Borrowings due within one year	**169.0**	252.7
	387.2	514.2
Total liabilities	**1,082.8**	1,251.7
Net assets	**1,331.3**	1,189.4
Financed by:		
Share capital	**238.6**	238.5
Reserves	**717.0**	567.4
Shareholders' funds	**955.6**	805.9
Minority interests	**375.7**	383.5
	1,331.3	1,189.4

Note: Certain comparatives have been restated to conform with this financial year's presentation.

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002						
Balance at 1 January						
– as previously reported		238.5	251.2	39.9	271.0	800.6
– *effect of adopting SAS 12 (revised)*	2	—	—	(0.3)	5.6	5.3
– as restated		238.5	251.2	39.6	276.6	805.9
Revaluation deficit on investment properties		—	—	—	(13.1)	(13.1)
Gain on dilution of interest in an associate		—	—	—	2.3	2.3
Share of an associate's revaluation surplus		—	—	7.1	—	7.1
Share of an associate's share premium		—	—	0.2	—	0.2
Translation difference		—	—	—	31.0	31.0
Net gains not recognised in profit and loss account		—	—	7.3	20.2	27.5
Profit attributable to shareholders		—	—	—	121.8	121.8
Total recognised gains for the financial period		—	—	7.3	142.0	149.3
Issue of shares		0.1	0.3	—	—	0.4
Balance at 30 June		238.6	251.5	46.9	418.6	955.6
2001						
Balance at 1 January						
– as previously reported		234.0	240.9	77.1	156.7	708.7
– effect of adopting SAS 12 (revised)	2	—	—	(0.3)	5.1	4.8
– as restated		234.0	240.9	76.8	161.8	713.5
Revaluation deficit on investment properties		—	—	(29.0)	—	(29.0)
Reserves realised on sale of an investment property		—	—	(8.2)	3.7	(4.5)
Reserves realised on sale of a subsidiary		—	—	—	0.4	0.4
Gain on dilution of interest in an associate		—	—	—	0.9	0.9
Share of an associate's gain on dilution		—	—	—	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000		—	—	—	(5.8)	(5.8)
Translation difference		—	—	—	15.4	15.4
Net gains/(losses) not recognised in profit and loss account		—	—	(37.2)	20.4	(16.8)
Profit attributable to shareholders		—	—	—	121.0	121.0
Total recognised gains/(losses) for the financial year		—	—	(37.2)	141.4	104.2
Dividends (net)		—	—	—	(26.6)	(26.6)
Issue of shares		4.5	10.3	—	—	14.8
Balance at 31 December		238.5	251.2	39.6	276.6	805.9

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (revised).

Cycle & Carriage Limited
Company Profit and Loss Account

Six months ended 30 June	Note	Unaudited 2002 S$m	2001 S$m	Change %
Turnover	3	**37.2**	49.3	*- 24*
Other operating income		**0.1**	0.1	—
Total income		**37.3**	49.4	*- 24*
Administrative expenses		**(3.2)**	(2.8)	*14*
Other operating income/(expenses)		**0.5**	(0.1)	*nm*
Operating profit		**34.6**	46.5	*- 26*
Exceptional item	4	**188.4**	(17.1)	*nm*
Profit before interest		**223.0**	29.4	*659*
Net interest		**(0.3)**	(0.2)	*50*
Profit before taxation		**222.7**	29.2	*663*
Taxation		**(8.0)**	(12.0)	*- 33*
Profit after taxation		**214.7**	17.2	*nm*

nm – not meaningful

Cycle & Carriage Limited
Company Balance Sheet

	Unaudited At 30.6.02 S$m	Audited 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**0.8**	0.6
Interests in subsidiaries	**1,463.0**	1,248.0
Interests in associates	**74.1**	72.6
	1,537.9	1,321.2
Current assets		
Debtors	**2.7**	2.6
Tax recoverable	**0.3**	—
Bank and other liquid funds	**24.3**	12.3
	27.3	14.9
Total assets	**1,565.2**	1,336.1
Non-current liabilities		
Borrowings due after one year	**395.0**	385.0
Deferred tax liabilities	**1.1**	1.3
	396.1	386.3
Current liabilities		
Creditors	**4.7**	5.6
Tax payable	**1.8**	0.8
Borrowings due within one year	**15.0**	15.0
	21.5	21.4
Total liabilities	**417.6**	407.7
Net assets	**1,147.6**	928.4
Financed by:		
Share capital	**238.6**	238.5
Reserves	**909.0**	689.9
Shareholders' funds	**1,147.6**	928.4

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	—	—	4.1	4.1
Profit attributable to shareholders	—	—	214.7	214.7
Total recognised gains for the financial period	—	—	218.8	218.8
Issue of shares	0.1	0.3	—	0.4
Balance at 30 June	238.6	251.5	657.5	1,147.6
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	—	—	(0.5)	(0.5)
Profit attributable to shareholders	—	—	52.9	52.9
Total recognised gains for the financial year	—	—	52.4	52.4
Dividends (net)	—	—	(26.6)	(26.6)
Issue of shares	4.5	10.3	—	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Six months ended 30 June	Unaudited 2002 S$m	Unaudited 2001 S$m
Operating profit	**35.9**	68.4
Adjustments for:		
Depreciation and amortisation	**7.4**	7.4
Foreign currency translation difference	**15.8**	(7.9)
	23.2	(0.5)
Changes in development properties	**85.2**	(162.7)
Changes in working capital	**36.7**	(40.3)
Cash flows from operating activities	**181.0**	(135.1)
Net interest paid	**(17.8)**	(16.6)
Income taxes paid	**(17.8)**	(29.3)
	(35.6)	(45.9)
Cash flows from investing activities		
Sale of property, plant and equipment	**1.5**	1.3
Purchase of property, plant and equipment	**(3.9)**	(4.9)
Purchase of shares in associates	**(14.7)**	(9.1)
Disposal of a subsidiary, net of cash disposed	**—**	8.7
Dividends received from associates	**4.6**	4.5
	(12.5)	0.5
Cash flows from financing activities		
Proceeds from issue of shares	**0.4**	—
Loans to minority shareholders and associates	**(0.2)**	(1.4)
Term loans	**(138.1)**	217.2
Dividends to minority shareholders	**(3.5)**	(3.4)
	(141.4)	212.4
Net change in cash and cash equivalents	**(8.5)**	31.9
Cash and cash equivalents at the beginning of the period	**96.6**	82.3
Effect of exchange rate changes	**(0.7)**	0.5
Cash and cash equivalents at the end of the period	**87.4**	114.7

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2002 which have been prepared in accordance with the accounting policies set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (revised) – Income Taxes as disclosed in note 2.

The basic earnings per share ("EPS") are computed based on weighted average number of ordinary shares in issue of 238.5 million during the period (2001: 234.0 million).

In computing the fully diluted EPS, share options whose exercise prices are equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of EPS on a fully diluted basis is 238.8 million (2001: 234.0 million).

2 Change in accounting policy

With effect from 1 January 2002, the Group adopted the SAS 12 (revised) - Income Taxes under which deferred income tax is provided in full, using the liability method and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.3 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

3 Turnover and profit

Six months ended 30 June		**Group**			**Company**	
	2002 **S$m**	2001 S$m	*Change* *%*	**2002** **S$m**	2001 S$m	*Change* *%*
Turnover includes:						
Investment income	—	—	—	**36.4**	48.6	*- 25*
Profit before taxation is determined after including:						
Exceptional items	**51.4**	(56.1)	*nm*	**188.4**	(17.1)	*nm*
Depreciation and amortisation	**(7.4)**	(7.4)	—	**(0.1)**	(0.1)	—
Interest expense	**(12.7)**	(15.9)	*- 20*	**(8.8)**	(9.8)	*- 10*
Interest income	**1.0**	1.7	*- 41*	**8.5**	9.6	*- 11*
Net exchange gain/(loss)	**0.3**	(0.4)	*nm*	**0.2**	—	*100*

4 Exceptional items

The exceptional items included in the profit before taxation are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**63.3**	(65.3)	—	—
Profit on sale of an associate's investment	**0.5**	—	—	—
Exchange losses on loans to subsidiaries	**(12.4)**	—	**(2.3)**	—
Provision written back by a subsidiary for foreseeable losses on certain development properties	—	3.3	—	—
Profit on sale of shares in a subsidiary	—	5.9	—	—
Writeback in provision/(provision) for amount owing by a subsidiary	—	—	**190.7**	(17.1)
	51.4	(56.1)	**188.4**	(17.1)

The exceptional items included in the profit after taxation and minority interests are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**44.3**	(45.7)	—	—
Profit on sale of an associate's investment	**0.5**	—	—	—
Exchange losses on loans to subsidiaries	**(12.4)**	—	**(2.3)**	—
Provision for tax in an associate	**(35.0)**	—	—	—
Provision written back by a subsidiary for foreseeable losses on certain development properties	—	1.9	—	—
Profit on sale of shares in a subsidiary	—	5.9	—	—
Writeback in provision/(provision) for amount owing by a subsidiary	—	—	**190.7**	(17.1)
	(2.6)	(37.9)	**188.4**	(17.1)

5 Taxation

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses, temporary differences and the set off of losses in certain subsidiaries against the profits of other subsidiaries as allowed by the Group tax relief.

A provision of S$35.0 million was made for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The Group's tax charge in 2002 included a writeback of S$0.5 million in respect of prior years' tax due to changes in statutory tax rates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park, an investment property, in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a six-year time limit for the IRAS to raise additional assessment. MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary. MCLA is still waiting for IRAS to revert on the objection.

6 Segment information

Six months ended 30 June	Turnover		Profit before interest		Profit attributable to shareholders	
	2002 S$m	2001 S$m	**2002 S$m**	2001 S$m	**2002 S$m**	2001 S$m
Analysis by activity :						
Motor	**1,284.2**	1,448.6	**39.7**	73.1	**25.8**	48.4
Property	**191.5**	74.8	**16.6**	12.1	**9.6**	5.0
Astra	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Other interests	**49.1**	36.4	**—**	(0.6)	**(9.0)**	(10.0)
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**—**	—	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6
Analysis by geographical location :						
Singapore	**829.4**	994.6	**24.1**	60.8	**7.7**	32.3
Malaysia	**152.3**	123.0	**18.0**	16.0	**11.4**	9.5
Indonesia	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Australasia	**527.9**	427.6	**14.2**	7.8	**7.3**	1.6
Others	**15.2**	14.6	**—**	—	**—**	—
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**—**	—	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6

7 Group borrowings

	At 30.6.02 S$m	At 31.12.01 S$m
Repayable within one year		
– secured	**87.0**	211.2
– unsecured	**82.0**	41.5
Repayable after one year		
– secured	**173.2**	208.5
– unsecured	**495.3**	505.0
	837.5	966.2

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,493,100 as at 30 June 2002 (31.12.01: 2,453,500).

Between 31 December 2001 and 30 June 2002, there have been no rights, bonus or equity issues except that 14,000 and 112,560 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227, respectively, per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

9 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2002 and the date of this report except that on 12 July 2002, Jardine Strategic Holdings Limited ("JSH") which owns a 29.13% interest in Cycle & Carriage announced that:

(1) it proposed to make, subject to fulfilment of the pre-condition mentioned below, a voluntary conditional cash partial offer for the Company at an offer price of S$4.76 per share that will result in the increase of its shareholding interest in the Company to 50.2%. The making of the partial offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad, which owns a 21.13% interest in the Company receives its independent shareholders' approval for the disposal of all or part of its interest in the Company pursuant to the partial offer. Following fulfilment of the pre-condition, the partial offer would be conditioned on JSH receiving, (i) acceptances in respect of such number of shares in the Company as to enable JSH to increase its shareholding in the Company to not less than 50.2% (the "Offer Shares"); (ii) approval of the partial offer by shareholders of the Company (excluding JSH, its concert parties and their associates) representing more than 50% of the valid votes received; and (iii), if required, approval of JSH's shareholders for the partial offer. The Company's shareholders may accept the partial offer in respect of all or any part of their shareholdings. Acceptances in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd lot shareholdings; and

9 **Others** (continued)

(2) it was making a voluntary unconditional cash offer for the remaining 40.29% in MCL Land Limited not already owned by the Company in its 59.71% subsidiary, at an offer price of S$1.09 per MCL Land share.

10 **Closure of books**

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 August 2002 to 19 August 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 15 August 2002 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 27 September 2002. The interim dividend will be paid on or about 27 September 2002.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore

31 July 2002

COMPANIES LISTED ON THE SGX-ST WHICH WERE SUBJECTS OF RECENT SUCCESSFUL NON-PRIVATISATION AND PRIVATISATION TRANSACTIONS

1. Mayfran International Ltd manufactures and sells cushions, bedlinens, pillows, bolsters, household textiles and related products. It is also engaged in the sale and manufacture of perforated polyethylene film for use in the manufacture of disposable sanitary napkins and panty liners as well as the trading of related hygienic materials and equipment for the disposable sanitary napkins industry.

2. CWT Distribution Limited and its subsidiaries provide warehousing, logistic, transportation, port and container freight station, and engineering services, as well as operate a container port.

3. Keppel FELS Energy & Infrastructure Ltd ("Keppel FELS") and its subsidiaries constructs, fabricates and repairs offshore production facilities and drilling rigs. Keppel FELS also explores, develops and produces oil and gas, refines petroleum as well as markets and distributes crude oil and petroleum products. It also generates commercial power, provides engineering services and invests in properties.

4. Centrepoint Properties Ltd invests in and develops properties. The company's properties include shopping centers, commercial and residential buildings.

5. Times Publishing Limited ("Times") and its subsidiaries distributes books, artworks, directories, periodicals, magazines, recorded music, hi-fi accessories and multimedia products. Times also organises conferences and exhibitions and provides educational facilities.

6. Keppel Hitachi Zosen and its subsidiaries are principally engaged in ship repairing, shipbuilding and marine construction, marine contracting and the provision of tug boat services and ocean towage.

7. Inchcape Motors Limited and its subsidiaries' principal activities are the import, distribution and retail of automobiles, automotive e-commerce, business services, including refurbishment and remarketing, and financial services including consumer and dealer finance, insurance and leasing.

8. Ayala International Holdings Limited and its subsidiaries operate property development and investment, insurance sale, investment holding and dealing, nominee services and hire purchase financing.

9. Parkway Laboratory Services Limited provides diagnostic laboratory services such as clinical, pathology, and genetic laboratory services.

10. Medi-Rad Associates Limited owns and operates radiology clinics. The company provides diagnostic imaging, radiology consultancy, interpretative and X-ray scanning services and practices radiology medicine.

11. Industrial & Commercial Bank Limited is a full licence bank providing an extensive range of commercial banking and financial services through its network of 10 branches in Singapore.

12. Lung Kee Metal Holdings Limited and its subsidiaries are principally engaged in the design, manufacture and sale of mould bases and parts used to make moulds for the mass production of a wide variety of products.

13. Natsteel Broadway Ltd and its subsidiaries are principally engaged in the design and fabrication of plastic injection moulds and metal dies, the manufacture of plastic and metal components, and the assembly of consumer electronics, telecommunications, automotive electronics and office automation products.

14. Republic Hotels & Resorts Limited and its subsidiaries own and operate hotels.

15. Hind Hotels International Limited operates real estate development and investment.

16. Eltech Electronics Ltd provides contract manufacturing services to electronic equipment manufacturers in the US, Singapore and Malaysia. The company also provides project management and turnkey manufacturing services.

MASNET No. 66 OF 12.01.2001
Announcement No. 66

03 APR 23 AM 7:21


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Limited

Date of notice to company: 12/01/2001

Date of change of interest: 11/01/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Open market purchase

Shares held in the name of registered holder

No. of shares of the change: 3,000
% of issued share capital: 0.0012

Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee: $3.20 per share

No. of shares held before change: 3,174,000
% of issued share capital: 1.36

No. of shares held after change: 3,177,000
% of issued share capital: 1.36

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		60,781,378
% of issued share capital:		25.98
No. of shares held after change:		60,784,378
% of issued share capital:		25.98
Total shares:		60,748,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 60,784,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS

Submitted by Ho Yeng Tat, Group Company Secretary on 12/01/2001 to the SGX

MASNET No. 70 OF 31.01.2001
Announcement No. 70

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

ACQUISITION OF AN ADDITIONAL 23% INTEREST IN CYCLE & CARRIAGE MOTOR DEALER PTE LTD

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 31 January 2001 entered into a sale and purchase agreement to acquire from Mr Vincent Edward Low Kim Poh 350,750 shares of S$1 each ("Acquisition") in Cycle & Carriage Motor Dealer Pte Ltd ("CCMD"). The Acquisition represents 23% of the issued share capital in CCMD.

CCMD is part of Cycle & Carriage's retail network for Mercedes-Benz vehicles. Its other principal activities include the business of trading and sale of used cars, commission agency in relation to the provision of financing or hire purchase facilities and motor vehicle insurance.

The consideration for the Acquisition will be based on the audited net tangible asset value of CCMD for the financial year ended 31 December 2000. An initial sum of S$700,000 has been paid and the remaining purchase price will be paid on completion after the audited accounts of CCMD have been finalised. This is expected to take place in April 2001.

Prior to the Acquisition, CCL owned 27% of the issued share capital of CCMD. With the Acquisition, CCL's stake in CCMD will be increased to 50%. The Acquisition underlines CCL's commitment to further broaden its investment in the retail network in support of its core motor vehicles business. This will also allow it to strengthen its presence in the retail sector and provide the opportunity for CCL to add greater value to its investment.

The Acquisition is not expected to have an immediate significant impact on the earnings per share and net tangible asset per share of CCL.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect in the Acquisition.

Submitted by Ho Yeng Tat, Group Company Secretary on 31/01/2001 to the SGX

MASNET No. 42 OF 20.02.2001
Announcement No. 42

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF ASSOCIATED COMPANY

We append below the Quarterly Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange earlier today.


BINTANG

CYCLE & CARRIAGE BINTANG BERHAD
(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)
QUARTERLY REPORT

Quarterly report on consolidated results for the financial quarter ended 31/12/2000. The figures for the individual quarters have not been audited but figures for the cumulative quarters have been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/1999	CURRENT YEAR TO DATE 31/12/2000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/1999
		RM'000	RM'000	RM'000	RM'000
1 (a)	Turnover	126,295	84,309	661,073	467,836
(b)	Investment income	1	-	81	1
(c)	Other income including interest income	527	879	3,265	2,025
2 (a)	Operating profit before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	15,793	7,749	87,138	44,947
(b)	Interest on borrowings	(10)	(56)	(55)	(270)
(c)	Depreciation and amortisation	(1,799)	(1,615)	(6,367)	(7,083)
(d)	Exceptional items	-	-	-	-
(e)	Operating profit after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	13,984	6,078	80,716	37,594
(f)	Share in the results of associated companies	5,217	3,353	13,416	32,667
(g)	Profit before taxation, minority interests and extraordinary items	19,201	9,431	94,132	70,261
(h)	Taxation	(6,571)	(373)	(27,850)	(6,914)

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/1999	CURRENT YEAR TO DATE 31/12/2000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/1999
		RM'000	RM'000	RM'000	RM'000
(i)	(i) Profit after taxation before deducting minority interests	12,630	9,058	66,282	63,347
	(ii) Less minority interests	-	-	-	-
(j)	Profit after taxation attributable to members of the Company	12,630	9,058	66,282	63,347
(k)	(i) Extraordinary items	-	-	-	-
	(ii) Less minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(l)	Profit after taxation and extraordinary items attributable to members of the Company	12,630	9,058	66,282	63,347
3 (a)	Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any:-				
	(i) Basic (based on 97,704,833 (1999:97,201,000) weighted average number of ordinary shares) (sen)	12.9	9.3	67.8	65.2
	(ii) Fully diluted (based on 97,748,955 (1999:97,255,502) weighted average number of ordinary shares) (sen)	12.9	9.3	67.8	65.1

82-3163

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/12/2000	AS AT PRECEDING FINANCIAL YEAR END 31/12/1999
		RM'000	RM'000
1	Fixed Assets	92,187	91,660
2	Investment in Associated Companies	180,424	178,903
3	Long Term Investments	-	-
4	Intangible Assets	-	-
5	Current Assets		
	Stocks	381,308	166,162
	Trade Debtors	52,014	41,655
	Short Term Investments	-	-
	Cash	31,079	120,590
	Others - Other Debtors	864	845
	- Amount due from associated companies	9,803	598
		475,068	329,850
6	Current Liabilities		
	Short Term Borrowings	-	2,414
	Trade Creditors	143,773	68,476
	Other Creditors	147	117
	Provision for Taxation	25,162	2,881
	Others - Amount due to an associated company	-	33
	- Provision for liabilities and charges	14,187	6,776
	- Proposed Dividend	17,610	14,039
		200,879	94,736
7	Net Current Assets	274,189	235,114
		546,800	505,673
8	Shareholders' Funds		
	Share Capital	97,836	97,468
	Reserves		
	Share Premium	11,223	9,836
	Revaluation Reserve	[illegible]	[illegible]
	Capital Reserve		
	Statutory Reserve		
	Retained Profit	436,423	398,333
	Others	(2,347)	133
		546,752	505,570

To: SPH-BT/X1H5000/LST/MASNET/SG@MASNET, SPH-ST/X1H5000/LST/MASNET/SG@MASNET, SPH-ZB/X1H5000/LST/MASNET/SG@MASNET, SES Listings/Z264791/SES/MASNET/SG@MASNET, See Lay Hong/S447300/SBK/MASNET/SG@MASNET, Roger Malone/W970600/OTH/MASNET/SG@MASNET, Aikman Granitsas/W971591/OTH/MASNET/SG@MASNET, Jerry Norton/W961800/OTH/MASNET/SG@MASNET, Karen Voon/S451691/SBK/MASNET/SG@MASNET, Bloomberg - Data Dept/W962700/OTH/MASNET/SG@MASNET, Anna Lim Pheck Bee/S496900/SBK/MASNET/SG@MASNET, Tooh Hong Koon/W961891/OTH/MASNET/SG@MASNET, NG Kian Heng/SFD/MAS/SG@MAS
cc: C.C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Notice Of Change In Substantial Shareholder's Interests - Amended Copy

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

C.C - Fin 11-07-2001 02:20 PM

82-3163

9	Minority Interests	-	-
10	Long Term Borrowings	-	-
11	Other Long Term Liabilities - Deferred Taxation	48	107
		546,800	505,677
12	Net tangible assets per share (sen)	558.8	518.7

Notes

1 **Accounting Policies**
The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements except for the adoption of MASB 9 on Revenue, issued by the Malaysian Accounting Standards Board ("MASB"). As a result of the adoption of MASB 9, sales tax and excise duty elements have been excluded from turnover. Consequently, the comparative figures have been restated in accordance with the new policy.

2 **Exceptional Items**
There were no exceptional items for the current financial year to date.

3 **Extraordinary Items**
There were no extraordinary items for the current financial year to date.

4 **Taxation**
Taxation comprises:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/1999	CURRENT YEAR TO DATE 31/12/2000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/1999
	RM'000	RM'000	RM'000	RM'000
Current	7,938	-	27,446	-
Prior years (over)/under provision	(1,775)	45	(1,775)	45
Share of tax in associated companies	467	310	2,238	6,851
Deferred taxation	(59)	18	(59)	18
	6,571	373	27,850	6,914

Taxation for the Group is higher than the statutory tax rate due to certain expenses not deductible for tax purposes.

5 **Pre-acquisition Profits**
There were no pre-acquisition profits for the current financial year to date.

6 **Profits on Sale of Investments and / or Properties**
There were no profits on any sale of investments or properties for the current financial year to date.

7 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities for the current financial year to date;

(b) Investments in quoted shares as at 31 December 2000 were as follows:-

		RM'000
(i)	At cost	1
(ii)	At carrying value/book value	1
(iii)	At market value	19

8 **Changes in the Composition of the Group**
There were no changes in the composition of the Group for the current financial year to date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

9 **Status of Corporate Proposals**

On 20 January 2000, the Company announced that it has entered into a settlement agreement with Park May Berhad ("PMB") and two other unsecured main suppliers of PMB. The settlement involved the conversion of RM11.9 million of debts owing by PMB into equity related investments in PMB. In November 2000, 90% of the outstanding debts were converted into irredeemable convertible unsecured loan stocks ("ICULS") with zero coupon rate. The ICULS shall be convertible into ordinary shares in PMB one year after issuance at RM1.90 per ICULS. The remaining 10% of the debts are expected to be converted into PMB shares before end of February 2001 at a conversion price of RM1.39 per share.

Other than those disclosed, there were no corporate proposals announced but not completed at the date of issue of this quarterly report.

10 **Seasonal or Cyclical Factors**

There were no major seasonal or cyclical factors affecting the motor industry.

11 **Repayment of Debts and Dealing in Own Shares**

During the financial year ended 31 December 2000, 368,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's previous Senior Executives' Share Option Scheme. The Scheme expired on 12 June 2000.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year to date.

12 **Group Borrowings and Debt Securities**

There were no borrowings and debt securities as at 31 December 2000.

13 **Contingent Liabilities**

There were no material contingent liabilities at the date of issue of this quarterly report.

14 **Off Balance Sheet Financial Instruments**

In applying the Company's risk management strategy, the Company manages its exposure to foreign currency rate movements of its financial liabilities through the use of currency forward contracts with creditworthy financial institutions. Virtually all foreign currency contracts are denominated in Euro and Yen. Although the Company may be exposed to losses in the event of market rate fluctuations, it does not anticipate significant losses due to the nature of its hedging arrangements.

As at 31 December 2000, the open position of foreign currency forward contracts entered into by the Company was RM90.7 million, out of which RM33.5 million has been closed as at 14 February 2001. The total amount of foreign currency forward contracts entered into after 31 December 2000 by the Company was RM39.4 million, of which RM37.0 was still outstanding as at 14 February 2001.

15 **Material Litigation**

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. The debts have already been fully provided in the accounts in prior years.

16 **Segment Reporting**

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

17 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM19.2 million in the fourth quarter of 2000, which was RM143,000 lower than the preceding quarter's results. This was due to lower vehicle sales especially on the C-class phased out models as sales were restricted to the limited stocks on hand. The new C-class models will be available in CKD form in the second quarter of 2001. Besides that, Mazda commercial vehicle sales in December were also affected by low availability of assembled stocks. The stock situation should normalise in the first quarter of 2001.

The assembly activities of the Group's subsidiaries have reduced in this quarter due to the phasing out of the old C-class models.

The share of results from associated companies was higher than the preceding quarter as included in the results of the Group's 40% owned associate, CCL Group Properties Sdn Berhad was a reversal of revaluation deficit on one of its investment properties in Malaysia.

18 Review of Results

The improved economic environment has enabled the Group to achieve a 41% increase in turnover to RM661 million in 2000 which was translated into a 34% increase in consolidated profit before tax of RM94.1 million. Of this profit, 86% or RM80.7 million was derived from the Company and its subsidiaries whereas the remaining 14% of the profit was contributed by the Group's associated companies. Contributions by the Company and its subsidiaries have more than doubled that of 1999. On the other hand, the share of contributions from associated companies has fallen by 59% to RM13.4 million.

Mercedes-Benz passenger car operation continued to be the mainstay of the Group's operations and contributed the bulk of the increase in profit as vehicle sales strengthened in the first three quarters of the year in tandem with the recovery of the economy and the motor vehicle industry. Mercedes-Benz passenger car sales commanded an increase in overall market share of the luxury segment from 14% in 1999 to 18% in 2000, with both the E-class and the S-class models leading their respective market segments. The buoyant sales in the first three quarters of 2000 have tapered slightly as the economic growth eased in the fourth quarter.

Contribution from Mercedes-Benz commercial vehicle operation which competes mainly in the bus segment has remained small. This is because despite the much improved economic situation, many operators are either in the midst of financial restructuring or still unable to resolve their financial woes brought about by the previous financial crisis. Vehicle purchasing or replacement decisions have been postponed due to restricted funding capacity worsened by the cautious stance taken by most financial institutions in financing the purchases of heavy commercial vehicles.

The performance of the Mazda vehicle operations has improved, especially with the introduction of the new 4 X 4 Double Cab, Fighter model in April 2000. Mazda after-sales operations have also improved as the economy continued with its recovery.

The contributions from associates were lower mainly due to a fall of 64% in contribution from the Group's 40% owned associate, CCL Group Properties Sdn Berhad ("CCLGP"). CCLGP's higher profit in 1999 was contributed by its MeraWoods property development in Singapore which was completed in March 1999. CCLGP's contributions in 2000 consisted mainly of property rental income, property revaluation surplus and income from the disposal of a piece of undeveloped land in Singapore. The Group's 30% owned associate, Cycle & Carriage (Malaysia) Sdn Berhad, on the other hand, has maintained its performance.

In the opinion of the Directors, the year-to-date results of the Group have not been affected by any item, transaction or event of a material or unusual nature. No significant trend or event affecting the results of the Group has occurred between 31 December 2000 and the date of issue of this quarterly report.

19 Prospects

Global economic slow down could well affect the market conditions in Malaysia. Barring a hard landing scenario, the Group is in a strong competitive position to sustain a reasonably positive result.

20 Variance of Actual Profit from Forecast Profit

Not applicable.

21 **Dividend**

(a) A final ordinary dividend has been recommended;

		Sen
(b)	(i) amount per share	25.0
	(ii) previous corresponding period	20.0
	(iii) Total dividend for the current financial year	40.0

(The above dividend per share is before tax, the dividend will be paid net of income tax of 28%)

(c) Date payable 1 June 2001

(d) *In respect of deposited securities, entitlement to dividends will be determined on the basis of a record* of depositors as at 11 May 2001

22 **Other Development**

As reported previously, Daimler Chrysler AG has been pursuing an active participation in the wholesale business in various countries in the region. Daimler Chrysler AG has indicated their interest in participating in the Mercedes-Benz wholesale business in Malaysia. At the date of this report, there was no significant development yet on the matter.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 20 FEBRUARY 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 20/02/2001 to the SGX

MASNET No. 26 OF 21.02.2001
Announcement No. 28

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2000 PROFIT AND DIVIDEND ANNOUNCEMENT

GROUP HIGHLIGHTS

	Year ended 31 December		
	2000	1999	*Change %*
Turnover	**S$4,588 m**	S$2,855 m	*61*
Trading profit	**S$ 291 m**	S$ 156 m	*86*
Profit attributable to shareholders	**S$ 100 m**	S$ 113 m	*- 11*
Profit attributable to shareholders excluding exceptional and extraordinary items	**S$ 173 m**	S$ 98 m	*76*
Earnings per share excluding extraordinary items	**31.2 cts**	46.2 cts	*- 32*
Earnings per share excluding exceptional and extraordinary items	**73.9 cts**	41.9 cts	*76*
Dividends per share - normal	**17.0 cts**	20.0 cts	*- 15*
- special	**-**	10.0 cts	*nm*
	At 31.12.00	At 31.12.99	
Shareholders' funds	**S$ 686 m**	S$1,229 m	*- 44*
Net asset value per share	**S$2.93**	S$5.25	*- 44*

nm - not meaningful

RESULTS

The Board of Directors announced today an unaudited consolidated profit attributable to shareholders of S$100.3 million for the year ended 31 December 2000 compared to S$113.2 million in 1999. This was supported by a strong performance from the Mercedes-Benz business in Singapore. Profits also improved in the major markets of Malaysia and Australia. The Group's property interests showed a decline as the highly profitable MeraWoods project was completed in early 1999. Astra had a strong trading performance in Indonesia. This was unfortunately more than offset by losses on exchange arising from Astra's foreign currency debt and a provision made for the diminution in the value of investment in PT Bank Universal Tbk. An extraordinary profit of S$27.2 million arose from the restructuring of Astra's Honda motorcycle activities and the sale of the Group's interest in Selangor Ice Company in Malaysia which was in line with the strategy of exiting non-core operations.

Primarily as a result of the Astra acquisition, the Group's net debt increased to S$677.7 million at 31 December 2000, from the level of S$91.3 million at the end of the previous year. The goodwill arising on the Astra acquisition (the difference between the purchase price and the share of the fair value of tangible net assets of Astra) was written off directly to reserves in line with the Group's accounting policy. This has reduced the Group's net tangible asset value from S$1,228.8 million at 31 December 1999 to S$685.6 million at 31 December 2000.

The earnings per share were 73.9 cents, excluding the exceptional and extraordinary items, compared

DIVIDEND

The Directors recommend a final dividend of 12 cents or 12% (1999: 15 cents or 15%) per share, less income tax at 25.5% (1999: 26%), which, together with the interim dividend of 5 cents or 5% per share, will make a total dividend in respect of 2000 of 17 cents or 17% per share.

The final dividend, if approved by shareholders at the Annual General Meeting of the Company to be held on 3 May 2001, will be paid on a date to be announced. The Books Closure Date to determine the entitlement of the proposed dividend will also be announced at a later date.

The Directors are proposing to recommend a scrip dividend scheme which will allow shareholders to elect to receive dividend in scrips. The scrip dividend scheme is subject to the approval of the Singapore Stock Exchange Securities Trading Limited and the shareholders of the Company at an extraordinary general meeting to be convened.

CORPORATE EVENTS

January
Cycle & Carriage was appointed the sole distributor of Kia passenger and commercial vehicles in Singapore by Kia Motors Corporation of Korea.

March
Cycle & Carriage acquired an initial 24.9% stake in PT Astra for US$309.4 million through a successful tender as part of a consortium which acquired a 41.1% interest in the company offered for sale by the Indonesian Bank Restructuring Agency. A further 6.4% was later acquired for US$70.9 million.

Cycle & Carriage acquired a 100% interest in Truck Investments in New Zealand for NZ$39.1 million. Truck Investments distributes a variety of trucks which includes Hino, Renault, ERF, Mack, Western Star and MAN and operates a chain of truck service facilities throughout New Zealand.

April
To spearhead its expansion in Malaysia, Cycle & Carriage's subsidiary, MCL Land, entered into a joint venture agreement with PGK Sdn Bhd, a member of Landmarks Berhad Group to acquire land for residential cum commercial developments in the township of Wangsa Maju, Kuala Lumpur.

October
MCL Land together with a joint venture partner, Ho Bee Developments Pte Ltd acquired two adjoining 99-year lease land parcels with an area of 331,700 sq ft for S$220.0 million at Serangoon View and Hougang Avenue 7 on which a 725-unit high rise condominium will be developed.

November
Jardine Strategic announced a mandatory takeover offer for Cycle & Carriage Limited at a price of S$3.30 per share. The independent directors supported by independent adviser, Vickers Ballas recommended that shareholders with a long-term view of their investment in the Group and who are confident of the long-term prospects of the Group do not accept the offer.

Cycle & Carriage announced the completion of the sale of its 50% owned associated company, Selangor Ice Company for RM26.0 million.

December
The takeover offer was unsuccessful at the close of the offer as insufficient acceptances were received to reach the conditional acceptance level of more than 50% including the shares Jardine Strategic and its concert parties already held before the offer.

OPERATIONS REVIEW

Motor

Earnings from the motor operations at S$119.3 million, were almost double the profits of 1999 due to improved performances in all the Group's major markets, particularly in Singapore.

The Singapore passenger car market had strong growth of 51% to 58,117 units due to an increase in the number of Certificates of Entitlement ("COE") that were made available. Earnings for the Singapore motor operations increased by 98% on 1999 to S$99.8 million, despite a decline in market share of the passenger car market to 17% for the year.

Mercedes-Benz passenger car sales of 3,256 units were supported by continuing strong demand for the S-Class and the recently launched new C-Class although only limited C-Class deliveries were possible in 2000. Mitsubishi and Proton both reflected increases in sales, albeit at a slower rate than the overall market, with sales of 4,298 units and 1,498 units respectively. The new Mitsubishi Lancer was only launched in September 2000 and had limited deliveries in 2000. The recently acquired Kia franchise got off to a satisfactory start with sales of 1,022 units for the eight months since the commencement of the operations.

Commercial vehicle sales grew strongly in line with the market which increased by 100%. Mercedes-Benz commercial vehicle sales increased by 116% while Mitsubishi commercial vehicle sales increased by 113%. Despite very keen competition between motor distributors, margins for the Group were satisfactory for both passenger and commercial vehicle sales with Mercedes-Benz margins being enhanced by the weak Euro.

The Singapore Mercedes-Benz operations have been restructured to be a retail and after-sales function only. Staff dedicated to the import function were transferred to DaimlerChrysler which assumed responsibility for managing the import activities. The cost base of the retail operation was reviewed to ensure that it was consistent with the lower level of margins which will be earned in the future.

In Malaysia, Cycle & Carriage Bintang benefited from the continued recovery in the passenger car market. The passenger car market increased by 18% while sales of Mercedes-Benz passenger cars grew by 21%. Local assembly has now commenced for the S-Class and the new C-Class will also be assembled in Malaysia in 2001.

Cycle & Carriage Bintang profits excluding its interest in its associates, CCL Group Properties and Cycle & Carriage (Malaysia), were RM55.1 million, a 47% increase over the previous year due to improved margins. Tax became payable again following the tax holiday of 1999. Cycle & Carriage (Malaysia), the Group's dealership business in Malaysia, also had a satisfactory year, although suffering from insufficient supply of certain popular models.

Cycle & Carriage Australia (previously Astre), the Group's distribution business in Australia continued its recovery. The Australian passenger car market declined by 1% to 553,673 units partly due to disruption caused by the introduction of GST on 1 July 2000. Sales of Hyundai fell by 3% to 45,584 units while Audi sales increased to 3,252 units. The expanded Hyundai product range has resulted in a better model mix and improved margins, enabling the company to compete more effectively in the market.

The Group's contribution from New Zealand reflected an improvement due to the acquisition of Truck Investments in March 2000 and an improved trading performance from the Group's dealership activities.

Property

The Singapore property market was soft after a strong recovery in the previous year. The contribution from the Group's property interest declined to S$16.7 million for the year due to a weaker trading performance by MCL Land and no further contribution from CCL Group Properties' MeraWoods project which was completed in March 1999. The Sims Residences and Forest Hills projects were launched with satisfactory take-ups considering the prevailing market conditions.

MCL Land's other development projects, Balmoral Residences, Grange Garden and the freehold Devonshire Road site will be launched when the luxury sector shows signs of recovery. The landbank was strengthened through the acquisition of residential sites at Serangoon View and Hougang Avenue 7 at reasonable prices in joint venture with Ho Bee Developments Pte Ltd. The land parcels total 331,700 sq ft and could accommodate about 700 residential units.

The Group's investment properties provided a steady return with improved occupancy levels and rental rates. In order to improve shareholder returns, MCL Land has decided to exit the Singapore residential and commercial investment property markets and to focus on its development portfolio. Consistent with this approach, the Robertson Quay property which is still to be developed has been re-designated from an investment project to a development project.

Astra

The 31% interest in Astra, acquired for S$664.3 million by Cycle & Carriage as part of a consortium, is expected to be a major contributor to Cycle & Carriage in the future. This acquisition completes Cycle & Carriage's search for a major new investment as reflected in the report of last year. Due to the size and complexities of Astra, its results take longer to complete, as such Astra's trading results were only equity accounted for the eight months since acquisition until end November but adjusted for significant transactions occuring in December 2000.

The Group's share of Astra's earnings before exceptional items for the eight months which was equity accounted was S$50.9 million. Unfortunately, this was more than offset by exchange losses of S$83.7 million, arising on Astra's foreign currency denominated debt and a provision of S$20.8 million made for the diminution in value of investment in PT Bank Universal Tbk. An extraordinary gain of which the Group's share was S$24.3 million arose from the restructuring of the Honda motorcycle activities into an equal joint venture with the Honda Motorcycle Company of Japan.

In Indonesia, the economy continued its modest recovery. This factor, together with the satisfaction of pent-up demand from previous years, led to a rebound in the vehicle market. The market for passenger cars grew by 250% to 275,257 units for the 11 months to November, while the recovery for motorcycles was less dramatic and reflected an increase of 120% to 959,377 units. In the passenger car market, Astra was able to improve its market share and its sales grew by 258% to 139,114 units, a 51% market share. Astra's motorcycle sales were, however, impacted by the import of cheap motorcycles, primarily from China, and so its market share declined. Its sale of Honda motorcycles increased by 75% to 433,054 units. The improved vehicle market benefited all of Astra's auto related activities such as component manufacture, vehicle manufacturing, distribution, retail, finance and insurance.

The Toyota Kijang remained the best selling car in Indonesia. This, together with the Toyota Soluna which was launched in April gave Toyota a 30% market share. Isuzu saw good growth too with the launch of the new Panther in September. Daihatsu, BMW, Peugeot and Nissan Diesel also benefited from the improved market conditions.

Astra also saw an operational improvement in its heavy equipment, palm oil, information technology and telecommunications businesses.

The major concern remains Astra's high level of foreign currency debt. The strong operating flows for the year and the proceeds from the Honda restructuring will enable the early repayment of the Series I debt. The next major debt repayment is only due in December 2002. The weakness of the Rupiah during the year gave rise to significant unrealised exchange losses on the foreign currency denominated debt.

Other Interests

The Group has exited its interest in Selangor Ice Company Sdn Bhd and has remaining interests in Maritime Holdings Ltd (20%), MTU Asia Pte Ltd (25%) and Ampang Investments Pte Ltd (40%) which owns the Concorde Hotel in Kuala Lumpur. These businesses which are not regarded as core investments contributed a profit of S$3.0 million to the Group. The central overheads which are also included here were high due to the cost of financing the acquisition of Astra.

Prospects

The economic recovery in the Southeast Asian region appears to be slowing after the strong recovery of last year. There is also the risk of an economic slowdown in the United States of America, the extent of which will have a differing impact on world economies.

The Singapore motor operations will be impacted by the loss of the Mercedes-Benz import activities as well as a reduction in the COE quota for 2001. On the positive side, the Group has a significant number of Mercedes-Benz vehicles in stock for which the distribution margin will be accounted for in 2001 together with a strong order book, particularly for the new Mercedes-Benz C-Class. Good growth is expected from the Kia franchise which will contribute for the full year.

Malaysia is expected to benefit from the local assembly of the Mercedes-Benz S-Class and C-Class. In Australia, the expanded Hyundai range and the strengthened Audi dealership chain should improve performance. In New Zealand, results for Truck Investments will be included for the full year.

No significant recovery is expected in the Singapore property market. MCL Land will earn development profits from The Sunnydale, Sims Residences and Forest Hills projects which are under construction. Further projects will be launched during the year but, other than Balmoral Residences, these are not expected to contribute until later. Occupancy levels of the investment properties are expected to remain satisfactory, with an improving rental market. MCL Land wishes to exit its two investment properties in Singapore in order to focus on the development property market, but will only do so if the prices are attractive.

In Indonesia, no growth is expected from the car market as the pent-up demand has been largely satisfied in 2000 and inflated the market, and a decline is even possible. The motorcycle market is expected to show reasonable growth. The Group will benefit from accounting for a full year of Astra's results whereas 2000 only included results for eight months.

The directors expect that the Group's trading performance for 2001 will be satisfactory, but the Group will remain exposed to exchange losses in Astra should the Indonesian Rupiah depreciate further.

Cycle & Carriage Limited
Consolidated profit and loss account for the year ended 31 December

82-3163

	Note	2000 S$m	1999 S$m	Change %
Turnover				
Group		**2,989.5**	2,575.4	16
Associates (Group's share)		**1,598.8**	279.3	472
	3	**4,588.3**	2,854.7	61
Operating profit		**192.7**	140.0	38
Associates		**98.1**	16.3	502
Trading profit		**290.8**	156.3	86
Exceptional items	4	**(132.3)**	16.7	nm
Profit before interest		**158.5**	173.0	- 8
Net interest		**(19.6)**	(6.5)	202
Profit before taxation	3	**138.9**	166.5	- 17
Taxation	5	**(52.2)**	(36.6)	43
Profit after taxation	3	**86.7**	129.9	- 33
Minority interests		**(13.6)**	(21.9)	- 38
Profit after taxation and minority interests	6	**73.1**	108.0	- 32
Extraordinary items	7	**27.2**	5.2	423
Profit attributable to shareholders		**100.3**	113.2	- 11
Dividends		**(29.8)**	(52.0)	- 43
Retained profit		**70.5**	61.2	15
		cts	cts	
Earnings per share - basic and diluted		**42.9**	48.4	- 11
Earnings per share excluding extraordinary items - basic and diluted		**31.2**	46.2	- 32
Earnings per share excluding exceptional and extraordinary items - basic and diluted		**73.9**	41.9	76
Dividends per share (gross) - normal		**17.0**	20.0	- 15
- special		**-**	10.0	nm
Net asset value per share		**S$2.93**	S$5.25	- 44
Profit after taxation as % of turnover		**1.9%**	4.5%	
Profit after taxation and minority interests as % of shareholders' funds		**10.7%**	8.8%	

Note: Certain comparative figures have been restated to conform with this financial year's presentation.

nm - not meaningful

Cycle & Carriage Limited
Consolidated balance sheet at 31 December

	2000 S$m	1999 S$m
Fixed assets	**139.2**	148.4
Investment properties	**571.9**	553.7
Development properties	**568.2**	534.1
Interests in associates	**290.4**	256.7
Other non-current assets	**32.1**	17.9
Current assets		
Stocks	**392.5**	396.3
Debtors	**195.7**	218.0
Short term investments	**-**	23.5
Bank and other liquid funds	**93.7**	251.0
	681.9	888.8
Current liabilities		
Creditors	**406.5**	394.5
Borrowings due within one year	**159.3**	190.1
	565.8	584.6
Net current assets	**116.1**	304.2
Borrowings due after one year	**(612.1)**	(175.7)
Other non-current liabilities	**(10.1)**	(7.9)
	1,095.7	1,631.4
Capital employed		
Share capital	**234.0**	234.0
Reserves	**451.6**	994.8
Shareholders' funds	**685.6**	1,228.8
Minority interests	**410.1**	402.6
	1,095.7	1,631.4

Cycle & Carriage Limited
Consolidated statement of cash flows for the year ended 31 December

82-3163

	2000 S$m	1999 S$m
Operating profit	**192.7**	140.0
Adjustments for		
Depreciation and fixed assets written off	**14.9**	16.1
Foreign currency translation difference	**(20.7)**	10.2
Provision for diminution in value of other investments	**2.3**	-
Realisation of revaluation surplus on sale of development properties	**(0.6)**	(5.1)
Profit on sale of fixed assets and shares in an associate	**(0.8)**	(1.7)
	(4.9)	19.5
Changes in development properties	**(18.1)**	99.0
Changes in working capital	**68.2**	(30.5)
Cash flows from operating activities	**237.9**	228.0
Net interest paid	**(26.9)**	(15.4)
Income taxes paid	**(60.1)**	(24.5)
	(87.0)	(39.9)
Cash flows from investing activities		
Sale of fixed assets and shares in associates	**14.1**	14.9
Addition of fixed assets, investment properties, other investments and shares in associates and a subsidiary	**(679.1)**	(102.4)
Disposal/acquisition of subsidiaries, net of cash disposed/acquired	**(44.3)**	6.3
Dividends received from associates (net)	**6.1**	13.3
	(703.2)	(67.9)
Cash flows from financing activities		
Proceeds from issue of shares	**-**	0.7
Loans repaid to associates	**-**	(1.8)
Term loans and floating rate notes	**409.3**	(95.5)
Dividends and loan to minority shareholders	**(9.9)**	(6.0)
Dividends paid	**(34.9)**	(43.3)
Investment by minority shareholders	**-**	0.5
	364.5	(145.4)
Net change in cash and cash equivalents	**(187.8)**	(25.2)
Cash and cash equivalents at the beginning of the year	**270.0**	295.4
Effect of exchange rate changes	**0.1**	(0.2)
Cash and cash equivalents at the end of the year	**82.3**	270.0

Note: Certain comparative figures have been restated to conform with this financial year's presentation.

82-3163

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the year ended 31 December 2000 which have been prepared in accordance with the Statements of Accounting Standard on the basis of the accounting policies set out in the financial statements. There have been no changes to the accounting policies as described in the 1999 audited financial statements except for the change in the policy adopted for the recognition of deferred tax assets as described in note 9.

2 Company profit and loss account and balance sheet

Profit and loss account for the year ended 31 December

	Note	**2000 S$m**	1999 S$m	*Change %*
Turnover	3	**183.2**	90.9	*102*
Profit before exceptional item		**185.9**	114.3	*63*
Exceptional item	4	**(187.2)**	-	*100*
Profit/(loss) before taxation	3	**(1.3)**	114.3	*nm*
Taxation	5	**(46.8)**	(25.4)	*84*
Profit/(loss) after taxation	3	**(48.1)**	88.9	*nm*
Extraordinary items	7	**3.2**	6.2	*-48*
Profit/(loss) attributable to shareholders		**(44.9)**	95.1	*nm*
Dividends		**(29.8)**	(52.0)	*-43*
Retained profit/(loss)		**(74.7)**	43.1	*nm*

Balance sheet at 31 December

	2000 S$m	1999 S$m
Fixed assets	**0.6**	0.7
Interests in subsidiaries	**1,220.4**	799.4
Interests in associates	**72.0**	80.2
Current assets		
Debtors	**2.6**	21.8
Short term investments	**-**	18.5
Bank and other liquid funds	**3.6**	59.1
	6.2	99.4
Current liabilities		
Creditors	**28.0**	34.2
Bank overdraft	**3.2**	0.1
	31.2	34.3
Net current assets/(liabilities)	**(25.0)**	65.1
Borrowings due after one year	**(400.0)**	-
Deferred taxation	**(1.1)**	(0.9)
	866.9	944.5
Capital employed		
Share capital	**234.0**	234.0
Reserves	**632.9**	710.5
Shareholders' funds	**866.9**	944.5

3 Turnover and profit

Year ended 31 December	Group 2000 S$m	Group 1999 S$m	Change %	Company 2000 S$m	Company 1999 S$m	Change %
Turnover:						
1st half	**2,060.2**	1,474.0	40	**113.0**	35.8	216
2nd half	**2,528.1**	1,380.7	83	**70.2**	55.1	27
	4,588.3	2,854.7	61	**183.2**	90.9	102
Profit/(loss) after taxation:						
1st half	**24.7**	67.4	- 63	**85.7**	34.7	147
2nd half	**62.0**	62.5	-	**(133.8)**	54.2	nm
	86.7	129.9	- 33	**(48.1)**	88.9	nm
Turnover includes:						
Dividend income	**-**	-	-	**181.6**	89.2	104
Profit before taxation is determined after including:						
Exceptional items	**(132.3)**	16.7	nm	**(187.2)**	-	100
Depreciation	**(14.8)**	(15.2)	- 3	**(0.2)**	(0.3)	- 33
Interest on borrowings	**(24.6)**	(15.0)	64	**(12.4)**	-	100
Interest income	**5.0**	8.5	- 41	**14.6**	4.2	248
Net exchange gain/(loss)	**(0.8)**	0.4	nm	**1.0**	(0.3)	nm
Profit on sale of a property	**-**	1.2	- 100	**-**	-	-
Loss on sale of a subsidiary	**(0.3)**	-	100	**-**	-	-
Loss on sale of shares in an associate	**-**	(0.1)	- 100	**-**	(0.1)	- 100
Loss on liquidation of a subsidiary	**-**	(0.2)	- 100	**-**	-	-

4 Exceptional items

Year ended 31 December	Group 2000 S$m	Group 1999 S$m	Company 2000 S$m	Company 1999 S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**8.0**	16.7	**-**	-
Provision for amount owing by a subsidiary	**-**	-	**(187.2)**	-
Share of exchange losses on an associate's foreign currency debt	**(119.5)**	-	**-**	-
Share of provision made by an associate for the diminution in value of investment	**(20.8)**	-	**-**	-
	(132.3)	16.7	**(187.2)**	-

The exceptional items included in the profit after taxation and minority interests are as follows:

Year ended 31 December	Group 2000 S$m	Group 1999 S$m	Company 2000 S$m	Company 1999 S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**4.8**	9.9	**-**	-
Provision for amount owing by a subsidiary	**-**	-	**(187.2)**	-
Share of exchange losses on an associate's foreign currency debt	**(83.7)**	-	**-**	-
Share of provision made by an associate for the diminution in value of investment	**(20.8)**	-	**-**	-
	(99.7)	9.9	**(187.2)**	-

5 Taxation

Year ended 31 December	Group 2000 S$m	Group 1999 S$m	Company 2000 S$m	Company 1999 S$m
Current year	**53.2**	63.3	**46.6**	25.0
Deferred taxation	**6.8**	(29.5)	**0.2**	0.4
Adjustment in respect of prior years	**(0.1)**	(0.1)	**-**	-
	59.9	33.7	**46.8**	25.4
Associates	**(7.7)**	2.9	**-**	-
	52.2	36.6	**46.8**	25.4

The effective tax rate for the Group is higher than the current Singapore tax rate of 25.5% due to certain costs not being deductible for income tax purposes, higher tax rates and restricted recognition of deferred tax asset in certain foreign subsidiaries. The share of associates' tax credits is due mainly to the recognition of the Group's share of Astra's deferred income tax benefits on timing differences and tax losses.

6 Segment information

Year ended 31 December	Turnover 2000 S$m	Turnover 1999 S$m	Profit before interest 2000 S$m	Profit before interest 1999 S$m	Profit after taxation and minority interests 2000 S$m	Profit after taxation and minority interests 1999 S$m
Analysis by activity :						
Motor	**2,998.9**	2,439.5	**189.0**	97.1	**119.3**	62.8
Property	**219.1**	273.0	**34.8**	58.8	**16.7**	35.4
Astra	**1,261.2**	-	**70.2**	-	**50.9**	-
Other interests	**109.1**	142.2	**(3.2)**	0.4	**(14.1)**	(0.1)
	4,588.3	2,854.7	**290.8**	156.3	**172.8**	98.1
Exceptional items	**-**	-	**(132.3)**	16.7	**(99.7)**	9.9
	4,588.3	2,854.7	**158.5**	173.0	**73.1**	108.0

Year ended 31 December	Turnover 2000 S$m	Turnover 1999 S$m	Profit before interest 2000 S$m	Profit before interest 1999 S$m	Profit after taxation and minority interests 2000 S$m	Profit after taxation and minority interests 1999 S$m
Analysis by geographical location :						
Singapore	**2,001.1**	1,602.2	**170.1**	122.0	**100.9**	83.1
Malaysia	**255.9**	214.2	**27.7**	18.8	**15.9**	14.0
Indonesia	**1,261.2**	-	**70.2**	-	**50.9**	-
Australasia	**1,031.6**	1,019.5	**21.3**	16.2	**3.5**	1.5
Other	**38.5**	18.8	**1.5**	(0.7)	**1.6**	(0.5)
	4,588.3	2,854.7	**290.8**	156.3	**172.8**	98.1
Exceptional items	-	-	**(132.3)**	16.7	**(99.7)**	9.9
	4,588.3	2,854.7	**158.5**	173.0	**73.1**	108.0

7 Extraordinary items

Year ended 31 December	Group 2000 S$m	Group 1999 S$m	Company 2000 S$m	Company 1999 S$m
Profit on sale of shares in associates	**2.9**	3.3	**3.2**	4.4
Profit on sale of shares in subsidiaries	-	1.9	-	1.8
Share of an associate's gain on restructuring of its motorcycle operations	**24.3**	-	-	-
	27.2	5.2	**3.2**	6.2

8 Group borrowings

	At 31.12.00 S$m	At 30.6.00 S$m
Repayable within one year		
- secured	**126.9**	66.6
- unsecured	**32.4**	98.6
Repayable after one year		
- secured	**212.1**	172.0
- unsecured	**400.0**	400.0
	771.4	737.2

9 Change in accounting policy

From 1 January 2000, the accounting policy relating to the recognition of deferred tax assets was changed. Under the new policy, deferred tax assets are recognised where such benefits are expected to be realisable in the near future compared to the previous policy, where deferred tax assets are recognised only to the extent of any deferred tax liability and where such benefits are expected to be realisable in the near future.

The credit to income arising on 1 January 2000 from the change in accounting policy amounting to S$11.8 million has been dealt with as follows:

	Group 2000 S$m
Revenue reserves	
Balance at 1 January	
- as previously reported	673.9
- prior year adjustment	11.8
Restated balance at 1 January	685.7

The effect of the change is to decrease taxation by a net amount of S$22.8 million in 2000 as the increase in the Group's taxation (excluding associates) of S$0.6 million is offset by the decrease in the Group's share of associates' taxation of S$23.4 million.

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the Senior Executives' Share Option Schemes amounted to 1,936,000 as at 31 December 2000 (30.6.2000: 2,385,000).

Between 1 July 2000 and 31 December 2000, there have been no rights, bonus or equity issues.

11 Other

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional and extraordinary items set out in notes 4 and 7 of this report. Other than disclosed above, no other significant transaction or event has occurred between 31 December 2000 and the date of this report, except for a sale and purchase agreement entered into by the Company on 31 January 2001 to increase its stake in Cycle & Carriage Motor Dealer Pte Ltd ("CCMD") by 23% to 50%, to broaden its investment in the retail network. The consideration is based on 23% of the audited net tangible asset value of CCMD for the financial year ended 31 December 2000.

12 Closure of books

The notice of Books Closure for determining shareholders' entitlement of the proposed dividend will be announced at a later date.

13 Annual General Meeting

The Annual General Meeting of the Company will be held on Thursday, 3 May 2001 in the Oriental Ballroom, Level One, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 at 11.00 a.m.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore
21 February 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 21/02/2000 to the SGX

MASNET No. 37 OF 09.03.2001
Announcement No. 38


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notification Pursuant to Clause 902(3)(c) of the Listing Manual

Pursuant to Clause 902(3)(c) of the Listing Manual, Cycle & Carriage Limited (the "Company") wishes to announce that there are no persons occupying managerial positions in the Company who are related to a director or substantial shareholder of the Company or any of its principal subsidiaries.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/03/2001 to the SGX

82-3163

MASNET No. 17 OF 23.03.2001
Announcement No. 17



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

FORMATION OF JOINT VENTURE IN AUSTRALIA

Cycle & Carriage Limited ("CCL") wishes to announce that the Supervisory Board of Audi AG has on 15 March 2001 approved the formation of a 50/50 joint venture between CCL's wholly-owned subsidiary in Australia, Cycle & Carriage (Australia) Pte Ltd and Audi AG in relation to the importation and distribution of Audi vehicles in Australia (the "Joint Venture"). The joint venture company, Audi Australia Pty Limited ("AAPL"), will serve as the exclusive importer and distributor of Audi vehicles in Australia.

The Joint Venture will enhance Audi's presence in the Australian market with positive benefits for the business and enable CCL to continue its long term relationship with Audi AG.

Had the Joint Venture taken place on 1 January 2000, it would have resulted in an extraordinary gain of S$4.8 million to CCL, and an increase in the earnings of CCL due to a reduction in the Group's share of the operating loss of AAPL by S$1.9 million. The impact on the earnings per share before extraordinary items of CCL for the financial year ended 31 December 2000, and on the net tangible assets per share of CCL as at 31 December 2000 would not have been significant.

None of the directors or substantial shareholders of CCL has any interest, direct or indirect, in the Joint Venture.

Submitted by Ho Yeng Tat, Group Company Secretary on 23/03/2001 to the SGX

MASNET No. 47 OF 02.04.2001
Announcement No. 49


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 32nd Annual General Meeting of the Company will be held in The Oriental Ballroom 1, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 on Thursday, 3 May 2001 at 11AM for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2000 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12% less income tax for the year ended 31 December 2000 as recommended by the Directors.

3. To approve Directors' fees of S$379,000 for the year ended 31 December 2000.

4. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:

   (a) Mr Chang See Hiang
   (b) Mr Anthony John-Liddell Nightingale
   (c) Ms Vimala Menon

5. To pass the following resolutions:

   (a) "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

   (b) "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John-Liddell Nightingale until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

6. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other routine business which may arise.

As Special Business:

8. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:

   (a) "That pursuant to section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to issue shares in the Company at any time to such persons and upon such terms and conditions and for such purposes as the Directors

shares to be issued pursuant to this Resolution does not exceed 10 per cent of the issued share capital of the Company for the time being."

(b) "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."

(c) "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Senior Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

(d) "That for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited:

(i) approval be and is hereby given for the renewal of:

(1) the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into transactions falling within the types of Interested Person Transactions as set out in the Company's Circular to Shareholders dated 16 April 1998 ("the 1998 Circular") with any party who is of the class of Interested Persons described in the 1998 Circular, provided that such transactions are carried out in the normal course of business, at arm's length and on commercial terms and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the 1998 Circular ("the General Mandate"); and

(2) the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into and/or participate in joint ventures and similar forms of mutual collaboration or participation (such as joint investments, co-operation arrangements and shareholders' agreements) (collectively, "joint ventures"), with any party who is from the classes of Interested Persons described in the Company's Circular to Shareholders dated 12 April 1999 ("the 1999 Circular"), provided that such joint ventures are carried out in the normal course of business, at arm's length, and in accordance with the guidelines of the Company for such transactions as set out in the 1999 Circular ("the JV Mandate"); and

(ii) the General Mandate and the JV Mandate respectively, shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 2 April 2001

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Additional Information on items of Ordinary Business:

A fourth director, Tan Sri Dato' Paduka (Dr) Sallehuddin Bin Mohamed, is retiring pursuant to Article 95 of the Articles of Association of the Company and is not seeking re-election.

Statement pursuant to Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mr Alan Yeo Chee Yeow and Mr Chang See Hiang who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company, are independent Directors.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are :

a. Ordinary Resolution No. 8(a) is to allow the Directors to issue shares in the Company up to an amount not exceeding in aggregate 10 per cent of the issued share capital of the Company for the time being.

b. Ordinary Resolution No. 8(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although The Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

c. Ordinary Resolution No. 8(c) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Senior Executives' Share Option Scheme 2000 ("the Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

d. Ordinary Resolution No. 8(d) is to renew the mandate for general business transactions ("the General Mandate") and the mandate for joint ventures ("the JV Mandate") with interested persons, which mandates will be expiring at the upcoming 32nd Annual General Meeting. The General Mandate and the JV Mandate were renewed at the 31st Annual General Meeting held on 11 May 2000.

Submitted by Ho Yeng Tat, Group Company Secretary on 02/04/2001 to the SGX

MASNET No. 51 OF 02.04.2001
Announcement No. 53



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Stategic Holdings Limited
Date of notice to company:	30/03/2001
Date of change of interest:	29/03/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	195,000
% of issued share capital:	0.08
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from $2.96 to $2.98 per share
No. of shares held before change:	3,667,000
% of issued share capital:	1.57
No. of shares held after change:	3,862,000
% of issued share capital:	1.65

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		61,274,378
% of issued share capital:		26.19
No. of shares held after change:		61,469,378
% of issued share capital:		26.27
Total shares:		61,469,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 61,469,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 02/04/2001 to the SGX

MASNET No. 45 OF 04.04.2001
Announcement No. 49



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Limited
Date of notice to company:	04/04/2001
Date of change of interest:	02/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	136,000
% of issued share capital:	0.06
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from $3.06 to $3.10 per share
No. of shares held before change:	4,072,000
% of issued share capital:	1.74
No. of shares held after change:	4,208,000
% of issued share capital:	1.8

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		61,679,378
% of issued share capital:		26.36
No. of shares held after change:		61,815,378
% of issued share capital:		26.42
Total shares:		61,815,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 61,815,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/04/2001 to the SGX

MASNET No. 38 OF 05.04.2001
Announcement No. 44


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Limited
Date of notice to company:	05/04/2001
Date of change of interest:	03/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	89,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$3.06 and $3.08 per share
No. of shares held before change:	4,208,000
% of issued share capital:	1.8
No. of shares held after change:	4,297,000
% of issued share capital:	1.84

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		61,815,378
% of issued share capital:		26.42
No. of shares held after change:		61,904,378
% of issued share capital:		26.46
Total shares:		61,904,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 61,904,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/04/2001 to the SGX

MASNET No. 35 OF 05.04.2001
Announcement No. 41

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE FORMS USED CAR JOINT VENTURE

Cycle & Carriage Limited ("CCL") wishes to announce that it has today signed a joint venture agreement with Swee Bee Trading Co. Pte Ltd ("SBT"), Yeo Chui Hee, Yeo Chiu Lim and Yeo Seng Chiew for the establishment of a used car company in Singapore which has been named Motormart Enterprises Pte Ltd ("MME").

MME will have an initial issued and paid-up share capital of S$1,500,000 comprising 1,500,000 shares of S$1.00 each to be subscribed for cash at par in the proportion of 50% by CCL, 30% by SBT and 10% each by Yeo Chui Hee and Yeo Chiu Lim. CCL's investment will be financed from its existing cash resources.

The joint venture will provide the CCL Group ("Group") with another used car channel to complement its existing automotive business and further establish the used car business as part of the retail focus of the Group. MME will also offer a full range of services covering the marketing and sale of used cars, vehicle-related finance and insurance services.

The joint venture is not expected to have a significant impact on CCL's consolidated net tangible asset per share and earnings per share for the current financial year ending 31 December 2001.

None of the Directors or substantial shareholders has any interest, direct or indirect, in the transaction.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/04/2001 to the SGX

82-3163

MASNET No. 60 OF 06.04.2001
Announcement No. 62



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Limited
Date of notice to company:	06/04/2001
Date of change of interest:	04/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	40,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	at $3.02 and $3.04 per share
No. of shares held before change:	4,297,000
% of issued share capital:	1.84
No. of shares held after change:	4,337,000
% of issued share capital:	1.85

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	-	61,904,378
% of issued share capital:		26.46
No. of shares held after change:		61,944,378
% of issued share capital:		26.47
Total shares:		61,944,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 61,944,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/04/2001 to the SGX

MASNET No. 88 OF 06.04.2001
Announcement No. 90



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Limited
Date of notice to company:	06/04/2001
Date of change of interest:	05/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	160,000
% of issued share capital:	0.07
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from $3.06 to $3.10 per share
No. of shares held before change:	4,337,000
% of issued share capital:	1.85
No. of shares held after change:	4,497,000
% of issued share capital:	1.92

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		61,944,378
% of issued share capital:		26.47
No. of shares held after change:		62,104,378
% of issued share capital:		26.54
Total shares:		62,104,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 62,104,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/04/2001 to the SGX

MASNET No. 40 OF 09.04.2001
Announcement No. 40


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Limited
Date of notice to company:	09/04/2001
Date of change of interest:	06/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	71,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$3.10 per share
No. of shares held before change:	4,497,000
% of issued share capital:	1.92
No. of shares held after change:	4,568,000
% of issued share capital:	1.95

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		62,104,378
% of issued share capital:		26.54
No. of shares held after change:		62,175,378
% of issued share capital:		26.57
Total shares:		62,175,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 62,175,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/04/2001 to the SGX

MASNET No. 26 OF 11.04.2001
Announcement No. 34



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Limited

Date of notice to company: 11/04/2001

Date of change of interest: 09/04/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Open market purchase

Shares held in the name of registered holder

No. of shares of the change: 310,000
% of issued share capital: 0.13

Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee: ranging from $3.08 to $3.10 per share

No. of shares held before change: 4,568,000
% of issued share capital: 1.95

No. of shares held after change: 4,878,000
% of issued share capital: 2.08

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		62,175,378
% of issued share capital:		26.57
No. of shares held after change:		62,485,378
% of issued share capital:		26.7
Total shares:		62,485,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 62,485,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/04/2001 to the SGX

MASNET No. 89 OF 12.04.2001
Announcement No. 89



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	12/04/2001
Date of change of interest:	10/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	166,000
% of issued share capital:	0.07
Amount of consideration per share excluding **brokerage,GST,stamp duties,clearing fee:**	*ranging from $3.08 to $3.10 per share*
No. of shares held before change:	4,878,000
% of issued share capital:	2.08
No. of shares held after change:	5,044,000
% of issued share capital:	2.16

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		62,485,378
% of issued share capital:		26.7
No. of shares held after change:		62,651,378
% of issued share capital:		26.77
Total shares:		62,651,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 62,651,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 12/04/2001 to the SGX

MASNET No. 48 OF 19.04.2001
Announcement No. 52

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Stategic Holdings Ltd
Date of notice to company:	19/04/2001
Date of change of interest:	17/04/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	112,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from $3.08 to $3.10 per share
No. of shares held before change:	5,044,000
% of issued share capital:	2.16
No. of shares held after change:	5,156,000
% of issued share capital:	2.2

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		62,651,378
% of issued share capital:		26.77
No. of shares held after change:		62,763,378
% of issued share capital:		26.82
Total shares:		62,763,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 62,763,378 shares by virture of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 19/04/2001 to the SGX

MASNET No. 11 OF 26.04.2001
Announcement No. 21

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

ADDITIONAL INFORMATION RELATING TO ANNUAL REPORT 2000

We wish to announce the following additional information relating to the Company's Annual Report for the financial year ended 31 December 2000:-

<u>CCL Senior Executives' Share Option Scheme 2000 / CCL Senior Executives' Share Option Scheme ("the Schemes")</u>

	Number of Shares under Option			
Name of Director	**Granted during the year ended 31 December 2000 (including terms)**	**Granted since the commencement of the Schemes to 31 December 2000**	**Exercised since the commencement of the Schemes to 31 December 2000**	**Outstanding as at 31 December 2000**
Philip Eng Heng Nee	120,000 (Exercise price : $3.98, expiry date 28.2.2010)	1,026,250	378,250	460,000
Neville Barry Venter	80,000 (Exercise price : S$5.10, expiry date 11.5.2010)	80,000	-	80,000

There were no participants who are controlling shareholders of the Company and their associates. A person who is a substantial shareholder of the Company is not eligible to participate in the Schemes.

No participants received options granted pursuant to the Schemes which in aggregate, represent 5% or more of the total number of Shares available under the Schemes.

No options were granted pursuant to the Schemes with an exercise price at a discount to the market.

The Schemes do not provide for participation by parent group employees. The Company does not have a parent company.

<u>Clause 902B of the Listing Manual : Audit Committee</u>

The following Singapore incorporated associated companies in which the Company does not have management control were audited by firms other than the Company's auditors, PricewaterhouseCoopers :

Maritime Holdings Limited
Poussain Pte Ltd
Rutile Pte Ltd
PMCL Pte Ltd
Bodenheim Investments Pte Ltd
Cycle & Carriage Fulco. Motor Dealer Pte Ltd

82-3163

Clause 9A 10 (2) (a) (i) : Shareholders Approval

The value of transactions conducted pursuant to the shareholders' General Mandate amounted to S$28.0 million during the financial year as disclosed in paragraph 2, page 11 of the Annual Report.

No transactions were conducted pursuant to the JV Mandate during the financial year.

Submitted by Ho Yeng Tat, Group Company Secretary on 26/04/2001 to the SGX

MASNET No. 69 OF 02.05.2001
Announcement No. 117

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF MALAYSIAN ASSOCIATED COMPANY

We append below the Quarterly Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange earlier today.



BINTANG

CYCLE & CARRIAGE BINTANG BERHAD
(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)
QUARTERLY REPORT

Quarterly report on consolidated results for the financial quarter ended 31/3/2001. The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2001	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2000	CURRENT YEAR TO DATE 31/3/2001	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2000
		RM'000	RM'000	RM'000	RM'000
1 (a)	Turnover	150,108	149,821	150,108	149,821
(b)	Investment income	13	20	13	20
(c)	Other income including interest income	406	1,747	406	1,747
2 (a)	Operating profit before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	19,187	21,752	19,187	21,752
(b)	Interest on borrowings	(29)	(21)	(29)	(21)
(c)	Depreciation and amortisation	(1,695)	(1,585)	(1,695)	(1,585)
(d)	Exceptional items	-	-	-	-
(e)	Operating profit after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	17,463	20,146	17,463	20,146

82-3163

(g)	Profit before taxation, minority interests and extraordinary items	18,981	23,681	18,981	23,681
(h)	Taxation	(5,320)	(6,009)	(5,320)	(6,009)
(i)	(i) Profit after taxation before deducting minority interests	13,661	17,672	13,661	17,672
	(ii) Less minority interests	-	-	-	-
(j)	Profit after taxation attributable to members of the Company	13,661	17,672	13,661	17,672
(k)	(i) Extraordinary items	-	-	-	-
	(ii) Less minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(l)	Profit after taxation and extraordinary items attributable to members of the Company	13,661	17,672	13,661	17,672
3 (a)	Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any:-				
	(i) Basic (based on 97,835,500 (2000:97,490,500) weighted average ordinary shares) (sen)	14.0	18.1	14.0	18.1
	(ii) Fully diluted (based on - (2000:97,546,219) ordinary shares) (sen)	*	18.1	*	18.1

* The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/3/2001	AS AT PRECEDING FINANCIAL YEAR END 31/12/2000
		RM'000	RM'000
1	Fixed Assets	94,484	92,187
2	Investment in Associated Companies	179,346	180,424
3	Long Term Investments	-	-
4	Intangible Assets	-	-
5	Current Assets		
	Stocks	384,263	381,308
	Trade Debtors	63,088	52,014
	Short Term Investments	-	-
	Cash	10,453	31,079
	Others - Other Debtors	931	864
	- Amount due from associated companies	433	9,803
		459,168	475,068
6	Current Liabilities		
	Trade Creditors	98,364	143,773
	Other Creditors	145	147
	Taxation	29,225	25,162
	Others - Amount due to an associated company	33	-
	- Provision for liabilities and charges	12,621	14,187
	- Proposed Dividend	17,610	17,610
	Short Term Borrowings	16,760	-
		174,758	200,879
7	Net Current Assets	284,410	274,189
		558,240	546,800
8	Shareholders' Funds		
	Share Capital	97,836	97,836
	Reserves		
	Share Premium	11,223	11,223
	Revaluation Reserve	3,608	3,617
	Capital Reserve	-	-

	Statutory Reserve	-	-
	Retained Profit	450,084	436,423
	Others	(4,559)	(2,347)
		558,192	546,752
9	Minority Interests	-	-
10	Long Term Borrowings	-	-
11	Other Long Term Liabilities - Deferred Taxation	48	48
		558,240	546,800
12	Net tangible assets per share (sen)	570.5	558.8

Notes:-

1 **Accounting Policies**
The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements. Certain comparative figures in the preceding quarter have been restated to conform with the presentation of the most recent annual financial statements.

2 **Exceptional Items**
There were no exceptional items for the current financial year to date.

3 **Extraordinary Items**
There were no extraordinary items for the current financial year to date.

4 **Taxation**
Taxation comprises:-

	INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
	CURRENT YEAR QUARTER 31/3/2001	**PRECEDING YEAR CORRESPONDIN G QUARTER 31/3/2000**	**CURRENT YEAR TO DATE 31/3/2001**	**PRECEDING YEAR CORRESPONDING PERIOD 31/3/2000**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Current	4,946	5,098	4,946	5,098
Share of tax in associated companies	374	911	374	911
	5,320	6,009	5,320	6,009

5 **Pre-acquisition Profits**
There were no pre-acquisition profits for the current financial year to date.

6 **Profits on Sale of Investments and / or Properties**
There were no profits on any sale of investments or properties for the current financial year to date.

7 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities for the current financial year to date other than the allotment of 855,330 ordinary shares in Park May Berhad on 7 March 2001 under a debt settlement scheme concluded with Park May Berhad, representing settlement of 10% of the total debts of RM11.9 million owed by Park May Berhad at a conversion price of RM1.39 per share (the balance

of Park May Berhad on 22 November 2000 and are convertible to ordinary shares in Park May Berhad on 22 November 2001 at a conversion price of RM1.90 per ICULS);

(b) Investments in quoted shares as at 31 March 2001 were as follows:-

82-3163

		RM'000
(i)	At cost	1,190
(ii)	At carrying value/book value	1
(iii)	At market value	446

8 **Changes in the Composition of the Group**
There were no changes in the composition of the Group for the current financial year to date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

9 **Status of Corporate Proposals**
There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

10 **Seasonal or Cyclical Factors**
There were no major seasonal or cyclical factors affecting the motor industry.

11 **Repayment of Debts and Dealing in Own Shares**
There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year to date.

12 **Group Borrowings and Debt Securities**
Group borrowings and debt securities as at 31 March 2001:-

(a)	Secured	Unsecured
	RM'000	RM'000
	16,760	-

(b)	Short Term	Long Term
	RM'000	RM'000
	16,760	-

(c) All the borrowings were denominated in Ringgit Malaysia.

13 **Contingent Liabilities**
There were no material contingent liabilities at the date of issue of this quarterly report.

14 **Off Balance Sheet Financial Instruments**
The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 31 March 2001, the open position of foreign currency forward contracts entered into by the Company was RM101.6 million, out of which RM9.2 million has been closed as at 26 April 2001. The total amount of foreign currency forward contracts entered into after 31 March 2001 by the Company was RM0.9 million, all of which was still outstanding as at 26 April 2001.

The details of the open contracts as at 26 April 2001 are as follows:-

Maturity	Foreign Currency Amount		RM equivalent
	Euro	Yen	
Within 1 month	4,673,000	-	14,965,000
More than 1 month, less than 3 months	12,191,000	140,965,000	47,601,000
More than 3 months, less than 6 months	6,200,000	259,000,000	29,792,000
More than 6 months, less than 9 months	-	30,000,000	951,000
Total	23,064,000	429,965,000	493,309,000

15 **Material Litigation**

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. Todate, the amount is still outstanding. The Company is initiating execution proceedings against both the debtor and the guarantor. The debts have already been fully provided in the accounts in prior years.

16 **Segment Reporting**

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

17 ***Material Change in Current Quarter Results Compared to Preceding Quarter Results***

The Group recorded an unaudited marginally lower profit before taxation of RM19.0 million in the first quarter of 2001, as compared to RM19.2 million achieved in the preceding fourth quarter of 2000 as a result of lower share of contributions from associated companies.

The combined profits of the Company and its subsidiaries have improved by 25% to RM17.5 million from RM14.0 million in the preceding fourth quarter of 2000. This was however offset by a fall in contributions from associated companies by RM3.7 million, from RM5.2 million previously to RM1.5 million in the current quarter.

The improved combined profits of the Company and its subsidiary were attributable to the improved performance of the Mazda commercial vehicle operation and assembly operation. Mazda operation has turned around from the losses incurred in the preceding quarter with improved sales of the "Fighter" model. The assembly operation has incurred lower losses as assembly volume improved in this quarter.

The lower contributions from associated companies was a result of a substantial decrease in quarter to quarter contribution from the Group's 40% owned associate, CCLGP Group Properties Sdn Berhad (CCLGP). Contribution from CCLGP fell by 77% to RM1.1 million as included in the previous quarter's results was an exceptional reversal of valuation deficit on one of its investment properties in Malaysia. The Group's 30% owned associate, Cycle & Carriage (Malaysia) Sdn Berhad, on the other hand, has maintained its performance.

18 **Review of Results**

The Group recorded a consolidated profit before taxation of RM19.0 million in the first quarter of 2001, RM4.7 million down from the corresponding quarter in 2000. The combined profits of the Company and its subsidiaries fell by RM2.7 million to RM17.5 million while the contributions from associated companies fell by RM2.0 million to RM1.5 million.

The current quarter's vehicle sales were lower than the corresponding quarter last year mainly due to phasing out of a number of models in the current quarter and more particularly, the Mercedes-Benz C-class models. Only limited tail-end stocks of the C-class models were sold in the current quarter as the new C-class model will only be available in CKD version in the second quarter of 2001. Included in the current quarter's results was a provision of RM1.9 million on an extension of warranty for Mercedes-Benz passenger cars from 1 year to 3 years. The extended warranty is a new millennium package introduced to

quarter last year as included in the first quarter of 2000 was a gain on disposal of a piece of undeveloped land in Singapore. Cycle & Carriage (Malaysia) Sdn Berhad's result was also affected by lower vehicle sales.

In the opinion of the Directors, the year-to-date results of the Group have not been affected by any item, transaction or event of a material or unusual nature. No significant trend or event affecting the results of the Group has occurred between 31 March 2001 and the date of issue of this quarterly report.

19 **Prospects**

Global economic slow down could well affect the market conditions in Malaysia. Barring a drastic slow down in the economy, the Group is still in a competitive position to sustain a reasonably positive result for the current financial year.

20 **Variance of Actual Profit from Forecast Profit**

Not applicable.

21 **Dividend**

The Board of Directors does not recommend the payment of any interim dividend in this quarter.

22 **Other Development**

As reported previously, Daimler Chrysler AG has been pursuing an active participation in the wholesale business in various countries in the region. Daimler Chrysler AG has indicated their interest in participating in the Mercedes-Benz wholesale business in Malaysia. At the date of this report, there was no significant development yet on the matter.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 2 MAY 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 02/05/2001 to the SGX

MASNET No. 33 OF 03.05.2001
Announcement No. 48



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

32ND ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING NO. 1 & NO. 2

Cycle & Carriage Limited (the "Company") wishes to announce that at its 32nd Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") No. 1 and No. 2 held today, all resolutions in respect of the matters contained in the Notice of AGM dated 2 April 2001 and Notices of EGM No. 1 and No. 2 both dated 10 April 2001, circulated earlier to the shareholders, were duly passed at the respective meetings.

The Board of Directors of the Company also wishes to announce that Tan Sri Dato' Paduka (Dr) Sallehuddin bin Mohamed retired as a Director of the Company with effect from the conclusion of the AGM on 3 May 2001. The appointment of Mr Hasni bin Harun as his alternate director similarly ceased on the same day.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/05/2001 to the SGX

MASNET No. 35 OF 03.05.2001
Announcement No. 50



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

APPLICATION OF THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND OF 12% LESS 24.5% TAX FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000

The Board of Directors of the Company is pleased to announce the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% per ordinary share of $1.00 each ("Share"), less 24.5% Singapore income tax, for the financial year ended 31 December 2000 (the "Final Dividend"). At the Annual General Meeting held earlier today, shareholders of the Company ("Members") had approved the payment of the Final Dividend.

The Scheme will provide Members with the option to elect to receive new Shares in the capital of the Company (the "New Shares") in lieu of the cash amount of the Final Dividend declared on the Shares held by them as at 5 p.m. on 21 May 2001, being the Books Closure Date (as defined below) in respect of the Final Dividend.

Eligible Members who do not elect to participate in the Scheme and Overseas Members (as defined below) will receive the Final Dividend in cash. Eligible Members who elect to receive New Shares in lieu of the cash amount of the Final Dividend may receive such New Shares in odd lots. Fractional entitlements to the New Shares shall be rounded up or otherwise dealt with in such manner as the Directors may deem fit in the interest of the Company and as may be acceptable to the Singapore Exchange Securities Trading Limited.

All Members entitled to the Final Dividend will be eligible to participate in the Scheme in respect of the Final Dividend. However, Members with registered addresses outside Singapore and who have not provided to the Company or (as the case may be) The Central Depository (Pte) Limited ("CDP") not later than five market days prior to the Books Closure Date (being 21 May 2001) addresses in Singapore for the service of notices and documents ("Overseas Members") will not be eligible to participate in the Scheme.

Members may also make a permanent election to participate in the Scheme in respect of all future dividends to which the Scheme applies. Notices of Election will be despatched to eligible Members as soon as practicable after the Books Closure Date.

For the purposes of the application of the Scheme to the Final Dividend, the price at which each New Share is to be issued ("Issue Price") will be determined by the Board of Directors in accordance with the terms and conditions of the Scheme as soon as possible following the Books Closure Date, and the Issue Price will be announced by the Company.

FINAL DIVIDEND - BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN that for the purpose of determining shareholders' entitlement to the Final Dividend, the Transfer Books and Register of Members will be closed from 22 May 2001 to 23 May 2001. Duly completed transfers received by the Company's Share Registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00

Final Dividend are determined.

Members whose securities accounts with CDP are credited with Shares as at the Books Closure Date will be entitled to the Final Dividend.

Fully paid New Shares to be issued pursuant to elections by eligible Members to receive the Final Dividend in scrip will be allotted on or about 9 July 2001. The Final Dividend will be paid on or about 9 July 2001.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/05/2001 to the SGX


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Announcement Of Appointment Of Director

Date of appointment:	04/05/2001
Name:	Tan Sri Abdul Halim bin Ali
Age:	57
Country of principal residence:	Malaysia
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	**1988 to 1991** Ambassador of Malaysia to Austria and President Representative to UNIDO, IAEA, United Nations Office, Vienna **May 1991 to August 1996** Deputy Secretary General (I) Ministry of Foreign Affairs, Kuala Lumpur **August - September 1996** Secretary General Ministry of Foreign Affairs **September 1996 to January 2001** Chief Secretary to the Government of Malaysia **February 2001 to date** Chairman of Employees Provident Fund

Other directorships

Past (for the last five years)

Nil

Present

Nil

Shareholding in the listed issuer and its subsidiaries:	Nil
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	Nil
Conflict of interest:	Nil

Declaration by a Director, Executive Officer or Controlling Shareholder as Required
(Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in

○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
○ Yes ● No

1(c) **Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
○ Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
○ Yes ● No

3. **Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?**
○ Yes ● No

Submitted by Ho Yeng Tat, Group Company Secretary on 04/05/2001 to the SGX

MASNET No. 10 OF 17.05.2001
Announcement No. 10


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

NEW DISTRIBUTORSHIP APPOINTMENT

Cycle & Carriage Limited ("CCL") is pleased to announce that its wholly owned subsidiary, Cycle & Carriage Industries (1986) Pte Limited, has been appointed by TD Cars (Malaysia) Sdn Bhd ("TD Cars") as the exclusive distributor in Singapore for TD2000, a modern classic sports roadster.

Originally designed and developed in Australia, the car is equipped with a 2-litre Japanese engine and is produced and manufactured in Shah Alam, Malaysia by TD Cars. The Malaysian distributor for TD2000 is Edaran Otomobil Nasional Berhad, which is one of the substantial shareholders of CCL.

TD2000, the first of its kind to be imported into Singapore, is a hand-built sports car combining the vintage MGTD design and modern technology. As the present Land Transport Authority's regulations prohibit the import of cars more than three years old into Singapore and restrict the use of vintage cars on the roads here, the import of TD2000 is expected to fill this void and appeals to a niche market of motoring enthusiasts of classic cars.

The new distributorship will add a nostalgic element to the Group's motor vehicle representation alongside the existing marques handled by the Group, thus enhancing the Group's position as a leading distributor and retailer in the motor industry.

The TD2000 distributorship is not expected to have any significant impact on the earnings per share and net tangible assets per share of CCL in the current financial year. Operations will likely commence in the second half of 2001. Synergic benefits are expected to be derived from the existing distribution and aftersales infrastructure and systems of the Group.

Save for the above disclosure, none of the directors or substantial shareholders of CCL has any interest, directly or indirectly, in the transaction.

Submitted by Ho Yeng Tat, Group Company Secretary on 18/05/2001 to the SGX

MASNET No. 8 OF 21.05.2001
Announcement No. 8


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Cessation Of Substantial Shareholding

Name of substantial shareholder:	Tweedy, Browne Company LLC
Date of notice to company:	19/05/2001
Date of change of interest:	17/05/2001
Name of registered holder:	The Central Depository (Pte) Limited
Circumstance giving rise to the change:	Others
Please specify details:	TBC's interest arises through its voting rights over shares held by managed accounts and mutual funds managed by it. As at 17th May 2001, this aggregate number of shares over which TBC has such voting rights was reduced by 292,622 shares.

Shares held in the name of registered holder

No. of shares of the change:	292,622
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	Not applicable
No. of shares held before change:	11,931,600
% of issued share capital:	5.09
No. of shares held after change:	11,638,978
% of issued share capital:	4.97

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:		11,931,600
% of issued share capital:		5.09
No. of shares held after change:		11,638,978
% of issued share capital:		4.97
Total shares:		11,638,978

Submitted by Ho Yeng Tat, Group Company Secretary on 21/05/2001 to the SGX

MASNET No. 9 OF 22.05.2001
Announcement No. 9



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ISSUE PRICE OF NEW SHARES

On 3 May 2001, the Directors of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% per share of $1.00 each less 24.5% Singapore income tax for the financial year ended 31 December 2000 (the "Final Dividend") and the books closure date for determining shareholders' entitlements to the Final Dividend.

The Directors of the Company wish to inform that for the purposes of the application of the Scheme to the Final Dividend, the issue price of the fully paid new shares of $1.00 each in the capital of the Company to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is $3.29 for each share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("SGX-ST") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Final Dividend and ending on 21 May 2001 (being the Books Closure Date for the Final Dividend).

The Final Dividend will be paid on 9 July 2001.

Notices of Election will be despatched to members on 30 May 2001. A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424.

Submitted by Ho Yeng Tat, Group Company Secretary on 22/05/2001 to the SGX

MASNET No. 41 OF 30.05.2001
Announcement No. 41


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - DESPATCH OF ELECTION NOTICES TO MEMBERS

On 3 May 2001, the Directors of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% per share of $1.00 each less 24.5% Singapore income tax for the financial year ended 31 December 2000 (the "Final Dividend") and the books closure date for determining shareholders' entitlements to the Final Dividend.

On 22 May 2001, the Directors announced that the issue price of the fully paid new shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is $3.29 for each share.

The Directors are pleased to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5.00 p.m. on 21 May 2001 (being the books closure date in respect of the Final Dividend), to whom the Scheme has been made available ("Members").

Eligible Members who wish to elect to participate in the Scheme must complete, sign and return the Notices of Election to the Company's Share Registrar, Barbinder & Co Pte Ltd, or the Central Depository (Pte) Limited ("CDP"), as the case may be, at their respective addresses set out below, by the close of business on 18 June 2001. Notices of Election received after the close of business on 18 June 2001 will not be effective for participation in the Scheme. Eligible Members who do not elect to participate in the Scheme will receive the Final Dividend in cash.

The Final Dividend will be paid on 9 July 2001.

Eligible Members (being Members other than persons who hold eleven shares or less in the Company or are overseas shareholders who have not provided registered addresses in Singapore) who have not received their Notices of Election by 8 June 2001 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424

The Central Depository (Pte) Limited
20 Cecil Street #06-03/08
The Exchange
Singapore 049315

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

MASNET No. 14 OF 25.06.2001
Announcement No. 14


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	22/6/01
Date of change of interest:	20,21/6/01
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	208,000
% of issued share capital:	0.1
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from $3.04 to $3.08 per share
No. of shares held before change:	5,156,000
% of issued share capital:	2.2
No. of shares held after change:	5,364,000
% of issued share capital:	2.3

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		62,763,378
% of issued share capital:		26.82
No. of shares held after change:		62,971,378
% of issued share capital:		26.91
Total shares:		62,971,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 62,971,378 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Secretary on 25/06/2001 to the SGX

MASNET No. 41 OF 27.06.2001
Announcement No. 41



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	27/06/2001
Date of change of interest:	26/06/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	56,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from $3.077 to $3.08 per share
No. of shares held before change:	5,364,000
% of issued share capital:	2.3
No. of shares held after change:	5,420,000
% of issued share capital:	2.32

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		62,971,378
% of issued share capital:		26.91
No. of shares held after change:		63,027,378
% of issued share capital:		26.94
Total shares:		63,027,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 63,027,378 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Secretary on 27/06/2001 to the SGX

MASNET No. 15 OF 29.06.2001
Announcement No. 15



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 28/6/01

Date of change of interest: 27,28/6/01

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	326,000
% of issued share capital:	0.14
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.0739 to S$3.10 per share
No. of shares held before change:	5,420,000
% of issued share capital:	2.31
No. of shares held after change:	5,746,000
% of issued share capital:	2.45

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		63,027,378
% of issued share capital:		26.94
No. of shares held after change:		63,353,378
% of issued share capital:		27.07
Total shares:		63,353,378

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 63,353,378 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Secretary on 29/06/2001 to the SGX

MASNET No. 10 OF 10.07.2001
Announcement No. 10

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ALLOTMENT OF SHARES

Cycle & Carriage Limited (the "Company") is pleased to announce that as at the close of business on 18 June 2001, Notices of Election received from members of the Company (" Members") who have elected to participate ("Participating Members") in the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") in respect of the final dividend of 12% less 24.5% tax for the financial year ended 31 December 2000 (the "Final Dividend") resulted in the allotment and issue of an aggregate of 3,584,657 new ordinary shares of $1.00 each in the Company (the "New Shares") at the issue price of $3.29 per New Share, being equal to the average of the last dealt prices of the Company's shares for each of the market days from 17 May 2001 to 21 May 2001, both dates inclusive, determined in accordance with Clause 4.9 of the Scheme Statement.

The New Shares were issued on 9 July 2001 to The Central Depository (Pte) Limited ("CDP") (for credit to the securities accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares.

The New Shares will rank pari passu in all respects with the existing shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up shares of the Company has increased to 237,580,096 ordinary shares of $1.00 each.

Members who did not elect to participate in the Scheme were paid the Final Dividend in cash on 9 July 2001.

Submitted by Ho Yeng Tat, Group Company Secretary on 10/07/2001 to the SGX


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 10/07/2001

Date of change of interest: 09/07/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd & DBS Trustee Limited

Circumstance giving rise to the change: Others
Please specify details: Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	1,728,378
% of issued share capital:	0.73
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.29
No. of shares held before change:	63,353,378
% of issued share capital:	26.67
No. of shares held after change:	65,081,756
% of issued share capital:	27.4

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		63,353,378
% of issued share capital:		27.07
No. of shares held after change:		65,081,756
% of issued share capital:		27.4
Total shares:		65,081,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 65,081,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/07/2001 to the SGX

MASNET No. 6 OF 11.07.2001
Announcement No. 12

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests - Amended Copy

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	10/07/2001
Date of change of interest:	09/07/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd & DBS Trustee Limited
Circumstance giving rise to the change:	Others
Please specify details:	Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	1,728,378
% of issued share capital:	0.73
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.29
No. of shares held before change:	63,353,378
% of issued share capital:	26.67
No. of shares held after change:	65,081,756
% of issued share capital:	27.4

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		63,353,378
% of issued share capital:		26.67
No. of shares held after change:		65,081,756
% of issued share capital:		27.4
Total shares:		65,081,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 65,081,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interest in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/07/2001 to the SGX

MASNET No. 58 OF 12.07.2001
Announcement No. 58

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Director's Shareholding

Name of director:	Neville Barry Venter
Date of notice to company:	11/07/2001
Date of change of interest:	09/07/2001
Name of registered holder:	The Central Depository (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	276
% of issued share capital:	0.00012
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.29
No. of shares held before change:	10,000
% of issued share capital:	0.00421
No. of shares held after change:	10,276
% of issued share capital:	0.004323

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		10,000
% of issued share capital:		0.00421
No. of shares held after change:		10,276
% of issued share capital:		0.00432
Total shares:		10,276

Submitted by Ho Yeng Tat, Group Company Secretary on 12/07/2001 to the SGX

MASNET No. 29 OF 13.07.2001
Announcement No. 29

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	13/07/2001
Date of change of interest:	09/07/2001
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	1,330,576
% of issued share capital:	0.56
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.29
No. of shares held before change:	48,317,800
% of issued share capital:	20.3
No. of shares held after change:	49,648,376
% of issued share capital:	20.9

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		48,317,800
% of issued share capital:		20.3
No. of shares held after change:		49,648,376
% of issued share capital:		20.9
Total shares:		49,648,376

Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad (formerly known as Diversified Resources Berhad), Gadek (Malaysia) Berhad, Mega Consolidated Sdn Bhd and Hicom Holdings Berhad are deemed to have an interest in the 49,648,376 shares held by Edaran Otomobil Nasional Berhad.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/07/2001 to the SGX

MASNET No. 85 OF 30.07.2001
Announcement No. 88

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF ASSOCIATED COMPANY

We append below the Quarterly Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange earlier today.



BINTANG

CYCLE & CARRIAGE BINTANG BERHAD

(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)

QUARTERLY REPORT

Quarterly report on consolidated results for the second quarter ended 30/6/2001. The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2001	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2000	CURRENT YEAR TO DATE 30/6/2001	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2000
		RM'000	RM'000	RM'000	RM'000
1 (a)	Revenue	204,452	191,802	354,561	341,623
(b)	Investment income	21	60	34	80
(c)	Other income	656	2,284	1,062	4,030
2 (a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	37,779	30,568	56,966	52,321
(b)	Finance Cost	(144)	(18)	(173)	(39)
(c)	Depreciation and amortisation	(1,874)	(1,671)	(3,569)	(3,257)
(d)	Exceptional items	-	-	-	-
(e)	Profit/(loss) before income tax, minority interests and extraordinary items	35,761	28,879	53,224	49,025
(f)	Share of profits and losses of associated companies	1,770	3,027	3,287	6,562
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	37,531	31,906	56,511	55,587
(h)	Income tax	(12,029)	(9,034)	(17,349)	(15,043)

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2001	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2000	CURRENT YEAR TO DATE 30/6/2001	PRECEDING Y CORRESPOND PERIOD 30/6/2000
		RM'000	RM'000	RM'000	RM'000
(i)	(i) Profit/(loss) after income tax before deducting minority interests	25,502	22,872	39,162	40,544
	(ii) Minority interests	-	–	-	-
(j)	Pre-acquisition profit/(loss), if applicable	-	-	-	-
(k)	Net profit/(loss) from ordinary activities attributable to members of the Company	25,502	22,872	39,162	40,544
(l)	(i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(m)	Net profit/(loss) attributable to members of the Company	25,502	22,872	39,162	40,544
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
	(a) Basic (based on 97,835,500 (2000:97,574,167) weighted average number of ordinary shares) (sen)	26.1	23.4	40.0	41.6
	(b) Fully diluted (based on -(2000:97,576,931) weighted average number of ordinary shares) (sen)	*	23.4	*	41.6

* The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

CONSOLIDATED BALANCE SHEET

82-3163

		AS AT END OF CURRENT QUARTER 30/6/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 31/12/2000 RM'000
1	Property, plant and equipment	93,630	92,187
2	Investment property	-	-
3	Investment in associated companies	180,092	180,424
4	Long term investments	-	-
5	Goodwill on consolidation	-	-
6	Intangible assets	-	-
7	Other long term assets	-	-
8	Current Assets		
	Inventories	412,338	381,308
	Trade receivables	71,422	52,014
	Short term investments	-	-
	Cash	1,970	31,079
	Others - Other debtors	984	864
	- Amount due from an associated company	454	9,803
		487,168	475,068
9	Current Liabilities		
	Trade payables	118,764	143,773
	Other payables	835	147
	Short Term Borrowings	10,229	-
	Provision for taxation	39,881	25,162
	Proposed dividend	10,566	17,610
	Others – Amount due to an associated company	34	-
	- Provision for liabilities and charges	7,993	14,187
		188,302	200,879
10	Net current assets	298,866	274,189
		572,588	546,800
11	Shareholders' funds		
	Share capital	97,836	97,836
	Reserves		
	Share premium	11,223	11,223
	Revaluation reserve	3,608	3,617
	Capital reserve	-	-
	Statutory reserve	-	-
	Retained profit	465,019	436,423
	Others	(5,146)	(2,347)
		572,540	546,752
12	Minority interests	-	-
13	Long term borrowings	-	-
14	Other long term liabilities		
15	Deferred taxation	48	48
		572,588	546,800
16	Net tangible assets per share (RM)	5.85	5.59

82-3163

Notes

1 **Accounting Policies**

The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements. Certain comparative figures in the preceding year corresponding quarter have been restated to conform with the presentation of the most recent annual financial statements.

2 **Exceptional Items**

There were no exceptional items for the current quarter and financial year-to-date.

3 **Extraordinary Items**

There were no extraordinary items for the current quarter and financial year-to-date.

4 **Taxation**

Taxation comprises:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2000 RM'000	CURRENT YEAR TO DATE 30/6/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2000 RM'000
Current	12,591	8,582	17,537	13,680
Prior years over provision	(1,000)	-	(1,000)	-
Share of tax in associated companies	438	452	812	1,363
	12,029	9,034	17,349	15,043

Taxation for the Group is higher than the statutory tax rate due to certain expenses not deductible for tax purposes.

5 **Unquoted Investments and / or Properties**

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

6 **Quoted Securities**

(a) There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date other than the allotment of 855,330 ordinary shares in Park May Berhad on 7 March 2001 under a debt settlement scheme concluded with Park May Berhad, representing settlement of 10% of the total debts of RM11.9 million owed by Park May Berhad at a conversion price of RM1.39 per share (the balance 90% of debts have been converted into Irredeemable Convertible Unsecured Loan Stocks ("ICULS") of Park May Berhad on 22 November 2000 and are convertible to ordinary shares in Park May Berhad on 22 November 2001 at a conversion price of RM1.90 per ICULS);

(b) Investments in quoted securities as at 30 June 2001 were as follows:-

		RM'000
(i)	At cost	1,190
(ii)	At carrying value/book value	1
(iii)	At market value	433

7 **Changes in the Composition of the Group**

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

8 **Status of Corporate Proposals**

Other than the announcement on 26 July 2001 pertaining to the signing of a Letter of Intent with Automobiles Peugeot relating to the possibility of the Company being appointed as importer and distributor of Peugeot vehicles in Malaysia, there were no corporate proposals announced but not completed at the date of issue of this quarterly report.

9 **Repayment of Debts and Dealing in Own Shares**

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

82-3163

10 Group Borrowings and Debt Securities

Group borrowings and debt securities as at 30 June 2001:-

(a)	Secured	Unsecured
	RM'000	RM'000
	10,229	-

(b)	Short Term	Long Term
	RM'000	RM'000
	10,229	-

(c) All the borrowings were denominated in Ringgit Malaysia.

11 *Contingent Liabilities*

There were no material changes in contingent liabilities since the last annual balance sheet date to the date of issue of this quarterly report.

12 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 June 2001, the open position of foreign currency forward contracts entered into by the Company was RM84.7 million, all of which was still outstanding as at 25 July 2001. The total amount of foreign currency forward contracts entered into after 30 June 2001 by the Company was RM31.7 million, all of which was still outstanding as at 25 July 2001.

The details of the open contracts as at 25 July 2001 are as follows:-

Maturity	Foreign Currency Amount			RM equivalent
	Euro	Yen	US Dollar	
Within 1 month	5,873,000	120,000,000	-	24,152,000
More than 1 month, less than 3 months	7,900,000	139,000,000	-	30,808,000
More than 3 months, less than 6 months	9,500,000	131,700,000	-	34,728,000
More than 6 months, less than 9 months	6,610,000	-	1,440,000	26,698,000
Total	**29,883,000**	390,700,000	1,440,000	**116,386,000**

13 Material Litigation

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. Todate, the amount is still outstanding. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The timing of execution is dependent on the court processes. The debts have already been fully provided in the accounts in prior years.

14 Segment Reporting

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

15 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM37.5 million in the second quarter of 2001, up RM18.6 million or 98% above the preceding quarter results. The increase was attributable to higher sales of Mercedes-Benz passenger cars especially the new CKD C-class model. This CKD version was available for sale commencing April 2001. Furthermore, there is an additional release of provisions for liabilities and charges of RM4.9 million.

The Group's subsidiary engaged in vehicle assembly activity has turned around in this quarter in view of higher assembly output of the C-class model. To cater to the increased demand for the C-class model, the management has introduced double-shift to the assembly plant operation since early May 2001.

16 Review of Results

The Group recorded a consolidated profit before taxation of RM56.5 million in the first half of 2001, 2% higher than the corresponding period in 2000. The combined profits of the Company and its subsidiaries improved by RM4.2 million to RM53.2 million while the contributions from associated companies fell 50% to RM3.3 million.

The favourable results were attributable to the net release of provisions for liabilities and charges of RM6.0 million, offset by CCL Group Properties Sdn Berhad's results which were RM2.8 million lower than the corresponding period last year as included in the first half of 2000 was a gain on disposal of a piece of undeveloped land in Singapore and the [illegible] of excess provision on development costs upon finalisation of MeraWoods and MeraLodge projects.

17 Material Subsequent Events

There were no material events subsequent to 30 June 2001 that have not been reflected in the financial statement for the period ended 30 June 2001 up to the date of issue of this quarterly report.

18 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the motor industry.

19 **Prospects**

Barring unforeseen circumstances, the Group expects the second half results to be comparable to the first half.

20 **Variance of Actual Profit from Forecast Profit**

Not applicable.

21 **Dividend**

(a)	(i)	an interim ordinary dividend has been declared;	
			Sen
	(ii)	amount per share	15.0
	(iii)	previous corresponding period	15.0
	(iv)	date payable	14 September 2001
	(v)	in respect of deposited securities, entitlement to dividends will be determined on the basis of the record of depositors as at 30 August 2001; and	
(b)		Total dividend for the current financial year	15.0
		(The above dividend per share is before tax, the dividend will be paid net of income tax of 28%)	

22 **Other Development**

As reported previously, Daimler Chrysler AG has been pursuing an active participation in the wholesale business in various countries in the region. Daimler Chrysler AG has indicated their interest in participating in the Mercedes-Benz wholesale business in Malaysia. At the date of this report, there was no significant development yet on the matter.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 30 JULY 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 30/07/2001 to the SGX

MASNET No. 16 OF 31.07.2001
Announcement No. 16


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2001 Interim Report

CYCLE & CARRIAGE LIMITED
2001 INTERIM REPORT
GROUP HIGHLIGHTS

Unaudited
Six months ended 30 June

	2001	2000	*Change %*
Turnover	**S$2,277 m**	S$ 2,060 m	*11*
Profit attributable to shareholders *excluding exceptional items*	**S$ 64 m**	S$ 83 m	*- 23*
Profit attributable to shareholders	**S$ 26 m**	S$ 19 m	*33*
Earnings per share excluding exceptional items	**27.1 cts**	35.5 cts	*- 23*
Earnings per share	**10.9 cts**	8.3 cts	*33*
Gross dividends per share	**3.0 cts**	5.0 cts	*- 40*
	At 30.6.2001	At 31.12.2000	
Shareholders' funds	**S$ 720 m**	S$ 686 m	5
Net asset value per share	**S$ 3.08**	S$ 2.93	5

Results

The major markets in which the Group operates experienced an economic decline as a consequence of the slowdown in the United States of America. In the case of Indonesia, the economy was further impacted by political turmoil and the declining currency.

In addition, the Group felt the effect of the loss of the Mercedes-Benz distribution rights in Singapore with effect from 1 January 2001, although it remained the exclusive retailer and after sales agent. The impact of this loss was cushioned in this period due to stocks carried over from the previous year on which the distributor's margin was still earned.

Profit attributable to shareholders excluding exceptional items was S$63.5 million, 23% below the previous year, for the six months ended 30 June 2001.

The continued Rupiah weakness once again resulted in major foreign exchange losses in Astra on its uncovered US$ debt of which the Group's share of the losses was S$62.9 million. However, the Group only accounted for S$45.7 million of this loss as this effectively reduced the carrying value of the Group's investment in Astra to a nominal value. A gain of S$5.9 million arose from the sale of 50% of the Audi distribution business in Australia to Audi AG and a writeback in MCL Land's provision for foreseeable losses for development properties of S$1.9 million was made.

The profit attributable to shareholders was S$25.6 million, 33% above the previous year. Earnings per share at 10.9 cents were also 33% above the previous year.

Interim Dividend

An interim dividend of 3 cents or 3% (2000: 5 cents or 5%) less income tax at 24.5% (2000: 25.5%) has been declared for the six months to 30 June 2001. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the interim dividend. The books closure date and payment date of this interim dividend are set out in paragraph 10 below, and further details for participation in the Scheme will be announced separately.

Corporate Events

January

Cycle & Carriage increased its interest in Cycle & Carriage Motor Dealer Pte Ltd to 50% with the acquisition of an additional 23% stake for S$1.1 million. The acquisition underlines the Group's commitment to further broaden its investment in the Mercedes-Benz retail network in Singapore in support of its core motor vehicle business.

March

Cycle & Carriage announced the formation of a 50/50 joint venture between its wholly owned subsidiary, Cycle & Carriage (Australia) and Audi AG in relation to the importation and distribution of Audi vehicles in Australia. The joint venture company will serve as the exclusive importer and distributor of Audi vehicles in Australia.

MCL Land successfully tendered for a 99-year 313,156 sq ft land parcel at Choa Chu Kang Loop for S$158.7 million which can accommodate about 700 condominium units.

April

Cycle & Carriage subscribed for a 50% stake for S$750,000 in Motormart Enterprises Pte Ltd, a joint venture with three partners to establish a used car company. The joint venture will complement the Group's automotive business in Singapore and further establish the used car business as part of the retail focus of the Group.

MCL Land's freehold 65-unit condominium project, Balmoral Residences obtained its Temporary Occupation Permit ("TOP").

May

Phase I of Ubi Tech Park, a MCL Land joint venture industrial development with CapitaLand Limited, obtained TOP.

July

MCL Land launched its joint venture riverfront condominium project Rio Vista consisting of 716 apartments located at Upper Serangoon View, beside the Serangoon River.

Operational Review

Motor

Earnings from the motor vehicle operations were S$48.4 million, 25% below the previous year with a decline in all major markets.

The Singapore passenger car market grew by 34% due to the increased number of Certificates of Entitlement ("COE") that were made available. Cycle & Carriage saw a decline in its market share to 17% due to the intense competition in the middle and lower sectors of the market.

Mercedes-Benz market share decreased to 5% with sales of 1,898 units. Demand for the new C-class was strong, but supply was limited by the worldwide demand. Margins for Mercedes-Benz were impacted by the loss of the distribution rights with effect from 1 January 2001. The distributor's margin was however still earned on stocks carried over from 2000. Sales of Mitsubishi, Proton and Kia grew by 38% to 4,071 units. Commercial vehicle sales grew by 14% to 1,100 units, lower than the market growth of 17%.

Earnings for the Singapore motor operations at S$38.0 million were below the previous year due to the lower Mercedes-Benz margins and strong competition.

The non-national car sector in Malaysia improved by 2%. Sales for Cycle & Carriage Bintang Berhad declined due to delays in the local assembly of the Mercedes-Benz S-class and C-class and the launch of the new Mazda passenger car. Margins improved due to the local assembly of the Mercedes-Benz passenger cars.

Together with Cycle & Carriage (Malaysia), the Group's Malaysian motor interests contributed S$8.8 million.

The Australian passenger car market improved by 7% to 256,826 units largely due to the market in the previous year having been impacted by the pending introduction of Goods & Services Tax. Cycle & Carriage (Australia) achieved sales of 18,839 units of Hyundai and 1,318 units of Audi, giving it a reduced market share of 8%. The Audi distribution business became a joint venture with Audi AG. Profit contribution from Australia declined to S$0.5 million as the weak Australian dollar put the operations at a disadvantage to certain of its competitors who have local manufacturing operations.

The contribution from New Zealand improved to S$1.1 million due to the inclusion of Truck Investments for the full six months.

Property

The contribution from property operations for the first six months was S$5.0 million.

The office and industrial rental markets reflected the slowdown and residential buyers adopted a cautious approach in the face of the economic uncertainty. Buyers, however, responded well to projects that were attractively priced.

The Group's investment properties continued to experience healthy occupancy and stable rental rates during the period under review. No progress has been made on the disposal of MCL Land's investment properties as the present market is not conducive to a sale.

The contribution from development properties was mainly from The Sunnydale and Sims Residences. As at 30 June 2001, 83% of the 112-apartment Sims Residences project has been sold while for the Forest Hills project, 74% of the 128 apartments have been sold. A total of 202 units were sold out of a total of 432 units launched in the Ubi Tech Park joint venture project.

The luxury Balmoral Residences project has been completed but sales are weak in the present market.

Astra

The underlying economy in Indonesia remains surprisingly robust considering the political and economic turmoil taking place. The motor vehicle market grew by 21% to 119,636 units for the first five months of the year while the motorcycle market more than doubled to 656,834 units.

Astra's auto sales at 50,258 units were maintained at around the previous year's level despite a strike at a supplier which severely disrupted Kijang production. Full production has since resumed. Motorcycle sales grew by 106% to 328,150 units. Astra Honda Motors, the motorcycle joint venture, was able to partly reverse the market share gains made by cheap imports in the second half of 2000.

Productivity improvements continue to be made in Astra's palm oil activities but prices remain weak due to over-supply.

Due to the size and complexities of Astra, its results are reported later. As such Astra's results are only equity accounted for the six months from 1 December 2000 to 31 May 2001, but adjusted for significant transactions including exchange losses occurring in June 2001. The contribution from the Group's 31% shareholding in Astra was an operating profit of S$20.1 million for the six months.

The Indonesian currency was however, a major casualty of the political and economic turmoil and the Rupiah declined from a rate of Rp9,595 = US$1 at 31 December 2000 to Rp11,440 = US$1 at 30 June 2001, a 19% decline. This resulted in further significant exchange losses on Astra's uncovered US$ debt of which the Group's share was S$62.9 million, but only S$45.7 million was equity accounted by the Group as the carrying value of its investment in Astra has been reduced to a nominal value and equity accounting discontinued in line with the Group's accounting policy.

Astra fully prepaid its Series I debt obligations in March 2001 but the high level of foreign currency debt remains a problem in the weak currency environment.

Other Interests

Other interests showed an increased deficit due to the funding costs on the Astra investment.

Prospects

The economic decline experienced in the region in the first half of the year is expected to continue and will have an impact on the Group's performance.

The Singapore passenger car market is expected to grow while the commercial vehicle market will decline sharply due to the COE quotas determined by the Singapore Land Transport Authority. Competition will remain tough and the Singapore motor operations will no longer have the benefit of the distribution margin on carried over stock. In Malaysia, the non-national car sector is not expected to strengthen and the Australian market is likely to be flat.

MCL Land launched Rio Vista in July 2001 and intends to launch its Robertson 100 and Choa Chu Kang projects in the second half of the year. Prices are expected to remain lacklustre and these projects are not expected to make any meaningful contribution until 2002 as their level of completion of construction by year end will be low.

Occupancies for the Group's investment properties should remain satisfactory with rentals levelling off.

The markets have reacted favourably to the recent smooth political change in Indonesia, but it remains to be seen whether this will be sustained. Astra's performance will be highly dependent on the outcome.

The directors expect that the trading performance for the second half of the year will be lower than for the first half, primarily due to the boost given to the first half by the carried over Mercedes-Benz stocks in Singapore. The value of the Rupiah will have a major impact on Astra and the Group's attributable profit.

Cycle & Carriage Limited
Consolidated profit and loss account

Six months ended 30 June	Note	Unaudited 2001 S$m	2000 S$m	*Change %*
Turnover	3	**2,276.9**	2,060.2	*11*
Operating profit		**68.4**	99.4	*- 31*
Associates		**48.7**	39.6	*23*
Trading profit		**117.1**	139.0	*- 16*
Exceptional items	4	**(56.1)**	(90.8)	*- 38*
Profit before interest	6	**61.0**	48.2	*27*
Net interest		**(14.2)**	(6.3)	*125*
Profit before taxation	3	**46.8**	41.9	*12*
Taxation	5	**(16.3)**	(17.2)	*-5*
Profit after taxation		**30.5**	24.7	*23*
Minority interests		**(4.9)**	(5.4)	*- 9*
Profit attributable to shareholders	6	**25.6**	19.3	*33*
Dividends		**-**	(8.7)	*nm*
Retained profit		**25.6**	10.6	*142*
		cts	cts	*%*
Earnings per share excluding exceptional items (basic and fully diluted)		**27.1**	35.5	*- 23*
Earnings per share (basic and fully diluted)		**10.9**	8.3	*33*
Gross dividends per share (gross)		**3.0**	5.0	*- 40*
Net asset value per share		**S$3.08**	S$2.71	*14*

nm - not meaningful

Cycle & Carriage Limited
Consolidated balance sheet

	Unaudited At 30.6.01 S$m	Audited At 31.12.00 S$m
Fixed assets	**133.8**	139.2
Investment properties	**580.5**	571.9
Development properties	**595.0**	568.2
Interests in associates	**309.4**	290.4
Other non-current assets	**32.9**	32.1
Current assets		
Stocks	**397.1**	392.5
Development property for sale	**141.1**	-
Debtors	**162.3**	195.7
Bank and other liquid funds	**115.2**	93.7
	815.7	681.9
Current liabilities		
Creditors	**347.7**	406.5
Borrowings due within one year	**173.1**	159.3
	520.8	565.8
Net current assets	**294.9**	116.1
Borrowings due after one year	**(802.3)**	(612.1)
Other non-current liabilities	**(11.0)**	(10.1)
	1,133.2	1,095.7
Capital employed		
Share capital	**234.0**	234.0
Reserves	**486.2**	451.6
Shareholders' funds	**720.2**	685.6
Minority interests	**413.0**	410.1
	1,133.2	1,095.7

Cycle & Carriage Limited
Consolidated statement of cash flows

Six months ended 30 June		Unaudited 2001 S$m
Operating profit		**68.4**
Adjustments for		
Depreciation and fixed assets written off	7.4	
Foreign currency translation difference	(7.9)	
		(0.5)
Changes in development properties		(162.7)
Changes in working capital		(40.3)
Cash flows from operating activities		(135.1)
Net interest paid	(16.6)	
Income taxes paid	(29.3)	
		(45.9)
Cash flows from investing activities		
Sale of fixed assets	1.3	
Purchase of fixed assets and shares in associates	(14.0)	
Disposal of a subsidiary, net of cash disposed	8.7	
Dividends received from associates	4.5	
		0.5
Cash flows from financing activities		
Loans to minority shareholders	(1.4)	
Term loans	217.2	
Dividends to minority shareholders	(3.4)	
Dividends paid	-	
		212.4
Net change in cash and cash equivalents		31.9
Cash and cash equivalents at the beginning of the period		82.3
Effect of exchange rate changes		0.5
Cash and cash equivalents at the end of the period		114.7

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2001 which have been prepared in accordance with the Statements of Accounting Standard. The accounting policies used in the presentation of the interim report are consistent with those used in the 2000 audited accounts, except for the adoption of nine new/revised Statements of Accounting Standard. There are no changes in accounting policies that materially affect profit or shareholders' funds resulting from the adoption of the new standards.

2 Company profit and loss account

Six months ended 30 June	Note	Company 2001 S$m	Company 2000 S$m	*Change %*
Turnover	3	**49.3**	113.0	*- 56*
Profit before exceptional item		**46.3**	114.6	*- 60*
Exceptional item	4	**(17.1)**	-	*100*
Profit before taxation	3	**29.2**	114.6	*- 75*
Taxation	5	**(12.0)**	(28.9)	*- 58*
Profit after taxation		**17.2**	85.7	*- 80*
Dividends		**-**	(8.7)	*- 100*
Retained profit		**17.2**	77.0	*- 78*

3 Turnover and profit

Six months ended 30 June	Group 2001 S$m	Group 2000 S$m	*Change %*	Company 2001 S$m	Company 2000 S$m	*Change %*
Turnover includes:						
Investment income	**-**	-	*-*	**48.6**	112.2	*- 57*
Profit before taxation is determined after including:						
Exceptional items	**(56.1)**	(90.8)	*- 38*	**(17.1)**	-	*100*
Depreciation	**(7.4)**	(7.3)	*1*	**(0.1)**	(0.1)	*-*
Interest on borrowings	**(15.9)**	(10.7)	*49*	**(9.8)**	(4.2)	*133*
Interest income	**1.7**	4.4	*- 61*	**9.6**	6.1	*57*
Net exchange gain/(loss)	**(0.4)**	1.5	*nm*	**-**	1.3	*- 100*

4 Exceptional items

The exceptional items included in the profit before taxation are as follows:

Six months ended 30 June	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**3.3**	1.6	**-**	-
Provision for amount owing by a subsidiary	**-**	-	**(17.1)**	-
Share of exchange losses on an associate's foreign currency debt	**(65.3)**	(92.4)	**-**	-
Profit on sale of shares in a subsidiary	**5.9**	-	**-**	-
	(56.1)	(90.8)	**(17.1)**	-

The exceptional items included in the profit after taxation and minority interests are as follows:

Six months ended 30 June	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Provision written back by a subsidiary for foreseeable losses on certain development properties	**1.9**	1.0	**-**	-
Provision for amount owing by a subsidiary	**-**	-	**(17.1)**	-
Share of exchange losses on an associate's foreign currency debt	**(45.7)**	(64.7)	**-**	-
Profit on sale of shares in a subsidiary	**5.9**	-	**-**	-
	(37.9)	(63.7)	**(17.1)**	-

5 Taxation

Six months ended 30 June	Group		Company	
	2001	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m
Current year	**17.0**	27.0	**11.9**	28.8
Deferred taxation	**1.2**	0.8	**0.1**	0.1
Adjustment in respect of prior years	**0.4**	-	-	-
Group taxation	**18.6**	27.8	**12.0**	28.9
Share of associates' taxation	**(2.3)**	(10.6)	-	-
	16.3	17.2	**12.0**	28.9

The Group's effective taxation rate is higher than the standard rate due to certain costs not being deductible for income tax purposes and higher tax rates in certain foreign subsidiaries. The share of associates' tax credits is due mainly to the recognition of the Group's share of Astra's deferred income tax benefits on timing differences and tax losses.

6 Segment information

Six months ended 30 June	Turnover		Profit before interest		Profit attributable to shareholders	
	2001	2000	**2001**	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity :						
Motor	**1,449.1**	1,574.5	**73.1**	97.0	**48.4**	64.9
Property	**74.6**	110.3	**12.1**	17.2	**5.0**	8.9
Astra	**716.8**	310.0	**32.5**	23.6	**20.1**	11.1
Other interests	**36.4**	65.4	**(0.6)**	1.2	**(10.0)**	(1.9)
	2,276.9	2,060.2	**117.1**	139.0	**63.5**	83.0
Exceptional items	**-**	-	**(56.1)**	(90.8)	**(37.9)**	(63.7)
	2,276.9	2,060.2	**61.0**	48.2	**25.6**	19.3
Analysis by geographical location :						
Singapore	**994.6**	1,044.3	**60.8**	86.6	**32.3**	54.6
Malaysia	**122.8**	160.7	**16.0**	15.5	**9.5**	9.9
Indonesia	**716.8**	310.0	**32.5**	23.6	**20.1**	11.1
Australasia	**428.0**	523.9	**7.8**	11.2	**1.6**	5.3
Other	**14.7**	21.3	**-**	2.1	**-**	2.1
	2,276.9	2,060.2	**117.1**	139.0	**63.5**	83.0
Exceptional items	**-**	-	**(56.1)**	(90.8)	**(37.9)**	(63.7)
	2,276.9	2,060.2	**61.0**	48.2	**25.6**	19.3

7 Group borrowings

	At 30.6.2001 S$m	At 31.12.2000 S$m
Repayable within one year		
- secured	**123.9**	126.9
- unsecured	**49.2**	32.4
Repayable after one year		
- secured	**282.3**	212.1
- unsecured	**520.0**	400.0
	975.4	771.4

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Senior Executives' Share Option Scheme and the CCL Executives' Share Option Scheme 2000 amounted to 3,003,500 (31.12.00: 1,936,000). No options were exercised during the period under review.

Between 31 December 2000 and 30 June 2001, there were no rights, bonus or equity issues.

On 9 July 2001, 3,584,657 new ordinary shares of S$1.00 each were issued at an issue price of S$3.29 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2000.

9 Other

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report. No other significant transaction or event has occurred between 30 June 2001 and the date of the report.

10 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 17 August 2001 to 20 August 2001 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 16 August 2001 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 2 October 2001. The interim dividend will be paid on or about 2 October 2001.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore
31 July 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 31 July 2001 to the SGX

MASNET No. 59 OF 01.08.2001
Announcement No. 66


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

APPLICATION OF THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE INTERIM DIVIDEND OF 3% LESS 24.5% TAX FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2001

The Board of Directors of the Company wishes to announce details of the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the just declared interim dividend of 3% per ordinary share of $1.00 each ("Share"), less 24.5% Singapore income tax, for the financial year ending 31 December 2001 ("Interim Dividend").

The Scheme provides shareholders of the Company ("Members") with the option to elect to receive new ordinary shares in the capital of the Company ("New Shares") in lieu of the cash amount of the Interim Dividend declared on the Shares held by them as at 5 p.m. on 16 August 2001 ("Books Closure Date") in respect of the Interim Dividend.

Members entitled to the Interim Dividend will be eligible to participate in the Scheme in respect of the Interim Dividend, subject to the terms and conditions of the Scheme and the restrictions on overseas members described below. Members may also make a permanent election to participate in the Scheme in respect of all future dividends to which the Scheme applies.

Members with registered addresses outside Singapore with the Company or the Central Depository (Pte) Limited ("CDP"), as the case may be, and who have not, at least five market days prior to the Books Closure Date, that is by 8 August 2001, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents ("Overseas Members") will not be eligible to participate in the Scheme.

For the purposes of the application of the Scheme to the Interim Dividend, the price at which each New Share is to be issued will be determined in accordance with the terms and conditions of the Scheme and announced by the Company following the Books Closure Date.

Members who do not participate in the Scheme and Overseas Members will receive the Interim Dividend in cash. Eligible Members who elect to receive New Shares in lieu of the cash amount

New Shares which are equal to or exceed 0.5 shall be rounded up to the nearest whole number. When the fraction is less than 0.5, the number of New Shares shall be rounded down to the nearest whole number.

Notices of Election will be despatched to eligible Members as soon as practicable after the Books Closure Date. Members who have previously made a permanent election to participate in the Scheme (and who have not duly cancelled their permanent election) will receive scrip in lieu of the cash amount of the Interim Dividend. They will be sent Scrip Dividend Entitlement Advices instead of Notices of Election.

Date : 1 August 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 01/08/2001 to the SGX

MASNET No. 27 OF 06.08.2001
Announcement No. 48


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	03/08/2001
Date of change of interest:	2-3/08/01
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of Shares

Shares held in the name of registered holder

No. of shares of the change:	2,110,000
% of issued share capital:	0.89
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.20
No. of shares held before change:	5,014,579
% of issued share capital:	2.11
No. of shares held after change:	7,124,579
% of issued share capital:	3

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		65,081,756
% of issued share capital:		27.39
No. of shares held after change:		67,191,756
% of issued share capital:		28.28
Total shares:		67,191,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,191,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/08/2001 to the SGX

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 13/08/2001

Date of change of interest: 13/08/2001

Name of registered holder: CDP - Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Acquisition of shares

Shares held in the name of registered holder

No. of shares of the change:	121,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.28 to S$3.30 per share
No. of shares held before change:	7,124,579
% of issued share capital:	3
No. of shares held after change:	7,245,579
% of issued share capital:	3.05

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,191,756
% of issued share capital:		28.28
No. of shares held after change:		67,312,756
% of issued share capital:		28.33
Total shares:		67,312,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,312,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/08/2001 to the SGX

MASNET No. 42 OF 17.08.2001
Announcement No. 46



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - ISSUE PRICE OF NEW SHARES

On 31 July 2001, the Board of Directors of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the interim dividend of 3% per ordinary share of $1.00 each less 24.5% Singapore income tax for the financial year ending 31 December 2001 (the "Interim Dividend") and the books closure date for determining shareholders' entitlements to the Interim Dividend. Details of the application of the Scheme to this Interim Dividend were announced on 1 August 2001.

The Directors of the Company wish to inform that for the purposes of the application of the Scheme to the Interim Dividend, the issue price of the fully paid new ordinary shares of $1.00 each ("New Shares") in the capital of the Company to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Interim Dividend, is $3.38 for each New Share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("SGX-ST") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Interim Dividend and ending on 16 August 2001 (being the Books Closure Date for the Interim Dividend).

The Interim Dividend will be paid on or about 2 October 2001.

Save for members with a shareholding of less than 75 shares and overseas members who had not by 8 August 2001 provided registered addresses in Singapore to the Company or The Central Depository (Pte) Limited (" CDP"), Notices of Election will be despatched to eligible members on 27 August 2001.

A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 ("Share Registrar").

Notification in the form of a Scrip Dividend Entitlement Advice, will be sent on 27 August 2001 to members who had previously made a permanent election to participate in the Scheme in respect of their scrip dividend entitlement. No Notice of Election will be sent to them. If such members wish to cancel their permanent election to participate in the Scheme from and including this Interim Dividend, and elect to receive cash instead, a Notice of Cancellation must be completed and returned to the Share Registrar or CDP, as the case may be, so as to be received not later than the close of business on 14 September 2001. Copies of the Notice of Cancellation can be obtained, as the case may be, from the Share Registrar at its address stated above or CDP at 20 Cecil Street, #06-03/08, Singapore Exchange, Singapore 0497805.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/08/2001 to the SGX

82-3163

MASNET No. 47 OF 20.08.2001
Announcement No. 48



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	20/08/2001
Date of change of interest:	17/08/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	143,000
% of issued share capital:	0.06
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.44 to S$3.46 per share
No. of shares held before change:	7,245,579
% of issued share capital:	3.05
No. of shares held after change:	7,388,579
% of issued share capital:	3.11

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,312,756
% of issued share capital:		28.33
No. of shares held after change:		67,455,756
% of issued share capital:		28.39
Total shares:		67,455,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,455,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 20/08/2001 to the SGX

MASNET No. 52 OF 21.08.2001
Announcement No. 52

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	21/08/2001
Date of change of interest:	20/08/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	271,000
% of issued share capital:	0.11
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.42 to S$3.46 per share
No. of shares held before change:	7,388,579
% of issued share capital:	3.11
No. of shares held after change:	7,659,579
% of issued share capital:	3.22

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,455,756
% of issued share capital:		28.39
No. of shares held after change:		67,726,756
% of issued share capital:		28.51
Total shares:		67,726,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,726,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/08/2001 to the SGX



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	23/08/2001
Date of change of interest:	22/08/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	45,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.40 to S$3.44 per share
No. of shares held before change:	7,659,579
% of issued share capital:	3.22
No. of shares held after change:	7,704,579
% of issued share capital:	3.24

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,726,756
% of issued share capital:		28.51
No. of shares held after change:		67,771,756
% of issued share capital:		28.53
Total shares:		67,771,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,771,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 24/08/2001 to the SGX

MASNET No. 28 OF 27.08.2001
Announcement No. 29

82-3163



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – DESPATCH OF ELECTION NOTICES TO MEMBERS

On 31 July 2001, the Board of Directors of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the interim dividend of 3% per ordinary share of $1.00 each less 24.5% Singapore income tax for the financial year ending 31 December 2001 (the "Interim Dividend") and the books closure date for determining shareholders' entitlements to the Interim Dividend. Details of the application of the Scheme to this Interim Dividend were announced on 1 August 2001.

On 17 August 2001, the Directors announced that the issue price of the fully paid new ordinary shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Interim Dividend, is $3.38 for each share.

The Directors are pleased to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5.00 p.m. on 16 August 2001, being the books closure date in respect of the Interim Dividend, to whom the Scheme has been made available ("Members") and who have not previously made any permanent election to participate in the Scheme.

Notification in the form of Scrip Dividend Entitlement Advices have also been despatched today to Members who have previously made permanent elections to participate in the Scheme in respect of all applicable dividends ("Permanent Electors"). No Notices of Election have been sent to Permanent Electors.

Members who wish to elect to participate in the Scheme must complete, sign and return the Notices of Election to the Company's Share Registrar, Barbinder & Co Pte Ltd ("Share Registrar"), or The Central Depository (Pte) Limited ("CDP"), as the case may be, at their respective addresses set out below, by the close of business on 14 September 2001. Notices of Election received after the close of business on 14 September 2001 will

not be effective for the Interim Dividend. Members who do not elect to participate in the Scheme will receive the Interim Dividend in cash.

Permanent Electors who wish to cancel their permanent election to participate in the Scheme from and including this Interim Dividend, and elect to receive cash instead, must complete and return their Notice of Cancellation to the Share Registrar or the CDP, as the case may be, so as to be received not later than the close of business on 14 September 2001. Notices of Cancellation received after the close of business on 14 September 2001 will not be effective for the Interim Dividend. Members who have duly cancelled their permanent election to receive the Interim Dividend in cash. A copy of the Notice of Cancellation can be obtained from the Share Registrar or the CDP at their respective addresses set down below.

The Interim Dividend will be paid on or about 2 October 2001.

Members who have not received their Notices of Election or Scrip Dividend Entitlement Notice, as relevant, by 5 September 2001 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424.

The Central Depository (Pte) Limited
20 Cecil Street #06-03/08
The Exchange
Singapore 049315.

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

Submitted by Ho Yeng Tat, Group Company Secretary on 27/08/2001 to the SGX

MASNET No. 30 OF 27.08.2001
Announcement No. 31

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	27/08/2001
Date of change of interest:	24/08/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	120,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.44 to S$3.46 per share
No. of shares held before change:	7,704,579
% of issued share capital:	3.24
No. of shares held after change:	7,824,579
% of issued share capital:	3.29

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,771,756
% of issued share capital:		28.53
No. of shares held after change:		67,891,756
% of issued share capital:		28.58
Total shares:		67,891,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,891,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 27/08/2001 to the SGX

MASNET No. 30 OF 29.08.2001
Announcement No. 30


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	28/08/2001
Date of change of interest:	28/08/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	30,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.44 to S$3.46 per share
No. of shares held before change:	7,824,579
% of issued share capital:	3.29
No. of shares held after change:	7,854,579
% of issued share capital:	3.3

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,891,756
% of issued share capital:		28.58
No. of shares held after change:		67,921,756
% of issued share capital:		28.59
Total shares:		67,921,756

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 67,921,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 29/08/2001 to the SGX



CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 31/08/2001

Date of change of interest: 30-31/8/1

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	105,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.42 to S$3.46 per share
No. of shares held before change:	7,854,579
% of issued share capital:	3.31
No. of shares held after change:	7,959,579
% of issued share capital:	3.35

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		67,921,756
% of issued share capital:		28.59
No. of shares held after change:		68,026,756
% of issued share capital:		28.63
Total shares:		68,026,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,026,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/09/2001 to the SGX

MASNET No. 5 OF 04.09.2001
Announcement No. 5



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	03/09/2001
Date of change of interest:	03/09/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	18,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.46 per share
No. of shares held before change:	7,959,579
% of issued share capital:	3.35
No. of shares held after change:	7,977,579
% of issued share capital:	3.36

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,026,756
% of issued share capital:		28.63
No. of shares held after change:		68,044,756
% of issued share capital:		28.64
Total shares:		68,044,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,044,756 shares by virtue of JMHI's and JMH's interests in Jardine Startegic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/09/2001 to the SGX

MASNET No. 12 OF 05.09.2001
Announcement No. 12

82-3163



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 04/09/2001

Date of change of interest: 04/09/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	68,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.42 to S$3.46 per share
No. of shares held before change:	7,977,579
% of issued share capital:	3.36
No. of shares held after change:	8,045,579
% of issued share capital:	3.39

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,044,756
% of issued share capital:		28.64
No. of shares held after change:		68,112,756
% of issued share capital:		28.67
Total shares:		68,112,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,112,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/09/2001 to the SGX


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 05/09/2001

Date of change of interest: 05/09/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	51,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.44 to S$3.46 per share
No. of shares held before change:	8,045,579
% of issued share capital:	3.39
No. of shares held after change:	8,096,579
% of issued share capital:	3.41

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,112,756
% of issued share capital:		28.67
No. of shares held after change:		68,163,756
% of issued share capital:		28.69
Total shares:		68,163,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,163,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited (JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/09/2001 to the SGX

MASNET No. 24 OF 07.09.2001
Announcement No. 26

82-3163



CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	06/09/2001
Date of change of interest:	06/09/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.38 to S$3.44 per share
No. of shares held before change:	8,096,579
% of issued share capital:	3.41
No. of shares held after change:	8,196,579
% of issued share capital:	3.45

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,163,756
% of issued share capital:		28.69
No. of shares held after change:		68,263,756
% of issued share capital:		28.73
Total shares:		68,263,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,263,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/09/2001 to the SGX

MASNET No. 30 OF 10.09.2001
Announcement No. 34

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Strategic Holdings Ltd

Date of notice to company: 07/09/2001

Date of change of interest: 07/09/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	20,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.32 to S$3.36 per share
No. of shares held before change:	8,196,579
% of issued share capital:	3.45
No. of shares held after change:	8,216,579
% of issued share capital:	3.46

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,263,756
% of issued share capital:		28.73
No. of shares held after change:		68,283,756
% of issued share capital:		28.74
Total shares:		68,283,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,283,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 10/09/2001 to the SGX



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Jardine Stategic Holdings Ltd

Date of notice to company: 12/09/2001

Date of change of interest: 11/09/2001

Name of registered holder: CDP-Citibank Nominees (Singapore) Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	65,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.24 to S$3.32 per share
No. of shares held before change:	8,216,579
% of issued share capital:	3.46
No. of shares held after change:	8,281,579
% of issued share capital:	3.49

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,283,756
% of issued share capital:		28.74
No. of shares held after change:		68,348,756
% of issued share capital:		28.77
Total shares:		68,348,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,348,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 12/09/2001 to the SGX

MASNET No. 49 OF 14.09.2001
Announcement No. 49

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	14/09/2001
Date of change of interest:	13/09/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Purchase of shares

Shares held in the name of registered holder

No. of shares of the change:	85,000
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	ranging from S$3.16 to S$3.24 per share
No. of shares held before change:	8,281,579
% of issued share capital:	3.49
No. of shares held after change:	8,366,579
% of issued share capital:	3.53

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,348,756
% of issued share capital:		28.77
No. of shares held after change:		68,433,756
% of issued share capital:		28.8
Total shares:		68,433,756

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,433,756 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/09/2001 to the SGX

MASNET No. 57 OF 03.10.2001
Announcement No. 61

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – ALLOTMENT & ISSUE OF SHARES

Cycle & Carriage Limited (the "Company") is pleased to announce that 874,548 ordinary shares of $1.00 each in the Company (the "New Shares") have been allotted and issued to the eligible members of the Company ("Members") who have elected to participate ("Participating Members") in the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") in respect of the interim dividend of 3% less 24.5% tax for the financial year ending 31 December 2001 (the "Interim Dividend"). The issue price of $3.38 per New Share, being equal to the average of the last dealt prices of the Company's shares for each of the market days from 14 August 2001 to 16 August 2001, was determined in accordance with Clause 4.9 of the Scheme Statement.

The New Shares were allotted and issued on 2 October 2001 to The Central Depository (Pte) Limited ("CDP") (for credit to the securities accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares. The New Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up ordinary shares of the Company has increased to 238,454,644 ordinary shares of $1.00 each.

Members who did not elect to participate in the Scheme were paid the Interim Dividend in cash on 2 October 2001.

Submitted by HO YENG TAT, GROUP COMPANY SECRETARY on 03/10/2001 to the SGX

MASNET No. 11 OF 05.10.2001
Announcement No. 11

82-3163



CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	04/10/2001
Date of change of interest:	02/10/2001
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd & DBS Trustee Limited
Circumstance giving rise to the change:	Others
Please specify details:	Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	451,075
% of issued share capital:	0.19
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.38 per share
No. of shares held before change:	8,366,579
% of issued share capital:	3.51
No. of shares held after change:	8,817,654
% of issued share capital:	3.7

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,433,756
% of issued share capital:		28.7
No. of shares held after change:		68,884,831
% of issued share capital:		28.89
Total shares:		68,884,831

JMH Investments Limited ("JMHI"), Jardine Matheson Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,884,831shares by virute of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/10/2001 to the SGX


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder: Edaran Otomobil Nasional Berhad

Date of notice to company: 05/10/2001

Date of change of interest: 02/10/2001

Name of registered holder: CDP-Raffles Nominees Pte Ltd

Circumstance giving rise to the change: Others
Please specify details: Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	332,703
% of issued share capital:	0.14
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.38 per share
No. of shares held before change:	49,648,376
% of issued share capital:	20.82
No. of shares held after change:	49,981,079
% of issued share capital:	20.96

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		49,648,376
% of issued share capital:		20.82
No. of shares held after change:		49,981,079
% of issued share capital:		20.96
Total shares:		49,981,079

Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad (formerly known as Diversified Resources Berhad), Gadek (Malaysia) Berhad, Mega Consolidated Sdn Bhd and Hicom Holdings Berhad are deemed to have an interest in the 49,981,079 shares held by Edaran Otomobil Nasional Berhad.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/10/2001 to the SGX

82-3163



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Neville Barry Venter
Date of notice to company:	09/10/2001
Date of change of interest:	02/10/2001
Name of registered holder:	The Central Depository (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Election of Scrip Dividend

Shares held in the name of registered holder

No. of shares of the change:	69
% of issued share capital:	0.00003
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.38 per share
No. of shares held before change:	10,276
% of issued share capital:	0.004309
No. of shares held after change:	10,345
% of issued share capital:	0.004338

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		10,276
% of issued share capital:		0.004309
No. of shares held after change:		10,345
% of issued share capital:		0.004338
Total shares:		10,345

Submitted by Ho Yeng Tat, Group Company Secretary on 09/10/2001 to the SGX

MASNET No. 15 OF 01.11.2002
Announcement No. 15


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that on 31 October 2002, it has purchased from the market 16,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$16,000.00. CCL's shareholding in MCL remains at 65.58%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 01/11/2002 to the SGX

MASNET No. 99 OF 15.11.2001
Announcement No. 109

82-3163



CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF MALAYSIAN ASSOCIATED COMPANY



CYCLE & CARRIAGE BINTANG BERHAD
(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)
QUARTERLY REPORT

Quarterly report on consolidated results for the third quarter ended 30/9/2001. The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2000 RM'000	CURRENT YEAR TO DATE 30/9/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2000 RM'000
1 (a)	Revenue	207,603	190,511	562,164	532,134
(b)	Investment income	-	-	34	80
(c)	Other income	1,403	994	2,464	5,024
2 (a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	32,160	19,024	89,126	71,345
(b)	Finance cost	(5)	(6)	(178)	(45)
(c)	Depreciation and amortisation	(1,977)	(1,311)	(5,545)	(4,568)
(d)	Exceptional items	-	-	-	-
(e)	Profit/(loss) before income tax, minority interests and extraordinary items	30,178	17,707	83.402	66,732
(f)	Share of profits and losses of associated companies	4,976	1,637	8,264	8,199
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	35,154	19,344	91,666	74,931
(h)	Income tax	(12,701)	(6,236)	(30,050)	(21,279)

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2000 RM'000	CURRENT YEAR TO DATE 30/9/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2000 RM'000
(i)	(i) Profit/(loss) after income tax before deducting minority interests	22,453	13,108	61,616	53,652
	(ii) Minority interests	-	-	-	-
(j)	Pre-acquisition profit/(loss), if applicable	-	-	-	-
(k)	Net profit/(loss) from ordinary activities attributable to members of the Company	22,453	13,108	61,616	53,652
(l)	(i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(m)	Net profit/(loss) attributable to members of the Company	22,453	13,108	61,616	53,652
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
	(a) Basic (based on 97,835,500 (2000:97,661,278) weighted average number of ordinary shares) (sen)	23.0	13.4	63.0	54.9
	(b) Fully diluted (based on 97,854,780 (2000:97,705,070) weighted average number of ordinary shares) (sen)	23.0	13.4	63.0	54.9

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 30/9/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 31/12/2000 RM'000
1	Property, plant and equipment	92,787	92,187
2	Investment property	-	-
3	Investment in associated companies	173,080	180,424
4	Long term investments	-	-
5	Goodwill on consolidation	-	-
6	Intangible assets	-	-
7	Other long term assets	-	-
8	Current assets		
	Inventories	391,150	381,308
	Trade receivables	78,133	52,014
	Short term investments	-	-
	Cash	34,089	31,079
	Others - Other debtors	973	864
	- Amount due from an associated company	421	9,803
		504,766	475,068
9	Current liabilities		
	Trade payables	107,752	143,773
	Other payables	2,869	147
	Short term borrowings	-	-
	Provision for taxation	51,199	25,162
	Proposed dividend	-	17,610
	Others – Amount due to an associated company	34	-
	- Provision for liabilities and charges	12,164	14,187
		174,018	200,879
10	Net current assets	330,748	274,189
		596,615	546,800
11	Shareholders' funds		
	Share capital	97,836	97,836
	Reserves		
	Share premium	11,223	11,223
	Revaluation reserve	3,608	3,617
	Capital reserve	-	-
	Statutory reserve	-	-
	Retained profit	487,473	436,423
	Others	(3,573)	(2,347)
		596,567	546,752
12	Minority interests	-	-
13	Long term borrowings	-	-
14	Other long term liabilities	-	-
15	Deferred taxation	48	48
		596,615	546,800
16	Net tangible assets per share (RM)	6.10	5.59

1 **Accounting Policies**

The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements. The accounts were also prepared in compliance with the applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965. Certain comparative figures in the preceding year corresponding quarter have been restated to conform with the presentation of the most recent annual financial statements.

2 **Exceptional Items**

There were no exceptional items for the current quarter and financial year-to-date.

3 **Extraordinary Items**

There were no extraordinary items for the current quarter and financial year-to-date.

4 **Taxation**

Taxation comprises:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2000 RM'000	CURRENT YEAR TO DATE 30/9/2001 RM'000	PRECEDING YEA CORRESPONDING PERIOD 30/9/2000 RM'000
Current	12,247	5,828	29,784	19,508
Prior years over provision	-	-	(1,000)	-
Share of tax in associated companies	454	408	1,266	1,771
	12,701	6,236	30,050	21,279

Taxation for the Group is higher than the statutory tax rate due to certain expenses not deductible for tax purposes.

5 **Unquoted Investments and / or Properties**

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

6 **Quoted Securities**

(a) There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date other than the allotment of 855,330 ordinary shares in Park May Berhad on 7 March 2001 under a debt settlement scheme concluded with Park May Berhad, representing settlement of 10% of the total debts of RM11.9 million owed by Park May Berhad at a conversion price of RM1.39 per share (the balance 90% of debts have been converted into Irredeemable Convertible Unsecured Loan Stocks ("ICULS") of Park May Berhad on 22 November 2000 and are convertible to ordinary shares in Park May Berhad on 22 November 2001 at a conversion price of RM1.90 per ICULS);

(b) Investments in quoted securities as at 30 September 2001 were as follows:-

		RM'000
(i)	At cost	1,190
(ii)	At carrying value/book value	1
(iii)	At market value	445

7 **Changes in the Composition of the Group**

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

8 **Status of Corporate Proposals**

Other than the announcement on 26 July 2001 pertaining to the signing of a Letter of Intent with Automobiles Peugeot relating to the possibility of the Company being appointed as importer and distributor of Peugeot vehicles in Malaysia, there were no corporate proposals announced but not completed at the date of issue of this quarterly report.

9 **Repayment of Debts and Dealing in Own Shares**

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations,

10 **Group Borrowings and Debt Securities**

There were no borrowings and debt securities as at 30 September 2001.

11 **Contingent Liabilities**

There were no material changes in contingent liabilities since the last annual balance sheet date to the date of issue of this quarterly report.

12 **Off Balance Sheet Financial Instruments**

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 September 2001, the open position of foreign currency forward contracts entered into by the Company was RM103.0 million, out of which RM21.4 million has been closed as at 9 November 2001. The total amount of foreign currency forward contracts entered into after 30 September 2001 by the Company was RM17.8 million, all of which was still outstanding as at 9 November 2001.

The details of the open contracts as at 9 November 2001 are as follows:-

Maturity	Foreign Currency Amount			RM equivalent
	Euro	Yen	US Dollar	
Within 1 month	5,100,000	-	-	16,465,000
More than 1 month, less than 3 months	9,200,000	109,410,000	1,008,000	39,158,000
More than 3 months, less than 6 months	12,410,000	-	720,000	43,815,000
Total	26,710,000	109,410,000	1,728,000	99,438,000

13 **Material Litigation**

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. Todate, the amount is still outstanding. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The timing of execution is dependent on the court processes. The debts have already been fully provided in the accounts in prior years.

14 **Segment Reporting**

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

15 **Material Change in Current Quarter Results Compared to Preceding Quarter Results**

The Group recorded an unaudited profit before taxation of RM35.2 million in the third quarter of 2001, down RM2.4 million or 6% compared to the preceding quarter's results. The revenue of the Group has improved over the preceding quarter with higher sales of the new CKD C-class models as assembly output increased during the quarter to meet outstanding customers' orders. However, contributions from the Company and its subsidiaries fell during the quarter as more provisions were made on stocks in view of the uncertainties on vehicle demand following the September terrorist attack on the United States that could trigger off far reaching adverse consequences on the global economy.

The Group's 30% owned associated company, Cycle & Carriage (Malaysia) Sdn Berhad, has contributed higher share of profit due to a gain on sale of a piece of vacant land in Subang in the current quarter.

16 **Review of Results**

The Group achieved a consolidated profit before taxation of RM91.7 million in the first nine months of 2001, registering a 22% increase in profit compared to the corresponding period in 2000. The substantial improvement in profit was contributed by the Company and its subsidiaries while contributions from its associated companies were only marginally higher.

The Group's favourable results were attributable to higher sales of Mercedes-Benz passenger cars especially the new CKD C-class models available since April 2001 and the CKD S-class models available since December 2000. Mercedes Benz commercial vehicle sales have also improved during the period, thus lifted the pressure on stock holding.

CCL Group Properties Sdn Berhad's results were lower than the corresponding period last year as included in 2000 results was a gain on disposal of a piece of undeveloped land in Singapore and the write-back of excess provision on development costs upon finalisation of MeraWoods and MeraLodge projects. On the other hand, Cycle & Carriage (Malaysia) Sdn Berhad's results were higher than the corresponding period last year as included in the current results was a gain on disposal of a piece of vacant land in Subang.

17 **Material Subsequent Events**

There were no material events subsequent to 30 September 2001 that have not been reflected in the financial statement for the period ended 30 September 2001 up to the date of issue of this quarterly report.

18 **Seasonal or Cyclical Factors**

There were no major seasonal or cyclical factors affecting the motor industry.

19 **Prospects**

In view of the weaker market, it will be necessary to make additional provisions on excess vehicle stocks, which will negatively impact the 4th quarter results.

20 **Variance of Actual Profit from Forecast Profit**

Not applicable.

21 **Dividend**

On 30 July 2001, the Board of Directors had declared an interim dividend of 15.0 sen per share (2000 : 15.0 sen per share). The dividend less income tax of 28% was paid on 14 September 2001. The Board of Directors does not recommend the payment of any additional interim dividend in this quarter.

22 **Other Development**

As reported previously, Daimler Chrysler AG has been pursuing an active participation in the wholesale business in various countries in the region. Daimler Chrysler AG has indicated their interest in participating in the Mercedes-Benz wholesale business in Malaysia. At the date of this report, there was no significant development yet on the matter.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 15 November 2001

Submitted by Ho Yeng Tat, Group Company Secretary on 15 November 2001 to the SGX

MASNET No. 58 OF 14.12.2001
Announcement No. 60



CYCLE & CARRIAGE CYCLE & CARRIAGE LIMITED

ANNOUNCEMENT BY SUBSIDIARY, MCL LAND LIMITED

We append below the announcement released by our subsidiary to the Singapore Exchange earlier today.

MCL LAND LIMITED

PROTECTIVE TAX ASSESSMENT ON MCL LAND ACREAGE PTE LTD

The Board of Directors of MCL Land Limited ("MCL") wishes to announce that MCL's wholly owned subsidiary, MCL Land Acreage Pte Ltd ("MCLA"), recently received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to $82.5 million. This relates to gains that arose from the sale of Ardmore Park in 1994.

The protective assessment is issued in view of Section 74(1) of the Income Tax Act, which provides for a 6 year time limit for the IRAS to raise additional assessment. Given that this is just a protective assessment, the IRAS has, on its own volition, stood over the collection of the additional tax of $82.5 million without imposition of penalty for any late payment if, in the unlikely event, the assessment is not vacated and the standover is lifted. MCLA therefore has no present liability to settle the tax.

MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability to tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated.

MCLA is in the process of dealing with certain queries raised by the IRAS and is working towards getting the IRAS to amend or withdraw the protective assessment.

In view of the circumstances under which the protective tax assessment was raised, MCLA has been advised by legal counsel that provision for tax is not necessary.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/12/2001 to the SGX

MASNET No. 26 OF 25.01.2002
Announcement No. 29


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

SUBSTANTIAL INCREASE IN PRICE AND TRADING VOLUME OF THE COMPANY SHARES ON THE SINGAPORE EXCHANGE TODAY

Pursuant to Clause 1204 of the listing manual, Cycle & Carriage Limited (the "Company") wishes to announce that it is not aware of any possible reasons which could have contributed to the sharp increase in the price and trading volume of its shares on the Singapore Exchange today.

Save for the announcement just released relating to the Company's purchase of additional 6,505,914 shares in PT Astra International Tbk from Batavia Investment Fund II Ltd (in voluntary liquidation) and as far as the Company is aware of, there is no material development affecting the Company or its affairs which might reasonably be expected to have a significant effect on the price and volume of the Company's shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/01/2002 to the SGX

MASNET No. 21 OF 25.01.2002
Announcement No. 24


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

PURCHASE OF ADDITIONAL SHARES IN P.T. ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 25th January 2002, through its wholly-owned subsidiary, Cycle & Carriage (Mauritius) Limited ("C&C Mauritius"), purchased from Batavia Investment Fund II Ltd, in voluntary liquidation ("Batavia"), 6,505,914 shares ("Additional Shares") in PT Astra International Tbk ("Astra International") at market value for a total consideration of US$1,326,555.86.

The Additional Shares form 0.26% of the issued share capital of Astra International, and are part of the 1,019,880,060 shares purchased from the Indonesian Bank Restructuring Agency by the Cycle & Carriage consortium in March 2000. The purchase of the Additional Shares was pursuant to the right of first refusal granted under the shareholders' agreement amongst the original consortium members.

The purchase of the Additional Shares was funded by internal resources.

Prior to the acquisition of the Additional Shares, CCL owned 30.69% of the issued share capital of Astra International. After the acquisition of the Additional Shares, CCL's interest will increase to 30.95%. The acquisition is in line with CCL's strategy to consolidate its position in the Southeast Asian automotive sector. CCL has been working closely with the management of Astra International and believes that the Company will continue to maintain its dominant position in the Indonesian automobile market.

The acquisition of the Additional Shares is not expected to have any significant impact on the earnings per share or net tangible asset value per share of CCL for the financial year ending 31 December 2002.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/01/2002 to the SGX

MASNET No. 26 OF 25.01.2002
Announcement No. 29


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

SUBSTANTIAL INCREASE IN PRICE AND TRADING VOLUME OF THE COMPANY SHARES ON THE SINGAPORE EXCHANGE TODAY

Pursuant to Clause 1204 of the listing manual, Cycle & Carriage Limited (the "Company") wishes to announce that it is not aware of any possible reasons which could have contributed to the sharp increase in the price and trading volume of its shares on the Singapore Exchange today.

Save for the announcement just released relating to the Company's purchase of additional 6,505,914 shares in PT Astra International Tbk from Batavia Investment Fund II Ltd (in voluntary liquidation) and as far as the Company is aware of, there is no material development affecting the Company or its affairs which might reasonably be expected to have a significant effect on the price and volume of the Company's shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/01/2002 to the SGX

82-3163

MASNET No. 73 OF 31.01.2002
Announcement No. 73



CYCLE & CARRIAGE   CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	31/01/2002
Date of change of interest:	30/01/2002
Name of registered holder:	CDP-DBS Nominees (DBS Trustee Limited)
Circumstance giving rise to the change:	Others
Please specify details:	Transfer of shares from JSH Singapore Investments Limited to Jardine Strategic Singapore Pte Ltd, both of which are wholly owned by Jardine Strategic Holdings Ltd

Shares held in the name of registered holder

No. of shares of the change:	8,415,133
% of issued share capital:	3.53
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$3.16 per share
No. of shares held before change:	60,469,698
% of issued share capital:	25.36
No. of shares held after change:	68,884,831
% of issued share capital:	28.89

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:		68,884,831
% of issued share capital:		28.89
No. of shares held after change:		68,884,831
% of issued share capital:		28.89
Total shares:		68,884,831

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 68,884,831 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 31/01/2002 to the SGX

MASNET No. 20 OF 15.02.2002
Announcement No. 22


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

PURCHASE OF SHARES IN P.T. ASTRA INTERNATIONAL Tbk

Cycle & Carriage Limited ("CCL") wishes to announce that it has today through its wholly-owned subsidiary, Cycle & Carriage (Mauritius) Limited ("Cycle & Carriage"), purchased from the market, 27,000,000 shares of IDR500 each ("Additional Shares") in PT Astra International Tbk ("Astra International") at IDR2,550 per share for a total consideration of US$6,684,466.

The Additional Shares form 1.06% of the issued share capital of Astra International. The purchase of the Additional Shares will be funded by internal resources and borrowings.

Prior to the acquisition, Cycle & Carriage owned 30.90% of the issued share capital in Astra International. After the acquisition, Cycle & Carriage's interest will increase to 31.96%. The acquisition will enable Cycle & Carriage to maintain its shareholding in Astra International at about the current level in view of the dilution of its shareholding from the periodical exercise of rights and employee share options in Astra International. This is in line with the long-term nature of its investment in Astra International.

Had the acquisition of the Additional Shares taken place on 1 January 2001, it would not have had any significant impact on the earnings per share or net tangible asset value per share of CCL for the financial year ended 31 December 2001.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 15/02/2002 to the SGX

MASNET No. 44 OF 21.02.2002
Announcement No. 45


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF ASSOCIATED COMPANY

We append below the Quarterly Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange earlier today.


BINTANG

CYCLE & CARRIAGE BINTANG BERHAD
(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)
QUARTERLY REPORT

Quarterly report on consolidated results for the fourth quarter ended 31/12/2001. The figures for the individual quarters have not been audited but figures for the cumulative quarters have been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM'000	CURRENT YEAR TO DATE 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM'000
1 (a)	Revenue	178,608	128,939	740,772	661,073
(b)	Investment income	-	1	34	81
(c)	Other income	3,014	483	5,478	5,507
2 (a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	6,601	15,793	95,727	87,138
(b)	Finance cost	(193)	(10)	(371)	(55)
(c)	Depreciation and amortisation	(1,989)	(1,799)	(7,535)	(6,367)
(d)	Exceptional items	-	-	-	-
(e)	Profit/(loss) before income tax, minority interests and extraordinary items	4,419	13,984	87,821	80,716
(f)	Share of profits and losses of associated companies	892	5,217	9,156	13,416

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM'000	CURRENT YEAR TO DATE 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM'000
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	5,311	19,201	96,977	94,132
(h)	Income tax	(5,531)	(6,571)	(35,581)	(27,850)
(i)	(i) Profit/(loss) after income tax before deducting minority interests	(220)	12,630	61,396	66,282
	(ii) Minority interests	-	-	-	-
(j)	Pre-acquisition profit/(loss), if applicable	-	-	-	-
(k)	Net profit/(loss) from ordinary activities attributable to members of the Company	(220)	12,630	61,396	66,282
(l)	(i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(m)	Net profit/(loss) attributable to members of the Company	(220)	12,630	61,396	66,282
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
	(a) Basic (based on 97,835,500 (2000:97,704,833) weighted average number of ordinary shares) (sen)	(0.23)	12.93	62.75	67.84
	(b) Fully diluted (based on 97,869,340 (2000:97,748,955) weighted average number of ordinary shares) (sen)	(0.23)	12.92	62.73	67.81

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURENT QUARTER 31/12/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 31/12/2000 RM'000
1	Property, plant and equipment	90,905	92,187
2	Investment property	-	-
3	Investment in associated companies	167,654	180,424
4	Long term investments	-	-
5	Goodwill on consolidation	-	-
6	Intangible assets	-	-
7	Other long term assets	-	-
8	Current assets		
	Inventories	418,152	381,308
	Trade receivables	78,183	52,014
	Short term investments	-	-
	Cash	11,420	31,079
	Others - Other debtors	1,117	864
	- Amount due from an associated company	1,022	9,803
		509,894	475,068
9	Current liabilities		
	Trade payables	127,385	143,773
	Other payables	142	147
	Short term borrowings	-	-
	Provision for taxation	32,553	25,162
	Proposed dividend	17,610	17,610
	Others – Amount due to an associated company	34	-
	- Provision for liabilities and charges	15,503	14,187
		193,227	200,879
10	Net current assets	316,667	274,189
		575,226	546,800

11	Shareholders' funds		
	Share capital	97,836	97,836
	Reserves		
	Share premium	11,223	11,223
	Revaluation reserve	2,186	3,617
	Capital reserve	-	-
	Statutory reserve	-	-
	Retained profit	469,643	436,423
	Others	(5,698)	(2,347)
		575,190	546,752
12	Minority interests	-	-
13	Long term borrowings	-	-
14	Other long term liabilities	-	-
15	Deferred taxation	36	48
		575,226	546,800
16	Net tangible assets per share (RM)	5.88	5.59

Notes

1 **Accounting Policies**
The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements. The accounts were also prepared in compliance with the applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965. Certain comparative figures in the preceding year corresponding quarter have been restated to conform with the presentation of the most recent annual financial statements.

2 **Exceptional Items**
There were no exceptional items for the current quarter and financial year-to-date.

3 **Extraordinary Items**
There were no extraordinary items for the current quarter and financial year-to-date.

4 **Taxation**
Taxation comprises:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM'000	CURRENT YEAR TO DATE 31/12/2001 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM'000
Current	4,906	7,938	34,690	27,446
Prior years under/(over) provision	8	(1,775)	(992)	(1,775)
Share of tax in associated companies	629	467	1,895	2,238
Deferred taxation	(12)	(59)	(12)	(59)
	5,531	6,571	35,581	27,850

Taxation for the Group is higher than the statutory tax rate due to certain expenses not deductible for tax purposes.

5 **Unquoted Investments and / or Properties**
During the current quarter, the Company disposed of a piece of long leasehold land at 1 ½ Mile, Jalan Tuaran, Kota Kinabalu, Sabah at a price of RM800,000. The profit attributable to this disposal was RM695,000 after Real Property Gains Tax of RM36,000. During the period, there was also a compulsory acquisition of 2.16 hectares out of 20.23 hectares of the Company's leasehold land in Sepang by the District Office. The profit associated with this disposal was RM1,294,000.

Other than the sales disclosed above, there were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

6 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date other than that disclosed below:-

The allotment of 855,330 ordinary shares at RM1.39 per share and 5,631,670 ordinary shares at RM1.90 per share in Park May Berhad on 7 March 2001 and 24 December 2001 respectively, under a debt settlement scheme concluded with Park May Berhad, representing settlement of RM11.9 million debts owed by Park May Berhad through the issue of Park May Berhad shares.

(b) Investments in quoted securities as at 31 December 2001 were as follows:-

		RM'000
(i)	At cost	11,890
(ii)	At carrying value/book value	1
(iii)	At market value	4,755

7 **Changes in the Composition of the Group**

The Group has on 20 November 2001 incorporated a new 100% owned subsidiary, Cycle & Carriage Automobiles Sdn Bhd ("CCA") with a paid-up capital of RM2. CCA has entered into an import and distribution agreement with Automobiles Peugeot on 20 December 2001 for the import and distribution of new Peugeot vehicles and supply of related spare parts and services in Malaysia effective 1 January 2002.

Other than the change disclosed above, there were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

8 **Status of Corporate Proposals**

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

9 **Repayment of Debts and Dealing in Own Shares**

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

10 **Group Borrowings and Debt Securities**

There were no borrowings and debt securities as at 31 December 2001.

11 **Contingent Liabilities**

As at 31 December 2001, the Group and the Company had contingent liabilities in respect of various legal claims against the Company amounting to RM1.1 million. After taking appropriate legal advice, the Directors are of the opinion that the outcome of such activities is unlikely to give rise to any significant loss to the Group and the Company.

12 **Off Balance Sheet Financial Instruments**

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 31 December 2001, the open position of foreign currency forward contracts entered into by the Company was RM77.0 million, out of which RM35.5 million has been closed as at 15 February 2002. The total amount of foreign currency forward contracts entered into after 31 December 2001 by the Company was RM29.6 million, of which RM27.1 million was still outstanding as at 15 February 2002.

The details of the open contracts as at 15 February 2002 are as follows:-

Maturity	Foreign Currency Amount			RM equivalent
	Euro	Yen	US Dollar	
Within 1 month	6,320,000	-	18,000	21,343,000
More than 1 month, less than 3 months	6,820,000	3,300,000	-	22,958,000
More than 3 months, less than 6 months	5,904,000	160,000,000	-	24,332,000
Total	19,044,000	163,300,000	18,000	68,633,000

13 **Material Litigation**

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The debts have already been fully provided in the accounts in prior years.

14 **Segment Reporting**

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

15 **Material Change in Current Quarter Results Compared to Preceding Quarter Results**

The Group recorded an unaudited profit before taxation of RM5.3 million in the fourth quarter of 2001, down RM29.8 million compared to the preceding quarter's results. Vehicle sales in the last quarter of 2001 had contracted as customers deferred major purchases pending evaluations of the global impacts of the September 11 terrorists' attack on the United States. Registrations of vehicles in the month of December were lower due to fewer working days in celebration of the double festive holidays of Hari Raya Aidilfitri and Christmas. Besides lower sales, the quarter's results were also affected by higher allowances for stocks to address the uncertainties in vehicle demand in the light of the latest economic developments and consumer sentiments .

The share of contributions from the Group's 30% owned associated company, Cycle & Carriage (Malaysia) Sdn Berhad, was RM3.1 million lower in the fourth quarter as captured in the previous quarter was a gain on sale of a piece of vacant land in Subang. The Group's 40% owned associated company, CCL Group Properties Sdn Berhad contributed RM1.0 million lower in the quarterly profit after taking into consideration a revaluation deficit on its Malaysian properties, partly offset by a reversal of provision on major repair and maintenance.

16 **Review of Results**

The Group achieved a consolidated profit before taxation of RM97.0 million in 2001, registering a 3% increase in profit compared to 2000. The marginal improvement in profit was contributed by the Company and its subsidiaries while contributions from its associated companies were down by RM4.3 million or 32%.

The increase in the Group's profits was derived from higher sales of Mercedes-Benz passenger cars, especially the new CKD C-Class models available since April 2001 and the CKD S-Class models available since December 2000. The demand for the E-Class models has eased considerably having entered into the final phase of the model's life cycle. In view of the unexpected terrorists' attack on the United States in September and the resultant implications on world economy, the management has adopted a cautious approach in addressing and managing the Group's vehicle stock position.

After a couple of uneventful years, Mercedes-Benz commercial vehicles, in particular buses, have started to move, partly due to the easing of financing terms by financial institutions and replacement demand coming on-stream.

The Mazda operation was not profitable in 2001 due to the delayed introduction of the replacement passenger car models and some commercial vehicle models as matters related to CKD orders and pricing issues were only sorted out with the Principal in the second half of 2001.

CCL Group Properties Sdn Berhad ("CCLGP")'s results were lower than the corresponding period last year as included in 2000 results was a gain on disposal of a piece of undeveloped land in Singapore and the reversal of excess provision on development costs upon finalisation of MeraWoods and MeraLodge projects. CCLGP's results in 2001 were also affected by a revaluation deficit on its Malaysian properties. On the other hand, Cycle & Carriage (Malaysia) Sdn Berhad's results were higher than the corresponding period last year as included in the current year results was a gain on disposal of a piece of vacant land in Subang.

17 Material Subsequent Events

There were no material events subsequent to 31 December 2001 that have not been reflected in the financial statement for the period ended 31 December 2001 up to the date of issue of this quarterly report.

18 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the motor industry.

19 Prospects

The Group through the newly incorporated wholly owned subsidiary, Cycle & Carriage Automobiles Sdn Bhd has secured the sole import and distribution rights of Peugeot vehicles in Malaysia effective 2002. The Peugeot business is not expected to contribute significantly to the Group's 2002 results. However, in the longer term, the business is expected to be profitable.

Barring any untoward developments in the economy, the net earning is anticipated to be comparable to 2001.

20 Variance of Actual Profit from Forecast Profit

Not applicable.

21 Dividend

(a) A final ordinary dividend has been recommended;

		Sen
(b)	(i) amount per share	25.0
	(ii) previous corresponding period	25.0
	(iii) Total dividend for the current financial year	40.0

(The above dividend per share is before tax, the dividend will be paid net of income tax of 28%)

(c) Date payable — 3 June 2002

(d) In respect of deposited securities, entitlement to dividends will be determined on the basis of the record of depositors as at 10 May 2002

22 **Other Development**

As reported previously, Daimler Chrysler AG has been pursuing an active participation in the wholesale business in various countries in the region. The Company and Daimler Chrysler AG have commenced negotiation.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 21 FEBRUARY 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 21/02/2002 to the SGX

MASNET No. 117 OF 07.05.2002
Announcement No. 117


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF MALAYSIAN ASSOCIATED COMPANY

We append below the Quarterly Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange on 6 May 2002 for information.


BINTANG

CYCLE & CARRIAGE BINTANG BERHAD
(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)
QUARTERLY REPORT

Quarterly report on consolidated results for the financial quarter ended 31/3/2002. The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2002	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001	CURRENT YEAR TO DATE 31/3/2002	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001
		RM'000	RM'000	RM'000	RM'000
1 (a)	Revenue	222,328	150,108	222,328	150,108
(b)	Investment income	11	13	11	13
(c)	Other income	1,949	406	1,949	406

2 (a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	28,290	19,187	28,290	19,187
(b)	Finance cost	-	(29)	-	(29)
(c)	Depreciation and amortisation	(1,998)	(1,695)	(1,998)	(1,695)
(d)	Exceptional items	-	-	-	-
(e)	Profit/(loss) before income tax, minority interests and extraordinary items	26,292	17,463	26,292	17,463
(f)	Share of profits and losses of associated companies	1,500	1,518	1,500	1,518
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	27,792	18,981	27,792	18,981
(h)	Income tax	(9,249)	(5,320)	(9,249)	(5,320)

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2002	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001	CURRENT YEAR TO DATE 31/3/2002	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001
		RM'000	RM'000	RM'000	RM'000
(i)	(i) Profit/(loss) after income tax before deducting minority interests	18,543	13,661	18,543	13,661
	(ii) Minority interests	-	-	-	-
(j)	Pre-acquisition profit/(loss), if applicable	-	-	-	-
(k)	Net profit/(loss) from ordinary activities attributable to members of the Company	18,543	13,661	18,543	13,661
(l)	(i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(m)	Net profit/(loss) attributable to members of the Company	18,543	13,661	18,543	13,661
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
	(a) Basic (based on 97,881,167 (2001:97,835,500) weighted average number of ordinary shares) (sen)	18.9	14.0	18.9	14.0
	(b) Fully diluted (based on 98,091,183 (2001: *) weighted average number of ordinary shares) (sen)	18.9	*	18.9	*

* The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/3/2002	AS AT PRECEDING FINANCIAL YEAR END 31/12/2001
		RM'000	RM'000
1	Property, plant and equipment	94,819	90,905
2	Investment property	-	-
3	Investment in associated companies	169,038	167,654
4	Long term investments	-	-
5	Goodwill on consolidation	-	-
6	Intangible assets	-	-
7	Other long term assets	-	-
8	Current assets		
	Inventories	379,528	418,152
	Trade receivables	75,865	78,183
	Short term investments	-	-
	Cash	46,733	11,420
	Others - Other debtors	989	1,117
	- Amount due from an associated company	1,038	1,022
		504,153	509,894
9	Current liabilities		
	Trade payables	107,775	127,385
	Other payables	140	142
	Short term borrowings	-	-
	Provision for taxation	28,331	32,553
	Proposed dividend	17,610	17,610
	Others - Amount due to an associated company	33	34
	- Provision for liabilities and charges	19,667	15,503
		173,556	193,227
10	Net current assets	330,597	316,667
		594,454	575,226

11	Shareholders' funds		
	Share capital	97,926	97,836
	Reserves		
	Share premium	11,552	11,223
	Revaluation reserve	2,186	2,186
	Capital reserve	-	-
	Statutory reserve	-	-
	Retained profit	488,184	469,643
	Others	(5,430)	(5,698)
		594,418	575,190
12	Minority interests	-	-
13	Long term borrowings	-	-
14	Other long term liabilities	-	-
15	Deferred taxation	36	36
		594,454	575,226
16	Net tangible assets per share (RM)	6.07	5.88

Notes

1 **Accounting Policies**
The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements. The accounts were also prepared in compliance with the applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965.

2 **Exceptional Items**
There were no exceptional items for the current quarter and financial year-to-date.

3 **Extraordinary Items**
There were no extraordinary items for the current quarter and financial year-to-date.

4 **Taxation**
Taxation comprises:-

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2002	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001	CURRENT YEAR TO DATE 31/3/2002	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001
	RM'000	RM'000	RM'000	RM'000
Current	8,867	4,946	8,867	4,946
Share of tax in associated companies	382	374	382	374
	9,249	5,320	9,249	5,320

Taxation for the Group is higher than the statutory tax rate due to certain expenses not deductible for tax purposes.

5 **Unquoted Investments and / or Properties**
There were no profits on any sale of investments or properties for the current quarter and financial year-to-date.

6 **Quoted Securities**
(a) There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date other than that disclosed below:-

A total of 6,487,000 ordinary shares in Park May Berhad ("PMB") were allotted in 2001 under a debt settlement scheme concluded with PMB, representing settlement of RM11.9 million debts owed by PMB through the issue of PMB shares. A total of 1,195,000 PMB shares were sold during the period which yielded a total net proceed of RM1.1 million. As the said debts of RM11.9 million had in a prior financial year been written down to RM1, the net proceed of RM1.1 million has been accounted as other income in the current quarter. The balance number of PMB shares on hand as at 31 March 2002 was 5,292,000 shares. The market value of these shares as at 31 March 2002 was RM4,472,000.

(b) Investments in quoted shares other than that detailed in 6(a) above, as at 31 March 2002 were as follows:-

		RM'000
(i)	At cost	1
(ii)	At carrying value/book value	1
(iii)	At market value	19

7 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

8 Status of Corporate Proposals

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

9 Repayment of Debts and Dealing in Own Shares

During the three months ended 31 March 2002, 90,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's Executives' Share Option Scheme.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current quarter and financial year-to-date.

10 Group Borrowings and Debt Securities

There were no borrowings and debt securities as at 31 March 2002.

11 Contingent Liabilities

There were no material changes in contingent liabilities since the most recent annual financial statements to the date of issue of this quarterly report.

12 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 31 March 2002, the open position of foreign currency forward contracts entered into by the Company was RM61.5 million, out of which RM15.3 million has been closed as at 30 April 2002. The total amount of foreign currency forward contracts entered into after 31 March 2002 by the Company was RM12.2 million, all of which was still outstanding as at 30 April 2002.

The details of the open contracts as at 30 April 2002 are as follows:-

Maturity	Foreign Currency Amount		RM equivalent
	Euro	Yen	
Within 1 month	22,000	-	74,000
More than 1 month, less than 3 months	7,679,000	80,000,000	27,913,000
More than 3 months, less than 6 months	7,185,000	224,000,000	30,437,000
Total	14,886,000	304,000,000	58,424,000

13 **Material Litigation**
The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The debts have already been fully provided in the accounts in prior years.

14 **Segment Reporting**
The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

15 **Material Change in Current Quarter Results Compared to Preceding Quarter Results**
The Group achieved a significantly higher profit before taxation of RM27.8 million in the first quarter of 2002, as compared to RM5.3 million in the preceding fourth quarter of 2001. The combined profits of the Company and its subsidiaries have improved substantially to RM26.3 million from RM4.4 million previously. The contributions from associated companies have also improved from RM0.9 million previously to RM1.5 million in the current quarter.

The improved combined profits of the Company and its subsidiary were attributable to higher vehicle sales, in particular the Mercedes-Benz C-Class and S-Class models. Overall unit sales have improved by about 30% as the impact of economic uncertainties prevailing in the previous quarter has eased. Aggressive sales strategies have also yielded positive results. The previous quarter's results were also affected by higher allowances for vehicle stocks.

The share of contributions from the Group's 40% owned associated company, CCL Group Properties Sdn Berhad has improved by RM0.7 million over that of the preceding fourth quarter of 2001 as the previous quarter's results included a revaluation deficit on its Malaysian properties.

16 **Review of Results**
The Group achieved a consolidated profit before taxation of RM27.8 million in the first quarter of 2002, up RM8.8 million from the corresponding quarter in 2001. The higher profit was contributed solely by the Company and its subsidiaries while the contributions from associated companies remained flat.

The current quarter's vehicle sales were significantly higher than the corresponding quarter last year mainly contributed by the new Mercedes-Benz locally assembled C-Class models available since the second quarter of 2001. Mercedes-Benz commercial vehicle sales have also improved. In line with the higher sales of Mercedes-Benz vehicles, the Group's subsidiaries engaged in vehicle and engine assembly have recorded profit instead of a loss previously.

CCL Group Properties Sdn Berhad's results were slightly higher compared to the corresponding quarter last

year contributed by higher occupancy and rental rates from Wisma Cyclecarri. Cycle & Carriage (Malaysia) Sdn Berhad's result, on the other hand was lower than the corresponding quarter last year on the back of stiff competition which put pressure on vehicle and parts margins.

In the opinion of the Directors, the year-to-date results of the Group have not been affected by any item, transaction or event of a material or unusual nature. No significant trend or event affecting the results of the Group has occurred between 31 March 2002 and the date of issue of this quarterly report.

17 **Material Subsequent Events**
There were no material events subsequent to 31 March 2002 that have not been reflected in the financial statement for the period ended 31 March 2002 up to the date of issue of this quarterly report.

18 **Seasonal or Cyclical Factors**
There were no major seasonal or cyclical factors affecting the motor industry.

19 **Prospects**
Barring any unforeseen circumstances, the results of the Group for the current financial year is anticipated to be comparable to 2001.

20 **Variance of Actual Profit from Forecast Profit**
Not applicable.

21 **Dividend**
The Board of Directors does not recommend the payment of any interim dividend in this quarter.

22 **Other Development**
As reported previously, Daimler Chrysler AG has been pursuing an active participation in the wholesale business in various countries in the region. The Company and Daimler Chrysler AG have commenced negotiation.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 6 MAY 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 07/05/2002 to the SGX

MASNET No. 93 OF 07.05.2002
Announcement No. 93


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

33RD ANNUAL GENERAL MEETING

Cycle & Carriage Limited wishes to announce that at its 33rd Annual General Meeting (" AGM") held today, all resolutions in respect of the matters contained in the Notice of AGM dated 21 March 2002 circulated earlier to shareholders, were duly passed.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/05/2002 to the SGX

MASNET No. 109 OF 07.05.2002
Announcement No. 109


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

APPLICATION OF THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND OF 12% LESS TAX FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

The Board of Directors of the Company wishes to announce the application of the Cycle & Carriage Limited Scrip Dividend Scheme ("Scheme") to the just declared final dividend of 12% per ordinary share of $1.00 each ("Share"), less Singapore income tax, for the financial year ended 31 December 2001 ("Final Dividend"). At the Annual General Meeting held earlier today, shareholders of the Company had approved the payment of the Final Dividend.

The Scheme provides shareholders of the Company ("Members") with the option to elect to receive new Shares in the capital of the Company ("New Shares") in lieu of the cash amount of the Final Dividend declared on the Shares held by them as at 5 p.m. on 21 May 2002, ("Books Closure Date) in respect of the Final Dividend.

Members entitled to the Final Dividend will be eligible to participate in the Scheme in respect of the Final Dividend, subject to the terms and conditions of the Scheme and the restrictions on overseas members described below. Members may also make a permanent election to participate in the Scheme in respect of all future dividends to which the Scheme applies.

Members with registered addresses outside Singapore with the Company or Central Depository (Pte) Limited ("CDP"), as the case may be, and who have not, at least five market days prior to the Books Closure Date, that is by 14 May 2002, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents ("Overseas Members") will not be eligible to participate in the Scheme.

For the purposes of the application of the Scheme to the Final Dividend, the price at which each New Share is to be issued will be determined in accordance with the terms and conditions of the Scheme and announced by the Company following the Books Closure Date.

Eligible Members who do not elect to participate in the Scheme and Overseas Members (as defined

below) will receive the Final Dividend in cash. Eligible Members who elect to receive New Shares in lieu of the cash amount of the Final Dividend may receive such New Shares in odd lots. Fractional entitlements to the New Shares which are equal to or exceed 0.5 shall be rounded up to the nearest whole number. When the fraction is less than 0.5, the number of New Shares shall be rounded down to the nearest whole number.

Notices of Election will be despatched to eligible Members as soon as practicable after the Books Closure Date. Members who have previously made a permanent election to participate in the Scheme (and who have not duly cancelled their permanent election) will receive scrip in lieu of the cash amount of the Final Dividend. They will be sent Scrip Dividend Entitlement Advice instead of Notices of Election.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/05/2002 to the SGX

82-3163

MASNET No. 25 OF 17.05.2002
Announcement No. 25


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

FINAL DIVIDEND FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 - CHANGE IN CORPORATE TAX RATE

Cycle & Carriage Limited ("Company") wishes to inform that in view of the reduction in Singapore's corporate tax rate from 24.5 to 22.0 per cent announced at the 2002 Budget on 3 May 2002, the final dividend of 12 cents or 12 per cent per ordinary share in respect of the Company's financial year ended 31 December 2001 will be paid net of the corporate tax rate of 22.0 per cent.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/05/2002 to the SGX

82-3163

MASNET No. 13 OF 22.05.2002
Announcement No. 13


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – ISSUE PRICE OF NEW SHARES

On 7 May 2002, the Board of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% per ordinary share of $1.00 each less 22% Singapore income tax for the financial year ended 31 December 2001 (the "Final Dividend") and the books closure date for determining shareholders' entitlements to the Final Dividend. Details of the application of the Scheme to this Final Dividend were also announced on 7 May 2002.

The Company wish to inform that for the purposes of the application of the Scheme to the Final Dividend, the issue price of the fully paid new ordinary shares of $1.00 each ("New Shares") in the capital of the Company to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is $4.95 for each New Share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("SGX-ST") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Final Dividend and ended on 21 May 2002 (being the Books Closure Date for the Final Dividend).

The Final Dividend will be paid on or around 4 July 2002.

Save for overseas members who had not by 14 May 2002 provided registered addresses in Singapore to the Company or The Central Depository (Pte) Limited ("CDP"), Notices of Election will be despatched to eligible members on or about 30 May 2002.

A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 ("Share Registrar").

Notification in the form of a Scrip Dividend Entitlement Advice, will be sent on or about 30 May

2002 to members who had previously made a permanent election to participate in the Scheme in respect of their scrip dividend entitlement. No Notice of Election will be sent to them. If such members wish to cancel their permanent election to participate in the Scheme from and including this Final Dividend, and elect to receive cash instead, a Notice of Cancellation must be completed and returned to the Share Registrar or CDP, as the case may be, so as to be received not later than the close of business on 20 June 2002. Copies of the Notice of Cancellation can be obtained, as the case may be, from the Share Registrar at its address stated above or CDP at 20 Cecil Street, #06-03/08, Singapore Exchange, Singapore 0497805.

Submitted by Ho Yeng Tat, Group Company Secretary on 22/05/2002 to the SGX

MASNET No. 52 OF 30.05.2002
Announcement No. 52


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – DESPATCH OF ELECTION NOTICES TO MEMBERS

On 7 May 2002, Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the final dividend of 12% per ordinary share of $1.00 each less 22% Singapore income tax for the financial year ended 31 December 2001 (the "Final Dividend") and the books closure date for determining shareholders' entitlements to the Final Dividend.

On 22 May 2002, the Company announced that the issue price of the fully paid new ordinary shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Final Dividend, is $4.95 for each share.

The Company is pleased to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5.00 p.m. on 21 May 2002, being the books closure date in respect of the Final Dividend, to whom the Scheme has been made available ("Members") and who have not previously made any permanent election to participate in the Scheme.

Notification in the form of a Scrip Dividend Entitlement Advices have also been despatched today to Members who have previously made permanent elections to participate in the Scheme in respect of all applicable dividends ("Permanent Electors"). No Notices of Election have been sent to Permanent Electors.

Members who wish to elect to participate in the Scheme must complete, sign and return the Notices of Election to the Company's Share Registrar, Barbinder & Co Pte Ltd ("Share Registrar"), or The Central Depository (Pte) Limited ("CDP"), as the case may be, at their respective addresses set out below, by the close of business on 20 June 2002. Notices of Election received after the close of business on 20 June 2002 will not be effective for the Final Dividend. Members who do not elect to participate in the Scheme will receive the Final Dividend in cash.

Permanent Electors who wish to cancel their permanent election to participate in the Scheme from and including this Final Dividend, and elect to receive cash instead, must complete and return their Notice of Cancellation to the Share Registrar or the CDP, as the case may be, so as to be received not later than the close of business on 20 June 2002. Notices of Cancellation received after the close of business on 20 June 2002 will not be effective for the Final Dividend. Members who have duly cancelled their permanent election will receive the Final Dividend in cash. A copy of the Notice of Cancellation can be obtained from the Share Registrar or the CDP at their respective addresses set down below.

The Final Dividend will be paid on or around 4 July 2002.

Members who have not received their Notices of Election or Scrip Dividend Entitlement Advice, as relevant, by 10 June 2002 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424.

The Central Depository (Pte) Limited
20 Cecil Street #06-03/08
The Exchange
Singapore 049315.

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

Submitted by Ho Yeng Tat, Group Company Secretary on 30/05/2002 to the SGX

82-3163

MASNET No. 55 OF 04.07.2002
Announcement No. 65


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME – ALLOTMENT & ISSUE OF SHARES

Cycle & Carriage Limited (the "Company") is pleased to announce that 2,393,272 ordinary shares of $1.00 each in the Company ("New Shares") have been allotted and issued to the eligible members of the Company ("Members") who have elected to participate ("Participating Members") in the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") in respect of the final dividend of 12% less 22% tax for the financial year ended 31 December 2001 (the "Final Dividend"). The issue price of $4.95 for each of the New Shares, being equal to the average of the last dealt prices of the Company's shares for each of the market days from 17 May 2002 to 21 May 2002, was determined in accordance with Clause 4.9 of the Scheme.

The New Shares were allotted and issued on 4 July 2002 to The Central Depository (Pte) Limited ("CDP") (for credit to the securities accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares. The New Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up ordinary shares of the Company has increased to 240,974,476 ordinary shares of $1.00 each.

Members who did not elect to participate in the Scheme or who cancelled their permanent election to participate in the Scheme, were paid the Interim Dividend in cash on 4 July 2002.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/07/02 to the SGX

MASNET No. 59 OF 04.07.2002
Announcement No. 69



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	04/07/2002
Date of change of interest:	04/07/2002
Name of registered holder:	CDP-Citibank Nominees (Singapore) Pte Ltd & DBS Trustee Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Election of Scrip Dividend

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,302,550
% of issued share capital:	0.54
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.95 per share
No. of shares held before the transaction:	68,884,831
% of issued share capital:	28.59
No. of shares held after the transaction:	70,187,381
% of issued share capital:	29.13

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		68,884,831
% of issued share capital:		28.59
No. of shares held after the transaction:		70,187,381
% of issued share capital:		29.13
Total shares:		70,187,381

No. of Warrants	:	Nil
No. of Options	:	Nil
No. of Rights	:	Nil
No. of Indirect Interest	:	Refer Below

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 70,187,381 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limted ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/07/2002 to the SGX

MASNET No. 68 OF 05.07.2002
Announcement No. 73


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	05/07/2002
Date of change of interest:	04/07/2002
Name of registered holder:	CDP-Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Election of Scrip Dividend pursuant to Cycle & Carriage Limited Scrip Dividend Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	945,097
% of issued share capital:	0.39
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.95 per share
No. of shares held before the transaction:	49,981,079
% of issued share capital:	20.74
No. of shares held after the transaction:	50,926,176
% of issued share capital:	21.13

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		49,981,079
% of issued share capital:		20.74
No. of shares held after the transaction:		50,926,176
% of issued share capital:		21.13
Total shares:		50,926,176

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : Refer Below

Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad, Gadek (Malaysia) Berhad, Mega Consolidated Sdn Bhd and Hicom Holdings Berhad are deemed to have an interest in the 50,926,176 shares held by Edaran Otomobil Nasional Berhad.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/07/2002 to the SGX

82-3163

MASNET No. 2 OF 11.07.2002
Announcement No. 2



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Director's Shareholding

Name of director:	Neville Barry Venter
Date of notice to company:	10/07/2002
Date of change of interest:	04/07/2002
Name of registered holder:	The Central Depository (Pte) Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Election of Scrip Dividend pursuant to Cycle & Carriage Limited's Scrip Dividend Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	196
% of issued share capital:	0.00008
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.95
No. of shares held before the transaction:	10,345
% of issued share capital:	0.00429
No. of shares held after the transaction:	10,541
% of issued share capital:	0.00437

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		10,345
% of issued share capital:		0.00429
No. of shares held after the transaction:		10,541
% of issued share capital:		0.00437
Total shares:		10,541

No. of Warrants : Nil
No. of Options : 240,000 shares under Cycle & Carriage's Executives' Share Option Scheme 2000
No. of Rights : Nil
No. of Indirect Interest : Nil

Submitted by Ho Yeng Tat, Group Company Secretary on 11/07/2002 to the SGX

82-3163

MASNET No. 64 OF 11.07.2002
Announcement No. 64


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

REQUEST FOR SUSPENSION OF TRADING

Cycle & Carriage Limited wishes to request a suspension in the trading of its shares with effect from 9.00 a.m. on 12 July 2002 pending an announcement.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/07/2002 to the SGX

MASNET No. 66 OF 12.07.2002
Announcement No. 74



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Voluntary Pre-Conditional Cash Partial Offer by Jardine Strategic Holdings Limited for Cycle & Carriage Limited

The Board of Directors of the Company wishes to inform shareholders of the Company ("Shareholders ") that Jardine Strategic Holdings Limited (the Offeror) has today announced that it will make a voluntary pre-conditional cash partial offer (the "Partial Offer") for the Company. The principal terms of the Partial Offer as announced by the Offeror, are as follows:

(1) the making of the Partial Offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad ("EON"), which has a 21.13 per cent. interest in the Company, receives its independent shareholders' approval to accept the Partial Offer. Such approval is required because of the Offeror's 19.28 per cent. minority interest in EON. It is stated in the announcement dated 12 July 2002 relating to the Partial Offer (the "Partial Offer Announcement") that it would take approximately two to three months for EON to obtain the necessary independent shareholders' approval. The Offeror will announce the firm intention to make the Partial Offer if and when the pre-condition is fulfilled;

(2) pursuant to the Partial Offer, the Offeror will acquire such number of ordinary shares of S$1.00 each ("Shares") in the capital of the Company other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting in concert with it (the " Offer Shares") that will, together with the 70,196,381 Shares held by the Offeror and its concert parties, result in the Offeror holding 50.2 per cent. of the Shares in issue as at a date falling 14 days before the first closing date of the Partial Offer; and

(3) the Partial Offer will be made at a price of S$4.76 in cash for each Offer Share.

Further details on the terms and conditions of the Partial Offer are set out in the Partial Offer Announcement, a copy of which is attached and is also available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

In the event that the Company is notified that the pre-condition referred to in paragraph (1) above is satisfied or the firm intention to make the Partial Offer is announced by the Offeror, the Board of Directors of the Company will appoint an independent financial adviser to the independent directors of the Company in connection with the Partial Offer. A circular containing the advice of the independent

financial adviser and the recommendation of the independent directors of the Company will be sent to Shareholders within 14 days from the date of despatch of the offer document to be issued by the Offeror in relation to the Partial Offer. **In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.**

The Directors of the Company (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

By Order of the Board

Ho Yeng Tat
Group Company Secretary
12 July 2002

UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg
("UBS Warburg")

JARDINE STRATEGIC HOLDINGS LIMITED
("JSH" or the "Offeror")
(Incorporated in Bermuda)

VOLUNTARY PRE-CONDITIONAL CASH PARTIAL OFFER
for
CYCLE & CARRIAGE LIMITED
("C&C" or the "Company")
(Incorporated in the Republic of Singapore)

1. Introduction

UBS Warburg wishes to announce, for and on behalf of the Offeror, that subject to fulfilment of the pre-condition referred to in Section 3 below (the "**Pre-Condition**"), the Offeror will make a voluntary conditional cash partial offer (the "**Partial Offer**") to acquire such number of ordinary shares of S$1.00 each ("**Shares**") in the capital of C&C other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting in concert with it (the "**Offer Shares**") that will, together with the 70,196,381 Shares held by the Offeror and its concert parties, result in the Offeror holding 50.2 per cent. of the Shares in issue as at the Record

Date (as defined in Section 2), at a price of S$4.76 in cash for each Offer Share. The Offeror is a subsidiary of Jardine Matheson Holdings Limited ("**JM**").

For illustrative purposes only, based on 240.97 million Shares in issue as at the date of this announcement ("**Announcement**") and the Offeror's current shareholding interest, (a) the Offer Shares would comprise approximately 50.78 million Shares, representing approximately 21.07 per cent. of the current issued share capital of the Company; and (b) subject to the Partial Offer becoming unconditional, having regard to the potential scale back described in Section 8 below, the minimum level at which C&C Shareholders (as defined in Section 2 below) can be assured of their acceptances being met is 29.73 per cent. of their respective holdings of Offer Shares.

The Partial Offer will not be made unless and until the Pre-Condition is fulfilled. Accordingly, all references to the Partial Offer in this Announcement refer to the possible Partial Offer which will only be made if and when the Pre-Condition is fulfilled.

On 10th July 2002, the Securities Industry Council ("**SIC**") approved the making of the Partial Offer in accordance with Rule 16 of the Singapore Code on Take-overs and Mergers (the "**Code**") subject to the conditions described in Section 9 below.

As at the date of this Announcement, the Offeror and parties acting in concert with it hold an aggregate of 70,196,381 Shares, representing approximately 29.13 per cent. of the Company's current issued share capital. Save as disclosed in Annexure A to this Announcement, neither the Offeror nor any of the parties acting in concert with it owns, controls or has agreed to acquire any Shares or securities which carry voting rights in the Company, or rights to subscribe for options in respect of Shares or such securities.

2. The Partial Offer

Subject to the fulfilment of the Pre-Condition, the Partial Offer will be extended to each holder of Shares other than the Offeror and parties acting in concert with it (the "**C&C Shareholders**") as at a date falling 14 days before the first closing date of the Partial Offer (the "**Record Date**") on the following basis:

For each Offer Share: S$4.76 in cash

The price of S$4.76 in cash for each Offer Share represents the average of the last transacted prices of the Shares on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the last ten trading days.

The Offer Shares will be acquired (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other

third party rights or interests of any nature whatsoever; and (iii) together with all rights, benefits and entitlements attached thereto as at the date of the Formal Announcement (as defined in Section 4 below) and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by C&C on or after the date of the Formal Announcement.

In determining the Offer Shares for which the Partial Offer is made, fractions of a Share will be disregarded.

3. Pre-Condition to the making of the Partial Offer

The making of the Partial Offer is pre-conditional on Edaran Otomobil Nasional Berhad (**"EON"**) obtaining its independent shareholders' approval for the acceptance of the Partial Offer in respect of all of the Shares held by EON and the disposal of all or part of its Shares pursuant to the terms of the Partial Offer.

The Offeror is aware that EON, which holds 50,926,176 Shares, representing 21.13 per cent. of the current issued share capital of C&C, has announced today that it wishes to dispose of such Shares. EON will be able to do so, in whole or in part, by accepting the Partial Offer. Such a disposal will be subject to a pro-rata scaling down along with other accepting C&C Shareholders, as discussed in Section 8 below, in the event that the Partial Offer receives an excess of acceptances.

As JSH is a 19.28 per cent. shareholder in EON, acceptance of the Partial Offer by EON would, under the listing rules of the Kuala Lumpur Stock Exchange, require EON's independent shareholders' approval at an extraordinary general meeting (the **"EON EGM"**). It is expected that it will take approximately two to three months for the necessary regulatory and corporate formalities to be completed. The EON EGM is expected to take place in early October 2002 subject to certain regulatory and corporate formalities.

4. Announcement of the Partial Offer and despatch of the Offer Document

If and when the Pre-Condition is fulfilled, UBS Warburg, for and on behalf of the Offeror, will immediately announce the firm intention on the part of the Offeror to make the Partial Offer (the **"Formal Announcement"**). The formal offer document containing the terms and conditions of the Partial Offer (the **"Offer Document"**) and the appropriate forms of acceptance of the Partial Offer will be despatched to C&C Shareholders within 21 days of the Formal Announcement. **However, if the Pre-Condition is not fulfilled, the Partial Offer will not be made and UBS Warburg will issue an announcement confirming that fact as soon as reasonably practicable.**

5. Conditions to the Partial Offer

Following the fulfilment of the Pre-Condition, the Partial Offer will be subject to the following conditions:

(i) the Offeror having received, by the close of the Partial Offer, acceptances in respect of not fewer than the Offer Shares;

(ii) the Offeror having received, by the close of the Partial Offer, approval of the Partial Offer by the shareholders of the Company (excluding the Offeror and its concert parties and their associates) representing more than 50 per cent. of the valid votes received. Such voting will be conducted by way of the form of acceptance for the Partial Offer and in a separate box with the number of voting shares indicated; and

(iii) if required, JSH obtaining its shareholders' approval for the Partial Offer. JSH has its primary share listing on the London Stock Exchange and the Partial Offer may, at the time of the Formal Announcement, be classified as a Class 1 transaction which, under the Rules of the UK Listing Authority, would require JSH's shareholders' approval by way of an ordinary resolution at a special general meeting.

6. Undertakings

The Offeror has obtained irrevocable undertakings from DRB-HICOM Berhad (**"DRB"**), Mr. Rin Kei Mei (**"Rin"**) and Kualapura (M) Sdn Bhd (" **Kualapura"**), shareholders of EON who, together with their respective wholly-owned subsidiaries, hold an aggregate of 96,596,000 shares in EON (representing approximately 42.11 per cent. of the issued share capital of EON), to (i) procure EON to convene the EON EGM to obtain the approval of EON's independent shareholders for the acceptance of the Partial Offer in respect of all of the Shares held by EON and the disposal of all or part of its Shares pursuant to the terms of the Partial Offer; and (ii) vote in favour of the resolution(s) to be proposed at the EON EGM in order to enable EON to accept the Partial Offer. DRB's undertaking was given subject to its creditors' approval.

Save as disclosed herein, neither the Offeror nor any party deemed to be acting in concert with it has received any irrevocable undertaking from any party to accept or reject the Partial Offer.

7. Record Date

The Transfer Books and Register of Members of C&C will be closed on the Record Date, for the purpose of determining the entitlements of C&C Shareholders to the Partial Offer. Details of the Record Date will be announced in due course.

8. Acceptances

C&C Shareholders may accept the Partial Offer in respect of all or any part of their holdings of Shares.

Subject to the Partial Offer becoming unconditional, acceptances will be met in full or in part to the extent necessary for the Offeror to acquire the Offer Shares at the close of the Partial Offer. Acceptances by C&C Shareholders in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd

lot shareholdings.

The Partial Offer will remain open for acceptances by C&C Shareholders for a period of not less than 28 days from the date of despatch of the Offer Document. Once the Partial Offer becomes unconditional, an announcement will be made to such effect.

9. SIC Conditional Approval

SIC has ruled that, *inter alia*, the Partial Offer may be made subject to the conditions set out in Annexure A to this Announcement.

Furthermore, each of JSH and JM has given its undertaking to the SIC that it did not and will not acquire any Shares (i) in the six months prior to the date of this Announcement; (ii) in the period between 10th June 2002 (being the date of the application to the SIC for its consent to the Partial Offer) and the making of the Partial Offer; (iii) during the Partial Offer (except pursuant to the Partial Offer); and (iv) during a period of six months after the close of the Partial Offer, if it becomes unconditional. For the purpose of this paragraph and Rule 16.4(b) of the Code, acquisitions of Shares by JSH, JM and parties acting in concert with them pursuant to a rights issue, a bonus issue or an election for scrip dividend shall be excluded.

10. Employee Share Options

The Partial Offer will not be extended to holders of options granted under the Company's Share Option Scheme (the "**Employee Options**") other than for any Shares which are allotted and issued pursuant to the valid exercise of such Employee Options prior to the Record Date.

11. Description of JSH

JSH is a holding company which takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine group. Its principal attributable interests are in JM (50.91 per cent.), Dairy Farm International Holdings Limited (69.21 per cent.), Hongkong Land Holdings Limited (40.97 per cent.), Mandarin Oriental International Limited (70.41 per cent.) and C&C (29.13 per cent.).

12. Description of the Company

The Company has two core businesses: motor vehicle distribution and retail, and property investment and development.

The Company's motor vehicle distribution and retail business is principally based in Singapore, with significant operations in Malaysia, Australia and New Zealand. In Singapore, the Company distributes primarily Mercedes-Benz, Mitsubishi, Proton and Kia passenger cars as well as commercial vehicles through a network of retail dealerships. The Company also runs service centres in Singapore, where it provides after-sales services for the vehicles that it sells. The Company became the exclusive Mercedes-Benz dealer in Singapore with effect from January 2001. As part of that arrangement, Daimler Chrysler AG took over the

Singapore Mercedes-Benz wholesale distribution operations that the Company previously undertook.

The Company is also involved in motor vehicle assembly, primarily through its 31.18 per cent. investment in PT Astra International Tbk ("**Astra**"). Astra is one of Indonesia's largest conglomerates and makes passenger and commercial vehicles for Toyota, cars for Daihatsu, Isuzu, BMW and Peugeot and motorcycles for Honda. Astra also sells cars through a network of retail dealerships in Indonesia and exports motor vehicles to South Africa and Southeast Asia. Astra also has interests in financial services, heavy machinery, information technology and agribusiness.

The Company is also involved in property investment and development, primarily in Singapore and Malaysia. This business is a relatively small contributor to turnover compared to the Company's motor vehicle operations.

As at 31st December 2001, the Company had net assets of S$1,183.9 million and for the year ended 31st December 2001, the Company's profit attributable to shareholders was S$120.5 million.

13. Background to the Partial Offer

In its statement on prospects contained in the Company's Annual Report 2001, the board of the Company said that it expects the Company's trading performance in 2002 to be slightly lower than that in 2001 in light of the expected weaker contribution from the Singapore motor operations. These operations will experience their first full year without the benefit of Mercedes-Benz wholesale distribution rights in Singapore and the associated importer margin. This is expected to be aggravated by weaker consumer demand and intense competition from other brands and the parallel import market leading to considerable market pressure.

The Company has also announced that negotiations with Mercedes-Benz are taking place regarding the future arrangements for the wholesale distribution of Mercedes-Benz cars in Malaysia. These new arrangements are likely to produce a lower operating margin for the business.

Astra recently announced that it had appointed a financial adviser to assist with a possible restructuring of its debt. This may require a further capital subscription by the Company as the largest shareholder so as to maintain Astra's financial position. The Company is not receiving dividends from Astra and is unlikely to do so in the medium-term, but it does equity account for Astra's earnings. Under equity accounting, Astra represented 36 per cent. of the Company's trading profits last year and this percentage is likely to be higher for the current year.

The Company thus finds itself in the challenging position of facing (i) difficult economic conditions in its home markets; (ii) reduced margins due to the lack of wholesale distributor revenues from Mercedes-Benz; and (iii)

the requirement as Astra's largest shareholder of supporting a possible equity rights issue later this year.

JSH's intention is to support the Company as a major listed Singapore company with a high level of local ownership, able to operate effectively in Singapore, Malaysia and Indonesia and with sound financing.
It had been JSH's aim to use the permitted one per cent. per six months share purchase provision in the Code to increase its shareholding in the Company over time once its shareholding had increased beyond 30 per cent. However, JSH became aware of the possible availability of EON's shareholding in C&C and consistent with JSH's objective of increasing its shareholding in C&C, JSH obtained the consent of the SIC to make the Partial Offer which will give it the opportunity of acquiring some or all of EON's shareholding. In this regard, JSH obtained certain undertakings from DRB, Rin and Kualapura as described in Section 6 above.

14. Disclosure of Shareholdings and Dealings in Shares

Save as disclosed in Annexure B to this Announcement, neither the Offeror nor any party acting in concert with it owns, controls or has agreed to acquire any Shares or securities which carry voting rights in the Company or are convertible into Shares or securities which carry voting rights in the Company, or rights to subscribe for or options in respect of Shares or such securities as at the date of this Announcement.

Save as disclosed in Annexure B to this Announcement, neither the Offeror nor any party acting in concert with it has dealt for value in any Shares during the period commencing three months prior to the date of this Announcement.

15. Offer for MCL Land Limited ("MCL Land")

Subject to the Partial Offer becoming unconditional, the Offeror would be required, pursuant to Rule 14.1 of the Code, to make a mandatory unconditional general offer for all the issued ordinary shares of S$1.00 each in the capital of MCL Land (the **"MCL Land Shares"**) other than those already owned by the Offeror and parties acting in concert with it, or approximately 40.29 per cent. of the issued share capital of MCL Land (the **"Chain Principle Offer"**). As the Partial Offer has not been made and has not become unconditional, the Offeror is not required under the Code to make the Chain Principle Offer at this stage.

However, the Offeror has announced today a voluntary unconditional cash offer (the **"MCL Land Offer"**) for all the MCL Land Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting in concert with it. The offer price for each MCL Land Share is S$1.09, which has been computed based on the simple average of the daily highest and lowest traded prices of MCL Land Shares on the 22 trading days during the one month prior to the date of this Announcement, being the period from 12 June 2002 to 11 July 2002. Neither the Offeror nor any party acting in concert with has acquired any MCL Land Shares during the period commencing six months prior to the

date of this Announcement.
The Offeror has elected to announce today that it will make the MCL Land Offer in order to provide certainty to holders of the MCL Land Shares on the terms of the MCL Land Offer. In accordance with the provisions of the Code, the MCL Land Offer will be made not earlier than 14 days and not later than 21 days after the date of the announcement of the MCL Land Offer.

The SIC has confirmed that, subject to the Offeror making the MCL Land Offer, the Offeror will not be required to make the Chain Principle Offer for MCL Land when the Partial Offer becomes unconditional. Accordingly, the Offeror will not be making the Chain Principle Offer if and when the Partial Offer becomes unconditional.

16. Confirmation of Financial Resources

UBS Warburg, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the Partial Offer. Such statement will be re-confirmed by UBS Warburg in the Formal Announcement.

17. Responsibility Statement

The Directors of the Offeror (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where information relating to C&C has been extracted or reproduced from published or otherwise publicly available sources or obtained from C&C, the sole responsibility of the Directors of the Offeror has been to ensure that such information has been accurately and correctly extracted from these sources. The Directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) jointly and severally accept responsibility accordingly.

Issued by
UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg

For and on behalf of
Jardine Strategic Holdings Limited

12th July 2002
Singapore

Any inquiries relating to this Announcement or the Partial Offer should be directed to one of the following individuals:

Neil McNamara
Group Corporate Secretary
Jardine Matheson Limited

Tel: +852 2843 8227

Andrea Muller
UBS Warburg, Singapore
Tel: +65 6836 5756

Vineet Mishra
UBS Warburg, Singapore
Tel: +65 6836 5744

ANNEXURE A

SIC has ruled that, *inter alia*, the Partial Offer may be made subject to the following conditions:

(i) the precise percentage or number of Shares offered under the Partial Offer is stated and the Partial Offer may not be declared unconditional as to acceptances unless acceptances are received for not less than that percentage or number;

(ii) the Partial Offer must be approved by C&C shareholders holding more than 50 per cent. of the valid votes received. JSH and its concert parties, along with their associates (not including EON), are not allowed to vote on the Partial Offer. As voting will be on the form of acceptance for the Partial Offer, a separate box must be provided for shareholders to indicate the number of voting shares voted in favour of the Partial Offer. Upon the close of the Partial Offer, the receiving agent must confirm in writing to the SIC that it has done the necessary checking and verification to ensure that the votes (if any) cast by C&C shareholders not allowed to vote, are disregarded and excluded for the purpose of determining C&C shareholders' approval for the Partial Offer;

(iii) firm arrangements are made with SGX-ST prior to the posting of the Offer Document to provide a temporary trading counter to trade odd-lots in Shares after the close of the Partial Offer. Such counter should be open for a reasonable period of time, which in any case should not be shorter than one month. Confirmation that such arrangements have been made must be submitted to the SIC before the Offer Document is posted;

(iv) the Offer Document contains a specific and prominent statement to the effect that if the Partial Offer succeeds, JSH and its concert parties will be able to exercise statutory control over C&C and that JSH and its concert parties will be free, subject to the six-month rest period after the close of the Partial Offer, to acquire further Shares without incurring any obligation to make a general offer; and

(v) the Partial Offer is made to all C&C shareholders of the class and arrangements are made for those shareholders who wish to accept in full for the relevant percentage of their holdings. Shares tendered in excess of this percentage should be accepted by JSH from each shareholder in the same proportion as the number tendered to the extent necessary to enable JSH to obtain the total number of Shares for which it has offered. JSH should arrange its acceptance procedure to minimise the number of new odd lot shareholdings.

ANNEXURE B

As at the date of this Announcement and based on the latest information available to the Offeror, Jardine Strategic Singapore Pte Ltd ("**JSS**") and Wong Seng Hung, a director of JSS, (each a "**Relevant Person**") own, control or have agreed to acquire an aggregate of 70,196,381 Shares, representing approximately 29.13 per cent. of the issued share capital of C&C. Subject to the Pre-Condition being fulfilled, such information will be updated by the Offeror in the Formal Announcement and the Offer Document.

Name of Relevant Person	------------- No. of Shares -----------	
	Direct	DeemedPercent age (%)
Jardine Strategic Singapore Pte Ltd	70,187,381	-29.126
Wong Seng Hung	-	9,0000.004

Wong Seng Hung has dealt for value in the Shares during the period commencing three months prior to the date of this Announcement as follows:

Date	Party	Number of Shares Sold	Price per Share
15th April 2002	Wong Seng Hung	5,000	S$ 5.10

Submitted by HO YENG TAT, Group Company Secretary on 12/07/2002 to the SGX

MASNET No. 68 OF 12.07.2002
Announcement No. 76


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Request for Lifting of Suspension of Trading

Cycle & Carriage Limited wishes to request a lifting of the suspension of trading in its shares with effect from 9.00 a.m. on 15 July 2002.

Submitted by HO YENG TAT, Group Company Secretary on 12/07/2002 to the SGX

MASNET No. 85 OF 31.07.2002
Announcement No. 95


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Voluntary Pre-conditional Cash Partial Offer by Jardine Strategic Holdings Limited (the "Offeror") for Cycle & Carriage Limited (the "Company") - Appointment of Independent Financial Adviser

The Board of Directors of the Company refers to the voluntary pre-conditional cash partial offer (the " **Partial Offer**") by the Offeror for the Company as announced on 12 July 2002 (the "**Partial Offer Announcement**"). Todate, the Offeror has not yet announced the fulfilment of the pre-condition nor its firm intention to make the Partial Offer. The principal terms of the Partial Offer are as follows:

(1) the making of the Partial Offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad ("**EON**"), which has a 21.13% interest in the Company, receives its independent shareholders' approval to accept the Partial Offer. Such approval is required because of the Offeror's 19.28% minority interest in EON. It is stated in the Partial Offer Announcement that it would take approximately two to three months for EON to obtain the necessary independent shareholders' approval and that the Offeror will announce the firm intention to make the Partial Offer if and when the pre-condition is fulfilled;

(2) pursuant to the Partial Offer (if and when made), the Offeror will acquire such number of ordinary shares of S$1.00 each (the "**Shares**") in the capital of the Company, other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting in concert with it (the "**Offer Shares**") that will, together with the 70,196,381 Shares held by the Offeror and its concert parties, result in the Offeror holding 50.2% of the Shares in issue as at a date falling 14 days before the closing date of the Partial Offer; and

(3) the Partial Offer, if and when made, will be made at a price of S$4.76 in cash for each Offer Share.

Independent Financial Adviser

Further to the Announcement by the Company on 12 July 2002, the Board of Directors of the Company wishes to announce that it has appointed the Development Bank of Singapore Limited as the independent financial adviser (the "**IFA**") to advise the Directors of the Company who are considered independent for the purposes of the Partial Offer (the "**Independent Directors**"). The advice of the IFA and the recommendation of the Independent Directors in respect of the Partial Offer will be set out in a circular to be despatched to shareholders of the Company within 14 days from the posting of the offer document to be issued by the Offeror.

In the meantime, shareholders of the Company are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

Responsibility Statement

The Directors of the Company (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from it or, as the case

may be, reflected or reproduced in this Announcement.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 31 July 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 31/07/2002 to the SGX

MASNET No. 69 OF 31.07.2002
Announcement No. 79



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2002 INTERIM REPORT

We append below for information, a copy of the unaudited interim results of Cycle & Carriage Limited for the six months ended 30 June 2002 released to The Straits Times and The Business Times this evening. This together with a slide presentation on the 2002 Interim Report are also available on the website of Cycle & Carriage Limited at www.cyclecarriage.com.

CYCLE & CARRIAGE LIMITED
2002 INTERIM REPORT
GROUP HIGHLIGHTS

	Unaudited Six months ended 30 June		
	2002	2001	*Change %*
Turnover	**S$2,379 m**	S$2,277 m	*4*
Trading profit	**S$209 m**	S$117 m	*78*
Profit attributable to shareholders	**S$122 m**	S$26 m	*376*
Profit attributable to shareholders excluding exceptional items	**S$124 m**	S$64 m	96
EPS attributable to shareholders	**51.1 cts**	10.9 cts	*369*
EPS attributable to shareholders excluding exceptional items	**52.2 cts**	27.1 cts	93
Dividends per share	**3.0 cts**	3.0 cts	-
	At 30.6.2002	At 31.12.2001	
Shareholders' funds	**S$956 m**	S$806 m	*19*
Net asset value per share	**S$4.01**	S$3.38	*19*

RESULTS

In the first half of 2002 most of the major markets in which the Group operated benefited from steady or improving economies. This was particularly true of Indonesia, where increased consumer

confidence and a strengthening currency created buoyant trading conditions and provided Astra with good demand for both motor vehicles and motorcycles.

In Singapore, however, the Group's performance was impacted by rising unemployment and uneven consumer demand. In the motor sector, the position was aggravated by intense competition amongst dealers to reduce stock levels. The results from the Group's Singapore motor operations also suffered as, unlike the previous year, they did not benefit from distributor margins earned from Mercedes-Benz stocks carried over.

For the six months to 30 June 2002, profit attributable to shareholders excluding exceptional items was S$124.4 million, 96% above the previous year. Earnings from the motor vehicle operations at S$25.8 million were down 47%, while the contribution from property for the first six months increased to S$9.6 million. The share of results from Astra, accounted for one month in arrears, increased 388% to S$98.0 million. Earnings per share, excluding exceptional items, were 52.2 cents, compared to 27.1 cents in the previous year.

The appreciation of the Indonesian Rupiah produced a foreign exchange gain in Astra on its uncovered US Dollar debt, the Group's share of which was S$44.3 million. Foreign exchange losses of S$12.4 million on quasi equity loans were expensed during the period in anticipation of the repayment of these loans. The exchange losses had previously been capitalised in CCL Group Properties and Cycle & Carriage Limited. Other exceptional items included a provision of S$35.0 million for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The profit attributable to shareholders for the period increased by 376% to S$121.8 million, with the strong trading profits in Astra and the turnaround in its foreign exchange position more than offsetting the decline in earnings from the motor operations. Earnings per share were 51.1 cents, compared with 10.9 cents the previous year.

Debt reduction has been an area of focus, and consolidated net debt has been reduced by S$119.3 million in the six months from the position of S$869.1 million at the 2001 year end.

INTERIM DIVIDEND

An interim dividend of 3 cents or 3% (2001: 3 cents or 3%) less income tax at 22.0% (2001: 24.5%) has been declared for the six months to 30 June 2002. The dividend has been maintained at the previous year's level as the profits from Astra are not backed by dividend payments for the time being. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the interim dividend. The Books Closure Date and payment date of this interim dividend are set out in note 10 below, and further details for participation in the Scheme will be announced separately.

CORPORATE EVENTS

February

Cycle & Carriage increased its interest in PT Astra International Tbk to 31.96% with the acquisition of another 33.5 million shares for US$8.0 million in January and February.

April

MCL Land purchased a 26,000 sq ft freehold site at Upper Serangoon Road for S$18.2 million on which a 12-storey apartment is to be developed.

May

MCL Land launched its freehold condominium project, Robertson 100, consisting of 186 units at Robertson Quay.

June

Cycle & Carriage's wholly owned subsidiary in New Zealand, C&C (North Shore) purchased a dual franchise dealership to sell Nissan and Suzuki vehicles for NZ$1.1 million.

July

Jardine Strategic Holdings which has a 29.13% interest in the Company announced a pre-conditional voluntary cash partial offer for a further 21.13% at a price of S$4.76 per share and a voluntary unconditional cash offer to acquire 40.29% of MCL Land at a price of S$1.09 per share which represents a 51% discount to the net asset value per share as at 31 December 2001. The details of these offers are given in note 9 below.

OPERATIONAL REVIEW

Motor

Earnings from the motor vehicle operations at S$25.8 million were 47% below the previous year. There was a weak performance from the Singapore operations, while the operations in all other countries reflected growth.

The 10% decline recorded in the Singapore passenger car market does not reflect the true state of the market, which was supported by significant discounting and promotions. Cycle & Carriage experienced a further reduction in its market share to 14%. The commercial vehicle market declined by 54%, primarily due to a reduction in the number of Certificates of Entitlement.

Earnings for the Singapore motor operations at S$8.8 million were significantly below the previous year. Mercedes-Benz passenger car sales declined to 1,156 units. In addition to the intense market competition, margins were also impacted by the need to discount the E-Class ahead of the introduction of the new model due in August and the loss of distributor margins earned in the previous year on Mercedes-Benz stocks carried over. Sales of Mitsubishi, Kia and Proton declined to 3,239 units, while commercial vehicle sales declined to 641 units.

The non-national car sector in Malaysia increased by 35%. Sales for Cycle & Carriage Bintang Berhad ("CCB") grew by 35% to 2,418 units due to strong demand for the Mercedes-Benz C-Class, partly offset by declining demand for the run-out E-Class. Together with Cycle & Carriage (Malaysia), the Group's Malaysian motor interests contributed S$9.8 million.

As reported previously, DaimlerChrysler AG and CCB have commenced negotiations on DaimlerChrysler AG's interest in pursuing an active participation in the wholesale business in Malaysia. The negotiations are progressing and an in-principle agreement should be reached before the end of the year. When concluded, this is expected to have a negative impact in later years.

The Australian passenger car market grew by 3%, and Cycle & Carriage (Australia) achieved sales of 20,587 units of Hyundai and 1,945 units of Audi, increasing its market share to 9%. Hyundai sales grew by 9% due to the strong Accent sales while the 48% increase in Audi sales was to a large extent, the result of the continued good sales performance of the A4 range, first introduced in 2001. Improved margins and cost control increased its profit contribution to the Group to S$4.3 million. The contribution from New Zealand more than doubled to S$3.0 million due to improved commercial vehicle sales by Truck Investments and continued growth in the aftersales activities.

Property

The contribution from property for the first six months increased to S$9.6 million.

The commercial and industrial property markets in Singapore declined in line with the overall economy, but residential buyers responded to keenly priced projects and the introduction of deferred payment schemes. The market was, however, unsettled by proposed changes to the use of the Central Provident Fund for the purchase of property.

The Group's investment properties enjoyed healthy occupancy rates and stable rentals during the period under review.

The contribution from development property was mainly from Sims Residences, Forest Hills and Rio Vista projects. Sales of new MCL Land leasehold projects have been excellent with the 699-unit Warren fully sold and the 716-unit Rio Vista joint venture project 91% sold. 35 units of the luxury 65-unit Balmoral Residences project have been sold, while the recently launched 186-unit Robertson 100 project has been 48% sold. Sales in the Ubi Tech Park joint-venture, however, have been weak.

As at 30 June 2002, the Directors reviewed the carrying values of the Group's investment properties and a deficit of S$13.1 million (net of minority interests) was taken directly to capital reserves.

Astra

The relative political stability in Indonesia and success by the Indonesian Bank Restructuring Agency in selling off assets has had a significant impact on the currency which has strengthened against the US Dollar from a rate of Rp10,400 at 31 December 2001 to Rp8,730 at 30 June 2002. This has been accompanied by strong consumer demand. The motor vehicle market grew by 10% to 131,941 units for the first five months of the year, while the motorcycle market grew by 48% to 975,710 units in the same period.

Astra's motor vehicle sales for the first five months at 59,704 units were 19% up on the previous year, which had been impacted by a strike at a supplier that severely disrupted the Kijang production. Toyota products, at 37,319 units, comprised 63% of Astra's motor vehicle unit sales, followed by Isuzu at 20% and Daihatsu at 14%. Astra's share of the motor vehicle market for the period was some 45%. Sales of motorcycles by Astra Honda Motors grew by 72% to 563,522 units, which increased Astra's share of the market, including imports, to 58%.

Crude palm oil production increased by 18% to 175,749 metric tonnes, while the average price for the five months increased by 53% due to the worldwide impact of El Nino on vegetable oil production.

Results for Astra are accounted for a month in arrears due to logistical problems caused by Astra's size. Astra's contribution is thus for the six-month period from 1 December 2001 to 31 May 2002. Due to the favourable conditions, the operating contribution from the Group's 32% shareholding in Astra quadrupled to S$98.0 million. In addition, the Group's share of the gain arising from the strengthening of the Rupiah was S$44.3 million, compared to a significant loss in the previous year. This was, however, partly offset by a provision of S$35.0 million for tax due mainly to the expected expiry of tax losses prior to their utilisation.

Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all of its capital repayments as they fall due. Rothschilds has been appointed as financial adviser by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Other Interests

Other interests comprise primarily the holding company costs and the funding costs on the debt arising from the Astra acquisition.

PROSPECTS

No significant economic change is expected in the various markets in which the Group operates in the remainder of the year and the trading performance for the second half of the year is expected to be satisfactory. However, the value of the Rupiah will continue to have a major influence on Astra and

the Group's attributable profit.

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Six months ended 30 June	Note	Unaudited 2002 S$m	2001 S$m	Change %
Turnover	3	**2,378.7**	2,276.6	4
Less: Share of associates'and joint ventures' turnover		**(1,170.2)**	(923.0)	27
Group turnover		**1,208.5**	1,353.6	- 11
Cost of sales		**(1,088.3)**	(1,179.1)	- 8
Gross profit		**120.2**	174.5	- 31
Other operating income		**8.7**	4.1	112
Selling and distribution expenses		**(51.3)**	(67.5)	- 24
Administrative expenses		**(41.6)**	(41.2)	-
Other operating expenses		**(0.1)**	(1.5)	- 93
Operating profit		**35.9**	68.4	- 48
Share of associates' and joint ventures' results		**172.8**	48.7	255
Trading profit		**208.7**	117.1	78
Exceptional items	4	**51.4**	(56.1)	nm
Profit before interest	6	**260.1**	61.0	326
Net interest		**(11.7)**	(14.2)	- 18
Profit before taxation	3	**248.4**	46.8	431
Taxation	5	**(119.6)**	(16.3)	634
Profit after taxation		**128.8**	30.5	322
Minority interests		**(7.0)**	(4.9)	43
Profit attributable to shareholders	6	**121.8**	25.6	376
		cts	cts	
Earnings per share				
- basic	1	**51.1**	10.9	369
- fully diluted	1	**51.0**	10.9	368
Earnings per share excluding exceptional items				
- basic	1	**52.2**	27.1	93
- fully diluted	1	**52.1**	27.1	92
Dividends per share (gross)		**3.0**	3.0	-
Net asset value per share		**S$4.01**	S$3.19	26
Profit after taxation as % of Group turnover		**10.7%**	2.3%	
Profit after taxation and minority interests as % of shareholders' funds		**12.7%**	3.4%	

Note: Certain comparatives have been restated to conform with this financial year's presentation.

nm - not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	Unaudited At 30.6.02 S$m	Audited 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**125.2**	127.1
Investment properties	**502.1**	532.3
Development properties	**465.1**	578.0
Interests in associates	**624.0**	408.8
Deferred tax assets	**17.3**	17.5
Goodwill	**9.3**	-
Other non-current assets	**20.9**	19.2
	1,763.9	1,682.9
Current assets		
Properties for sale	**69.2**	121.7
Stocks	**302.0**	374.7
Debtors	**190.4**	163.9
Tax recoverable	**0.9**	0.8
Bank and other liquid funds	**87.7**	97.1
	650.2	758.2
Total assets	**2,414.1**	2,441.1
Non-current liabilities		
Borrowings due after one year	**668.5**	713.5
Deferred tax liabilities	**5.7**	6.8
Non-current provisions	**17.7**	13.9
Other non-current liabilities	**3.7**	3.3
	695.6	737.5
Current liabilities		
Creditors	**158.1**	183.2
Provisions	**25.7**	32.1
Tax payable	**34.4**	46.2
Borrowings due within one year	**169.0**	252.7
	387.2	514.2
Total liabilities	**1,082.8**	1,251.7
Net assets	**1,331.3**	1,189.4
Capital employed		
Share capital	**238.6**	238.5
Reserves	**717.0**	567.4
Shareholders' funds	**955.6**	805.9
Minority interests	**375.7**	383.5
	1,331.3	1,189.4

Note: Certain comparatives have been restated to conform with this financial year's presentation.

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.9	271.0	800.6
- effect of adopting SAS 12 (revised)	2	-	-	(0.3)	5.6	5.3
- as restated		238.5	251.2	39.6	276.6	805.9
Revaluation deficit on investment properties		-	-	-	(13.1)	(13.1)
Gain on dilution of interest in an associate		-	-	-	2.3	2.3
Share of an associate's revaluation surplus		-	-	7.1	-	7.1
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	31.0	31.0
Net gains not recognised in profit and loss account		-	-	7.3	20.2	27.5
Profit attributable to shareholders		-	-	-	121.8	121.8
Total recognised gains for the financial period		-	-	7.3	142.0	149.3
Issue of shares		0.1	0.3	-	-	0.4
Balance at 30 June		238.6	251.5	46.9	418.6	955.6

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001						
Balance at 1 January						
- as previously reported		234.0	240.9	77.1	156.7	708.7
- effect of adopting SAS 12 (revised)	2	-	-	(0.3)	5.1	4.8
- as restated		234.0	240.9	76.8	161.8	713.5
Revaluation deficit on *investment properties*		-	-	(29.0)	-	(29.0)
Reserves realised on sale of an investment property		-	-	(8.2)	3.7	(4.5)
Reserves realised on sale of a subsidiary		-	-	-	0.4	0.4
Gain on dilution of interest in an associate		-	-	-	0.9	0.9
Share of an associate's *gain on dilution*		-	-	-	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000		-	-	-	(5.8)	(5.8)
Translation difference		-	-	-	15.4	15.4
Net gains/(losses) not *recognised in profit and* loss account		-	-	(37.2)	20.4	(16.8)
Profit attributable to shareholders		-	-	-	121.0	121.0
Total recognised gains/(losses) for the financial year		-	-	(37.2)	141.4	104.2
Dividends (net)		-	-	-	(26.6)	(26.6)
Issue of shares		4.5	10.3	-	-	14.8
Balance at 31 December		238.5	251.2	39.6	276.6	805.9

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (revised).

Cycle & Carriage Limited
Company Profit and Loss Account

		Unaudited		
Six months ended 30 June		**2002**	2001	*Change*
	Note	**S$m**	S$m	*%*
Turnover	3	**37.2**	49.3	*- 24*
Other operating income		**0.1**	0.1	*-*
Total income		**37.3**	49.4	*- 24*
Administrative expenses		**(3.2)**	(2.8)	*14*
Other operating income/(expenses)		**0.5**	(0.1)	*nm*
Operating profit		**34.6**	46.5	*- 26*
Exceptional item	4	**188.4**	(17.1)	*nm*
Profit before interest		**223.0**	29.4	*659*
Net interest		**(0.3)**	(0.2)	*50*
Profit before taxation		**222.7**	29.2	*663*
Taxation		**(8.0)**	(12.0)	*- 33*
Profit after taxation		**214.7**	17.2	*nm*

nm – not meaningful

Cycle & Carriage Limited
Company Balance Sheet

	Unaudited At 30.6.02 S$m	Audited At 31.12.01 S$m
Non-current assets		
Property, plant and equipment	0.8	0.6
Interests in subsidiaries	1,463.0	1,248.0
Interests in associates	74.1	72.6
	1,537.9	1,321.2
Current assets		
Debtors	2.7	2.6
Tax recoverable	0.3	-
Bank and other liquid funds	24.3	12.3
	27.3	14.9
Total assets	1,565.2	1,336.1
Non-current liabilities		
Borrowings due after one year	395.0	385.0
Deferred tax liabilities	1.1	1.3
	396.1	386.3
Current liabilities		
Creditors	4.7	5.6
Tax payable	1.8	0.8
Borrowings due within one year	15.0	15.0
	21.5	21.4
Total liabilities	417.6	407.7
Net assets	1,147.6	928.4
Financed by:		
Share capital and reserves		
Share capital	238.6	238.5
Reserves	909.0	689.9
Shareholders' funds	1,147.6	928.4

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	4.1	4.1
Profit attributable to shareholders	-	-	214.7	214.7
Total recognised gains for the financial period	-	-	218.8	218.8
Issue of shares	0.1	0.3	-	0.4
Balance at 30 June	238.6	251.5	657.5	1,147.6
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	-	-	(0.5)	(0.5)
Profit attributable to shareholders	-	-	52.9	52.9
Total recognised gains for the financial year	-	-	52.4	52.4
Dividends (net)	-	-	(26.6)	(26.6)
Issue of shares	4.5	10.3	-	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Six months ended 30 June	Unaudited 2002 S$m	2001 S$m
Operating profit	**35.9**	68.4
Adjustments for:		
Depreciation and amortisation	**7.4**	7.4
Foreign currency translation difference	**15.8**	(7.9)
	23.2	(0.5)
Changes in development properties	**85.2**	(162.7)
Changes in working capital	**36.7**	(40.3)
Cash flows from operating activities	**181.0**	(135.1)
Net interest paid	**(17.8)**	(16.6)
Income taxes paid	**(17.8)**	(29.3)
	(35.6)	(45.9)
Cash flows from investing activities		
Sale of property, plant and equipment	**1.5**	1.3
Purchase of property, plant and equipment	**(3.9)**	(4.9)
Purchase of shares in associates	**(14.7)**	(9.1)
Disposal of a subsidiary, net of cash disposed	**-**	8.7
Dividends received from associates	**4.6**	4.5
	(12.5)	0.5
Cash flows from financing activities		
Proceeds from issue of shares	**0.4**	-
Loans to minority shareholders and associates	**(0.2)**	(1.4)
Term loans	**(138.1)**	217.2
Dividends to minority shareholders	**(3.5)**	(3.4)
	(141.4)	212.4
Net change in cash and cash equivalents	**(8.5)**	31.9
Cash and cash equivalents at the beginning of the period	**96.6**	82.3
Effect of exchange rate changes	**(0.7)**	0.5
Cash and cash equivalents at the end of the period	**87.4**	114.7

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2002 which have been prepared in accordance with the accounting policies set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (revised) – Income Taxes as disclosed in note 2.

The basic earnings per share ("EPS") are computed based on weighted average number of ordinary shares in issue of 238.5 million during the period (2001: 234.0 million).

In computing the fully diluted EPS, share options whose exercise prices are equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of EPS on a fully diluted basis is 238.8 million (2001: 234.0 million).

2 Change in accounting policy

With effect from 1 January 2002, the Group adopted the SAS 12 (revised) - Income Taxes under which deferred income tax is provided in full, using the liability method and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.3 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

3 Turnover and profit

	Group			Company		
Six months ended 30 June	**2002**	2001	*Change*	**2002**	2001	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Turnover includes:						
Investment income	**-**	-	-	**36.4**	48.6	*- 25*
Profit before taxation is determined after including:						
Exceptional items	**51.4**	(56.1)	*nm*	**188.4**	(17.1)	*nm*
Depreciation and amortisation	**(7.4)**	(7.4)	-	**(0.1)**	(0.1)	-
Interest expense	**(12.7)**	(15.9)	*- 20*	**(8.3)**	(9.8)	*- 10*
Interest income	**1.0**	1.7	*- 41*	**8.5**	9.6	*- 11*
Net exchange gain/(loss)	**0.3**	(0.4)	*nm*	**0.2**	-	*100*

4 Exceptional items

The exceptional items included in the profit before taxation are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**63.3**	(65.3)	-	-
Profit on sale of an associate's investment	**0.5**	-	-	-
Exchange losses on loans to subsidiaries	**(12.4)**	-	**(2.3)**	-
Provision written back by a subsidiary for foreseeable losses on certain development properties	-	3.3	-	-
Profit on sale of shares in a subsidiary	-	5.9	-	-
Writeback in provision/(provision) for amount owing by a subsidiary	-	-	**190.7**	(17.1)
	51.4	(56.1)	**188.4**	(17.1)

The exceptional items included in the profit after taxation and minority interests are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**44.3**	(45.7)	-	-
Profit on sale of an associate's investment	**0.5**	-	-	-
Exchange losses on loans to subsidiaries	**(12.4)**	-	**(2.3)**	-
Provision for tax in an associate	**(35.0)**	-	-	-
Provision written back by a subsidiary for foreseeable losses on certain development properties	-	1.9	-	-
Profit on sale of shares in a subsidiary	-	5.9	-	-
Writeback in provision/(provision) for amount owing by a subsidiary	-	-	**190.7**	(17.1)
	(2.6)	(37.9)	**188.4**	(17.1)

5 Taxation

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses, temporary differences and the set off of losses in certain subsidiaries against the profits of other subsidiaries as allowed by the Group tax relief.

A provision of S$35.0 million was made for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The Group's tax charge in 2002 included a writeback of S$0.5 million in respect of prior years' tax due to changes in statutory tax rates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park, an investment property, in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a six-year time limit for the IRAS to raise additional assessment. MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary. MCLA is still waiting for IRAS to revert on the objection.

6 Segment information

	Turnover		**Profit before interest**		**Profit attributable to shareholders**	
Six months ended 30 June	**2002**	2001	**2002**	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity :						
Motor	**1,284.2**	1,448.6	**39.7**	73.1	**25.8**	48.4
Property	**191.5**	74.8	**16.6**	12.1	**9.6**	5.0
Astra	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Other interests	**49.1**	36.4	**-**	(0.6)	**(9.0)**	(10.0)
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**-**	-	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6
Analysis by geographical location :						
Singapore	**829.4**	994.6	**24.1**	60.8	**7.7**	32.3
Malaysia	**152.3**	123.0	**18.0**	16.0	**11.4**	9.5
Indonesia	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Australasia	**527.9**	427.6	**14.2**	7.8	**7.3**	1.6
Others	**15.2**	14.6	**-**	-	**-**	-
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**-**	-	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6

7 Group borrowings

	At 30.6.02	At 31.12.01
	S$m	S$m
Repayable within one year		
- secured	**87.0**	211.2
- unsecured	**82.0**	41.5
Repayable after one year		
- secured	**173.2**	208.5
- unsecured	**495.3**	505.0
	837.5	966.2

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,493,100 as at 30 June 2002 (31.12.01: 2,453,500).

Between 31 December 2001 and 30 June 2002, there have been no rights, bonus or equity issues except that 14,000 and 112,560 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227,

respectively, per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

9 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 30 June 2002 and the date of this report except that on 12 July 2002, Jardine Strategic Holdings Limited ("JSH") which owns a 29.13% interest in Cycle & Carriage announced that:

(1) it proposed to make, subject to fulfilment of the pre-condition mentioned below, a voluntary conditional cash partial offer for the Company at an offer price of S$4.76 per share that will result in the increase of its shareholding interest in the Company to 50.2%. The making of the partial offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad, which owns a 21.13% interest in the Company receives its independent shareholders' approval for the disposal of all or part of its interest in the Company pursuant to the partial offer. Following fulfilment of the pre-condition, the partial offer would be conditioned on JSH receiving, (i) acceptances in respect of such number of shares in the Company as to enable JSH to increase its shareholding in the Company to not less than 50.2% (the "Offer Shares"); (ii) approval of the partial offer by shareholders of the Company (excluding JSH, its concert parties and their associates) representing more than 50% of the valid votes received; and (iii), if required, approval of JSH's shareholders for the partial offer. The Company's shareholders may accept the partial offer in respect of all or any part of their shareholdings. Acceptances in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd lot shareholdings; and

(2) it was making a voluntary unconditional cash offer for the remaining 40.29% in MCL Land Limited not already owned by the Company in its 59.71% subsidiary, at an offer price of S$1.09 per MCL Land share.

10 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 August 2002 to 19 August 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 15 August 2002 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 27 September 2002. The interim dividend will be paid on or about 27 September 2002.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore
31 July 2002



2002 interim .pdi

Submitted by Ho Yeng Tat, Group Company Secretary on 31/07/2002 to the SGX

MASNET No. 59 OF 31.07.2002
Announcement No. 69



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF ASSOCIATED COMPANY

We append below the Quarterly Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange today.

CYCLE & CARRIAGE BINTANG BERHAD
(COMPANY NO. 7378-D)
(INCORPORATED IN MALAYSIA)
QUARTERLY REPORT

Quarterly report on consolidated results for the second quarter ended 30/6/2002. The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/6/2002 RM'000	30/6/2001 RM'000	30/6/2002 RM'000	30/6/2001 RM'000
1 (a)	Revenue	196,067	204,452	418,395	354,561
(b)	Investment income	26	21	37	34
(c)	Other income	3,734	656	5,683	1,062
2 (a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	31,830	37,779	60,120	56,966
(b)	Finance Cost	(1)	(144)	(1)	(173)
(c)	Depreciation and amortisation	(1,962)	(1,874)	(3,960)	(3,569)
(d)	Exceptional items	-	-	-	-
(e)	Profit/(loss) before income tax, minority interests and extraordinary items	29,867	35,761	56,159	53,224

(f)	Share of profits and losses of associated companies	(9,908)	1,770	(8,408)	3,287

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		30/6/2002 RM'000	**30/6/2001 RM'000**	**30/6/2002 RM'000**	**30/6/2001 RM'000**
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	19,959	37,531	47,751	56,511
(h)	Income tax	(8,512)	(12,029)	(17,761)	(17,349)
(i)	(i) Profit/(loss) after income tax before deducting minority interests	11,447	25,502	292,990	39,162
	(ii) Minority interests	-	-	--	--
(j)	Pre-acquisition profit/(loss), if applicable	---	--	--	-
(k)	Net profit/(loss) from ordinary activities attributable to members of the Company	11,447	25,502	29,990	39,162
(l)	(i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the Company	-	-	-	-
(m)	Net profit/(loss) attributable to members of the Company	11,447	25,502	29,990	39,162
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
	(a) Basic (based on 97,939,000 (2001:97,835,500) weighted average number of ordinary shares) (sen)	11.7	26.1	30.6	40.0
	(b) Fully diluted (based on 98,099,255 (2001: *) weighted average number of ordinary shares) (sen)	11.7	*	30.6	*

* The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 30/6/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 31/12/2001 RM'000
1	Property, plant and equipment	90,717	90,905
2	Investment property	-	-
3	Investment in associated companies	172,197	167,654
4	Long term investments	-	-
5	Goodwill on consolidation	-	-
6	Intangible assets	-	-
7	Other long term assets	-	-
8	Current assets		
	Inventories	357,456	418,152
	Trade receivables	72,556	78,183
	Short term investments	3,416	-
	Cash	80,228	11,420
	Others - Other debtors	1,062	1,117
	- Amount due from an associated company	634	1,022
		515,352	509,894
9	Current liabilities		
	Trade payables	105,131	127,385
	Other payables	93	142
	Short term borrowings	-	-
	Provision for taxation	28,023	32,553
	Others – Amount due to an associated company	33	34
	- Provision for liabilities and charges	20,192	15,503
		153,472	175,617
10	Net current assets	361,880	334,277
		624,794	592,836
11	Shareholders' funds		
	Share capital	98,033	97,836
	Reserves		
	Share premium	11,944	11,223
	Revaluation reserve	2,186	2,186
	Capital reserve	-	-
	Statutory reserve	-	-
	Retained profit	504,367	487,253
	Others	8,228	(5,698)
		624,758	592,800
12	Minority interests	-	-
13	Long term borrowings	-	-
14	Other long term liabilities	-	-
15	Deferred taxation	36	36
		624,794	592,836
16	Net tangible assets per share (RM)	6.37	6.06

Notes

1 **Accounting Policies**

The accounts of the Group were prepared using the same accounting policies and methods of computation as those used in the preparation of the most recent annual financial statements except for the adoption of new Malaysian Accounting Standards Board ("MASB") standards applicable to the Group with effect from 1 January 2002. The adoption of these new standards has no material effects on the financial statements for the six months ended 30 June 2002 except for:

- The effect of applying the MASB Standard No 19: Events After Balance Sheet Date with respect to recognition of proposed dividend. In accordance with MASB 19, proposed final dividend can no longer be recognised as a liability when proposed by the directors. Accordingly, the comparative figure had been adjusted to conform with the current period's presentation; and

- The Group's holding of 6,487,000 ordinary share of RM1 each in Park May Berhad came on hand in December 2001, but at 31 December 2001 the investment was recognised in the financial statements at a nominal value of RM1. The market value of these shares at 31 December 2001 was RM4,736,000. With the adoption of MASB Standard No.20 Provisions, Contingent Liabilities and Contingent Assets with effect from 1 January 2002 and as the inflow of economic benefits from the holding of the shares is virtually certain, it is appropriate to recognise this asset in the financial statements. In line with the transitional provisions, the effect of adopting this Standard on its effective date had been reported as an adjustment to the opening balance of retained earnings at 1 January 2002 by the value of the shares at 31 December 2001 of RM4,736,000. The comparative information is not restated.

The accounts were prepared in compliance with the applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965.

2 **Exceptional Items**

There were no exceptional items for the current quarter and financial year-to-date.

3 **Extraordinary Items**

There were no extraordinary items for the current quarter and financial year-to-date.

4 **Taxation**

Taxation comprises:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/6/2002	30/6/2001	30/6/2002	30/6/2001
		RM'000	RM'000	RM'000	RM'000
	Current Year	7,921	12,591	16,788	17,537
	Prior Years over provision	-	(1000)	-	(1,000)
	Share of tax in associated companies	591	438	973	812
		8,512	12,029	17,761	17,349

The tax rate of 30% at the Company and subsidiary companies level is slightly higher than the statutory rate of 28% in relation to the profit before tax for the six months ended 30 June 2002 mainly due to provision for warranty of RM4.7 million which is added back for tax purposes.

5 **Unquoted Investments and / or Properties**

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date except for the disposal of a piece of leasehold property in Kota Kinabalu, Sabah at a price of RM3,600,000. The profit attributable to this disposal was RM2,764,000 after Real Peoperty Gains Tax of RM72,000.

6 **Quoted Securities**

(a) There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date other than that disclosed below:-

A total of 6,487,000 ordinary shares in Park May Berhad ("PMB") were allotted in 2001 under a debt settlement scheme concluded with PMB, representing settlement of RM11.9 million debts owed by PMB through the issue of PMB shares. A total of 613,000 PMB shares were sold during the quarter which yielded a net proceed of RM565,000 and a profit of RM118,000. The number of PMB shares sold during the first six months of 2002 were 1,808,000 shares which yielded a net proceed of RM1,670,000 and a profit of RM350,000. The balance number of PMB shares on hand as at 30 June 2002 was 4,679,000 shares. The market value of these shares as at 30 June 2002 was RM3,673,000;

(b) Investments in quoted securities as at 30 June 2002 were as follows:-

		RM'000
(i)	At cost	3,416
(ii)	At carrying value/book value	3,416
(iii)	At market value	3,690

7 **Changes in the Composition of the Group**

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations.

8 **Status of Corporate Proposals**

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

9 **Repayment of Debts and Dealing in Own Shares**

During the six months ended 30 June 2002, 197,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's Executives' Share Option Scheme.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

10 **Group Borrowings and Debt Securities**

There were no borrowings and debt securities as at 30 June 2002.

11 **Contingent Liabilities**

There were no material changes in contingent liabilities since the most recent annual financial statements to the date of issue of this quarterly report.

12 **Off Balance Sheet Financial Instruments**

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required

to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 June 2002, the open position of foreign currency forward contracts entered into by the Company was RM49.8 million (fair value was RM54.6 million), out of which RM14.4 million has been closed as at 25 July 2002. The total amount of foreign currency forward contracts entered into after 30 June 2002 by the Company was RM29.2 million, of which RM27.1 million was still outstanding as at 25 July 2002.

The details of the open contracts as at 25 July 2002 are as follows:-

Maturity	Foreign Currency Amount		RM Equivalent
	Euro	Yen	
Within 1 month	172,795	62,762,681	2,477,178
More than 1 month, less than 3 months	3,560,000	60,000,000	13,607,502
More than 3 months, less than 6 months	11,260,000	155,500,000	46,460,309
Total	14,992,795	278,262,681	62,544,989
Fair value as at 25 July 2002			65,866,206

13 **Material Litigation**
The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The debts have already been fully provided in the accounts in prior years.

14 **Segment Reporting**
The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

15 **Material Change in Current Quarter Results Compared to Preceding Quarter Results**
The Group recorded an unaudited profit before taxation of RM20.0 million in the second quarter of 2002, RM7.8 million lower than the preceding quarter results. The lower profit arose from the Group's 40% share of exchange loss accounted by CCL Group Properties Sdn Bhd ("CCLGP") which amounted to RM11.8 million in the second quarter of 2002 as a result of recognition by CCLGP of an exchange loss of RM29.4 million on Singapore Dollar Loans which are expected to be repaid soon. In the past, these loans were considered quasi-equity in nature and the translation losses were taken directly to reserves.

The Company and its subsidiaries registered a profit before taxation of RM29.9 million which was RM3.6 million higher than the preceding quarter, of which RM2.8 million was derived from a gain on disposal of a piece of property in Sabah.

16 **Review of Results**
The Group recorded an unaudited consolidated profit before taxation of RM47.8 million in the first half of 2002, 16% below that of the corresponding period in 2001. The Group's first half results were adversely affected by the share of losses from associated companies of RM8.4 million whereas the combined profits of the Company and its subsidiaries were RM56.2 million, RM2.9 million above 2001 first half results.

The share of losses in associated companies was a result of the Group's 40% share of an exchange loss of RM29.4 million taken up by CCL Group Properties Sdn Bhd on its intention to repay S$74.5 million of Singapore Dollar Loans as explained in Note 15 above.

The improved contributions from the Company and its subsidiaries were attributable to higher sales of Mercedes-Benz passenger cars, especially the C-Class models with a full six months of sales compared to only three months in the first half of 2001. However, the pressure on margins remained, particularly on the E-Class models which are being phased out soon. Also included in 2001 first half results were a release of RM11.1 million on provisions for liabilities and charges. Besides the normal operating profits, included in the first half of 2002 results was a gain of RM2.8 million on disposal of a piece of property in Sabah.

17 **Material Subsequent Events**

There were no material events subsequent to 30 June 2002 that have not been reflected in the financial statement for the period ended 30 June 2002 up to the date of issue of this quarterly report.

18 **Seasonal or Cyclical Factors**

There were no major seasonal or cyclical factors affecting the motor industry.

19 **Prospects**

Barring unforeseen circumstances, the Group expects the second half results to be better than the first half.

20 **Variance of Actual Profit from Forecast Profit**

Not applicable.

21 **Dividend**

(a)	(i)	an interim ordinary dividend has been declared;	
			Sen
	(ii)	amount per share	15.0
	(iii)	previous corresponding period	15.0
	(iv)	date payable	9 September 2002
	(v)	in respect of deposited securities, entitlement to dividends will be determined on the basis of the record of depositors as at 30 August 2002; and	
(b)	Total dividend for the current financial year		15.0
		(The above dividend per share is before tax, the dividend will be paid net of income tax of 28%)	

22 **Other Development**

As reported previously, DaimlerChrysler AG and the Company have commenced negotiations on DaimlerChrysler AG's interest in pursuing an active participation in the wholesale business in Malaysia. The negotiations are progressing and an agreement in principle should be reached before the end of the year. When concluded, this is expected to have a negative impact in later years.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 31 JULY 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 31/07/2002 to the SGX

82-3163

MASNET No. 23 OF 31.07.2002
Announcement No. 33


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Half Year Financial Statement And Dividend Announcement

Financial statements for the six months ended 30 June 2002.
These figures have not been audited.

		Group			Company		
		S$m		%	S$m		%
		Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
1.(a)	Turnover	1,208.5	1,353.6	- 11	37.2	49.3	- 24
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(1,088.3)	(1,179.1)	- 8	0	0	0
1.(c)	Gross profit	120.2	174.5	- 31	37.2	49.3	- 24
1.(d)	Investment income	0	0	0	36.4	48.6	- 25
1.(e)	Other income including interest income	9.7	5.8	67	8.6	9.7	- 11
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	44	77.9	- 44	43	56.2	- 23
2.(b)(i)	Interest on borrowings	(12.7)	(15.9)	- 20	(8.8)	(9.8)	- 10
2.(b)(ii)	Depreciation and amortisation	(7.4)	(7.4)	0	(0.1)	(0.1)	0
2.(b)(iii)	Foreign exchange gain/(loss)	0.3	(0.4)	nm	0.2	0	100
2.(c)	Exceptional items (provide separate disclosure of items)	51.4	(56.1)	nm	188.4	(17.1)	nm

		Group			Company		
		S$m		%	S$m		%
		Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	75.6	(1.9)	nm	222.7	29.2	663
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	172.8	48.7	255	0	0	0
2.(f)	Operating profit before income tax	248.4	46.8	431	222.7	29.2	663
2.(g)	Less income tax (Indicate basis of computation)	(119.6)	(16.3)	634	(8)	(12)	- 33
2.(g)(i)	Operating profit after tax before deducting minority interests	128.8	30.5	322	214.7	17.2	nm
2.(g)(ii)	Less minority interests	(7)	(4.9)	43	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	121.8	25.6	376	214.7	17.2	nm
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

		Group			Company		
		S$m		%	S$m		%
		Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	121.8	25.6	376	214.7	17.2	nm

nm - not meaningful

Notes to items 1(a), 2(c) and 2(g) above:

Turnover

	Group		
	2002 S$m	2001 S$m	*Change %*
Turnover including share of associates' and joint ventures' turnover	**2,378.7**	2,276.6	*4*
Less: Share of associates' and joint ventures' turnover	**(1,170.2)**	(923.0)	*27*
	1,208.5	1,353.6	*-11*

The Company's turnover of S$37.2m (2001: S$49.3m) includes investment income of S$36.4m (2001: S$48.6m).

Exceptional items

The exceptional items included in the profit before taxation are as follows:

	Group		Company	
Six months ended 30 June	**2002 S$m**	2001 S$m	**2002 S$m**	2001 S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**63.3**	(65.3)	-	-
Profit on sale of an associate's investment	**0.5**	-	-	-
Exchange losses on loans to subsidiaries	**(12.4)**	-	**(2.3)**	-
Provision written back by a subsidiary for foreseeable losses on certain development properties	-	3.3	-	-
Profit on sale of shares in a subsidiary	-	5.9	-	-
Writeback in provision/(provision) for amount owing by a subsidiary	-	-	**190.7**	(17.1)
	51.4	(56.1)	**188.4**	(17.1)

The exceptional items included in the profit after taxation and minority interests are as follows:

Six months ended 30 June	Group		Company	
	2002	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Share of exchange gains/(losses) on an associate's foreign currency debt	**44.3**	(45.7)	-	-
Profit on sale of an associate's investment	**0.5**	-	-	-
Exchange losses on loans to subsidiaries	**(12.4)**	-	**(2.3)**	-
Provision for tax in an associate	**(35.0)**	-	-	-
Provision written back by a subsidiary for foreseeable losses on certain development properties	-	1.9	-	-
Profit on sale of shares in a subsidiary	-	5.9	-	-
Writeback in provision/(provision) for amount owing by a subsidiary	-	-	**190.7**	(17.1)
	(2.6)	(37.9)	**188.4**	(17.1)

Taxation

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses, temporary differences and the set off of losses in certain subsidiaries against the profits of other subsidiaries as allowed by the Group tax relief.

A provision of S$35.0 million was made for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park, an investment property, in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a six-year time limit for the IRAS to raise additional assessment. MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary. MCLA is still waiting for IRAS to revert on the objection.

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	10.70%	2.30%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	12.70%	3.40%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue	51.1 cts	10.9 cts
	(ii) On a fully diluted basis	51.0 cts	10.9 cts
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	S$4.01	S$3.19

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

Six months ended 30 June	Group			Company		
	2002 S$m	2001 S$m	Change %	2002 S$m	2001 S$m	Change %
Selling and distribution expenses	**51.3**	67.5	- 24	-	-	-
Administrative expenses	**41.6**	41.2	-	**3.2**	2.8	14
Other operating expenses/(income)	**0.1**	1.5	- 93	**(0.5)**	0.1	nm
	93.0	110.2	- 16	**2.7**	2.9	- 7

Note to item 3(c) above:

The basic earnings per share ("EPS") are computed based on weighted average number of ordinary shares in issue of 238.5 million during the period (2001: 234.0 million).

In computing the fully diluted EPS, share options whose exercise prices are equal to or above the fair value of the shares are disregarded. The weighted average number of shares used in the computation of EPS on a fully diluted basis is 238.8 million (2001: 234.0 million).

Six months ended 30 June	2002 cts	2001 cts	Change %
EPS excluding exceptional items			
- basic	**52.2**	27.1	93
- fully diluted	**52.1**	27.1	92

Item 4 is not applicable to interim results

	Group			Company		
	S$m		%	S$m		%
	Latest period	Previous corresponding period	Increase/ (Decrease)	Latest period	Previous corresponding period	Increase/ (Decrease)
4.(a) Sales reported for first half year						
4.(b) Operating profit [2(g)(i) above] reported for first half year						
4.(c) Sales reported for second half year						
4.(d) Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The Group's tax charge in 2002 included a writeback of S$0.5 million in respect of prior years' tax due to changes in statutory tax rates.

5.(b) Amount of any pre-acquisition profits

The results do not include any pre-acquisition profits.

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
Profit on sale of an associate's investment (S$m)	$0.50

5.(d) Any other comments relating to Paragraph 5

Not applicable

6. Segmental Results

Six months ended 30 June	Turnover 2002 S$m	Turnover 2001 S$m	Profit before interests 2002 S$m	Profit before interests 2001 S$m	Profit attributable to shareholders 2002 S$m	Profit attributable to shareholders 2001 S$m
Analysis by activity :						
Motor	**1,284.2**	1,448.6	**39.7**	73.1	**25.8**	48.4
Property	**191.5**	74.8	**16.6**	12.1	**9.6**	5.0

Astra	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Other interests	**49.1**	36.4	**-**	(0.6)	**(9.0)**	(10.0)
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**-**	-	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6
Analysis by geographical location :						
Singapore	**829.4**	994.6	**24.1**	60.8	**7.7**	32.3
Malaysia	**152.3**	123.0	**18.0**	16.0	**11.4**	9.5
Indonesia	**853.9**	716.8	**152.4**	32.5	**98.0**	20.1
Australasia	**527.9**	427.6	**14.2**	7.8	**7.3**	1.6
Others	**15.2**	14.6	**-**	-	**-**	-
	2,378.7	2,276.6	**208.7**	117.1	**124.4**	63.5
Exceptional items	**-**	-	**51.4**	(56.1)	**(2.6)**	(37.9)
	2,378.7	2,276.6	**260.1**	61.0	**121.8**	25.6

7.(a) Review of the performance of the company and its principal subsidiaries

RESULTS

In the first half of 2002 most of the major markets in which the Group operated benefited from steady or improving economies. This was particularly true of Indonesia, where increased consumer confidence and a strengthening currency created buoyant trading conditions and provided Astra with good demand for both motor vehicles and motorcycles.

In Singapore, however, the Group's performance was impacted by rising unemployment and uneven consumer demand. In the motor sector, the position was aggravated by intense competition amongst dealers to reduce stock levels. The results from the Group's Singapore motor operations also suffered as, unlike the previous year, they did not benefit from distributor margins earned from Mercedes-Benz stocks carried over.

For the six months to 30 June 2002, profit attributable to shareholders excluding exceptional items was S$124.4 million, 96% above the previous year. Earnings from the motor vehicle operations at S$25.8 million were down 47%, while the contribution from property for the first six months increased to S$9.6 million. The share of results from Astra, accounted for one month in arrears, increased 388% to S$98.0 million. Earnings per share, excluding exceptional items, were 52.2 cents, compared to 27.1 cents in the previous year.

The appreciation of the Indonesian Rupiah produced a foreign exchange gain in Astra on its uncovered US Dollar debt, the Group's share of which was S$44.3 million. Foreign exchange losses of S$12.4 million on quasi equity loans were expensed during the period in anticipation of the repayment of these loans. The exchange losses had previously been capitalised in CCL Group Properties and Cycle & Carriage Limited. Other exceptional items included a provision of S$35.0 million for tax in Astra due mainly to the expected expiry of tax losses prior to their utilisation.

The profit attributable to shareholders for the period increased by 376% to S$121.8 million, with the strong trading profits in Astra and the turnaround in its foreign exchange position more than offsetting the decline in earnings from the motor operations. Earnings per share were 51.1 cents, compared with 10.9 cents the previous year.

Debt reduction has been an area of focus, and consolidated net debt has been reduced by S$119.3 million in the six months from the position of S$869.1 million at the 2001 year end.

OPERATIONAL REVIEW

Motor

Earnings from the motor vehicle operations at S$25.8 million were 47% below the previous year. There was a weak performance from the Singapore operations, while the operations in all other countries reflected growth.

The 10% decline recorded in the Singapore passenger car market does not reflect the true state of the market, which was supported by significant discounting and promotions. Cycle & Carriage experienced a further reduction in its market share to 14%. The commercial vehicle market declined by 54%, primarily due to a reduction in the number of Certificates of Entitlement.

Earnings for the Singapore motor operations at S$8.8 million were significantly below the previous year. Mercedes-Benz passenger car sales declined to 1,156 units. In addition to the intense market competition, margins were also impacted by the need to discount the E-Class ahead of the introduction of the new model due in August and the loss of distributor margins earned in the previous year on Mercedes-Benz stocks carried over. Sales of Mitsubishi, Kia and Proton declined to 3,239 units, while commercial vehicle sales declined to 641 units.

The non-national car sector in Malaysia increased by 35%. Sales for Cycle & Carriage Bintang Berhad ("CCB") grew by 35% to 2,418 units due to strong demand for the Mercedes-Benz C-Class, partly offset by declining demand for the run-out E-Class. Together with Cycle & Carriage (Malaysia), the Group's Malaysian motor interests contributed S$9.8 million.

As reported previously, DaimlerChrysler AG and CCB have commenced negotiations on DaimlerChrysler AG's interest in pursuing an active participation in the wholesale business in Malaysia. The negotiations are progressing and an in-principle agreement should be reached before the end of the year. When concluded, this is expected to have a negative impact in later years.

The Australian passenger car market grew by 3%, and Cycle & Carriage (Australia) achieved sales of 20,587 units of Hyundai and 1,945 units of Audi, increasing its market share to 9%. Hyundai sales grew by 9% due to the strong Accent sales while the 48% increase in Audi sales was to a large extent, the result of the continued good sales performance of the A4 range, first introduced in 2001. Improved margins and cost control increased its profit contribution to the Group to S$4.3 million. The contribution from New Zealand more than doubled to S$3.0 million due to improved commercial vehicle sales by Truck Investments and continued growth in the aftersales activities.

Property

The contribution from property for the first six months increased to S$9.6 million.

The commercial and industrial property markets in Singapore declined in line with the overall economy, but residential buyers responded to keenly priced projects and the introduction of deferred payment schemes. The market was, however, unsettled by proposed changes to the use of the Central Provident Fund for the purchase of property.

The Group's investment properties enjoyed healthy occupancy rates and stable rentals during the period under review.

The contribution from development property was mainly from Sims Residences, Forest Hills and Rio Vista projects. Sales of new MCL Land leasehold projects have been excellent with the 699-unit Warren fully sold and the 716-unit Rio Vista joint venture project 91% sold. 35 units of the luxury 65-unit Balmoral Residences project have been sold, while the recently launched 186-unit Robertson 100 project has been 48% sold. Sales in the Ubi Tech Park joint-venture, however, have been weak.

As at 30 June 2002, the Directors reviewed the carrying values of the Group's investment properties and a deficit of S$13.1 million (net of minority interests) was taken directly to capital reserves.

Astra

The relative political stability in Indonesia and success by the Indonesian Bank Restructuring Agency in selling off assets has had a significant impact on the currency which has strengthened against the US Dollar from a rate of Rp10,400 at 31 December 2001 to Rp8,730 at 30 June 2002. This has been accompanied by strong consumer demand. The motor vehicle market grew by 10% to 131,941 units for the first five months of the year, while the motorcycle market grew by 48% to 975,710 units in the same period.

Astra's motor vehicle sales for the first five months at 59,704 units were 19% up on the previous year, which had been impacted by a strike at a supplier that severely disrupted the Kijang production. Toyota products, at 37,319 units, comprised 63% of Astra's motor vehicle unit sales, followed by Isuzu at 20% and Daihatsu at 14%. Astra's share of the motor vehicle market for the period was some 45%. Sales of motorcycles by Astra Honda Motors grew by 72% to 563,522 units, which increased Astra's share of the market, including imports, to 58%.

Crude palm oil production increased by 18% to 175,749 metric tonnes, while the average price for the five months increased by 53% due to the worldwide impact of El Nino on vegetable oil production.

Results for Astra are accounted for a month in arrears due to logistical problems caused by Astra's size. Astra's contribution is thus for the six-month period from 1 December 2001 to 31 May 2002. Due to the favourable conditions, the operating contribution from the Group's 32% shareholding in Astra quadrupled to S$98.0 million. In addition, the Group's share of the gain arising from the strengthening of the Rupiah was S$44.3 million, compared to a significant loss in the previous year. This was, however, partly offset by a provision of S$35.0 million for tax due mainly to the expected expiry of tax losses prior to their utilisation.

Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all of its capital repayments as they fall due. Rothschilds has been appointed as financial adviser by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Other Interests

Other interests comprise primarily the holding company costs and the funding costs on the debt arising from the Astra acquisition.

CORPORATE EVENTS

February

Cycle & Carriage increased its interest in PT Astra International Tbk to 31.96% with the acquisition of another 33.5 million shares for US$8.0 million in January and February.

April

MCL Land purchased a 26,000 sq ft freehold site at Upper Serangoon Road for S$18.2 million on which a 12-storey apartment is to be developed.

May

MCL Land launched its freehold condominium project, Robertson 100, consisting of 186 units at Robertson Quay.

June

Cycle & Carriage's wholly owned subsidiary in New Zealand, C&C (North Shore) purchased a dual franchise dealership to sell Nissan and Suzuki vehicles for NZ$1.1 million.

July

Jardine Strategic Holdings which has a 29.13% interest in the Company announced a pre-conditional voluntary cash partial offer for a further 21.13% at a price of S$4.76 per share and a voluntary unconditional cash offer to acquire 40.29% of MCL Land at a price of S$1.09 per share which represents a 51% discount to the net asset value per share as at 31 December 2001. The details of these offers are given in paragraph 7(c) below.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

Not applicable

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in paragraph 2(c) of this report.

No other significant transaction or event has occurred between 30 June 2002 and the date of this report except that on 12 July 2002, Jardine Strategic Holdings Limited ("JSH") which owns a 29.13% interest in Cycle & Carriage announced that:

(1) it proposed to make, subject to fulfilment of the pre-condition mentioned below, a voluntary conditional cash partial offer for the Company at an offer price of S$4.76 per share that will result in the increase of its shareholding interest in the Company to 50.2%. The making of the partial offer is subject to the pre-condition that Edaran Otomobil Nasional Berhad, which owns a 21.13% interest in the Company receives its independent shareholders' approval for the disposal of all or part of its interest in the Company pursuant to the partial offer. Following fulfilment of the pre-condition, the partial offer

would be conditioned on JSH receiving, (i) acceptances in respect of such number of shares in the Company as to enable JSH to increase its shareholding in the Company to not less than 50.2% (the "Offer Shares"); (ii) approval of the partial offer by shareholders of the Company (excluding JSH, its concert parties and their associates) representing more than 50% of the valid votes received; and (iii), if required, approval of JSH's shareholders for the partial offer. The Company's shareholders may accept the partial offer in respect of all or any part of their shareholdings. Acceptances in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd lot shareholdings; and

(2) it was making a voluntary unconditional cash offer for the remaining 40.29% in MCL Land Limited not already owned by the Company in its 59.71% subsidiary, at an offer price of S$1.09 per MCL Land share.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

PROSPECTS

No significant economic change is expected in the various markets in which the Group operates in the remainder of the year and the trading performance for the second half of the year is expected to be satisfactory. However, the value of the Rupiah will continue to have a major influence on Astra and the Group's attributable profit.

9. Dividend

(a) Present Period

Name of Dividend	Interim
Dividend Type	Cash and/or Scrip
Dividend Rate	3 % per ordinary share less tax
Par value of shares	S$1.00
Tax Rate	22%

(b) Previous Corresponding Period

Name of Dividend	Interim
Dividend Type	Cash and/or Scrip
Dividend Rate	3 % per ordinary share less tax
Par value of shares	S$1.00
Tax Rate	24.5%

(c) Total Annual Dividend (if applicable)

	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

On or about 27 September 2002. Full details will be announced separately.

(e) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 16 August 2002 to 19 August 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Cycle & Carriage's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 15 August 2002 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the interim dividend in scrip will be allotted and issued on or about 27 September 2002. The interim dividend will be paid on or about 27 September 2002.

(f) Any other comments relating to Paragraph 9

An interim dividend of 3 cents or 3% (2001: 3 cents or 3%) less income tax at 22.0% (2001: 24.5%) has been declared for the six months to 30 June 2002. The dividend has been maintained at the previous year's level as the profits from Astra are not backed by dividend payments for the time being. The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the interim dividend. The Books Closure Date and payment date of this interim dividend are set out in paragraph 9(e) above, and further details for participation in the Scheme will be announced separately.

10.(a) Balance sheet

Cycle & Carriage Limited
Consolidated Balance Sheet

	Unaudited At 30.6.02 S$m	Audited 31.12.01 S$m
Non-current assets		
Property, plant and equipment	**125.2**	127.1
Investment properties	**502.1**	532.3
Development properties	**465.1**	578.0
Interests in associates	**624.0**	408.8
Deferred tax assets	**17.3**	17.5
Goodwill	**9.3**	-
Other non-current assets	**20.9**	19.2
	1,763.9	1,682.9
Current assets		
Properties for sale	**69.2**	121.7
Stocks	**302.0**	374.7
Debtors	**190.4**	163.9
Tax recoverable	**0.9**	0.8
Bank and other liquid funds	**87.7**	97.1
	650.2	758.2
Total assets	**2,414.1**	2,441.1
Non-current liabilities		
Borrowings due after one year	**668.5**	713.5
Deferred tax liabilities	**5.7**	6.8
Non-current provisions	**17.7**	13.9
Other non-current liabilities	**3.7**	3.3
	695.6	737.5
Current liabilities		
Creditors	**158.1**	183.2
Provisions	**25.7**	32.1
Tax payable	**34.4**	46.2
Borrowings due within one year	**169.0**	252.7
	387.2	514.2
Total liabilities	**1,082.8**	1,251.7
Net assets	**1,331.3**	1,189.4
Capital employed		
Share capital	**238.6**	238.5
Reserves	**717.0**	567.4
Shareholders' funds	**955.6**	805.9
Minority interests	**375.7**	383.5
	1,331.3	1,189.4

Note: Certain comparatives have been restated to conform with this financial year's presentation.

Cycle & Carriage Limited
Company Balance Sheet

	Unaudited At 30.6.02 S$m	Audited At 31.12.01 S$m
Non-current assets		
Property, plant and equipment	0.8	0.6
Interests in subsidiaries	1,463.0	1,248.0
Interests in associates	74.1	72.6
	1,537.9	1,321.2
Current assets		
Debtors	2.7	2.6
Tax recoverable	0.3	-
Bank and other liquid funds	24.3	12.3
	27.3	14.9
Total assets	1,565.2	1,336.1
Non-current liabilities		
Borrowings due after one year	395.0	385.0
Deferred tax liabilities	1.1	1.3
	396.1	386.3
Current liabilities		
Creditors	4.7	5.6
Tax payable	1.8	0.8
Borrowings due within one year	15.0	15.0
	21.5	21.4
Total liabilities	417.6	407.7
Net assets	1,147.6	928.4
Financed by:		
Share capital and reserves		
Share capital	238.6	238.5
Reserves	909.0	689.9
Shareholders' funds	1,147.6	928.4

10.(b) Cash flow statement

Cycle & Carriage Limited
Consolidated statement of cash flows

	Unaudited	
Six months ended 30 June	**2002**	2001
	S$m	S$m
Operating profit	**35.9**	68.4
Adjustments for:		
Depreciation and amortisation	**7.4**	7.4
Foreign currency translation difference	**15.8**	(7.9)
	23.2	(0.5)
Changes in development properties	**85.2**	(162.7)
Changes in working capital	**36.7**	(40.3)
Cash flows from operating activities	**181.0**	(135.1)
Net interest paid	**(17.8)**	(16.6)
Income taxes paid	**(17.8)**	(29.3)
	(35.6)	(45.9)
Cash flows from investing activities		
Sale of property, plant and equipment	**1.5**	1.3
Purchase of property, plant and equipment	**(3.9)**	(4.9)
Purchase of shares in associates	**(14.7)**	(9.1)
Disposal of a subsidiary, net of cash disposed	**-**	8.7
Dividends received from associates	**4.6**	4.5
	(12.5)	0.5
Cash flows from financing activities		
Proceeds from issue of shares	**0.4**	-
Loans to minority shareholders and associates	**(0.2)**	(1.4)
Term loans	**(138.1)**	217.2
Dividends to minority shareholders	**(3.5)**	(3.4)
	(141.4)	212.4
Net change in cash and cash equivalents	**(8.5)**	31.9
Cash and cash equivalents at the beginning of the period	**96.6**	82.3
Effect of exchange rate changes	**(0.7)**	0.5
Cash and cash equivalents at the end of the period	**87.4**	114.7

10.(c) Statement of changes in equity

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002					
Balance at 1 January					
- as previously reported	238.5	251.2	39.9	271.0	800.6
- effect of adopting SAS 12 (revised)	-	-	(0.3)	5.6	5.3
- as restated	238.5	251.2	39.6	276.6	805.9
Revaluation deficit on investment properties	-	-	-	(13.1)	(13.1)
Gain on dilution of interest in an associate	-	-	-	2.3	2.3
Share of an associate's revaluation surplus	-	-	7.1	-	7.1
Share of an associate's share premium	-	-	0.2	-	0.2
Translation difference	-	-	-	31.0	31.0
Net gains not recognised in profit and loss account	-	-	7.3	20.2	27.5
Profit attributable to shareholders	-	-	-	121.8	121.8
Total recognised gains for the financial period	-	-	7.3	142.0	149.3
Issue of shares	0.1	0.3	-	-	0.4
Balance at 30 June	238.6	251.5	46.9	418.6	955.6

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001					
Balance at 1 January					
- as previously reported	234.0	240.9	77.1	156.7	708.7
- effect of adopting SAS 12 (revised)	-	-	(0.3)	5.1	4.8
- as restated	234.0	240.9	76.8	161.8	713.5
Revaluation deficit on investment properties	-	-	(29.0)	-	(29.0)
Reserves realised on sale of an investment property	-	-	(8.2)	3.7	(4.5)
Reserves realised on sale of a subsidiary	-	-	-	0.4	0.4
Gain on dilution of interest in an associate	-	-	-	0.9	0.9
Share of an associate's gain on dilution	-	-	-	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000	-	-	-	(5.8)	(5.8)
Translation difference	-	-	-	15.4	15.4
Net gains/(losses) not recognised in profit and loss account	-	-	(37.2)	20.4	(16.8)
Profit attributable to shareholders	-	-	-	121.0	121.0
Total recognised gains/(losses) for the financial year	-	-	(37.2)	141.4	104.2
Dividends (net)	-	-	-	(26.6)	(26.6)
Issue of shares	4.5	10.3	-	-	14.8
Balance at 31 December	238.5	251.2	39.6	276.6	805.9

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (revised).

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	4.1	4.1
Profit attributable to shareholders	-	-	214.7	214.7
Total recognised gains for the financial period	-	-	218.8	218.8
Issue of shares	0.1	0.3	-	0.4
Balance at 30 June	238.6	251.5	657.5	1,147.6
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	-	-	(0.5)	(0.5)
Profit attributable to shareholders	-	-	52.9	52.9
Total recognised gains for the financial year	-	-	52.4	52.4
Dividends (net)	-	-	(26.6)	(26.6)
Issue of shares	4.5	10.3	-	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

Nil

11. Details of any changes in the company's issued share capital

Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,493,100 as at 30 June 2002 (31.12.01: 2,453,500).

Between 31 December 2001 and 30 June 2002, there have been no rights, bonus or equity issues except that 14,000 and 112,560 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227, respectively, per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/6/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$87.0m	S$82.0m	S$211.2m	S$41.5m

(b) Amount repayable after one year

As at 30/6/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
S$173.2m	S$495.3m	S$208.5m	S$505.0m

(c) Any other comments relating to Paragraph 12

Nil

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies

and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

Basis of preparation

(a) The financial information contained in this announcement has been based on the unaudited results for the six months ended 30 June 2002 which have been prepared in accordance with the accounting policies set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (revised) – Income Taxes as disclosed below.

(b) Change in accounting policy

With effect from 1 January 2002, the Group adopted the SAS 12 (revised) - Income Taxes under which deferred income tax is provided in full, using the liability method and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.3 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

BY ORDER OF THE BOARD

Ho Yeng Tat
Group Company Secretary
31/07/2002

MASNET No. 72 OF 31.07.2002
Announcement No. 82



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

APPLICATION OF THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE INTERIM DIVIDEND OF 3% LESS 22% TAX FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2002

The Board of Directors of the Company wishes to announce the application of the Cycle & Carriage Limited Scrip Dividend Scheme ("Scheme") to the just declared interim dividend of 3% per ordinary share of $1.00 each ("Share"), less 22% Singapore income tax, for the financial year ending 31 December 2002 ("Interim Dividend").

The Scheme provides shareholders of the Company ("Members") with the option to elect to receive new ordinary shares in the capital of the Company ("New Shares") in lieu of the cash amount of the Interim Dividend declared on the Shares held by them as at 5 p.m. on 15 August 2002, ("Books Closure Date") in respect of the Interim Dividend.

Members entitled to the Interim Dividend will be eligible to participate in the Scheme in respect of the Interim Dividend, subject to the terms and conditions of the Scheme and the restrictions on overseas members described below. Members may also make a permanent election to participate in the Scheme in respect of all future dividends to which the Scheme applies.

Members with registered addresses outside Singapore with the Company or Central Depository (Pte) Limited ("CDP"), as the case may be, and who have not, at least five market days prior to the Books Closure Date, that is by 7 August 2002, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents ("Overseas Members") will not be eligible to participate in the Scheme.

For the purposes of the application of the Scheme to the Interim Dividend, the price at which each New Share is to be issued will be determined in accordance with the terms and conditions of the Scheme and announced by the Company following the Books Closure Date.

Eligible Members who do not elect to participate in the Scheme and Overseas Members (as defined

below) will receive the Interim Dividend in cash. Eligible Members who elect to receive New Shares in lieu of the cash amount of the Interim Dividend may receive such New Shares in odd lots. Fractional entitlements to the New Shares which are equal to or exceed 0.5 shall be rounded up to the nearest whole number. When the fraction is less than 0.5, the number of New Shares shall be rounded down to the nearest whole number.

Notices of Election will be despatched to eligible Members as soon as practicable after the Books Closure Date. Eligible Members who have previously made a permanent election to participate in the Scheme (and who have not duly cancelled their permanent election) will receive scrip in lieu of the cash amount of the Interim Dividend. They will be sent Scrip Dividend Entitlement Advice instead of Notices of Election.

Submitted by HO YENG TAT, Group Company Secretary on 31/07/2002 to the SGX

82-3163

MASNET No. 16 OF 14.08.2002
Announcement No. 16


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

INCORPORATION OF A NEW SUBSIDIARY IN NEW ZEALAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has incorporated a new company in New Zealand, UD Truck Distributors (NZ) Limited ("UDT"), to acquire from Nissan Diesel New Zealand Limited ("NDNZ") the business of importing and distributing Nissan diesel heavy trucks, buses and parts ("Nissan Heavy Vehicles") in New Zealand ("Business").

The acquisition is conditional upon Nissan Diesel Motor Company of Japan's appointment of UDT as its distributor for Nissan Heavy Vehicles in New Zealand.

The new franchise will augment the Group's existing heavy truck operations in New Zealand as Nissan will expand the range of trucks currently distributed by the Group in New Zealand. With the expanded model range, the new distributorship will enhance the Group's position in the New Zealand truck industry.

UDT, a wholly owned subsidiary of CCL presently has an issued and paid up capital of NZ$1,000. The Group will be investing NZ$5 million in UDT by way of capital injection, which will be funded from internal resources and borrowings. A further NZ$5 million will also be borrowed by UDT, bringing the net assets employed in the Business to approximately NZ$10 million. The Business will be operated with some of the existing information technology and " back office" administration infrastructure and processes, thereby benefiting from a lower cost entry point and other synergies.

The new investment is not expected to have any significant impact on the earnings per share, net tangible assets per share and gearing of the Group in the current financial year.

None of the directors or substantial shareholders of CCL has any interest, directly or indirectly, in the transaction.

Submitted by HO YENG TAT, Group Company Secretary on 14/08/2002 to the SGX

MASNET No. 32 OF 16.08.2002
Announcement No. 38



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED'S SCRIP DIVIDEND SCHEME - ISSUE PRICE OF NEW SHARES

On 31 July 2002, the Board of Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the interim dividend of 3% per ordinary share of $1.00 each less 22% Singapore income tax for the financial year ending 31 December 2002 (the "Interim Dividend") and the books closure date for determining shareholders' entitlements to the Interim Dividend. Details of the application of the Scheme to this Interim Dividend were also announced on 31 July 2002.

The Company wish to inform that for the purposes of the application of the Scheme to the Interim Dividend, the issue price of the fully paid new ordinary shares of $1.00 each ("New Shares") in the capital of the Company to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Interim Dividend, is $4.36 for each New Share, being the average of the last dealt prices for a share on the Singapore Exchange Securities Trading Limited ("SGX-ST") for each of the three market days during the period commencing on the day on which the shares were first quoted ex-dividend on the SGX-ST after the announcement of the Interim Dividend and ending on 15 August 2002 (being the Books Closure Date for the Interim Dividend).

The Interim Dividend will be paid on or around 27 September 2002.

Save for members with a shareholding of less than 94 shares and overseas members who had not by 8 August 2002 provided registered addresses in Singapore to the Company or The Central Depository (Pte) Limited ("CDP"), Notices of Election will be despatched to eligible members on or about 23 August 2002.

A copy of the Scheme Statement, setting out the terms and conditions of the Scheme, is available upon request from the Company's Share Registrar, Barbinder & Co Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 ("Share Registrar").

Notification in the form of a Scrip Dividend Entitlement Advice, will be sent on or about 23 August 2002 to members who had previously made a permanent election to participate in the Scheme in respect of their scrip dividend entitlement. No Notice of Election will be sent to them. If such members wish to cancel their permanent election to participate in the Scheme from and including this Interim Dividend, and elect to receive cash instead, a Notice of Cancellation must be completed and returned to the Share Registrar or CDP, as the case may be, so as to be received not later than the close of business on 12 September 2002. Copies of the Notice of Cancellation can be obtained, as the case may be, from the Share Registrar at its address stated above or CDP at 20 Cecil Street, #06-03/08, Singapore Exchange, Singapore 0497805.

Submitted by HO YENG TAT, Group Company Secretary on 16/08/2002 to the SGX

MASNET No. 56 OF 23.08.2002
Announcement No. 66


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME - DESPATCH OF ELECTION NOTICES TO MEMBERS

On 31 July 2002, Cycle & Carriage Limited (the "Company") announced the application of the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") to the interim dividend of 3% per ordinary share of $1.00 each less 22% Singapore income tax for the financial year ending 31 December 2002 (the "Interim Dividend") and the books closure date for determining shareholders' entitlements to the Interim Dividend.

On 16 August 2002, the Company announced that the issue price of the fully paid new ordinary shares to be issued to members who have elected to participate in the Scheme, in lieu of the cash amount of the Interim Dividend, is $4.36 for each share.

The Company is pleased to announce that Notices of Election have been despatched today to all eligible persons registered as holders of shares in the Register of Members of the Company or the Depository Register, as the case may be, as at 5.00 p.m. on 15 August 2002, being the books closure date in respect of the Interim Dividend, to whom the Scheme has been made available ("Members") and who have not previously made any permanent election to participate in the Scheme.

Notification in the form of a Scrip Dividend Entitlement Advices have also been despatched today to Members who have previously made permanent elections to participate in the Scheme in respect of all applicable dividends ("Permanent Electors"). No Notices of Election have been sent to Permanent Electors.

Eligible Members who wish to elect to participate in the Scheme must complete, sign and return the Notices of Election to the Company's Share Registrar, Barbinder & Co Pte Ltd ("Share Registrar"), or The Central Depository (Pte) Limited ("CDP"), as the case may be, at their respective addresses set out below, by the close of business on 12 September 2002. Notices of Election received after the close of business on 12 September 2002 will not be effective for the Interim Dividend. Members who do not elect to participate in the Scheme will receive the Interim Dividend in cash.

Permanent Electors who wish to cancel their permanent election to participate in the Scheme from and including this Interim Dividend, and elect to receive cash instead, must complete and return their Notice of Cancellation to the Share Registrar or the CDP, as the case may be, so as to be received not later than the close of business on 12 September 2002. Notices of Cancellation received after the close of business on 12 September 2002 will not be effective for the Interim Dividend. Members who have duly cancelled their permanent election will receive the Interim Dividend in cash. A copy of the Notice of Cancellation can be obtained from the Share Registrar or the CDP at their respective addresses set down below.

The Interim Dividend will be paid on or around 27 September 2002.

Members who have not received their Notices of Election or Scrip Dividend Entitlement Advice, as relevant, by 2 September 2002 should notify the Share Registrar or CDP, as the case may be, at the following addresses:

Barbinder & Co Pte Ltd
8 Cross Street #11-00
PWC Building
Singapore 048424.

The Central Depository (Pte) Limited
20 Cecil Street #06-03/08
The Exchange
Singapore 049315.

A copy of the Scheme Statement (which contains the terms and conditions of the Scheme) may be obtained upon request from the Share Registrar.

Submitted by HO YENG TAT, Group Company Secretary on 23/08/2002 to the SGX

82-3163

MASNET No. 47 OF 30.08.2002
Announcement No. 47


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CESSATION OF PROTON DISTRIBUTION

Cycle & Carriage Limited ("CCL") wishes to announce that its wholly owned subsidiary, Cycle & Carriage (Proton) Pte Limited ("CCP") will, by mutual consent, cease representing Perusahaan Otomobil Nasional Berhad ("Proton") in Singapore with effect from 15 September 2002.

Pending Proton's appointment of a new distributor, CCP has agreed to continue providing after-sales services to Proton vehicle owners in Singapore. However, sales of Proton vehicles will cease once the existing stocks have been disposed of.

The cessation of the Proton business is not expected to have any significant impact on the earnings per share and net tangible assets per share of CCL in the current financial year.

None of the directors or substantial shareholders of CCL has any interest, directly or indirectly, in the above arrangement.

Submitted by Ho Yeng Tat, Group Company Secretary on 30/08/2002 to the SGX

MASNET No. 10 OF 05.09.2002
Announcement No. 10



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Recent Valuation Of Properties of Listed Subsidiary

We append below the Notice of Recent Valuation of Properties released by our 60% subsidiary, MCL Land Limited to the Singapore Exchange on 4th September 2002.


MCL LAND

MCL LAND LIMITED

Notice Of Recent Valuation Of Properties

Date of valuation : 13 August 2002

Name of valuer : Jones Lang LaSalle

Description of property : 78 Shenton Way, Singapore 079120

Valuation : S$255,000,000.00

Date of valuation : 13 August 2002

Name of valuer : Jones Lang LaSalle

Description of property : 19 Retained Units within Juniper at Ardmore at 4A Ardmore Park, Singapore 259951

Valuation : S$76,600,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Land at 83 Devonshire Road, Singapore 239864

Valuation : S$112,200,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Land at 561 Upper Serangoon, Singapore 534562

Valuation : S$19,600,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Land at 1 & 3 Grange Garden, Singapore 249631/3

Valuation : S$156,000,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Rio Vista - 10/12/16/22/24/26/28/30/32 Upper Serangoon View, Singapore 34198/199/201/204/205/206/207/208/209

Valuation : S$235,500,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Balmoral Residences - 12/14 Balmoral Crescent, Singapore 259905/7

Valuation : S$98,900,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Robertson 100 - 100 Robertson Quay, Singapore 238250

Valuation : S$133,320,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : Ubi Techpark - 10/50/60/70 & 13/17/19/21/23/25/27/29/31/43/47/57 Ubi Crescent, Singapore 1440

Valuation : S$215,260,000.00

Date of valuation : 13 August 2002

Name of valuer : DTZ Debenham Tie Leung (SEA) Pte Ltd

Description of property : 1 Kaki Bukit Place Eunos Techpark, Singapore 416179

Valuation : S$6,200,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co Chartered Surveyors Sdn Bhd

Description of property : Bintang Pantai Condominium
Lot No. 51863 Mukim of Kuala Lumpur
District of Kuala Lumpur
Federal Territory of Kuala Lumpur

Valuation : RM 46,800,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co Chartered Surveyors Sdn Bhd

Description of property : Lot No. 23462 Mukim of Setapak
District of Kuala Lumpur
Federal Territory of Kuala Lumpur

Valuation : RM 4,575,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co Chartered Surveyors Sdn Bhd

Description of property : Lot No. 28290 Mukim of Setapak
District of Kuala Lumpur
Federal Territory of Kuala Lumpur

Valuation : RM 11,336,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co. (Johor) Sdn. Bhd.

Description of property : TLO 3034 (Lot 11896) Q.T.R. 2917, Lot 11840 (formerly TLO 3034A) Geran 71899 (formerly Q.T.R. 2916) and TLO 4167 (Lot 11997) Q.T.R. 3912, all in Township and District of Johor Bahru
Johor Darul Takzim

Valuation : RM 39,700,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co. (Johor) Sdn. Bhd.

Description of property : Lot 11798 (formerly TLO 2971) GRN 71876 and TLO 2971 'A' (Lot 11875) QTR 3291, all in Township and District of Johor Bahru Johor Darul Takzim

Valuation : RM 11,350,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co. (Johor) Sdn. Bhd.

Description of property : Lot 3609, C.T. 2891, Mukim of Senai - Kulai,
District of Johor Bahru
Johor Darul Ta'zim

Valuation : RM 21,000,000.00

Date of valuation : 13 August 2002

Name of valuer : Rahim & Co. (Johor) Sdn. Bhd.

Description of property : Lot 1580, C.T. 7029, Mukim of Tebrau,
District of Johor Bahru
Johor Darul Ta'zim

Valuation : RM 8,470,000.00

This announcement is made pursuant to Clause 720 of the Listing Manual.

The valuation reports for the above properties are available for inspection at 78 Shenton Way #33-00 Singapore 079120 during normal business hours up to 3/12/2002.

The above valuation reports were disclosed in MCL Land Limited's Circular dated 13 August 2002, a copy of which has been posted on MASNET.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/09/2002 to the SGX

MASNET No. 55 OF 05.09.2002
Announcement No. 55



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Memorandum of Understanding on Proposed Joint-Venture between DaimlerChrysler AG and Cycle & Carriage Bintang Berhad

We append below an announcement released by our Malaysian associated company, Cycle & Carriage Bintang Berhad ("CCB"), to the Kuala Lumpur Stock Exchange today, relating to a proposed joint venture between CCB and DaimlerChrysler AG to carry out the business of wholesale distribution of Mercedes-Benz vehicles in Malaysia.

Cycle & Carriage Limited ("CCL") has a 48% stake in CCB.

The proposed joint venture is not expected to have any significant impact on CCL's consolidated earnings and net tangible assets per share for the current financial year ending 31 December 2002.

Had the joint venture been in place in 2001, CCL's consolidated earnings per share after exceptional items for the year ended 31 December 2001 would have decreased by approximately 2.9 cents from 51.1 cents and its consolidated net tangible assets per share would have reduced by approximately S$0.03 from S$3.36 as at 31 December 2001.

"QUOTE"

Type: Announcement

Subject: Cycle & Carriage Bintang Berhad ("CCB" or "Company")
Memorandum of Understanding on Proposed Joint-Venture between DaimlerChrysler AG ("DCAG") and CCB ("Proposed JV")

Contents :

1. INTRODUCTION

The Board of Directors ("Board") of CCB, wishes to announce that CCB had, on 5 September 2002, entered into a Memorandum of Understanding ("MOU") with DCAG for a joint-venture between DCAG and CCB to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia, subject to the approvals of the relevant agencies and ministries of the Malaysian government.

The automotive industry has been characterised by the global trend of manufacturers seeking greater involvement and partnership in the distribution value chain. DCAG has been pursuing an active participation in the wholesale business in various countries in the region. With the Proposed JV, there will be a transfer of expertise in technology, an improvement of business activities and additional

employment created in the supply chain and within the joint venture set-up in Malaysia. This is in tandem with DCAG's plans to strengthen its Malaysian operations in partnership with CCB and to exploit regional opportunities under the ASEAN Free Trade Zone (AFTA).

DCAG has granted certain distributor rights to CCB under an agency agreement dated 30 October 1974 as amended ("Agency Agreement"). The parties wish to establish a joint–venture company ("JVC") which, subject to having received all necessary government approvals, shall with effect from 1 January 2003 ("Effective Date") assume the wholesale functions in Malaysia presently carried out by CCB, thus leaving CCB with its retail functions. Consequently by execution of the MOU, the Agency Agreement shall be terminated with effect as of the Effective Date.

2. SALIENT DETAILS OF THE PROPOSED JV

2.1 Business Scope

JVC shall be granted distributor rights on the wholesale level in Malaysia for Mercedes-Benz brand passenger cars, trucks and vans.

2.2 Share Capital and Ratio of Contribution

Shares in JVC shall be subscribed for by the parties in cash in the proportions of 51% for DCAG and 49% for CCB, and CCB will be financing its stake in the Proposed JV from internal resources. There are put and call options in respect of CCB's stake which are exercisable at any time after the fifth anniversary of the Effective Date.

2.3 Annual Returns

For the first five years from the Effective Date, CCB shall be entitled to receive an annual return in respect of its shareholding in JVC in place of profit participation in JVC.
The annual return in each subsequent year thereafter shall be based on, amongst others, the paid-in capital of the shares in JVC held by CCB and a margin above the annual yield on government bonds issued by Malaysia.

3. EFFECTS OF THE PROPOSED JV

3.1 Share capital and substantial shareholdings

The Proposed JV will not have any effect on the issued and paid-up share capital and the shareholding structure of CCB, as the Proposed JV does not involve any issuance of CCB shares.

3.2 Earnings and NTA

With the set up of the Proposed JV, CCB's future earnings will be substantially reduced as a result. If the Proposed JV had taken effect on 1 January 2001, CCB's group net profits of RM61.4 million for the financial year ended 31 December 2001 would have been reduced by about RM29.7 million to RM31.7 million. Accordingly,

earnings per share of CCB would have been reduced from RM0.63 to RM0.32 and NTA per share of CCB would have been reduced from RM5.88 to RM5.58. The Proposed JV is not expected to have any material effect on the earnings and NTA of CCB for the current financial year ending 31 December 2002.

4. APPROVALS REQUIRED FOR THE PROPOSED JV

The Proposed JV would be subject to the execution of the joint venture agreement between the parties and approvals being obtained from the following:

(a) Foreign Investment Committee;
(b) Ministry of International Trade and Industry; and
(c) Any other relevant regulatory authorities.

5. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

None of the Directors and/or major shareholders of CCB and persons connected to them, insofar as the existing Directors and major shareholders are able to ascertain and are aware, has any interest, direct or indirect, in the Proposed JV.

6. FUTURE OF CCB

The parties are confident that the Proposed JV will herald a new beginning for the distribution of Mercedes-Benz products in Malaysia with renewed commitment and support from DCAG and CCB's goodwill with the retail customers established over many years. This is expected to strengthen the brand presence in the market place with mutual benefits to CCB, in its new role as a major dealer, and DCAG. CCB will also be making greater efforts to diversify its revenue base through its representation of other motor vehicle brands.

This announcement is dated 5 September 2002.

"UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 05/09/2002 to the SGX

MASNET No. 5 OF 18.09.2002
Announcement No. 5


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2002 INTERIM REPORT OF INDONESIAN ASSOCIATED COMPANY

We append below the unaudited Consolidated Balance Sheet and Income Statement (together with the progress report) released by our 31% associated company, P.T. Astra International Tbk, to the Jakarta Stock Exchange on 17th September 2002 for information.


consol 0602 .pdf

PT Astra International, Tbk

Company Consolidated Progress Report (Unaudited) as of June 2002

Group consolidated net revenue for H1 2002 reached Rp 15.2 tn, an increase of 5.0% in comparison to last year's figure. While, net profit improved from net loss of Rp 1.0 tn (H1 2001) to net profit of Rp 2.2 tn (H1 2002). This significant higher in net income was contributed by the rise of **Operating Income** from Rp 1.16 tn (H1 2001) to Rp 1.31 tn (H1 2002) ; higher **Equity Income** from Rp 126 bio (H1 2001) to Rp 863 bio (H1 2002) mainly contributed by PT Astra Honda Motor and PT United Tractors Tbk; the decrease in financing charges due to lower interest rate, lower outstanding loan; and appreciation of IDR against USD resulting in forex gain of Rp 1.3 tn during H1 2002 compared to forex loss of Rp 2.2 tn during H1 2001.

For the progress of group business performance will be described as follow:

1. **Automotive Division**
   a. **Four Wheeler Group**

   During H1'02, total domestic car sales achieved 158,789 units from 148,619 units in H1'01 or 7% higher yoy. Astra itself recorded total sales of 70,342 units or 9% higher than that of H1'01 of 64,697 units. In line with the increase of units sales, Astra market share also increased from 43.5% in H1'01 to 44.3% in H1'02.

b. **Two Wheeler Group (Honda)**

Motorcycle business experienced a much higher growth compared four wheelers. Total sales volume in the

domestic market reached 1,166,174 units in H1'02 or 44% higher than H1'01 sales volume of 370,421 units.

Honda motorcycle sales recorded the highest domestic sales volume of 674,466 units in H1'02 or 65% higher yoy. Honda was still the leading brand in the 2W market with market share of 57.8% (H1'02), higher than last year of 50.5% (H1'01). At the same time, market share for CBU motorcycle *(mainly Chinese brand)* dropped from 14% (H1'01) to below 10% (H1'02).

c. **Components Group**

As an automotive supporting division, components division recorded total sales of Rp 1.06 tn in H1'02 or slightly lower than that of H1'01 *(Rp 1.10 tn)*. This lower sales was due to the decrease in export sales. The biggest contribution to revenue came from the replacement market *(52%)*, followed by original equipment market *(31%)* and export *(17%)*.

2. Automotive Financing Division

The performance of motorcycles financed in H1'02 increased by 73% to 183,096 units from 105,879 units in H1'01 in line with the high growth of motorcycles market in Indonesia. Meanwhile, cars financed was down by 18% from 31,770 units in H1'01 to 25,981 units in H1'02 as a result of tough competition in financing business.

3. Information Technology Division

The information technology division booked a net sales value of Rp 388 bio in H1'02 or 19% higher than that of H1'01 of Rp 326 bio .Document solution was still the biggest contributor to sales, recorded 52% of total sales while the balance came from IT Solution (48%).

4. Agribusiness Division

For the H1'02, the agribusiness division experienced an increase in both sales volume and net revenue. In terms of revenue, the agribusiness division recorded Rp 902 bio in H1'02 or 54% higher yoy. Meanwhile CPO production increased by 4% to reach 244,322 tons in H1'02 compared to 233,902 tons in H1'01. Average selling price of AAL's CPO increased by 49% from Rp 1,926/kg in H1'01 to Rp 2,874/kg in H1'02.

The Progress of Astra International Assets Disposal

1. On August 6, 2002, Daihatsu Motor Corporation (DMC) has signed an agreement with Astra International to inject capital of Rp 427.5 bio to PT Astra Daihatsu Motor (ADM). This capital injection will be used for development and strengthening Daihatsu business in Indonesia. After this capital injection, Astra International ownership in ADM will be diluted from 50% to 31.87% while that of DMC will increase from 40% to 61.75%.

2. After the signing of memorandum of understanding between PT Astratel Nusantara *(a subsidiary of PT Astra International Tbk)* and PT Telekomunikasi Indonesia Tbk *(PT Telkom)* on 20 February 2002, in regards of the purchase of 35% PT Astratel Nusantara's shares in PT Pramindo Ikat Nusantara *(Pramindo)* by PT Telkom, the following event was the "closing transaction" which is held on August 15, 2002. This event was representing first

stage divestment (30%) of Pramindo while the second stage (15%) and third stage (55%) will be done in 2003 and 2004 respectively.

3. As part of Astra International long term strategi to more focus on its core business, on August 19, 2002, Astra International has disposed all its ownership (74.56%) in PT Sumalindo Lestari Jaya Tbk to PT Sumber Graha Sejahtera for Rp 13.9 bio.

The Progress of Astra International Debt Restructuring

Considering its cashflow and schedule of debt payment, Astra International has decide to re-restructure its loan in order to get a total solution for its debt obligation.

Schedule of Loan Payment	USD Mio	Rp Bio
31 Dec 2002	133	165
30 Jun 2003	83	103
31 Dec 2003	83	103
30 Jun 2004	83	103
31 Dec 2004	83	103
30 Jun 2005	166	206
30 Jun 2006 (incl acc. Int)	152	284

Few steps have been taken and the progress of this restructuring are as follows:

- Appointed Rothschild and Sons as Astra International financial advisor
- On July 31, 2002, an informal creditors meeting was held in Singapore
- Established a steering creditor committee, consisting of parties such as: Mizuho, Sumitomo Mitsui Banking Corp. (SMBC), United Financial of Japan (UFJ), BNP Paribas, ABN Amro, BNI 46 and Law Debenture Capital (Trustee)
- Creditors has appointed Deloitte & Touche as independent auditor in order to review Astra International proposal and financial projection.

Submitted by Ho Yeng Tat, Group Company Secretary on 18/09/2002 to the SGX

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001* (Tidak diaudit/ *Unaudited*)	
AKTIVA			*ASSETS*
Aktiva Lancar			*Current Assets*
Kas dan setara kas	4,378,617	4,028,698	*Cash and cash equivalents*
Investasi jangka pendek	346,058	167,886	*Short-term investments*
Piutang usaha (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 37.343 pada 30/06/2002 dan Rp 61.702 pada 30/06/2001) :			*Trade receivables (net of provision for doubtful accounts of Rp 37,343 at 30/06/2002 and Rp 61,702 at 30/06/2001) :*
- Pihak yang mempunyai hubungan istimewa	206,278	258,313	*Related parties -*
- Pihak ketiga	1,726,090	1,749,898	*Third parties -*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 24.157 pada 30/06/2002 dan Rp 12.283 pada 30/06/2001) :	325,520	326,763	*Other receivables (net of provision for doubtful accounts of Rp 24,157 at 30/06/2002 and Rp 12,283 at 30/06/2001) :*
Piutang derivatif	101,195	-	*Derivative receivables*
Kontrak valuta berjangka	-	176,001	*Foreign exchange contracts*
Persediaan	2,840,291	3,027,613	*Inventories*
Uang muka	255,679	473,153	*Advances*
Pajak dibayar di muka	247,548	464,493	*Prepaid taxes*
Biaya dibayar di muka	144,154	124,170	*Prepaid expenses*
Jumlah aktiva lancar	**10,571,430**	**10,796,988**	***Total current assets***

* Disajikan ulang

* *Restated*

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001* (Tidak diaudit/ *Unaudited*)	
Aktiva Tidak Lancar			*Non-Current Assets*
Kas dan deposito berjangka yang dibatasi penggunaannya	251,380	469,530	*Restricted cash and time deposits*
Dana pelunasan obligasi	144,518	122,556	*Bond sinking funds*
Piutang pembiayaan (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 218.159 pada 30/06/2002 dan Rp 166.409 pada 30/06/2001)	2,766,621	2,650,911	*Financing receivables (net of provision for doubtful accounts of Rp 218,159 at 30/06/2002 and Rp 166,409 at 30/06/2001)*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 42.352 pada 30/06/2002 dan Rp 33.673 pada 30/06/2001) :			*Other receivables (net of provision for doubtful accounts of Rp 42,352 at 30/06/2002 and Rp 33,673 at 30/06/2001) :*
- Pihak yang mempunyai hubungan istimewa	102,414	134,016	*Related parties -*
- Pihak ketiga	6,005	609,008	*Third parties -*
Investasi pada perusahaan asosiasi	3,129,472	1,854,028	*Investment in associates*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 5.667 pada 30/06/2002 dan Rp 6.067 pada 30/06/2001)	119,385	93,596	*Other long term investments (net of provision for decline in value of Rp 5,667 at 30/06/2002 and Rp 6,067 at 30/06/2001)*
Hutan tanaman industri	349,114	339,272	*Industri timber plantations*
Hutan tanaman industri dalam pengembangan	8,031	30,080	*Industri timber plantations under development*
Uang muka proyek perkebunan plasma	137,152	104,260	*Advance for plasma projects*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 4.185.194 pada 30/06/2002 dan Rp 3.568.221 pada 30/06/2001)	7,095,242	6,685,858	*Fixed assets (net of accumulated depreciation of Rp 4,185,194 at 30/06/2002 and Rp 3,568,221 at 30/06/2001)*
Aktiva yang belum digunakan dalam usaha	285,528	396,719	*Assets not yet used in operations*
Goodwill	284,244	335,727	*Goodwill*
Aktiva pajak tangguhan	1,370,360	2,568,942	*Deferred tax assets*
Piutang derivatif	173,446	-	*Derivative receivables*
Kontrak valuta berjangka	-	673,609	*Foreign exchange contracts*
Piutang karyawan	223,024	157,424	*Loan to officers and employees*
Biaya tangguhan	61,191	40,597	*Deferred charges*
Aktiva lain-lain	57,088	128,586	*Others assets*
Jumlah aktiva tidak lancar	**16,564,215**	**17,394,719**	***Total non-current assets***
JUMLAH SELURUH AKTIVA (termasuk total aktiva dari operasi dalam penghentian sebesar Rp 1.509.985 pada 30/06/2002 dan Rp 1.906.383 pada 30/06/2001)	**27,135,645**	**28,191,707**	***TOTAL ASSETS*** *(including total assets of discontinuing operation of Rp 1,509,985 at 30/06/2002 and Rp 1,906,383 at 30/06/2001)*

* Disajikan ulang

* *Restated*

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 JUNI 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001* (Tidak diaudit/ *Unaudited*)	
KEWAJIBAN DAN EKUITAS			***LIABILITIES AND EQUITY***
Kewajiban Jangka Pendek			***Current Liabilities***
Pinjaman jangka pendek	1,459,402	2,379,950	*Short-term loans*
Hutang usaha :			*Trade payables :*
- Pihak yang mempunyai hubungan istimewa	1,242,091	1,135,275	*Related parties -*
- Pihak ketiga	1,211,766	1,669,830	*Third parties -*
Hutang lain-lain	454,706	436,401	*Others payables*
Uang muka pelanggan dan penjualan	159,704	189,851	*Customer deposits and sales advances*
Hutang pajak	491,773	587,803	*Taxes payable*
Biaya yang masih harus dibayar	1,105,465	1,105,060	*Accrued expenses*
Kewajiban diestimasi	58,795	-	*Provisions*
Penghasilan tangguhan	567,989	506,188	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun			*Current maturities of long-term debt :*
- Hutang bank dan pinjaman lain-lain	3,233,099	2,022,530	*Bank and other loans -*
- Obligasi	1,072,803	-	*Bonds -*
- Pinjaman dana reboisasi	285,204	262,774	*Reforestation loans -*
- Sewa guna usaha	11,918	34,546	*Finance lease -*
Jumlah kewajiban jangka pendek	**11,354,715**	**10,330,208**	***Total current liabilities***
Kewajiban Jangka Panjang			***Non-Current Liabilities***
Hutang lain-lain :			*Other payables :*
- Pihak yang mempunyai hubungan istimewa	34,380	68,927	*Related parties -*
- Pihak ketiga	4,038	81,772	*Third parties -*
Penghasilan tangguhan	31,902	24,610	*Unearned income*
Kewajiban pajak tangguhan	185,248	139,516	*Deferred tax liabilitities*
Kewajiban diestimasi	371,212	553,525	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian yang jatuh tempo dalam waktu satu tahun			*Long-term debts - net of current maturities*
- Hutang bank dan pinjaman lain-lain	4,763,697	9,569,586	*Bank and other loans -*
- Obligasi	3,114,684	5,130,955	*Bonds -*
- Sewa guna usaha	8,365	24,681	*Finance leases -*
- Biaya bunga yang masih dibayar	124,387	98,635	*Accrued interest -*
Jumlah kewajiban jangka panjang	**8,637,913**	**15,692,207**	***Total non-current liabilities***
Hak minoritas atas aktiva bersih anak perusahaan	2,176,354	1,591,405	***Minority interest in net assets of subsidiaries***

* Disajikan ulang

* *Restated*

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN **30 JUNI 2002 DAN 2001** **(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)**	**2002**	**2001*** **(Tidak diaudit/ *Unaudited*)**	***CONSOLIDATED BALANCE SHEETS*** ***AS AT 30 JUNE 2002 AND 2001*** ***(Expressed in millions of Rupiah, except par value per share)***
EKUITAS			***EQUITY***
Modal saham			*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 2.605.333.236 saham pada tahun 2002 dan 2.514.037.306 saham pada tahun 2001	1,302,667	1,257,019	*Issued and fully paid - 2,605,333,236 shares in 2002 and 2,514,037,306 shares in 2001*
Tambahan modal disetor	452,207	332,299	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	430,121	*Fixed assets revaluation reserve*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,377,211	1,277,204	*Capital transaction of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	*Exchange difference due to financial statement translation*
Cadangan penilaian investasi	(300,253)	(378,797)	*Investment revaluation reserve*
Saldo laba telah ditentukan penggunaannya	4,700	4,700	*Appropriated retained earnings*
Saldo laba (defisit)	1,706,586	(2,338,083)	*Retained earnings/ (accumulated losses)*
Jumlah ekuitas	**4,966,663**	**577,887**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS (termasuk total kewajiban dari operasi dalam penghentian sebesar Rp 1.634.794 pada 30/06/2002 dan Rp 1.926.489 pada 30/06/2001)	**27,135,645**	**28,191,707**	***TOTAL LIABILITIES AND EQUITY*** *(including total liabilities of discontinuing operation of Rp 1,634,794 at 30/06/2002 and Rp 1,926,489 at 30/06/2001)*

Catatan/Notes:

Dampak dari penyisihan atas manfaat uang jasa karyawan telah diperlakukan sebagai penyesuaian terhadap saldo awal periode (1 Januari 2001) pada saldo investasi, aktiva pajak tangguhan, kewajiban diestimasi, hak minoritas atas aktiva bersih anak perusahaan dan saldo defisit.

The effect of the provision for employee entitlements has been treated as an adjustment against the opening balance (1 January 2001) of investment, deferred tax asset, provisions, minority interest in net assets of subsidiaries and accumulated losses.

* Disajikan ulang — ** Restated*

**LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah,
kecuali laba/(rugi) per saham)**

***CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2002 AND 2001
(Expressed in million of Rupiah,
except earnings/(losses) per share)***

	2002	2001* (Tidak diaudit/ *Unaudited*)	
OPERASI YANG DILANJUTKAN			**CONTINUING OPERATIONS**
Penghasilan bersih	14,810,350	14,016,270	*Net revenues*
Beban pokok penghasilan	(11,677,832)	(11,580,285)	*Cost of revenues*
Laba kotor	3,132,518	2,435,985	*Gross profit*
Beban usaha	(1,755,018)	(1,285,943)	*Operating expenses*
Laba usaha	1,377,500	1,150,042	*Operating Income*
Penghasilan/(beban) lain-lain :			*Other income /(expenses) :*
Laba/(rugi) selisih kurs	1,112,807	(1,906,098)	*Foreign exchange gain/(losses)*
Beban bunga	(405,878)	(743,641)	*Interest expense*
Pemulihan/(penyisihan) kerugian	191,937	(105,318)	*Reversal of /(provision for) losses*
Penghasilan bunga	175,596	210,745	*Interest income*
Laba/(rugi) penjualan investasi	(26,567)	19,567	*Gain/(loss) on sale of investments*
Penghasilan lain-lain	125,192	112,269	*Other income*
	1,173,087	(2,412,476)	
Bagian laba bersih perusahaan asosiasi	862,667	125,703	*Equity in net income of associates*
Laba/(rugi) sebelum pajak penghasilan	3,413,254	(1,136,731)	*Profit/(loss) before income tax*
Manfaat/(beban) pajak penghasilan	(951,443)	405,358	*Income tax benefit/ (expense)*
Laba/(rugi) dari aktivitas normal	2,461,811	(731,373)	*Profit/(loss) from ordinary activities*
OPERASI DALAM PENGHENTIAN			***DISCONTINUING OPERATION***
Penghasilan bersih	418,428	484,371	*Net revenues*
Beban pokok penghasilan	(454,808)	(449,068)	*Cost of revenues*
Laba/(rugi) kotor	(36,380)	35,303	*Gross profit/(loss)*
Beban usaha	(35,569)	(30,254)	*Operating expenses*
Laba/(rugi) usaha	(71,949)	5,049	*Operating Income/(Loss)*
Penghasilan/(beban) lain-lain	153,724	(325,898)	*Others income/(expenses)*
Bagian laba/(rugi) bersih perusahaan asosiasi	646	(24)	*Equity in net income/(loss) of associates*
Penyisihan penurunan nilai	(58,795)	-	*Provision for impairment*
Laba/(rugi) sebelum pajak penghasilan	23,626	(320,873)	*Profit/(loss) before income tax*
Manfaat/(beban) pajak penghasilan	(6,963)	81,341	*Income tax benefit/ (expense)*
Laba/(rugi) sebelum hak minoritas	16,663	(239,532)	*Profit/(loss) before minority interest*
Hak minoritas atas laba bersih anak perusahaan	-	1,348	*Minority interest in net income of subsidiaries*
Laba/(rugi) dari aktivitas normal	16,663	(238,184)	*Profit/(loss) from ordinary activities*

* Disajikan ulang

* *Restated*

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK ENAM BULAN YANG BERAKHIR
30 JUNI 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah,
kecuali laba/(rugi) per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED
30 JUNE 2002 AND 2001
(Expressed in million of Rupiah,
except earnings/(losses) per share)

	2002	2001* (Tidak diaudit/ *Unaudited)*	
SELURUH OPERASI			***TOTAL OPERATION***
Laba/(rugi) dari aktivitas normal	2,478,474	(969,557)	***Profit/(loss) from ordinary activities***
Pendapatan luar biasa, setelah pajak	36,947	-	***Extraordinary income net of tax***
Laba/(rugi) sebelum hak minoritas	2,515,421	(969,557)	***Profit/(loss) before minority interest***
Hak minoritas atas laba bersih anak perusahaan	(308,338)	(23,518)	***Minority interest in net income of subsidiaries***
Laba/(rugi) bersih	2,207,083	(993,075)	***Net income/(loss)***
Laba/(rugi) per saham :			***Earning/(losses) per share :***
Dasar (Rupiah penuh)	858	(395)	*Basic (full Rupiah)*
Dilusian (Rupiah penuh)	848	(395)	*Diluted (full Rupiah)*

* Disajikan ulang

* *Restated*

MASNET No. 101 OF 20.09.2002
Announcement No. 120


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY JARDINE STRATEGIC HOLDINGS LIMITED (the "Offeror") FOR CYCLE & CARRIAGE LIMITED

Further to the announcement made on 12 July 2002, the Board of Directors of Cycle & Carriage Limited ("CCL" or the "Company") wishes to inform shareholders of the Company ("Shareholders") that the Offeror has today issued an announcement (the "Formal Announcement") of its firm intention to make the voluntary conditional cash partial offer for CCL (the "Partial Offer").

It was stated in the announcement dated 12 July 2002 issued by the Offeror (the "Pre-Conditional Announcement") that the Partial Offer would not be made unless and until Edaran Otomobil Nasional Berhad ("EON") (which has a 21.13 per cent. interest in CCL) obtained its independent shareholders' approval ("EON Shareholders' Approval") for the acceptance of the Partial Offer in respect of all of the CCL Shares held by EON and the disposal of all or part of its CCL Shares pursuant to the terms of the Partial Offer (the "Pre-Condition"). On 19 September 2002, EON issued a circular to its shareholders to convene an extraordinary general meeting (the "EGM") to obtain the EON Shareholders' Approval. The EGM will be held on 3 October 2002 at 4.00 p.m..

In this connection, the Offeror has today announced that it has agreed to waive the Pre-Condition, which will now be one of the conditions to the Partial Offer.

The principal terms of the Partial Offer are as follows:

(1) pursuant to the Partial Offer, the Offeror will acquire such number of CCL Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting in concert with it (the "Offer Shares") that will, together with the

70,196,381 CCL Shares held by the Offeror and its concert parties, result in the Offeror holding 50.2 per cent. of the Shares in issue as at a date falling 14 days before the first closing date of the Partial Offer; and

(2) the Partial Offer will be made at a price of S$4.76 in cash for each Offer Share.

Further details on the terms and conditions of the Partial Offer are set out in the Formal Announcement, a copy of which is attached and is also available on the website of the Singapore Exchange Limited at www.sgx.com.

The Board of Directors of the Company has appointed The Development Bank of Singapore Ltd ("DBS Bank") as financial adviser to the independent directors of the Company in connection with the Partial Offer. A circular containing the advice of DBS Bank and the recommendation of the independent directors of the Company will be sent to Shareholders within 14 days from the date of despatch of the offer document to be issued by the Offeror. **In the meantime, Shareholders are advised to refrain from taking any action in relation to their CCL Shares which may be prejudicial to their interests.**

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

By order of the Board

Ho Yeng Tat
Group Company Secretary
20 September 2002

"QUOTE"

UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg
("UBS Warburg")

JARDINE STRATEGIC HOLDINGS LIMITED
("JSH" or the "Offeror")
(Incorporated in Bermuda)

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER

for

CYCLE & CARRIAGE LIMITED
("C&C" or the "Company")
(Incorporated in the Republic of Singapore)

Terms defined in the announcement dated 12th July 2002 (the "Pre-Conditional Announcement") relating to the Partial Offer shall have the same meanings when used in this announcement (the "Formal Announcement"), unless otherwise defined.

1. Waiver of Pre-Condition and Announcement of Firm Intention to make the Partial Offer

UBS Warburg refers to the Pre-Conditional Announcement, which announced JSH's intention to make the Partial Offer for C&C. It was stated in the Pre-Conditional Announcement that the Partial Offer would not be made unless and until EON obtained its independent shareholders' approval ("**EON Shareholders' Approval**") for the acceptance of the Partial Offer in respect of all of the Shares in the capital of C&C held by EON and the disposal of all or part of its Shares pursuant to the terms of the Partial Offer. On 19th September 2002, EON issued a circular to its shareholders to convene an extraordinary general meeting (the "**EGM**") to obtain the EON Shareholders' Approval. The EGM will be held on 3rd October 2002 at 4.00 p.m.

In this connection, UBS Warburg wishes to announce, for and on behalf of the Offeror, that the Offeror has agreed to waive the Pre-Condition, which will now be one of the conditions to the Partial Offer as set out in Section 6 below.

Accordingly, UBS Warburg wishes to announce, for and on behalf of

the Offeror, the firm intention on the part of the Offeror to make the Partial Offer.

2. The Partial Offer

The Partial Offer will be extended to each C&C Shareholder as at the Record Date on the following basis:

For each Offer Share: S$4.76 in cash

The price of S$4.76 in cash for each Offer Share is equivalent to the average of the last transacted prices of the Shares on SGX-ST for the ten trading days prior to the date of the Pre-Conditional Announcement.

The Offer Shares will be acquired (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights, benefits and entitlements attached thereto as at the date of this Formal Announcement and hereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by C&C on or after the date of this Formal Announcement, other than the interim dividend for the six months ended 30th June 2002 which is payable on 27th September 2002.

In determining the Offer Shares for which the Partial Offer is made, fractions of a Share will be disregarded.

3. Size of Partial Offer and Assured Acceptance Entitlement

The Partial Offer is being made to acquire the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any party acting in concert with it that will, together with the 70,196,381 Shares held by the Offeror and its concert parties, result in the Offeror holding 50.2 per cent. of the Shares in issue as at the Record Date.

For illustrative purposes only, based on 240.99 million Shares in issue as at the date of this Formal Announcement and the Offeror's current shareholding interest, (a) the Offer Shares would comprise approximately 50.79 million Shares, representing approximately 21.08 per cent. of the current issued share capital of the Company; and (b) subject to the Partial Offer becoming unconditional, having regard to the potential scale back described in Section 9 below, the minimum level at which C&C Shareholders can be assured of their acceptances being met is 29.74 per cent. of their respective holdings of Shares. Assured acceptance entitlements will be determined on the Record Date.

As at the date of this Formal Announcement, the Offeror and parties acting in concert with it hold an aggregate of 70,196,381 Shares, representing approximately 29.13 per cent. of the Company's current issued share capital.

4. Rationale for waiver of the Pre-Condition

By waiving the Pre-Condition and making the Pre-Condition one of the conditions to the Partial Offer, this Formal Announcement (and accordingly, the despatch of the Offer Document) may be made earlier with no change to the substantive conditions to the Partial Offer. C&C Shareholders will therefore have the benefit of being able to participate in the Partial Offer on the same terms from an earlier date.

5. Despatch of the Offer Document

The Offer Document and the appropriate forms of acceptance of the Partial Offer will be despatched to C&C Shareholders not earlier than 14 days but not later than 21 days from the date of this Formal Announcement.

6. Conditions to the Partial Offer

With the waiver of the Pre-Condition, the Partial Offer will be subject to the following conditions:

(i) EON having received, by the close of the Partial Offer, the EON Shareholders' Approval (this condition is in substitution for the Pre-Condition);

(ii) the Offeror having received, by the close of the Partial Offer, acceptances in respect of not fewer than the Offer Shares;

(iii) the Offeror having received, by the close of the Partial Offer, approval of the Partial Offer by the shareholders of the Company (excluding the Offeror and its concert parties and their associates) representing more than 50 per cent. of the valid votes received. Such voting will be conducted by way of the form of acceptance for the Partial Offer and in a separate box with the number of voting shares indicated; and
(iv) (if required) JSH obtaining its shareholders' approval for the Partial Offer. JSH has its primary share listing on the London Stock Exchange and the Partial Offer may be classified as a Class 1 transaction which, under the Rules of the UK Listing Authority, requires JSH's shareholders' approval by way of an ordinary resolution at a special general meeting.

The conditions specified in paragraphs (ii) to (iv) above are the original conditions specified in the Pre-Conditional Announcement and have not been changed.

7. Undertakings

The Offeror has obtained irrevocable undertakings from DRB, Mr. Rin Kei Mei and Kualapura (M) Sdn Bhd, shareholders of EON who, together with their respective wholly-owned subsidiaries, held an aggregate of 97,110,000 shares in EON as at 30th August 2002 (representing approximately 42.32 per cent. of the issued share capital of EON at that date) , to (i) procure EON to convene the EON EGM to obtain the approval of EON's independent shareholders for the acceptance of the Partial Offer in respect of all of the Shares held by EON and the disposal of all or part of its Shares pursuant to the terms of the Partial Offer; and (ii) vote in favour of the resolution(s) to be proposed at the EON EGM in order to enable EON to accept the Partial Offer. It was stated in EON's circular dated 19th September 2002 that DRB's undertakings do not require its creditors' approval.

Save as disclosed herein, neither the Offeror nor any party deemed to be acting in concert with it has received any irrevocable undertaking from any party to accept or reject the Partial Offer.

8. Record Date

The Transfer Books and Register of Members of C&C will be closed on the Record Date, for the purpose of determining the entitlements of C&C Shareholders to the Partial Offer. Details of the Record Date which will be 14 days before the first closing date of the Partial Offer will be announced in due course.

9. Acceptances

C&C Shareholders may accept the Partial Offer in respect of all or any part of their holdings of Shares.

Subject to the Partial Offer becoming unconditional, acceptances will be met in full or in part to the extent necessary for the Offeror to acquire the Offer Shares at the close of the Partial Offer. Acceptances by C&C Shareholders in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd lot shareholdings.

The Partial Offer will remain open for acceptances by C&C Shareholders for a period of at least 28 days from the date of despatch of the Offer Document. Once the Partial Offer becomes unconditional as to acceptances, an announcement will be made to such effect.

10. SIC Conditional Approval

The SIC has ruled in its letter dated 10th July 2002 that, *inter alia*, the Partial Offer may be made subject to the conditions set out in Annexure A to this Formal Announcement.

Furthermore, each of JSH and JM has given its undertaking to the SIC that it did not and will not acquire any Shares (i) in the six months prior to the date of the Pre-Conditional Announcement; (ii) in the period between 10th June 2002 (being the date of the application to the SIC for its

consent to the Partial Offer) and the making of the Partial Offer; (iii) during the Partial Offer (except pursuant to the Partial Offer); and (iv) during a period of six months after the close of the Partial Offer, if it becomes unconditional. For the purpose of this paragraph and Rule 16.4(b) of the Code, acquisitions of Shares by JSH, JM and parties acting in concert with them pursuant to a rights issue, a bonus issue or an election for scrip dividend shall be excluded.

11. Employee Share Options

No special arrangements will be made to extend the Partial Offer to holders of Employee Options. However, any Shares which are allotted and issued pursuant to the valid exercise of such Employee Options prior to the Record Date can participate in the Partial Offer on a pro rata basis.

12. Disclosure of Shareholdings and Dealings in Shares

Save as disclosed in Annexure B to this Formal Announcement, neither the Offeror nor any party acting in concert with it owns, controls or has agreed to acquire any Shares or securities which carry voting rights in the Company or are convertible into Shares or securities which carry voting rights in the Company, or rights to subscribe for or options in respect of Shares or such securities as at the date of this Formal Announcement.

Neither the Offeror nor any party acting in concert with it has dealt for value in any Shares during the period commencing three months prior to the date of this Formal Announcement.

13. Confirmation of Financial Resources

UBS Warburg, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the Partial Offer.

14. Responsibility Statement

The Directors of the Offeror (including any who may have delegated detailed supervision of this Formal Announcement) have taken all reasonable care to ensure that the facts stated in this Formal Announcement are fair and accurate and that no material facts have been omitted from this Formal Announcement, and they jointly and severally accept responsibility accordingly. Where information relating to C&C has been extracted or reproduced from published or otherwise publicly available sources or obtained from C&C, the sole responsibility of the Directors of the Offeror has been to ensure that such information has been accurately and correctly extracted from these sources. The Directors of the Offeror (including those who may have delegated detailed supervision of this Formal Announcement) jointly and severally accept responsibility accordingly.

Issued by
UBS AG, SINGAPORE BRANCH

acting through its business group UBS Warburg

For and on behalf of
Jardine Strategic Holdings Limited

20th September 2002
Singapore

Any inquiries relating to this Formal Announcement or the Partial Offer should be directed to one of the following individuals:

Neil McNamara
Group Corporate Secretary
Jardine Matheson Limited
Tel: +852 2843 8227

Andrea Muller
UBS Warburg, Singapore
Tel: +65 6836 5756

Vineet Mishra
UBS Warburg, Singapore
Tel: +65 6836 5744

ANNEXURE A

SIC has ruled that, *inter alia*, the Partial Offer may be made subject to the following conditions:

(i) the precise percentage or number of Shares offered under the Partial Offer is stated and the Partial Offer may not be declared unconditional as to acceptances unless acceptances are received for not less than that percentage or number;

(ii) the Partial Offer must be approved by C&C shareholders holding more than 50 per cent. of the valid votes received. JSH and its concert parties, along with their associates (not including EON), are not allowed to vote on the Partial Offer. As voting will be on the form of acceptance for the Partial Offer, a separate box must be provided for shareholders to indicate the number of voting shares voted in favour of the Partial Offer. Upon the close of the Partial Offer, the receiving agent must confirm in writing to the SIC that it has done the necessary checking and verification to ensure that the votes (if any) cast by C&C shareholders not allowed to vote, are disregarded and excluded for the purpose of determining C&C shareholders' approval for the Partial Offer;

(iii) firm arrangements are made with SGX-ST prior to the posting of the Offer Document to provide a temporary trading counter to trade odd-lots in Shares after the close of the Partial Offer. Such counter should be open for a reasonable period of time, which in any case should not be shorter than one month. Confirmation that such arrangements have been made must be submitted to the SIC before the Offer Document is posted;

(iv) the Offer Document contains a specific and prominent statement to the effect that if the Partial Offer succeeds, JSH and its concert parties will be able to exercise statutory control over C&C and that JSH and its concert parties will be free, subject to the six-month rest period after the close of the Partial Offer, to acquire further Shares without incurring any obligation to make a general offer; and

(v) the Partial Offer is made to all C&C shareholders of the class and arrangements are made for those shareholders who wish to accept in full for the relevant percentage of their holdings. Shares tendered in excess of this percentage should be accepted by JSH from each shareholder in the same proportion as the number tendered to the extent necessary to enable JSH to obtain the total number of Shares for which it has offered. JSH should arrange its acceptance procedure to minimise the number of new odd lot shareholdings.

ANNEXURE B

As at the date of this Formal Announcement and based on the latest information available to the Offeror, Jardine Strategic Singapore Pte Ltd ("**JSS**") and Wong Seng Hung, a director of JSS, (each a "**Relevant Person**") own, control or have agreed to acquire an aggregate of 70,196,381 Shares, representing approximately 29.13 per cent. of the issued share capital of C&C.

Name of Relevant Person	------------ **No. of Shares** ----------		
	Direct	**Deemed**	**Percentage (%)**
Jardine Strategic Singapore Pte Ltd	70,187,381	-	29.124
Wong Seng Hung	-	9,000	0.004

"UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 20/09/2002 to the SGX

MASNET No. 57 OF 27.09.2002
Announcement No. 63


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Cycle & Carriage Limited Scrip Dividend Scheme - Allotment & Issues of Shares

Cycle & Carriage Limited (the "Company") is pleased to announce that 442,555 ordinary shares of $1.00 each in the Company ("New Shares") have been allotted and issued to the eligible members of the Company ("Members") who have elected to participate ("Participating Members") in the Cycle & Carriage Limited Scrip Dividend Scheme (the "Scheme") in respect of the interim dividend of 3% less 22% tax for the financial year ending 31 December 2002 (the "Interim Dividend"). The issue price of $4.36 for each of the New Shares, being equal to the average of the last dealt prices of the Company's shares for each of the market days from 13 August 2002 to 15 August 2002, was determined in accordance with Clause 4.9 of the Scheme.

The New Shares were allotted and issued on 27 September 2002 to The Central Depository (Pte) Limited ("CDP") (for credit to the securities accounts of Participating Members with CDP) and to Participating Members who are registered in the Company's Register of Members. The Company has applied to the Singapore Exchange Securities Trading Limited for the listing and quotation of the New Shares. The New Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

Following the issue of the New Shares, the number of issued and paid-up ordinary shares of the Company has increased to 241,434,031 ordinary shares of $1.00 each.

Members who did not elect to participate in the Scheme or who cancelled their permanent election to participate in the Scheme, were paid the Interim Dividend in cash on 27 September 2002.

Submitted by Ho Yeng Tat, Group Company Secretary on 27/09/2002 to the SGX

MASNET No. 62 OF 27.09.2002
Announcement No. 68


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Holdings Ltd
Date of notice to company:	27/09/2002
Date of change of interest:	27/09/2002
Name of registered holder:	DBS Trustee Limited
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Election of Scrip Dividend

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	376,694
% of issued share capital:	0.16
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.36 per share
No. of shares held before the transaction:	70,187,381
% of issued share capital:	29.07
No. of shares held after the transaction:	70,564,075
% of issued share capital:	29.23

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		70,187,381
% of issued share capital:		29.07
No. of shares held after the transaction:		70,564,075
% of issued share capital:		29.23
Total shares:		70,564,075

No. of Warrants	:	Nil
No. of Options	:	Nil
No. of Rights	:	Nil
No. of Indirect Interest	:	Refer Below

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 70,564,075 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

82-3163

Submitted by Ho Yeng Tat, Group Company Secretary on 27/09/2002 to the SGX

MASNET No. 69 OF 02.10.2002
Announcement No. 69


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle and Carriage Limited ("CCL") wishes to announce that it has reached agreement with its substantial shareholder, Jardine Strategic Holdings Limited ("JSH") to acquire 21,138,773 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") from JSH, at the price of S$1.09 per Stock Unit for the total cash consideration of S$23.04 million. The acquisition of the Additional Stock Units is expected to be completed shortly.

The Additional Stock Units form 5.73% of the issued share capital of MCL. Prior to the acquisition, CCL owned 59.71% of the issued share capital of MCL. After the acquisition, CCL's interest will increase to 65.44%. The acquisition of the Additional Stock Units by CCL is funded by its internal resources and existing banking facilities.

This announcement is made pursuant to Rule 704(15)(d) of the Listing Manual. While the acquisition of the Additional Stock Units from JSH ("Transaction") constitutes an interested person transaction under the Listing Manual, the value of the Transaction is below 3% of CCL' s latest audited net tangible assets and CCL is not required to issue an announcement pursuant to Rule 905(1) of the Listing Manual.

Recent MCL Offer by JSH

JSH acquired the Additional Stock Units at the offer price of S$1.09 per stock unit ("Offer Price") after the close of the recent voluntary unconditional cash offer by JSH for all MCL stock units not owned by JSH and its concert parties ("MCL Offer"). The MCL Offer was made in compliance with the chain principle under the Singapore Code on Takeovers & Mergers in connection with JSH's announcement of a voluntary conditional cash partial offer for CCL.

Rationale for the Transaction

1. Timing of the Transaction

Prior to the purchase of the Additional Stock Units, the Board had in the past considered increasing its stake in MCL to have the assured flexibility and leverage to implement strategies to improve the return from the MCL business and enhance CCL's shareholder value.

This objective is difficult to achieve by open market purchases and may entail a prolonged process as the average daily volume of MCL stock units has been at a very low level over the past 24 months

With JSH's acquisition of the Additional Stock Units, an opportunity became available for CCL to increase the stake in its subsidiary.

JSH was however only willing to dispose of the Additional Stock Units at not less than the Offer Price.

2. Offer Price

The Offer Price is at a premium of approximately 13.5% to the volume-weighted average share price of S$0.96 for the period between 2 September 2002 (being the first full market day after the close of the MCL Offer on 30 August 2002) and 1 October 2002, the market day prior to the Transaction. CCL is of the view that this is a reasonable premium given the average price and volume for MCL stock units over the last 24 months.

In the MCL Offer recently concluded, the independent financial adviser and the independent directors of MCL had advised MCL shareholders not to accept the offer at the offer price as this was not considered an attractive price to sell, thereby implying that this was an attractive price at which to buy.

3. NTA per stock unit

The net tangible asset ("NTA") of MCL as at 30 June 2002 was S$2.17 per stock unit. The Offer Price represents a 50% discount to this value.

Due to the discount to NTA of 50%, the Transaction will give rise to a negative goodwill of S$22.8 million which will be recognised in the income statement of CCL over its useful life, starting in the year ending 31 December 2002, thereby benefiting the earnings of CCL going forward.

4. Financial Impact

The Transaction is expected to have a favourable impact on CCL's consolidated earnings and net tangible asset per stock unit in the current financial year ending 31 December 2002.

For the above reasons, CCL believes that the Transaction represents a good opportunity for CCL to increase its shareholding in MCL at a reasonable premium and is in the best interests of all the shareholders of CCL, including the minority shareholders.

Directors and substantial shareholders' interests

Mr Anthony Nightingale (and his alternate, Mr Owen Phillimore Howell-Price), Mr Boon Yoon Chiang and Mr Neville Venter are representatives of JSH on the CCL Board. They abstained from the CCL Board's deliberations and decision-making with respect to the Transaction.

Save as disclosed above, none of the other substantial shareholders or directors of CCL has any interest, direct or indirect, in the Transaction.

Submitted by Ho Yeng Tat, Group Company Secretary on 02/10/2002 to the SGX

MASNET No. 44 OF 04.10.2002
Announcement No. 44



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY UBS AG, SINGAPORE BRANCH ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG ("UBS Warburg"), FOR AND ON BEHALF OF JARDINE STRATEGIC HOLDINGS LIMITED ("Offeror"), FOR CYCLE & CARRIAGE LIMITED ("CCL")

1. Introduction

1.1 **Offer Document**. The Board of Directors of CCL (the "**Board**") refers to the announcement on 4 October 2002 by UBS Warburg, for and on behalf of the Offeror, that the offer document dated 4 October 2002 (the "**Offer Document**") containing the formal terms and conditions of the voluntary conditional cash partial offer by the Offeror for CCL (the "**Partial Offer**") was despatched to the shareholders of CCL (the "**Shareholders**") on 4 October 2002.

1.2 **Record Date**. Under the terms of the Partial Offer as set out in the Offer Document, the Partial Offer is being made for the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror and its Concert Parties holding 50.2 per cent. of the Shares in issue as at 5.00 p.m. on 18 October 2002 (the "**Record Date**"), being a date falling 14 days before the first closing date of the Partial Offer on 1 November 2002 and on which the Transfer Books and Register of Members of CCL will be closed in order to determine Shareholders' entitlements to the Partial Offer.

1.3 **Definition or Construction**. All terms and references used in the Offer Document and in this Announcement and which are defined or construed in the Offer Document but are not defined or construed in this Announcement shall have the same meaning and construction as defined in the Offer Document.

2. Offeree Circular

2.1 **View of Directors and Independent Financial Advisers of CCL**. The Board has appointed The Development Bank of Singapore Ltd ("**DBS Bank**") as the independent financial adviser of CCL on the Partial Offer and Shareholders should consider their advice before taking any decision on the Partial Offer. A circular containing the advice of DBS Bank and the recommendation of the independent Directors of CCL will be sent to Shareholders within 14 days from the date of despatch of the Offer Document of 4 October 2002.

2.2 **Independent Advice.** If you are in any doubt about this Partial Offer, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

3. Notice of Closure of Transfer Books and Register of Members of CCL

3.1 **Notice of Closure. Notice is hereby given** that the Transfer Books and Register of Members of CCL will be closed at 5.00 p.m. on 18 October 2002, in order to determine the Relevant Percentage Offer Shares of each Shareholder, being the number of Shares held as at the Record Date by that Shareholder for which the Partial Offer is made.

3.2 **Shares in Uncertificated Form.** Shareholders whose Shares are deposited with The Central Depository (Pte) Ltd ("**CDP**") and whose securities accounts with CDP are credited with Shares as at 5.00 p.m. on 18 October 2002, being the Record Date, will be entitled to accept the Partial Offer in respect of the Relevant Percentage Offer Shares standing to the credit of their securities accounts with CDP.

3.3 **Shares in Certificated Form.** Duly completed and stamped transfers in respect of Shares together with all relevant documents of title received by CCL's share registrar, Barbinder & Co Pte Ltd, on or before 5.00 p.m. on the Record Date will be registered to determine Shareholders' entitlements to the Partial Offer and such Shareholders will be entitled to accept the Partial Offer in respect of the Relevant Percentage Offer Shares registered in their names.

4. Responsibility Statement

The Directors of CCL (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of CCL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By order of the Board

Ho Yeng Tat
Group Company Secretary
4 October 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 04/10/2002 to the SGX

MASNET No. 37 OF 09.10.2002
Announcement No. 52



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY UBS AG, SINGAPORE BRANCH ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG ("UBS Warburg"), FOR AND ON BEHALF OF JARDINE STRATEGIC HOLDINGS LIMITED ("Offeror"), FOR CYCLE & CARRIAGE LIMITED ("Company" or "CCL")

1. Despatch of Offeree Circular Dated 9 October 2002 (the "**Circular**")

Further to the announcement made by CCL on 4 October 2002 in relation to the voluntary conditional cash partial offer (the "Partial Offer") by the Offeror for CCL, the Directors of CCL wish to announce that the Circular in relation to the Partial Offer has been despatched on 9 October 2002 to the shareholders of the Company (the "Shareholders").

The Circular contains the advice of The Development Bank of Singapore Ltd, the independent financial adviser to the independent directors of the Company, on the Partial Offer as well as the recommendations of the independent directors of the Company.

Shareholders who do not receive the Circular may obtain a copy of it from the Share Registrar of the Company at the following address:

Barbinder & Co Pte Ltd
8 Cross Street
#11-00 PWC Building
Singapore 048424

A soft copy of the Circular is also available on the website of the Singapore Exchange Limited at www.sgx.com.

2. Shut-off Notice

Shareholders are also to take note that UBS Warburg had announced for and on behalf of the Offeror on 7 October 2002 that the Partial Offer will not be open for acceptance beyond 3.30 p.m. on 1st November 2002, notwithstanding that the Partial Offer may have become or been declared to be unconditional as to acceptances by then. Any acceptances received after 3.30 p.m. on 1st November 2002 will be rejected.

3. Responsibility Statement

The Directors of CCL (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and no material facts have been omitted from this announcement and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of CCL has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as

the case may be, accurately reflected or reproduced in this announcement.

By Order of the Board

Ho Yeng Tat
Group Company Secretary
9 October 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 09/10/2002 to the SGX

82-3163

MASNET No. 42 OF 09.10.2002
Announcement No. 57


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Recent Valuation Of Properties

Pursuant to Rule 720 of the Singapore Exchange Securities Trading Limited Listing Manual, the Company wishes to give notice that it had engaged various valuers to carry out a valuation of the properties set out below.

1. **SINGAPORE**

(a) Date of valuation: 11/09/2002
Name of valuer: Chesterton International Property Consultants Pte Ltd
Description of property: 188 Pandan Loop, Singapore 128378 (Single storey workshop with a 2 storey office annex)
Valuation: S$7,400,000

(b) Date of valuation: 11/09/2002
Name of valuer: Chesterton International Property Consultants Pte Ltd
Description of property: 209 Pandan Gardens, Singapore 609339 (3 storey showroom cum office block at the front with a single storey workshop cum warehouse and open carpark at the rear)
Valuation: S$10,000,000

(c) Date of valuation: 11/09/2002
Name of valuer: Chesterton International Property Consultants Pte Ltd
Description of property: 239 & 241 Alexandra Road, Singapore 159930 & 159931 (4 storey office / showroom with a 2 storey workshop / open carpark at the rear)
Valuation: S$48,000,000

(d) Date of valuation: 11/09/2002
Name of valuer: Chesterton International Property Consultants Pte Ltd
Description of property: 330 Ubi Road 3, Singapore 408650 (Part 2 / part 3 storey showroom cum workshop, carpark at the rear)
Valuation: S$14,000,000

2. **MALAYSIA**

(a) Date of valuation: 30/08/2002
Name of valuer: KGV-Lambert Smith Hampton (M) Sdn Bhd
Description of property: Lot 19, Jalan 51A/219, 46100 Petaling Jaya, Selangor, Malaysia (Single storey workshop incorporating a 3 ½ storey office block and a double storey showroom cum office building)
Valuation: RM17,460,000

(b) Date of valuation: 30/08/2002
Name of valuer: KGV-Lambert Smith Hampton (M) Sdn Bhd
Description of property: No. 366 Jalan Tuanku Abdul Rahman, 50100 Kuala Lumpur (3 adjoining units of double-storey shophouses)
Valuation: RM4,300,000

(c) Date of valuation: 30/08/2002
Name of valuer: Rahim & Co Chartered Surveyors Sdn Bhd
Description of property: Menara Weld, 76 Jalan Raja Chulan, 50200 Kuala Lumpur (26 level office tower sitting atop a 6 level podium with a 3 level basement carpark)
Valuation: RM210,000,000

(d) Date of valuation: 30/08/2002
Name of valuer: Rahim & Co Chartered Surveyors Sdn Bhd
Description of property: Wisma Cyclecarri, 288 Jalan Raja Laut, 50350 Kuala Lumpur (18 level office tower sitting atop a 8 level podium)
Valuation: RM170,000,000

(d) Date of valuation: 30/08/2002
Name of valuer: Rahim & Co Chartered Surveyors Sdn Bhd
Description of property: Lot Nos 440, 1106, 1400 to 1402 Section 46, Town of Kuala Lumpur, District and State of Wilayah Persekutuan (Vacant plot of commercial land located at the rear of Wisma Cyclecarri)
Valuation: RM20,600,000

3. **NEW ZEALAND**

(a) Date of valuation: 19/08/2002
Name of valuer: Colliers International New Zealand Limited
Description of property: 180 Target Road, Wairau Valley, Auckland, New Zealand (2 level office cum showroom facility with basement servicing, repairs and parts department, a large display yard and parking at the rear)
Valuation: NZ$2,875,000

(b) Date of valuation: 12/08/2002
Name of valuer: Blackmore & Associates Limited
Description of property: 25-29 Malden Street, Palmerston North, New Zealand (3 industrial buildings)

Valuation:	NZ$4,086,000

5. **AUSTRALIA**

(a) Date of valuation:	10/09/2002
Name of valuer:	Knight Frank (WA) Pty Ltd
Description of property:	5 Yelland Way, Bassendean, Perth (Office cum warehouse)
Valuation:	A$2,900,000
(b) Date of valuation:	12/09/2002
Name of valuer:	Jones Lang LaSelle Advisory Services Pty Limited
Description of property:	8 Baywater Drive, Homebush Bay, Sydney (Office and warehouse with an open car park)
Valuation:	A$37,700,000
(c) Date of valuation:	31/08/2002
Name of valuer:	Jones Lang LaSalle Advisory Services Pty Limited
Description of property:	275 Wattletree Road, Malvern, Victoria (2 storey office building with car park)
Valuation:	A$1,300,000
(d) Date of valuation:	2/09/2002
Name of valuer:	CB Richard Ellis (C) Pty Ltd
Description of property:	118 Moggill Road, Taringa, Brisbane (3 level showroom cum workshop with office)
Valuation:	A$3,850,000

The valuation reports for the above properties are available for inspection at 239 Alexandra Road, Singapore 159930 during normal business hours for a period of 3 months from the date of this Announcement.

For information relating to the valuations conducted by the Company's subsidiary, MCL Land Limited ("MCL Land") on its properties, please refer to the Masnet announcement released by MCL Land on 4 September 2002.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/10/2002 to the SGX

MASNET No. 81 OF 10.10.2002
Announcement No. 81



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 30,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.93 per stock unit, or a total consideration of S$27,900.

The Additional Stock Units form approximately 0.008% of the issued share capital of MCL. Consequently, CCL's shareholding in MCL has increased slightly from 65.44% to 65.45%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 10/10/2002 to the SGX

MASNET No. 89 OF 11.10.2002
Announcement No. 107



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 5,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.945 per stock unit, or a total consideration of S$4,725.

The Additional Stock Units form 0.001% of the issued share capital of MCL. CCL's shareholding in MCL is maintained at about 65.45%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/10/2002 to the SGX

MASNET No. 53 OF 15.10.2002
Announcement No. 53



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 1,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.95 per stock unit for a total consideration of S$950. CCL's shareholding in MCL remains at 65.45%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 15/10/2002 to the SGX

MASNET No. 82 OF 16.10.2002
Announcement No. 82



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 5,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.965 per stock unit for a total consideration of S$4,825. CCL's shareholding in MCL remains at 65.45%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 16/10/2002 to the SGX.

MASNET No. 79 OF 17.10.2002
Announcement No. 79



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 11,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.97 per stock unit for a total consideration of S$10,670. CCL's shareholding in MCL remains at 65.45%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/10/2002 to the SGX

MASNET No. 79 OF 18.10.2002
Announcement No. 79


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 79,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.9908 per stock unit for a total consideration of S$78,273.20. Consequently, CCL's shareholding in MCL has increased slightly from 65.45% to 65.47%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secreatry on 18/10/2002 to the SGX

MASNET No. 83 OF 21.10.2002
Announcement No. 83



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 24,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$24,000.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.47% to 65.48%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 21/10/2002 to the SGX

MASNET No. 55 OF 22.10.2002
Announcement No. 68



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 11,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.995 per stock unit for a total consideration of S$10,945.00. CCL's shareholding in MCL remains at 65.48%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 22/10/2002 to the SGX

MASNET No. 83 OF 23.10.2002
Announcement No. 91



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 152,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.9987 per stock unit for a total consideration of S$151,802.40. Consequently, CCL's shareholding in MCL has increased slightly from 65.48% to 65.52%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 23/10/2002 to the SGX

MASNET No. 95 OF 25.10.2002
Announcement No. 103


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 179,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.0061 per stock unit for a total consideration of S$180,091.90. Consequently, CCL's shareholding in MCL has increased slightly from 65.52% to 65.57%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/10/2002 to the SGX

MASNET No. 48 OF 29.10.2002
Announcement No. 48


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 10,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$10,000.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.57% to 65.58%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 29/10/2002 to the SGX

MASNET No. 83 OF 30.10.2002
Announcement No. 90



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 10,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$10,000.00. CCL's shareholding in MCL remains at 65.58%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 30/10/2002 to the SGX

MASNET No. 35 OF 31.10.2002
Announcement No. 35



CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY UBS AG, SINGAPORE BRANCH ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG ("UBS Warburg"), FOR AND ON BEHALF OF JARDINE STRATEGIC HOLDINGS LIMITED ("Offeror"), FOR CYCLE & CARRIAGE LIMITED ("Company" or "CCL")

Cycle & Carriage Limited (the "**Company**") refers to the voluntary conditional cash partial offer (the " **Partial Offer**") by UBS AG, Singapore branch acting through its business group UBS Warburg ("**UBS Warburg**") for and on behalf of Jardine Strategic Holdings Limited (the "**Offeror**") for the ordinary shares of par value of S$1.00 each (the "**Shares**") in the capital of the Company.

The Company wishes to inform shareholders of the Company ("**Shareholders**") that UBS Warburg has on 31 October 2002 announced (the "**Announcement**"), for and on behalf of the Offeror, that the Partial Offer has become unconditional in all respects as at 5.00 p.m. on 30 October 2002.

The Announcement states that as at 5.00 p.m. on 30 October 2002, the Offeror has received, pursuant to the Partial Offer, valid votes for the Partial Offer in respect of 101,505,140 Shares, representing approximately 59.38 per cent. of the issued share capital of the Company as at 18 October 2002 excluding Shares held by the Offeror, its Concert Parties and their associates. The other conditions to the Partial Offer had already been satisfied.

The Announcement also states that the Partial Offer will remain open for acceptances until 3.30 p.m. on 1 November 2002 (the "**Final Closing Date**") and that any acceptances received after 3.30 p.m. on the Final Closing Date will be rejected.

A copy of the Announcement is attached and is also available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares that may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of the Company has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.



Microsoft Word - uncondi1_1.p(

By Order of the Board

Ho Yeng Tat

Group Company Secretary
31 October 2002

Submitted by Ho Yeng Tat, Group Company Secretary on 31/10/2002 to the SGX

UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg
("UBS Warburg")

JARDINE STRATEGIC HOLDINGS LIMITED
("Offeror")
(Incorporated in Bermuda)

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER
for
CYCLE & CARRIAGE LIMITED
("C&C")
(Incorporated in the Republic of Singapore)

All capitalised terms used and not defined in this Announcement shall have the meaning given to them in the offer document dated 4th October 2002 containing the formal terms and conditions of the Partial Offer.

PARTIAL OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

UBS Warburg is pleased to declare, for and on behalf of the Offeror, that **the Partial Offer has become unconditional in all respects as at 5.00 p.m. on 30th October 2002.**

CONDITIONS TO THE PARTIAL OFFER

(a) Conditions

As stated in the Offer Document, the Partial Offer was conditional upon the following:

(1) EON having received, by the close of the Partial Offer, the EON Shareholders' Approval;

(2) the Offeror having received, by the close of the Partial Offer, acceptances in respect of not fewer than the Offer Shares, being such number of Shares other than those already owned, controlled or agreed to be acquired by the Offeror or any Concert Party that will, together with the 70,573,075 Shares held by the Offeror and its Concert Parties, result in the Offeror and its Concert Parties holding 50.2 per cent. of the Shares in issue as at the Record Date; and

(3) the Offeror having received, by the close of the Partial Offer, approval by way of more than 50 per cent. of the votes received from Shareholders holding Shares as at the Record Date other than the Offeror, its Concert Parties and their associates.

The Partial Offer could not become or be capable of being declared unconditional in all respects until the close of the Partial Offer unless at any time prior to the close of the Partial Offer, all the above conditions were fulfilled, waived or otherwise satisfied.

It was announced on 10th October 2002 that conditions (1) and (2) above had been satisfied.

(b) Level of Voting

As at 5.00 p.m. on 30th October 2002, the Offeror had received from Shareholders (other than the Offeror, its Concert Parties and their associates) valid votes in respect of 102,367,826 Shares. Such votes were in respect of (i) 101,505,140 Shares for the Partial Offer (representing approximately 99.16 per cent. of the total number of Shares validly voted and approximately 59.38 per cent. of the issued ordinary share capital of C&C as at the Record Date excluding Shares held by the Offeror, its Concert Parties and their associates (the "**Eligible Voting Shares**"), and (ii) 862,686 Shares against the Partial Offer (representing approximately 0.84 per cent. of the total number of Shares validly voted).

As the Offeror has received valid votes in favour of the Partial Offer in respect of more than 50 per cent. of the total number of Eligible Voting Shares, condition (3) above has been satisfied.

FINAL CLOSING DATE AND SHUT-OFF NOTICE

The Partial Offer will remain open for acceptance until **3.30 p.m. on 1st November 2002** (the "**Final Closing Date**").

Notice has been given in the announcement made by UBS Warburg on behalf of the Offeror on 7th October 2002 that the Partial Offer will not be open for acceptance beyond 3.30 p.m. on the Final Closing Date, notwithstanding that the Partial Offer may have become and been declared to be unconditional as to acceptances by then. Any acceptances received after 3.30 p.m. on the Final Closing Date will be rejected.

Full details of the procedures for acceptance of the Partial Offer are set out in Appendix 2 to the Offer Document and in the FAA and the FAT. Shareholders who are in any doubt about the Partial Offer should consult their stockbroker, bank manager, solicitor or other professional adviser immediately.

RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated the detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where information (including, without limitation, information in relation to the C&C Group) has been extracted from published or otherwise publicly available sources or obtained from C&C, the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from these sources. The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) jointly and severally accept responsibility accordingly.

Issued by
UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg

For and on behalf of
Jardine Strategic Holdings Limited

31st October 2002
Singapore

Any inquiries relating to this Announcement or the Partial Offer should be directed to one of the following individuals:

Neil McNamara
Group Corporate Secretary
Jardine Matheson Limited
Tel: +852 2843 8227

Vineet Mishra
UBS Warburg, Singapore
Tel: +65 6836 5744

82-3163

MASNET No. 110 OF 01.11.2002
Announcement No. 110


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 5,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$5,000.00. CCL's shareholding in MCL remains at 65.58%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 01/11/2002 to the SGX

82-3163

MASNET No. 2 OF 02.11.2002
Announcement No. 2


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER BY UBS AG, SINGAPORE BRANCH ACTING THROUGH ITS BUSINESS GROUP UBS WARBURG ("UBS Warburg"), FOR AND ON BEHALF OF JARDINE STRATEGIC HOLDINGS LIMITED ("Offeror"), FOR CYCLE & CARRIAGE LIMITED ("Company" or "CCL")

Cycle & Carriage Limited (the "**Company**") refers to the voluntary conditional cash partial offer (the "**Partial Offer**") by UBS AG, Singapore branch acting through its business group UBS Warburg ("**UBS Warburg**") for and on behalf of Jardine Strategic Holdings Limited (the "**Offeror**") for the ordinary shares of par value of S$1.00 each (the "**Shares**") in the capital of the Company.

All capitalised terms used and not defined in this announcement shall have the meaning given to them in the offer document dated 4th October 2002 containing the formal terms and conditions of the Partial Offer.

The Company wishes to inform shareholders of the Company that UBS Warburg has on 1 November 2002 announced (the "**Announcement**"), for and on behalf of the Offeror, that the Partial Offer closed as at 3.30 p.m. on 1 November 2002.

The Announcement states that as at 3.30 p.m. on 1 November 2002, the Offeror had received from Shareholders (other than the Offeror, its Concert Parties and their associates) valid votes in respect of 126,845,564 Shares. Such votes were in respect of (i) 125,764,497 Shares for the Partial Offer, representing approximately 99.15 per cent. of the total number of Shares validly voted, and (ii) 1,081,067 Shares against the Partial Offer, representing approximately 0.85 per cent. of the total number of Shares validly voted.

The Announcement also states that as at 3.30 p.m. on 1 November 2002, the Offeror had received valid acceptances in respect of 111,312,540 Shares, representing approximately 46.09 per cent. of the issued ordinary share capital of the Company as at 18 October 2002 ("**Relevant Share Capital**"). Such acceptances were in respect of (i) 43,066,292 Relevant Percentage Offer Shares representing approximately 17.83 per cent. of the Relevant Share Capital, and (ii) 68,246,248 Excess Shares, representing approximately 28.26 per cent. of the Relevant Share Capital.

The Announcement also states that acceptances will be met in full or in part to the extent necessary for the Offeror to acquire the Offer Shares. Acceptances by Shareholders in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd-lot shareholdings. **A further announcement of the basis used in computing the acceptance of Excess Shares will be made by the Offeror as soon as practicable.**

The Announcement also states that payment to accepting Shareholders in the form of Singapore dollar cheques will be despatched to accepting Shareholders (or in the case of an accepting Shareholder holding share certificate(s) which is/are not deposited with CDP, his designated agent (if any)) by ordinary post at the risk of the accepting Shareholders within 21 days after the Closing Date (that is, by 22 November 2002 at the latest).

A copy of the Announcement is attached and is also available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement and they jointly and severally accept responsibility accordingly. Where any information has been extracted from the Announcement, the sole responsibility of the Directors of the Company has been to ensure that such information has been accurately extracted from it or, as the case may be, reflected or reproduced in this announcement.

By Order of the Board

Ho Yeng Tat
Group Company Secretary
2 November 2002



Jard announc (1 Nov 02).pd

Submitted by Ho Yeng Tat, Group Company Secretary on 02/11/2002 to the SGX

82-3163

MASNET No. 15 OF 01.11.2002
Announcement No. 15


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that on 31 October 2002, it has purchased from the market 16,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$16,000.00. CCL's shareholding in MCL remains at 65.58%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 01/11/2002 to the SGX

MASNET No. 130 OF 01.11.2002
Announcement No. 130

JARDINE STRATEGIC HOLDINGS LIMITED

Voluntary Conditional Cash Partial Offer for Cycle & Carriage Limited

UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg
("UBS Warburg")

JARDINE STRATEGIC HOLDINGS LIMITED
("Offeror")
(Incorporated in Bermuda)

VOLUNTARY CONDITIONAL CASH PARTIAL OFFER
for
CYCLE & CARRIAGE LIMITED
("C&C")
(Incorporated in the Republic of Singapore)

All capitalised terms used and not defined in this Announcement shall have the meaning given to them in the offer document dated 4th October 2002 containing the formal terms and conditions of the Partial Offer.

CLOSE OF THE PARTIAL OFFER

UBS Warburg is pleased to announce, for and on behalf of the Offeror, that **the Partial Offer closed as at 3.30 p.m. today (the "Closing Date").**

LEVEL OF VOTING

As at 3.30 p.m. on the Closing Date, the Offeror had received from Shareholders (other than the Offeror, its Concert Parties and their associates) valid votes in respect of 126,845,564 Shares. Such votes were in respect of (i) 125,764,497 Shares for the Partial Offer, representing approximately 99.15 per cent. of the total number of Shares validly voted, and (ii) 1,081,067 Shares against the Partial Offer, representing approximately 0.85 per cent. of the total number of Shares validly voted.

LEVEL OF ACCEPTANCES

As at 3.30 p.m. on the Closing Date, the Offeror had received valid acceptances in respect of 111,312,540 Shares, representing approximately 46.09 per cent. of the issued ordinary share capital of C&C as at the Record Date ("**Relevant Share Capital**"). Such acceptances were in respect of (i) 43,066,292 Relevant Percentage Offer Shares, representing approximately 17.83 per cent. of the Relevant Share Capital, and (ii) 68,246,248 Excess Shares, representing approximately 28.26 per cent. of the Relevant Share Capital.

Under the terms of the Partial Offer, the Offeror will acquire 50,664,760 Shares, representing approximately 20.98 per cent. of the Relevant Share Capital, so that its shareholding in C&C together with those of its Concert Parties will increase to 50.2 per cent. of the Relevant Share Capital. Accordingly, the Offer Shares consist of 50,664,760 Shares.

Acceptances will be met in full or in part to the extent necessary for the Offeror to acquire the Offer Shares. Acceptances by Shareholders in excess of the Offer Shares will be scaled down proportionately, but in a manner which minimises the number of new odd-lot shareholdings. **A further announcement will be made as soon as practicable to inform Shareholders of the basis used in computing the acceptance of Excess Shares.**

HOLDINGS AND DEALINGS IN SHARES BEFORE AND DURING THE OFFER PERIOD

Prior to the Partial Offer Announcement on 12th July 2002, the Offeror and its Concert Parties owned or controlled 70,196,381 Shares, representing 29.13 per cent. of the issued share capital of C&C. On 27th September 2002, 376,694 Shares were allotted and issued to the Offeror at an issue price of S$4.36 per Share pursuant to an election by the Offeror for scrip dividend under the C&C Scrip Dividend Scheme announced on 31st July 2002 in respect of the interim dividend for the financial year ending 31st December 2002. As a result, the Offeror and its Concert Parties owned or controlled 70,573,075 Shares, representing 29.23 per cent. of the issued share capital of C&C as at 27th September 2002. Save as disclosed above, neither the Offeror nor any of its Concert Parties has acquired or agreed to acquire any Shares since the date of the Partial Offer Announcement, except pursuant to the Partial Offer.

Taking into account the valid acceptances of the Partial Offer received as at 3.30 p.m. on the Closing Date, the Offeror and its Concert Parties now own, control or have agreed to acquire 121,237,835 Shares, representing approximately 50.2 per cent. of the Relevant Share Capital.

ACCEPTANCES AFTER THE CLOSING DATE

All acceptances received after 3.30 p.m. on the Closing Date will be rejected and all documents tendered in respect of such acceptances will be returned at the

risk of the relevant accepting Shareholders.

TEMPORARY TRADING COUNTER FOR TRADING OF ODD-LOTS

On 30th September 2002, the Singapore Exchange Securities Trading Limited confirmed that a special temporary trading counter would be established for the trading of board lots of 50 Shares each if the Partial Offer becomes unconditional or is declared unconditional and that the counter will be open for a period of one month from the Closing Date. As the Partial Offer had become unconditional in all respects on 30th October 2002, the temporary trading counter for the trading of board lots of 50 Shares each will be open from 5th November 2002 to 4th December 2002 (both dates inclusive).

SETTLEMENT

Remittances in the form of Singapore dollar cheques for the appropriate amounts will be despatched to accepting Shareholders (or in the case of an accepting Shareholder holding share certificate(s) which is/are not deposited with CDP, his designated agent (if any)) by ordinary post at the risk of the accepting Shareholders as soon as practicable following the Closing Date but in any event within 21 days after the Closing Date (that is, by 22nd November 2002 at the latest).

RESPONSIBILITY STATEMENT

The directors of the Offeror (including those who may have delegated the detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where information (including, without limitation, information in relation to the C&C Group) has been extracted from published or otherwise publicly available sources or obtained from C&C, the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from these sources. The directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) jointly and severally accept responsibility accordingly.

Issued by
UBS AG, SINGAPORE BRANCH
acting through its business group UBS Warburg

For and on behalf of
Jardine Strategic Holdings Limited

82-3163

1st November 2002

Submitted by Neil M McNamara, Group Corporate Secretary of Jardine Matheson Limited on 01/11/2002 to the SGX

82-3163

MASNET No. 48 OF 05.11.2002
Announcement No. 55


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Jardine Strategic Singapore Pte Ltd
Date of notice to company:	01/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	CDP / DBS Trustee Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Purchase of Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50,664,760
% of issued share capital:	20.98
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.76 per share
No. of shares held before the transaction:	70,564,075
% of issued share capital:	29.22
No. of shares held after the transaction:	121,228,835
% of issued share capital:	50.2

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	70,564,075
% of issued share capital:	0	29.22
No. of shares held after the transaction:	0	121,228,835
% of issued share capital:	0	50.2
Total shares:		121,228,835

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : Please refer below

JMH Investments Limited ("JMHI"), Jardine Matheson Holdings Limited ("JMH"), JSH Asian Holdings Ltd ("JSHA") and Jardine Strategic Singapore Pte Ltd ("JSS") are also deemed to be interested in the 121,228,835 shares by virtue of JMHI's and JMH's interests in Jardine Strategic Holdings Limited ("JSH"), and JSH's interests in JSHA and JSS.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/11/2002 to the SGX

82-3163

MASNET No. 49 OF 05.11.2002
Announcement No. 56



CYCLE & CARRIAGE LIMITED

2002 3RD QUARTERLY REPORT ON INDONESIAN ASSOCIATED COMPANY

We append below the unaudited Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Equity and progress report for the 9 months ended 30 September 2002 released by our 31% associated company, P.T. Astra International Tbk, to the Jakarta Stock Exchange on 31 October 2002 for information.

   

bs0902.PDF is0902.PDF progress report 0902.pd se0902.PDF

Submitted by Ho Yeng Tat, Group Company Secretary on 05/11/2002 to the SGX

PT ASTRA INTERNATIONAL Tbk

DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN **30 SEPTEMBER 2002 DAN 2001** **(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)**	**2002**	**2001***	***CONSOLIDATED BALANCE SHEETS*** ***AS AT 30 SEPTEMBER 2002 AND 2001*** ***(Expressed in millions of Rupiah, except par value per share)***
AKTIVA			***ASSETS***
Aktiva Lancar			***Current Assets***
Kas dan setara kas	5,664,985	3,919,469	*Cash and cash equivalents*
Investasi jangka pendek	728,940	311,328	*Short-term investments*
Piutang usaha - Bersih			*Trade receivables - Nett*
- Pihak yang mempunyai hubungan istimewa	206,846	240,339	*Related parties -*
- Pihak ketiga	1,605,680	1,820,100	*Third parties -*
Piutang lain-lain - Bersih	287,332	279,465	*Other receivables - Nett*
Piutang derivatif	106,140	-	*Derivative receivables*
Kontrak valuta berjangka	-	199,532	*Foreign exchange contracts*
Persediaan	2,802,605	3,143,147	*Inventories*
Uang muka	218,636	358,788	*Advances*
Pajak dibayar di muka	380,925	526,380	*Prepaid taxes*
Biaya dibayar di muka	127,807	130,865	*Prepaid expenses*
Jumlah aktiva lancar	12,129,896	10,929,413	***Total current assets***

* Disajikan ulang

** Restated*

NERACA KONSOLIDASIAN
30 SEPTEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001*	
Aktiva Tidak Lancar			***Non-Current Assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	143,065	364,460	*Restricted cash and time deposits*
Dana pelunasan obligasi	149,655	120,283	*Bond sinking funds*
Piutang pembiayaan - Bersih	2,990,054	2,648,739	*Financing receivables - Nett*
Piutang lain-lain - Bersih			*Other receivables - Nett*
- Pihak yang mempunyai hubungan istimewa	128,951	103,760	*Related parties -*
- Pihak ketiga	6,120	517,383	*Third parties -*
Investasi pada perusahaan asosiasi	3,335,023	2,407,963	*Investment in associates*
Investasi jangka panjang lain-lain	101,533	116,407	*Other long term investments*
Hutan tanaman industri	-	360,488	*Industri timber plantations*
Hutan tanaman industri dalam pengembangan	-	7,499	*Industri timber plantations under development*
Uang muka proyek perkebunan plasma	146,335	110,286	*Advance for plasma projects*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 3.786.957 pada 30/09/2002 dan Rp 3.751.888 pada 30/09/2001)	6,259,340	6,904,623	*Fixed assets (net of accumulated lepreciation of Rp 3,786,957 at 30/09/2002 and Rp 3,751,888 at 30/09/2001)*
Aktiva yang belum digunakan dalam usaha	285,732	265,264	*Assets not yet used in operations*
Goodwill	286,432	328,984	*Goodwill*
Aktiva pajak tangguhan	1,408,568	1,971,929	*Deferred tax assets*
Piutang derivatif	180,413	-	*Derivative receivables*
Kontrak valuta berjangka	-	491,849	*Foreign exchange contracts*
Piutang karyawan	228,256	169,299	*Loan to officers and employees*
Biaya tangguhan	49,035	36,520	*Deferred charges*
Aktiva lain-lain	65,044	123,287	*Others assets*
Jumlah aktiva tidak lancar	15,763,556	17,049,023	***Total non-current assets***
JUMLAH SELURUH AKTIVA	27,893,452	27,978,436	***TOTAL ASSETS***

* Disajikan ulang

** Restated*

82-3163

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 SEPTEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001*	
KEWAJIBAN DAN EKUITAS			***LIABILITIES AND EQUITY***
Kewajiban Jangka Pendek			***Current Liabilities***
Pinjaman jangka pendek	1,457,927	2,095,738	*Short-term loans*
Hutang usaha :			*Trade payables :*
- Pihak yang mempunyai hubungan istimewa	1,201,360	1,431,852	*Related parties -*
- Pihak ketiga	1,006,690	1,380,666	*Third parties -*
Hutang lain-lain	265,890	420,650	*Others payables*
Uang muka pelanggan dan penjualan	214,954	201,253	*Customer deposits and sales advances*
Hutang pajak	857,476	686,601	*Taxes payable*
Biaya yang masih harus dibayar	1,676,342	1,112,356	*Accrued expenses*
Kewajiban diestimasi	-	-	*Provisions*
Penghasilan tangguhan	595,219	516,671	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun			*Current maturities of long-term debt :*
- Hutang bank dan pinjaman lain-lain	2,118,775	1,901,133	*Bank and other loans -*
- Obligasi	1,108,549	-	*Bonds -*
- Pinjaman dana reboisasi	-	269,505	*Reforestation loans -*
- Sewa guna usaha	10,367	28,765	*Finance lease -*
Jumlah kewajiban jangka pendek	10,513,549	10,045,190	***Total current liabilities***
Kewajiban Jangka Panjang			***Non-Current Liabilities***
Hutang lain-lain :			*Other payables :*
- Pihak yang mempunyai hubungan istimewa	34,314	66,967	*Related parties -*
- Pihak ketiga	368	69,215	*Third parties -*
Penghasilan tangguhan	24,610	24,610	*Unearned income*
Kewajiban pajak tangguhan	188,979	166,725	*Deferred tax liabilitities*
Kewajiban diestimasi	450,024	436,266	*Provisions*
Hutang jangka panjang - setelah dikurangi bagian yang jatuh tempo dalam waktu satu tahun			*Long-term debts - net of current maturities*
- Hutang bank dan pinjaman lain-lain	5,005,482	7,904,290	*Bank and other loans -*
- Obligasi	3,483,711	4,527,559	*Bonds -*
- Sewa guna usaha	7,659	14,144	*Finance leases -*
- Biaya bunga yang masih dibayar	137,079	99,987	*Accrued interest -*
Jumlah kewajiban jangka panjang	9,332,226	13,309,763	***Total non-current liabilities***
Hak minoritas atas aktiva bersih anak perusahaan	2,316,607	1,847,849	***Minority interest in net assets of subsidiaries***

* Disajikan ulang — ** Restated*

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
30 SEPTEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001*	
EKUITAS			***EQUITY***
Modal saham			*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 2.607.558.504 saham pada tahun 2002 dan 2.524.336.668 saham pada tahun 2001	1,303,779	1,262,168	*Issued and fully paid 2,607,558,504 shares in 2002 and 2,524,336,668 shares in 2001*
Tambahan modal disetor	453,153	338,706	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	-	*Difference arising from restructuring transactions among entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,377,980	1,244,061	*Capital transaction of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	*Exchange difference due to financial statement translation*
Cadangan penilaian investasi	(335,027)	(289,146)	*Investment revaluation reserve*
Saldo laba telah ditentukan penggunaannya	4,700	4,700	*Appropriated retained earnings*
Saldo laba (defisit)	2,378,579	(208,400)	*Retained earnings/ (accumulated losses)*
Jumlah ekuitas	5,731,070	2,775,634	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	27,893,452	27,978,436	***TOTAL LIABILITIES AND EQUITY***

* Disajikan ulang

** Restated*

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2002 AND 2001
(Dinyatakan dalam jutaan Rupiah, kecuali laba/(rugi) per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2002 AND 2001
(Expressed in million of Rupiah, except earnings/(losses) per share)

	2002	2001*	
OPERASI YANG DILANJUTKAN			**CONTINUING OPERATIONS**
Penghasilan bersih	22,689,498	21,908,298	*Net revenues*
Beban pokok penghasilan	(17,805,438)	(17,951,264)	*Cost of revenues*
Laba kotor	4,884,060	3,957,034	*Gross profit*
Beban usaha	(2,741,107)	(2,000,846)	*Operating expenses*
Laba usaha	2,142,953	1,956,188	*Operating Income*
Penghasilan/(beban) lain-lain :			*Other income /(expenses) :*
Laba/(rugi) selisih kurs	912,093	(421,950)	*Foreign exchange gain/(losses)*
Beban bunga	(626,210)	(971,817)	*Interest expense*
Pemulihan/(penyisihan) kerugian	96,101	6,168	*Reversal of /(provision for) losses*
Penghasilan bunga	275,444	303,044	*Interest income*
Laba/(rugi) penjualan investasi	204,850	(28,475)	*Gain/(loss) on sale of investments*
Penghasilan lain-lain	277,513	250,608	*Other income*
	1,139,791	(862,422)	
Bagian laba bersih perusahaan asosiasi	1,234,011	751,251	*Equity in net income of associates*
Laba/(rugi) sebelum pajak penghasilan	4,516,755	1,845,017	*Profit/(loss) before income tax*
Manfaat/(beban) pajak penghasilan	(1,200,897)	(316,318)	*Income tax benefit/ (expense)*
Laba/(rugi) dari aktivitas normal	3,315,858	1,528,699	*Profit/(loss) from ordinary activities*
OPERASI DALAM PENGHENTIAN			***DISCONTINUING OPERATION***
Penghasilan bersih	418,428	689,711	*Net revenues*
Beban pokok penghasilan	(454,808)	(671,692)	*Cost of revenues*
Laba/(rugi) kotor	(36,380)	18,019	*Gross profit/(loss)*
Beban usaha	(35,569)	(44,676)	*Operating expenses*
Laba/(rugi) usaha	(71,949)	(26,657)	*Operating Income/(Loss)*
Penghasilan/(beban) lain-lain	153,724	(141,856)	*Others income/(expenses)*
Bagian laba/(rugi) bersih perusahaan asosiasi	646	(792)	*Equity in net income/(loss) of associates*
Penyisihan penurunan nilai	(58,795)	-	*Provision for impairment*
Laba/(rugi) sebelum pajak penghasilan	23,626	(169,305)	*Profit/(loss) before income tax*
Manfaat/(beban) pajak penghasilan	(24,602)	35,993	*Income tax benefit/ (expense)*
Laba/(rugi) sebelum hak minoritas	(976)	(133,312)	*Profit/(loss) before minority interest*
Hak minoritas atas laba bersih anak perusahaan	-	1,347	*Minority interest in net income of subsidiaries*
Laba/(rugi) dari aktivitas normal	(976)	(131,965)	*Profit/(loss) from ordinary activities*

* Disajikan ulang — ** Restated*

**LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK SEMBILAN BULAN YANG BERAKHIR
30 SEPTEMBER 2002 AND 2001
(Dinyatakan dalam jutaan Rupiah,
kecuali laba/(rugi) per saham)**

***CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2002 AND 2001
(Expressed in million of Rupiah,
except earnings/(losses) per share)***

	2002	2001*	
SELURUH OPERASI			***TOTAL OPERATION***
Laba/(rugi) dari aktivitas normal	3,314,882	1,396,734	***Profit/(loss) from ordinary activities***
Pendapatan luar biasa, setelah pajak	36,947	-	***Extraordinary income net of tax***
Laba/(rugi) sebelum hak minoritas	3,351,829	1,396,734	***Profit/(loss) before minority interest***
Hak minoritas atas laba bersih anak perusahaan	(472,753)	(260,126)	***Minority interest in net income of subsidiaries***
Laba/(rugi) bersih	2,879,076	1,136,608	***Net income/(loss)***
Laba/(Rugi) per saham :			***Earning/(losses) per share :***
Dasar (Rupiah penuh)	1,114	452	*Basic (full Rupiah)*

* Disajikan ulang

* *Restated*

PT Astra International, Tbk

Company Consolidated Progress Report (Unaudited) as of September 2002

Group consolidated net revenue (excluding discontinuing operation) for 9M02 reached Rp 22.69 tn, an increase of 3.6% in comparison to last year's figure. While, net profit rose by Rp 1.74 tn, from Rp 1.14 tn (9M01) to Rp 2.88 tn (9M'02).
This significant higher in net income was contributed by the rise of **Operating Income** from Rp 1.96 tn (9M01) to Rp 2.14 tn (9M02) ; higher **Equity Income** from Rp 751 bio (9M01) to Rp 1.23 tn (9M02) mainly contributed by PT Astra Honda Motor and PT United Tractors Tbk; the decrease in financing charges due to lower interest rate, lower outstanding loan; and appreciation of IDR against USD resulting in forex gain of Rp 912 bio during 9M02 compared to forex loss of Rp 422 bio during 9M01.

For the progress of group business performance will be described as follow:

1. **Automotive Division**

   a. **Four Wheeler Group**

   During 9M02, total domestic car sales achieved 240,471 units from 228,464 units in 9M01 or 5% higher yoy. Astra itself recorded total sales of 103,616 units, slightly lower than that of 9M01 of 104,139 units, mainly derived from Isuzu products due to the decrease of demand in diesel vehicle. In line with the decrease of units sales, Astra market share dropped from 45.6% in 9M01 to 43.1% in 9M02.

   b. **Two Wheeler Group (Honda)**

   Motorcycle business experienced a much higher growth compared four wheelers. Total sales volume in the domestic market reached 1,840,391 units in 9M02 or 40% higher than 9M01 sales volume of 1,316,706 units.
   Honda motorcycle sales recorded the highest domestic sales volume of 1,047,625 units in 9M02 or 54% higher yoy. Honda was still the leading brand in the 2W market with market share of 56.9% (9M02), higher than last year of 51.8% (9M01). At the same time, market share for CBU motorcycle *(mainly Chinese brand)* dropped from 13% (9M01) to below 10% (9M02).

c. Components Group

As an automotive supporting division, components division recorded total sales of Rp 1.58 tn in 9M02 or slightly lower than that of 9M01 *(Rp 1.64 tn)*. This lower sales was due to the decrease in export sales. The biggest contribution to revenue came from the replacement market *(51%)*, followed by original equipment market *(30%)* and export *(19%)*.

2. Automotive Financing Division

The performance of motorcycles financed in 9M02 increased by 65% to 311,172 units from 188,878 units in 9M01 in line with the high growth of motorcycles market in Indonesia. Meanwhile, cars financed was down by 14% from 42,120 units in 9M01 to 36,075 units in 9M02 as a result of tough competition in financing business.

3. Information Technology Division

The information technology division booked a net sales value of Rp 580 bio in 9M02 or 12% higher than that of 9M01 of Rp 517 bio .Document solution was still the biggest contributor to sales, recorded 55% of total sales while the balance came from IT Solution (45%).

4. Agribusiness Division

For the 9M02, the agribusiness division experienced an increase in both sales volume and net revenue. In terms of revenue, the agribusiness division recorded Rp 1.44 tn in 9M02 or 48% higher yoy. Meanwhile, CPO production increased by 4% to reach 391,961 tons in 9M02 compared to 375,397 tons in 9M01. Average selling price of AAL's CPO increased by 41% from Rp 2,129/kg in 9M01 to Rp 2,992/kg in 9M02.

Discontinuing Operation

On August 19, 2002, Astra International has disposed all its ownership in the woodbased division. Since then, financial results of woodbased division will be recorded as : "Discontinuing Operation" in company consolidated financial statement.

The Progress of Astra International Assets Disposal

1. On August 6, 2002, Daihatsu Motor Corporation (DMC) has signed an agreement with Astra International to inject capital of Rp 427.5 bio to PT Astra Daihatsu Motor (ADM). This capital injection will be used for development and strengthening Daihatsu business in Indonesia. After this capital injection, Astra International ownership in ADM will be diluted from 50% to 31.87% while that of DMC will increase from 40% to 61.75%.
2. After the signing of memorandum of understanding between PT Astratel Nusantara *(a subsidiary of PT Astra International Tbk)* and PT Telekomunikasi Indonesia Tbk *(PT Telkom)* on 20 February 2002, in regards of the purchase of 35% PT Astratel Nusantara's shares in PT Pramindo Ikat Nusantara *(Pramindo)* by PT Telkom, the following event was the "closing transaction" which is held on August 15, 2002. This event was representing first stage divestment (30%) of Pramindo while the second stage (15%) and third stage (55%) will be done in 2003 and 2004 respectively.
3. As part of Astra International long term strategy to more focus on its core business, on August 19, 2002, Astra International has disposed all its ownership (74.56%) in PT Sumalindo Lestari Jaya Tbk to PT Sumber Graha Sejahtera for Rp 13.9 bio.

The Progress of Astra International Debt Restructuring

Considering its cashflow and schedule of debt payment, Astra International has decide to re-restructure its loan in order to get a total solution for its debt obligation.

Schedule of Loan Payment	USD Mio	Rp Bio
31 Dec 2002	133	165
30 Jun 2003	83	103
31 Dec 2003	83	103
30 Jun 2004	83	103
31 Dec 2004	83	103
30 Jun 2005	166	206
30 Jun 2006 (incl acc. Int)	152	284

Few steps have been taken and the progress of this restructuring are as follows:

- Appointed Rothschild and Sons as Astra International financial advisor

- On July 31, 2002, an informal creditors meeting was held in Singapore
- Established a steering creditor committee, consisting of parties such as: Mizuho, Sumitomo Mitsui Banking Corp. (SMBC), United Financial of Japan (UFJ), BNP Paribas, ABN Amro, BNI 46 and Law Debenture Capital (Trustee)
- Creditors has appointed Deloitte & Touche as independent auditor in order to review Astra International proposal and financial projection.
- The steering creditor committee has approved Astra International term sheet proposal and currently company plans to have meeting with creditors either in the 3'rd or 4'th week of November 2002 in order to get an approval from the creditors regarding the term sheet proposal.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN / AND SUBSIDIARIES

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK SEMBILAN BULAN YANG BERAKHIR 30 SEPTEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002 AND 2001
(Expressed in millions of Rupiah)

	Modal Saham/ *Share capital*	Tambahan modal disetor / *Additional paid in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Cadangan penilaian investasi / *Investment revaluation reserve*	Saldo laba telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba/ (defisit) / *Retained earnings/ (accumulated losses)*	Jumlah / *Total*	
Saldo 1 Januari 2001	1,253,321	330,233	430,121	-	1,248,924	(6,576)	(291,427)	4,700	(1,264,325)	1,704,971	*Balance, 1 January 2001*
Penyesuaian :											*Adjustments :*
Penyisihan atas manfaat uang jasa karyawan - Perseroan	-	-	-	-	-	-	-	-	(28,230)	(28,230)	*Provision for employee entitlements - the Company*
Pengaruh pajak sehubungan dengan penyisihan manfaat karyawan	-	-	-	-	-	-	-	-	8,470	8,470	*Tax effect in relation to the provision for employee entitlements*
Penyisihan atas manfaat uang jasa karyawan - anak perusahaan	-	-	-	-	-	-	-	-	(60,923)	(60,923)	*Provision for employee entitlements - subsidiaries*
Saldo 1 Januari 2001, setelah penyesuaian	1,253,321	330,233	430,121	-	1,248,924	(6,576)	(291,427)	4,700	(1,345,008)	1,624,288	*Balance, 1 January 2001 after adjustment*
Rugi bersih	-	-	-	-	-	-	-	-	1,136,608	1,136,608	*Net loss*
Penerbitan saham	8,847	-	-	-	-	-	-	-	-	8,847	*Shares issued*
Tambahan modal disetor	-	8,473	-	-	-	-	-	-	-	8,473	*Additional paid in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	(4,863)	-	-	-	-	(4,863)	*Capital transactions of affiliates*
Cadangan penilaian investasi	-	-	-	-	-	-	2,281	-	-	2,281	*Investment revaluation reserve*
Saldo 30 September 2001 - Disajikan kembali	1,262,168	338,706	430,121	-	1,244,061	(6,576)	(289,146)	4,700	(208,400)	2,775,634	*Balance, 30 September 2001 - Restated*

82-3163

LAPORAN PERUBAHAN EKUITAS KONSOLIDASIAN UNTUK SEMBILAN BULAN YANG BERAKHIR 30 SEPTEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002 AND 2001
(Expressed in millions of Rupiah)

	Modal Saham/ *Share capital*	Tambahan modal disetor / *Additional paid in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Cadangan penilaian investasi / *Investment revaluation reserve*	Saldo laba telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba/ (defisit) / *Retained earnings/ (accumulated losses)*	Jumlah / *Total*	
Balance, 1 January 2002	1,269,090	339,113	430,121	-	1,376,832	(6,576)	(345,957	4,700	(500,497)	2,566,826	*Balance, 1 January 2002*
Laba bersih	-	-	-	-	-	-	-	-	2,879,076	2,879,076	*Net income*
Penerbitan saham	34,689	-	-	-	-	-	-	-	-	34,689	*Shares issued*
Tambahan modal disetor	-	114,040	-	-	-	-	-	-	-	114,040	*Additional paid in capital*
Selisih transaksi restrukturisasi entitas sepengendali	-	-	-	124,361	-	-	-	-	-	124,361	*Difference arising from restructuring transactions among entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	1,148	-	-	-	-	1,148	*Capital transaction of affiliates*
Cadangan penilaian investasi	-	-	-	-	-	-	10,930	-	-	10,930	*Investment revaluation reserve*
Saldo 30 September 2002	1,303,779	453,153	430,121	124,361	1,377,980	(6,576)	(335,027)	4,700	2,378,579	5,731,070	*Balance, 30 September 2002*

82-3163

MASNET No. 104 OF 05.11.2002
Announcement No. 111


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 31,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$31,000.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.58% to 65.59%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/11/2002 to the SGX

MASNET No. 74 OF 06.11.2002
Announcement No. 82


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 1,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$1,000.00. CCL's shareholding in MCL remains at 65.59%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/11/2002 to the SGX

MASNET No. 81 OF 11.11.2002
Announcement No. 81


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 68,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.0029 per stock unit for a total consideration of S$68,197.20. Consequently, CCL's shareholding in MCL has increased slightly from 65.59% to 65.61%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/11/2002 to the SGX

MASNET No. 83 OF 11.11.2002
Announcement No. 83


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interest

Name of substantial shareholder:	Edaran Otomobil Nasional Berhad
Date of notice to company:	11/11/2002
Date of change of interest:	08/11/2002
Name of registered holder:	Raffles Nominees Pte Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of Partial Offer

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	19,095,508
% of issued share capital:	7.91
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.76
No. of shares held before the transaction:	50,926,176
% of issued share capital:	21.09
No. of shares held after the transaction:	31,830,668
% of issued share capital:	13.18

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	50,926,176
% of issued share capital:	0	21.09
No. of shares held after the transaction:	0	31,830,668
% of issued share capital:	0	13.18
Total shares:	0	31,830,668

No. of Warrants	:	N.A.
No. of Options	:	N.A.
No. of Rights	:	N.A.
No. of Indirect Interest	:	N.A.

Tan Sri Dato' Seri Mohd Saleh Sulong, DRB-HICOM Berhad ("DRB-HICOM"), Gadek (Malaysia) Berhad ("Gadek"), Mega Consolidated Sdn Bhd ("Mega"), and Hicom Holdings Berhad ("Hicom") are deemed to have an interest in the 31,830,668 shares held by Edaran Otomobil Nasional Berhad ("EON") through (i) Tan Sri Dato' Seri Mohd Saleh Sulong's interest in DRB-HICOM; (ii) DRB-HICOM's interest in Gadek; (iii) Gadek's interest in Mega; (iv) DRB-HICOM's and Mega's interest in Hicom; and (v) Hicom's interest in EON.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/11/2002 to the SGX

MASNET No. 70 OF 12.11.2002
Announcement No. 70


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 42,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$42,000.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.61% to 65.62%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 12/11/2002 to the SGX

MASNET No. 85 OF 14.11.2002
Announcement No. 98


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 2,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$2,000.00. CCL's shareholding in MCL remains at 65.62%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 14/11/2002 to the SGX

MASNET No. 108 OF 15.11.2002
Announcement No. 108


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 28,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$28,000.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.62% to 65.63%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 15/11/2002 to the SGX

MASNET No. 49 OF 18.11.2002
Announcement No. 60


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Change In Substantial Shareholder's Interest

Name of substantial shareholder:	Employees Provident Fund Board of Malaysia
Date of notice to company:	15/11/2002
Date of change of interest:	01/11/2002
Name of registered holder:	Employees Provident Fund Board of Malaysia
Circumstance(s) giving rise to the interest: Please specify details:	Others Acceptance of Partial Offer

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	7,748,593
% of issued share capital:	3.21
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$4.76
No. of shares held before the transaction:	26,151,175
% of issued share capital:	10.83
No. of shares held after the transaction:	18,402,582
% of issued share capital:	7.62

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	26,151,175
% of issued share capital:	0	10.83
No. of shares held after the transaction:	0	18,402,582
% of issued share capital:	0	7.62
Total shares:	0	18,402,582

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : Nil

Submitted by Ho Yeng Tat, Group Company Secretary on 18/11/2002 to the SGX

82-3163

MASNET No. 72 OF 20.11.2002
Announcement No. 72


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that on 19 November 2002, it has purchased from the market, 8,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.00 per stock unit for a total consideration of S$8,000.00. CCL's shareholding in MCL remains at 65.63%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 20/11/2002 to the SGX

MASNET No. 108 OF 22.11.2002
Announcement No. 108


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 10,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.02 per stock unit for a total consideration of S$10,200.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.63% to 65.64%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 22/11/2002 to the SGX

MASNET No. 54 OF 25.11.2002
Announcement No. 54


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 50,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.048 per stock unit for a total consideration of S$52,400.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.64% to 65.65%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/11/2002 to the SGX

MASNET No. 68 OF 25.11.2002
Announcement No. 68


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

QUARTERLY REPORT OF MALAYSIAN ASSOCIATED COMPANY

We append below the Quarterly report ended 30 September 2002 released by our Malaysian associated company to the Kuala Lumpur Stock Exchange today.

82-3163

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statements
for the third quarter ended 30 September 2002

	Note	**3 months ended**		**9 months ended**	
		30.9.2002	30.9.2001	**30.9.2002**	30.9.2001
		RM'000	RM'000	**RM'000**	RM'000
REVENUE	3 & 4	**208,029**	207,603	**626,424**	562,164
EXPENSES EXCLUDING FINANCE COST AND TAX		**(187,291)**	(178,823)	**(555,245)**	(481,082)
OTHER OPERATING INCOME		**1,628**	1,403	**7,348**	2,498
PROFIT FROM OPERATIONS		**22,366**	30,183	**78,527**	83,580
FINANCE COST		**(3)**	(5)	**(4)**	(178)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**2,666**	4,976	**(5,742)**	8,264
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		**25,029**	35,154	**72,781**	91,666
TAXATION	7				
- Company and subsidiary companies		**(6,592)**	(12,247)	**(23,380)**	(28,784)
- associated companies		**(466)**	(454)	**(1,440)**	(1,266)
		(7,058)	(12,701)	**(24,820)**	(30,050)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**17,971**	22,453	**47,961**	61,616
		sen	sen	**sen**	sen
Earnings per share	8				
- basic		**18.34**	22.95	**48.95**	62.98
- diluted		**18.32**	22.95	**48.90**	62.97

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 30 September 2002 RM'000	As at 31 December 2001 RM'000
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	**97,067**	90,905
Investments in associated companies		**157,283**	167,654
CURRENT ASSETS			
Inventories		**314,900**	418,152
Trade and other receivables		**78,230**	80,322
Short term investments	10	**1,839**	-
Bank and cash balances		**113,561**	11,420
		508,530	509,894
CURRENT LIABILITIES			
Provision for liabilities and charges		**(23,697)**	(15,503)
Trade and other payables		**(93,351)**	(127,561)
Taxation		**(15,104)**	(32,553)
		(132,152)	(175,617)
NET CURRENT ASSETS		**376,378**	334,277
NON CURRENT LIABILITIES			
Deferred taxation		**(36)**	(36)
		630,692	592,800
CAPITAL AND RESERVES			
Share capital	12	**98,033**	97,836
Share premium		**11,944**	11,223
Reserves		**520,715**	483,741
		630,692	592,800

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the third quarter ended 30 September 2002

	Note	Share capital RM'000	Non-distributable Share premium RM'000	Non-distributable Other reserves RM'000	Distributable Revenue reserve RM'000	Total RM'000
At 31 December 2001 as previously reported		97,836	11,223	(3,512)	469,643	575,190
Prior year adjustment	1	-	-	-	22,346	22,346
At 31 December 2001 as restated		97,836	11,223	(3,512)	491,989	597,536
Net profit for the 9-month period					47,961	47,961
Dividends for the year ended:	13					
- 31 December 2001 (final)					(17,643)	(17,643)
- 31 December 2002 (interim)					(10,588)	(10,588)
Share of exchange difference arising on consolidation				12,508		12,508
Issue of share capital - exercise of share options	12	197				197
Premium on shares issued			721			721
At 30 September 2002		98,033	11,944	8,996	511,719	630,692
At 31 December 2000 as previously reported		97,836	11,223	1,270	436,423	546,752
Prior year adjustment	1	-	-	-	17,610	17,610
At 31 December 2000 as restated		97,836	11,223	1,270	454,033	564,362
Net profit for the 9-month period					61,616	61,616
Dividends for the year ended:	13					
- 31 December 2000 (final)					(17,610)	(17,610)
- 31 December 2001 (interim)					(10,566)	(10,566)
Share of exchange difference arising on consolidation				(1,226)		(1,226)
Share of associated company's revaluation reserve				(9)		(9)
At 30 September 2001		97,836	11,223	35	487,473	596,567

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the third quarter ended 30 September 2002

	Note	9 months ended 30.9.2002 RM'000	9 months ended 30.9.2001 RM'000
OPERATING ACTIVITIES			
Cash from operations		**160,837**	26,718
Interest paid		**(4)**	(178)
Interest received		**1,364**	326
Taxation paid		**(40,825)**	(2,737)
Net cash flow from operating activities		**121,372**	24,129
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		**3,742**	182
Purchase of property, plant and equipment		**(13,133)**	(6,256)
Proceeds from disposal of investment	10	**1,742**	-
Dividends received		**15,731**	13,131
Net cash flow from investing activities		**8,082**	7,057
FINANCING ACTIVITIES			
Proceeds from issue of shares		**918**	-
Dividends paid	13	**(28,231)**	(28,176)
Net cash flow from financing activities		**(27,313)**	(28,176)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		**102,141**	3,010
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		**11,420**	31,079
- END OF PERIOD		**113,561**	34,089

82-3163

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the third quarter ended 30 September 2002

1 Basis of Preparation

This interim report is prepared in accordance with Malaysian Accounting Standards Board ("MASB") Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Kuala Lumpur Stock Exchange, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2001.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2001 except for the adoption of new MASB standards applicable to the Group with effect from 1 January 2002. The adoption of these new standards has no material effects on the financial statements for the nine months ended 30 September 2002 except for:

a) The effect of applying MASB Standard No. 19 "Events After Balance Sheet Date" with respect to recognition of proposed dividend. In accordance with MASB 19, proposed final dividend can no longer be recognised as a liability when proposed by the directors. Accordingly, the proposed final dividend for the year ended 31 December 2001 amounting to RM17,610,000 has been adjusted against retained earnings at 1 January 2002. The comparative had also been restated to conform with the standard; and

b) The Group's holding of 6,487,000 ordinary shares of RM1 each in Park May Berhad came on hand in December 2001, but at 31 December 2001 the investment was recognised in the financial statements at a nominal value of RM1. The market value of these shares at 31 December 2001 was RM4,736,000. With the adoption of MASB Standard No. 20 "Provision, Contingent Liabilities and Contingent Assets" with effect from 1 January 2002 and as the inflow of economic benefits from the holding of the shares is virtually certain, it is appropriate to recognise this asset in the financial statements. In line with the transitional provisions, the effect of adopting this Standard on its effective date had been reported as an adjustment to the opening balance of retained earnings at 1 January 2002 by the value of the shares at 31 December 2001 of RM4,736,000. The comparative information is not restated.

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2001 were not subject to any qualification by the auditor.

3 Segment Reporting

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Item

Individually significant item for the third quarter ended 30 September 2002 is as follows:

	RM'000
Provision for loss in other investment - Note 10	1,517

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter.

7 Taxation

	3 months ended		**9 months ended**	
	30.9.2002	30.9.2001	**30.9.2002**	30.9.2001
	RM'000	RM'000	**RM'000**	RM'000
Current	**6,585**	12,247	**23,373**	29,784
Prior years under/(over) provision	**7**	-	**7**	(1,000)
Share of tax in associated companies	**466**	454	**1,440**	1,266
	7,058	12,701	**24,820**	30,050

Set out below is the numerical reconciliation between the average effective tax rate and the applicable tax rate:

	%	%	%	%
Applicable tax rate	**28**	28	**28**	28
Tax effect of expenses that are not deductible for tax purposes:				
- General provision	**3**	11	**3**	7
Losses of subsidiaries	**(1)**	-	**(1)**	-
Capital allowances	**(1)**	-	**-**	-
Real property gain	**-**	-	**(1)**	-
Prior year under/over provision	**-**	-	**-**	(1)
Share of tax in associated companies	**(1)**	(3)	**5**	(1)
Average effective tax rate	**28**	36	**34**	33

8 Earnings per Share

	3 months ended		9 months ended	
	30.9.2002	30.9.2001	**30.9.2002**	30.9.2001
(a) Basic earnings per share				
Net profit for the period (RM'000)	**17,971**	22,453	**47,961**	61,616
Weighted average number of ordinary shares in issue ('000)	**97,970**	97,836	**97,970**	97,836
Basic earnings per share (sen)	**18.34**	22.95	**48.95**	62.98
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**17,971**	22,453	**47,961**	61,616
Weighted average number of ordinary shares:				
- in issue ('000)	**97,970**	97,836	**97,970**	97,836
- adjustment for share options ('000)	**115**	19	**115**	19
- for diluted earnings per share calculation ('000)	**98,085**	97,855	**98,085**	97,855
Diluted earnings per share (sen)	**18.32**	22.95	**48.90**	62.97

9 Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date except for the disposal of a piece of leasehold property in Kota Kinabalu, Sabah at a price of RM3,600,000. The profit attributable to this disposal in the second quarter of 2002 was RM2,764,000 after Real Property Gains Tax of RM72,000.

10 Short Term Investments

a) Purchase and disposals

	3 months ended 30.9.2002 RM'000	9 months ended 30.9.2002 RM'000
Total purchase consideration	-	-
Total sale proceeds	72	1,742
Total profit on disposal	12	362

b) Investment as at 30 September 2002

	RM'000
At cost	3,356
At book value	1,839
At market value	1,856

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

During the nine months ended 30 September 2002, 197,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's Executives' Share Option Scheme.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

13 Dividends

	9 months ended 30 September 2002		9 months ended 30 September 2001	
	Gross dividend per share sen	**Amount of dividend net of 28% tax RM'000**	Gross dividend per share sen	Amount of dividend net of 28% tax RM'000
Final dividend approved by shareholders in respect of the financial year ended 31 December 2001, paid on 3 June 2002 (2001: paid on 1 June 2001)	**25**	**17,643**	25	17,610
Interim dividend declared in respect of the financial year ended 31 December 2002, paid on 9 September 2002 (2001: paid on 14 September 2001)	**15**	**10,588**	15	10,566

The Board of Directors does not recommend the payment of any additional dividend in this quarter.

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 30 September 2002, the open position of foreign currency forward contracts entered into by the Company was RM70.7 million (fair value was RM71.3 million), out of which RM19.1 million has been closed as at 19 November 2002. The total amount of foreign currency forward contracts entered into after 30 September 2002 by the Company was RM33.3 million, all of which was still outstanding as at 19 November 2002.

The details of the open contracts as at 19 November 2002 are as follows:

Maturity	Foreign Currency Amount		RM
	Euro	Yen	Equivalent
Within 1 month	6,685,733	-	25,290,651
More than 1 month, less than 3 months	11,600,000	-	42,991,100
More than 3 month, less than 6 months	4,000,000	60,000,000	16,630,920
Total	22,285,733	60,000,000	84,912,671
Fair value as at 19 November 2002			87,152,986

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than that disclosed in Note 16 below.

16 Status of Corporate Proposals

On 5 September 2002, the Company announced that it had entered into a Memorandum of Understanding ("MOU") with DaimlerChrysler AG ("DCAG") for a joint-venture ("JV") between DCAG and the Company to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia, subject to the approvals of the relevant agencies and ministries of the Malaysia government. The Ministry of International Trade and Industry has recently approved the establishment of the proposed JV. Pending all other necessary approvals, the parties to the MOU are now sorting out some salient details before entering into a formal joint-venture agreement. The Company's investment in the proposed JV is approximately RM66 million.

As announced, with the set up of the proposed JV, the Group's future earnings will be substantially reduced as a result. If the proposed JV had taken effect on 1 January 2001, the Group's net profits of RM61.4 million for the financial year ended 31 December 2001 would have been reduced to approximately RM32 million. Accordingly, earnings per share of the Group would have been reduced to approximately RM0.32 and NTA per share of the Group would have been reduced to approximately RM5.58. The proposed JV is not expected to have any material effect on the earnings and NTA of the Group for the current financial year ending 31 December 2002.

There were no corporate proposals announced but not completed at the date of issue of this quarterly report, other than the above announcement.

17 Group Borrowings and Debt Securities

There were no borrowings and debt securities as at 30 September 2002.

18 Contingent Liabilities

There were no material changes in contingent liabilities since the Annual Financial Report for the year ended 31 December 2001 to the date of issue of this quarterly report.

19 Material Litigation

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The guarantor has been adjudged a bankrupt on 30 August 2002. Meanwhile, other type of execution proceedings are still on-going. The debts have already been fully provided in the accounts in prior years.

20 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM25.0 million in the third quarter of 2002, RM5.1 million higher than the preceding quarter results attributable to positive results from its 40% owned associated company, CCL Group Properties Sdn Bhd ("CCLGP"). In the preceding quarter, CCLGP recognised an exchange loss of RM29.4 million (The Group's share was RM11.8 million) on Singapore Dollar Loans which in the past was taken directly to reserves.

The combined profits of the Company and its subsidiaries were RM22.4 million which was RM7.5 million lower than the preceding quarter attributable to higher stock write-down in the current quarter for the phased-out Mercedes-Benz E-Class models. Sales margins were under pressure in view of the current campaign to clear the phased-out E-Class models prior to the launch of the new replacement models.

21 Review of Results

The Group recorded an unaudited profit before taxation of RM72.8 million in the nine months of 2002, 21% below that of the corresponding period in 2001. The Group's results were adversely affected by the share of losses from associated companies amounted to RM5.7 million as compared to a share of profit of RM8.3 million previously.

The share of losses in associated companies was a result of the Group's 40% share of an exchange loss (RM11.8 million) accounted by CCL Group Properties Sdn Bhd on its intention to repay S$74.5 million of Singapore Dollar Loans as explained in Note 20 above. Besides that, included in the previous corresponding period was a 30% share of gain (RM3.0 million) on sale of a piece of vacant land by Cycle & Carriage (Malaysia) Sdn Berhad.

Contributions from the Company and its subsidiaries decreased by RM4.9 million attributable to the pressure on margins, particularly the E-Class models which are being phased-out soon. Also included in the previous corresponding period was a net release of RM2.0 million in provision for liabilities and charges as compared to a net increase of RM8.2 million for the current period.

22 Prospects

Barring any unforeseen circumstances, the Group's result for the current financial year are expected to be comparable with 2001.

23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 30 September 2002 that have not been reflected in the financial statements for the period ended 30 September 2002 up to the date of issue of this quarterly report.

25 Other Development

The Company has been informed by its substantial shareholder, Cycle & Carriage Limited ("CCL"), that CCL has become a subsidiary of Jardine Strategic Singapore Pte Limited (a member of the Jardine Matheson Holdings Limited Group) effective 21 November 2002. CCL's interest of 48.07% together with J.I. Motor Holdings B.V. (also a member of the Jardine Matheson Holdings Limited Group)'s interest of 12.66% in the Company, has given rise to Jardine Matheson Holdings Limited Group having a majority interest in the Company. Therefore, the Board of Directors of the Company considers Jardine Matheson Holdings Limited as its Ultimate Holding Company effective 21 November 2002.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YIP KOK LEONG
SECRETARIES

KUALA LUMPUR, 25 NOVEMBER 2002

82-3163

Submitted by Ho Yeng Tat, Group Company Secretary on 25/11/2002 to the SGX

MASNET No. 66 OF 26.11.2002
Announcement No. 66


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 22,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$1.05 per stock unit for a total consideration of S$23,100.00. Consequently, CCL's shareholding in MCL has increased slightly from 65.65% to 65.66%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 26/11/2002 to the SGX

MASNET No. 47 OF 27.11.2002
Announcement No. 47

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Board Changes and Appointment of New Chairman

The Board of Directors of Cycle & Carriage Limited ("CCL") wishes to announce that Tan Sri Dato' Seri Mohd Saleh Sulong and Mr Rin Kei Mei have resigned as directors of CCL with effect from today. Tan Sri Saleh Sulong has also stepped down as the Chairman of the Board.

Mr Anthony John Liddell Nightingale has been appointed as the new Chairman with immediate effect.

The Board is also pleased to announce the appointment of Mr Brian Richard Keelan and Mr Adam Phillip Charles Keswick as directors to the CCL Board with effect from today. The particulars relating to Mr Brian Keelan and Mr Adam Keswick are contained in separate announcements.

The Board wishes to express its appreciation to Tan Sri Saleh Sulong and Mr Rin Kei Mei for their invaluable contribution to the Board and to Tan Sri Saleh Sulong for his Chairmanship of the Board. The Board also welcomes the new directors and look forward to their participation and contribution.

Submitted by Ho Yeng Tat, Group Company Secretary on 27/11/2002 to the SGX

82-3163

MASNET No. 51 OF 27.11.2002
Announcement No. 51


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Announcement Of Appointment Of Director

Date of appointment:	27/11/2002
Name:	Adam Phillip Charles Keswick
Age:	29
Country of principal residence:	Hong Kong
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	- Finance Director, Jardine Pacific (2002 to date) Group Treasury, Jardine Matheson Group (2001 - 2002) - Treasury & Project Finance, NM Rothschild & Sons (1996 - 2001)

Other directorships

Past (for the last five years)

None

Present

EastPoint Property Management Services Limited (formerly Vandar Company Ltd)	17/12/2001
EON Bank Berhad	27/03/2002
Jardine Pacific Group Limited	13/03/2002
Jardine Pacific Limited	01/01/2002
Jardine, Matheson & Co., Limited	01/01/2002
Jardine Matheson Limited	01/01/2002
Jardine Wines and Spirits K.K.	01/10/2002
K.K. Halifax Associates	28/03/2002

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
No

2. Are there any unsatisfied judgements outstanding against you ?
No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
No

Submitted by Ho Yeng Tat, Group Company Secretary on 27/11/2002 to the SGX

MASNET No. 54 OF 27.11.2002
Announcement No. 54


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Announcement Of Appointment Of Director

Date of appointment:	27/11/2002
Name:	Brian Richard Keelan
Age:	47
Country of principal residence:	Hong Kong
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	- Group Strategy Director, Jardine Matheson (2001 to date) - Managing Director, Corporate Finance, UBS Warburg (1989 - 2001)

Other directorships

Past (for the last five years)

UBS Warburg

Present

City Disputes Panel Limited	24/04/1994
Dairy Farm International Holdings Limited	26/07/2001
Dairy Farm Management Services Limited	19/07/2001
Hongkong Land Holdings Limited	26/07/2001
Hongkong Land Limited	20/07/2001
Jardine Lloyd Thompson Limited	01/10/2001
Jardine Matheson Holdings Limited	22/05/2001
Jardine Matheson Limited	05/06/2001
Jardine Motors Group Limited	18/09/2001
Jardine Pacific Limited	01/09/2001
Jardine Strategic Holdings Limited	27/07/2001
Mandarin Oriental International Limited	26/07/2001
Mandarin Oriental Hotel Group International Limited	19/07/2001

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder

(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) **Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?**
○ Yes ● No

1(b) **Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?**
○ Yes ● No

1(c) **Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?**
○ Yes ● No

2. **Are there any unsatisfied judgements outstanding against you ?**
○ Yes ● No

3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
○ Yes ● No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
○ Yes ● No

5. **Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
○ Yes ● No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
○ Yes ● No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
○ Yes ● No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?

○ Yes ● No

Submitted by Ho Yeng Tat, Group Company Secretary on 27/11/2002 to the SGX

MASNET No. 75 OF 09.12.2002
Announcement No. 75


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE REDUCES SHAREHOLDING IN ITS ASSOCIATED COMPANY, MTU ASIA PTE LIMITED

Pursuant to Rule 704(16)(c) of the Listing Manual, Cycle & Carriage Limited ("CCL") wishes to announce that it has today disposed of 500 ordinary shares of S$1,000 each fully paid in MTU Asia Pte Limited ("MTU Asia"), representing 10% of MTU Asia's issued share capital, to MTU Asia for a total cash consideration of S$10 million. The consideration was arrived at on a willing buyer and willing seller basis.

The principal activities of MTU Asia relate to the marketing and distribution of diesel engines and the marketing of spare parts, including associated equipment, the overhauling and repairing of diesel engines, and the assembly and testing of diesel generating sets.

Following the disposal, CCL's interest in MTU Asia has been reduced from 24.5% to 14.5%. Consequently, MTU Asia has ceased to be an associated company. CCL's intention is to dispose of the remaining interest eventually. The transaction forms part of CCL's strategy to phase out and exit from non-core activities.

The transaction is not expected to have a material effect on the earnings per share and net tangible assets of the CCL Group for the current financial year ending 31 December 2002.

None of the directors or substantial shareholders of CCL has any interest, directly or indirectly, in the transaction.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/12/2002 to the SGX

MASNET No. 102 OF 09.12.2002
Announcement No. 102


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Cycle & Carriage Bintang Berhad ("CCB" or "Company")
Joint-Venture between CCB and DaimlerChrysler AG ("DCAG") (" JV")

We append below an announcement released by our Malaysian associated company, Cycle & Carriage Bintang Berhad ("CCB"), to the Kuala Lumpur Stock Exchange today, relating to the entry into a joint venture between CCB and DaimlerChrysler AG to carry out the business of wholesale distribution of Mercedes-Benz vehicles in Malaysia.

Cycle & Carriage Limited ("CCL") has a 48% stake in CCB.

The joint venture is not expected to have any significant impact on CCL's consolidated earnings and net tangible assets per share for the current financial year ending 31 December 2002.

Had the joint venture been in place in 2001, CCL's consolidated earnings per share after exceptional items for the year ended 31 December 2001 would have decreased by approximately 2.9 cents from 51.1 cents and its consolidated net tangible assets per share would have reduced by approximately S$0.03 from S$3.36 as at 31 December 2001.

"QUOTE"

1. INTRODUCTION

Further to the announcement dated 5 September 2002, the Board of Directors ("Board") of CCB wishes to announce that CCB and DCAG had, on 9 December 2002, entered into a joint-venture agreement on the restructuring of the wholesale distribution of Mercedes-Benz branded vehicles in Malaysia ("Agreement"). The signing of the Agreement is a follow-up to the Memorandum of Understanding which was signed on 5 September 2002.

2. SALIENT DETAILS OF THE AGREEMENT

2.1 Corporate Name

The name of the joint-venture company ("JVC") shall be DaimlerChrysler Malaysia Sdn Bhd or such other company name as may be agreed by the parties and approved by the relevant Malaysian authorities.

2.2 Objectives of the JVC

The main objectives of the JVC shall include, inter-alia, the following:

(i) purchase of and import into Malaysia of completely-built-up, completely-knocked-down and semi-knocked-down motor vehicles;

(ii) local assembly of motor vehicles;

(iii) distribution of motor vehicles and spare parts; and

(iv) responsibility for and performance of after sales service.

2.3 Share Capital

The JVC shall have an initial authorised capital of RM134,700,000. The initial issued share capital shall be RM134,700,000 consisting of 134,700,000 shares at a par value of RM1 each.

2.4 JV Participation and Rights

DCAG shall subscribe for 51% in the shares in the JVC on the completion date of the JV when the payment for the subscribed shares shall take place (the date when all the conditions of the JV has been fulfilled), i.e. 68,697,000 Class A shares at a par value of RM1 each, whilst CCB shall subscribe for 49% of the shares in the JVC on the completion date of the JV, i.e. 66,003,000 Class B shares at a par value of RM1 each. The rights related to the Class A shares and Class B shares shall be set out in the Articles and Memorandum of Association. There are put and call options in respect of CCB's stake which are exercisable at any time after the fifth anniversary of the completion date of the JV.

2.5 *Annual Returns*

For the period from 1 January 2003 to 31 December 2007, CCB shall be entitled to receive an annual return in respect of its shareholding in the JVC in place of profit participation in the JVC.

From 1 January 2008, CCB shall be entitled to receive an annual return based on, amongst others, the paid-in capital of the shares in JVC held by CCB and a margin above the annual yield on government bonds issued by Malaysia.

2.6 Distribution of motor vehicles

DCAG shall grant to JVC, distributor rights on the wholesale level in Malaysia for Mercedes-Benz brand passenger cars, buses, trucks and vans. The spare parts and vehicle stock shall be owned and operated by the JVC.

The existing Agency Agreement dated 30 October 1974 between Mercedes-Benz AG-the legal predecessor of DCAG-and CCB, as amended from time to time, shall terminate when the JV takes effect.

2.7 Retail Business

CCB shall be appointed as a major dealer of JVC with outlets in Klang Valley, Ipoh, Kuching and Johor Bharu.

3. Source of funds

The financing of the investment in the JVC will be from internally generated funds of CCB.

4. DETAILS OF THE JV PARTNER - DCAG

The JV partner is DaimlerChrysler AG which is listed on the Frankfurt and New York Stock

Exchanges.

DCAG's principal activity is the manufacture and distribution of automobiles and trucks. The company offers a wide range of products and brands including the Mercedes-Benz and is also involved in a range of other businesses.

5. RATIONALE FOR THE JV

The automotive industry has been characterised by the global trend of manufacturers seeking greater involvement and partnership in the distribution value chain. DCAG has been pursuing an active participation in the wholesale business in various countries in the region. With the JV, there will be a transfer of expertise in technology, an improvement in business activities and additional employment created in the supply chain and within the joint-venture set-up in Malaysia. This is in tandem with DCAG's plans to strengthen its Malaysian operations in partnership with CCB and to exploit regional opportunities under the ASEAN Free Trade Zone.

6. EFFECTS OF THE JV

6.1 Share capital and substantial shareholdings

The JV will not have any effect on the issued and paid-up share capital and the shareholding structure of CCB, as the JV does not involve any issuance of CCB shares.

6.2 Earnings and Net Tangible Asset ("NTA")

With the set up of the JV, CCB's future earnings will be substantially reduced. If the JV had taken effect on 1 January 2001, CCB's group net profits of RM61.4 million for the financial year ended 31 December 2001 would have been reduced to approximately RM32 million. Accordingly, earnings per share of CCB would have been reduced from RM0.63 to RM0.32 and NTA per share of CCB would have been reduced from RM5.88 to RM5.58. The JV is not expected to have any effect on the earnings and NTA of CCB for the current financial year ending 31 December 2002.

7. APPROVAL OBTAINED/REQUIRED FOR THE JV

The approval of the Ministry of International Trade and Industry for the JV has been obtained on 21 October 2002. Subject to the approval of the Foreign Investment Committee being obtained, the JV will take effect on 1 January 2003.

8. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

None of the Directors and/or major shareholders of CCB and persons connected to them, insofar as the existing Directors and major shareholders are able to ascertain and are aware, has any interest, direct or indirect, in the JV.

9. FUTURE OF CCB AND DIRECTORS' OPINION

The parties are confident that the JV will mark a new beginning for the distribution of Mercedes-Benz products in Malaysia with renewed commitment and support from DCAG and CCB's goodwill with the retail customers established over many years. This is expected to

strengthen the brand presence in the market place with mutual benefits to CCB, in its new role as a major dealer, and DCAG. CCB will also be making greater efforts to diversify its revenue base through its representation of other motor vehicle brands.

The Directors of CCB, having considered all aspects of the JV and taking into consideration DCAG's pursuit of active participation in the wholesale business in this region, are of the opinion that the JV is in the best interests of the Company.

This announcement is dated 9 December 2002.

'UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 09/12/2002 to the SGX

MASNET No. 29 OF 13.12.2002
Announcement No. 42


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Announcement Of Appointment Of Strategy Director

Date of appointment:	31/01/2003
Name:	Adam Phillip Charles Keswick
Age:	29
Country of principal residence:	Hong Kong
Whether appointment is executive, and if so, the area of responsibility:	Executive - Strategy Director of Cycle & Carriage Limited
Working experience and occupation(s) during the past 10 years:	- Finance Director, Jardine Pacific (2002 to date) - Group Treasury, Jardine Matheson Group (2001 - 2002) - Treasury & Project Finance, NM Rothschild & Sons (1996 - 2001)

Other directorships

Past (for the last five years)

None

Present

EastPoint Property Management Services Limited (formerly Vandar Company Ltd)	17/12/2001
EON Bank Berhad	27/03/2002
Jardine Pacific Group Limited	13/03/2002
Jardine Pacific Limited	01/01/2002
Jardine, Matheson & Co., Limited	01/01/2002
Jardine Matheson Limited	01/01/2002
Jardine Wines and Spirits K.K.	01/10/2002
K.K. Halifax Associates	28/03/2002
Cycle & Carriage Limited	27/11/2002
MCL Land Limited	27/11/2002
Mindset Limited	
20/11/2002	

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
○ Yes ● No

Submitted by Ho Yeng Tat, Group Company Secretary on 13/12/2002 to the SGX

82-3163

MASNET No. 12 OF 18.12.2002
Announcement No. 12


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

ANNOUNCEMENT OF INDONESIAN ASSOCIATED COMPANY

We append below the public announcement released by our 31% associated company, P.T. Astra International Tbk, in Jakarta for information.

"QUOTE"

Jakarta, 18 December 2002

Astra Prices Rp 1.4 trillion Rights Issue

Jakarta : Astra today announced the terms of its fully underwritten rights issue, which is subject to shareholders' approval at an EGM on Friday 20 December 2002. The price has been fixed at Rp 1,000 per rights share. 1,404 million new rights shares are being offered to existing shareholders on the basis of 7 new rights shares for every 13 existing shares held and will raise a total of Rp1.40 trillion or approx. US$158 million equivalent for the Company, before expenses. An additional 45.7 million shares may be issued subject to the exercise of outstanding Warrants and ESOP options prior to the record date, which would increase the rights issue to 1,429 million rights shares or approx. US$161m equivalent.

The gross issue proceeds are greater than the indicative guidance of US$100 million to US$150 million that Astra made at the time of its regulatory filing for the rights issue on 18 November 2002 given the strong support the market has given to the Astra share price since this time and the strength of the underwriting group assembled for the rights issue. This comprises existing major shareholders Cycle & Carriage, International Finance Corporation and Capital International, together with leading international investment banks ING Bank, JP Morgan and UBS Warburg. These parties have made the following combined commitments :

	US$ million
Cycle & Carriage	up to 87.5*
Capital International	27.0
International Finance Corporation	20.0
ING Bank, JP Morgan and UBS Warburg	26.5

Total	**161.0**

* *Cycle & Carriage has given an irrevocable undertaking to subscribe to its pro-rata entitlement of approx. US$50m and to take excess new rights shares up to US$37.5m equivalent.*

The rights issue represents the largest new equity capital raising exercise by an Indonesian company since the Asian financial crisis in 1997.

The pricing at Rp1,000 per share represents a 51.4% discount to the theoretical ex-rights price of Rp 2,056 as at 17 December 2002.

Astra's shares trade cum-rights up to and including Thursday 9 January 2003 with shares going ex-rights on Friday 10 January 2003. The record date is 14 January 2003. Astra Management is planning to meet with local and international investors on a global roadshow in mid-January with the rights being traded from 22 to 28 January 2003. The last date for existing shareholders to subscribe to their rights entitlements is 29 January 2003.

Commenting on the rights issue Budi Setiadharma, Astra's President Director, stated "We are delighted to be launching this rights issue in such quick succession to ours lenders' approval of our debt rescheduling on 12 December. With the achievement of these two major milestones we can fully focus our efforts on delivering enhanced value to our shareholders and other major stakeholders."

ING and JP Morgan are acting as joint lead managers for the rights issue, with UBS Warburg acting as co-lead manager.

Contacts

PT Astra International Tbk — Aminuddin
Corporate Secretary. (+6221-6530-4956)

ING — Paul Kelly, Managing Director
Equity Capital Markets. (+852-2848-9665)

Rusmin Kasim, Vice President
Corporate Finance. (+6221-515-7389)

JP Morgan — Rupert Fane, Vice President
Equity Capital Markets. (+852-2843-8390)

Didi Yahya, Vice President
Corporate Finance. (+6221-5291-8536)

Principal Terms of the Rights Issue

Subscription price	Rp1,000
No. of rights shares	1,404,232,181 to 1,428,823,107
Rights ratio	7 Rights Shares for every 13 Astra Shares owned on the Record Date
Gross proceeds	Up to Rp1.43 trillion (approx. US$161m equivalent)
Shareholders' EGM	20 December 2002
Cum-date	9 January 2003
Ex-date	10 January 2003
Record date	14 January 2003
Last day to exercise rights	29 January 2003
Use of proceeds	First US$60 million available to meet principal and interest payments Excess above US$60 million available for investment in Subsidiaries and Associates such as United Tractors, and general corporate purposes, including working capital, capital expenditures and debt repurchases
Discount to theoretical ex-rights price as at 17/12/02	51.4%

"UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 18/12/2002 to the SGX

82-3163

MASNET No. 97 OF 16.01.2003
Announcement No. 97


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES SHAREHOLDING IN ITS SUBSIDIARY, MCL LAND

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 76,000 stock units of S$1.00 each ("Additional Stock Units") in MCL Land Limited ("MCL") at S$0.9562 per stock unit for a total consideration of S$72,671.20. Consequently, CCL's shareholding in MCL has increased slightly from 65.66% to 65.68%.

None of the substantial shareholders or directors of CCL has any interest, direct or indirect, in the acquisition of the Additional Stock Units.

Submitted by Ho Yeng Tat, Group Company Secretary on 16/01/2003 to the SGX

MASNET No. 6 OF 05.02.2003
Announcement No. 22


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE LIMITED INCREASES ITS SHAREHOLDING IN ITS ASSOCIATED COMPANY, PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("C&C") wishes to announce that it has, through its wholly-owned subsidiary, Cycle & Carriage (Mauritius) Limited, acquired and subscribed for an aggregate of 553,415,629 rights shares ("Acquisition of Rights Shares") of nominal value Rp. 500 each in the capital of PT Astra International Tbk ("Astra International") pursuant to Astra International's rights issue ("Rights Issue") for a total consideration of US$77.7 million (or S$134.7 million) as set out below:

	Purchase of Rights			Subscription of Rights Shares			
Transaction	**Settlement Date**	**Purchase Price (Rp per Rights)**	**No. of Rights**	**Subscription Date**	**Subcription Price (Rp per Rights Shares)**	**No. of Rights Shares**	**Consideration (US$ million)**
C&C's Rights Entitlement	-	-	-	28.01.03	1,000	437,439,086	49.1
Nil-paid rights from Toyota Motor Corporation and the market	Between 27.01.03 and 28.01.03	Between 1,293 and 1,300	105,886,154	-	-	-	15.6
	-	-	-	28.01.03 and 29.01.03	1,000	105,886,154	11.9
Excess Rights Shares	-	-	-	03.02.03	1,000	10,090,389	1.1
Total						**553,415,629**	**77.7 (S$134.7 million)**

In addition to the Acquisition of Rights Shares, C&C has also acquired an aggregate of 11,273,000 shares ("Additional Shares") of nominal value Rp. 500 each in the capital of Astra

International ("Shares") from the market for a total consideration of US$2.8 million (or S$4.9 million).

Salient facts of the Rights Issue

On 18 December 2002, C&C released an announcement of the proposed fully underwritten Rp 1.4 trillion rights issue by Astra International, its Indonesian associated company. It was stated that C&C had given an irrevocable undertaking to subscribe for its pro-rata entitlement of approximately US$50 million, and to subscribe for excess new rights shares of up to US$37.5 million equivalent. The proposed rights issue was approved at an extraordinary general meeting of Astra International shareholders on 20 December 2002.

Pursuant to the Rights Issue, shareholders of Astra International received share subscriptions rights ("Rights") on a pro-rata basis in accordance to their shareholdings on the record date which entitled them to subscribe for an aggregate of 1,404,780,175 new shares ("Rights Shares") on the basis of 7 Rights Shares for every 13 existing Shares.

Each of the Rights entitled the shareholder to subscribe for 1 Rights Share at the subscription price of Rp. 1,000 per Share to be exercised between 22 January 2003 to 29 January 2003. Astra International shareholders could also apply for additional shares in excess of their allocated Rights which remain unsubscribed for at the close of business on 29 January 2003 ("Excess Rights Shares").

Allotment of the Excess Rights Shares were made by Astra International on 3 February 2003.

Increase in C&C's shareholding interest in Astra International

As set out in the table above, C&C has subscribed for its proportionate Rights entitlement of 437,439,086 Rights Shares and for 10,090,389 Excess Rights Shares. In addition, it also acquired an aggregate of 105,886,154 nil-paid Rights. The 553,415,629 Rights Shares acquired and subscribed for under the Rights Issue represent 39.4% of the Rights Issue Shares, increasing C&C's shareholding in Astra to 34.03% of the enlarged issued share capital of Astra International.

Further to the above, C&C also acquired an aggregate of 11,273,000 Shares, being the Additional Shares from the market. The Additional Shares represent 0.28% of Astra International's enlarged issued share capital.

Prior to the Acquisition of Rights Shares and Additional Shares, C&C owned 31.14% of the issued share capital of Astra International. To date, C&C's interest has increased to 34.31% of the enlarged issued share capital of Astra International.

Rationale

In addition to taking up its pro-rata Rights allocation in Astra International, C&C also increased its shareholding interest in Astra International under the Rights Issue and by acquiring

Additional Shares. The Rights Issue at a steep discount to the existing price represented an excellent opportunity for C&C to increase its shareholding in Astra International at a low price.

This is in line with C&C's objective to consolidate and enhance its position in the Southeast Asian automotive sector. C&C also believes that Astra International will continue to maintain its dominant position in the Indonesian automobile and motorcycle markets and contribute positively to C&C due to its good long-term prospects.

Funding

The Acquisition of Rights Shares and Additional Shares were funded by internal resources and external borrowings.

C&C had on 21 January 2003 obtained a loan facility of up to S$100 million from a consortium of 3 banks to be used to finance C&C's participation in the Rights Issue.

Financial effects

The financial effects of the Acquisition of Rights Shares and Additional Shares, including its impact on the net tangible assets per share and earnings per share of C&C, will be announced together with C&C's full year results announcement for the financial year ended 31 December 2002, expected to be released on or about 25 February 2003.

Directors' and controlling shareholders' interests

None of the directors or controlling shareholders C&C have any interest, direct or indirect, in the Acquisition of Rights Shares and Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/02/2003 to the SGX

82-3163

MASNET No. 43 OF 20.02.2003
Announcement No. 56


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Memorandum of Understanding between PT Astra International Tbk and Toyota Motor Corporation on the Proposed Reorganisation of Indonesian Joint-Venture Company, PT Toyota-Astra Motor

We append below for information, the press release issued today in Jakarta by our 34.3% owned Indonesian associated company, PT Astra International Tbk, relating to the signing of a memorandum of understanding with Toyota Motor Corporation, in respect of the reorganization of the manufacturing and distributor business of its joint-venture company, PT Toyota-Astra Motor.

"QUOTE"

Parent Companies of P.T. Toyota-Astra Motor Reach Basic Agreement on Reorganization of Indonesian Joint Venture

Tokyo/Jakarta—P.T. ASTRA INTERNATIONAL Tbk (AI) and TOYOTA MOTOR CORPORATION (TMC), the parent companies of Indonesia-based P.T. Toyota-Astra Motor (TAM), announced today that they have reached a basic agreement on the reorganization of TAM into separate manufacturing and distribution entities. AI President Director Budi Setiadharma, AI Vice President Director Michael Ruslim and TMC Managing Director Akio Toyoda jointly signed a memorandum of understanding on this agreement today in Jakarta.

With the planned reorganization of TAM, TMC will acquire a majority stake of 95% in the manufacturing entity to enhance its operations as a global production, supply and export center of multipurpose vehicles and their gasoline engines. Meanwhile, AI will maintain its majority stake of 51% in the distribution entity to take the initiative in sales operations in Indonesia.

Both AI and TMC will maintain their collaborative relationship, continue active capital investment and simultaneously strengthen sales activities in Indonesia by positioning Indonesia as a significant supply and sales base.

AI and TMC, through continued talks, intend to reach a final agreement on TAM's reorganization by the middle of 2003. Details will be available pending the completion of the related business contracts.

Outline of TAM

Company name	P.T. Toyota-Astra Motor
Location	Jl. Laks. Yos Sudarso, Sunter II, Jakarta Utara, Indonesia
President	Johnny Darmawan Danusasmita

Capital	19,523 million rupiah
Ownership	P.T. Astra International Tbk: 51%, Toyota Motor Corporation: 49%
Fields of business	Production, sales, exports, etc. of Toyota products
Wholesales Units in 2002	85,016 units (Kijang, Dyna, Corolla, Camry, etc.)
Units produced in 2002	84,747 units (Kijang, Dyna, Corolla, Camry, etc.)
Total Sales	9,496 billion rupiah including 1,397 billion rupiah by exports
Number of employees	Approx. 4,900 (as of January 2003)

"UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 20/02/2003 to the SGX

MASNET No. 72 OF 24.02.2003
Announcement No. 72


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

4TH QUARTER REPORT OF MALAYSIAN ASSOCIATED COMPANY

We append below the 4th Quarter Report released by our Malaysian associated company to the Kuala Lumpur Stock Exchange on 24 February 2003 for information.

  

Summary (CCB).pd CCB (Dec 2002) Income Statement. CCB (Dec 2002) Balance Sheet.p

 

CCB (Dec 2002) CashFlow.pı CCB (Dec 2002) Statement of Changes in Equit



CCB (Dec 2002) Notes to Financial Info

Submitted by Ho Yeng Tat, Group Company Secretary on 24/02/2003 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD

Condensed Consolidated Income Statements
for the fourth quarter ended 31 December 2002

	Note	Unaudited 3 months ended		Audited 12 months ended	
		31.12.2002 RM'000	31.12.2001 RM'000	31.12.2002 RM'000	31.12.2001 RM'000
REVENUE	3 & 4	**181,448**	178,608	**807,872**	740,772
EXPENSES EXCLUDING FINANCE COST AND TAX		**(170,238)**	(177,010)	**(725,483)**	(658,092)
OTHER OPERATING INCOME		**2,103**	3,014	**9,451**	5,512
PROFIT FROM OPERATIONS		**13,313**	4,612	**91,840**	88,192
FINANCE COST		**(1)**	(193)	**(5)**	(371)
SHARE OF RESULTS OF ASSOCIATED COMPANIES		**1,713**	892	**(4,029)**	9,156
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		**15,025**	5,311	**87,806**	96,977
TAXATION	7				
- Company and subsidiary companies		**(1,531)**	(4,902)	**(24,911)**	(33,686)
- associated companies		**(416)**	(629)	**(1,856)**	(1,895)
		(1,947)	(5,531)	**(26,767)**	(35,581)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**13,078**	(220)	**61,039**	61,396
		sen	sen	**sen**	sen
Earnings per share	8				
- basic		**13.35**	(0.23)	**62.29**	62.75
- diluted		**13.34**	(0.23)	**62.24**	62.73

CYCLE & CARRIAGE BINTANG BERHAD

Condensed Consolidated Cash Flow Statement
for the fourth quarter ended 31 December 2002

	Note	Audited 12 months ended 31.12.2002 RM'000	12 months ended 31.12.2001 RM'000
OPERATING ACTIVITIES			
Cash from operations		157,073	13,724
Interest paid		(5)	(371)
Interest received		2,018	554
Taxation paid		(62,812)	(26,298)
Net cash flow from operating activities		96,274	(12,391)
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		3,764	3,287
Purchase of property, plant and equipment		(14,046)	(7,442)
Proceeds from disposal of investment	10	1,742	-
Dividends received		17,874	25,063
Net cash flow from investing activities		9,334	20,908
FINANCING ACTIVITIES			
Proceeds from issue of shares		918	-
Dividends paid	13	(28,231)	(28,176)
Net cash flow from financing activities		(27,313)	(28,176)
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		78,295	(19,659)
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		11,420	31,079
- END OF PERIOD		89,715	11,420

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the fourth quarter ended 31 December 2002

82-3163

1 Basis of Preparation

This interim report is prepared in accordance with Malaysian Accounting Standards Board ("MASB") Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Kuala Lumpur Stock Exchange, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2001.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2001 except for the adoption of new MASB standards applicable to the Group with effect from 1 January 2002. The adoption of these new standards has no material effects on the financial statements for the year ended 31 December 2002 except for:

a) The effect of applying MASB Standard No. 19 "Events After Balance Sheet Date" with respect to recognition of proposed dividend. In accordance with MASB 19, proposed final dividend can no longer be recognised as a liability when proposed by the directors. Accordingly, the proposed final dividend for the year ended 31 December 2001 amounting to RM17,610,000 has been adjusted against retained earnings at 1 January 2002. The comparative had also been restated to conform with the standard; and

b) The Group's holding of 6,487,000 ordinary shares of RM1 each in Park May Berhad came on hand in December 2001, but at 31 December 2001 the investment was recognised in the financial statements at a nominal value of RM1. The market value of these shares at 31 December 2001 was RM4,736,000. With the adoption of MASB Standard No. 20 "Provision, Contingent Liabilities and Contingent Assets" with effect from 1 January 2002 and as the inflow of economic benefits from the holding of the shares is virtually certain, it is appropriate to recognise this asset in the financial statements. In line with the transitional provisions, the effect of adopting this Standard on its effective date had been reported as an adjustment to the opening balance of retained earnings at 1 January 2002 by the value of the shares at 31 December 2001 of RM4,736,000. The comparative information is not restated.

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2001 were not subject to any qualification by the auditor.

3 Segment Reporting

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Item

Individually significant item for the fourth quarter ended 31 December 2002 is as follows:

a) Trade and other payables included RM4.8 million set aside for employees' separation costs arising from the cessation of the Mercedes-Benz wholesale business.

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the fourth quarter ended 31 December 2002

9 Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date except for the disposal of a piece of leasehold property in Kota Kinabalu, Sabah at a price of RM3,600,000. The profit attributable to this disposal in the second quarter of 2002 was RM2,764,000 after Real Property Gains Tax of RM72,000.

10 Short Term Investments

a) Purchase and disposals

	3 months ended 31.12.2002 RM'000	12 months ended 31.12.2002 RM'000
Total purchase consideration	-	-
Total sale proceeds	-	1,742
Total profit on disposal	-	362

b) Investment as at 31 December 2002

	RM'000
At cost	3,356
At book value	1,103
At market value	1,122

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

During the year ended 31 December 2002, 197,000 ordinary shares of RM1 each were issued by the Company for cash by virtue of the exercise of options pursuant to the Company's Executives' Share Option Scheme.

Other than that, there were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

13 Dividends

	12 months ended 31 December 2002		12 months ended 31 December 2001	
	Gross dividend per share sen	**Amount of dividend net of 28% tax RM'000**	Gross dividend per share sen	Amount of dividend net of 28% tax RM'000
Final dividend approved by shareholders in respect of the financial year ended 31 December 2001, paid on 3 June 2002 (2000: paid on 1 June 2001)	25	17,643	25	17,610
Interim dividend declared in respect of the financial year ended 31 December 2002, paid on 9 September 2002 (2001: paid on 14 September 2001)	15	10,588	15	10,566

The Board of Directors recommend the payment of a final gross dividend of 25 sen per share on 98,032,500 ordinary shares, less income tax, amounting to RM17,646,000, in this quarter, which subject to the approval of shareholders at the forthcoming Annual General Meeting of the Company, will be paid on 23 June 2003 to shareholders whose names appear in the Company's Register of Members and Record of Depositors on 30 May 2003.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the fourth quarter ended 31 December 2002

18 Contingent Liabilities

There were no material changes in contingent liabilities since the Annual Financial Report for the year ended 31 December 2001 to the date of issue of this quarterly report except for the recognition of contingent liabilities amounting to RM5.0 million in relation to the recognition of "years of service" for employees who joined DaimlerChrysler Malaysia Sdn Bhd.

19 Material Litigation

The Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for a settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company is initiating several modes of execution proceedings against both the debtor and the guarantor. The guarantor has been adjudged a bankrupt on 30 August 2002. Meanwhile, other types of execution proceedings are still on going. The debts have already been fully provided in the accounts in prior years.

20 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group recorded an unaudited profit before taxation of RM15.0 million in the fourth quarter of 2002, RM10.0 million lower than the preceding quarter results attributable to an accrual on employees' separation costs of RM4.8 million arising from the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd; an increase in extended warranty provision in view of the strength of the EURO and anticipated higher costs of repair; and softer last quarter sales in line with industrial trend.

The Group's share of associated companies' pre-tax results was RM1.0 million lower than the preceding quarter as reflected in the preceding quarter was translation gain on consolidation of Singapore Dollar dividend and loans taken by 40% owned associate, CCL Group Properties Sdn Bhd.

21 Review of Results

The Group achieved a profit before taxation of RM87.8 million, a 9% decline from 2001. The result was affected by losses in its 40% owned CCL Group Properties ("CCLGP"), which was partly offset by improved contribution from the Group's core motor vehicle businesses.

The Group's pre-tax profit before associates was RM91.8 million, up RM4 million against the corresponding year attributable to improved contribution from the Mercedes-Benz operations and the turn around of Mazda operations. The Mercedes-Benz marque had a successful year with passenger car registered sales increasing by 27% to 3,100 units, representing 48% of the luxury car market. This was attributable mainly to a full year's sales of the C-Class and the promotion of the phased-out E-Class ahead of the launch of the new E-Class.

The Group suffered a RM12.4 million exchange loss following CCLGP's repayment and reclassification of outstanding Singapore Dollar denominated loans. This was partially offset by the Group's share of CCLGP's RM1.2 million property revaluation surplus. Movements in exchange losses and property revaluations are now taken through the profit & loss whereas previously only reserves were affected.

22 Prospects

The Group's future earnings will be substantially reduced as a result of the set up of the new joint-venture company, DaimlerChrysler Malaysia Sdn Bhd, to assume the Mercedes-Benz wholesale business in Malaysia effective 1 January 2003.

Had the joint venture been in place at 1 January 2002, the Directors estimate that the proforma effect of this transaction would be a reduction of consolidated profit from operations for the financial year ended 31 December 2002 by approximately 56% and a reduction of the Company's profit from operations for the financial year by approximately 45%.

The Group will be making greater efforts to diversify its revenue base through its representation of other motor vehicle brands.

82-3163

MASNET No. 36 OF 25.02.2003
Announcement No. 36


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2002 PROFIT AND DIVIDEND ANNOUNCEMENT

We append below the unaudited 2002 Profit and Dividend Announcement of Cycle & Carriage Group together with a slide presentation for the financial year ended 31 December 2002.


2002 Profit & Dividend.pc


AR 2002.pdf

These are also available on the website of Cycle & Carriage Limited at www.cyclecarriage.com

Submitted by Ho Yeng Tat, Group Company Secretary on 25/02/2003 to the SGX

82-3163



CYCLE & CARRIAGE

25 February 2003

CYCLE & CARRIAGE LIMITED
2002 PROFIT AND DIVIDEND ANNOUNCEMENT

Highlights

- Underlying profit up 57% due mainly to equity-accounted Astra earnings
- Balance sheet recovery at Astra, but no dividend yet
- Singapore Motors affected by weak market
- Good result from property interests

"The unsettled economic conditions experienced during 2002 are expected to continue and the Group's attributable profit will again be affected by the value of the Indonesian Rupiah. The impact of exchange rate fluctuations is, however, being reduced through substantial repayment of Astra's US dollar debt."

Anthony Nightingale, *Chairman*
25 February 2003

Results

	Year ended 31 December		
	2002	2001	Change
	S$m	S$m	%
Revenue	**4,986**	4,641	+7
Trading profit	**428**	292	+47
Underlying net profit	**261**	166	+57
Net profit after exceptional items	**231**	120	+92
	cts	cts	%
Underlying earnings per share	**108.9**	70.3	+55
Earnings per share after exceptional items	**96.3**	50.9	+89
Dividends per share	**15.0**	15.0	–
	S$m	S$m	%
Shareholders' funds	**1,035**	806	+28
	S$	S$	%
Net asset value per share	**4.28**	3.38	+27

The 2002 results are unaudited

more

CYCLE & CARRIAGE LIMITED
PROFIT AND DIVIDEND ANNOUNCEMENT 82-3163
FOR THE YEAR ENDED 31 DECEMBER 2002

The Group achieved satisfactory trading performances in most of its operations in 2002 despite the generally weak economic environment in the region. In particular, Astra's result benefited from strong demand and a strengthening of the Indonesian currency. At the year-end a major strategic objective was achieved with the refinancing of Astra through a debt restructuring and a substantial rights issue which was supported by Cycle & Carriage.

Performance

The Group's underlying profit, rose 57% to S$261 million, or S$1.09 per share, with the increase in the equity-accounted contribution from Astra being the major component. Net profit, after exceptional items, grew by 92% to S$231 million, or S$0.96 per share. The net result benefited from a profit recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah, compared to a loss in the prior year, and the share of a gain on disposal by Astra, but these were offset by a write-down in the value of MCL Land's investment property, exchange losses on loans to subsidiaries and the writing-off of deferred tax assets in Indonesia and Australia.

Underlying earnings from motor vehicle operations fell 18% to S$53 million due to a decline in Singapore's highly competitive market. Growth in the non-national car sector in Malaysia enabled Cycle & Carriage Bintang to increase its sales and profits. The Australian motor business recorded a loss due to reduced Hyundai unit sales and margins, while the New Zealand motor operations more than doubled their profits as they increased market share in an expanding commercial vehicle market.

The contribution from property, excluding exceptional items, rose from S$14 million to S$40 million with a good increase in MCL Land's earnings arising from the successful sale of a number of residential developments in Singapore.

Economic stability in Indonesia assisted Astra's strong growth and enabled it to increase its earnings contribution to S$185 million, up 74%. Astra's motor businesses benefited from improved markets, while its agribusiness contribution grew significantly due to the escalation in crude palm oil prices.

Cycle & Carriage's consolidated net debt was reduced by S$235 million to S$634 million at the year-end due to improved working capital management and the sale by MCL Land of residential developments. Shareholders' funds increased to S$1,035 million, or S$4.28 per share compared with S$3.38 per share at the end of 2001. The return on capital employed, excluding exceptional items, improved to 22% from 15%.

The Board is recommending a final dividend of S$0.12 per share less income tax. This, together with the interim dividend, will give a total dividend for the year of S$0.15 per share, unchanged from the previous year. A scrip dividend alternative will continue to be available to shareholders.

82-3163

Developments
2002 was a significant year for Cycle & Carriage as it became a subsidiary member of the Jardine Matheson Group following a successful partial offer by Jardine Strategic to increase its interest to 50.2%. Jardine Strategic has been a major supportive shareholder for over ten years.

During the year the Group was able to increase its shareholding in MCL Land to nearly 66%. The 5.7% of MCL Land received by Jardine Strategic under its 'chain principle' offer was acquired by the Group at a discount to net asset value, and this was supplemented further by market purchases.

In Malaysia, Cycle & Carriage Bintang reached agreement for DaimlerChrysler to take over the Mercedes-Benz distribution rights with effect from 1 January 2003. Cycle & Carriage Bintang holds a 49% stake in the new distribution joint-venture, albeit with limited profit and management rights, and remains the major retailer of Mercedes-Benz cars in Malaysia. Nevertheless, the new distribution arrangement will have an adverse impact on profitability going forward.

In December, Astra's creditors approved a restructuring of its debt that extended the maturity to 2009 and provided an attainable repayment schedule. This was followed in January 2003 by a rights issue raising some S$280 million, in which the Group participated to the extent of S$135 million. This, together with market purchases, has enabled the Group to increase its stake in Astra to 34.3%. With a significant reduction in debt and increase in retained earnings, Astra should now be restored to full financial strength, although the ultimate test will be its ability to reinstate its dividend on a sustainable basis.

In February 2003, Astra announced that it had signed a Memorandum of Understanding with Toyota Motor Corporation on the re-organisation of P.T. Toyota-Astra Motor into separate manufacturing and distribution entities. Under the re-organisation, Toyota will increase its interest in the manufacturing entity to 95%, enabling it to be integrated into Toyota's international production capacity, while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached by the middle of the year.

The Company will be announcing that it will acquire from Capital Services of Singapore Limited ("CSS") 2,160,000 shares of S$1 each in the capital of UMF (Singapore) Ltd ("UMF") for a total consideration of S$16.5 million pursuant to the exercise of a put option by CSS under the terms of the shareholders' agreement governing UMF. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles will increase from 40% to 50%.

Prospects
The unsettled economic conditions experienced during 2002 are expected to continue and the Group's attributable profit will again be affected by the value of the Indonesian Rupiah. The impact of exchange rate fluctuations is, however, being reduced through substantial repayment of Astra's US dollar debt.

Anthony Nightingale
Chairman
25 February 2003

- more -

GROUP MANAGING DIRECTOR'S REVIEW

MOTOR

Underlying profits from motor operations were S$53 million, 18% lower than the prior year due to a weaker performance in Singapore. Earnings after exceptional items were S$43 million following the write-off of S$10 million in deferred tax assets in the Australian operations.

Singapore

In a weak Singapore economy, car prices declined due to intense competition, a reduction in government duties and softer premiums on Certificates of Entitlement. Demand, nevertheless, remained poor, and the passenger car market contracted by 6% and the commercial vehicle market by 27%.

The Group's Singapore motor operations sold a total of 8,486 passenger cars and 1,039 commercial vehicles, their market share reducing to 13% and 10%, respectively. Earnings fell by 41% to S$31 million, primarily because 2001 had benefited from distributor margins earned on Mercedes Benz stocks carried over from 2000. While Mercedes Benz remained the largest profit-generator for the Group, sales of Mercedes-Benz passenger cars fell by 31% to 2,402 units due to the economic uncertainties. New models launched during the year included the E-Class, SL-Class and the CLK-Class. The Group's after-sales business performed satisfactorily with higher profits arising from cost savings and improved productivity.

Mitsubishi sustained its momentum in 2002 contributing positively to profit due to improved margins, despite a reduction in sales. Kia's sales were slightly down on the previous year. Following a review of the Proton operations, Cycle & Carriage decided to cease to be the Proton distributor from September 2002.

Malaysia

The Malaysian vehicle market grew by 10%, with sales of non-national brands increasing by 21%. The Group's 48% associate, Cycle & Carriage Bintang ("CCB"), recorded a net profit of RM67 million, up 24%, before accounting for the results of its associates, Cycle & Carriage Malaysia ("CCM") and CCL Group Properties.

The Mercedes-Benz marque had a successful year with passenger car sales increasing by 27%, representing nearly half of the luxury car market. Sales of Mercedes-Benz commercial vehicles rose by 38%. In January 2003, CCB ceased to be Mercedes-Benz distributor in Malaysia, and commenced operations as the major retailer only. The new arrangements, which are in line with the agreement signed with DaimlerChrysler AG to form a joint venture company to take over the distributorship role, will have a negative effect on earnings going forward.

The Mazda operations turned around in 2002, producing a small profit from improved sales. The Peugeot franchise commenced operations in September with a network of 14 dealers and, in January 2003, a flagship Peugeot showroom was opened.

CCM, our multi-franchised dealership, recorded a 32% increase in Proton sales, while its other sales increased 14%, with good demand for Hyundai passenger cars and Mitsubishi commercial vehicles.

The Malaysian motor operations contributed a profit of S$18 million to the Group's profit, 32% higher than the previous year.

Australia
The Australian vehicle market reflected the national economy, growing by 7% to a record of 824,000 units, but the Group's operations saw a 4% decline in sales to 38,562 units. A loss was recorded, though lower than the previous year, due to lower Hyundai sales and margins. The result was further affected by the write-off of deferred tax assets totaling S$10 million due to the uncertainty of their utilisation. In the prestige car segment, however, Audi registered record sales up 23% from the previous year.

New Zealand
The New Zealand operations did well with profit growing by 134% to S$5 million. The passenger car and light commercial vehicle market grew by 11% and the heavy truck market grew by 23% on the back of a buoyant New Zealand economy. New vehicles sold by the Group's operations increased by 53% to 2,416 units.

Truck Investments remained the main contributor to New Zealand's earnings. Mack trucks achieved record sales of 146 units and Hino sales grew by 69% to 287 units. In December, Truck Stops expanded the branch network to 13 outlets, and a new parts warehouse is being constructed.

C&C New Zealand, the Group's multi-franchised retail operations, acquired a Nissan/Suzuki dealership in West Auckland and the sole distribution rights for Nissan Diesel heavy trucks.

PROPERTY
Property earnings, excluding exceptional items, grew by 186% to S$40 million in 2002 due mainly to the recognition of development profits from the fully sold The Warren. The net result was reduced by a S$16 million writedown in the value of 78 Shenton Way, partly offset by gains from the sale of units in Juniper at Ardmore and MCL's 20% stake in Masingtai Shanghai Properties Pte Ltd.

The Singapore residential market saw some improvement in sales, due largely to keen pricing by developers and changes in government policies on private housing. MCL Land made significant progress in the sale of its residential properties with a total of 1,313 residential units sold in 2002. Construction of The Metz freehold condominium at Devonshire Road commenced, and, subject to market conditions, will be launched for sale in 2003.

The office sector remained soft in 2002, and increased supply will maintain the downward pressure on rentals and capital values. MCL Land's investment properties performed creditably, with 78 Shenton Way maintaining an occupancy rate of 93%. The building was upgraded to improve the working environment and to enhance its competitive edge.

The 19 luxury apartments in Juniper at Ardmore achieved a 90% occupancy rate. Five units were sold in line with the Group's strategy to dispose of low yielding assets.

Ubi Tech Park, a joint-venture industrial development, was re-launched in September. A further 238 units were sold thanks to an aggressive pricing strategy, leaving 187 units remaining out of 699 units.

MCL Land acquired two freehold residential development sites for S$29 million in 2002. The first, at Upper Serangoon Road, will be developed into a 12-storey apartment block and, the second, located along Changi Road, will be developed into two five-storey apartment blocks. In early 2003, MCL Land acquired two adjoining plots at Carlisle Road and Norfolk Road for S$46 million, which can be developed into a high-rise condominium of around 120 units.

Competitive rental rates and the high quality of service enabled Wisma Cyclecarri, Menara Weld and Bintang Pantai to maintain almost full occupancy despite the soft property market in Malaysia.

ASTRA

Astra had an excellent year as consumer demand in Indonesia remained strong, and its results have now become the major component of the Group's profits. Astra contributed S$185 million to the Group's underlying profit and S$193 million to net profit after exceptional items, increases of 74% and 189% respectively. The better than expected operating profit was due largely to improved results from its associates, especially the motorcycle business. Exceptional items of S$8 million consisted mainly of S$48 million in foreign exchange gains arising from the stronger Rupiah and the profit on the sale of Pramindo, substantially offset by the writing-off of deferred tax assets. Due to the size and complexity of the Astra group, its results are equity accounted based on the 12 months to November 2002, adjusted for any major transactions occurring in December 2002.

A major achievement during the year was the successful restructuring of Astra's outstanding debt obligations. This has resulted in a realistic debt amortisation schedule, including an option to refinance with the existing lenders in June 2006 for a further three years. The debt restructuring paved the way for an equity raising exercise and, following shareholders' approval in December 2002, Astra raised Rp1.4 trillion (S$280 million) in January 2003 by way of a 7 for 13 rights offer priced at Rp1,000 per share. The amount raised will be used to support higher debt amortisation payments, investment and working capital needs, and debt repurchase. Astra now has an appropriate capital structure, and this should allow it to reinstate its dividend on a sustainable basis.

The Indonesian motor vehicle market grew by 6% in 2002. Lower sales in the diesel market segment led to Astra's sales being maintained at some 130,000 units, causing its market share to fall to 43%. Toyota continued to be the market leader with a 27% share in 2002. Isuzu, however, which only produces diesel vehicles, recorded a 16% decline in sales. Peugeot, Nissan Diesel and BMW also saw decreases in sales. Daihatsu sales decreased slightly, with new competition in the 4x4 sector, while a restructuring resulted in Astra diluting its ownership in the Astra Daihatsu Motor joint-venture from 50% to 32%.

The overall motorcycle market recorded an impressive growth of 39% in 2002 to 2.4 million units. Honda continued to outperform the market, increasing its sales by 54% and its market share to 58% with sales of 1.4 million units. New models launched during the year included the Phantom, Karisma and Kirana 125 cc cub.

The agribusiness saw a substantial increase in revenue and earnings due to the sharp escalation in crude palm oil prices and increase in sales volumes of crude palm oil and its derivatives. As part of the long-term strategy of focusing on its core businesses, Astra disposed of its entire stake in Sumalindo Lestari Jaya, its woodbased business.

In August, Astra completed the disposal of the first 30% of its 35% stake in Pramindo, its telcom associate. The remaining interest will be disposed over the next two years.

Philip Eng
Group Managing Director
25 February 2003

Cycle & Carriage Limited

Consolidated Profit and Loss account for the year ended 31 December

	Note	**2002 S$m**	2001 S$m	*Change %*
Revenue	3	**4,985.7**	4,641.4	*7*
Less: Share of associates' and joint ventures' revenue		**(2,553.4)**	(2,155.7)	*18*
Group revenue		**2,432.3**	2,485.7	*-2*
Cost of sales		**(2,152.8)**	(2,181.8)	*-1*
Gross profit		**279.5**	303.9	*-8*
Other operating income		**20.9**	12.4	*69*
Selling and distribution expenses		**(124.7)**	(142.4)	*-12*
Administrative expenses		**(76.0)**	(70.5)	*8*
Other operating expenses		**(0.3)**	-	*100*
Operating profit	3	**99.4**	103.4	*-4*
Share of associates' and joint ventures' results		**329.0**	188.3	*75*
Trading profit		**428.4**	291.7	*47*
Exceptional items	5	**31.0**	(70.0)	*nm*
Profit before financing charges		**459.4**	221.7	*107*
Net financing charges		**(21.8)**	(28.7)	*-24*
Profit before taxation		**437.6**	193.0	*127*
Taxation	6	**(190.1)**	(75.6)	*151*
Profit after taxation	3	**247.5**	117.4	*111*
Minority interests		**(16.5)**	2.7	*nm*
Profit attributable to shareholders		**231.0**	120.1	*92*

	cts	cts	
Earnings per share			
- basic	**96.3**	50.9	*89*
- fully diluted	**96.2**	50.9	*89*
Earnings per share excluding exceptional items			
- basic	**108.9**	70.3	*55*
- fully diluted	**108.8**	70.3	*55*
Dividends per share (gross)	**15.0**	15.0	-
Net asset value per share	**S$4.28**	S$3.38	*27*

Note: Certain comparatives have been restated to conform with this financial year's presentation.

nm – not meaningful

Cycle & Carriage Limited

Consolidated Balance Sheet at 31 December

	2002 S$m	2001 S$m
Non-current assets		
Property, plant and equipment	**119.8**	127.1
Investment properties	**449.5**	532.3
Development properties	**444.9**	578.0
Interests in associates and joint ventures	**677.8**	409.9
Deferred tax asset	**7.6**	16.5
Other non-current assets	**20.3**	19.2
Negative goodwill	**(25.2)**	-
	1,694.7	1,683.0
Current assets		
Properties for sale	**49.4**	121.7
Stocks	**354.4**	374.7
Debtors	**172.9**	163.9
Tax recoverable	**2.4**	0.8
Short term investment	**7.9**	-
Bank and other liquid funds	**142.5**	97.1
	729.5	758.2
Total assets	**2,424.2**	2,441.2
Non-current liabilities		
Borrowings due after one year	**214.0**	713.5
Deferred tax liability	**5.6**	6.8
Non-current provisions	**19.7**	13.9
Other non-current liabilities	**6.0**	3.3
	245.3	737.5
Current liabilities		
Creditors	**203.1**	183.2
Provisions	**25.4**	32.1
Tax payable	**22.4**	46.2
Borrowings due within one year	**562.4**	252.7
	813.3	514.2
Total liabilities	**1,058.6**	1,251.7
Net assets	**1,365.6**	1,189.5
Capital employed		
Share capital	**241.5**	238.5
Reserves		
Share premium	**262.7**	251.2
Capital reserve	**29.8**	39.7
Revenue reserve	**500.8**	276.7
Shareholders' funds	**1,034.8**	806.1
Minority interests	**330.8**	383.4
	1,365.6	1,189.5

Note: Certain comparatives have been restated to conform with this financial year's presentation.

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the year ended 31 December

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.9	271.0	800.6
- effect of adopting SAS 12 (2001)	2	-	-	(0.2)	5.7	5.5
- as restated		238.5	251.2	39.7	276.7	806.1
Revaluation deficit		-	-	(16.2)	-	(16.2)
Reserve realised on repayment of equity loans		-	-	-	13.3	13.3
Reserve realised on sale of an investment property		-	-	(4.4)	-	(4.4)
Reserves realised on disposal of associates		-	-	2.7	(0.3)	2.4
Reserve realised on disposal of a subsidiary		-	-	-	0.1	0.1
Gain on dilution of interest in an associate		-	-	-	2.9	2.9
Share of an associate's gain on dilution		-	-	-	1.6	1.6
Share of an associate's revaluation surplus		-	-	7.8	-	7.8
Share of an associate's share premium		-	-	0.2	-	0.2
Translation difference		-	-	-	3.5	3.5
Net gains/(losses) not recognised in profit and loss account		-	-	(9.9)	21.1	11.2
Profit attributable to shareholders		-	-	-	231.0	231.0
Total recognised gains/ (losses) for the financial year		-	-	(9.9)	252.1	242.2
Dividends (net)		-	-	-	(28.0)	(28.0)
Issue of shares		3.0	11.5	-	-	14.5
Balance at 31 December		241.5	262.7	29.8	500.8	1,034.8

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the year ended 31 December (cont'd)

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2001						
Balance at 1 January						
- as previously reported		234.0	240.9	77.1	156.7	708.7
- effect of adopting SAS 12 (2001)	2	-	-	(0.3)	6.1	5.8
- as restated		234.0	240.9	76.8	162.8	714.5
Revaluation deficit		-	-	(28.9)	-	(28.9)
Reserves realised on sale of an investment property		-	-	(8.2)	3.7	(4.5)
Reserve realised on sale of a subsidiary		-	-	-	0.4	0.4
Gain on dilution of interest in an associate		-	-	-	0.9	0.9
Share of an associate's gain on dilution		-	-	-	5.8	5.8
Adjustment to the goodwill written off on acquisition of a quoted associate in 2000		-	-	-	(5.8)	(5.8)
Translation difference		-	-	-	15.4	15.4
Net gains/(losses) not recognised in profit and loss account		-	-	(37.1)	20.4	(16.7)
Profit attributable to shareholders		-	-	-	120.1	120.1
Total recognised gains/ (losses) for the financial year		-	-	(37.1)	140.5	103.4
Dividends (net)		-	-	-	(26.6)	(26.6)
Issue of shares		4.5	10.3	-	-	14.8
Balance at 31 December		238.5	251.2	39.7	276.7	806.1

Note: Profit attributable to shareholders was restated due to the adoption of SAS 12 (2001).

Cycle & Carriage Limited
Company Balance Sheet as at 31 December

	2002 S$m	2001 S$m
Non-current assets		
Property, plant and equipment	0.6	0.6
Interests in subsidiaries	1,412.3	1,248.0
Interests in associates	72.9	72.6
	1,485.8	1,321.2
Current assets		
Debtors	2.2	2.6
Short term investment	0.1	-
Bank and other liquid funds	21.6	12.3
	23.9	14.9
Total assets	1,509.7	1,336.1
Non-current liabilities		
Borrowings due after one year	50.0	385.0
Deferred tax liability	1.4	1.3
	51.4	386.3
Current liabilities		
Creditors	5.6	5.6
Tax payable	1.7	0.8
Borrowings due within one year	335.0	15.0
	342.3	21.4
Total liabilities	393.7	407.7
Net assets	1,116.0	928.4
Financed by:		
Share capital and reserves		
Share capital	241.5	238.5
Reserves	874.5	689.9
Shareholders' funds	1,116.0	928.4
Net asset value per share	S$4.62	S$3.89

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Cycle & Carriage Limited
Company Statement of Changes in Equity for the year ended 31 December

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	2.2	2.2
Reserve realised on repayment of equity loans	-	-	2.7	2.7
Profit attributable to shareholders	-	-	196.2	196.2
Total recognised gains for the financial year	-	-	201.1	201.1
Dividends (net)	-	-	(28.0)	(28.0)
Issue of shares	3.0	11.5	-	14.5
Balance at 31 December	241.5	262.7	611.8	1,116.0
2001				
Balance at 1 January	234.0	240.9	412.9	887.8
Translation difference	-	-	(0.5)	(0.5)
Profit attributable to shareholders	-	-	52.9	52.9
Total recognised gains for the financial year	-	-	52.4	52.4
Dividends (net)	-	-	(26.6)	(26.6)
Issue of shares	4.5	10.3	-	14.8
Balance at 31 December	238.5	251.2	438.7	928.4

Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the year ended 31 December

	Note	2002 S$m	2001 S$m
Cash flows from operating activities	9	**327.3**	(81.3)
Interest paid		**(35.2)**	(40.7)
Interest received		**3.9**	2.9
Other finance costs paid		**(0.8)**	(1.0)
Income taxes paid		**(35.5)**	(48.7)
		(67.6)	(87.5)
Net cash flows from operating activities		**259.7**	(168.8)
Cash flows from investing activities			
Sale of property, plant and equipment and shares in an associate and a joint venture		**32.6**	3.5
Proceeds from sale of an investment property		**18.1**	5.8
Purchase of investment properties		**(0.1)**	-
Purchase of property, plant and equipment		**(8.9)**	(10.2)
Disposal of subsidiary, net of cash disposed		**-**	8.8
Proceeds from sale of other investment		**-**	2.5
Purchase of other investments		**-**	(0.8)
Purchase of shares in subsidiaries		**(23.9)**	-
Purchase of shares in associates		**(15.2)**	(14.6)
Proceeds from capital reduction of an associate		**-**	1.7
Acquisition of business goodwill		**(0.9)**	-
Dividends received from associates (net)		**8.2**	6.9
Net cash flows from investing activities		**9.9**	3.6
Cash flows from financing activities			
Proceeds from issue of shares		**14.5**	14.8
Term loans and floating rate notes		**(196.9)**	204.8
Loan to associates		**(0.4)**	-
Loan to minority shareholders		**(0.6)**	(1.4)
Dividends paid to minority shareholders		**(11.7)**	(13.1)
Dividends paid		**(28.0)**	(26.6)
Net cash flows from financing activities		**(223.1)**	178.5
Net change in cash and cash equivalents		**46.5**	13.3
Cash and cash equivalents at the beginning of the year		**96.6**	82.3
Effect of exchange rate changes		**(0.9)**	1.0
Cash and cash equivalents at the end of the year		**142.2**	96.6

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the year ended 31 December 2002 which have been prepared in accordance with the Singapore Statements of Accounting Standard. The accounting policies used are consistent with those set out in the 2001 audited accounts. There are no changes in those accounting policies except for the adoption of SAS 12 (2001) – Income Taxes as disclosed in note 2.

2 Change in accounting policy

With effect from 1 January 2002, the Group adopted SAS 12 (2001) - Income Taxes under which deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised when it is probable that taxable profits will be available against which the deferred tax assets can be utilised and deferred tax liabilities are recognised for all taxable temporary differences. Following the adoption of this statement, an amount of S$5.5 million has been adjusted to the shareholders' funds as at 1 January 2002 and the comparative information has been restated.

3 Revenue and profit

	Group		
Year ended 31 December	**2002**	2001	*Change*
	S$m	S$m	*%*
Revenue:			
1st half	**2,378.7**	2,276.6	*4*
2nd half	**2,607.0**	2,364.8	*10*
	4,985.7	4,641.4	*7*
Profit after taxation:			
1st half	**128.8**	30.5	*322*
2nd half	**118.7**	86.9	*37*
	247.5	117.4	*111*
Operating profit is determined after including:			
Interest expense	**(25.0)**	(30.8)	*-19*
Interest income	**4.0**	3.1	*29*
Depreciation and amortisation	**(14.9)**	(14.8)	*-*
Writeback in provision for doubtful debts	**0.4**	1.9	*-79*
Bad debts written off	**(0.1)**	(0.1)	*-*
Writeback in provision/(provision) for stock obsolescence	**1.9**	(4.0)	*nm*
Provision for diminution in value of investments	**-**	(0.7)	*-100*
Net exchange gain	**0.1**	1.7	*-94*
Profit on disposal of property, plant and equipment	**0.2**	-	*100*

4 Dividends

Year ended 31 December	Group and Company	
	2002	2001
	S$m	S$m
Dividends paid (net of tax)		
- Final dividend of previous financial year	**22.3**	21.2
- Interim dividend of current financial year	**5.7**	5.4
	28.0	26.6

5 Exceptional items

	Group			
	Profit before taxation		**Profit after taxation and minority interests**	
Year ended 31 December	**2002**	2001	**2002**	2001
	S$m	S$m	**S$m**	S$m
Provision for foreseeable losses on certain development properties	**-**	(30.6)	**-**	(18.2)
Revaluation deficit of an investment property	**(23.8)**	-	**(15.6)**	-
Profit on sale of investment properties	**1.4**	5.7	**2.5**	5.5
Share of exchange gains/(losses) on an associate's foreign currency debts	**48.8**	(40.1)	**34.2**	(28.1)
Write down in value of an associate's investment	**-**	(11.3)	**-**	(11.3)
Share of an associate's gain on sale of investments	**19.1**	-	**13.5**	-
Provision for tax in an associate	**-**	-	**(40.0)**	-
Write-off of deferred tax asset in a subisidiary	**-**	-	**(9.9)**	-
Exchange losses on loans to subsidiaries	**(13.3)**	-	**(13.3)**	-
Profit on sale of shares in a subsidiary	**-**	6.3	**-**	6.3
Loss on sale of shares in associates	**(1.2)**	-	**(1.7)**	-
	31.0	(70.0)	**(30.3)**	(45.8)

6 Taxation

The Group's tax charge in 2002 includes a writeback of S$3.7 million in respect of prior years' tax.

In 2001, the Company's subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million relating to gains that arose from the sale of Ardmore Park, an investment property, in 1994. IRAS has since discharged the protective assessment and deemed the gains realised as capital in nature and not be taxable for income tax purposes.

7 Segment information

Primary reporting format - business segment

			Astra			
	Motor S$m	Property S$m	Motor S$m	Others S$m	Others S$m	Total S$m
Year ended 31 December 2002						
Revenue	2,503.2	532.6	1,649.7	190.2	110.0	4,985.7
Operating profit	44.7	59.4	-	-	(4.7)	99.4
Share of associates' and joint ventures' results	29.8	4.9	222.0	66.2	6.1	329.0
Trading profit	74.5	64.3	222.0	66.2	1.4	428.4
Exceptional items	-	(31.9)	48.6	19.3	(5.0)	31.0
Segment results	74.5	32.4	270.6	85.5	(3.6)	459.4
Net financing charges						(21.8)
Profit before taxation						437.6
Taxation						(190.1)
Profit after taxation						247.5
Minority interests						(16.5)
Profit attributable to shareholders						231.0
Segment assets	672.0	1,190.1	-	-	30.7	1,892.8
Interests in associates and joint ventures	170.1	11.9	203.1	120.4	15.9	521.4
	842.1	1,202.0	203.1	120.4	46.6	2,414.2
Unallocated assets						10.0
Total assets						2,424.2
Segment liabilities	375.8	263.7	-	-	391.1	1,030.6
Unallocated liabilities						28.0
Total liabilities						1,058.6
Capital expenditure	7.8	0.8	-	-	0.3	8.9
Depreciation	10.5	3.7	-	-	0.2	14.4

7 **Segment information (cont'd)**

	Motor S$m	Property S$m	Astra Motor S$m	Astra Others S$m	Others S$m	Total S$m
Year ended 31 December 2001						
Revenue	2,697.1	179.7	1,530.4	133.7	100.5	4,641.4
Operating profit	77.4	30.0	-	-	(4.0)	103.4
Share of associates' and joint ventures' results	26.1	0.7	133.4	23.9	4.2	188.3
Trading profit	103.5	30.7	133.4	23.9	0.2	291.7
Exceptional items	12.0	(30.6)	(50.4)	(1.0)	-	(70.0)
Segment results	115.5	0.1	83.0	22.9	0.2	221.7
Net financing charges						(28.7)
Profit before taxation						193.0
Taxation						(75.6)
Profit after taxation						117.4
Minority interests						2.7
Profit attributable to shareholders						120.1
Segment assets	673.2	1,387.8	-	-	11.5	2,072.5
Interests in associates and joint ventures	153.7	67.2	32.2	62.6	35.7	351.4
	826.9	1,455.0	32.2	62.6	47.2	2,423.9
Unallocated assets						17.3
Total assets						2,441.2
Segment liabilities	365.5	427.5	-	-	405.7	1,198.7
Unallocated liabilities						53.0
Total liabilities						1,251.7
Capital expenditure	9.0	0.8	-	-	0.4	10.2
Depreciation	10.7	3.9	-	-	0.2	14.8

7 Segment information (cont'd)

The Group is organised into three main business segments:
1. Motor
2. Property
3. Astra

Other interests of the Group consist mainly of the distribution of diesel engines and marketing of spare parts, hotelier, ship chartering and the Group's central overheads, none of which constitute a separately reportable segment.

Inter-segment revenue is not significant.

Segment assets consist primarily of property, plant and equipment, investment properties, development properties, operating assets and cash, and exclude tax recoverable and deferred tax asset.

Segment liabilities comprise operating liabilities and exclude items such as taxation.

Capital expenditure comprises additions to property, plant and equipment.

Secondary reporting format - geographical segments

The Group's three business segments operate in four main geographical areas:

Singapore is the home country of the Company. The areas of operation are principally vehicle distribution and retailing, property investment and property development and the other interests of the Group.

Malaysia - the areas of operation are mainly vehicle assembly, distribution and retailing, hotelier and the holding of properties in Malaysia for rental.

Indonesia - the areas of operation are mainly vehicle assembly, distribution and retailing, and financial services related to the motor industry while other businesses consist of agribusiness, woodbased, heavy equipment, information technology and consumer goods.

Australasia - the areas of operation are mainly vehicle and truck distribution and retailing and servicing of vehicles and trucks.

Revenue is based on the country in which the customer is located. It would not be materially different if it is based on the country in which the order is received. Total assets and capital expenditure are shown by the geographical area in which the assets are located.

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7 Segment information (cont'd)

	Revenue S$m	Total assets S$m	Capital expenditure S$m
Year ended 31 December 2002			
Singapore	1,857.5	1,396.8	3.8
Malaysia	286.8	307.2	0.4
Indonesia	1,839.9	323.5	-
Australasia	969.6	385.9	4.7
Others	31.9	10.8	-
	4,985.7	2,424.2	8.9
Year ended 31 December 2001			
Singapore	1,828.1	1,735.0	5.2
Malaysia	259.5	243.0	1.3
Indonesia	1,664.1	94.8	-
Australasia	859.8	365.4	3.7
Others	29.9	3.0	-
	4,641.4	2,441.2	10.2

8 Borrowings

	Group	
	At 31.12.02 S$m	At 31.12.01 S$m
Repayable within one year		
- secured	**209.3**	211.2
- unsecured	**353.1**	41.5
Repayable after one year		
- secured	**63.8**	208.5
- unsecured	**150.2**	505.0
	776.4	966.2

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to S$672.5 million (2001: S$768.7 million).

9 Cash flows from operating activities

	Group	
	2002	2001
	S$m	S$m
Operating profit	**99.4**	103.4
Adjustments for:		
Depreciation, property, plant and equipment written off and amortisation of goodwill	**14.9**	14.9
Foreign exchange translation difference	**15.5**	(1.3)
Provision for diminution in value of other investments	**-**	0.8
Profit on sale of property, plant and equipment	**(0.2)**	-
	30.2	14.4
Operating profit before working capital changes	**129.6**	117.8
Changes in development properties for sale (excluding interest capitalised during the period)	**214.0**	(150.0)
Changes in working capital		
Stocks	**20.3**	(20.7)
Debtors	**(8.7)**	4.8
Creditors	**20.1**	(23.4)
Retention money payable	**2.8**	1.2
Amounts owing by/to associates and joint ventures	**(50.8)**	(11.0)
	(16.3)	(49.1)
Cash flows from/(to) operating activities	**327.3**	(81.3)

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the Senior Executives' Share Option Schemes amounted to 3,380,501 as at 31 December 2002 (30.6.2002: 3,493,100).

Between 1 July 2002 and 31 December 2002, 92,599 ordinary shares were issued for cash to executives who exercised the options granted on 1 March 2000 and 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.89 and S$3.227 respectively per share.

On 4 July 2002, 2,393,272 new ordinary shares of S$1.00 each were issued at an issue price of S$4.95 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2001.

On 27 September 2002, 442,555 new ordinary shares of S$1.00 each were issued at an issue price of S$4.36 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the interim dividend for the financial year ended 31 December 2002.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2002 and 31 December 2002.

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11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions during the financial year 2002 (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	S$m	S$m
Jardine Strategic Holdings Ltd	23.0	-
EON Bank Berhad	-	7.5
EON Finance Berhad	-	0.4
	23.0	7.9

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 5 of this report.

No other significant transaction or event has occurred between 31 December 2002 and the date of this report, except that:

(a) Between 27 and 29 January 2003, Cycle & Carriage acquired and subscribed for an aggregate of 553,415,629 rights shares of nominal value Rp500 each in the capital of associate company, PT Astra International Tbk ("Astra") pursuant to Astra's rights issue for a total consideration of S$134.7 million. In addition, Cycle & Carriage also acquired 11,273,000 shares in Astra from the market for S$4.9 million. Consequently, the Group's interest in Astra has increased to 34.31% of the enlarged issued share capital from 31.14% prior to the acquisitions. This was announced by the Company on 5 February 2003.

Had the acquisition of rights and additional shares taken place on 1 January 2002, the Group's earnings per share for the year ended 31 December 2002 would have increased by 3% to 99.4 cents per share. The net asset value and net tangible asset would have increased by 1% to S$4.32 per share. The Group's gearing would have increased by 13% to 74%.

(b) On 20 February 2003, Astra announced that it had signed a memorandum of understanding with Toyota Motor Corporation, in respect of the manufacturing and distributor business of its joint venture company, PT Toyota Motors. Under the re-organisation, Toyota will acquire an interest of 95% of the manufacturing entity to enhance its operations as a global production, supply and export of multipurpose vehicles and their gasoline engines while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached in the middle of the year.

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12 Others (cont'd)

(c) The Company will be announcing that it will acquire from Capital Services of Singapore Limited ("CSS") 2,160,000 shares of S$1 each in the capital of UMF (Singapore) Ltd ("UMF") for a total consideration of S$16.5 million pursuant to the exercise of a put option by CSS under the terms of the shareholders' agreement dated 15 April 1999 governing UMF. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles will increase from 40% to 50%.

Had the acquisition of shares taken place on 1 January 2002, the impact on the Group's earnings per share, net asset value and net tangible asset per share and gearing would not have been material for the year ended 31 December 2002.

13 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 21 May 2003 to 22 May 2003 (both dates inclusive) for the purpose of determining shareholders' entitlement to the final dividend.

Duly completed transfers received by Cycle & Carriage Limited's Share Registrar, Barbinder & Co. Pte Ltd at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 20 May 2003 ("Books Closure Date") will be registered before entitlements to the final dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the final dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the final dividend in scrip will be allotted and issued on or about 2 July 2003. The final dividend will be paid on or about 2 July 2003.

14 Notification pursuant to Rule 704(11) of the Listing Manual

Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Cycle & Carriage Limited (the "Company") wishes to announce that no person occupying a managerial position in the Company or any of its principal subsidiaries is a relative of a director or chief executive officer or substantial shareholder of the Company.

– end –

For further information, please contact:

Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Profit and Dividend Announcement for the year ended 31 December 2002 can be accessed through the internet at 'www.cyclecarriage.com'.

MASNET No. 51 OF 25.02.2003
Announcement No. 51


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Cycle & Carriage Limited Increases its Shareholding in its Associated Company, UMF (Singapore) Ltd

Pursuant to Rule 704(15)(d) of the Listing Manual, Cycle & Carriage Limited ("CCL") wishes to announce that it will be acquiring from Capital Services of Singapore Limited ("CSS") 2,160,000 shares of S$1 each in the capital of UMF (Singapore) Ltd ("UMF") for a total cash consideration of approximately S$16.5 million (the "Acquisition").

The Acquisition is pursuant to the exercise of a put option by CSS under the terms of a shareholders' agreement dated 15 April 1999 between CCL, CSS and DaimlerChrysler Services (debis) AG ("DCS") relating to UMF. The consideration for the Acquisition is based on the formula in the shareholders' agreement. (The shareholders' agreement, including the grant of options over CSS' shareholding stake in UMF, was previously announced by CCL on 16 April 1999.)

The unaudited net tangible asset value of the Acquisition shares as at 31 January 2003 was approximately S$11.0 million.

The Acquisition shares represent 10% of the issued capital of UMF, half of CSS' interest in UMF. The other half of CSS' interest will be acquired by DCS at the same time as the Acquisition pursuant to a put option by CSS.

The Acquisition is expected to be completed on or before 5 March 2003. Following the Acquisition, CCL's interest in UMF will be increased from 40% to 50%. The other 50% interest in UMF will be owned by DCS.

The principal activities of UMF relate to the leasing and hire purchase of vehicles.

The Acquisition will be funded by internal resources and external borrowings.

Had the Acquisition taken place in 2002, it would not have had a material effect on the earnings per share and net tangible assets of the CCL Group for the financial year ended 31 December 2002.

CSS is ultimately owned by Jardine Matheson Holdings Limited ("JMH"), which is a deemed substantial shareholder of CCL by virtue of its interests in Jardine Strategic Holdings Limited ("JSHL"), a substantial shareholder of CCL. Save as disclosed, none of the directors (other than JSHL's representatives on the CCL Board) or substantial shareholders of CCL has any interest, direct or indirect, in the Acquisition. As at the date of this announcement, JSHL has an interest of approximately 50.2% in CCL.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/02/2003 to the SGX

82-3163

MASNET No. 9 OF 28.02.2003
Announcement No. 9


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 27 February 2003 purchased from the market, 3,307,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at about IDR2,300 per share, or a total consideration of IDR7.6 billion (equivalent to approximately S$1.5 million).

The Additional Shares increase CCL's shareholding in Astra from 34.31% to 34.39%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 28/02/2003 to the SGX

MASNET No. 9 OF 03.03.2003
Announcement No. 9


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 28 February 2003 purchased from the market, 258,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR594.6 million (equivalent to approximately S$117,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 34.39% to 34.40%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 03/03/2003 to the SGX

MASNET No. 61 OF 03.03.2003
Announcement No. 61


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Director's Interests

Name of director:	Philip Eng Heng Nee
Date of notice to company:	03/03/2003
Date of change of interest:	03/03/2003
Name of registered holder:	Philip Eng Heng Nee
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of options granted under CCL's Executives' Share Option Scheme 2000

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction:	120,000
% of issued share capital:	0.05
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	Exercise Price of $3.567 per share
No. of options held before the transaction:	460,000
% of issued share capital:	0.19
No. of options held after the transaction:	580,000
% of issued share capital:	0.24

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:		460,000
% of issued share capital:		0.19
No. of options held after the transaction:		580,000
% of issued share capital:		0.24
Total shares:		580,000

No. of Warrants : Nil
No. of Options Scheme : 580,000 options under CCL's Senior Executives' Share Option and CCL's Executives' Share Option Scheme 2000
No. of Rights : Nil
No. of Indirect Interest : Nil

Submitted by Ho Yeng Tat, Group Company Secretary on 03/03/2003 to the SGX

MASNET No. 64 OF 03.03.2003
Announcement No. 64


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Changes In Director's Interests

Name of director:	Neville Barry Venter
Date of notice to company:	03/03/2003
Date of change of interest:	03/03/2003
Name of registered holder:	Neville Barry Venter
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Acceptance of options granted under CCL's Executives' Share Option Scheme 2000

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction: **% of issued share capital:**	80,000 0.033
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	Exercise Price of $3.567 per share
No. of options held before the transaction: **% of issued share capital:**	240,000 0.099
No. of options held after the transaction: **% of issued share capital:**	320,000 0.132

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:		240,000
% of issued share capital:		0.099
No. of options held after the transaction:		320,000
% of issued share capital:		0.132
Total shares:		320,000

No. of Warrants : Nil
No. of Options : 320,000 options under CCL's Senior Executives' Share Option Scheme and CCL's Executives Share Option Scheme 2000
No. of Rights : Nil
No. of Indirect Interest : Nil

Submitted by Ho Yeng Tat, Group Company Secretary on 03/03/2003 to the SGX

82-3163

MASNET No. 52 OF 04.03.2003
Announcement No. 52


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 900,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR2.1 billion (equivalent to approximately S$407,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 34.40% to 34.42%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 04/03/2003 to the SGX

MASNET No. 66 OF 05.03.2003
Announcement No. 84


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 1,500,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR3,450 million (equivalent to approximately S$675,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 34.42% to 34.46%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 05/03/2003 to the SGX

MASNET No. 11 OF 07.03.2003
Announcement No. 11


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 6 March 2003 purchased from the market, 553,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR1.3 billion (equivalent to approximately S$250,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 34.46% to 34.47%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/03/2003 to the SGX

MASNET No. 75 OF 07.03.2003
Announcement No. 75


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") announces that it has on 7 March 2003 purchased from the market, 2,300,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR5.3 billion (equivalent to approximately S$1.04 million).

The Additional Shares increased CCL's shareholding in Astra from 34.47% to 34.53%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 07/03/2003 to the SGX

MASNET No. 13 OF 11.03.2003
Announcement No. 13

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 10 March 2003 purchased from the market, 10,938,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR2,300 per share, or a total consideration of about IDR25.1 billion (equivalent to approximately S$4.9 million).

The Additional Shares increased CCL's shareholding in Astra from 34.53% to 34.80%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 11/03/2003 to the SGX

MASNET No. 38 OF 12.03.2003
Announcement No. 41


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 11 March 2003 purchased from the market, 9,077,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at approximately IDR2,252 per share, or a total consideration of about IDR20.4 billion (equivalent to approximately S$4 million).

The Additional Shares increased CCL's shareholding in Astra from 34.80% to 35.03%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 12/03/2003 to the SGX

MASNET No. 77 OF 13.03.2003
Announcement No. 79

82-3163


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has on 13 March 2003 purchased from the market, 728,500 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR1.7 billion (equivalent to approximately S$329,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 35.03% to 35.05%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 13/03/2003 to the SGX

PT Astra International, Tbk

Company Consolidated Progress Report (Unaudited) YTD December 2002

Group consolidated net revenue for 2002 reached Rp 30.7 tn, an increase of 2% in comparison to last year's figure. While, net profit rose from Rp 845 bio (2001) to Rp 3.6 tn (2002).

This significant higher in net income was contributed by the rise of **Operating Income** from Rp 2.7 tn (2001) to Rp 2.8 tn (2002); higher **Equity Income** from Rp 875 bio (2001) to Rp 1.7 tn (2002) mainly contributed by PT Astra Honda Motor, PT Astra Daihatsu Motor and PT United Tractors Tbk; the decrease in financing charges due to lower interest rate, lower outstanding loan; and appreciation of IDR against USD resulting in forex gain of Rp 1.1 tn during 2002 compared to forex loss of Rp 985 bio during 2001.

For the progress of group business performance will be described as follow:

1. Automotive Division

a. Four Wheeler Group

In 2002, total domestic car sales achieved 299.629 units from 317,761 units in 2001 or 6% higher yoy. Astra itself recorded total sales of 135,740 units, slightly lower than that of 2001 of 138,192 units, mainly derived from Isuzu products due to the decrease of demand in diesel vehicle. In line with the decrease of units sales, Astra market share dropped from 46.1% in 2001 to 42.7% in 2002.

b. Two Wheeler Group (Honda)

Motorcycle business experienced a much higher growth compared four wheelers. Total sales volume in the domestic market reached 2,503,354 units in 2002 or 38.7% higher than 2001 sales volume of 1,804,907 units.

Honda motorcycle sales recorded the highest domestic sales volume of 1,437,068 units in 2002 or 54% higher yoy. Honda was still the leading brand in the 2W market with market share of 57.4% (2002), higher than last year of 51.6% (2001). At the same time, market share for CBU motorcycle *(mainly Chinese brand)* dropped from 13% (9M01) to below 10% (9M02).

c. **Components Group**

As an automotive supporting division, components division recorded total sales of Rp 2.06 tn in 2002 or slightly lower than that of 2001 *(Rp 2.10 tn).* This lower sales was due to the decrease in export sales. The biggest contribution to revenue came from the replacement market *(50%)*, followed by original equipment market *(31%)* and export *(19%).*

2. **Automotive Financing Division**

The performance of motorcycles financed in 2002 increased by 60% to 424,713 units from 264,961 units in 2001 in line with the high growth of motorcycles market in Indonesia. Meanwhile, cars financed was down by 13% from 64,667 units in 2001 to 56,194 units in 2002 as a result of tough competition in financing business.

3. **Information Technology Division**

The information technology division booked a net sales value of Rp 829 bio in 2002 or 16% higher than that of 2001 of Rp 714 bio. Document solution was still the biggest contributor to sales, recorded 53% of total sales while the balance came from IT Solution (47%).

4. **Agribusiness Division**

For 2002, the agribusiness division experienced an increase in both sales volume and net revenue. In terms of revenue, the agribusiness division recorded Rp 2.0 tn in 2002 or 43% higher yoy. Meanwhile, CPO production increased by 5% to reach 543,634 tons in 2002 compared to 519,760 tons in 2001. Average selling price of AAL's CPO increased by 40% from Rp 2,192/kg in 2001 to Rp 3,077/kg in 2002.

Debt Restructuring of PT Astra International

On December 12, 2002, PT Astra International had successfully gain an approval from its creditors to restructured its debt. Major points in the restructuring agreement are:

- Option to extend Series II and Series III until 2009

- Weighted average margins of 2.35%
- Upfront fee of 25 bps and extention fee of 112.5 bps
- Creditors control still remains unchanged with greater flexibility including a raise in capex limit, greater discretion on the used of asset sales proceeds, increased ability to repurchase debts and dividend policy

The Progress of Astra International Right Issue

On 20th December 2002, Extra Ordinary General Shareholders Meeting has approved Right Issue of Astra. As at the record date on 14th January 2003, a total of 2,608,877,467 shares were entitled to receive rights on a basis of 7 new shares for every 13 existing shares. A total of 1,404,780,175 shares were therefore issued raising a total proceed of Rp 1,405 billion or approximately USD 158 million. The total number of shares outstanding for Astra after the right issue will be 4,013,657,642 shares.

The completion of this debt restructuring and right issue will strengthen Astra capital base.

82-3163

PT ASTRA INTERNATIONAL Tbk.
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN KEUANGAN KONSOLIDASIAN/
CONSOLIDATED FINANCIAL STATEMENTS

31 DESEMBER 2002 DAN 2001/
31 DECEMBER 2002 AND 2001

PT ASTRA INTERNATIONAL Tbk.
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
31 DESEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	Catatan/ *Notes*	2001	
AKTIVA				***ASSETS***
Aktiva Lancar				***Current Assets***
Kas dan setara kas	4,779,330	2a,4	3,552,385	*Cash and cash equivalents*
Investasi jangka pendek	485,342	2h	544,689	*Short-term investments*
Piutang usaha (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 44.780 pada 31/12/2002 dan Rp 44.104 pada 31/12/2001):				*Trade receivables (net of provision for doubtful accounts of Rp 44,780 at 31/12/2002 and Rp 44,104 at 31/12/2001):*
Pihak yang mempunyai hubungan istimewa	203,193	2d,5,25e	176,563	*Related parties*
Pihak ketiga	1,278,671	2d,5	1,472,175	*Third parties*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 15.851 pada 31/12/2002 dan Rp 6.396 pada 31/12/2001)	243,684	2d	314,461	*Other receivables (net of provision for doubtful accounts of Rp 15,851 at 31/12/2002 and Rp 6,396 at 31/12/2001)*
Piutang derivatif	308,027	2n,7	311,602	*Derivative receivables*
Persediaan	2,590,775	2e,6	3,028,927	*Inventories*
Uang muka	126,064		258,145	*Advances*
Pajak dibayar di muka	353,527	2s,8a	408,953	*Prepaid taxes*
Biaya dibayar di muka	100,003		104,716	*Prepaid expenses*
Jumlah aktiva lancar	10,468,616		10,172,616	***Total current assets***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN LABA RUGI KONSOLIDASIAN UNTUK TAHUN YANG BERAKHIR 31 DESEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali laba per saham)

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001
(Expressed in millions of Rupiah, except earnings per share)

	2002	Catatan/ *Notes*	2001 *	
OPERASI YANG DILANJUTKAN				*CONTINUING OPERATIONS*
Penghasilan bersih	30,266,605	2r,22,24	29,235,113	*Net revenues*
Beban pokok penghasilan	(23,605,009)	2r,24	(23,586,896)	*Cost of revenues*
Laba kotor	6,661,596		5,648,217	*Gross profit*
Beban usaha	(3,779,080)	2r,23	(2,963,944)	*Operating expenses*
Laba usaha	2,882,516	24	2,684,273	*Operating income*
Penghasilan/(beban) lain-lain:				*Other income/(expenses):*
Keuntungan/(rugi) selisih kurs	940,079	2o	(857,076)	*Foreign exchange gain/(loss)*
Penghasilan bunga	400,324		410,023	*Interest income*
Laba penjualan investasi	184,329		66,989	*Gain on sale of investments*
Penyisihan kerugian	138,579		(55,900)	*Provision for loss*
Beban bunga	(840,366)	24	(1,159,446)	*Interest expense*
Selisih lebih biaya pengembangan perkebunan plasma atas nilai konversinya	(188,669)	2j	-	*Excess plasma development costs over conversion value*
Penghasilan lain-lain	268,046		314,919	*Other income*
	902,322		(1,280,491)	
Bagian laba bersih perusahaan asosiasi	1,667,926	10	865,188	*Equity in net income of associates*
Laba sebelum pajak penghasilan	5,452,764		2,268,970	*Profit before income tax*
Beban pajak penghasilan	(1,503,964)	2s,8c	(574,514)	*Income tax expense*
Laba dari aktivitas normal	3,948,800		1,694,456	*Profit from ordinary activities*
OPERASI DALAM PENGHENTIAN		30		*DISCONTINUING OPERATION*
Penghasilan bersih	418,428	2r,22,24	887,610	*Net revenues*
Beban pokok penghasilan	(454,808)	2r,24	(878,958)	*Cost of revenues*
(Rugi)/laba kotor	(36,380)		8,652	*Gross (loss)/profit*
Beban usaha	(35,569)	2r,23	(69,419)	*Operating expenses*
Rugi usaha	(71,949)	24	(60,767)	*Operating loss*
Penghasilan/(beban) lain-lain	153,724		(278,215)	*Other income/(expenses)*
Bagian laba bersih perusahaan asosiasi	646	10	10,041	*Equity in net income of associates*
Laba/(rugi) sebelum pajak penghasilan	82,421		(328,941)	*Profit/(loss) before income tax*
Beban pajak penghasilan	(24,602)	2s,8c	(12,107)	*Income tax expense*
Laba/(rugi) sebelum hak minoritas	57,819		(341,048)	*Profit/(loss) before minority interest*
Hak minoritas atas rugi bersih anak perusahaan	-	2b,18	1,179	*Minority interest in net loss of subsidiaries*
Kerugian dari penghentian segmen perkayuan	(58,795)		-	*Loss on disposal of wood-based segment*
Manfaat pajak atas penghentian segmen perkayuan	17,639	2s,8c	-	*Tax benefit on disposal of wood-based segment*
Laba/(rugi) dari aktivitas normal	16,663		(339,869)	*Profit/(loss) from ordinary activities*

* Disajikan ulang, lihat Catatan 30 — * *Restated, refer to Note 30*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk.
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK TAHUN YANG BERAKHIR
31 DESEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
31 DECEMBER 2002 AND 2001
(Expressed in millions of Rupiah)

	2002	2001*	
OPERASI YANG DILANJUTKAN			*CONTINUING OPERATIONS*
Arus kas dari aktivitas operasi			***Cash flows from operating activities***
Penerimaan dari pelanggan	30,180,918	29,057,937	*Receipts from customers*
Penghasilan bunga yang diterima	322,360	377,962	*Interest income received*
Pembayaran kepada pemasok	(22,368,867)	(23,474,426)	*Payments to suppliers*
Pembayaran kepada karyawan	(1,610,202)	(1,464,269)	*Payments to employees*
Pembayaran untuk beban usaha	(2,370,396)	(1,544,833)	*Payments for operating expenses*
Penurunan kas dan deposito berjangka yang dibatasi penggunaannya sehubungan dengan *margin deposit* atas fasilitas *letter of credit*	43,912	633,005	*Reduction in restricted cash and time deposits in respect of margin deposits for letter of credit facilities*
Pembayaran pajak penghasilan	(642,808)	(619,404)	*Payment of corporate income tax*
Penerimaan dari aktivitas operasi lainnya	646,922	433,238	*Receipts from other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	4,201,839	3,399,210	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi			***Cash flows from investing activities***
Penurunan/(penambahan) investasi jangka pendek	235,279	(322,662)	*Reduction in/(additions to) short-term investments*
Dividen kas yang diterima	184,574	133,030	*Cash dividends received*
Penambahan investasi jangka panjang	(35,657)	(7,146)	*Additions to long-term investments*
Hasil penjualan investasi jangka panjang	228,570	146,928	*Proceeds from sale of long-term investments*
Penerimaan dari pengembalian uang muka investasi dalam konsorsium	163,977	140,898	*Advances returned from investments in consortium*
Hasil penjualan aktiva tetap dan aktiva yang belum digunakan dalam usaha	144,348	70,717	*Proceeds from sale of fixed assets and assets not used in operations*
Penurunan uang muka investasi saham	572	2,802	*Reduction in advances provided for the purchase of shares*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(1,004,136)	(1,005,989)	*Acquisition of fixed assets and assets not used in operations*
Penambahan biaya tangguhan	(17,295)	(10,144)	*Additions to deferred charges*
Pelepasan anak perusahaan, setelah kas yang dilepas	(1,968)	-	*Proceeds from disposal of subsidiary, net of cash deconsolidated*
Penambahan proyek perkebunan plasma	(39,046)	(26,984)	*Additions to plasma projects*
Akuisisi anak perusahaan, setelah kas yang diperoleh	-	92,916	*Acquisition of subsidiary, net of cash acquired*
Arus kas bersih sebelum pendapatan luar biasa	(140,782)	(785,634)	*Net cash flows before extraordinary income*
Penerimaan dari penghentian hak distributor tunggal	-	1,164,300	*Proceeds from termination of sole distributionship rights*
Arus kas bersih yang (digunakan untuk)/diperoleh dari aktivitas investasi	(140,782)	378,666	***Net cash flows (used in)/provided from investing activities***

* Disajikan ulang, lihat Catatan 30

* *Restated, refer to Note 30*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

(Expressed in millions of Rupiah)

1. **UMUM** (lanjutan)

Pada tahun 1997, sebagian pemegang obligasi konversi mengkonversikan obligasi konversi menjadi 280.837 saham Perseroan. Pada tahun yang sama, Perseroan melakukan pemecahan nilai nominal saham dari Rp 1.000 (Rupiah penuh) per saham menjadi Rp 500 (Rupiah penuh) per saham yang mengakibatkan peningkatan pada jumlah saham beredar sebanyak 1.162.831.237 saham.

Pada tahun 1999, sehubungan dengan restrukturisasi pinjaman, Perseroan menerbitkan 258.398.155 *rights* kepada para kreditur dan pemegang obligasi Seri III, dimana setiap pemegang satu *right* berhak untuk membeli satu saham Perseroan dengan harga sebesar Rp 500 (Rupiah penuh) per saham. *Right* ini dapat dieksekusi sejak tanggal 1 Juli 1999 sampai dengan tanggal 31 Desember 2003. Pada tanggal 31 Desember 2002, sejumlah 226.056.436 (2001: 199.257.809) saham telah diterbitkan dari hasil eksekusi *right* tersebut.

Pada bulan Mei 1999, pemegang saham Perseroan menyetujui untuk memberikan 70 juta saham Perseroan sebagai kompensasi berbasis saham bagi karyawan dan eksekutif Perseroan melalui program Opsi Saham Karyawan. Pada tanggal 31 Desember 2002, sejumlah 56.370.000 (2001: 13.259.500) saham telah diterbitkan dari hasil eksekusi opsi saham karyawan tersebut. (Lihat Catatan 28 untuk informasi rinci mengenai opsi saham karyawan ini).

Seluruh saham Perseroan telah dicatatkan pada Bursa Efek Jakarta dan Surabaya.

Pada tanggal 20 Desember 2002, Pernyataan Pendaftaran sehubungan dengan "Penawaran Umum Terbatas II (PUT II) Kepada Para Pemegang Saham dalam rangka penerbitan Hak Memesan Efek Terlebih Dahulu" yang disampaikan oleh Perseroan pada tanggal 18 Nopember 2002 kepada Badan Pengawas Pasar Modal (Bapepam) dinyatakan efektif. PUT II tersebut telah diselesaikan pada 5 Februari 2003 (lihat Catatan 33 untuk penjelasan lebih lanjut mengenai PUT II).

Ruang lingkup kegiatan utama Perseroan dan anak perusahaan meliputi perakitan dan penyaluran mobil, sepeda motor berikut suku cadangnya, pertambangan, pengembangan perkebunan, perkayuan dan produk-produknya (telah dilepas pada tanggal 19 Agustus 2002, lihat Catatan 3b), jasa keuangan, dan teknologi informasi.

1. GENERAL (continued)

In 1997, certain convertible bondholders converted their bonds into 280,837 shares of the Company. In the same year, the Company conducted a stock split from Rp 1,000 (full Rupiah) per share to Rp 500 (full Rupiah) per share, resulting in an increase in the number of shares outstanding of 1,162,831,237 shares.

In 1999, in relation to its debt restructuring, the Company issued 258,398,155 rights to its Series III creditors and bondholders, which allow holders to purchase one share of the Company for every right held at the price of Rp 500 (full Rupiah) per share. The rights are exercisable from 1 July 1999 until 31 December 2003. As at 31 December 2002, there were 226,056,436 (2001: 199,257,809) shares issued as a result of the rights exercised.

In May 1999, the shareholders agreed to grant 70 million shares of the Company as stock-based compensation to the Company's employees and executives through its Employee Stock Option Plan. As at 31 December 2002, there were 56,370,000 (2001: 13,259,500) shares issued as a result of the employee stock options exercised. (Refer to Note 28 for detail on this employees share option plan).

All of the Company's issued shares are listed on the Jakarta and Surabaya Stock Exchanges.

On 20 December 2002, the Company's Registration Statement in connection with Limited Public Offering II ("LPO II") to the shareholders in respect of a rights issue submitted on 18 November 2002 to Capital Market Supervisory Agency (Bapepam) became effective. The LPO II was completed on 5 February 2003 (refer to Note 33 for further details of LPO II).

The Company's and subsidiaries' main activities are the assembly and distribution of automobiles, motorcycles and their related spare parts, mining, the development of plantations, logging and wood-based production (disposed of on 19 August 2002, refer to Note 3b), financial and information technology services.

2. IKHTISAR KEBIJAKAN AKUNTANSI (lanjutan)

a. Dasar penyusunan laporan keuangan konsolidasian

Laporan keuangan konsolidasian disusun berdasarkan konsep harga perolehan, kecuali untuk investasi efek yang diklasifikasi sebagai "untuk diperdagangkan" dan "tersedia untuk dijual" dan instrumen derivatif yang disajikan sebesar nilai wajarnya serta aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan pemerintah (lihat Catatan 2h, 2k dan 2n).

Laporan keuangan konsolidasian juga disusun menggunakan dasar akrual *(accrual basis)*, kecuali untuk laporan arus kas konsolidasian.

Laporan arus kas konsolidasian disusun dengan menggunakan metode langsung dengan mengelompokkan arus kas atas dasar kegiatan operasi, investasi dan pendanaan. Untuk tujuan laporan arus kas, kas dan setara kas mencakup kas, bank dan investasi jangka pendek yang jatuh tempo dalam waktu tiga bulan atau kurang, setelah dikurangi cerukan. Kas dan deposito berjangka yang dibatasi penggunaannya untuk melunasi pokok pinjaman dan biaya bunga atau yang berasal dari *margin deposits* untuk fasilitas *letter of credit* disajikan sebagai "Kas dan deposito berjangka yang dibatasi penggunaannya".

Seluruh angka dalam laporan keuangan konsolidasian ini, kecuali dinyatakan secara khusus, dibulatkan menjadi jutaan Rupiah yang terdekat.

b. Prinsip-prinsip konsolidasi

Laporan keuangan konsolidasian meliputi laporan keuangan Perseroan dan anak perusahaan dimana Perseroan mempunyai penyertaan saham dengan hak suara lebih dari 50%, baik langsung maupun tidak langsung, serta apabila Perseroan memiliki 50% atau kurang saham dengan hak suara tetapi dapat dibuktikan adanya pengendalian.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a. Basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared on the basis of historical cost, except for investments in securities classified as "trading" and "available for sale" and derivative financial instruments which are valued at fair value, and certain fixed assets which are stated at revalued amounts in accordance with government regulations (refer to Notes 2h, 2k and 2n).

The consolidated financial statements have also been prepared on the basis of the accruals concept except for the consolidated statements of cash flows.

The consolidated statements of cash flows are prepared based on the direct method by classifying cash flows on the basis of operating, investing and financing activities. For the purpose of the statements of cash flows, cash and cash equivalents include cash on hand, cash in bank and short-term investments with a maturity of three months or less, net of overdrafts. Cash and time deposits which are restricted for loan principal repayments and interest payments or placed as margin deposits for letter of credit facilities are classified as "Restricted cash and time deposits".

Figures in the consolidated financial statements are rounded to and stated in millions of Rupiah, unless otherwise stated.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company directly or indirectly has ownership of more than 50% of the voting rights, or if equal to or less than 50%, the Company has the ability to control the entity.

2. IKHTISAR KEBIJAKAN AKUNTANSI (lanjutan)

g. Investasi pada perusahaan asosiasi

Investasi pada perusahaan dimana Perseroan dan anak perusahaan memiliki antara 20% sampai dengan 50% hak suara dan mempunyai pengaruh signifikan tetapi tidak mengendalikan, dibukukan berdasarkan metode ekuitas *(equity method)*. Berdasarkan metode tersebut biaya perolehan investasi ditambahkan atau dikurangi dengan bagian Perseroan atau anak perusahaan atas laba/(rugi) bersih perusahaan asosiasi sejak tanggal perolehan dan dividen. Kerugian yang melebihi nilai tercatat investasi diakui bila Perseroan atau anak perusahaan mempunyai komitmen untuk menyediakan bantuan pendanaan atau menjamin kewajiban perusahaan asosiasi.

Bagian laba/(rugi) bersih perusahaan asosiasi disesuaikan dengan amortisasi selisih antara biaya perolehan investasi dengan bagian Perseroan atau anak perusahaan atas nilai wajar aktiva bersih pada saat perolehan *(goodwill)*. Amortisasi ini dihitung dengan metode garis lurus, pada umumnya selama 20 tahun.

Laba yang belum direalisasi dari transaksi antara Perseroan dan anak perusahaan dengan perusahaan asosiasi dieliminasi sampai sebatas kepemilikan Perseroan dalam perusahaan asosiasi; rugi yang belum direalisasi juga dieliminasi kecuali transaksi tersebut menyediakan bukti terjadinya penurunan nilai aktiva yang ditransfer.

Transaksi modal dari perusahaan terafiliasi (anak perusahaan dan perusahaan asosiasi) yang mempengaruhi persentase pemilikan dan aktiva bersih anak perusahaan dan perusahaan asosiasi dicatat sebagai "Selisih transaksi perubahan ekuitas perusahaan afiliasi" dalam kelompok ekuitas pada neraca konsolidasian.

Penyisihan dibuat untuk penurunan nilai jangka panjang.

Investasi pada Konsorsium Intertel-Astratel dibukukan berdasarkan metode ekuitas.

***2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

g. Investments in associates

Investments in companies in which the Company and subsidiaries have 20% to 50% of the voting rights, and over which the Company and subsidiaries exert significant influence, but which it does not control, are accounted for by the equity method. Based on this method the cost of investment is increased/(decreased) by the Company's and subsidiaries' share in the net income/(losses) of the associate from the date of acquisition and dividend. Once the investment's carrying value has been reduced to zero, further losses are taken up if the Company or subsidiaries have committed to provide financial support to or have guaranteed the obligations of the associates.

Equity in the net income/(losses) of associates is adjusted for the difference between the cost of the investment and the Company's or subsidiaries' proportionate share in the underlying fair value of the net assets at the date of acquisition ("goodwill") using straight-line amortisation, generally over 20 years.

Unrealised gains on transactions between the Company and its subsidiaries with its associates are eliminated to the extent of the Company's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Capital transactions affecting the ownership percentage and equity in the net assets of affiliates are shown as "Capital transactions of affiliates" under the equity section in the consolidated balance sheets.

Provisions are made for long-term impairment in value.

Investment in Consortium Intertel-Astratel is accounted for by the equity method.

(Expressed in millions of Rupiah)

2. IKHTISAR KEBIJAKAN AKUNTANSI (lanjutan)

j. Proyek perkebunan plasma – bersih (lanjutan)

Perubahan kebijakan akuntansi (lanjutan)

iii) Perlakuan perubahan kebijakan akuntansi dalam laporan keuangan konsolidasian.

Dalam laporan keuangan konsolidasian ini, semua penyesuaian tersebut di atas tidak dibukukan sebagai penyesuaian tahun sebelumnya untuk tahun yang berakhir 31 Desember 2001 dengan pertimbangan dampak penyesuaian tersebut tidak material terhadap laporan keuangan konsolidasian secara keseluruhan. Oleh karena itu, penyesuaian tersebut di atas bersama dengan transaksi tahun berjalan sejumlah Rp 188,7 miliar telah diperlakukan sebagai penyesuaian untuk tahun yang berakhir 31 Desember 2002. Dampak pajak dan bagian minoritas dari penyesuaian tersebut juga telah disesuaikan.

k. Aktiva tetap dan penyusutan

Pemilikan langsung

Aktiva tetap diakui sebesar harga perolehan, kecuali aktiva tetap tertentu yang telah dinilai kembali sesuai dengan peraturan Pemerintah yang berlaku yang dinyatakan dengan nilai revaluasi, dikurangi akumulasi penyusutan. Selisih yang timbul dari penilaian kembali aktiva tetap dikreditkan ke akun "Selisih penilaian kembali aktiva tetap" yang disajikan pada bagian ekuitas.

Biaya-biaya piranti lunak komputer yang terjadi selama tahap awal proyek dan setelah tahap penerapan dibebankan pada tahun berjalan. Biaya-biaya sehubungan dengan tahap pengembangan aplikasi dikapitalisasi.

***2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

***j. Plasma projects – net** (continued)*

***Changes in accounting policy** (continued)*

iii) Treatment of this change in accounting policy in the consolidated financial statements.

In these consolidated financial statements, the above mentioned adjustments are not treated as prior year adjustments for the year ended 31 December 2001, as the impact is not material to the consolidated financial statements taken as a whole. As such, the above adjustments together with current year transactions amounting to Rp 188.7 billion are reflected in the year ended 31 December 2002. The tax effect and minority interest of the adjustments have been adjusted accordingly.

k. Fixed assets and depreciation

Direct ownership

Fixed assets are stated at cost, except for certain fixed assets which are stated at revalued amounts in accordance with existing Government regulations, less accumulated depreciation. The difference resulting from the revaluation of such fixed assets is credited to the "Fixed assets revaluation reserve" account presented in the equity section.

Computer software costs that are incurred during the preliminary project and post implementation stages are expensed. Costs incurred during the application development stage are capitalised.

2. IKHTISAR KEBIJAKAN AKUNTANSI (lanjutan)

m. Manfaat pensiun

Perseroan dan anak perusahaan tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetapnya. Jumlah kontribusi terdiri dari kontribusi karyawan dan kontribusi Perseroan dan anak perusahaan yang dihitung secara aktuarial, kecuali kontribusi TAM, anak perusahaan. Kontribusi atas dana pensiun TAM seluruhnya ditanggung oleh TAM.

Biaya jasa kini diakui sebagai beban tahun berjalan. Biaya jasa lalu diamortisasi selama rata-rata sisa masa kerja dari karyawan yang ada.

Metode penilaian aktuarial yang digunakan oleh aktuaris independen adalah metode *projected benefit* dengan *"attained-age-normal"* dan dilakukan minimal setiap tiga tahun sekali.

n. Instrumen keuangan derivatif

Perseroan dan anak perusahaan melakukan kontrak berjangka valuta asing dan kontrak swap valuta asing secara periodik dengan pihak lain dalam rangka penerapan kebijakan manajemen risiko.

Sebelum tahun 2001, kontrak berjangka valuta asing dan kontrak swap valuta asing dibukukan di neraca berdasarkan nilai *forward* dan kurs spot. Sehubungan dengan penerapan PSAK 55, "Akuntansi untuk Instrumen Derivatif dan Aktivitas Lindung Nilai" yang berlaku efektif sejak tanggal 1 Januari 2001, instrumen derivatif sekarang diakui pada neraca sebagai aktiva atau kewajiban, tergantung pada hak atau kewajiban sebagaimana diatur dalam kontrak, dan dicatat sebesar nilai wajarnya.

Perubahan nilai wajar derivatif yang tidak memenuhi kriteria lindung nilai diakui pada laporan laba rugi konsolidasian. Sedangkan perubahan nilai wajar yang berhubungan dengan lindung nilai pada dasarnya diperlakukan sesuai perlakuan terhadap unsur yang dilindungnilaikan.

***2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

m. Retirement benefits

The Company and certain subsidiaries, have contributory defined benefit retirement plans covering all of their permanent employees. Contributions are funded and consist of employees' contributions and actuarially computed Company and subsidiaries' contributions, except for TAM, the subsidiary. Contributions to the retirement fund of TAM are all borne by TAM.

Current service cost is expensed in the prevailing period. Past service costs are amortised over the average expected remaining working lives of existing employees.

The valuation method used by the independent qualified actuaries is the projected benefit method with "attained-age-normal" and is performed at least once every three years.

n. Derivative financial instruments

The Company and certain subsidiaries periodically enter into forward foreign currency contracts and foreign currency swap contracts with external counterparts, in implementing its risk management policies.

Prior to 2001, forward foreign currency contracts and foreign currency swap contracts were reported in the balance sheet based on forward values and spot rates. In connection with the adoption of PSAK 55 "Accounting for Derivative Instruments and Hedging Activities", which became effective from 1 January 2001, all derivative financial instruments should be recognised in the balance sheet as either assets or liabilities, depending on the rights or obligations under the contracts, and measured at their fair values.

Changes in the fair value of derivatives that do not meet the criteria of a hedge are recorded in the consolidated statements of income. Changes in the fair value in respect of hedges are principally treated in accordance with the treatment of the hedged item.

(Expressed in millions of Rupiah)

2. **IKHTISAR KEBIJAKAN AKUNTANSI** (lanjutan)

t. **Penyisihan atas manfaat uang jasa karyawan** (lanjutan)

Sebelum 2001, hak karyawan sehubungan pengunduran diri secara sukarela diakui pada saat dibayarkan. Dengan berlakunya PSAK 57 "Kewajiban Diestimasi, Aktiva Kontijensi dan Kewajiban Kontijensi" sejak 1 Januari 2001, saldo defisit awal telah disesuaikan sejumlah Rp 105,20 miliar sehubungan dengan pengakuan penyisihan untuk Perseroan, anak perusahaan (setelah dikurangi bagian hak minoritas) dan juga penyesuaian investasi pada perusahaan asosiasi untuk jasa masa lalu. Dampak pajak tangguhan dari kewajiban diestimasi yang berhubungan dengan jasa masa lalu sebesar Rp 24,5 miliar juga diperlakukan sebagai penyesuaian terhadap saldo defisit pada tanggal 1 Januari 2001.

u. **Transaksi restrukturisasi antara entitas sepengendali**

Selisih antara harga pengalihan dengan nilai buku setiap transaksi restrukturisasi antara entitas sepengendali dibukukan dalam akun "Selisih transaksi restrukturisasi entitas sepengendali". Saldo akun tersebut selanjutnya disajikan sebagai unsur ekuitas.

Saldo akun tersebut tidak berubah akibat pengalihan lebih lanjut aktiva, kewajiban, saham atau instrumen kepemilikan lainnya tersebut kepada entitas lain.

v. **Laba per saham**

Laba per saham dasar dihitung dengan membagi laba bersih dengan jumlah rata-rata tertimbang saham yang beredar pada tahun yang bersangkutan dan disesuaikan untuk penerbitan hak memesan efek terlebih dahulu yang dilakukan setelah tanggal neraca.

Laba per saham dilusian dihitung dengan membagi laba bersih dengan rata-rata tertimbang saham yang beredar pada tahun yang bersangkutan yang disesuaikan untuk mengasumsikan konversi efek berpotensi saham yang sifatnya dilutif. Laba bersih disesuaikan untuk menghilangkan pengaruh beban bunga dari efek berpotensi saham yang sifatnya dilutif selama tahun bersangkutan.

2. ***SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)*

t. ***Provision for employee entitlements** (continued)*

Prior to 2001, employee entitlements in respect of voluntary resignation were recognised as incurred. With the adoption of PSAK 57 "Provisions, Contingent Assets and Contingent Liabilities", as at 1 January 2001, opening accumulated losses have been adjusted by Rp 105.20 billion in respect of the recognition of the provision for the Company, subsidiaries (net of minority interest portion) and also the adjustment to investments in associates for prior year services. The deferred tax effect of the provision relating to prior year services of Rp 24.5 billion was also directly adjusted against opening accumulated losses as at 1 January 2001.

u. ***Restructuring transactions of entities under common control***

In restructuring transactions of entities under common control, any difference between the transfer price and the book value is recorded under the account "Difference arising from restructuring transactions of entities under common control" and presented under the equity section.

The balance of this account does not change as a result of a further transfer of assets, liabilities, equity or other ownership instruments to another entity.

v. ***Earnings per share***

Basic earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the year adjusted for the rights issue subsequent to balance sheet date.

Diluted earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the year adjusted to assume conversion of all dilutive potential ordinary shares. Net income is adjusted to eliminate the interest expense of the dilutive potential ordinary shares during the year.

(Expressed in millions of Rupiah)

3. AKUISISI DAN PELEPASAN SIGNIFIKAN ATAS ANAK PERUSAHAAN, DAN PERUSAHAAN ASOSIASI SERTA RESTRUKTURISASI USAHA (lanjutan)

b. Pelepasan yang signifikan (lanjutan)

Pelepasan investasi pada PT Pramindo Ikat Nusantara (perusahaan asosiasi dari PT Astratel Nusantara)

Pada tanggal 17 September 2002, PT Astratel Nusantara ("Astratel") mentransfer 30% dari 35% saham PT Pramindo Ikat Nusantara ("PIN") yang dimilikinya ke PT Persero Telekomunikasi Indonesia Tbk. ("Telkom") sehingga kepemilikan Astratel pada PIN turun menjadi 24,5% (lihat Catatan 10 dan 27k).

c. Restrukturisasi usaha

PT Astra Daihatsu Motor

Pada tanggal 30 Agustus 2002, sebagai pelaksanaan atas kesepakatan para pemegang saham Astra Daihatsu Motor ("ADM"), Daihatsu Motor Corporation ("DMC") menyetorkan modal sejumlah kurang lebih Rp 427,5 miliar kepada ADM untuk meningkatkan kinerja produksi dan distribusi ADM. Dengan setoran modal tersebut, kepemilikan DMC atas saham ADM meningkat dari 40% menjadi 61,75% dan kepemilikan Perseroan atas saham ADM berkurang dari 50% menjadi 31,87%. Kepemilikan Nichimen Corporation atas saham ADM juga berkurang dari 10% menjadi 6,38%.

Perseroan akan tetap berperan sebagai distributor mobil Daihatsu di Indonesia dan akan didukung kerja sama yang lebih kuat dengan DMC.

***3. MAJOR ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES AND BUSINESS RESTRUCTURING** (continued)*

***b. Major disposals** (continued)*

Disposal of investment in PT Pramindo Ikat Nusantara (an associate of PT Astratel Nusantara)

On 17 September 2002, PT Astratel Nusantara ("Astratel") sold 30% of its 35% interest in PT Pramindo Ikat Nusantara ("PIN") to PT Persero Telekomunikasi Indonesia Tbk. ("Telkom"), which resulted in a decrease in Astratel's ownership in PIN to 24.5% (refer to Notes 10 and 27k).

c. Business restructuring

PT Astra Daihatsu Motor

On 30 August 2002, Daihatsu Motor Corporation ("DMC") contributed capital of approximately Rp 427.5 billion to Astra Daihatsu Motor ("ADM") to improve ADM performance in production and distribution as part of an agreement between shareholders of ADM. As a result of the capital contribution, DMC's ownership in ADM increased from 40% to 61.75% and the Company's ownership decreased from 50% to 31.87%. Nichimen Corporation's ownership also decreased from 10% to 6.38%.

The Company will continue to play its role as the distributor of Daihatsu vehicles in Indonesia and will be supported by stronger collaboration with DMC.

(Expressed in millions of Rupiah)

5. PIUTANG USAHA / *5. TRADE RECEIVABLES*

	2002	2001	
Pihak yang mempunyai hubungan istimewa: (lihat Catatan 25e)	213,073	183,631	*Related parties: (refer to Note 25e)*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(9,880)	(7,068)	*Provision for doubtful accounts*
	203,193	176,563	
Pihak ketiga:			*Third parties:*
Rupiah	1,156,528	1,339,842	*Rupiah*
Mata uang asing	157,043	169,369	*Foreign currencies*
	1,313,571	1,509,211	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(34,900)	(37,036)	*Provision for doubtful accounts*
	1,278,671	1,472,175	
	1,481,864	1,648,738	

Umur piutang usaha adalah sebagai berikut:

The ageing of trade receivables is as follows:

	2002	2001	
Belum jatuh tempo	911,734	1,071,621	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	408,941	444,560	*1 - 30 days*
31 - 60 hari	100,625	81,138	*31 - 60 days*
61 - 90 hari	45,579	37,354	*61 - 90 days*
Lebih dari 90 hari	59,765	58,169	*over 90 days*
	1,526,644	1,692,842	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(44,780)	(44,104)	*Provision for doubtful accounts*
	1,481,864	1,648,738	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement in the provision for doubtful accounts is as follows:

	2002	2001	
Saldo awal	44,104	60,340	*Beginning balance*
Tambahan penyisihan	24,129	14,529	*Increase in provision*
Penghapusan	(23,453)	(30,765)	*Write offs*
Saldo akhir	44,780	44,104	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kerugian dari tidak tertagihnya piutang usaha di kemudian hari.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of receivables.

Pada tanggal 31 Desember 2002, piutang usaha sejumlah Rp 190,7 miliar digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 12 dan 15).

As at 31 December 2002, trade receivables amounting to Rp 190.7 billion are used as collateral for certain loans (refer to Notes 12 and 15).

(Expressed in millions of Rupiah)

8. PERPAJAKAN (lanjutan) / *8. TAXATION (continued)*

c. (Beban)/manfaat pajak penghasilan / *c. Income tax (expense)/benefit*

	2002	2001	
Operasi yang dilanjutkan			***Continuing operations***
Perseroan:			***The Company:***
Kini	-	-	*Current*
Tangguhan	(647,625)	74,423	*Deferred*
	(647,625)	74,423	
Anak Perusahaan:			***Subsidiaries:***
Kini	(826,907)	(603,391)	*Current*
Tangguhan	(29,432)	(45,546)	*Deferred*
	(856,339)	(648,937)	
Konsolidasian:			***Consolidated:***
Kini	(826,907)	(603,391)	*Current*
Tangguhan	(677,057)	28,877	*Deferred*
	(1,503,964)	(574,514)	
Operasi dalam penghentian			***Discontinuing operation***
Perseroan:			***The Company:***
Kini	-	-	*Current*
Tangguhan	17,639	-	*Deferred*
	17,639	-	
Anak Perusahaan:			***Subsidiaries:***
Kini	-	-	*Current*
Tangguhan	(24,602)	(12,107)	*Deferred*
	(24,602)	(12,107)	

(Expressed in millions of Rupiah)

8. PERPAJAKAN (lanjutan) / *8. TAXATION (continued)*

c. (Beban)/manfaat pajak penghasilan (lanjutan) / *c. Income tax (expense)/benefit (continued)*

Beban pajak penghasilan kini terdiri dari: / *Current income tax expense consists of:*

	2002	2001	
Perseroan	-	-	*The Company*
Anak perusahaan – operasi yang dilanjutkan:			*Subsidiaries – continuing operations:*
Jumlah beban pajak penghasilan kini	(826,907)	(583,672)	*Total current income tax expense*
Manfaat pajak atas efek kumulatif penerapan PSAK 55	-	19,719	*Tax benefit on cummulative effect of implementating PSAK 55*
	(826,907)	(603,391)	

Hutang pajak penghasilan konsolidasi adalah sebagai berikut: / *Income tax payable consists of:*

	2002	2001	
Perseroan	-	-	*The Company*
Anak perusahaan:			*Subsidiaries:*
Jumlah beban pajak penghasilan kini	826,907	583,672	*Total current income tax expense*
Pembayaran pajak di muka	(490,931)	(375,320)	*Prepayment of income taxes*
	335,976	208,352	

Dalam laporan keuangan ini, jumlah penghasilan kena pajak untuk tahun 2002 berdasarkan perhitungan sementara. Oleh karena itu, jumlah tersebut mungkin berbeda dari jumlah penghasilan kena pajak yang dilaporkan dalam Surat Pemberitahuan Tahunan (SPT) pajak tahunan 2002.

In these financial statements, the amount of taxable income for 2002 is based on a preliminary calculation. Therefore, this amount may differ from taxable income to be reported in the 2002 tax return.

(Expressed in millions of Rupiah)

9. PIUTANG PEMBIAYAAN / *9. FINANCING RECEIVABLES*

Akun ini terdiri dari piutang pembiayaan anak perusahaan dari segmen jasa keuangan dengan rincian sebagai berikut:

This account consists of financing receivables of subsidiaries engaged in financial services, with details as follows:

	2002	2001	
Piutang pembiayaan konsumen	3,203,874	2,713,434	*Consumer financing receivables*
Investasi bersih dalam sewa guna usaha	4,249	23,892	*Net investment in direct financing leases*
	3,208,123	2,737,326	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(253,865)	(202,828)	*Provision for doubtful accounts*
	2,954,258	2,534,498	

a. Piutang pembiayaan konsumen / *a. Consumer financing receivables*

Rincian piutang pembiayaan konsumen adalah sebagai berikut:

Details of consumer financing receivables are as follows:

	2002	2001	
Piutang pembiayaan konsumen	12,361,406	9,600,949	*Consumer financing receivables*
Bagian pinjaman yang dibiayai bank-bank tertentu sehubungan dengan kredit usaha kecil	-	(272)	*Portion pertaining to share of certain banks under small enterprise loan agreements*
Pembiayaan bersama	(7,517,352)	(5,703,101)	*Joint financing*
Pendapatan pembiayaan konsumen yang ditangguhkan	(1,640,180)	(1,184,142)	*Unearned consumer financing income*
	3,203,874	2,713,434	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(250,399)	(189,110)	*Provision for doubtful accounts*
	2,953,475	2,524,324	

Rincian piutang pembiayaan konsumen yang diklasifikasikan sesuai tahun jatuh temponya adalah sebagai berikut:

A schedule of consumer financing receivables, classified according to year of maturity, is as follows:

	2002	2001	
Dalam 1 tahun	7,354,403	5,634,403	*Within 1 year*
Lebih dari 1 tahun	5,007,003	3,966,546	*More than 1 year*
	12,361,406	9,600,949	

(Expressed in millions of Rupiah)

10. INVESTASI PADA PERUSAHAAN ASOSIASI (lanjutan)

10. INVESTMENTS IN ASSOCIATES (continued)

Laba bersih perusahaan asosiasi sejumlah Rp 1,67 triliun (2001: Rp 875,23 miliar) telah dicatat Perseroan dan anak perusahaan dan dialokasikan sebagai berikut:

Equity net income of associates of Rp 1.67 trillion (2001: Rp 875.23 billion) was recorded by the Company and subsidiaries and is allocated as follows:

	2002	2001	
Operasi dalam penghentian	646	10,041	*Discontinuing operation*
Operasi yang dilanjutkan	1,667,926	865,188	*Continuing operations*
	1,668,572	875,229	

Per tanggal 31 Desember 2002, penyertaan Perseroan pada PT Astra Honda Motor dan PT United Tractors Tbk. dengan nilai buku sebesar Rp 2,43 triliun (2001: Rp 1,29 triliun) digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan yang telah direstrukturisasi (lihat Catatan 15a dan 16a).

As at 31 December 2002, investments owned by the Company in PT Astra Honda Motor and PT United Tractors Tbk. with a net book value of Rp 2.43 trillion (2001: Rp 1.29 trillion) are used as collateral for the Company's restructured debt (refer to Notes 15a and 16a).

PIN mempunyai perjanjian Kerja Sama Operasi ("KSO") dengan Telkom untuk wilayah Sumatera. Pada tanggal 19 April 2002 Astratel, anak perusahaan yang seluruh sahamnya dimiliki, dan Telkom menandatangani Perjanjian Pembelian dan Penjualan Bersyarat mengenai rencana akuisisi seluruh saham PIN oleh Telkom. Pada tanggal 17 September 2002, Astratel telah mentransfer 30% dari 35% saham PIN yang dimilikinya ke Telkom sehingga kepemilikan Astratel pada PIN turun menjadi 24,5% (lihat Catatan 3b dan 27k).

PIN has a Joint Operating Scheme Agreement ("KSO") with Telkom covering Sumatera. On 19 April 2002, Astratel a wholly owned subsidiary, and Telkom entered into a Conditional Sale and Purchase Agreement in respect of the proposed acquisition of all of PIN's shares by Telkom. On 17 September 2002, Astratel sold 30% of its 35% interest in PIN to Telkom, which resulted in a decrease in Astratel's ownership in PIN to 24.5% (refer to Notes 3b and 27k).

Pada tanggal 19 Agustus 2002, Perseroan telah melepas seluruh kepemilikannya pada SLJ, yang memiliki investasi pada perusahaan asosiasi untuk bisnis perkayuan (lihat Catatan 3b).

On 19 August 2002, the Company disposed all of its investment in SLJ, which held the investments in associates for the wood-based business (refer to Note 3b).

PT ASTRA INTERNATIONAL Tbk.
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

(Expressed in millions of Rupiah)

12. PINJAMAN JANGKA PENDEK / *12. SHORT-TERM LOANS*

	2002	2001	
Pinjaman bank			***Bank loans***
US$			*US$*
The Bank of Tokyo - Mitsubishi Ltd.	53,640	62,400	*The Bank of Tokyo - Mitsubishi Ltd.*
PT Bank Negara Indonesia Tbk.	26,798	47,173	*PT Bank Negara Indonesia Tbk.*
The Asahi Bank Ltd.	4,470	5,200	*The Asahi Bank Ltd.*
PT Bank Danamon Indonesia Tbk.	-	17,435	*PT Bank Danamon Indonesia Tbk.*
	84,908	132,208	
Rupiah			*Rupiah*
PT Bank Mandiri (Persero)	134,299	159,714	*PT Bank Mandiri (Persero)*
PT Bank Central Asia Tbk.	151,050	270,000	*PT Bank Central Asia Tbk.*
PT Bank NISP Tbk.	100,000	80,000	*PT Bank NISP Tbk.*
PT Bank Danamon Indonesia Tbk.	50,000	115,000	*PT Bank Danamon Indonesia Tbk.*
JP Morgan Chase Bank	20,000	90,000	*JP Morgan Chase Bank*
HSBC	20,000	80,000	*HSBC*
Citibank, N.A.	8,000	-	*Citibank, N.A.*
Lain-lain	49,758	27,714	*Others*
	533,107	822,428	
JPY			*JPY*
Mizuho Corporate Bank	452,372	554,098	*Mizuho Corporate Bank*
PT Bank Mandiri (Persero)	59,535	166,732	*PT Bank Mandiri (Persero)*
PT Bank Danamon Indonesia Tbk.	51,738	94,002	*PT Bank Danamon Indonesia Tbk.*
PT Bank Negara Indonesia Tbk.	18,359	-	*PT Bank Negara Indonesia Tbk.*
	582,004	814,832	
EUR			*EUR*
PT Bank Danamon Indonesia Tbk.	23,992	-	*PT Bank Danamon Indonesia Tbk.*
PT Bank Permata Tbk.	573	11,094	*PT Bank Permata Tbk.*
PT Bank Central Asia Tbk.	-	14,510	*PT Bank Central Asia Tbk.*
	24,565	25,604	
	1,224,584	1,795,072	

(Expressed in millions of Rupiah)

15. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG (lanjutan)

15. LONG-TERM BANK AND OTHER LOANS (continued)

a. **Pinjaman hasil restrukturisasi** (lanjutan)

a. Restructured loans (continued)

Perseroan (lanjutan)

***The Company** (continued)*

Meskipun kinerja Perseroan sangat baik, jadwal pembayaran hutang yang telah disepakati berdasarkan Restrukturisasi Hutang 1999 telah mengakibatkan beban signifikan pada Perseroan. Oleh karena itu, Perseroan mengajukan usulan untuk merestrukturisasi kembali hutang dan memperoleh persetujuan dari para kreditur dan pemegang obligasi atas Restrukturisasi Hutang 2002 pada 12 Desember 2002. Pada tanggal 31 Desember 2002, semua prasyarat restrukturisasi telah dipenuhi.

Despite its strong trading performance to date, the debt repayment schedule under the agreed terms of the 1999 Debt Restructuring placed a significant burden on the Company. As a result, the Company proposed to restructure its debts and obtained creditors and bond holders' approval for this 2002 Debt Restructuring on 12 December 2002. As at 31 December 2002, all conditions precedent for the restructuring had been achieved.

Pada tanggal 27 Desember 2002, Perseroan melakukan pembayaran sebesar 10% dari total hutang Seri II yang direstrukturisasi berdasarkan Restrukturisasi Hutang 2002 sejumlah US$ 66,5 juta dan Rp 82,7 miliar.

On 27 December 2002, the Company paid 10% of the total restructured Series II debt in accordance with 2002 Debt Restructuring amounting to US$ 66.5 million and Rp 82.7 billion.

Syarat-syarat dan ketentuan dalam Restrukturisasi Hutang 2002 mencakup syarat-syarat dan ketentuan apabila Perseroan melakukan penerbitan saham baru dengan jumlah minimum ekuivalen US$ 100 juta maupun apabila Perseroan tidak melakukan penerbitan saham baru.

Terms and conditions contained in the 2002 Debt Restructuring include terms and conditions which assume an equity issue raising a minimum of the equivalent of US$ 100 million, and alternative terms and conditions without an equity issue.

Sehubungan dengan telah dilakukan PUT II (lihat Catatan 33) maka syarat-syarat dan ketentuan Restrukturisasi Hutang tahun 2002 yang berlaku adalah sebagai berikut:

Following the completion of the LPOII equity issue (refer to Note 33), the applicable terms and conditions of the 2002 Debt Restructuring are as follows:

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Jangka waktu/ *Term*	Diperpanjang dari 30 Juni 2005 menjadi 30 Juni 2006 dengan opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee.*/ *Extended initially from 30 June 2005 to 30 June 2006. If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturiy is extended, an extention fee will apply.*	Tetap sampai dengan 30 Juni 2006 dengan opsi apabila Perseroaan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee.*/ *Unchanged (i.e. 30 June 2006). If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturiy is extended, an extention fee will apply.*
Tingkat bunga/ *Interest rate*	US$ SIBOR + margin, atau Reference Rate Rupiah + margin/ *US$ SIBOR + margin, or Rupiah Reference Rate + margin*	6,5% untuk Tranche A dan 15,0% untuk Tranche B. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009, maka sejak tanggal 30 Juni 2006 tingkat bunga yang berlaku sama dengan interest yang berlaku untuk Seri II./ *6.5% on Tranche A and 15% on Tranche B. If the final maturity date is extended to 30 June 2009, from 30 June 2006 interest will accrue at the same rate as Series II debt.*

(Expressed in millions of Rupiah)

15. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG (lanjutan)

a. Pinjaman hasil restrukturisasi (lanjutan)

Perseroan (lanjutan)

- Amortisasi hutang dalam Restrukturisasi Hutang 2002 telah menghilangkan keharusan bagi Perseroan untuk menjual aktivanya. Apabila Perseroan melakukan pelepasan aktiva, maka hasil dari pelepasan tersebut:
  - Sebelum *Release Date*: 75% wajib untuk pembayaran dini pokok pinjaman dan sisanya masuk dalam *Asset Sales Account*.
  - Setelah *Release Date*: 60% wajib untuk pembayaran dini pokok pinjaman dan sisanya masuk dalam *Asset Sales Account*.

- Pembayaran yang berasal dari penerimaan bersih penjualan aktiva akan dipakai sebagai berikut:
  (i) Sebelum 30 Juni 2006:
  a) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II untuk 2003, dan apabila sudah nil, dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh tempo dan seterusnya; dan
  b) 50% akan dipakai untuk melakukan pembayaran sesuai dengan jadwal pembayaran Seri II dan jadwal amortisasi Seri III untuk 30 Juni 2006, secara pro rata terhadap Seri II yang masih belum dibayar pada saat itu dan jumlah agregat dari Nilai Awal Seri III, dan apabila sudah nil, dipakai untuk pembayaran sesuai dengan urutan terbalik dari jatuh tempo dan seterusnya.

***15. LONG-TERM BANK AND OTHER LOANS** (continued)*

***a. Restructured loans** (continued)*

***The Company** (continued)*

- *The 2002 Debt Restructuring amortisation has removed the Company's obligation to sell assets. If the Company sells assets, net proceeds from asset sales will be applied as follows:*
  - *Before Release Date: 75% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account; and*
  - *After Release Date: 60% for voluntary repayment of loan principal and the remaining balance will be transferred to the Asset Sales account.*

- *Any prepayments derived from net asset sales proceeds will be applied as follows:*
  (i) Prior to 30 June 2006:
  a) 50% will be applied against 2003 Series II repayments and, if reduced to zero, against subsequent repayments in chronological order of maturity; and
  b) 50% will be applied against Series II repayments and the Series III bullet repayment scheduled for 30 June 2006, prorated to the aggregate amounts outstanding under Series II at that time and the aggregate Initial Value of Series III, and, if reduced to zero, against subsequent repayments in inverse order of maturiy.

15. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG (lanjutan)

15. LONG-TERM BANK AND OTHER LOANS (continued)

a. Pinjaman hasil restrukturisasi (lanjutan)

a. Restructured loans (continued)

Perseroan (lanjutan)

***The Company** (continued)*

Termasuk dalam restrukturisasi Perseroan juga kewajiban kepada pihak yang mempunyai hubungan istimewa, dengan saldo per tanggal 31 Desember 2002 adalah sebagai berikut:

Included in the Company's debt restructuring are liabilities to related parties, details of which as at 31 December 2002 are as follows:

Obligasi	Seri II/ *Series II*	Seri III/ *Series III*	Jumlah/ *Total*	*Bonds*
Tranche A				***Tranche A***
(dalam ribuan US Dolar):				*(in thousands of US Dollars):*
PT Federal International Finance	8,322	9,884	18,206	*PT Federal International Finance*
PT Astra Graphia Tbk.	4,354	5,169	9,523	*PT Astra Graphia Tbk.*
PT United Tractors Tbk.	308	364	672	*PT United Tractors Tbk.*
PT Surya Artha Nusantara Finance	308	364	672	*PT Surya Artha Nusantara Finance*
PT Fuji Technica Indonesia	178	212	390	*PT Fuji Technica Indonesia*
	13,470	15,993	29,463	
Tranche B				***Tranche B***
(dalam jutaan Rupiah):				*(in millions of Rupiah):*
PT Tjahja Sakti Motor Corporation	18,943	7,430	26,373	*PT Tjahja Sakti Motor Corporation*
PT Astra Honda Motor	6,984	2,740	9,724	*PT Astra Honda Motor*
PT Astra Otoparts Tbk.	330	120	450	*PT Astra Otoparts Tbk.*
	26,257	10,290	36,547	

Kewajiban kepada pihak yang mempunyai hubungan istimewa yang telah direstrukturisasi tersebut telah dieliminasi dalam laporan keuangan konsolidasian, kecuali PT United Tractors Tbk., PT Fuji Technica Indonesia, dan PT Astra Honda Motor yang disajikan dalam akun "Obligasi" (lihat Catatan 16a).

The restructured liabilities to related parties above have been eliminated in the consolidated financial statements, except for PT United Tractors Tbk., PT Fuji Technica Indonesia, and PT Astra Honda Motor which are presented under the "Bonds" account (refer to Note 16a).

(Expressed in millions of Rupiah)

15. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG (lanjutan)

a. Pinjaman hasil restrukturisasi (lanjutan)

Anak perusahaan (lanjutan)

Perjanjian restrukturisasi hutang mengharuskan anak perusahaan tersebut di atas untuk mengikuti mekanisme *cash monitoring*. AOP, FSCM dan TN telah mencapai *Release Date*, sehingga mekanisme tersebut tidak berlaku lagi.

Aktiva dari anak perusahaan tersebut di atas telah digunakan sebagai jaminan. Anak perusahaan juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu (lihat Catatan 15d untuk rincian jumlah jaminan).

Sejak tahun 2001 sampai tanggal penjualan, SLJ tidak dapat membayar kewajiban bunga atas pinjaman hasil restrukturisasinya dan oleh karenanya melanggar syarat-syarat pinjaman hasil restrukturisasi. Berdasarkan keadaan gagal bayar tersebut, maka seluruh pinjaman jangka panjang tersebut telah diklasifikasi sebagai kewajiban lancar. Pada tanggal 19 Agustus 2002, Perseroan telah menjual investasinya di SLJ (lihat Catatan 3b).

Pada bulan Desember 2002, AG telah melunasi pinjaman hasil restrukturisasinya sejumlah US$ 7.770.000 yang seharusnya baru akan jatuh tempo pada bulan Juni dan Desember 2003 dan FIF melunasi seluruh pinjaman hasil restrukturisasinya.

15. LONG-TERM BANK AND OTHER LOANS (continued)

a. Restructured loans (continued)

Subsidiaries (continued)

The above companies are subject to certain cash monitoring requirements under the restructuring agreements. AOP, FSCM and TN have reached the Release Date, and as such are no longer subject to cash monitoring.

The assets of the above borrowers have been used as collateral. The companies are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios (refer to Note 15d for details of loan security).

From 2001 to the date of disposal, SLJ was not able to fulfil its interest payment obligations on its restructured loans and had therefore breached the restructured loan's terms and conditions. Based on the events of default, the above mentioned long-term loans have been classified as current liabilities. On 19 August 2002, the Company disposed of its investment in SLJ (refer to Note 3b).

In December 2002, AG repaid restructured loans of US$ 7,770,000 which were not due until June and December 2003, and FIF has repaid, in full, its restructured loans.

(Expressed in millions of Rupiah)

15. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG (lanjutan)

***15. LONG-TERM BANK AND OTHER LOANS** (continued)*

c. Pinjaman dari pihak yang mempunyai hubungan istimewa (lanjutan)

***c. Related party loans** (continued)*

Informasi lain mengenai pinjaman dari pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Other information on related party loans is as follows:

Kreditur/ *Lenders*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Isuzu Motors Asia Ltd.	4 - 7 cicilan/*instalments* (2001 – 2005)	LIBOR + 1%
Marubeni Corporation	5 cicilan/*instalments* (2001 – 2005)	LIBOR + (0.5% up to 1%) Japanese LTPR + 2%
Itochu Corporation	5 cicilan/*instalments* (2001 – 2005)	LIBOR + 1%
Nissan Diesel Motor Co., Ltd.	6 cicilan/*instalments* (2003 – 2006)	2.8%

Pada bulan September 2002, PT Astra Isuzu Casting Company ("AICC"), anak perusahaan yang menerima pinjaman dari Isuzu Motor Asia Ltd., tidak dapat membayar cicilan pokok hutangnya yang jatuh tempo, sesuai dengan perjanjian pinjaman maka AICC berada dalam keadaan gagal bayar dan karenanya seluruh pinjaman dari Isuzu Motor Asia Ltd., diklasifikasikan sebagai kewajiban lancar.

In September 2002, PT Astra Isuzu Casting Company ("AICC"), a subsidiary, has a loan from Isuzu Motor Asia Ltd., which is in default for non-repayment of the principal. In accordance with the terms and conditions of the loan agreement, AICC is in default and therefore the loan is due and payable, and has been classified as current as at 31 December 2002.

Lihat Catatan 15d untuk rincian jaminan atas pinjaman ini dan Catatan 27j untuk pengungkapan kewajiban kontijensi yang berhubungan dengan penalti dari pinjaman-pinjaman yang "*default*".

Refer to Note 15d for details of loan security and note 27j for disclosure of the contingent liability relating to penalties for loans in default.

d. Jaminan pinjaman anak perusahaan

d. Loan security – subsidiaries

Pada tanggal 31 Desember 2002, pinjaman tertentu sejumlah US$ 120 juta, JPY 3,14 miliar dan Rp 809,9 miliar yang diperoleh anak perusahaan tertentu dijamin dengan piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap anak perusahaan, dan jaminan dari pemegang saham asing anak perusahaan tertentu (lihat Catatan 5, 6, 9, 10 dan 11).

As at 31 December 2002, loans amounting to US$ 120 million, JPY 3.14 billion and Rp 809.9 billion obtained by certain subsidiaries are secured by trade receivables, inventories, financing receivables and fixed assets, and corporate guarantees from foreign shareholders of subsidiaries (refer to Notes 5, 6, 9, 10 and 11).

(Expressed in millions of Rupiah)

18. HAK MINORITAS ATAS AKTIVA BERSIH ANAK PERUSAHAAN

18. MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES

Rincian proporsi pemilikan pemegang saham minoritas atas aktiva bersih dan laba/(rugi) bersih anak perusahaan yang dikonsolidasi berdasarkan segmen industri adalah sebagai berikut:

Details of minority interest in the net assets and net income/(loss) of consolidated subsidiaries, by industry segment, are as follows:

	2002					
Investee	31/12/2001	Laba/(rugi) bersih/ *Net income/ (Loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/12/2002	*Investee*
Otomotif	1,040,893	374,071	(70,142)	(8,912)	1,335,910	*Automotive*
Jasa keuangan	421,895	130,569	(62,458)	(6,982)	483,024	*Financial services*
Perkebunan	449,389	48,573	(7,473)	22,740	513,229	*Agribusiness*
Perkayuan	7	11,465	-	(11,472)	-	*Wood-based*
Teknologi informasi	49,594	15,764	-	1,417	66,775	*Information technology*
Alat-alat berat	21,071	4,272	(2,230)	4	23,117	*Heavy equipment*
Lain-lain	703	(9)	-	-	694	*Others*
	1,983,552	584,705	(142,303)	(3,205)	2,422,749	

	2001					
Investee	31/12/2000	Laba/(rugi) bersih/ *Net income/ (Loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/12/2001	*Investee*
Otomotif	855,490	334,790	(40,594)	(108,793)	1,040,893	*Automotive*
Jasa keuangan	319,740	116,525	(20,532)	6,162	421,895	*Financial services*
Perkebunan	422,260	37,430	(5,915)	(4,386)	449,389	*Agribusiness*
Perkayuan	89,030	(87,144)	-	(1,879)	7	*Wood-based*
Teknologi informasi	45,059	4,156	-	379	49,594	*Information technology*
Alat-alat berat	17,278	5,892	(1,716)	(383)	21,071	*Heavy equipment*
Lain-lain	727	(24)	-	-	703	*Others*
	1,749,584	411,625	(68,757)	(108,900)	1,983,552	

Laba bersih hak minoritas dari anak perusahaan sejumlah Rp 584,7 miliar (2001: Rp 411,63 miliar) telah dialokasikan sebagai berikut:

The minority interest in the net income of subsidiaries of Rp 584.7 billion (2001: Rp 411.63 billion) was allocated as follows:

	2002	2001	
Operasi yang dilanjutkan	584,705	412,804	*Continuing operations*
Operasi dalam penghentian	-	(1,179)	*Discontinuing operation*
Seluruh operasi	584,705	411,625	*Total operations*

(Expressed in millions of Rupiah)

24. INFORMASI SEGMEN USAHA

24. SEGMENT INFORMATION

Informasi mengenai segmen industri Perseroan dan anak perusahaan adalah sebagai berikut:

Details of the Company's and subsidiaries' industry segments are as follows:

	Penghasilan bersih/ *Net revenues*		**Laba/(rugi) usaha/** *Operating income/(loss)*		**Jumlah aktiva/** *Total assets*		
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	
Otomotif	25,451,245	25,567,228	1,758,253	1,951,890	20,516,163	19,441,282	*Automotive*
Jasa keuangan	1,651,295	1,228,102	467,138	295,114	4,858,319	4,170,929	*Financial services*
Perkebunan	2,031,478	1,417,491	587,806	318,631	2,611,048	2,498,975	*Agribusiness*
Perkayuan	418,428	887,610	(71,949)	(60,767)	-	1,607,559	*Wood-based*
Teknologi informasi	829,488	713,680	62,271	54,899	722,881	830,837	*Information technology*
Alat-alat berat	299,461	292,301	24,447	35,449	205,586	201,368	*Heavy equipment*
Lain-lain	19,622	16,311	(64,034)	(18,346)	1,383,143	915,520	*Other*
Jumlah	30,701,017	30,122,723	2,763,932	2,576,870	30,297,140	29,666,470	*Total*
Eliminasi*	(15,984)	-	46,635	46,636	(4,111,535)	(3,092,924)	*Eliminations**
Konsolidasian	30,685,033	30,122,723	2,810,567	2,623,506	26,185,605	26,573,546	*Consolidated*
Dikurangi:							*Less:*
Operasi dalam penghentian	(418,428)	(887,610)	71,949	60,767	-	(1,607,559)	*Discontinuing operation*
Operasi yang dilanjutkan	30,266,605	29,235,113	2,882,516	2,684,273	26,185,605	24,965,987	*Continuing operations*

	Beban pokok penghasilan/ *Cost of revenues*		**Beban bunga/** *Interest expense*		**Jumlah kewajiban/** *Total liabilities*		
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	
Otomotif	21,161,660	21,591,797	673,564	975,874	12,561,472	15,600,670	*Automotive*
Jasa keuangan	450,388	411,935	-	-	3,179,849	3,109,422	*Financial services*
Perkebunan	1,224,723	938,913	157,621	161,639	1,262,760	1,307,484	*Agribusiness*
Perkayuan	454,808	878,958	53,678	125,288	-	1,741,483	*Wood-based*
Teknologi informasi	572,663	457,982	18,954	40,548	403,423	593,659	*Information technology*
Alat-alat berat	235,901	226,728	2,681	4,656	111,367	115,500	*Heavy equipment*
Lain-lain	6,310	6,195	243	393	219,604	87,435	*Other*
Jumlah	24,106,453	24,512,508	906,741	1,308,398	17,738,475	22,555,653	*Total*
Eliminasi*	(46,636)	(46,654)	(15,878)	(31,276)	(474,180)	(532,485)	*Eliminations**
Konsolidasian	24,059,817	24,465,854	890,863	1,277,122	17,264,295	22,023,168	*Consolidated*
Dikurangi:							*Less:*
Operasi dalam penghentian	(454,808)	(878,958)	(50,497)	(117,676)	-	(1,741,483)	*Discontinuing operation*
Operasi yang dilanjutkan	23,605,009	23,586,896	840,366	1,159,446	17,264,295	20,281,685	*Continuing operations*

* Eliminasi antar segmen industri

* *Elimination between industry segments*

(Expressed in millions of Rupiah)

25. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA (lanjutan)

25. *RELATED PARTY INFORMATION (continued)*

b. Penjualan (lanjutan)

b. Sales (continued)

	2002		2001		
	%*	Rp	%*	Rp	
Saldo pindahan	7.83	2,405,737	7.21	2,143,717	*Brought forward balance*
PT Pramindo Ikat Nusantara	0.07	21,111	0.05	15,770	*PT Pramindo Ikat Nusantara*
Isuzu Motors Asia Ltd.	0.05	16,502	0.90	271,965	*Isuzu Motors Asia Ltd.*
PT Kayaba Indonesia	0.03	8,120	0.00	4,870	*PT Kayaba Indonesia*
PT United Tractors Tbk.	0.03	7,982	0.05	13,863	*PT United Tractors Tbk.*
PT Denso Indonesia Corporation	0.01	4,012	0.00	4,244	*PT Denso Indonesia Corporation*
PT Kokusai Godo Denso Indonesia	0.01	3,856	0.00	2,159	*PT Kokusai Godo Denso Indonesia*
PT Komatsu Indonesia	0.01	2,848	-	-	*PT Komatsu Indonesia*
PT Fuji Technica Indonesia	0.01	2,639	0.00	1,183	*PT Fuji Technica Indonesia*
PT Wahana Eka Paramitra	0.01	2,529	0.00	2,618	*PT Wahana Eka Paramitra*
PT Inti Ganda Perdana	0.01	2,126	0.00	2,856	*PT Inti Ganda Perdana*
PT Astra Auto Finance	0.01	1,561	0.00	1,381	*PT Astra Auto Finance*
PT GS Battery Inc.	0.00	1,013	0.00	4,529	*PT GS Battery Inc.*
PT Berau Coal	0.00	932	0.00	2,303	*PT Berau Coal*
Toyota Tsusho Corporation	-	-	0.11	31,672	*Toyota Tsusho Corporation*
PT EDS Manufacturing Indonesia **	-	-	0.10	30,347	*PT EDS Manufacturing Indonesia **
Aisin Chemical Co., Ltd.	-	-	0.02	6,905	*Aisin Chemical Co., Ltd.*
Isuzu Motors Ltd.	-	-	0.02	6,456	*Isuzu Motors Ltd.*
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.02	7,225	0.00	1,183	*Other (below Rp 1 billion each)*
Total Penjualan	8.10	2,488,193	8.46	2,548,021	*Total Sales*

* % terhadap jumlah penghasilan bersih
** Bukan merupakan pihak yang mempunyai hubungan istimewa sejak tanggal 30 September 2002.

* *% of total net revenues*
** *No longer a related party as at 30 September 2002.*

Penjualan barang ke pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis)*.

Sales of goods to related parties are on an arm's length basis.

c. Pembelian

c. Purchases

Rincian pembelian dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of purchases from related parties are as follows:

	2002		2001		
	%*	Rp	%*	Rp	
PT Astra Honda Motor	15.13	3,641,864	12.73	3,114,017	*PT Astra Honda Motor*
Toyota Motor Corporation	14.15	3,406,408	14.36	3,513,882	*Toyota Motor Corporation*
PT Astra Daihatsu Motor	6.67	1,604,122	6.53	1,597,365	*PT Astra Daihatsu Motor*
Saldo dipindahkan	35.95	8,652,394	33.62	8,225,264	*Carried forward balance*

* % terhadap jumlah beban pokok penghasilan

* *% of total cost of revenues*

(Expressed in millions of Rupiah)

25. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA (lanjutan)

25. RELATED PARTY INFORMATION (continued)

f. Piutang lain-lain (lanjutan)

f. Other receivables (continued)

	2002	2001	
Mata uang asing:			*Foreign currencies:*
Fuji Technica Indonesia	59,321	73,157	*Fuji Technica Indonesia*
Sunray Pte., Ltd.	9,933	11,555	*Sunray Pte., Ltd.*
Cambodia Astra Motor Ltd.	7,325	8,521	*Cambodia Astra Motor Ltd.*
Myanmar Astra Chinte Motor Ltd.	5,080	5,910	*Myanmar Astra Chinte Motor Ltd.*
Toyota Motor Corporation	382	1,412	*Toyota Motor Corporation*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,653	1,956	*Other (below Rp 1 billion each)*
	83,694	102,511	
Jumlah	123,799	138,517	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(29,719)	(43,422)	*Provision for doubtful accounts*
	94,080	95,095	

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kemungkinan kerugian atas tidak tertagihnya piutang pihak yang mempunyai hubungan istimewa.

Management believes that the provision for doubtful accounts is adequate to cover possible losses from non-collection of receivables from related parties.

Kecuali piutang dari PT Bina Pertiwi, semua piutang lain-lain tidak dibebankan bunga. Piutang dari PT Bina Pertiwi dibebankan bunga sebesar 16,5% per tahun.

Except for the receivable from PT Bina Pertiwi, all other receivables are non-interest bearing. The receivable from PT Bina Pertiwi earns interest at 16.5% per annum.

g. Piutang karyawan

g. Loans to officers and employees

Perseroan dan anak perusahaan tertentu memberikan pinjaman, yang pada umumnya tidak dikenakan bunga, untuk pembelian rumah dan kendaraan bermotor kepada karyawannya. Pada tanggal 31 Desember 2002 dan 2001, saldo pinjaman tersebut masing-masing berjumlah Rp 223,44 miliar dan Rp 188,95 miliar.

The Company and certain subsidiaries granted housing and vehicle loans to their officers and employees, which are generally non-interest bearing. As at 31 December 2002 and 2001, outstanding balances of these loans amounted to Rp 223.44 billion and Rp 188.95 billion respectively.

26. LABA PER SAHAM (lanjutan)

26. *EARNINGS PER SHARE (continued)*

Dalam perhitungan laba bersih per saham dilusian, rata-rata tertimbang jumlah saham yang beredar setelah penyesuaian untuk penerbitan hak memesan efek terlebih dahulu, disesuaikan untuk konversi seluruh potensi saham yang bersifat dilutif. Perseroan memiliki dua jenis potensi saham yang bersifat dilutif: *rights* dan opsi saham.

In the diluted earnings per share calculation, the weighted average number of shares outstanding after adjustment for rights issue, is adjusted to assume conversion of all dilutive potential shares. The Company has two categories of dilutive potential shares: rights and stock options.

Perhitungan dilakukan untuk *rights* dan opsi saham untuk menentukan jumlah saham yang dapat diperoleh pada harga pasar (rata-rata harga saham Perseroan selama setahun) berdasarkan nilai uang atas hak yang melekat pada *rights* dan opsi saham untuk menentukan unsur bonus. Penyesuaian terhadap laba bersih dan rata-rata tertimbang jumlah saham biasa yang beredar adalah sebagai berikut:

A calculation is performed for rights and stock options to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company for one year) based on the monetary value of the subscription rights attached to outstanding rights and stock options to determine the bonus element. The adjustment to net income and the weighted average number of ordinary shares outstanding is as follows:

	2002	2001	
Laba kepada pemegang saham	3,636,608	844,511	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan) setelah penyesuaian untuk penerbitan *rights*	3,552,496	3,455,441 *	*Weighted average number of ordinary shares outstanding (in thousands) adjusted for rights issue*
Penyesuaian untuk *rights* dan opsi saham (dalam ribuan)	26,989	44,675	*Adjustment for rights and stock options (in thousands)*
Rata-rata tertimbang jumlah saham biasa untuk perhitungan laba bersih per saham dilusian (dalam ribuan)	3,579,485	3,500,116	*Weighted average number of ordinary shares for diluted earnings per share (in thousands)*
Laba per saham dilusian (Rupiah penuh)	1,016	241 *	*Diluted earnings per share (full Rupiah)*

* Dalam laporan keuangan konsolidasian tahun 2001, laba per saham dasar dan laba per saham dilusian adalah masing-masing Rp 335 (Rupiah penuh) dan Rp 329 (Rupiah penuh) dengan dasar rata-rata tertimbang jumlah saham biasa yang beredar adalah 2.518.997.000.

* *In the 2001 consolidated financial statements, basic earnings per share and diluted earnings per share were reported as Rp 335 (full Rupiah) and Rp 329 (full Rupiah) respectively based on the weighted average number of ordinary shares outstanding of 2,518,997,000.*

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI

27. *AGREEMENTS, COMMITMENTS AND CONTINGENCIES*

Perseroan dan anak perusahaan memiliki perjanjian, ikatan dan kewajiban kontinjensi penting per tanggal 31 Desember 2002 sebagai berikut:

The Company and subsidiaries have, or had during the year, the following significant outstanding agreements, commitments and contingencies as at 31 December 2002:

(Expressed in millions of Rupiah)

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI (lanjutan)

b. Perjanjian penjualan dan pembelian saham (lanjutan)

Pada tanggal 5 Desember 2000, PDP memilih untuk menggunakan hak opsinya untuk menjual saham dimaksud. Pada tanggal 15 Desember 2000, Perseroan dan PDP sepakat untuk menangguhkan pelaksanaan opsi jual tersebut untuk periode sampai dengan tanggal 15 Juni 2004, sesuai dengan Penyelesaian PPPS ("Penyelesaian"), dimana selama periode tersebut Perseroan mempunyai hak untuk melakukan pembelian saham tersebut. Sebagai kompensasi atas persetujuan untuk menangguhkan pelaksanaan opsi jual, Perseroan setuju untuk membayar denda tahunan kepada PDP sebesar 10% dari Harga.

Berdasarkan Penyelesaian, jika harga pasar dari saham tersebut sebelum 15 Juni 2004 mencapai US$ 52,5 juta, PDP berhak untuk menjual sahamnya kepada pihak ketiga setelah memberikan prioritas kepada Perseroan untuk melaksanakan pembeliannya. Perseroan dan PDP juga menandatangani Surat Tambahan dimana kedua belah pihak setuju untuk mengurangi jumlah saham dan Harga jika PDP mengurangi nilai pokok pinjamannya yang terutang dalam perjanjian pinjaman PDP dengan pihak ketiga. Saham-saham AAL terkait dengan PPPS saat ini digunakan sebagai jaminan untuk pinjaman tersebut.

PDP dan anak perusahaannya, PT Artimas Kencana Murni ("AKM"), juga mengeluarkan *"Letter of Undertaking"* pada tanggal 19 Desember 2000, dimana PDP dan AKM menyetujui bahwa jika PDP memiliki kelebihan dana, setelah membayar kewajibannya kepada pihak ketiga, maka PDP akan:

- Membayar kembali kepada Perseroan atas seluruh denda yang telah dibayarkan kepada PDP; dan
- Sesuai permintaan Perseroan, segera membeli kembali seluruh saham yang telah dibeli oleh Perseroan dengan harga yang sama dengan yang dibayarkan Perseroan.

***27. AGREEMENTS, COMMITMENTS AND CONTINGENCIES** (continued)*

***b. Agreement to sell and purchase shares** (continued)*

On 5 December 2000, PDP elected to exercise its option to sell the shares. On 15 December 2000, the Company and PDP agreed to defer the implementation of the exercised option to 15 June 2004 in the manner stipulated in the Settlement to ASPS agreement (the "Settlement"), with the Company having the right to purchase the shares at any time during this period. As compensation for agreeing to defer the implementation of the exercised option, the Company agreed to pay an annual penalty to PDP amounting to 10% of the Price.

Under the Settlement, if the market value of the shares, at any time before 15 June 2004, reaches US$ 52.5 million, PDP has the right to sell the shares to a third party after first giving priority to the Company. In addition, the Company and PDP also signed a Side Letter whereby both parties agreed to reduce the number of shares and the Price if PDP reduces the principal amount outstanding under a PDP loan agreement with a third party. The AAL shares subject to the ASPS are currently used as collateral for this loan.

PDP and its subsidiary, PT Artimas Kencana Murni ("AKM"), also issued a "Letter of Undertaking" on 19 December 2000 whereby PDP and AKM undertake that should PDP have excess funds, after repaying its loans to a third party, PDP will:

- *Repay to the Company all penalty amounts paid to PDP; and*
- *Upon the Company's request, immediately buy back the shares purchased by the Company at the same price paid by the Company.*

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI (lanjutan)

***27. AGREEMENTS, COMMITMENTS AND CONTINGENCIES** (continued)*

d. Perjanjian lisensi, bantuan teknis, royalti dan merek dagang

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan para pemberi lisensi berikut:

d. Licensing, technical assistance, royalty and trademark agreements

Certain subsidiaries have existing licensing, technical assistance, royalty and trademark agreements with the following licensors:

- Metalart Corporation Japan
- Aisin Seiki Co., Ltd.
- Kawasaki Industrial Co., Ltd.
- Daido Kogyo Co., Ltd.
- Isuzu Motors Ltd.
- Automobiles Peugeot
- BMW AG
- Daido Amistar Co., Ltd.
- Aisin Chemical Co., Ltd.
- Kyoto Tools Co., Ltd.
- Toyota Motor Corporation
- Nissan Diesel Motor Co., Ltd.
- Toyoda Gosei
- Izumi Industries Ltd.

Lihat Catatan 25d untuk jumlah royalti yang dibebankan ke laporan laba rugi konsolidasian.

Refer to Note 25d for the amount of royalty fees charged to consolidated statements of income.

e. Perjanjian distributor, *reseller* dan *system integrator*

Berdasarkan perjanjian distributor, *reseller* dan perjanjian *system integrator*, anak perusahaan tertentu ditunjuk sebagai distributor, *reseller* dan *system integrator* di Indonesia atas produk-produk dari pemberi lisensi. Berikut adalah pemberi lisensi utama:

e. Distributorship, reseller and system integrator agreements

Under their existing distributorship, reseller and system integrator agreements, certain subsidiaries have been appointed distributors, resellers and system integrators in Indonesia for the products of the licensors. Below are the main licensors:

- Fuji Xerox Co., Ltd., Japan
  (Distributor Tunggal/*Exclusive Distributor*)
- Toyota Motor Corporation, Japan
  (Distributor Tunggal/*Exclusive Distributor*)
- PT IBM Indonesia
  (Rekanan reseller/*Reseller Partner*)

f. Perjanjian usaha bersama *(joint operations)*

PT Intertel Nusaperdana dan Astratel (keduanya merupakan anak perusahaan) mempunyai pemilikan 100% pada sebuah konsorsium yang dikenal sebagai "Konsorsium Intertel Astratel (Konsorsium)" yang membangun fasilitas telekomunikasi (paket I PBH-2) berdasarkan Pola Bagi Hasil dengan Telkom.

f. Joint operation agreements

PT Intertel Nusaperdana and Astratel (both subsidiaries of the Company) have a 100% equity interest in a consortium known as "Konsorsium Intertel Astratel (Konsorsium)", which constructs telecommunication facilities (known as PBH-2 Package I) under a Revenue Sharing Program with Telkom.

(Expressed in millions of Rupiah)

27. PERJANJIAN, IKATAN DAN KEWAJIBAN KONTINJENSI (lanjutan)

j. Denda atas pelanggaran persyaratan hutang

Pada tanggal 31 Desember 2002, berikut ini adalah anak perusahaan Perseroan yang berada dalam kondisi gagal bayar karena tidak dapat memenuhi kewajiban pembayaran pokok hutang dan bunga dan/atau telah melanggar persyaratan keuangan sebagaimana diatur dalam perjanjian hutang:

- FIM (anak perusahaan AOP); dan
- AICC (anak perusahaan).

Sesuai dengan perjanjian hutangnya, anak perusahaan tersebut di atas mungkin terkena denda sebagai akibat dari kondisi gagal bayar. Pada tanggal laporan ini, tidak ada pemberitahuan mengenai pembebanan denda dari pemberi pinjaman yang diterima oleh anak perusahaan. Anak perusahaan sedang dalam proses negosiasi restrukturisasi hutang dan apabila berhasil, anak perusahaan yakin bahwa denda tersebut akan diabaikan. Oleh karena itu, tidak ada pengakuan kewajiban sehubungan dengan denda tersebut pada tanggal 31 Desember 2002.

k. Penjualan PT Pramindo Ikat Nusantara

Pada 19 April 2002, Telkom dan para pemegang saham PIN (termasuk didalamnya Astratel, anak perusahaan yang sepenuhnya dimiliki Perseroan) menandatangani Perjanjian Pembelian dan Penjualan Bersyarat ("P3B") sehubungan dengan rencana akuisisi seluruh saham PIN oleh Telkom. Dalam P3B tersebut disepakati bahwa Telkom akan membeli seluruh saham PIN dari para pemegang saham dengan harga sekitar US$ 381 juta.

Pada tanggal 1 Agustus 2002, Telkom dan pemagang saham PIN menandatangani Perubahan Perjanjian Pembelian dan Penjualan Bersyarat ("P4B"), yang merubah tanggal penutupan pertama dan pelepasan saham.

27. AGREEMENTS, COMMITMENTS AND CONTINGENCIES (continued)

j. Penalties for breach of loan terms and conditions

As at 31 December 2002, the following subsidiaries of the Company are in default on their debts due to not meeting principal and interest repayments and/or breaching financial covenants as stipulated in the underlying loan agreements:

- *FIM (subsidiary of AOP); and*
- *AICC (subsidiary).*

In accordance with the underlying agreements, the above mentioned subsidiaries may be subject to penalties as a result of the defaults. To date, no notices of penalties have been received from the lenders. The subsidiaries are in the process of negotiating restructuring of the loans and if successful, are confident that they will not be liable for any penalties. Therefore, no liabilities have been recognised in relation to such penalties as at 31 December 2002.

k. Disposal of PT Pramindo Ikat Nusantara

On 19 April 2002, Telkom and the shareholders of PIN (including Astratel, a wholly owned subsidiary) entered into a Conditional Sale and Purchase Agreement ("CSPA") in respect of the proposed acquisition of all of PIN's shares by Telkom. In the CSPA it is agreed that Telkom will acquire all of PIN's shares from the shareholders of PIN for a total price of approximately US$ 381 million.

On 1 August 2002, Telkom and the shareholders of PIN entered into an Amendment to Conditional Sale and Purchase Agreement ("ACSPA"), which amended the initial closing and release dates.

(Expressed in millions of Rupiah)

29. DANA PENSIUN (lanjutan)

29. RETIREMENT BENEFITS (continued)

Berdasarkan perhitungan aktuaria terakhir atas dana pensiun yang dilakukan oleh PT Dayamandiri Dharmakonsilindo, sebagai aktuaris independen tertanggal 31 Desember 2002, dengan menggunakan metode *"Attained-Age-Normal"* dan dengan mempertimbangkan asumsi-asumsi sebagai berikut:

The latest actuarial valuation of the retirement plan dated 31 December 2002, prepared by PT Dayamandiri Dharmakonsilindo, independent actuaries, using the "Attained-Age-Normal" method uses the following assumptions:

	Per tahun/ *Per annum*	
Tingkat diskonto	13%	*Discount rate*
Tingkat kenaikan kompensasi tahunan	10%	*Annual rate of increase in compensation*

Hasil penilaian aktuaria PT Dayamandiri Dharmakonsilindo, aktuaris independen pada tanggal 31 Desember 2002 adalah sebagai berikut:

The result of the actuarial valuation performed by PT Dayamandiri Dharmakonsilindo, independent actuaries, as at 31 December 2002 is as follows:

Nilai wajar aktiva	343,308	*Plan assets at fair value*
Kewajiban aktuaria	(267,271)	*Accumulated benefit obligations*
Kelebihan nilai wajar aktiva atas kewajiban aktuaria	76,037	*Excess of plan assets over accumulated benefit obligations*

Biaya pensiun yang dibebankan pada usaha berjumlah Rp 38,35 miliar pada tahun 2002 dan Rp 27,98 miliar pada tahun 2001 dan disajikan dalam akun "Beban usaha" (lihat Catatan 23) dan "Beban pokok penghasilan".

Retirement benefits charged to operations amounted to Rp 38.35 billion in 2002 and Rp 27.98 billion in 2001 and are included in "Operating expenses" (refer to Note 23) and "Cost of revenues" accounts.

30. OPERASI DALAM PENGHENTIAN

30. DISCONTINUING OPERATION

Pada tanggal 30 Agustus 2002, Perseroan menyelesaikan penjualan kepemilikan 74.56% saham Perseroan di SLJ dan pengalihan piutang Perseroan di SLJ (lihat Catatan 3b).

On 30 August 2002, the Company finalised the disposal of its 74.56% investment in SLJ and an associated receivable (refer to Note 3b).

SLJ merupakan segmen perkayuan dari Perseroan dan oleh karenanya informasi keuangan SLJ diungkapkan sebagai operasi dalam penghentian untuk tahun berjalan. Informasi keuangan komparatif telah disajikan kembali dengan menyajikan secara terpisah operasi yang dilanjutkan dan operasi dalam penghentian. Di bawah ini disajikan pendapatan, hasil usaha dan arus kas untuk tahun yang berakhir 31 Desember 2001 dan kewajiban bersih SLJ pada tanggal 31 Desember 2001. Pendapatan, hasil usaha, dan arus kas SLJ untuk periode yang berakhir 30 Agustus 2002 tidak tersedia, oleh karena itu Perseroan menggunakan data terakhir yang ada yaitu periode yang berakhir 30 Juni 2002 untuk tujuan dekonsolidasi.

SLJ represented the Company's wood-based business segment and as such is considered to be a discontinuing operation for the year ended 31 December 2002. Comparative financial information has been restated to separately disclose continuing and discontinuing operations. Stated below are the revenue, results and cash flows for the year ended 31 December 2001 and net liabilities as at 31 December 2001 of SLJ. Revenue, results, and cash flows for the period ended 30 August 2002 of SLJ are not available, therefore the Company has used the latest available financial statements, which are for the period ended 30 June 2002 for deconsolidation purposes.

31. AKTIVA ATAU KEWAJIBAN BERSIH DALAM MATA UANG ASING (lanjutan) / *31. NET ASSETS OR LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)*

	2001					
	JPY	US$	EUR	GBP	Others*	
Aktiva						***Assets***
Kas dan setara kas	1,248,993,908	113,927,379	2,283,275	2,277	404,117	*Cash and cash equivalents*
Investasi jangka pendek	-	18,547,092	-	-	-	*Short-term investments*
Piutang usaha	666,368,614	19,741,353	390,973	125,144	289,417	*Trade receivables*
Piutang lain-lain	3,801,081	24,050,969	-	-	31,165	*Other receivables*
Uang muka	7,497,200	1,735,568	-	250	1,123	*Advances*
Kas dan deposito berjangka yang dibatasi penggunaannya	430,257,629	23,647,057	645,748	-	-	*Restricted cash and time deposits*
Dana pelunasan obligasi	-	4,422,661	-	-	-	*Bond sinking funds*
Piutang derivatif	-	59,842,146	-	-	-	*Derivative receivables*
Aktiva lain-lain	-	5,539,342	-	-	-	*Other assets*
	2,356,918,432	271,453,567	3,319,996	127,671	725,822	
Kewajiban						***Liabilities***
Pinjaman jangka pendek	(10,293,894,991)	(12,712,307)	(2,786,585)	-	-	*Short-term loans*
Hutang usaha	(3,051,937,681)	(51,417,139)	(18,241,632)	(884,188)	(238,373)	*Trade payables*
Hutang lain-lain	(160,272,935)	(8,486,696)	-	-	(94,535)	*Other payables*
Uang muka pelanggan dan penjualan	-	(1,624,948)	-	-	-	*Customer deposits and sales advances*
Biaya yang masih harus dibayar	(359,859,605)	(28,138,480)	-	(250)	(123,607)	*Accrued expenses*
Hutang bank dan lain-lain jangka panjang	(3,498,182,981)	(1,094,847,184)	-	-	(4,449)	*Long-term bank and other loans*
	(17,364,148,193)	(1,197,226,754)	(21,028,217)	(884,438)	(460,964)	
(Kewajiban)/aktiva bersih	(15,007,229,761)	(925,773,187)	(17,708,221)	(756,767)	264,858	*Net (liabilities)/assets*
Dalam ekuivalen Rupiah (dalam jutaan)	(1,187,822)	(9,628,041)	(162,711)	(11,412)	2,755	*Rupiah equivalent (in millions)*
Jumlah dalam Rupiah - bersih (dalam jutaan)	(10,987,231)					*Total in Rupiah – net (in millions)*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US$ dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US$ equivalents using the exchange rate prevailing at balance sheet date.*

Apabila aktiva dan kewajiban dalam mata uang asing pada tanggal 31 Desember 2002 dikonversikan menggunakan kurs tengah valuta asing pada tanggal laporan ini 19 Maret 2003, maka kewajiban bersih dalam mata uang asing Perseroan dan anak perusahaan tersebut akan naik sebesar Rp 113,6 miliar, tidak termasuk keuntungan atau kerugian selisih kurs yang timbul dari nilai wajar instrumen keuangan derivatif apabila instrument tersebut dinilai dengan nilai wajarnya pada tanggal laporan ini.

If assets and liabilities in foreign currencies as at 31 December 2002 are translated using the middle rates as at 19 March 2003, being the date of this report, the total net foreign currency liabilities of the Company and subsidiaries will increase by approximately Rp 113.6 billion, excluding any foreign exchange gains or losses for derivative financial instruments if the fair values as at the date of this report were used.

INFORMASI TAMBAHAN / *SUPPLEMENTARY INFORMATION*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

NERACA
31 DESEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 31 DECEMBER 2002 AND 2001
(Expressed in millions of Rupiah, except par value per share)

	2002	2001	
AKTIVA			*ASSETS*
Aktiva lancar			***Current assets***
Kas dan setara kas	655,368	795,963	*Cash and cash equivalents*
Investasi jangka pendek	1,179	2,182	*Short-term investments*
Piutang usaha: (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 7.333 pada 31/12/2002 dan Rp 9.967 pada 31/12/2001)			*Trade receivables: (net of provision for doubtful accounts of Rp 7,333 at 31/12/2002 and Rp 9,967 at 31/12/2001)*
Pihak yang mempunyai hubungan istimewa	41,506	46,263	*Related parties*
Pihak ketiga	583,542	829,420	*Third parties*
Piutang lain-lain	110,774	46,211	*Other receivables*
Persediaan	762,628	727,227	*Inventories*
Uang muka	67,046	101,989	*Advance payments*
Pajak dibayar di muka	107,588	70,841	*Prepaid taxes*
Biaya dibayar di muka	28,495	27,145	*Prepaid expenses*
Jumlah aktiva lancar	2,358,126	2,647,241	***Total current assets***
Aktiva tidak lancar			***Non-current assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	30,463	211,406	*Restricted cash and time deposits*
Dana pelunasan obligasi	152,359	132,381	*Bond sinking funds*
Piutang lain-lain: (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 29.395 pada 31/12/2002 dan Rp 43.422 pada 31/12/2001)			*Other receivables: (net of provision for doubtful accounts of Rp 29,395 at 31/12/2002 and Rp 43,422 at 31/12/2001)*
Pihak yang mempunyai hubungan istimewa	347,957	506,902	*Related parties*
Investasi pada perusahaan asosiasi dan anak perusahaan	9,378,463	6,488,717	*Investments in associates and subsidiaries*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai saham sebesar Rp 5.657 pada 31/12/2002 dan Rp 6.057 pada 31/12/2001)	34,779	38,847	*Other long-term investments (net of provision for decline in value of Rp 5,657 at 31/12/2002 and Rp 6,057 at 31/12/2001)*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 456.798 pada 31/12/2002 dan Rp 404.158 pada 31/12/2001)	1,424,181	1,358,323	*Fixed assets (net of accumulated depreciation of Rp 456,798 at 31/12/2002 and Rp 404,158 at 31/12/2001)*
Aktiva yang belum digunakan dalam usaha	210,088	239,362	*Assets not yet used in operations*
Aktiva pajak tangguhan	923,019	1,553,005	*Deferred tax assets*
Piutang karyawan	64,521	56,874	*Loans to officers and employees*
Biaya tangguhan	19,377	3,638	*Deferred charges*
Aktiva lain-lain	28,565	5,031	*Other assets*
Jumlah aktiva tidak lancar	12,613,772	10,594,486	***Total non-current assets***
JUMLAH AKTIVA	14,971,898	13,241,727	***TOTAL ASSETS***

INFORMASI TAMBAHAN / *SUPPLEMENTARY INFORMATION*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

LAPORAN PERUBAHAN EKUITAS
UNTUK TAHUN YANG BERAKHIR
31 DESEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED
31 DECEMBER 2002 AND 2001
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor/ *Additional paid-in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restrukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi/ *Capital transactions of affiliates*	Saldo dipindahkan/ *Carry forward balance*	
Saldo 1 Januari 2001	1,253,321	330,233	430,121	124,361	1,248,924	3,386,960	*Balance as at 1 January 2001*
Penyesuaian:							*Adjustments:*
Penyisihan atas manfaat uang jasa karyawan – Perseroan	-	-	-	-	-	-	*Provision for employee entitlements - the Company*
Pengaruh pajak sehubungan dengan penyisihan manfaat karyawan – Perseroan	-	-	-	-	-	-	*Tax effect in relation to the provision for employee entitlements - the Company*
Penyisihan atas manfaat uang jasa karyawan – anak perusahaan dan perusahaan asosiasi	-	-	-	-	-	-	*Provision for employee entitlements - subsidiaries and associates*
Pengaruh pajak sehubungan dengan penyisihan manfaat karyawan – anak perusahaan	-	-	-	-	-	-	*Tax effect in relation to the provision for employee entitlements - subsidiaries*
Saldo 1 Januari 2001, setelah penyesuaian	1,253,321	330,233	430,121	124,361	1,248,924	3,386,960	*Balance as at 1 January 2001, after adjustment*
Laba bersih	-	-	-	-	-	-	*Net income*
Penerbitan saham	15,769	-	-	-	-	15,769	*Shares issued*
Tambahan modal disetor	-	8,880	-	-	-	8,880	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	127,908	127,908	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	*Investment fair value revaluation*
Saldo 31 Desember 2001	1,269,090	339,113	430,121	124,361	1,376,832	3,539,517	*Balance as at 31 December 2001*

	Saldo pindahan/ *Carried forward balance*	Akumulasi selisih kurs karena penjabaran laporan keuangan/ *Exchange difference due to financial statement translation*	Akumulai penyesuaian nilai wajar investasi/ *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya/ *Appropriated retained earnings*	Saldo defisit/ *Accumulated losses*	Jumlah/ *Total*	
Saldo 1 Januari 2001	3,386,960	(6,576)	(291,427)	4,700	(1,257,407)	1,836,250	*Balance as at 1 January 2001*
Penyesuaian:							*Adjustments:*
Penyisihan atas manfaat uang jasa karyawan – Perseroan	-	-	-	-	(28,230)	(28,230)	*Provision for employee entitlements - the Company*
Pengaruh pajak sehubungan dengan penyisihan manfaat karyawan – Perseroan	-	-	-	-	8,470	8,470	*Tax effect in relation to the provision for employee entitlements - the Company*
Penyisihan atas manfaat uang jasa karyawan – anak perusahaan dan perusahaan asosiasi	-	-	-	-	(76,977)	(76,977)	*Provision for employee entitlements - subsidiaries and associates*
Pengaruh pajak sehubungan dengan penyisihan manfaat karyawan – anak perusahaan	-	-	-	-	16,054	16,054	*Tax effect in relation to the provision for employee entitlements - subsidiaries*
Saldo 1 Januari 2001, setelah penyesuaian	3,386,960	(6,576)	(291,427)	4,700	(1,338,090)	1,755,567	*Balance as at 1 January 2001, after adjustment*
Laba bersih	-	-	-	-	855,856	855,856	*Net income*
Penerbitan saham	15,769	-	-	-	-	15,769	*Shares issued*
Tambahan modal disetor	8,880	-	-	-	-	8,880	*Additional paid-in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	127,908	-	-	-	-	127,908	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	(54,530)	-	-	(54,530)	*Investment fair value revaluation*
Saldo 31 Desember 2001	3,539,517	(6,576)	(345,957)	4,700	(482,234)	2,709,450	*Balance as at 31 December 2001*

INFORMASI TAMBAHAN / *SUPPLEMENTARY INFORMATION*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

REKONSILIASI LABA/(RUGI) BERSIH
UNTUK TAHUN YANG BERAKHIR
31 DESEMBER 2002 DAN 2001
(Dinyatakan dalam jutaan Rupiah)

RECONCILIATION OF NET INCOME/(LOSS)
FOR THE YEARS ENDED
31 DECEMBER 2002 AND 2001
(Expressed in millions of Rupiah)

Rekonsiliasi antara laba bersih konsolidasian dan laba bersih Perseroan adalah sebagai berikut:

A reconciliation between net income in the consolidated statements of income and net income in the statements of income of the Company is as follows:

	2002	2001	
Laba bersih konsolidasian	3,636,608	844,511	*Net income per consolidated statements of income*
Rekonsiliasi:			*Reconciliation:*
(Pembatalan kerugian)/kerugian melebihi nilai investasi pada anak perusahaan	(14,330)	11,345	*(Reversal of loss)/losses in excess of the investments in subsidiaries*
Laba bersih Perseroan (induk perusahaan saja)	3,622,278	855,856	*Net income of the Company (parent company only)*

MASNET No. 38 OF 17.03.2003
Announcement No. 38


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") announces that it has today purchased from the market, 1,837,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR4.23 billion (equivalent to approximately S$828,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 35.05% to 35.09%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 17/03/2003 to the SGX


CYCLE & CARRIAGE

Cycle & Carriage - 2002 Annual Results

February 2003

Financial Highlights

	2002 cts	2001 cts	change
Earnings per share	96.3	50.9	89%
Earnings per share (excluding exceptional items)	108.9	70.3	55%
Gross dividend per share	15.0	15.0	0%
Net asset value per share	428	338	27%



Profit after Taxation & Minority Interests By Activity

	2002 S$m	2001 S$m	change
Trading profit	261.3	165.9	57%
Exceptional items			
C&C Australia	(9.9)	6.3	n.m.
CCM	-	5.5	-100%
CCL	(5.0)	-	n.m.
MCL Land	(12.5)	(18.2)	-31%
CCLGP	(10.6)	-	n.m.
Astra	7.7	(39.4)	n.m.
	(30.3)	(45.8)	-34%
Attributable profit	231.0	120.1	92%

Net debt/ (cash)

	2002 S$m	2001 S$m	change
CCL	363.4	387.6	-6%
MCL Land	121.1	307.2	-61%
C&C (Australia)	131.6	136.2	-3%
CCLGP	17.2	23.5	-27%
Truck Investments	19.3	11.2	72%
Singapore motors	(20.0)	4.5	n.m.
Other	1.3	(1.1)	n.m.
Group	633.9	869.1	-27%


Singapore
Motors

Singapore Motors

	2002	2001	Change
	S$m	S$m	
Revenue	1,272.9	1,571.7	-19%
Contributions:			
Motor operations	31.9	66.7	-52%
Auto finance	13.0	12.4	5%
	44.9	79.1	-43%
Overheads & interest	(11.3)	(8.7)	30%
Taxation	(2.6)	(17.9)	-85%
	31.0	52.5	-41%

Singapore Motors
Outlook

- Economic conditions remains bearish
- Impact from new financing rules may be limited
- Competition amongst distributors will remain intense & margins for new cars will remain under pressure
- Launch of S350, new C-Class Kompressor, Colt, Lancer & Spacewagon in 2003
- Sales expected to remain stable
- Option exercised to increase shareholding in UMF to 50%

Cycle & Carriage Bintang
The market

	2002	2001	Change
Mercedes-Benz	3,308	2,617	26%
Peugeot	163	-	n.m.
Other	43	9	378%
Total	3,514	2,626	34%
Non-national car market	31,296	24,225	29%
CCB market share	11%	11%	
Mercedes-Benz CV	394	286	38%
Mazda CV	930	897	4%

CYCLE & CARRIAGE LIMITED
239 ALEXANDRA ROAD SINGAPORE 159930 TEL 473 3122 FAX 475 7088 TELEGRAPHIC ADDRESS CYCLECARRI SINGAPORE
INCORPORATED IN SINGAPORE

Cycle & Carriage Bintang
2002 Review

- Non-national car sector grew 29%
- Mercedes-Benz sales grew faster than luxury market & remains leader in the segment
- Peugeot franchise commenced in September with 14 dealers
- Mazda operations turned around from improved sales


Australia

Cycle & Carriage Australia

	2002 S$m	2001 S$m	Change
Revenue*	769.8	730.6	5%
Trading profit	(1.2)	(3.6)	-67%
Exceptional gain/(loss)	(9.9)	6.3	n.m.
	(11.1)	2.7	n.m.
Shareholders' funds	103.8	110.1	-6%

* Includes share of associates' revenue

Cycle & Carriage Australia Outlook

- ***Market flat & Hyundai sales similar***
- ***Cost reduction plans in place***

Cycle & Carriage New Zealand/TIL

Units	2002	2001	change
Kia distribution	507	122	316%
Passenger car	964	963	0%
Light commercial vehicle	410	185	122%
Heavy trucks	535	305	75%
Total	2,416	1,575	53%
Revenue (NZ$m)	247.0	175.2	41%
Attributable profit (NZ$m)	6.6	3.0	120%

- Improvement due strong growth Trucks/CVs sales
- Distribution rights obtained for Nissan heavy trucks
- Further improvement expected in 2003

MCL Land

	2002 S$m	2001 S$m	Change
Revenue	517.2	165.6	212%
Investment profit	13.9	11.5	21%
Development profit	45.2	7.8	479%
Overheads	(1.0)	(4.3)	-77%
Trading profit	58.1	15.0	287%
Exceptional items	(7.5)	(30.6)	-75%
Net profit after tax	50.6	(15.6)	n.m.
Shareholders' funds	816.3	820.0	0%
Gearing	15%	37%	
Earnings per share (cts)	13.7	(4.2)	n.m.
Net asset value per share (cts)	221	222	0%

82-3163

MCL Land Outlook

- ***Property market in Singapore expected to remain subdued***
- ***Group's performance in 2003 will be supported by investment properties and profit recognition from The Warren, Forest Hills & Rio Vista***
- ***Selectively acquire sites targeting mainly at upgraders in Singapore & selective sites in Malaysia***


Astra

Astra International
Revenue by activity

	11 months to Nov 2002 Rp bn	11 months to Nov 2001 Rp bn	change
Cars	18,759	19,399	-3%
Motorcycles	3,709	2,924	27%
Components	1,702	1,818	-6%
Automotive	24,170	24,141	0%
Financial services	1,499	1,135	32%
Heavy equipment	288	281	2%
IT & Consumer goods	744	656	13%
Agribusiness	1,865	1,269	47%
Woodbased	418	819	-49%
Others	18	13	38%
Total	29,002	28,314	2%

Astra International

	11 months to Nov 2002 Rp bn	11 months to Nov 2002 S$ m
Revenue	29,002	5,597.4
Trading profit (after tax)	2,573	496.5
Forex gain (after tax)	769	148.5
Gain on Pramindo sale	216	41.7
Attributable profit	3,558	686.7

C&C's 31% share	S$ m
Trading profit (incl. adj.)	184.9
Forex gain (adj. for Dec)	34.2
Provision against tax	(40.0)
Gain on Pramindo sale	13.0
Gain on Bank Universal sale	0.5
Net contribution	192.6

Astra International
Outlook

- ***Successful rights issue & C&C shareholding increased to 34.3%***
- ***Announcement of sale of Toyota manufacturing to TMC***
- ***Financial health considerably improved***
- ***Ongoing currency volatility expected***

Overall Strategy

- Reduce both consolidated & parent company debt
- Ensure Australia returns to profit stability
- Improve profitability & return on shareholders' funds
- Focus on Astra potential

MASNET No. 51 OF 19.03.2003
Announcement No. 51


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

CYCLE & CARRIAGE INCREASES ITS SHAREHOLDING IN PT ASTRA INTERNATIONAL TBK

Cycle & Carriage Limited ("CCL") wishes to announce that it has today purchased from the market, 500,000 shares of Rp500 each ("Additional Shares") in PT Astra International Tbk ("Astra") at IDR2,300 per share, or a total consideration of about IDR1.15 billion (equivalent to approximately S$224,000).

The Additional Shares increased CCL's shareholding in Astra slightly from 35.09% to 35.10%.

None of the substantial shareholders or directors of CCL have any interest, direct or indirect, in the acquisition of the Additional Shares.

Submitted by Ho Yeng Tat, Group Company Secretary on 19/03/03 to the SGX

MASNET No. 18 OF 21.03.2003
Announcement No. 18


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the Company will be held in The Mandarin Court, Fourth Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Tuesday, 6 May 2003 at 11:15 a.m. for the following purposes:

As Ordinary Business:

1. To receive and adopt the Audited Accounts for the year ended 31 December 2002 together with the reports of the Directors and the Auditors thereon.

2. To approve the payment of a final dividend of 12% less income tax for the year ended 31 December 2002 as recommended by the Directors.

3. To approve Directors' fees of S$618,000 for the year ended 31 December 2002 (2001: S$379,000).

4. To approve payment of Directors' fees of up to S$576,000 for the year ending 31 December 2003.

5. To re-elect the following Directors retiring pursuant to Article 95 of the Articles of Association of the Company:

   (a) Mr Boon Yoon Chiang;
   (b) Mr Lim Ho Kee; and
   (c) Mr Anthony John Liddell Nightingale.

6. To re-elect the following Directors retiring pursuant to Article 99 of the Articles of Association of the Company:

   (a) Mr Brian Richard Keelan; and
   (b) Mr Adam Phillip Charles Keswick.

7. To pass the following resolutions:

   (a) "That Mr Alan Yeo Chee Yeow be authorised to continue to act as Director from the date of this Annual General Meeting until the next Annual General

Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

(b) "That Mr Owen Phillimore Howell-Price be authorised to continue to act as an Alternate Director to Mr Anthony John Liddell Nightingale from the date of this Annual General Meeting until the next Annual General Meeting, pursuant to section 153(6) of the Companies Act, Chapter 50."

8. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

9. To transact any other routine business which may arise.

As Special Business:

10. To consider and, if thought fit, to pass with or without any amendments the following resolutions as Ordinary Resolutions:

(a) "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 5 per cent of the issued share capital of the Company from time to time."

(b) "That approval be and is hereby given to the Directors to issue such shares as may be required to be issued pursuant to the exercise of options granted or to be granted in accordance with the provisions of the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") provided always that the aggregate number of shares to be issued pursuant to the Scheme 2000 shall not exceed 15 per cent of the issued share capital of the Company from time to time."

(c) "That approval be and is hereby given to the Directors to issue such shares in the capital of the Company as may be required to be issued pursuant to the Cycle & Carriage Limited Scrip Dividend Scheme."

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 21 March 2003

Notes:
A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf and such proxy need not be a member of the Company.

An instrument appointing a proxy must be deposited at the office of the share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street, #11-00 PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof.

Statement pursuant to Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited

Mr Lim Ho Kee and Mr Alan Yeo Chee Yeow, who will continue as members of the Company's Audit Committee upon their re-election as Directors of the Company respectively, are independent Directors.

Additional information for items under the heading "As Ordinary Business":

a. The increase in Directors' fees for non-executive Directors under item 3 is in line with the increased scope of responsibilities and activities of the Board and its committees during the year 2002. These are described in the Corporate Governance Statement in the Company's Annual Report 2002.

b. Item 4 is to facilitate payment of Directors' fees on current year basis, calculated based on the number of scheduled Board and committee meetings for 2003 and assuming that all non-executive Directors will hold office for the full year. In the event the Directors' fees proposed is insufficient (e.g. due to more meetings or enlarged Board size), approval will be sought at next year's AGM for additional fees to meet the shortfall.

Statement pursuant to Article 54 of the Articles of Association of the Company

The effects of the resolutions under the heading "As Special Business" are:

a. Ordinary Resolution No. 10(a) is to allow the Directors to issue shares in the Company pursuant to the exercise of options that have been granted under the CCL Senior Executives' Share Option Scheme ("the Scheme") not exceeding 5 per cent of the issued share capital of the Company from time to time. Although the Scheme was discontinued on 31 December 1999, at the end of its 10-year duration, subsisting options granted prior to that date are not affected by the discontinuation and remain exercisable in accordance with the terms of the Scheme.

b. Ordinary Resolution No. 10(b) is to allow the Directors to issue shares in the Company pursuant to the exercise of options granted or to be granted under the CCL Executives' Share Option Scheme 2000 ("the Scheme 2000") not exceeding 15 per cent of the issued share capital of the Company from time to time. The Scheme 2000 (which replaced the Scheme) came into operation on 1 January 2000.

c. Ordinary Resolution No. 10(c) is to allow the Directors to issue shares in the Company pursuant to the Cycle & Carriage Scrip Dividend Scheme, which was adopted by shareholders on 3 May 2001.

Submitted by HO YENG TAT, Group Company Secretary on 21/03/2003 to the SGX

MASNET No. 14 OF 28.03.2003
Announcement No. 14


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

2002 CONSOLIDATED FINANCIAL STATEMENTS OF INDONESIAN ASSOCIATED COMPANY, PT ASTRA INTERNATIONAL TBK

We append below the Consolidated Balance Sheet, Consolidated Statements of Income and Changes in Equity and Cash Flows together with the progress report for the year ended 31 December 2002 released by our 35% associated company, PT Astra International Tbk, to the Jakarta Stock Exchange today for information.



2002 Consolidated Financial Statements (Astra)



Progress Report (Astra) - 2002.pc

Submitted by Ho Yeng Tat, Group Company Secretary on 28/03/2003 to the SGX